Form 20-F
period 2017-12-31
AGM GROUP HOLDINGS, INC.
filed 2018-04-30
CIK 1705402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

  ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

  ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  ☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number: 001-38309

AGM Group Holdings Inc.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

1 Jinghua South Road, Wangzuo Plaza East Tower

Room 2112

Beijing, People’s Republic of China 100020

(Address of principal executive offices)

Wenjie Tang, Chief Executive Officer

+86-010-65020507

wj.tang@angaomeng.com

1 Jinghua South Road, Wangzuo Plaza East Tower

Room 2112

Beijing, People’s Republic of China 100020

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A ordinary shares, par value $0.001 per share	The NASDAQ Stock Market LLC
Class B ordinary shares, par value $0.001 per share	Not registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,010,000 shares of Class A ordinary shares and 11,900,000 shares of Class B ordinary shares issued and outstanding as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes  ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes  ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐  Yes  ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes   ☐  No

i

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “AGM Holdings” refer to:

●	AGM Group Holdings Inc., a British Virgin Islands company limited by shares (“AGM Holdings” when individually referenced);

●	AGM Group Ltd., a Belize limited liability company (“AGM Belize” when individually referenced) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Technology Limited, a Hong Kong SAR limited company (“AGM HK” when individually referenced) and a wholly-owned subsidiary of AGM Holdings;

●	Shenzhen AnGaoMeng Financial Technology Service Co., Ltd. (“AGM Shenzhen”) (also referred to as 深圳安高盟金融科技服务有限公司 in China), a wholly foreign-owned enterprise (“WFOE”) formed under the laws of the People’s Republic of China (the “PRC”) and a wholly-owned subsidiary of AGM HK;

●	Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”) (also referred to as 北京安高盟科技服务有限公司 in China), a PRC company and a wholly-owned subsidiary of AGM Shenzhen;

●	Nanjing XinGaoMeng Software Technology Co., Ltd. (“AGM Nanjing”) (also referred to as 南京鑫高盟软件科技有限公司 in China), a PRC company and a wholly-owned subsidiary of AGM Shenzhen;

●	AGM Software Service LTD (“AGM Software”), a British Virgin Islands company limited by shares and a wholly-owned subsidiary of AGM Holdings;

●	AGMTrade UK LTD (“AGM UK”), a company incorporated under the law of England and Wales, limited by shares and a wholly-owned subsidiary of AGM Holdings;

●	AGM Trade Global PTY LTD (“AGM Australia”), an Australia company, limited by shares and a wholly-owned subsidiary of AGM Holdings;

●	AGMClub Service Limited (“AGMClub”), a Hong Kong SAR limited company and a wholly-owned subsidiary of AGM Holdings; and

●	AGM Shenzhen, AGM Beijing, and AGM Nanjing are collectively referred to as “AGM PRC”.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2017 and 2016 were US $1.00 for RMB6.5064 and RMB6.9437, respectively. The average exchange rates for the years ended December 31, 2017 and 2016, and for the period from inception (April 27, 2015) to December 31, 2015 were US $1.00 for RMB6.7570, RMB6.6430, and RMB6.2175, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

ii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.	Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations and comprehensive income (loss) data for the two years ended December 31, 2017 and 2016 and the period from inception (April 27, 2015) to December 31, 2015, and the selected consolidated balance sheets data as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Dividend per share in Renminbi and Shares outstanding)

	For the Years Ended December 31,		For the Period from Inception (April 27, 2015) to December 31,
	2017	2016	2015
	US$	US$	US$
Statement of operation data:
Revenues, net	$12,541,284	$7,704,820	$-
Gross profit	9,001,585	5,327,248	-
Operating expenses	(3,927,216)	(2,190,634)	(150,448)
Income (loss) from operations	5,074,369	3,136,614	(150,448)
Other non-operating income (expenses), net	126,416	(3,084)	(172)
Provision for income taxes	(1,300,894)	(783,382)	-
Net income (loss)	3,899,891	2,350,148	(150,620)
Earnings (loss) per share, basic and diluted	$0.19	$13.48	$(287.44)
Weighted average Ordinary Shares outstanding	20,010,000	174,384	524

Balance sheet data
Current assets	$21,542,318	$8,572,734	$11,263
Total assets	24,746,076	10,470,966	11,263
Current liabilities	16,628,159	6,223,276	155,674
Total liabilities	16,628,159	6,223,276	155,674
Total equity (deficit)	$8,117,917	$4,247,690	$(144,411)

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency for AGM Holdings and AGM Belize, AGM HK, AGM Software, AGM UK, AGM Australia, and AGMClub is U.S. dollars, and functional currency for AGM Shenzhen, AGM Beijing and AGM Nanjing is Renminbi (“RMB”). Transactions which are denominated in currencies other than functional currency are converted into functional currency at the exchange rate at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than functional currency are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within ASC 830, “Foreign Currency Matters”. For those entities which use RMB as its functional currency, the financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. (www.federalreserve.gov).

	Midpoint of Bid and Ask Prices for RMB per U.S. Dollar
Period	Period-End	Average
2011	6.2939	6.4630
2012	6.2301	6.3088
2013	6.0537	6.1478
2014	6.2046	6.1620
2015	6.4778	6.2827
January	6.2495	6.2181
February	6.2695	6.2518
March	6.199	6.2386
April	6.2018	6.201
May	6.198	6.2035
June	6.2	6.2052
July	6.2097	6.2085
August	6.376	6.3383
September	6.3556	6.3676
October	6.318	6.3505
November	6.3883	6.3640
December	6.4778	6.4491
2016	6.943	6.64
January	6.5752	6.5726
February	6.5525	6.5501
March	6.448	6.5027
April	6.4738	6.4754
May	6.5798	6.5259
June	6.6459	6.5892
July	6.6371	6.6771
August	6.6776	6.6466
September	6.6685	6.6702
October	6.7735	6.7303
November	6.8837	6.8402
December	6.943	6.9198
2017
January	6.8786	6.8907
February	6.8665	6.8694
March	6.8832	6.894
April	6.89	6.8876
May	6.8098	6.8843
June	6.7793	6.8066
July	6.724	6.7694
August	6.5888	6.667
September	6.6533	6.569
October	6.6328	6.6264
November	6.6090	6.6200
December	6.5063	6.5931
2018
January	6.3990	6.4727
February	6.328	6.3183
March	6.2726	6.3174

As of April 27, 2018, the exchange rate was RMB 6.3365 to $1.00.

B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D. Risk Factors

Risks Related to Our Business and Industry

We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.

The market for China’s financial technology of trading system is new and may not develop as expected. The regulatory framework for this market is also evolving and may remain uncertain for the foreseeable future. Potential institutional clients and brokers may not be familiar with financial technology service and may have difficulty distinguishing our services from those of our competitors. Convincing potential new institutional clients and brokers of the value of our services is critical to increasing the trading volume facilitated through our trading platform and to the success of our business.

Our company was incorporated in April 27, 2015 and have a limited operating history. As our business develops or in response to competition, we may continue to introduce new features or make adjustments to our existing technology and our business model. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations. It is therefore difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

●	navigate an evolving regulatory environment;

●	expand the client base;

●	broaden our services;

●	increase awareness of our brand and continue to develop customer loyalty;

●	enhance our risk management capabilities;

●	raise sufficient capital to sustain and expand our business;

●	attract, retain and motivate qualified personnel;

●	upgrade our technology to support additional research and development of new services;

●	improve our operational efficiency;

●	cultivate a vibrant online social trading system;

●	maintain the security of our platform and the confidentiality of the information provided and utilized across our platform;

●	attract, retain and motivate talented employees; and

●	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

If we fail to educate potential investors about the value of our trading platform and services, if the market for our trading platform does not develop as we expect, or if we fail to address the needs of our target market, or other risks and challenges, our business and results of operations will be harmed.

Customized development to existing Core Trading Platform and component could be restricted or prohibited.

Our services are mainly based on component designed to be used on the Core Trading Platform and customized development. We are licensed to use the Core Trading Platform and conducted customized development through its API. Currently, the Core Trading Platform allows licensees to conduct customized development. However, there is uncertainty whether such forms of development would be restricted or prohibited in the future. If customized development is no longer allowed, we may lose our main business.

We are dependent on our major customers for the majority of our revenues. The loss of one or more significant customers could adversely affect our financial condition, prospects and results of operations.

For the years ended December 31, 2017 and 2016, our two largest customers collectively accounted for approximately 33% and 56% of total revenues, respectively. We did not conduct any operations nor generate any revenues in the period from inception (April 27, 2015) to December 31, 2015. If we were to lose several key alliances over a relatively short period of time or if one of our largest customers fails to pay or delays in paying a significant amount of our outstanding receivables, we could experience an adverse impact on our business, financial condition, results of operations, cash flows and prospects. Additionally, changes in ownership of our customers may result in the loss of, or reduction in, business from those customers, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We are dependent on a limited number of suppliers, and delays in deliveries or increases in the cost could harm our business, results of operations and financial condition.

Our ability to meet our customers’ demand for our service depends upon obtaining adequate supplies on a timely basis. We have established relationships with a limited number of suppliers. For the years ended December 31, 2017 and 2016, our three largest suppliers collectively accounted for approximately 41% and 50% of total cost, respectively. We did not conduct any operations nor make any purchase in the period from inception (April 27, 2015) to December 31, 2015. Should any of our current suppliers be unable to deliver their service or otherwise fail to deliver in a timely manner and at acceptable prices and quality, we would have to identify and quality replacements from alternative sources of supply. However, the process of qualifying new suppliers for complex components is also lengthy and could have a material adverse effect on our business, financial condition and results of operations. Additionally, increase in costs may adversely impact demand for our services or the results of our business operations.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

The Internet industry is characterized by rapidly changing technology, evolving industry standards, new service introductions and changing customer demands. Furthermore, our competitors are constantly developing innovations in Internet search, online marketing, communications, social networking and other services to enhance users’ online experience. We continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our platform technology and our existing services as well as to introduce new high quality services that will attract more participants to our marketplaces. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain existing clients, attract new clients or broaden our market, our business and results of operations will be adversely affected.

The client base and the trading volume facilitated through our trading platform have grown rapidly since our inception. To maintain the high growth momentum, we must continuously increase the client base and the trading volume by retaining current participants and attracting more clients. We intend to continue to dedicate significant resources to our client acquisition efforts, including establishing new acquisition channels, particularly as we continue to grow and introduce new services. The overall number of clients and trading volume may be affected by several factors, including our brand recognition and reputation, the effectiveness of our risk control, the efficiency of our platform, the macroeconomic environment and other factors. Currently, we promote our brand through direct communications with potential clients and referrals. We also plan to invest more in marketing and bring our services to Southeast Asia and Australia. However, we are not familiar with the market or legal environment in such jurisdictions, nor do we have sufficient human resource to market our services. These factors and uncertainties will result in an increase in operation cost. If we are unable to broaden our marker or attract new clients, or if the existing clients do not continue to use our trading platform, we might be unable to increase our client base, trading volume and revenues as we expect, and our business and results of operations may be adversely affected.

If we do not compete effectively, our results of operations could be harmed.

The market of online trading platform is an emerging industry in rapid growth. The number of online trading platform providers is increasing due to rapid growth of actual and predicted demand. The market, thus, has become more competitive. With our limited operating history, we have not yet encountered a competitor who carries out research and development on all three lines of service we provide or who offers the same or similar kind of services within Asia. We mainly compete with traditional financial institutions and other trading platforms service providers from outside of Asia, which include, traditional banks and brokers/dealers. Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive client bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Our competitors may be better at developing new services, offering more attractive investment returns or lower fees, responding faster to new technologies and undertaking more extensive and effective marketing campaigns. In response to competition and in order to grow or maintain the client base, we may have to offer more features in the platform or charge lower service fees, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our service could stagnate or substantially decline, we could experience reduced revenues or our services could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract clients depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. It is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Failure to maintain or improve our technology infrastructure could harm our business and prospects.

We are constantly upgrading our services to provide increased scale, improved performance and additional built-in functionality and additional capacity for our online users. Adopting new services and upgrading our technology infrastructure require significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Maintaining and improving our technology infrastructure require significant levels of investment. Adverse consequences could include unanticipated system disruptions, slower response times, impaired quality of users’ experiences and delays in reporting accurate operating and financial information. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs, our business, financial condition, results of operation and prospects, as well as our reputation, could be materially and adversely affected.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Factors that may cause fluctuations in our quarterly financial results include:

●	our ability to attract new clients and maintain relationships with existing clients;

●	changes in our service mix and introduction of new services;

●	network outages or security breaches;

●	general economic, industry and market conditions;

●	the timing of expenses related to the development or acquisition of technologies or businesses.

In addition, we experience seasonality in our business, reflecting seasonal fluctuations in internet usage. For example, we generally experience lower transaction value on trading platform during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. While the seasonality is mild and our rapid growth has somewhat masked this seasonality, our results of operations could be affected by such seasonality in the future.

Our ability to protect the confidential information of our users may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

Our platform collects, stores and processes certain personal and other sensitive data from our users, which makes it an attractive target and potentially vulnerable to cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential client information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. Additionally, we have not yet purchase insurance to cover data stored on the server or data backup in the cloud, if security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

Any significant disruption in service on the third-party platform or in our computer systems, including events beyond our control, could prevent our clients from placing orders and processing trading on our platform, reduce the attractiveness of our platform and result in a loss of our clients.

We rely on the third-party Core Trading Platform software providers. All of our trading volume was derived from trades utilizing the Core Trading Platform. Any interruption in the third-party service, or deterioration in the performance or quality, could adversely affect our business. In the event of a platform outage and physical data loss, our ability to perform our servicing obligations or process trading would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to retain existing and attract new clients. Much of our system hardware is hosted in a leased facility located in Beijing that is operated by our IT Staff. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased Beijing facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities.

If our arrangement with any third party is terminated, we may not be able to find an alternative systems or services provider on a timely basis or on commercially reasonable terms. Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our clients and our reputation. Additionally, we have not yet purchase any insurance to cover any damage or interruption during the operation. We may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent clients from placing order to processing trading on our platform, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause our clients to abandon our platform, any of which could adversely affect our business, financial condition and results of operations.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative user experience, delay introductions of new features or enhancements, result in errors or compromise our ability to protect users’ data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of clients or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers.

We collect, store, process, and use certain personal information and other user data in our business. A significant risk associated with our business is the secure transmission of confidential information over public networks. The perception of privacy concerns, whether or not valid, may adversely affect our business and results of operations. We must ensure that any processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible complies with relevant data protection and privacy laws. The protection of our customer, employee and company data is critical to us. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential customer information. Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. Any security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our vendors, could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business. We cannot assure you that our security measures will prevent security breaches or that failure to prevent them will not have a material adverse effect on our business. Further, we do not carry cybersecurity insurance to compensate for any losses that may result from any breach of security. Therefore, our results of operations or financial condition may be materially adversely affected if our existing general liability policies did not cover a security breach.

New lines of business or new services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new service. Furthermore, any new line of business and/or new service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have purchased and registered with the National Copyright Administration of PRC certain copyrights. See “Business — Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Our risk management policies and procedures may not be effective and may leave us exposed to unidentified or unexpected risks.

We are dependent on our risk management policies. Our policies, procedures and practices are used to identify, monitor and control a variety of risks, including risks related to human error, customer defaults, market movements, fraud and money-laundering. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical changes in market prices. Our risk management methods also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing software or hardware failures. In addition, we may elect to adjust our risk management policies to allow for an increase in risk tolerance, which could expose us to the risk of greater losses. Our risk management methods rely on a combination of technical and human controls and supervision that are subject to error and failure. These methods may not protect us against all risks or may protect us less than anticipated, in which case our business, financial condition and results of operations and cash flows may be materially adversely affected.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our services and better serve our clients. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our services;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with clients, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced services or that any new or enhanced services, if developed, will achieve market acceptance or prove to be profitable.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our clients could diminish, resulting in a material adverse effect to our business.

A lack of insurance could expose us to significant costs and business disruption.

We have not yet purchased insurance to cover our assets and property of our business, which could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected. Furthermore, Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

Substantially all of our business operations and R&D are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect our customer’s participation in forex trading. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of China’s economic growth since 2012 which may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. If present Chinese and global economic uncertainties persist, many of our customers may reduce the service they require from us. Adverse economic conditions could also reduce the number of customers seeking our service, as well as their ability to make payments. Should any of these situations occur, our net revenues will decline, and our business and financial conditions will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Labor laws in the PRC may adversely affect our business and results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, which became effective on January 1, 2008, which was further amended on December 28, 2012 (effective July 1, 2013). The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations. The Labor Contract Law also mandates that employers provide social welfare packages to all employees, increasing our labor costs. To the extent competitors from outside China are not affected by such requirements, we could be at a comparative disadvantage.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. In April 2012, the PRC government announced that it would allow more RMB exchange rate fluctuation. On August 11, 2015, the PRC government set the central parity rate for the RMB nearly 2% lower than that of the previous day and announced that it will begin taking into account previous day’s trading in setting the central parity rate. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar. Substantially all of our revenues and costs are denominated in United States Dollars, while some of our assets and liabilities are denominated in Renminbi. Any significant revaluation of the Renminbi may materially and adversely affect our liquidity and cash flows. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed an Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders. However, it remains unclear as to how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, approximately 82% of our revenue is non-China source income, so could be adversely affected. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income.” Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

The State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing. Moreover, failure to comply with the various SAFE registration requirement could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment (the “2015 Notice”) released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

We have not filed SAFE Circular 75 reports on behalf of our shareholders who are PRC residents before. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since SAFE Circular 37 and the 2015 Notice were recently promulgated and it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

We provide most of our services through our subsidiaries in China. Although our PRC subsidiaries are not subject to laws and regulations applicable to foreign investments in China, our operations in China are governed by PRC laws and regulations. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Therefore, PRC legislation and regulations provide very little guidance on Fintech industry. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Since our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Our operations and assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons. See “Enforceability of Civil Liabilities.”

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, we may receive requests from certain U.S. agencies to investigate or inspect our operations, or to otherwise provide information. While we will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide services to us or with whom we associate, especially as those entities are located in China. Furthermore, an on-site inspection of our facilities by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by us and our affiliates, are subject to the capricious nature of Chinese enforcers, and may therefore be impossible to facilitate.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology (“MIIT”), and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

Internet information services are regulated by the Administrative Measures on Internet Information Services, or the ICP Measures, promulgated on September 25, 2000 by the State Council and amended on January 8, 2011. “Internet information services” are defined as services that provide information to online users through the internet. Internet information services providers, also called Internet content providers, or ICPs. ICPs that provide commercial services are required to obtain an operating license from the MIIT or its provincial counterpart. ICPs that provide non-commercial services are required to submit ICP filings with the MIIT or its provincial counterpart. Our services provided within the PRC, which are mainly research and development, are classified as non-commercial services.

Except for our corporate website (www.agmprime.com), we only have contractual control over our websites, as the domains are held by our subsidiaries. Among the subsidiaries which holds domain names, AGM Beijing is subject to the PRC laws and regulations. AGM Beijing has submitted ICP filings with the MIIT for all the domain names it holds. However, AGM Beijing may be deemed to be providing commercial internet information services, which would require AGM Beijing to obtain an ICP License. An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services. Furthermore, as we are providing service through mobile applications to mobile device users, it is uncertain if AGM Beijing will be required to obtain a separate operating license in addition to the ICP License. Although we believe that not obtaining an ICP License or such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Dividends payable to our foreign investors and gains on the sale of our ordinary shares by our foreign investors may become subject to PRC tax law.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of our ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. See “Regulation — Regulations on Tax.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of our ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares by such investors are subject to PRC tax, the value of your investment in our ordinary shares may decline significantly.

Restrictions on currency exchange may limit PRC investors’ ability to make investment.

In response to the persistent capital outflow in China and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the PBOC and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for Chinese citizens to transfer foreign currency overseas and for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, on January 26, 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put in place by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC investors to make capital contribution or make other kinds of payments to us could materially and adversely limit our ability to grow.

Risks Related to Our Corporate Structure and Operation

The dual-class structure of our ordinary shares has the effect of concentrating voting control with those shareholders who held our shares prior to our initial public offering, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control.

As disclosed in the “Description of Ordinary Shares” section in our Registration Statement on Form F-1, File no. 333-218020, as amended and declared effective by the SEC on February 15, 2018, each of our Class B Ordinary Shares has five (5) votes per share, and each of our Class A Ordinary Shares, which was the ordinary share we offered in our initial public offering, has one vote per share. Because of the five-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, after the completion of our initial public offering, the holders of our Class B Ordinary Shares collectively continue to control a majority of the combined voting power of our ordinary shares and therefore be able to control all matters submitted to our shareholders for approval even when the shares of Class B Ordinary Shares represent a minority of all outstanding shares of our Class A Ordinary Shares and Class B Ordinary Shares. These holders of our Class B Ordinary Shares may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The directors and executive officers beneficially own a majority of the outstanding Class A Ordinary Shares and all of the outstanding Class B Ordinary Shares as of the date hereof. As of April 27, 2018, our directors and executive officers directly and indirectly hold an aggregate of approximately 89.6% of the combined voting power. Our directors and executive officers have voting and dispositive power of all outstanding Class B Ordinary Shares. Mr. Zhentao Jiang, our chairman of the board, holds approximately 49.99% of the combined voting power. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sales of our company and might ultimately affect the market price of our Class A Ordinary Shares.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if they are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Business Companies Act (the “BVI Act”) dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the company’s memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the company’s memorandum and articles of association.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Risks Related to Ownership of Our Class A Ordinary Shares

The trading price of our Class A Ordinary Shares has been, and is likely to continue to be, volatile; you might not be able to sell your shares at or above the price that you paid for them and we may not be able to stop the decline of our stock price.

The trading price of our Class A Ordinary Shares has been, and is likely to continue to be, volatile, and may be influenced by numerous factors, some of which are beyond our control; you might not be able to sell your shares at or above the price that you paid for them.  Factors that could cause volatility in the market price of our common stock include, but are not limited to:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our Class A Ordinary Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

As a “controlled company” under the rules of the NASDAQ Capital Market, we may exempt our company from certain corporate governance requirements that could adversely affect our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our outstanding ordinary shares. Under the Rule 4350(c) of the NASDAQ Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors to be independent, as defined in the NASDAQ Capital Market rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the NASDAQ Capital Market rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and compensation committees might not consist entirely of independent directors. Accordingly, while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Capital Market corporate governance requirements.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent we determine that the proposed uses set forth in in the section titled “Use of Proceeds” in our initial public offering registration statement are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we received from our initial public offering. However, we advise shareholders as required in our annual reports on Form 20-F of any changes in application of funds.

Our management will have broad discretion in the application of such net proceeds, including working capital, and other general corporate purposes, including paying tax due, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Class A Ordinary Shares could decline.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements. All statements contained in this annual report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this annual report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this annual report or to conform these statements to actual results or revised expectations.

Item 4.	Information on the Company

Overview

Incorporated on April 27, 2015, under the laws of the British Virgin Islands (“BVI”), we see ourselves as a financial technology company and financial solutions provider, focused on delivering innovative trading platform solutions and technologies that enable brokers and institutional clients to have a better user experience. We strive to become a one-stop solution provider that focuses on providing financial technology service to brokers and institutional clients. We are primarily engaged in three core businesses: (i) online trading platform application and computer program technical support and solution service (“Online Trading and Computer Support Service”); (ii) forex trading brokerage business; and (iii) Program trading application technology and management service. As a group, we integrate innovations with high-quality services. We see ourselves as a financial technology company and financial solutions provider, focused on delivering innovative solutions and technologies that enable brokers and institutional clients to get better user experience.

Our business, a substantial majority of which is composed of our Online Trading and Computer Support Service, is not subject to PRC foreign investment and ownership restrictions. Substantially all of our business operations and research and development are conducted in the China. Also, substantially all of our employees are located in China. Our team is comprised of a group of people who are experienced in the areas of finance, IT, software R&D and marketing. We have a total of 109 full-time employees supporting in five departments. We have 68 employees in the Research and Development Department, which is the core of our innovation and business. Research and Development Department is supported by the 4 employees from the Finance Department and 9 employees from the Human Resource and Administration Department. Additionally, all of our services are marketed and promulgated through our Operation Department, which is consisted of 2 employees in the marketing group, 5 employees in the transaction group, 14 employees in the risk management group and 5 employees in the business group. Finally, we have 2 employees in our Compliance Department, scrutinizing the forex trading brokerage business conducted by AGM Belize.

We promote our brand through direct communications with potential clients and referrals. In addition, we tailor our services to meet the needs of our clients and provide them with competitive pricing to establish long-term business relationships. We take pride in the cutting-edge technology and superb quality of our services.

Our services provided to institutional customer focuses mainly on providing foreign exchange access service. These institutional clients include foreign exchange brokers, precious metals brokers, and small-sized asset management companies, who trade spot contracts that have the same trading rules and calculation methods as foreign exchange spot contracts. Our clients do not conduct trading in stocks, futures or any other assets classes. Specifically, foreign exchange brokers normally provide trading of precious metals spot contracts because the trading rules and calculation methods are almost the same between precious metals spot contracts and foreign exchange spot contracts. On the other hand, in Asia, customers of brokers are more receptive to the trading of precious metals. That’s why the precious metals brokers, by using our trading system and trading access service, provide to those customers with the trading of precious metals spot contracts, but not foreign exchange spot contracts. Additionally, the small-sized asset management companies specifically trade foreign exchange spot contracts through our trading system software and service.

Industry Overview

The foreign exchange market is the largest and most liquid financial market in the world. The trading volume in forex market is on a continuous growth. The increase is due to a number of factors: the growing importance of forex as an asset class, the increased trading activities of high-frequency traders, and the emergence of retail investors as an important market segment. The growth of electronic online trading and the diverse selection of trading venues has lowered transaction costs, increased market liquidity, and attracted greater participation form different customer types. Trading via online portals has made it easier for retail traders to trade in the foreign exchange market. More brokers and institutions start to offer Forex trading platform due to huge market demands.

On the other hand, brokers and institutions need also to serve the changing demands of using social networks and mobile phone from their ultimate clients. Such technologies allow consumers to access high quality information that they were not able to find form traditional financial institution. Brokers and traditional financial institutions are integrating themselves with Fintech companies because we are able to meet client’s needs and to provide clients better experience with innovative technology.

Fintech is an industry on its rapid growth. The global investment into fintech startups companies from 2010 to 2015 totaled $49.7 billion. Total investments from Fintech on the global market reached $47 billion in 2015, while it had a considerable decline to $25 billion in 2016. On the other hand, over 80% of traditional financial institutions believe business is at risk to Fintech innovators, and among them 82% expect to increase Fintech partnerships in the next three to five years.

Corporate Structure

Below is a chart illustrating our current corporate structure:

AGM Group Holdings Inc. (“AGM Holdings”) was incorporated on April 27, 2015 under the laws of the British Virgin Islands (“BVI”).

AGM Technology Limited (“AGM HK”) was incorporated on May 21, 2015 under the law of Hong Kong. AGM HK is a wholly-owned subsidiary of AGM Holdings and its principal activity is providing our core service to customers.

AGM Group Ltd. (“AGM Belize”) was incorporated on August 28, 2015 under the law of Belize. AGM Belize is a wholly-owned subsidiary of AGM Holdings and its principal activity is trading in forex service.

Shenzhen AnGaoMeng Financial Technology Service Co., Ltd. (“AGM Shenzhen”) was incorporated on October 13, 2015 in Shenzhen under the laws of the People’s Republic of China. As a wholly-owned subsidiary of AGM HK and a wholly foreign-owned entity under the PRC laws, AGM Shenzhen’s registered capital is RMB1,000,000. AGM Shenzhen was incorporated for the purpose of being a holding company for the equity interests in PRC. AGM Shenzhen did not conduct any operations or own any material assets or liabilities except for cash, insignificant expense and the 100% of the equity interests in AGM Beijing and AGM Nanjing. AGM Shenzhen was incorporated in Shenzhen because Shenzhen is geographically close to Hong Kong, where our subsidiary AGM HK was incorporated. AGM Shenzhen will rely on AGM HK in the future to carry out its business.

Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”) was incorporated on November 13, 2015 in Beijing under the laws of the People’s Republic of China. AGM Beijing’s registered capital is RMB5,000,000. Through equity transfers, AGM Beijing is a wholly-owned subsidiary of AGM Shenzhen and its principal activities include (i) Online Trading and Computer Support Service and (ii) Program trading application technology and management service. AGM Beijing holds an ICP filing for our integrated online trading platform. AGM Beijing was incorporated in Beijing because almost all of our employees were and still are located in Beijing. In order to comply with the PRC law regarding employee’s social benefits, which are regulated separately in each city or province, it is more practical for us to locate our office in Beijing so that we can pay for the employees’ social benefits with the local government agency.

Nanjing XinGaoMeng Software Technology Co., Ltd. (“AGM Nanjing”) was incorporated on September 28, 2016 in Nanjing under the laws of the People’s Republic of China. AGM Nanjing’s registered capital is RMB1,000,000. Through equity transfers, AGM Nanjing is a wholly-owned subsidiary of AGM Shenzhen and its principal activities include (i) software design, technology transfer, technology consulting, technology promotion and (ii) data processing. AGM Nanjing was incorporated in Nanjing because Nanjing is geographically in the Yangtze River Delta and is close to Shanghai. We plan to expand our services to the market in the Yangtze River Delta through AGM Nanjing.

AGM Software Service LTD (“AGM Software”) was incorporated on June 14, 2017 under the laws of BVI. AGM Software is a wholly-owned subsidiary of AGM Holdings and its principal activity will be assisting AGM HK in providing our core technology services to customers.

AGMTrade UK LTD (“AGM UK”) was incorporated on July 18, 2017 under the law of England and Wales. AGM UK is a wholly-owned subsidiary of AGM Holdings and its principal activity will be advertising on a global scale, and providing our core technology services and consulting services to our customers. AGM UK was incorporated in the United Kingdom because we have discovered potential customers in the UK.

AGM Trade Global PTY LTD (“AGM Australia”) was incorporated on July 25, 2017 under the law of Australia. AGM Australia is a wholly-owned subsidiary of AGM Holdings. It was formed with the vision to possibly expand our service to customers located in Australia.

AGMClub Service Limited (“AGMClub”) was incorporated on August 14, 2017 under the law of Hong Kong. AGMClub is a wholly-owned subsidiary of AGM Holdings and its primary activity is to provide online marketing on a global scale, including the greater China area.

Our PRC subsidiaries were formed because substantially all of our employees and management are located in China. Most of our revenues are generated through the business of our subsidiary, AGM Technology Limited, a Hong Kong SAR limited liability (“AGM HK”), in order to reduce the cost of conducting business. AGM HK then outsources the software solution services to our subsidiaries within the PRC, where the operation cost, including lease and labor, is much lower than that of Hong Kong. By including these subsidiaries as part of our corporate structure, we are able to both retain all of the revenue of the contracts signed by AGM HK through our consolidated financial statements and significantly cut down our operation cost at the same time. This corporate structure provides us with competitive advantage to maintain our profitability. Additionally, each of our PRC subsidiaries, AGM Shenzhen, AGM Beijing and AGM Nanjing, only provides software solution services and does not engage in financial service or internet service. Because AGM HK is not located within the PRC, we do not believe our business is subject to PRC foreign investment and ownership restrictions.

Our Core Services

We provide Online Trading and Computer Support Service and Program trading application technology and management service through our subsidiaries AGM HK, AGM Beijing and AGM Nanjing, and conduct forex trading brokerage business through AGM Belize.

Online Trading and Computer Support Service

Online Trading and Computer Support Service generates 99% and 89% of all the total revenue in fiscal year 2017 and 2016, respectively. We did not conduct any operations nor generate any revenues in the period from inception (April 27, 2015) to December 31, 2015. Under this business line, we provide services of two sub-types: computer program technical support and solution services and trading platform application services. The former mainly includes website maintaining and software developing focusing on database analysis and monitoring. The trading platform application services have been provided through cloud computing or also commonly known as Software as a Service (“SaaS”) approach. Revenues based on the SaaS approach consist of three components: 1) service fees for usage of online trading application based on trading volumes of the forex trading transactions; 2) initial trading application setup fees; and 3) ongoing service support fees. Service fees based on trading volumes account for majority of the revenue and initial setup fees and ongoing service support fees only account for a small portion of the revenue from this service line.

AGM Belize holds licenses to a core trading platform known as the MetaTrader (“Core Trading Platform”), which we believe is the most widely-used platform for trading forex, analyzing financial markets and using automatic programing tools. The license agreements between AGM Belize and MetaQuotes Software Corp. (“MetaQuotes”) regarding the Core Trading Platform are non-exclusive licenses with the right to download, install and use the Core Trading Platform. MetaQuotes delivered AGM Belize the main server, proxy server, history server, access server, manager/dealer workstation, administrator workstation, client terminal, backup replication service and the Manager API, Server API, Datafeed API, report API, Gateway API and Web API. AGM Belize is licensed to develop programs based on the APIs.

AGM Belize contracts with AGM HK, which signs contracts with our customers and then contracts with AGM Beijing and AGM Nanjing to conduct customized development and integration. We integrated the Core Trading Platform with functional modules that fit local clients changing demands. Products of the customized development include, but not limited to, modules and applications that enable clients to have a multiple accounts management system, a bridge engine to straight through process their orders directly to the clearing counterparty, and a sophisticated client relationship management system. Once a client requests service from AGM HK, AGM HK will contract the service to AGM Beijing, which will then be responsible for initial online trading software application setup, service monitoring and maintenance and supports, etc. Our clients are able to trade more than 80 products on our trading platform, including foreign exchanges, precious metal, etc., all of which are based on spot trading contract.

Forex trading brokerage business

Our subsidiary AGM Belize is a retail forex broker licensed to provide forex trading brokerage business by International Financial Services Commission of Belize (IFSC) under the license number IFSC/60/448/FX/17 (the “IFSC License”). We also provide our users with trading in spot precious metals and spot oil because spot precious metals and spot oils are conventionally categorized as spot forex. In the spot market, spot precious metals and spot oil are usually categorized as spot forex because spot precious metals and spot oil transactions are usually denominated in more than one currency, which results in the same profit calculation and margin calculation specifications applying to the contract of spot precious metals and spot oil as well as the contract of spot forex. Additionally, IFSC only provides two types of licenses regarding brokerage trading service, which are trading in foreign exchange services and trading in securities services. See http://www.ifsc.gov.bz/licensed-service-providers/. Because we believe that spot precious metals and spot oil should not be categorized as securities, our IFSC License for trading in foreign exchange should cover spot precious metals and spot oil. Furthermore, according to the item 11 and 18 in the IFSC License, filed herein as exhibit 10.6, we can provide our products according to the products offered by our licensed clearing counterparties. London Multi Asset Exchange (“LMAX Exchange”), a UK FCA regulated leading Multilateral Trading Facility for foreign exchange and one of our clearing counterparties, offers products including spot precious metals and spot oils, and categorizes them as spot forex. Last but not least, it is a common practice in the forex trading industry to categorize spot precious metals and spot oil as spot forex. For example, Koderan International Markets Limited, Belize, (at http://www.koderan.com/en-us/trade/forex.php) and ZB Forex Ltd., Belize, (at http://www.zbforex.com/en/), and Decode Global Ltd. Belize (http://www.decfx.com/) all provide with trading in spot precious metal and spot oil while they only have brokerage service license in foreign exchange from IFSC. Therefore, IFSC allows us to provide trading in spot metals and spot oil.

In general, our Belize IFSC License allows us to conduct forex trading brokerage business in a jurisdiction unless such jurisdiction requires a local license for such purpose. Belize IFSC license term 21 specifies “The licensee shall not offer or transact any trading with a resident of a country who laws require a local license for this purpose, without obtaining such a license.” Substantially all of AGM Belize’s customers are residents of the PRC and the current PRC laws do not require a local license for a retail broker to conduct forex trading brokerage business. Each of our PRC subsidiaries only provides customers with computer program technical support and solution service that are outsourced by our AGM HK, and does not engage in conducting forex trading transactions in the PRC. The PRC licensing requirements do not apply to our PRC subsidiaries. In addition, our subsidiary AGM Australia is applying for the required license with the Australian authority. We believe that we will not need a license in Malaysia because we plan to establish our Malaysia office only to provide IT service for AGM HK and AGM Belize.

The revenue from conducting forex trading brokerage business includes gains and losses from trades, forex trading brokerage fees, and commissions.

In the fourth quarter of 2017, we launched social trading network platform, www.AGMTrade.com. The platform was developed by AGM HK and had more than 1,000 users from AGM Belize as of January 2018. The platform was designed to use social trading network to increase the client activity and thus their lifetime client value. On www.AGMTrade.com, we provide two trading modules. One is traditional trading module, the other is an in-house developed social trading module: group-trading program.

Traditional trading module allows clients to access the market and trade instruments through desktop client terminal and mobile terminal. This module is suitable for experienced traders who is capable of analyzing the marketing conditions, filtering trading ideas, and setting trading parameters like target and loss limit. On the other hand, group-trading programs are setup by program initiator and manager, which are two user roles normally acted by experienced traders and more-risk tolerant traders. With pre-negotiated expected risks and return parameters. Each client can choose to join the program according to acceptable risks and returns. Social trading module provides greater value to clients from two main aspects. First, it helps client to quickly and effectively learn real trading environment, because client can review experienced trader’s results and performance statistics. Second, new trading module like group-trading program provides relative low risks trading method for unexperienced client. For more information about the social trading platform, please see “Our Growth Strategy” below.

Program trading application technology and service

We provide our program trading application technology and management service by integrating our in-house algorithm application with the Core Trading Platform and bundling into a module called “Expert Advisors” to the Core Trading Platform. It enables traders to automatically execute the trades on a live account. Expert Advisors is very flexible and can take any information into account that is available on the Core Trading Platform. The revenue of program trading application technology and management service refers to the commission based on the profit or loss of client’s investment managed by our intelligent trading system.

We provide our institutional client and brokers with clearing house connection service by the following technologies: FIX4.0-4.4 protocol, CQG API, Integral API, and Currenex API. Liquidity providers we support include but not limited to: Barclays, OANDA, Interactive Brokers, CFH Clearing, LMAX Exchange, Dukascopy Swiss Forex Bank & Marketplace, SAXO Capital Markets, and Sucden Financial, etc.

Our services are also available to the users on their mobile devices. Users can download the Core Trading Platform’s mobile application, search our brand name under “AGM Group” and have access to our services.

To ensure our ability to provide unique online trading application services, we have a professional team of engineers working on web service and software development, integration and customization. We have integrated, customized, and developed management supporting system, user office management software and multi-account trading system with the Core Trading Platform. As of December 31, 2016, AGM Beijing has purchased and registered with the National Copyright Administration of PRC, three copyrights: (i) Management Supporting System for a fifty-year authorized use time starting on December 7, 2016, (ii) User Office Management Software for a fifty-year authorized use time starting on December 7, 2016, and (iii) Multi Account Trading System for a fifty-year authorized use time starting on December 30, 2016. The purchase price of these copyrights is a total of $1,761,742. In fiscal 2017, AGM Nanjing has purchased and registered with the National Copyright Administration of PRC, three copyrights: (i) MTK Club Management System for a fifty-year authorized use time starting on October 16, 2017, (ii) MTK Office Management System for a fifty-year authorized use time starting on October 16, 2017, (iii) MTK Multi Trading Commissions System for a fifty-year authorized use time starting on October 16, 2017. The total amount of copyrights purchased by AGM Nanjing is $1,359,382. Copyright protection are granted in PRC. We utilize the copyrighted software to design and integrate our service and interface.

Our Growth Strategy

To maintain the growth of our business and sustain our leading position in the market, we anticipate to rely on these key drivers as part of our growth strategy:

●	Continue to define industry best practices in China. We strive to create and uphold industry best practices for all aspects of our business, including risk management and analysis, operational transparency and data security. We will continue to foster the sustainable growth of our industry by leading through example and our sharing of best practices.

●	Maintain and broaden our customer base. Our current market is mainly in Asia. We seek to maintain the business relationships with our existing customers and to grow the number of clients on our online trading platform by introducing new services and tailoring the services to specific customer needs. As our business continues to grow, we plan to open new offices in Malaysia and Australia in the future.

●	Expand our services. We strive to provide quality service to our existing and new clients. We will continue to develop new services to satisfy different customer requirements. In the future, we plan to offer additional access software such as Meta Trader 5 to broaden the trading channels. We will continue to make investments in our proprietary technologies in the areas of data collection and processing algorithms to increase the precision and speed. We will also continue providing multi-accounts platform and additional features so that the users can have the best trading experience.

At the fourth quarter of 2017, we launched online social trading platform at www.AGMTrade.com, in connection with our forex brokerage service. The platform provides retail clients with two trading modules: traditional trading module and group-trading program module.

Traditional trading module allows clients to access the market and trade instruments through desktop client terminal and mobile terminal. This module is suitable for experienced traders who are capable and familiar of analyzing the marketing conditions, filtering trading ideas, and setting trading parameters like target and loss limit.

In group-trading program, programs are setup by program initiator and manager, which are two user roles normally acted by experienced traders and more-risk tolerant traders. With pre-negotiated expected risks and return parameters, along with a set of risk control rules include: trading volume control, loss control, and rule of return distribution, each client can choose to join a program by preferences mainly according to acceptable risks and returns. Once a group-trading program is ended, profits, if any, will be calculated and distributed to all participants accordingly. New traders can enjoy returns with relatively low risks while learning the trading skills and analysis shared by experienced traders. On the other hand, experienced trader can act as manager or program initiator. They can leverage his/her trading skills by managing group-trading program and earn extra benefits as incentive commission in form of return distribution. Manager thus can build professional trading profiles with track records. Manager with good records will have higher ranking and have more exposure.

We believe that our social trading platform, by integrating traditional and innovative trading module, can gather different types of traders, and offer them creative tools to trade and invest more effectively.

In addition, our social trading platform is available on mobile devices as well, so that our users can have access to their accounts and remain connected to live-feed of other traders’ activities and access to group-trading programs.

In 2018, we plan to enhance the features of AGMTrade.com, user-experience of its website and mobile applications, and will launch the multi-language site of AGMTrade.com. New features on the pipeline will include interactive trading education, trading competition and enhanced analytical software. We believe these features will attract more new users.

We also plan to sell our social trading business solution to institutional clients.

●	Further enhance our risk management capabilities. We will continue to automate our risk management system by enhancing our online data analytics capabilities and utilizing additional data sources. We will also further advance our proprietary algorithms in order to increase the automation and predictive capabilities of our risk management systems. These will enable us to further increase the efficiency of our services and platform while maintaining sophisticated risk management capabilities.

●	Continue to execute our mobile strategy. We have made and will continue to make significant investments in pursuing our mobile strategy. We plan to further strengthen our mobile internet presence to seize promising market opportunities by developing targeted marketing programs directed at mobile users, introduce more mobile related services and further enhance our risk management capabilities utilizing additional information from our mobile users.

IT Infrastructure

Under applicable PRC law, almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. “Internet information services” are defined as services that provide information to online users through the internet. Internet information services providers, also called Internet content providers, or ICPs. ICPs that provide commercial services are required to obtain an operating license from the MIIT or its provincial counterpart. ICPs that provide non-commercial services are required to submit ICP filings for the record with the MIIT or its provincial counterpart. Our services provided within the PRC, which are mainly research and development, are classified as non-commercial services. Our subsidiary AGM Beijing has submitted ICP filings for all the domain names it holds. We have been developing and plan to introduce an electronic online social trading platform in stages to allow our clients to share their trading activities and have access to those of others. Please refer to “Our Growth Strategies” for further information.

Sales Channels and Long Term Opportunities

To market our services and brand to other regions within China, we have set up 7 employees in the marketing department. Due to our limited operating history, we have not developed a comprehensive marketing strategy. Currently, we are marketing our services through direct communication with potential clients and referrals. We believe word-of-mouth is an especially effective marketing tool for our professional services. To further promote our brand, we also take advantage of the Internet, through which we introduce basic services information, market research and updates to our clients. We plan to invest in marketing using the proceeds from the initial public offering to promote our brand and expand the company’s geographic coverage. Particularly, we plan to open office in Malaysia and Australia and recruit 15 additional sales and marketing personnel to broaden our international market and client base. We are very familiar with the market and have good relationship with major financial institutions and brokers. We expect that our long-term opportunities will increase as we emphasize on marketing and signing new clients.

Customers and Suppliers

Customers

Our main clients are institutional clients and brokers. We consider our major customers to be those customers that accounted for more than 10% of sales revenue. We have two such customers during the fiscal year ended December 31, 2016, which are IIG Ltd. and Rising International Management Company Limited. We have six such customers during the fiscal year ended December 31, 2017, which are IIG Ltd., Rising International Management Company Limited, HK Diansheng Investment Management Ltd., ISR Trading Limited, Magellan Holdings Limited, and Allrun Electronics Co., Ltd. We did not conduct any operations nor generate any revenues in the period from inception (April 27, 2015) to December 31, 2015.

Taking IIG Ltd. as an example, in the Technology Service Agreement between AGM HK (the “Licensor”) and IIG Ltd. (the “Licensee”), dated December 25, 2016,

●	The Licensor will provide Technology White Label Services, which may include MT4 softwares, Liquidity Bridge, Plugin, Web Services, API, Binary Option MT4 Plugin, Web Trading Terminal, Mobile Trading Terminal, Web-based Social Trading Terminal, Signal and Data Service and Customer Support to the Licensee, including all written or electronic documentation, user manuals and other documents pertaining to Licensor Technology White Label.

●	The Licensor will provide installation, debugging, operation and maintenance of server and application program, training and support of certain service component.

●	The service component shall be delivered in electronic form as program installation files, to be downloaded by the Licensee via the Internet.

●	The Licensor does not provide services of an Internet provider. It shall not be held liable for any Internet communication or equipment failure, delays in reporting of transactions in accounting books or other confirmation or any faults in electric circuits.

●	The Licensor shall not be liable for any legal actions or claims of the Licensee’s customers arising from the operation or the use of the Core Trading Platform or the Expert Advisors.

●	The Licensee agrees to pay service fees.

●	The Licensee agrees to follow the guideline provided by the Licensor on the proper use of the components and shall not engage in illegal activities.

We did not conduct any operations nor generate any revenues in the period from inception (April 27, 2015) to December 31, 2015. For the years ended December 31, 2017 and 2016, customers accounting for 10% or more of the Company’s net revenues were as follows:

	For the Years Ended December 31,
Customers	2017	2016
IIG Ltd.	18%	37%
Rising International Management Company Limited	15%	19%
HK Diansheng Investment Management Ltd.	10%	*	%
ISR Trading Limited	11%	*	%
Magellan Holdings Limited	11%	*	%
Allrun Electronics Co., Ltd.	11%	-%

* Less than 10%

Suppliers

We consider our major supplier to be those suppliers that accounted for more than 10% of overall purchasing. We have three such suppliers during the fiscal years ended December 31, 2017 and 2016, which are Yuenyu Industry Technology Co. Limited, Kaisheng Yin, and Dong Yi. We did not conduct any operations nor make any purchase in the period from inception (April 27, 2015) to December 31, 2015.

Taking Yuenyu Industry Technology Co. Limited as an example, in the MT4 MT5 Software Platform Maintenance and Technology License Agreement between AGM HK (the “Licensee”) and Yuenyu Industry Technology Co. Limited (the “Lisensor”), dated December 12, 2016,

●	The Licensor will provide Technology White Label Services, which may include MT4 softwares, Liquidity Bridge, Plugin, Web Services, API, Binary Option MT4 Plugin, Web Trading Terminal, Mobile Trading Terminal, Web-based Social Trading Terminal, Signal and Data Service and Customer Support to the Licensee, including all written or electronic documentation, user manuals and other documents pertaining to Licensor Technology White Label.

●	The Licensor will provide installation, debugging, operation and maintenance of server and application program, training and support of certain service component.

●	The service component shall be delivered in electronic form as program installation files, to be downloaded by the Licensee via the Internet.

●	The Licensor does not provide services of an Internet provider. It shall not be held liable for any Internet communication or equipment failure, delays in reporting of transactions in accounting books or other confirmation or any faults in electric circuits.

●	The Licensor shall not be liable for any legal actions or claims of the Licensee’s customers arising from the operation or the use of the Core Trading Platform or the Expert Advisors.

●	The Licensee agrees to pay service fees.

●	The Licensee agrees to follow the guideline provided by the Licensor on the proper use of the components and shall not engage in illegal activities.

We did not conduct any operations nor make any purchase in the period from inception (April 27, 2015) to December 31, 2015. For the years ended December 31, 2017 and 2016, suppliers accounting for 10% or more of the Company’s purchases were as follows:

	For the Years Ended December 31,
Suppliers	2017	2016
Kaisheng Yin	10%	15%
Dong Yi	10%	* %
Yuenyu Industry Technology Co., Ltd.	21%	29%

* Less than 10%

Research and Development

We are committed to researching and developing Fintech service for use in different financial products trading platforms. We believe that innovations will help our Company achieve its long-term strategic objectives. Our research and development efforts are an integral part of our operations and the core of our competitive advantage and differentiation strategy.

The Research and Development team consists of dedicated engineers, researchers and analysts focusing on software customized development.

Our Property

Intellectual Property

We rely on our software copyrights to protect our domestic business interests and ensure our competitive position in our industry.

Copyrights

The software copyrights we hold are as follows:

No.	Copyright Name	Start Date	Expiry Date (50 year)	Owner
1	Management Supporting System	December 7, 2016	December 6, 2066	AGM Beijing
2	User Office Management Software	December 7, 2016	December 6, 2066	AGM Beijing
3	Multi Account Trading System	December 30, 2016	December 29, 2066	AGM Beijing
4	MTK Club Management System	October 16, 2017	October 15, 2067	AGM Nanjing
5	MTK Office Management System	October 16, 2017	October 15, 2067	AGM Nanjing
6	MTK Multi Trading Commissions System	October 16, 2017	October 15, 2067	AGM Nanjing

	December 31, 2017	December 31, 2016
Management Supporting System	$626,717	$587,247
User Office Management Software	567,029	531,319
Multi Account Trading System	686,404	643,176
MTK Club Management System	534,858	-
MTK Multi Trading Commissions System	560,986	-
MTK Office Management System	353,498	-
AGM domain name	14,800	-
Total intangible assets	3,344,292	1,761,742
Less: accumulated amortization	(240,164)	(14,682)
Total intangible assets, net	$3,104,128	$1,747,060

For the fiscal years ended December 31, 2017 and 2016 and for the period from inception (April 27, 2015) to December 31, 2015, amortization expenses amounted to $216,180, $15,346 and $0, respectively. There was no impairment provided for these intangible assets for the years ended December 31, 2017 and 2016 and for the period from inception (April 27, 2015) to December 31, 2015.

Domain

The domain we hold are as follows:

No.	Domain Name	Owner
1	www.agmprime.com	AGM Belize
2	www.agmtrade.com	AGM Beijing
3	www.agmft.com	AGM Belize
4	www.agmbroker.com	AGM Belize
5	www.agm18.com	AGM Beijing
6	www.51agm.com	AGM Beijing
7	www.agmfx.cn	AGM Beijing
8	www.agmtrade.cn	AGM Beijing
9	www.agmfx.com.cn	AGM Beijing
10	www.agmtrade.com.cn	AGM Beijing
11	www.angaomeng.com	AGM Beijing
12	www.agmgroup.com	AGM Holdings

Property and Equipment

As of December 31, 2017 and 2016, property and equipment consisted of the following:

	December 31, 2017	December 31, 2016
Electronic equipment	$128,857	$75,706
Office equipment	13,152	10,108
Total property and equipment	142,009	85,814
Less: accumulated depreciation	(42,379)	(10,177)
Total property and equipment, net	$99,630	$75,637

Depreciation expenses for the fiscal years ended December 31, 2017 and 2016 and for the period from inception (April 27, 2015) to December 31, 2015 were $30,349, $10,638 and $0, respectively. There was no impairment recorded for these property and equipment for the years ended December 31, 2017 and 2016 and for the period from inception (April 27, 2015) to December 31, 2015.

Lease commitments

As of December 31, 2017, our lease commitment consisted of the following

Lease Term	Address	Space (square meters)	Monthly Rent (RMB)	Purpose
March 25, 2016 to June 24, 2018	Room 2211 and 2212, East Tower, VanPalace, No.1, Jinghua south street, Chaoyang District, Beijing City, PRC	377	50,000	Office

December 5, 2016 to June 4, 2018	Room 2111, East Tower, VanPalace, No.2, Guandongdian south street, Chaoyang District, Beijing City, PRC	186	27,500	Office

September 1, 2016 to August 31, 2018	Room 2103, Block 6, No.93 Jianguo Road, Chaoyang District, Beijing City, PRC	124	22,500	Office

April 1, 2016 to March 31, 2018	Room 2605,2606, and 2607, Block C Media Center, No.4 Guanghua Road, Chaoyang District, Beijing City, PRC	479	161,620	Office

March 6, 2016 to March 5, 2019	No.8 Ronghua Zhong Road, Beijing Economic and Technology Development Zone, Beijing City, PRC	410	56,162	Office

April 15, 2016 to April 14, 2018	Room 2112, East Tower, VanPalace, No.1, Jinghua south street, Chaoyang District, Beijing City, PRC.	187	25,000	Office

Start from the beginning of 2017, with terms from five months to one year.	Eleven employees’ dormitories located in Beijing city	N/A	106,050	Residential — Employees’ Dormitory

Lease Term	Address	Space (square meters)	Monthly Rent (HKD)	Purpose
December 8, 2017 to December 7, 2019	Room 1904, 19/F Jubilee Center, 18 Fenwick St., 46 Gloucester Road, Wanchai, Hong Kong	N/A	48,136	Office

For the period from inception (April 27, 2015) to December 31, 2015, IIG, Ltd. provided office space to the Company free of charge.

On March 6, 2016, the Company entered into a lease agreement with Zumian Gong to lease a 410 square meters office space, located at No.8 Ronghua zhong Road, Beijing Economic and Technology Development Zone, Beijing City, PRC. The lease is valid from March 6, 2016 to March 5, 2019. According to the lease, the rent is RMB56,162 (approximately $8,000) per month.

On March 18, 2016 and June 3, 2016, the Company entered into a lease agreement and a supplementary lease agreement with Beijing Oriental Media Properties Limited, respectively, to lease a 479 square meters office space, located at Room 2605, 2606, and 2607, Block C Media Center, No.4 Guanghua Road, Chaoyang District, Beijing City, PRC. The lease is valid from April 1, 2016 to March 31, 2018. According to the lease, the rent is RMB161,620 (approximately $24,000) per month.

On March 25, 2016, the Company entered into a lease agreement with Beijing Jinqiao Lida investment consulting Co., Ltd. to lease a 377 square meters office space, located at Room 2211 and 2212, East Tower, VanPalace, No.1 Jinghua South Street, Chaoyang District, Beijing City, PRC. The lease starts from March 25, 2016 with a term of nine months ended on December 24, 2016. According to the agreement, the rent is RMB48,000 (approximately $7,000) per month. On December 7, 2016, the Company renewed the lease agreement to extend the lease term for another six months with an increased rent of RMB50,000 (approximately $7,000) per month. On June 5, 2017, the Company renewed this lease agreement to extend the lease term for one year with no change in rent.

On April 15, 2016, the Company entered into a lease agreement with Beijing Terry Henderson real estate brokerage Co., Ltd. to lease a 187 square-meter office space, located at Room 2112, East Tower, VanPalace, No.1 Jinghua South Street, Chaoyang District, Beijing City, PRC. The lease starts from April 15, 2016 with a term of one year. According to the agreement, the rent is RMB25,000 (approximately $4,000) per month. On April 15, 2017, this lease agreement was renewed to extend the term for one-year term with no change in rent.

On August 16, 2016, the Company entered into a lease agreement with Shulin Liu to lease a 124 square meters office space, located at Room 2103, Block 6, No.93 Jianguo Road, Chaoyang District, Beijing City, PRC. The lease starts from September 1, 2016 with a term of two years ending on August 31, 2018. According to the lease, the rent is RMB22,500 (approximately $3,000) per month.

From October 11, 2016 to August 1, 2017, the Company entered into twelve dormitories lease agreements for employees of AGM Beijing and AGM Nanjing, with total rent of RMB111,340 (approximately $16,000) per month. The terms of these lease agreements range from five months to one year. In the year ended December 31, 2017, lease associated with one of the dormitories has expired, and the Company renewed three of the dormitory lease agreements to extend the lease term for another year and the total rents after renewal were RMB106,050 (approximately $16,000) per month.

On November 15, 2016, the Company entered into a lease agreement with Gang Liu to lease a 186 square meters office space, located at Room 2111, East Tower, VanPalace, No.2 Guandongdian South Street, Chaoyang District, Beijing City, PRC. The lease starts from December 5, 2016 with a term of six months ended on June 4, 2017. According to the agreement, the rent is RMB27,500 (approximately $4,000) per month. On May 10, 2017, the Company renewed this lease agreement to extend the term for one year with no change in rent.

On November 28, 2017, the Company entered into a lease agreement with International Peaceful Interests Ltd. to lease an office space, located at Room 1904, 19/F Jubilee Center, 18 Fenwick St., 46 Gloucester Road, Wanchai, Hong Kong. The lease term is from December 8, 2017 to December 7, 2019. According to the agreement, the rent is HK$48,136 (approximately $6,000) per month.

In addition, the Company is committed to bearing the expenses of dormitories, which are leased for the Company’s employees.

Rent expense for the years ended December 31, 2017 and 2016 and for the period from inception (April 27, 2015) to December 31, 2015 were $728,843, $428,265 and $0, respectively. The Company has future minimum lease obligations as of December 31, 2017 as follows:

Commitment amount
Year of 2018	$452,547
Year of 2019	98,312
Year of 2020	-
Year of 2021	-
Year of 2022	-
Thereafter	-
Total	$550,859

Our Employees

Department	Number of Employees	% of Total
Research and Development Department	68	62.4%
Human Resource and Administration Department	9	8.3%
Financial Department	4	3.7%
Compliance Department	2	1.8%
Operation Department	26	23.8%
Marketing Group	2	1.8%
Transaction Group	5	4.6%
Business Group	5	4.6%
Risk Management Group	14	12.8%
Total	109

As of December 31, 2017, we employ a total of 109 full-time employees, among which 68 employees work in Research and Development Department, 9 employees work in the Human Resource and Administration Department, 4 employees work in Finance Department, 2 employees work in the Compliance Department and 26 employees work in Operation Department, which is consisted of 2 employees in Marketing Group, 5 employees in Transaction Group, 5 employees in Business Group and 14 employees in Risk Management Group.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As required by regulations in China, we participate in various employee social security plans that are organized by local governments. We pay social insurance for 85 of the 109 full time employees, covering housing fund and all five types of social insurance, including pension, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance. All monthly payments were made on time. The rest 24 employees have their social benefits paid elsewhere and do not want to transfer their already paid social benefits to AGM Beijing or AGM Nanjing.

Chinese Laws and Regulations

Regulation of Internet Information Services

Internet information services are regulated by the Administrative Measures on Internet Information Services, or the ICP Measures, promulgated on September 25, 2000 by the State Council and amended on January 8, 2011. “Internet information services” are defined as services that provide information to online users through the internet. Internet information services providers, also called Internet content providers, or ICPs, that provide commercial services are required to obtain an operating license from the MIIT or its provincial counterpart.

To the extent the internet information services provided relate to certain matters, including news, publication, education or medical and health care (including pharmaceutical products and medical equipment), approvals must also be obtained from the relevant industry regulators in accordance with the laws, rules and regulations governing those industries.

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through various ministries and agencies, including the MIIT, the News Office of the State Council, the Ministry of Culture and the General Administration of Press and Publication. In addition to various approval and license requirements, these measures specifically prohibit internet activities that result in the dissemination of any content which is found to contain pornography, promote gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC or compromise State security or secrets. ICPs must monitor and control the information posted on their websites. If any prohibited content is found, they must remove such content immediately, keep a record of it and report to the relevant authorities. If an ICP violates these measures, the PRC government may impose fines and revoke any relevant business operation licenses.

Regulation of Internet Security

The Decision in Relation to Protection of the Internet Security enacted by the SCNPC on December 28, 2000 provides that the following activities conducted through the Internet are subject to criminal punishment:

●	gaining improper entry into a computer or system of strategic importance;

●	disseminating politically disruptive information or obscenities;

●	leaking State secrets;

●	spreading false commercial information; or

●	infringing intellectual property rights.

The Administrative Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security on December 16, 1997 and amended on January 8, 2011, prohibit the use of the Internet in a manner that would result in the leakage of State secrets or the spread of socially destabilizing content. If an ICP violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Regulation Relating to Privacy Protection

Under the ICP Measures, ICPs are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes upon the lawful rights and interests of others. Depending on the nature of the violation, ICPs may face criminal charges or sanctions by PRC security authorities for such acts, and may be ordered to suspend temporarily their services or have their licenses revoked.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011, ICPs are also prohibited from collecting any user personal information or providing any such information to third parties without the consent of a user. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for its services. ICPs are also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, ICPs must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

In addition, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress on December 28, 2012 emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires ICPs to establish and publish policies regarding the collection and use of personal electronic information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated on July 16, 2013 contain detailed requirements on the use and collection of personal information as well as the security measures to be taken by ICPs.

The PRC government retains the power and authority to order ICPs to provide an Internet user’s personal information if such user posts any prohibited content or engages in any illegal activities through the Internet.

Regulation on Intellectual Property Rights

Patent. Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked. We are in the process of having our trademark registered in PRC, and we have registered some trademarks in Hong Kong.

Domain Names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulation on Dividend Distributions

One of our PRC subsidiaries, AGM Shenzhen, is a wholly foreign-owned enterprise under the PRC law. The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

●	Corporate Law (1993) as amended in 2005 and 2013;

●	The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

●	The Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001; and

●	The Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. Our Company’s reserve fund has not yet reached this level. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations on the Enterprise Income Tax Law, both of which became effective on January 1, 2008. Under this law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate. See “Taxation.”

Nevertheless, AGM Shenzhen currently do not have assets or operation of business, and we have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises.

Uncertainties exist with respect to how the EIT Law applies to our tax residence status and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:

●	the primary location of the day-to-day operational management is in the PRC;

●	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

●	the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in the PRC; and

●	50% or more of voting board members or senior executives habitually reside in the PRC.

We believe that we meet the conditions outlined in the immediately preceding paragraph and should be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status. See “Risk Factors — Risks Related to Doing Business in China — Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”

In the event that we or any of our offshore subsidiaries is considered to be a PRC resident enterprise: (1) we or our offshore subsidiaries, as the case may be, may be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income; (2) dividend income that we or our offshore subsidiaries, as the case may be, receive from our PRC subsidiaries may be exempt from the PRC withholding tax; and (3) dividends paid to our overseas shareholders who are non-PRC resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10%, and similarly, dividends paid to our overseas shareholders who are non-PRC resident individuals, as well as gains realized by such shareholders from the transfer of our shares, may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of 20%, subject to the provision of any applicable agreement for the avoidance of double taxation.

Under SAT Circular 698 and Bulletin 7, if a non-resident enterprise transfers “PRC taxable assets” of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas non-public holding company without reasonable commercial purpose, the parties involved in the indirect transfer of the PRC taxable assets and the PRC resident enterprise whose equity is transferred indirectly, may report such equity transfer matter to the PRC competent tax authority of the PRC resident enterprise. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such disposition may be subject to a PRC withholding tax rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price which is not on an arm’s length basis and results in reducing the taxable income, the relevant tax authority has the power to make a reasonable adjustment as to the taxable income of the transaction. Circular 698 was retroactively effective on January 1, 2008. On February 3, 2015, the State Administration of Taxation released SAT Bulletin 7 to amend and clarify several issues related to Circular 698. According to SAT Bulletin 7, the term “PRC taxable assets” includes assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises; and when determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. If Circular 698 and Bulletin 7 were determined by the tax authorities to be applicable to us, our offshore subsidiaries and our non-resident enterprise investors, we, our offshore subsidiaries and our non-resident enterprise investors might be required to expend valuable resources to comply with this circular, which may materially and adversely affect us or our non-resident enterprise investors. See “Risk Factors — Risks Related to Doing Business in China — We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company, or other assets attributable to a PRC establishment of a non-PRC company.”

Under applicable PRC laws, payers of PRC-sourced income to non-PRC residents are generally obligated to withhold PRC income taxes from the payment. In the event of a failure to withhold, the non-PRC residents are required to pay such taxes on their own. Failure to comply with the tax payment obligations by the non-PRC residents will result in penalties, including full payment of taxes owed, fines and default interest on those taxes.

PRC Value-added Tax

Pursuant to the Pilot Measure for Imposition of Value-Added Tax to Replace Business Tax for Transport and Shipping Industry and Some of the Modern Service Industries, promulgated by the Ministry of Finance and the State Administration of Taxation on November 16, 2011 (the “PilotMeasure”),any entity or individual conducting business in some modern service industry, such as the service we are engaging in, is generally required to pay a value-added tax, or VAT, at the rate of 6% on the revenues generated from providing such services. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On March 30, 2016, the Ministry of Finance and the State Administration of Taxation promulgated the Notice of the Ministry of Finance and the State Administration of Taxation on Overall Implementation of the Pilot Program of Replacing Business Tax with Value-added Tax. Pursuant to this notice, from May 1, 2016, a value-added tax will generally be imposed to replace the business tax in the construction industry, real estate industry, finance industry, consumer service industry and other industries on a nationwide basis.

SAFE Circular 37

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Share Option Rules

Under the Administration Measures on Individual Foreign Exchange Control issued by the PBOC on December 25, 2006, all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from SAFE or its authorized branch. Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, under the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Publicly-Listed Companies, or the Share Option Rules, issued by SAFE on February 15, 2012, PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (i) register with SAFE or its local branches, (ii) retain a qualified PRC agent, which may be a PRC subsidiary of the overseas listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (iii) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers.

Employment Laws

In accordance with the PRC National Labor Law, which became effective in January 1995, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently in 2012, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for employees. We have contributed to the basic and minimum social insurance plan. Due to a high employee turnover rate in our industry, it is difficult for us to comply fully with the law. While we believe that we have made adequate provision of such outstanding amounts of contributions to such plans in our financial statements, any failure to make sufficient payments to such plans would be in violation of applicable PRC laws and regulations and, if we are found to be in violation of such laws and regulations, we could be required to make up the contributions for such plans as well as to pay late fees and fines.

Belize’s Laws and Regulations

Regulation on Dividend Distributions

According to the current International Business Companies Act, AGM Belize is permitted to pay dividends in money, shares or other property, but only out of surplus. No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend, (i) the company will be able to satisfy its liabilities as they become due in the ordinary course of its business; and (ii) the realizable value of the assets of the company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital.

Forex Trading Regulations

Financial services in Belize are regulated by International Financial Services Commission IFSC. IFSC issued Standard Conditions for Trading in Securities or Trading in Foreign Exchange License. Among other things, regulated brokers are required to

●	have at least $100,000 in unimpaired capital;

●	segregate customer funds;

●	fully disclose to customers the charges for services performed;

●	make monthly reports to the IFSC, detailing unimpaired capital and the number and trading volume made with the firm;

●	provide its customers with monthly statements, specifying (i) the amount due to such customers, and (ii) the fact that such funds are payable on demand of the customer;

●	demonstrate that it has made adequate attempt to deal with customer complaints;

●	limit the foreign exchange trading to over-the-counter markets and organized exchanges, and strictly not in the cash/parallel market;

●	ensure that customers’ cash deposit are not proceeds of money laundering or any other financial crime;

●	not to invest in the equity of a single issuer, including its affiliate, more than 25% of its fully paid-up and unimpaired capital.

AGM Belize is a brokerage firm licensed by IFSC to provide forex trading services. It is regulated by the IFSC and is required to abide by any law and rule as adopted by Belize and IFSC.

Taxation

Belize enacted the International Business Companies (IBC) Act, which allows international investors to establish offshore companies in Belize. IBCs are not allowed to own an interest in real property in Belize or to conduct business in banking or insurance with Belizean residents. However, IBCs benefit from tax exemptions on all income; dividends paid to persons resident in Belize or elsewhere; interest, rent, royalties, and compensation paid to persons who are not residents of Belize; and capital gains realized on shares, debt obligations, or other securities of an IBC by persons who are not resident in Belize. There are no currency restrictions for banking transactions, and no restrictions on citizenship or residency requirements for directors, officers, or shareholders. All IBCs must be registered through an authorized IBC agent of the International Business Companies Registry.

AGM Belize, though incorporated in Belize, neither conducts its operation nor owns any property in Belize. Therefore, AGM Belize qualifies as an IBC under Belize Law.

Hong Kong’s Laws and Regulations

Regulation on Dividend Distributions

Current Hong Kong Companies Ordinance and applicable regulations permit our HK subsidiary, AGM HK to pay dividends to AGM Holdings only out of profits available for distribution. Withholding tax regarding dividends is exempted in Hong Kong.

Taxation

According to the Inland Revenue Ordinance (IRO) of Hong Kong, a corporation is subject to a 16.5% profits tax if, (i) the corporation carries on a trade, profession or business in Hong Kong; (ii) the trade, profession or business derives profits; and (iii) the profits are derived from Hong Kong (i.e., the profits are sourced in Hong Kong). For servicing business, the source of the income is the place where the services are performed. If services are performed in Hong Kong, the income has a source in Hong Kong. In the event that the service income is earned by a company carrying on a business in Hong Kong but the services are performed entirely outside Hong Kong, the service fee is not taxable in Hong Kong.

In addition, there is no withholding tax (“WHT”) on dividends, interest, or royalties. However, royalties paid or accrued to a non-resident for the use of or right to use in Hong Kong or outside Hong Kong (if the royalties are deductible in ascertaining the assessable profits of a person for Hong Kong profits tax purposes) a trademark, patent, design, copyright material, secret process, or other property of a similar nature, or for the use in Hong Kong of cinema or television tape or any sound recording, are deemed to be taxable in Hong Kong. The 4.95%/16.5% for corporation tax on royalties received by non-residents is, in effect, similar to a WHT.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.”

A. Operating Results

Comparison of the Fiscal Years Ended December 31, 2017, 2016, and for the period from inception (April 27, 2015) to December 31, 2015

	For the Years Ended December 31,		For the Period from inception (April 27, 2015) to December 31,
	2017	2016	2015
Service revenues, net	$10,055,252	$4,599,385	$-
Service revenues - related party	2,170,838	2,720,936	-
Trading revenues	315,194	384,499	-
Total revenues, net	12,541,284	7,704,820	-
Cost of revenues	3,539,699	2,377,572	-

Gross profit	9,001,585	5,327,248	-

Operating expenses
Selling, general and administrative expenses	3,529,028	1,901,147	150,448
Research and development expenses	398,188	289,487	-

Total operating expenses	3,927,216	2,190,634	150,448

Income (loss) from operations	5,074,369	3,136,614	(150,448)

Other income (expense)
Other income	170,561	599	2
Other expense	(44,145)	(3,683)	(174)

Total other income (expense)	126,416	(3,084)	(172)

Income (loss) before provision of income taxes	5,200,785	3,133,530	(150,620)
Provision for income taxes	1,300,894	783,382	-

Net income (loss)	$3,899,891	$2,350,148	$(150,620)

Revenues, net:

	For the Years Ended December 31,		For the from Inception (April 27, 2015) to December 31,
	2017	2016	2015
Online Trading and Computer Support Service	$12,437,529	$6,888,311	$-
Percentage Per Total	99%	89%	-%

Forex trading brokerage business	315,194	384,499	-
Percentage Per Total	3%	5%	-%

Program trading application technology and management service	(201,653)	437,478	-
Percentage Per Total	-2%	6%	-%

Sales Tax	(9,786)	(5,468)	-

Total	$12,541,284	$7,704,820	$-

We were founded in 2015 and have grown significantly in recent years. We did not conduct any operations nor generate any revenues in the period from inception (April 27, 2015) to December 31, 2015. Our net revenues have increased from approximately $7,705,000 in fiscal 2016 to approximately $12,541,000 in fiscal 2017, representing an increase of approximately $4,836,000, or 63%.

Our revenues are primarily generated from:

(i)	Online Trading and Computer Support Service

Online Trading and Computer Support Service generates 99% and 89% of all the total net revenues in 2017 and 2016, respectively. This service line includes computer program technical support and solution services and trading platform application services. The former mainly includes website maintaining and software developing focusing on database analysis and monitoring. Trading platform application services consist of three components: 1) service fees for usage of online trading application based on trading volumes of the forex trading transactions; 2) initial trading application setup fees; and 3) ongoing service support fees.

(ii)	Forex trading brokerage business

Our subsidiary AGM Belize is a retail forex broker licensed to provide forex trading brokerage business by International Financial Services Commission of Belize (IFSC) under the license number IFSC/60/448/FX/17 (the “IFSC License”). It provides trading service for forex, precious metals and oil spot contracts. See “Risk Factors — Risks Related to Our Business and Industry — If AGM Belize is not licensed to provide brokerage service in trading in spot precious metals or spot oil, our IFSC License might be revoked.” The revenue of forex trading brokerage service includes gains and losses from trades, forex trading brokerage fees, and commissions.

(iii)	Program trading application technology and management service

We provide our Program trading application technology and management service by integrating our in-house algorithm application with the Core Trading Platform and package into a module to the Core Trading Platform. The module that we package to our current Core Trading Platform is called Expert Advisors. It enables traders to automatically execute the trades on a live account. Expert Advisors is very flexible and can take any information into account that is available on the Core Trading Platform. The revenue of Program trading application technology and management service refers to the commission on profit or loss of client’s investment managed by our intelligent trading system.

Our Online Trading and Computer Support Service generate the most revenue during 2017 and 2016. Revenue from this service accounts for 99% and 89% of our total revenue for the years ended December 31, 2017 and 2016, respectively. Revenue generated from forex trading brokerage business accounted for 3% and 5% of the total revenue for the years ended December 31, 2017 and 2016, respectively. Revenue (loss) from Program trading application technology and management service accounts for (2%) and 6% of the total revenue for the years ended December 31, 2017 and 2016, respectively.

Cost of Revenues and Gross Margin

Costs of revenues primarily include cost of direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. We did not conduct any operations nor incur any cost of revenues in the period from inception (April 27, 2015) to December 31, 2015. Cost of revenues increased by approximately $1,162,000 or 49%, from $2,378,000 in fiscal year 2016 to $3,540,000 for the fiscal 2017. The increase of cost of revenue was primarily attributable to the expansion of company operation in fiscal 2017 and is in line with increase of revenues. Gross margin for fiscal 2017 was 72%, as compared to 69% for fiscal 2016. The increased in gross margin was primarily due to higher revenue resulted from the improvement in the efficient operation and management of our business to grow the Company’s revenue with lower cost consumption particularly in employee compensation and lease expense.

Selling, General and Administrative expenses

Selling, general and administrative expenses were approximately $3,529,000 in fiscal 2017 and $1,901,000 for the fiscal 2016, an increase of $1,628,000, or 86%. The increase in selling, general and administrative expenses was primarily due to increase in payroll expense, professional fees, and selling and marketing expenses. Payroll expense increased by approximately $335,000, or 26%, from $1,312,000 in fiscal 2016 to $1,647,000 in fiscal 2017, and rent expense increased by approximately $118,000, or 69%, from $172,000 in fiscal 2016 to $290,000 in fiscal 2017, reflecting the increased number of employees required to expand our business. Professional fees increased by approximately $449,000, or 548%, from $82,000 in fiscal 2016 to $531,000 in fiscal 2017 due to expansion of our business and increase in regulatory compliance and filing. Selling expense increased by $695,000, or 100%, from $0 in fiscal 2016 to approximately $695,000 in fiscal 2017 as we launched promotion and marketing activities in fiscal 2017 in an effort to further expand the market.

We incurred $1,901,000 in selling, general and administrative expenses for the fiscal year ended December 31, 2016, compared to $150,000 for the period from inception (April 27, 2015) to December 31, 2015. General and administrative expenses increased by $1,751,000, or 1167%. The significant increase was primarily due to expansion of our business and increase in regulatory compliance and filing.

Research and Development Expenses

We incurred approximately $398,000 in research and development expenses in fiscal 2017, compared to $289,000 in fiscal 2016. Research and development expenses increased by approximately $109,000, or 38%, for fiscal 2017 compared to fiscal 2016. The increase was primarily due to the hiring of additional research and development staff due to the increased number of projects and project size expansion.

We did not conduct any operations nor incur any research and development expense in the period from inception (April 27, 2015) to December 31, 2015.

Income from operations

As a result of the factors described above, operating income was approximately $5,074,000 for fiscal 2017, compared to $3,137,000 for fiscal 2016, an increase in operating income of $1,937,000, or 62%.

Operating income was $3,137,000 for the fiscal year ended December 31, 2016, compared to operating loss of $150,000 for the period from inception (April 27, 2015) to December 31, 2015, an increase in operating income of $3,287,000, or 2191%.

Other income (expenses)

For fiscal 2017, other income, net of other expense, were approximately $126,000, compared to other expenses, net of other income, were approximately $3,000 for fiscal 2016, an increase of $129,000. The increase of other expenses was primarily attributable to an increase of approximately $145,000 in other income due to gain on foreign currency transactions.

Our total other expenses, net of other income were $3,000 for the fiscal year ended December 31, 2016, compared to the total other expenses, net of other income of $200 for the period from inception (April 27, 2015) to December 31, 2015, an increase in other expense of $2,800. The increase of other expenses was primarily attributable to an increase of approximately $2,000 in other expenses due to increase in bank processing charges in relation to our business operations began in fiscal 2016.

Income Tax

For fiscal 2017, we had provision for income tax expense of approximately $1,301,000, an increase of $518,000, or 66%, as compared to $783,000 for fiscal 2016. The increase is primarily due to recording of tax liability of approximately $1,296,000 and $783,000 in relation to uncertain tax positions for the uncertainty surrounding the PRC residency of our non-PRC entities for the years ended December 31, 2017 and 2016.

We did not conduct any operations nor incur any income tax expense in the period from inception (April 27, 2015) to December 31, 2015.

Net Income

As a result of the factors described above, our net income for fiscal 2017 was approximately $3,900,000, compared to net income of $2,350,000 for fiscal 2016, an increase in net income of $1,550,000, or 66%.

Our net income for the fiscal year ended December 31, 2016 was $2,350,000, compared to net loss of $151,000 for the period from inception (April 27, 2015) to December 31, 2015, an increase in net income of $2,501,000, or 1656%.

Foreign currency translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of AGM Holdings, AGM Belize, AGM HK, AGM Software, AGM UK, AGM Australia and AGMClub are United States dollar. The functional currency of AGM Beijing, AGM Shenzhen and AGM Nanjing are Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the Consolidated Statements of Operations and Comprehensive Income (Loss).

The Consolidated Balance Sheets balances, with the exception of equity at December 31, 2017 and 2016, were translated at RMB6.5064 and RMB6.9437 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Income (Loss) and the Consolidated Statements of Cash Flows for the years ended December 31, 2017 and 2016, and for the period from inception (April 27, 2015) to December 31, 2015 were RMB6.7570, RMB6.6430 and RMB6.2175 to $1.00, respectively.

B. Liquidity and Capital Resources

As of December 31, 2017 and 2016, we had working capital of approximately $4,914,000 and $2,349,000, including cash and cash equivalents of approximately $7,697,000 and $4,224,000, respectively. As a result, we believe that our current cash and cash to be generated from our operations will be sufficient to meet our working capital needs for at least the next twelve months. We are not dependent upon the access to borrow loans from our related parties. We are also not dependent upon the initial public offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies to broaden our service and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to expand our activities and meet market demands.

Under applicable Hong Kong regulations, AGM HK and AGMClub may pay dividends to AGM Holdings only out of profits available for distribution. Withholding tax regarding dividends is exempted in Hong Kong.

Under applicable Belize regulations, AGM Belize is permitted to pay dividends in money, shares or other property, but only out of surplus. No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend, (i) the company will be able to satisfy its liabilities as they become due in the ordinary course of its business; and (ii) the realizable value of the assets of the company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our Chinese subsidiary is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Our board of directors also has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

As of December 31, 2017, we have a total of $7,696,699 in cash and cash equivalents, among which $1,815,885 (RMB11,814,873) was held inside China (Mainland), and $5,880,814 was held outside of China (Mainland). As of December 31, 2016, we have a total of $4,224,237 in cash and cash equivalents, among which $246,955 (RMB1,714,781) was held inside China (Mainland), and $3,977,282 was held outside of China (Mainland). We have not transferred and do not plan to transfer our cash in RMB outside of China (Mainland) in order to avoid unnecessary currency exchange cost. Our subsidiaries in China (Mainland) incur expenses from time to time, and we have spent and plan to spend our cash in RMB to cover those expenses.

With respect to retained earnings accrued after such date, our board of directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable. See “Risk Factors — Risks Related to Ownership of Our Class A Ordinary Shares — We do not intend to pay dividends for the foreseeable future.”

The net proceeds from the initial public offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of the offering, and we will be unable to use the funds in China until remittance is completed. See “Risk Factors — Risks Related to Doing Business in China — We must remit the offering proceeds to the PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.”

Cash Flow Summary

For the Years Ended December 31, 2017, 2016, and for the period from inception (April 27, 2015) to December 31, 2015

	For the Years Ended December 31,		For the Period from Inception (April 27, 2015) to December 31,
	2017	2016	2015
Net cash provided by (used in) operating activities	$6,563,547	$1,612,505	$(6,710)
Net cash used in investing activities	(1,403,690)	(1,786,849)	-
Net cash provided by (used in) financing activities	(1,624,187)	4,400,973	16,094
Effect of exchange rate changes on cash and cash equivalents	(63,208)	(11,381)	(395)
Net increase in cash and cash equivalents	$3,472,462	$4,215,248	$8,989
Cash and cash equivalents, beginning of the period	4,224,237	8,989	-
Cash and cash equivalents, end of the period	$7,696,699	$4,224,237	$8,989

We have cash and cash equivalents held in financial institutions in the following countries (regions):

Country (Region)	December 31, 2017	December 31, 2016
China (Mainland)	$1,815,885	$246,955
China (Hong Kong)	2,333,739	506,904
Singapore	520,385	1,075,495
Denmark	49,973	50,000
UK	2,869,590	2,244,383
USA	100,935	100,500
Australia	6,192	-
Total	$7,696,699	$4,224,237

Operating Activities:

Net cash provided by operating activities was approximately $6,564,000 for fiscal 2017, primarily due to a net income of approximately $3,900,000 adjusted by depreciation and amortization expenses of approximately $247,000 and allowance for doubtful accounts of $35,000. The adjustments for changes in non-cash working capital primarily included (i) accounts receivable from the third party and related party of approximately $1,329,000, (ii) mark to market assets for open trading positions of approximately $201,000, (iii) prepaid expenses and other current assets of approximately $223,000, (iv) advance from customers of approximately $202,000, and (v) accrued expenses and other current liabilities of approximately $1,670,000.

Net cash provided by operating activities was approximately $1,613,000 for fiscal 2016, primarily due to a net income of approximately $2,350,000 adjusted by depreciation and amortization expenses of approximately $26,000. The adjustments for changes in non-cash working capital primarily included (i) accounts receivable from the third party and related party of approximately $1,947,000, (ii) mark to market assets for open trading positions of approximately $41,000, (iii) other non-current assets of approximately $79,000, and (iv) accrued expenses and other current liabilities of approximately $1,327,000.

Net cash used in operating activities for the period from inception (April 27, 2015) to December 31, 2015 was $7,000, which was primarily due to a net loss of $151,000. The Adjustments for changes in non-cash working capital included (1) prepaid expense and other current assets of approximately $2,000, (ii) accrued expenses and other payables of approximately $146,000.

Investing Activities:

Net cash used in investing activities was approximately $1,403,000 for fiscal 2017. It was attributable to the purchase of office equipment and intangible assets for approximately $44,000 and $1,359,000, respectively.

Net cash used in investing activities was approximately $1,787,000 for the fiscal 2016. It was attributable to the purchase of office equipment for approximately $56,000 and the purchase of intangible assets for approximately $1,731,000.

There was no cash used in or provided by investing activities for the period from inception (April 27, 2015) to December 31, 2015 as we did not conduct any investing activity in the period from inception (April 27, 2015) to December 31, 2015.

Financing Activities:

Net cash used in financing activities was approximately $1,624,000 for fiscal 2017. It was attributable to proceeds from issuance of ordinary shares of $1,170,000 and borrowings from related parties of approximately $4,032,000, offset by repayment of related party loans and advances of approximately $6,826,000.

Net cash provided by financing activities was approximately $4,401,000 for fiscal 2016. It was attributable to proceeds from issuance of ordinary shares of $830,000 and borrowings from related party for an amount of approximately $3,766,000, offset by repayment of related party loans and advances of approximately $195,000.

Net cash provided by financing activities was approximately $16,000 for the period from inception (April 27, 2015) to December 31, 2015. It was primarily attributable to borrowing from a related party of approximately $16,000.

Credit Facility

We mainly finance our operations through proceeds borrowed from related parties. Notes payables to related parties and due to related parties as of December 31, 2017 and 2016 include:

	December 31, 2017	December 31, 2016
Zhentao Jiang	$-	$3,656,342
Wenjie Tang	1,301,534	-
Total notes payable to related parties	1,301,534	3,656,342

Zhentao Jiang	-	150,858
Wenjie Tang	19,949	4,320
Guofu Zhang	40,902	58,316
Total due to related parties	60,851	213,494
Total	$1,362,385	$3,869,836

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses related parties paid on behalf of the Company. These loans are interest free, unsecured and repayable on demand.

For the period from inception (April 27, 2015) to December 31, 2015, Zhengtao Jiang paid operating expenses on behalf of the Company of $22,634. For the year ended December 31, 2016, Zhentao Jiang, Guofu Zhang, Wenjie Tang and their related companies paid operating expenses on behalf of the Company of $352,301. For the year ended December 31, 2017, Zhentao Jiang, Wenjie Tang, Guofu Zhang, and Bin Liu paid operating expenses on behalf of the Company of $142,085.

During the period from inception (April 27, 2015) to December 31, 2015, the Company entered into one advance agreements with Zhentao Jiang, allowing the Company to borrow unsecured and interest-free loans. During the year ended December 31, 2016, the Company entered into three advance agreements with Zhentao Jiang, allowing the Company to borrow unsecured and interest-free loans. During the year ended December 31, 2017, the Company entered into an advance agreement with Wenjie Tang, allowing the Company to borrow unsecured and interest-free loans. The balances and material terms of the four advance agreements are summarized below:

(i)	Under the advance agreement dated October 2, 2015,

●	The amount authorized for borrowing shall not exceed RMB200,000 ($30,813).

●	The term of the loan is two years from October 2, 2015 to October 1, 2017.

●	The loan is interest-free and payable on October 1, 2017.

●	The balance was $0 and $0 as of December 31, 2017 and 2016, respectively.

(ii)	Under the advance agreement dated January 1, 2016,

●	The amount authorized for borrowing shall not exceed RMB15,000,000 ($2,160,232).

●	The term of the loan is two years from January 1, 2016 to December 31, 2017.

●	The loan is interest-free and payable on December 31, 2017.

●	The balance was $0 and $1,843,964 as of December 31, 2017 and 2016, respectively.

(iii)	Under the advance agreement dated July 3, 2016,

●	The amount authorized for borrowing shall not exceed $1,200,000.

●	The loan is interest-free and payable on July 2, 2018.

●	The term of the loan is two years from July 3, 2016 to July 2, 2018.

●	The balance was $0 and $1,003,166 as of December 31, 2017 and 2016, respectively.

(iv)	Under the advance agreement dated July 3, 2016,

●	The amount authorized for borrowing shall not exceed RMB8,000,000 ($1,152,124).

●	The loan is interest-free and payable on July 2, 2018.

●	The term of the loan is two years from July 3, 2016 to July 2, 2018.

●	The balance was $0 and $809,212 as of December 31, 2017 and 2016, respectively.

(v)	Under the advance agreement dated January 1, 2017,

●	The amount authorized for borrowing shall not exceed RMB15,000,000 (approximately $2,305,000).

●	The loan is interest-free and payable on December 31, 2018.

●	The term of the loan is two years from January 1, 2017 to December 31, 2018.

●	The balance was $1,301,534 and $0 as of December 31, 2017 and 2016, respectively.

The Company borrowed $4,032,044, $3,766,201 and $16,084 from related parties in the years ended December 31, 2017 and 2016 and for the period from inception (April 27, 2015) to December 31, 2015, respectively, and repaid $6,826,231, $195,228 and $0 in the years ended December 31, 2017 and 2016 and for the period from inception (April 27, 2015) to December 31, 2015, respectively.

Lease commitments

We are renting or leasing various office space and dormitory space located in Beijing and Hong Kong. These leasing agreements expire between March 7, 2018 and December 7, 2019.  For the period from inception (April 27, 2015) to December 31, 2015, IIG, Ltd., a related party company, provided office space to the Company free of charge.

In addition, the Company committed to bear the dormitories expenses, which were leased for the employees.

Our lease commitments as of December 31, 2017 are summarized as follows.

Commitment amount
Year of 2018	$452,547
Year of 2019	98,312
Year of 2020	-
Year of 2021	-
Year of 2022	-
Total	$550,859

C. Research and development, patents and licenses

Research and Development

For the years ended December 31, 2017 and 2016, we spent $398,188, $289,487, respectively, on R&D. We anticipate that we will focus our research and development efforts on improving and developing Fintech service for use in different financial products trading platforms in the coming years. We did not conduct any operations nor incur any research and development expense in the period from inception (April 27, 2015) to December 31, 2015.

The Research and Development team has 68 dedicated engineers, researchers and analysts focusing on software customized development. We believe that innovations will help our Company achieve its long-term strategic objectives. Our research and development efforts are an integral part of our operations and the core of our competitive advantage and differentiation strategy.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

E. Off-balance Sheet Arrangements

There were no off-balance sheet arrangements for the fiscal years ended December 31, 2017 and 2016, and in the period from inception (April 27, 2015) to December 31, 2015, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Tabular Disclosure of Contractual Obligations

 The following table sets forth our contractual obligations as of December 31, 2017:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$550,859	$452,547	$98,312	$-	$-
Total	$550,859	$452,547	$98,312	$-	$-

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Management

 The following table provides information regarding our executive officers and directors as of the date of this annual report:

Name	Age	Position(s)
Zhentao Jiang	52	Chairman of the Board
Wenjie Tang	36	Chief Executive Officer and Director
Guofu Zhang	37	Chief Financial Officer
Chengchun Zhang	48	Chief Operating Officer
Yufeng Mi	41	Chief Technology Officer
Bin Liu	33	Chief Risk Officer
Chenxi Shi	52	Secretary of the Board
Chuang Chen	46	Independent Director and Chairman of Audit Committee
Jialin Liu	59	Independent Director and Chairman of Compensation Committee.
Tingfu Xie	70	Independent Director and Chairman of Nominating Committee

The business address of each of the officers and directors is 1 Jinghua South Road, Wangzuo Plaza East Tower, Room 2112, Beijing, P.R.China 100020.

Zhentao Jiang. Mr. Jiang is the co-founder of our Company and has served as Chairman of the Board since the beginning. Mr. Jiang has extensive experience in financial industry. Prior to co-founding our company, Mr. Jiang was the Chief Executive Officer in Shenzhen Zhichengxin Equity Investment Fund Management Co. Ltd. from 2011 to 2014, and the director and Chief Financial Officer in Beijing Fengrong Insurance Brokers Co. Ltd. from 2010 to 2011. Mr. Jiang earned his bachelor’s degree from Sichuan University. Mr. Jiang is experienced in private equity, business model design, insurance broker, insurance agent and insurance appraisal. He has a systematic ideology on the future of financial technology industry. We believe his influence and expertise in the industry will greatly contribute to the growth of company and industry.

Wenjie Tang. Mr. Tang is the co-founder of our Company and has served as Chief Executive Officer since the beginning and serve as director of the Company commencing February 9, 2018. Before co-founding our subsidiary AGM Beijing, he co-founded and held the Chief Executive Officer position in Beijing Miteke Technology Co. Ltd. from 2011 to 2015, and was Chief Representative and Chief Business Officer in MeiZhi Huangqiu Beijing Technology Co. Ltd. from 2009 to 2011. Mr. Tang earned his Master’s degree in Economics from Tufts University in Boston, and his bachelor’s degree in Economics from Shanghai Fudan University. He is a Certified Financial Analyst (level 3 candidate), and has passed series 3 of the National Commodities Futures Examination in the United States. Mr. Tang has 12 years of experience in forex trading, more than 15 years of experience in stock and futures investment. He also has a profound understanding of the operation principles, market microstructure, macro trading, trading system and risk control.

Guofu Zhang. Mr. Zhang has served as Chief Financial Officer since the beginning. He was a senior accounting consultant at China Customer Relations Centers, Inc. from 2013 to 2015. He was the Financial Manager at Tianli Agritech, an American public company, from 2009 to 2012 and served as Chief Financial Officer there from April 2012 to July 2013. Mr. Zhang earned his Bachelor’s degree in Accounting from Renmin University of China. He is experienced in financial analysis, auditing, and accounting internal control. He also has experience with IPO when he helped CCRC list on NASDAQ in December 2015.

Chengchun Zhang. Mr. Zhang has served as Chief Marketing Officer since the beginning. He has also been the general manager of Nanjing Julong Equity Investment Fund Co. Ltd. and Huanlu Investment Consulting (Shanghai) Co. Ltd. since September 2012. He served as executive assistant to chairman in Beijing Fengrong Insurance Broker Co. Ltd. from 2009 to 2012. Mr. Zhang earned his bachelor’s degree from Nanchang Insurance School. He acquired Insurance Assessor Certificate, Insurance Broker Certificate and Insurance Agent Certificate in China. He has experience in planning and preparing for IPO.

Yufeng Mi. Mr. Mi has served as Chief Technology Officer since the beginning. Before co-founding our subsidiary AGM Beijing, he co-founded Beijing Miteke Technology Co. Ltd. with Wenjie Tang and was the IT department manager in MeiZhi Huangqiu Beijing Technology Co. Ltd. from 2011 to 2015. Mr. Mi earned his master’s degree in Computer Science from Université Pierre et Marie Currie, his master’s degree in finance from Université Dauphine, and his bachelor degree in communication technology from Shanghai Jiaotong University. He is a Certified Financial Analyst (level 1) in the United States and a Financial Risk Manager. Mr. Mi is experienced in B2C e-commerce, forex trading system, and system design.

Bin Liu. Mr. Liu has served as Chief Risk Officer since February 2017. Before joining the team, Mr. Liu was the business partner and chief risk officer of Random Trading Group LLC from 2010 to 2014. Mr. Liu received his bachelor’s degree from Zhejiang University. He has been working in risk management for more than 10 years. He is especially experienced with trading and risk management on trading of stocks, ETFs, futures and forex.

Chenxi Shi. Mr. Shi has served as Secretary of the Board since September 2016. He has been the director and president of Aventech Capital Inc. since September 2016. Before joining AGM, Mr. Shi was the founder, director and president of M&A Holding Corp. from November 2014 to January 2016. He was the founder, director and president of Pan American Education Group Inc. from April 2014 to June 2016. He was also the founder, director and chief financial officer of Canada National Jade Trading Center Inc. from November 2013 to May 2014. In addition, he was the founder, director and president of APAC Media Inc. from June 2012 to August 2016. Mr. Shi received his bachelor’s degree in Computer Sciences from Northern Jiaotong University and his master’s degree in business administration from Peking University. Mr. Shi has 30 years of experience in computer technology and business management.

Chuang Chen. Mr. Chen has served as our Independent Director and Chairman of Audit Committee since March, 2017. He has been the business partner of the 18th Audit Department at Reanda Certified Public Accountants LLP since 2015, and was the business partner of the 11th Audit Department at Ruihua Certified Public Accountants from 2012 to 2015. Mr. Chen earned his bachelor degree of accounting from Handan Agricultural College, and became a certified public account in China in 2004. He is experienced with IPOs and has assisted a number of companies in going public in China. He has also provided professional services for companies going public in the United States. As a professional advisor, he successfully assisted Huan China Sun Pharmaceutical Machinery Co. Ltd and Sichuan Goldstone Orient New Material Equipment Inc. to list on Shenzhen Stock Exchange in China. Mr. Chen is a financial expert. He is experienced with auditing, accounting and setting up internal control system.

Jialin Liu. Mr. Liu has served as our Independent Director and Chairman of Compensation Committee since March 2017. He has been the Chairman of the Board of Profit Well Gold Investment (Beijing) Co., Ltd. since 2006. He earned his bachelor’s degree from Central University of Finance and Economics. He is very experienced with administrative management and finance.

Tingfu Xie. Mr. Xie has served as our Independent Director and Chairman of Nominating Committee since March 2017. He has been the president of Ji Shang Capital Group since 2015. He was the Chief Executive Officer of China Finance Think Tank from 2011 to 2014. Mr. Xie earned his master’s degree in EMBA from Peking University, his master’s degree in economics and his bachelor’s degree in finance from Jilin University. Mr. Xie has 37 years of practical and research experience in finance.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors, including Zhentao Jiang. There is no family relationship among any of our directors or executive officers.

Board of Directors and Board Committees

Our board of directors currently consists of five directors, a majority of whom are independent as such term is defined by the Nasdaq Capital Market.

The directors will be re-elected at our general meeting of shareholders in 2018 and every three years thereafter.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

We do not have a lead independent director because of the foregoing reason and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company in the process of listing on a public exchange; as such we deem it appropriate to be able to benefit from the guidance of Mr. Jiang as our Chair of the Board and Mr. Tang as our principal executive officer and director. Our board of directors plays a key role in our risk oversight. The board of directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Copy of our committee charters are to be posted on our corporate investor relations website at http://www.agmprime.com prior to our listing on the Nasdaq Capital Market.

Each committee’s members and functions are described below.

Audit Committee. Our Audit Committee consisted of Mr. Chuang Chen, Mr. Jialin Liu and Mr. Tingfu Xie. Mr. Chuang Chen is the chairman of our audit committee. We have determined that Mr. Chuang Chen, Mr. Jialin Liu and Mr. Tingfu Xie satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our board of directors has determined that Mr. Chen qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Jialin Liu, Mr. Chuang Chen and Mr. Tingfu Xie. Mr. Jialin Liu is the chairman of our compensation committee. We have determined that Mr. Jialin Liu, Mr. Chuang Chen and Mr. Tingfu Xie satisfy the “independence” requirements under NASDAQ Rule 5605. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee consists of Mr. Tingfu Xie, Mr. Chuang Chen and Mr. Jialin Liu. Mr. Tingfu Xie is the chairperson of our nominating committee. We have determined that Mr. Tingfu Xie, Mr. Chuang Chen and Mr. Jialin Liu satisfy the “independence” requirements under NASDAQ Rule 5605. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Ordinary Shares — Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Controlled Company

Our directors and officers currently own and beneficially own a majority of the voting power of our outstanding ordinary shares. Under the Rule 4350(c) of The NASDAQ Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors to be independent, as defined in The NASDAQ Capital Market rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. See Risk Factors — As a “controlled company” under the rules of The NASDAQ Capital Market, we may exempt our company from certain corporate governance requirements that could adversely affect our public shareholders.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Employee directors are entitled receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with our directors Zhentao Jiang, Chuang Chen, Jialin Liu and Tingfu Xie. In addition, our director Wenjie Tang receives compensation for his service as an officer of the Company. He does not receive compensation as a director of the Company.

Zhentao Jiang

We entered an employment agreement with our Director, Mr. Zhentao Jiang, effective as of January 1, 2016 and running through January 1, 2018, with an annual salary of US$180,000.

Chuang Chen

We entered an employment agreement with our Director, Mr. Chuang Chen, effective as of March 16, 2017 and running through March 15, 2020, with an annual salary of RMB72,000.

Jialin Liu

We entered an employment agreement with our Director, Mr. Jialin Liu, effective as of March 16, 2017 and running through March 15, 2020, with an annual salary of RMB60,000.

Tingfu Xie

We entered an employment agreement with our Director, Mr. Tingfu Xie, effective as of March 16, 2017 and running through March 15, 2020, with an annual salary of RMB72,000.

Director Compensation — the Fiscal Years Ended December 31, 2017 and 2016, and for the period from inception (April 27, 2015) to December 31, 2015

As indicated by the table below, we paid the compensations to our board of directors in their capacity as directors:

Name	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Zhentao Jiang	2017	180,000	0	0	0	180,000
Chairman of the Board	2016	180,000	0	0	0	180,000
	2015	0	0	0	0	0

Wenjie Tang(1)	2017	0	0	0	0	0
Director	2016	0	0	0	0	0
	2015	0	0	0	0	0

Chuang Chen	2017	7,992	0	0	0	7,992
Independent Director and Chairman of Audit Committee	2016 2015	0 0	0 0	0 0	0 0	0 0

Jialin Liu	2017	6,660	0	0	0	6,660
Independent Director and Chairman of Compensation Committee	2016 2015	0 0	0 0	0 0	0 0	0 0

Tingfu Xie	2017	7,992	0	0	0	7,992
Independent Director and Chairman of Nominating Committee	2016 2015	0 0	0 0	0 0	0 0	0 0

(1)	Mr. Tang was appointed as director of the Company effective February 9, 2018. He will not receive compensation as a director of the Company.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any indemnification may be held by the British Virgin Islands courts to be contrary to public policy (for example, a provision for indemnification against civil fraud or the consequences of committing a crime).

Under our memorandum and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. The decision of our board of directors as to whether such a person acted honestly and in good faith with a view to the best interests of the company and as to whether the person had no reasonable to cause to believe that his or her conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of a nolle prosequi does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. To be entitled to indemnification, such a person must have acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, must have had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the person acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to our best interests or that the person had reasonable cause to believe that his or her conduct was unlawful.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Insider Trading Policy

The Board also adopted an insider trading policy that allows insiders to sell securities of the Company pursuant to pre-arranged trading plans.

This insider trading policy was put into place because effective October 23, 2000, the Securities and Exchange Commission (the “SEC”) adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

Code of Business Conduct and Ethics and other Corporate Governance Policies

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees. Our standards are in writing and have been posted on our website at www.agmprime.com. The following is a summation of the key points of the Code of Ethics we adopted:

●	Honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	Full, fair, accurate, timely, and understandable disclosure reports and documents that a small business issuer files with, or submits to, the Commission and in other public communications made by our Company;

●	Full compliance with applicable government laws, rules and regulations;

●	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

●	Accountability for adherence to the code.

B. Compensation

Director Compensation

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Executive Compensation

Our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. And our compensation committee approved our salary and benefit plans. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2017 and 2016, and for the period from inception (April 27, 2015) to December 31, 2015.

Name and Principal Position	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Wenjie Tang	2017	144,000	0	0	0	144,000
Chief Executive Officer	2016	144,000	0	0	0	144,000
	2015	0	0	0	0	0

Guofu Zhang	2017	81,768	0	0	0	81,768
Chief Financial Officer	2016	81,107	0	0	0	81,107
	2015	0	0	0	0	0

Chengchun Zhang	2017	180,000	0	0	0	180,000
Chief Operating Officer	2016	180,000	0	0	0	180,000
	2015	0	0	0	0	0

Yufeng Mi	2017	132,229	0	0	0	132,229
Chief Technology Officer	2016	102,142	0	0	0	102,142
	2015	0	0	0	0	0

Bin Liu	2017	88,000	0	0	0	88,000
Chief Risk Officer	2016	0	0	0	0	0
	2015	0	0	0	0	0

Chenxi Shi	2017	120,000	0	0	0	120,000
Secretary of the Board	2016	40,000	0	0	0	40,000
	2015	0	0	0	0	0

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Mr. Zhentao Jiang, Mr. Wenjie Tang, Mr. Yufeng Mi, Mr. Chengchun Zhang, Mr. Guofu Zhang, Mr. Bin Liu, and Mr. Chenxi Shi.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Class A Ordinary Shares and Class B Ordinary Shares as of April 30, 2018 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Class A Ordinary Shares and Class B Ordinary Shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

Our company is authorized to issue 200,000,000 Class A Ordinary Shares of $0.001 par value per share and 200,000,000 Class B Ordinary Shares of $0.001 par value per share. The number and percentage of Ordinary Shares beneficially owned are based on 21,316,055 Class A Ordinary Shares of $0.001 par value per share and 11,900,000 Class B Ordinary Shares of $0.001 par value per share issued and outstanding as of April 30, 2018. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 30, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 1 Jinghua South Road, Wangzuo Plaza East Tower, Room 2112, Beijing, P.R. China 100020. As of April 30, 2018, we have 54 registered shareholders of record of Class A Ordinary Shares.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A)	Percentage Ownership (Class A)	Amount of Beneficial Ownership (Class B)	Percentage Ownership (Class B)	Combined ownership of Class A and Class B	Combined Voting Power of Class A and Class B Ordinary Shares(3)
Directors and Named Executive Officers:
Zhentao Jiang, Chairman of the Board(1) (2)	3,400,000	15.95%	7,400,000	62.18%	10,800,000	49.99%
Wenije Tang, Chief Executive Officer and Director(2)	6,500,000	30.49%	1,500,000	12.61%	8,000,000	17.32%
Guofu Zhang, Chief Financial Officer	-	0%	-	0%	-	0%
Chengchun Zhang, Chief Operating Officer(2)	2,400,000	11.26%	2,400,000	20.17%	4,800,000	17.82%
Yufeng Mi, Chief Technology Officer	600,000	2.81%	600,000	5.04%	1,200,000	4.45%
Bin Liu, Chief Risk Officer	-	0%	-	0%	-	0%
Chenxi Shi, Secretary of the Board	10,000	* %	-	0%	10,000	* %
Chuang Chen, Independent Director and Chairman of Audit Committee	-	0%	-	0%	-	0%
Jialin Liu, Independent Director and Chairman of Compensation Committee	-	0%	-	0%	-	0%
Tingfu Xie, Independent Director and Chairman of Nominating Committee	-	0%	-	0%	-	0%
All directors and executive officers as a group (10 persons)	12,910,000	60.56%	11,900,000	100%	24,810,000	89.6%

5% Beneficial Owners:
Firebull Holdings Limited(2)	5,000,000	23.46%	5,000,000	42.02%	10,000,000	37.12%

* Less than 1%.

(1)	Zhentao Jiang individually holds 2,400,000 shares of Class A Ordinary Shares and 2,400,000 shares of Class B Ordinary Shares, representing 11.26% and 20.17% of the total outstanding Class A Ordinary Shares outstanding and Class B Ordinary Shares, respectively.

In addition, Zhentao Jiang indirectly holds and has sole voting and dispositive power of the 1,000,000 shares of Class A Ordinary Shares beneficially owned by Northnew Management Limited, a company formed under the laws of Seychelles. Northnew Management Limited may, from time to time, transfer shares of our company to our executive officers as equity incentive to retain their services.

As disclosed in (2) below, Zhentao Jiang also has the voting and dipositive power of the 5,000,000 shares of Class B Ordinary Shares beneficially owned by Firebull Holdings Limited.

(2)	Wenjie Tang individually holds 1,500,000 shares of Class A Ordinary Shares and 1,500,000 shares of Class B Ordinary Shares, representing 7.04% and 12.61% of the total outstanding Class A Ordinary Shares and Class B Ordinary Shares, respectively.

Chengchun Zhang individually holds 2,400,000 shares of Class A Ordinary Shares and 2,400,000 shares of Class B Ordinary Shares, representing 11.26% and 20.17% of the total outstanding Class A Ordinary Shares and Class B Ordinary Shares, respectively.

In addition, Wenjie Tang and Chengchun Zhang jointly and indirectly hold the 5,000,000 shares of Class A Ordinary Shares and the 5,000,000 shares of Class B Ordinary Shares beneficially owned by Firebull Holdings Limited, a company formed under the laws of Hong Kong SAR. Wenjie Tang has the voting and dispositive power of the 5,000,000 shares of Class A Ordinary Shares beneficially owned by Firebull Holdings Limited. The dividend rights of the 5,000,000 shares of Class A Ordinary Shares owned by Firebull are reserved to our employees as equity incentive to retain talent. Zhentao Jiang has the voting and dispositive power of the 5,000,000 shares of Class B Ordinary Shares beneficially owned by Firebull Holdings Limited.

(3)	Each Class B Ordinary Share in the Company confers upon the shareholder the right to five (5) votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class B Ordinary Share will vote together with holders of our Class A Ordinary Share as a single class on all matters presented to our shareholders for their vote approval.

Related Party Transactions

The related parties consisted of the following:

Name of Related Party	Nature of Relationship
Zhentao Jiang	Director and principal shareholder
Wenjie Tang	Chief Executive Officer (“CEO”), Director and shareholder
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
Bin Liu	Chief Research Officer (“CRO”)
Guofu Zhang	Chief Financial Officer (“CFO”)
Chengchun Zhang	Chief Operational Officer (“COO”) and principal shareholder
IIG Ltd.	Company under common control of Zhentao Jiang
Firebull Holdings Limited	Company under common control of Wenjie Tang and Chengchun Zhang
Nanjing Yunxinhe Software Technology Co., Ltd.	Company formerly controlled by Zhentao Jiang and still significantly influenced by Zhentao Jiang
Beijing Maiteke Technology Co., Ltd.	Company where Wenjie Tang assumed a key management position
Northnew Management Limited	Company under common control of Zhentao Jiang

i) Revenues from related party and accounts receivable from related party

The Company provides online trading access software application service to IIG Ltd. For the years ended December 31, 2017 and 2016 and for the period from inception (April 27, 2015) to December 31, 2015, the Company generated related party revenues from IIG Ltd. in the amount of $2,170,838, $2,720,936 and $0, respectively. The related party accounts receivable with IIG Ltd. amounted to $172,237 and $247,000 as of December 31, 2017 and 2016, respectively.

(ii) Subscription receivables

Subscription receivable of $740,000 as of December 31, 2016 represents the Company’s outstanding share subscription receivable owned from Chengchun Zhang and other managements and principal shareholder of the Company. The receivables were collected as of May 11, 2017. Refer to Note 14 to Consolidated Financial Statements for further discussion.

(iii) Notes payable – related parties and due to related parties

We mainly finance our operations through proceeds borrowed from related parties. Notes payables to related parties and due to related parties as of December 31, 2017 and 2016 include:

	December 31, 2017	December 31, 2016
Zhentao Jiang	$-	$3,656,342
Wenjie Tang	1,301,534	-
Total notes payable to related parties	1,301,534	3,656,342

Zhentao Jiang	-	150,858
Wenjie Tang	19,949	4,320
Guofu Zhang	40,902	58,316
Total due to related parties	60,851	213,494
Total	$1,362,385	$3,869,836

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses related parties paid on behalf of the Company. These loans are interest free, unsecured and repayable on demand. For the period from inception (April 27, 2015) to December 31, 2015, Zhengtao Jiang paid operating expenses on behalf of the Company of $22,634. For the year ended December 31, 2016, Zhentao Jiang, Guofu Zhang, Wenjie Tang and their related companies paid operating expenses on behalf of the Company of $352,301. For the year ended December 31, 2017, Zhentao Jiang, Wenjie Tang, Guofu Zhang, and Bin Liu paid operating expenses on behalf of the Company of $142,085.

During the period from inception (April 27, 2015) to December 31, 2015, the Company entered into one advance agreements with Zhentao Jiang, allowing the Company to borrow unsecured and interest-free loans. During the year ended December 31, 2016, the Company entered into three advance agreements with Zhentao Jiang, allowing the Company to borrow unsecured and interest-free loans. During the year ended December 31, 2017, the Company entered into an advance agreement with Wenjie Tang, allowing the Company to borrow unsecured and interest-free loans. The balances and material terms of the four advance agreements are summarized below:

(i)	Under the advance agreement dated October 2, 2015,

●	The amount authorized for borrowing shall not exceed RMB200,000 ($30,813).

●	The term of the loan is two years from October 2, 2015 to October 1, 2017.

●	The loan is interest-free and payable on October 1, 2017.

●	The balance was $0 and $0 as of December 31, 2017 and 2016, respectively.

(ii)	Under the advance agreement dated January 1, 2016,

●	The amount authorized for borrowing shall not exceed RMB15,000,000 ($2,160,232).

●	The term of the loan is two years from January 1, 2016 to December 31, 2017.

●	The loan is interest-free and payable on December 31, 2017.

●	The balance was $0 and $1,843,964 as of December 31, 2017 and 2016, respectively.

(iii)	Under the advance agreement dated July 3, 2016,

●	The amount authorized for borrowing shall not exceed $1,200,000.

●	The loan is interest-free and payable on July 2, 2018.

●	The term of the loan is two years from July 3, 2016 to July 2, 2018.

●	The balance was $0 and $1,003,166 as of December 31, 2017 and 2016, respectively.

(iv)	Under the advance agreement dated July 3, 2016,

●	The amount authorized for borrowing shall not exceed RMB8,000,000 ($1,152,124).

●	The loan is interest-free and payable on July 2, 2018.

●	The term of the loan is two years from July 3, 2016 to July 2, 2018.

●	The balance was $0 and $809,212 as of December 31, 2017 and 2016, respectively.

(v)	Under the advance agreement dated January 1, 2017,

●	The amount authorized for borrowing shall not exceed RMB15,000,000 (approximately $2,305,000).

●	The loan is interest-free and payable on December 31, 2018.

●	The term of the loan is two years from January 1, 2017 to December 31, 2018.

●	The balance was $1,301,534 and $0 as of December 31, 2017 and 2016, respectively.

The Company borrowed $4,032,044, $3,766,201 and $16,084 from related parties in the years ended December 31, 2017 and 2016 and for the period from inception (April 27, 2015) to December 31, 2015, respectively, and repaid $6,826,231, $195,228 and $0 in the years ended December 31, 2017 and 2016 and for the period from inception (April 27, 2015) to December 31, 2015, respectively.

(iv) Use of office

For the period from inception (April 27, 2015) to December 31, 2015, IIG, Ltd. provided office space to the Company free of charge.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Dividend Policy

We have never declared or paid any cash dividends on our Class A Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant.

Under British Virgin Islands law and our memorandum and articles of association, the board of directors may only authorize the payment of a dividend or another distribution if the directors are satisfied on reasonable grounds that, immediately after the dividend or other distribution is paid, the value of the company’s assets will exceed its liabilities and the company will be able to pay its debts as they fall due. The resolution of directors authorizing the payment of the dividend or other distribution must contain a statement that, in the directors’ opinion, the company will satisfy these two tests immediately after the payment of the dividend or other distribution.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Current Hong Kong regulations permit our HK subsidiary, AGM HK to pay dividends to AGM Holdings only out of profits available for distribution. Withholding tax regarding dividends is exempted in Hong Kong.

Current Belize regulations permit our subsidiary AGM Belize to pay dividends in money, shares or other property, but only out of surplus. No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend, (i) the company will be able to satisfy its liabilities as they become due in the ordinary course of its business; and (ii) the realizable value of the assets of the company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital.

Current PRC regulations permit our PRC subsidiaries to pay dividends to AGM HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our subsidiaries in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations in China may be used to pay dividends to our company.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A. Offer and listing details

Our Class A ordinary shares have been listed on the Nasdaq Capital Market since April 18, 2018 under the symbol “AGMH.” The table below shows, for the periods indicated, the high and low market prices for our shares.

	Market Price Per Share
	High	Low
Monthly:
April 18, 2018 through April 27, 2018	$14.9899	5.01

B. Plan of distribution

Not applicable for annual reports on Form 20-F.

C. Markets

Our Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “AGMH.”

D. Selling shareholders

Not applicable for annual reports on Form 20-F.

E. Dilution

Not applicable for annual reports on Form 20-F.

F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information

A. Share capital

Not applicable for annual reports on Form 20-F.

B. Memorandum and articles of association

The information required by this item is incorporated by reference to the material headed “Description of Ordinary Shares” in our Registration Statement on Form F-1, File no. 333-218020, as amended and declared effective by the SEC on February 15, 2018.

C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

D. Exchange controls

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

We typically do not need to use our offshore foreign currency to fund our PRC operations. In the event we need to do so, we will apply to obtain the relevant approvals of SAFE and other PRC government authorities as necessary.

SAFE Circular 75

Under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, issued by SAFE on October 21, 2005 and its implementation rules, a PRC resident (whether a natural or legal person) is required to complete an initial registration with its local SAFE branch before incorporating or acquiring control of an offshore special purpose vehicle, or SPV, with assets or equity interests in a PRC company, for the purpose of offshore equity financing. The PRC resident is also required to amend the registration or make a filing upon (1) the injection of any assets or equity interests in an onshore company or undertaking of offshore financing, or (2) the occurrence of a material change that may affect the capital structure of a SPV. SAFE also subsequently issued various guidance and rules regarding the implementation of SAFE Circular 75, which imposed obligations on PRC subsidiaries of offshore companies to coordinate with and supervise any PRC-resident beneficial owners of offshore entities in relation to the SAFE registration process.

Regulation of Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Wholly Foreign-owned Enterprise Law and its implementation regulations and the Equity Joint Venture Law and its implementation regulations. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

E. Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. The Enterprise Income Tax Law (the “EIT Law”), effective as of January 1, 2008, enterprises pay a unified income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises. Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. If the PRC tax authorities subsequently determine that we, AGM Shenzhen, AGM Beijing, AGM Nanjing (collectively, “AGM PRC”) or any future non-PRC subsidiary should be classified as a PRC resident enterprise, then such entity’s global income will be subject to PRC income tax at a tax rate of 25%. In addition, under the EIT Law, payments from AGM PRC to us may be subject to a withholding tax. The EIT Law currently provides for a withholding tax rate of 20%. If AGM Holdings or AGM PRC is deemed to be a non-resident enterprise, then it will be subject to a withholding tax at the rate of 20% on any dividends paid by its Chinese subsidiaries to such entity. In practice, the tax authorities typically impose the withholding tax rate of 10% rate, as prescribed in the implementation regulations; however, there can be no guarantee that this practice will continue as more guidance is provided by relevant government authorities. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

According to the Sino-U.S. Tax Treaty which was effective on January 1, 1987 and aimed to avoid double taxation disadvantage, income that is incurred in one nation should be taxed by that nation and exempted from the other nation, but for the dividend that is generated in China and distributed to foreigner in other nations, a rate 10% tax will be charged.

Our company will have to withhold that tax when we are distributing dividends to our foreign investors. If we do not fulfill this duty, we will receive a fine up to five times of the amount we are supposed to pay as tax or other administrative penalties from government. The worst case could be criminal charge of tax evasion to responsible persons. The criminal penalty for this offense depends on the tax amount the offender evaded, and the maximum penalty will be 3-7 years imprisonment plus fine.

PRC Value Added Tax

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, issued in December 1993, all entities and individuals that are engaged in the businesses of sales of goods, provision of repair and placement services and importation of goods into China are generally subject to a VAT at a rate of 17% (with the exception of certain goods which are subject to a rate of 13%) of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

PRC Business Tax

Companies in China are generally subject to business tax and related surcharges by various local tax authorities at rates ranging from 3% to 20% on revenue generated from providing services and revenue generated from the transfer of intangibles. However, since May 1st of 2016, the Business Tax has been incorporated into Value Added Tax in China, which means there will be no more Business Tax and accordingly some business operations previously taxed in the name of Business Tax will be taxed in the manner of VAT thereafter. In general, this newly implemented policy is intended to relieve many companies from heavy taxes under currently slowing down economy. In the case of AGM Holdings’s Chinese subsidiaries, even though the VAT rate is 17%, with the deductibles the company may get in the business process, it will bear less burden than previous Business Tax.

British Virgin Islands Taxation

Under the BVI Act as currently in effect, a holder of Ordinary Shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the Ordinary Shares and a holder of Ordinary Shares is not required to pay any income tax in the British Virgin Islands on gains realized during that year on sale or disposal of such shares. The laws of the British Virgin Islands do not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands government on companies incorporated or re-registered under the BVI Act. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our Ordinary Shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Tax Treaties

As above mentioned, according to the Sino-U.S. Tax Treaty which was effective on January 1st, 1987 and aimed to avoid double taxation disadvantage, income that is incurred in one nation should be taxed by that nation and exempted from the other nation, but for the dividend that is generated in China and distributed to foreigners in other nations, a rate 10% tax will be charged.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), 20% (for individuals in the 39.6% tax brackets) or 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2018. Our actual PFIC status for the current taxable year ending December 31, 2018 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income, defined as income from interest, dividends, rents, royalties, gains on property producing foreign personal holding company income and certain other income that does not involve the active conduct of a trade or business; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in from our initial public offering. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including The Nasdaq Capital Market. If the Ordinary Shares are regularly traded on The Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

G. Statement by experts

Not applicable for annual reports on Form 20-F.

H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

As of the latest fiscal year ended December 31, 2017, we had immaterial derivative financial instruments (open FX positions with a total fair value of $134,834) and did not have any derivative commodity instruments. Our other financial instruments, including cash and cash equivalents, transaction monetary assets held for clients, net accounts receivable, prepaid expenses and other current assets, accounts payable, deposits payable, accrued expenses and other current liabilities, advance from customers, and income tax payable, are exposed to certain market risk such as foreign currency risk and interest rate risk. Our overall risk management program focuses on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on our financial performance and position. Our other financial instruments primarily include cash and cash equivalents, accounts receivable and accounts payable for whose carrying values approximate to their fair value due to the short term nature of these balances. Therefore, we do not expect our other financial instruments to be exposed to material impacts from market risk. However, we have still summarized the relevant market risk and its potential impacts to our other financial instruments as below:

Foreign Currency Exchange Risk

While our reporting currency is the U.S. Dollar, some of our consolidated financial liability instruments are in the functional currency of RMB. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate between the U.S. Dollar and the RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB liabilities as expressed in our U.S. Dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has not been pegged to the U.S. dollar and, although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or the Euro in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market. Although the RMB strengthened against the U.S. dollar over the last five years, the RMB’s significant weakening against the U.S. dollar since July 2015 has largely undone such prior increases.

We estimated that as of December 31, 2017, a 10% appreciation/depreciation in RMB against the U.S. dollar would have resulted in an increase/decrease of $866,873 (2016: $396,125) to our financial liabilities denominated in RMB and would have resulted in a corresponding decrease/increase in our consolidated comprehensive income. As of December 31, 2017 and 2016, our financial assets denominated in RMB were material and therefore may be subject to material market risk.

Interest Rate Risk

The company’s exposure to changes in market interest rates, related primarily to the Company’s earned interest income on cash deposits in financial institutions. The Company maintains a balance between the liquidity of cash assets and the interest rate return thereon. The carrying amount of financial assets, net of any provisions of losses, represents the Company’s maximum exposure to credit risk.

As of December 31, 2017, we had cash and cash equivalents of $7,696,699. These cash and cash equivalents did not earn significant interest income due to low saving interest rates and therefore were not subject to material market risk. Should an immediate change to these interest rates by 100-basis points, it would have resulted in a change in market value of $76,967 to these cash and cash equivalents.

As of December 31, 2016, we had cash and cash equivalents of $4,224,237. These cash and cash equivalents did not earn significant interest income due to low saving interest rates and therefore were not subject to material market risk. Should an immediate change to these interest rates by 100-basis points, it would have resulted in a change in market value of $42,242 to these cash and cash equivalents.

As of December 31, 2017, we had a note payable from a related party. The balance of this note payable was $1,301,534 and interest free. The term of this loan is from January 1, 2017 to December 31, 2018. As this loan is interest free, it is not subject to interest rate risk. We do not have any long-term loans or other long-term borrowings as of December 31, 2017.

As of December 31, 2016, we had three note payables from a related party. The aggregate balance of these note payables was $3,656,342 and interest free. These note payables mature on either December 31, 2017 or July 2, 2018. As these note payables are interest free, they are not subject to interest rate risk. We have repaid these note payables as of December 31, 2017, and consequently do not have any long-term loans or other long-term borrowings as of December 31, 2016.

Item 12.	Description of Securities Other than Equity Securities

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

The information required here is incorporated by reference to the material headed “Description of Ordinary Shares” in our Registration Statement on Form F-1, File No. 333-218020, as amended and declared effective by the SEC on February 15, 2018.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-218020) in relation to our initial public offering of 1,306,055 of our Class A ordinary shares, at an initial offering price of $5.00 per share. Our initial public offering closed on April 13, 2018, for which Network 1 Financial Securities, Inc. acted as the underwriter.

We received gross proceeds approximately $6.53 million from our initial public offering. As of April 30, 2018, except for our expenses relating to our IPO, we have not used any of the proceeds.

Item 15.	Controls and Procedures

(a)	Evaluation of Disclosure Controls and Procedures.

As of December 31, 2017, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2017, our disclosure controls and procedures were effective.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on its assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.	Controls and Procedures

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Company’s board of directors has determined that Chuang Chen qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

Item 16B.	Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at www.agmgroup.com.

Item 16C.	Principal Accountant Fees and Services

MaloneBailey, LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2017 and 2016, and for the period from inception (April 27, 2015) to December 31, 2015. Audit services provided by MaloneBailey, LLP for fiscal years ended December 31, 2017 and 2016, and for the period from inception (April 27, 2015) to December 31, 2015 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

MaloneBailey, LLP’s fees for the annual audit of our financial statements for the fiscal years ended December 31, 2017 and 2016 and for the period from inception (April 27, 2015) to December 31, 2015 were $30,000 in total.

Audit-Related Fees

The Company has not paid MaloneBailey, LLP for audit-related services for the fiscal years ended December 31, 2017 and 2016, or for the period from inception (April 27, 2015) to December 31, 2015.

Tax Fees

The Company has not paid MaloneBailey, LLP for tax services for the fiscal years ended December 31, 2017 and 2016, or for the period from inception (April 27, 2015) to December 31, 2015.

All Other Fees

The Company has not paid MaloneBailey, LLP for any other services in fiscal years ended December 31, 2017 and 2016, or for the period from inception (April 27, 2015) to December 31, 2015.

Audit Committee Pre-Approval Policies

Before MaloneBailey, LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by MaloneBailey, LLP have been so approved.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2017.

Item 16F.	Change in Registrant’s Certifying Accountant

(1)	Previous Independent Registered Public Accounting Firm

(i)	On November 29, 2017, AGM Group Holdings Inc. (the “Company”) dismissed its independent registered public accounting firm, Anton & Chia, LLP (“AC”).

(ii)	The report of AC on the financial statements of the Company the fiscal years ended December 31, 2016 and 2015, and the related statements of operations, comprehensive loss, changes in stockholders’ deficiency, and cash flows for the fiscal years ended December 31, 2016 and 2015 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company.

(iv)	During the Company’s most recent fiscal year ended December 31, 2016 and through December 29, 2017, the date of dismissal, (a) there were no disagreements with AC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of AC, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

(v)	On January 2, 2018, the Company provided AC with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. We have not received the requested response letter from AC.

(2)	New Independent Registered Public Accounting Firm

On December 29, 2017, the Audit Committee and the Board of Directors of the Company appointed MaloneBailey, LLP as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended December 31, 2016 and 2015 and any subsequent interim periods through the date hereof prior to the engagement of MaloneBailey, LLP, neither the Company, nor someone on its behalf, has consulted MaloneBailey, LLP regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Item 16G.	Corporate Governance

The business and affairs of the company are managed under the direction of our Board. We have conducted Board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this annual report, the Board has adopted procedures for communication with the officers and directors on September 15, 2017. Stockholders will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual stockholders’ meetings. All communications from stockholders are relayed to the members of the Board.

Board Committees

We have established and adopted charters for three standing committees under the board: the Audit Committee, the Compensation Committee, the Nominating Committee. Each Committee consists of only independent directors of the Company.

●	Audit Committee: Chuang Chen (Chair), Tingfu Xie, Jialin Liu

●	Compensation Committee: Jialin Liu (Chair), Tingfu Xie, Chuang Chen

●	Nominating Committee: Tingfu Xie (Chair), Chuang Chen, Jialin Liu

The Board also adopted an insider trading policy that allows insiders to sell securities of the Company pursuant to pre-arranged trading plans.

Effective October 23, 2000, the Securities and Exchange Commission (the “SEC”) adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

Audit Committee

Our Audit Committee consisted of Mr. Chuang Chen, Mr. Jialin Liu and Mr. Tingfu Xie. Mr. Chuang Chen is the chairman of our audit committee. We have determined that Mr. Chuang Chen, Mr. Jialin Liu and Mr. Tingfu Xie satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our board of directors has determined that Mr. Chen qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of Mr. Jialin Liu, Mr. Chuang Chen and Mr. Tingfu Xie. Mr. Jialin Liu is the chairman of our compensation committee. We have determined that Mr. Jialin Liu, Mr. Chuang Chen and Mr. Tingfu Xie satisfy the “independence” requirements under NASDAQ Rule 5605. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee

Our nominating committee consists of Mr. Tingfu Xie, Mr. Chuang Chen and Mr. Jialin Liu. Mr. Tingfu Xie is the chairperson of our nominating committee. We have determined that Mr. Tingfu Xie, Mr. Chuang Chen and Mr. Jialin Liu satisfy the “independence” requirements under NASDAQ Rule 5605. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Copy of our committee charters are also available on our website at www.agmgroup.com.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1(1)	Previous Memorandum and Articles of Association of AGM Group Holdings Inc.

1.2(1)	Amended and Restated Memorandum and Articles of Association of AGM Group Holdings Inc.

1.3(3)	International Financial Services Commission License to AGM Group LTD.

3.1 (3)	List of Subsidiaries of the Registrant

10.1 (5)	Employment Agreement with Chuang Chen

10.2 (5)	Employment Agreement with Jialin Liu

10.3 (5)	Employment Agreement with Tingfu Xie

10.4 (5)	Employment Agreement with Zhentao Jiang

10.5 (5)	Employment Agreement with Wenjie Tang

10.6 (5)	Employment Agreement with Yufeng Mi

10.7 (5)	Employment Agreement with Chengchun Zhang

10.8 (5)	Employment Agreement with Guofu Zhang

10.9 (5)	Employment Agreement with Bin Liu

10.10 (5)	Independent Contractor Agreement between AGM Group Holdigns Inc. and Aventech Capital Inc.

10.11(2)	Advance Agreement between AGM Group Holdings Inc. and Zhengtao Jiang dated July 3, 2016

10.12(2)	Advance Agreement between Beiing AnGaoMeng Techonology Service Co., Ltd. and Zhengtao Jiang dated January 1, 2016

10.13(2)	Advance Agreement between Shenzhen AnGaoMeng Financial Technology Service Co., Ltd. and Zhengtao Jiang dated July 3, 2016

10.14(2)	Advance Agreement between Beiing AnGaoMeng Techonology Service Co., Ltd. and Wenjie Tang dated January 1, 2017

10.15(6)	Equity Transfer Agreement and Zhentao Jiang and Chenxi Shi dated November 18, 2016

10.16(2)	MT4 License Agreement between AGM Group Holdings Inc. and MetaQuotes Software Corp.

10.17(2)	MT5 License Agreement between AGM Group Holdings Inc. and MetaQuotes Software Corp.

10.18*	MT4 MT5 Software Platform Maintenance and Technology License Agreement between AGM Technology Limited and Yuenyu Industry Technology Co. Limited

10.19*	Form MT4 MT5 Software Platform Maintenance and Technology License Agreement

11.1(4)	Code of Business Conduct and Ethics

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to the Form F-1 filed with the SEC on May 15, 2017

(2)	Incorporated by reference to the Form F-1/A filed with the SEC on July 21, 2017

(3)	Incorporated by reference to the Form F-1/A filed with the SEC on August 29, 2017

(4)	Incorporated by reference to the Form F-1/A filed with the SEC on September 19, 2017

(5)	Incorporated by reference to the Form F-1/A filed with the SEC on September 28, 2017

(6)	Incorporated by reference to the Form F-1/A filed with the SEC on October 12, 2017

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGM GROUP HOLDINGS INC.

By:	/s/ Wenjie Tang
Name: Wenjie Tang
Title: Chief Executive Officer (Principal Executive Officer)

Date: April 30, 2018

Financial Statements

AGM GROUP HOLDINGS INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2017 and 2016	F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years Ended December 31, 2017 and 2016, and for the Period from Inception (April 27, 2015) to December 31, 2015	F-4
Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the Years Ended December 31, 2017 and 2016, and for the Period from Inception (April 27, 2015) to December 31, 2015	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2017 and 2016, and for the Period from Inception (April 27, 2015) to December 31, 2015	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AGM Group Holdings Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AGM Group Holdings Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity (deficit), and cash flows for the years ended December 31, 2017 and 2016, and for the period from inception (April 27, 2015) to December 31, 2015. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years ended December 31, 2017 and 2016, and for the period from inception (April 27, 2015) to December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company’s auditor since 2017.
Houston, Texas
April 30, 2018

AGM GROUP HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2017	2016
ASSETS
Cash and cash equivalents	$7,696,699	$4,224,237
Transaction monetary assets held for clients	12,522,240	885,964
Mark to market assets for open trading positions	241,336	40,720
Accounts receivable, net	411,070	1,700,318
Accounts receivable - related party	172,237	247,000
Prepaid expenses and other current assets	498,736	304,495
Subscription receivables	-	1,170,000
Total current assets	21,542,318	8,572,734
Other assets, non-current	-	75,535
Property and equipment, net	99,630	75,637
Intangible assets, net	3,104,128	1,747,060
Total assets	$24,746,076	$10,470,966

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$12,963	$168,076
Deposits payable	12,522,240	885,964
Mark to market liabilities for open trading positions	106,502	20,604
Accrued expenses and other current liabilities	2,618,763	1,076,969
Advance from customers	-	201,827
Income tax payable	5,306	-
Due to related parties	60,851	213,494
Notes payable - related parties	1,301,534	3,656,342
Total current liabilities	16,628,159	6,223,276
Total liabilities	16,628,159	6,223,276

SHAREHOLDERS' EQUITY:
Class A ordinary shares (200,000,000 shares authorized with par value of $0.001, 20,010,000 shares issued and outstanding as of December 31, 2017 and 2016)	20,010	20,010
Class B ordinary shares (200,000,000 shares authorized with par value of $0.001, 11,900,000 shares issued and outstanding as of December 31, 2017 and 2016)	11,900	11,900
Additional paid-in capital	1,968,100	1,968,100
Retained earnings	6,099,419	2,199,528
Accumulated other comprehensive income	18,488	48,152
Total shareholders' equity	8,117,917	4,247,690
Total liabilities and shareholders' equity	$24,746,076	$10,470,966

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For The Year Ended December 31,		For The Period from Inception (April 27, 2015) to December 31,
	2017	2016	2015
Revenues
Service revenues, net	$10,055,252	$4,599,385	$-
Service revenues - related party	2,170,838	2,720,936	-
Trading revenues	315,194	384,499	-
Total revenues, net	12,541,284	7,704,820	-
Cost of revenues
Cost of revenues	3,539,699	2,377,572	-
Total cost of revenues	3,539,699	2,377,572	-

Gross profit	9,001,585	5,327,248	-

Operating expenses
Selling, general and administrative expenses	3,529,028	1,901,147	150,448
Research and development expenses	398,188	289,487	-
Total operating expenses	3,927,216	2,190,634	150,448

Income (loss) from operations	5,074,369	3,136,614	(150,448)

Other income (expenses)
Other expense	(44,145)	(3,683)	(174)
Other income	170,561	599	2
Total other income (expenses)	126,416	(3,084)	(172)

Income (loss) before provision of income taxes	5,200,785	3,133,530	(150,620)
Provision for income taxes	1,300,894	783,382	-
Net income (loss)	$3,899,891	$2,350,148	$(150,620)

Net income (loss) attributable to AGM Group Holdings Inc. ordinary shareholders	$3,899,891	$2,350,148	$(150,620)

Other comprehensive income (loss)
Foreign currency translation adjustment	(29,664)	41,953	6,199
Total comprehensive income (loss)	$3,870,227	$2,392,101	$(144,421)

Earnings (loss) per ordinary share
Basic	$0.19	$13.48	$(287.44)
Diluted	$0.19	$13.48	$(287.44)
Weighted average ordinary shares outstanding
Basic	20,010,000	174,384	524
Diluted	20,010,000	174,384	524

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Equity (Deficit)
April 27, 2015 (Inception)	-	-	$-	$-	$-	$-	$-	$-
Net loss						(150,620)		(150,620)
Issuance of ordinary shares for cash	10,000		10					10
Foreign currency translation adjustment							6,199	6,199
Balance, December 31, 2015	10,000	-	$10	$-	$-	$(150,620)	$6,199	$(144,411)
Net income						2,350,148		2,350,148
Issuance of ordinary shares for cash	20,000,000	11,900,000	20,000	11,900	1,968,100			2,000,000
Foreign currency translation adjustment							41,953	41,953
Balance, December 31, 2016	20,010,000	11,900,000	$20,010	$11,900	$1,968,100	$2,199,528	$48,152	$4,247,690
Net income						3,899,891		3,899,891
Foreign currency translation adjustment							(29,664)	(29,664)
Balance, December 31, 2017	20,010,000	11,900,000	$20,010	$11,900	$1,968,100	$6,099,419	$18,488	$8,117,917

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Year Ended December 31,	For The Year Ended December 31,	For The Period from Inception (April 27, 2015) to December 31,
	2017	2016	2015
Cash flows from operating activities
Net income (loss)	$3,899,891	$2,350,148	$(150,620)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	246,529	25,984	-
Allowance for doubtful accounts	35,000	-	-
Changes in operating assets and liabilities:
Accounts receivable, net	1,254,248	(1,700,318)	-
Accounts receivable - related party	74,763	(247,000)	-
Transaction monetary assets held for clients	(11,636,276)	(885,964)	-
Mark to market assets for open trading positions	(200,616)	(40,720)	-
Prepaid expenses and other current assets	(223,230)	(256,100)	(2,374)
Other assets, non-current	77,623	(78,955)	-
Accounts payable	(159,490)	9,658	-
Deposits payable	11,636,276	885,964	-
Mark to market liabilities for open trading positions	85,898	20,604	-
Advance from customers	(201,827)	201,827	-
Accrued expenses and other current liabilities	1,669,648	1,327,377	146,284
Income tax payable	5,110	-	-
Net cash provided by (used in) operating activities	6,563,547	1,612,505	(6,710)

Cash flows from investing activities
Purchase of property and equipment	(44,308)	(55,703)	-
Purchase of intangible assets	(1,359,382)	(1,731,146)	-
Net cash used in investing activities	(1,403,690)	(1,786,849)	-

Cash flows from financing activities
Proceeds from issuance of ordinary shares	1,170,000	830,000	10
Proceeds from related parties	4,032,044	3,766,201	16,084
Repayments to related parties	(6,826,231)	(195,228)	-
Net cash provided by (used in) financing activities	(1,624,187)	4,400,973	16,094

Effect of exchange rate changes on cash and cash equivalents	(63,208)	(11,381)	(395)
Net change in cash and cash equivalents	3,472,462	4,215,248	8,989
Cash and cash equivalents, beginning of the period	4,224,237	8,989	-
Cash and cash equivalents, end of the period	$7,696,699	$4,224,237	$8,989
Supplemental cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Non-cash investing and financing activities
Ordinary shares issued with proceeds not received	$-	$1,170,000	$-
Expenses paid by related parties	$142,085	$352,301	$22,634

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

AGM Group Holdings Inc. (“AGM Holdings”) was incorporated on April 27, 2015 under the laws of the British Virgin Islands. On May 21, 2015, AGM Holdings incorporated a wholly owned subsidiary, AGM Technology Limited (“AGM HK”) in Hong Kong. On August 28, 2015, AGM Holdings incorporated AGM Group Ltd (“AGM Belize”), a Belize limited liability company, which AGM Holdings holds 100% interest. Other than the equity interest in AGM HK and AGM Belize and cash and cash equivalents, AGM Holdings did not conduct any operations or own any material assets or liabilities. AGM HK provides advanced online trading service for financial institutions in Asian areas. AGM Belize is a retail foreign exchange (“forex” or “FX”) broker licensed by IFSC.

On October 13, 2015, AGM HK incorporated a Chinese limited liability subsidiary, Shenzhen AGM Financial Technology Services Co., Ltd (“AGM Shenzhen”), for the purpose of being a holding company for the equity interests in People’s Republic of China (“PRC”).

On November 13, 2015 and September 28, 2016, AGM Shenzhen incorporated two wholly owned Chinese limited liability subsidiaries, Beijing AGM Technology Service Co., Ltd. (“AGM Beijing”), and Nanjing Xingaomeng Software Technology Co., Ltd. (AGM Nanjing”), respectively. AGM Shenzhen did not conduct any operations or own any material assets or liabilities except for cash and cash equivalents, insignificant expense and the 100% of the equity interests in AGM Beijing and AGM Nanjing.

On June 14, 2017, AGM Software Service LTD (“AGM Software”) was incorporated under the laws of BVI. AGM Software is a wholly-owned subsidiary of AGM Holdings and its principal activity will be assisting AGM HK in providing our core technology services to customers.

On July 18, 2017, AGMTrade UK LTD (“AGM UK”) was incorporated under the law of England and Wales. AGM UK is a wholly-owned subsidiary of AGM Holdings and its principal activity is advertising on a global scale, and providing core technology services and consulting services to customers.

On July 25, 2017, AGM Trade Global PTY LTD (“AGM Australia”) was incorporated under the law of Australia. AGM Australia is a wholly-owned subsidiary of AGM Holdings. It was formed with the vision to expand our service to customers located in Australia.

On August 14, 2017, AGMClub Service Limited (“AGMClub”) was incorporated under the law of Hong Kong. AGMClub is a wholly-owned subsidiary of AGM Holdings and its primary activity is to provide online marketing on a global scale, especially the greater China area.

As a result, AGM HK, AGM Belize, AGM Shenzhen, AGM Beijing, AGM Nanjing, AGM Software, AMG UK, AGM Australia, and AGMClub are referred to as subsidiaries. AGM Holdings and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

The Company is a knowledge and technology intensive company. Currently, the Company is principally engaged in three core businesses: (1) providing online trading platform application and computer program technical support and solution service (“Online Trading and Computer Support Service”); (2) conducting forex trading brokerage business; and (3) providing program trading application technology and management service.

Note 2 - SUMMARY OF SIGNIFICANT POLICIES

Basis of Presentation

The Company is on a fiscal year ending December 31; as such the year ended December 31, 2017 is referred to as “fiscal 2017”, the year ended December 31, 2016 is referred to as “fiscal 2016”, and the period from inception (April 27, 2015) to December 31, 2015 is referred to as “fiscal 2015”.

The accompanying consolidated financial statements are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the U.S. Securities and Exchange Commission ("SEC") rules. The Company included all adjustments that are necessary for the fair presentation of our financial position, results of operations, and cash flows for the periods presented. This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in the PRC (“PRC GAAP”), the accounting standards used in the places of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company to present them in conformity with U.S. GAAP.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts for AGM Holdings and all its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Company includes the following:

●	AGM Group Holdings Inc., a British Virgin Islands company limited by shares (“AGM Holdings”);

●	AGM Group Ltd., a Belize limited liability company (“AGM Belize”) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Technology Limited, a Hong Kong SAR limited company (“AGM HK”) and a wholly-owned subsidiary of AGM Holdings;

●	Shenzhen AnGaoMeng Financial Technology Service Co., Ltd. (“AGM Shenzhen”), a wholly foreign-owned enterprise (“WFOE”) formed under the laws of the People’s Republic of China (the “PRC”) and a wholly-owned subsidiary of AGM HK;

●	Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”), a PRC company and a wholly-owned subsidiary of AGM Shenzhen;

●	Nanjing XinGaoMeng Software Technology Co., Ltd. (“AGM Nanjing”), a PRC company and a wholly-owned subsidiary of AGM Shenzhen;

●	AGM Software Service LTD (“AGM Software”), a British Virgin Islands company limited by shares and a wholly-owned subsidiary of AGM Holdings;

●	AGMTrade UK LTD (“AGM UK”), a company incorporated under the law of England and Wales, limited by shares and a wholly-owned subsidiary of AGM Holdings;

●	AGM Trade Global PTY LTD (“AGM Australia”), an Australia company, limited by shares and a wholly-owned subsidiary of AGM Holdings; and

●	AGMClub Service Limited (“AGMClub”), a Hong Kong SAR limited company and a wholly-owned subsidiary of AGM Holdings.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of AGM Holdings, AGM Belize, AGM HK, AGM Software, AGM UK, AGM Australia and AGMClub are United States dollar. The functional currency of AGM Beijing, AGM Shenzhen and AGM Nanjing are Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of income.

The consolidated balance sheet balances, with the exception of equity at December 31, 2017 and 2016 were translated at RMB6.5064 and RMB6.9437 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the year ended December 31, 2017 and 2016, and the period from inception (April 27, 2015) to December 31, 2015 were RMB6.7570, RMB6.6430 and RMB6.2175 to $1.00, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for doubtful accounts, and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and cash equivalents

Cash and cash equivalents are financial assets that are either cash or highly liquid investments with an original maturity term of 90 days or less. At December 31, 2017 and 2016, the Company’s cash equivalents primarily consist of transaction monetary deposits made in the forex trading platforms for forex trading. These transaction monetary deposits can be converted into cash immediately without restriction. Cash equivalents are recorded at fair value.

Fair Value of Financial Instruments

ASC 825 requires the disclosure of the estimated fair value of financial instruments including those financial instruments for which fair value option was not elected.

The Company’s financial instruments mainly include cash and cash equivalents, transaction monetary assets held for clients, mark to market assets for open trading positions, net accounts receivable, prepaid expenses and other current assets, accounts payable, deposits payable, mark to market liabilities for open trading positions, accrued expenses and other current liabilities, advance from customers, and income tax payable. The carrying values of these financial instruments approximate their fair values due to short-term maturities.

Accounts Receivable

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required.

The Company maintains allowances for doubtful accounts for estimated losses from the receivable amount that cannot be collected. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. In determining these estimates, the Company examines historical write-offs of its receivables and reviews each client’s account to identify any specific customer collection issues.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Identifiable significant improvements are capitalized and expenditures for maintenance, repairs, and betterments, including replacement of minor items, are charged to expense.

Depreciation is computed based on cost, less the estimated residual value, if any, using the straight-line method over the estimated useful life. The residual value rate and useful life of property and equipment are summarized as follows:

Category	Residual value rate	Useful life
Electronic equipment	5%	3 years
Office equipment	5%	5 years

Acquired Intangible Assets with Finite Lives

Acquired intangible assets with finite lives are stated at cost less accumulated amortization. Intangible assets mainly represent the purchased software copyrights and are amortized on a straight-line basis over an estimated life of ten years.

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and carrying amount.

Lease Commitments

The Company has adopted FASB Accounting Standard Codification, or ASC 840. If the lease terms meet one or all of the following four criteria, it will be classified as a capital lease, otherwise, it is an operating lease: (1) The lease transfers the title to the lessee at the end of the term; (2) the lease contains a bargain purchase option; (3) the lease term is equal to 75% of the estimated economic life of the leased property or more; (4) the present value of the minimum lease payment in the term equals or exceeds 90% of the fair value of the leased property.

Payments made under operating leases are charged to the consolidated statements of income on a straight-line basis over the lease period.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete, services have been rendered and accepted or trading transactions have been conducted, the selling price is fixed or determinable, persuasive evidence of an arrangement exists and collectability is reasonably assured.

The Company derives revenues through three operating lines: (i) Online Trading and Computer Support Service; (ii) forex trading brokerage business; and (iii) program trading application technology and management service. Revenue from Online Trading and Computer Support Service mainly consists of revenues from website maintaining and software developing focusing on database analysis and monitoring, as well as service fees for usages of online trading application based on trading volumes of the forex trading brokerage transactions, initial trading application setup fees and ongoing service support fees. Revenue from forex trading brokerage business includes forex trading brokerage fees and commissions. Revenue from program trading application technology and management service refers to the commission on profit or loss of client’s investment managed by our intelligent trading system.

The Company presents revenues from Online Trading and Computer Support Service and program trading application technology and management service as service revenues, and revenues from forex trading brokerage business as trading revenues on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Online Trading and Computer Support Service

Revenue from computer program technical support and solution services is recognized when the monthly maintaining services are delivered in the case of website maintaining, or when a software module is developed in accordance with the requirements stated in sales contacts and accepted by customers in a case of software developing. In either situation, the price is predetermined in contracts, and the collectability is reasonably assured.

Revenue for usages of online trading application is recognized based on the monthly trading volumes incurred by the clients during the fiscal year. Revenue for service support is recognized ratably over the contract term beginning on the commencement of date of each contact. Revenue for initial application setup is recognized when the physical work of the initial application setup has been completed.

The agreements the Company enters into with clients to deliver online trading access application services generally include multiple deliverables, including online multiple-account trading management services, initial trading application setup and ongoing service support. Each of these deliverables has a stated price in the service agreement with the client. These three service deliverables are separated into different units of accounting and their relative selling prices are based on their stated prices in the agreements. The Company determines the relative selling prices for the three deliverables based on their stated prices in the agreement because the online multiple-account trading management services and ongoing support services, which are the last two undelivered elements, will be both delivered on a monthly basis upon the commencement of the agreement. The initial setup service is the element that will be delivered first and whose consideration is insignificant compared to the last two elements. As such, the Company has determined that whether or not a Vendor Specific Objective Price (“VSOE”) is established and used for each of the deliverable will not have material impacts to the Company revenue recognition.

Forex trading brokerage business

The revenues of forex trading transactions are recognized when services have been rendered and accepted or trading transactions have been conducted, the amount of trading gains or losses, fees and commissions are fixed or determinable, and collectability is reasonably assured.

Gains or losses are realized when trades are settled. Unrealized gains or losses on open trading positions are revalued at prevailing foreign currency exchanges rates at the balance sheet date and are included in Mark to market assets for open trading positions or Mark to market liabilities for open trading positions, respectively, on the Consolidated Balance Sheets. Changes in net unrealized gains or losses are recorded in Trading revenues on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Program trading application technology and management service

The revenue of program trading application technology and management service is recognized when services have been rendered and accepted, the commission is determinable based on the realized return or loss of investment under management, and collectability is reasonably assured at the month end.

The Company reports revenues net of applicable sales taxes and related surcharges.

Research and Development Expenses

Research and development costs are expensed as incurred. The costs primarily consist of the wage expenses incurred to continuously improve and upgrade the Company’s services. Research and development expenses of the years ended December 31, 2017 and 2016, and the period from inception (April 27, 2015) to December 31, 2015 were $398,188, $289,487, and $0, respectively.

Income Taxes

The Company accounts for income taxes under the provision of ASC 740-10, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company evaluates its uncertain tax positions in accordance with ASC 740. The Company initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The term more likely than not means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold shall consider the facts, circumstances, and information available at the reporting date. The level of evidence that is necessary and appropriate to support the Company’s assessment of the technical merits of a tax position is a matter of judgment that depends on all available information. In making the assessment, the Company considers the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes.

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigations based on the technical merits of that position. The second step is to measure the tax benefit as the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement.

Interests and penalties related to unrecognized tax benefits are recorded in Provision for income taxes of the Consolidated Statements of Operations and Comprehensive Income (Loss).

Comprehensive Income (loss)

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income (loss) include net income and foreign currency translation adjustments. For the years ended December 31, 2017 and 2016, and the period from inception (April 27, 2015) to December 31, 2015, the only component of accumulated other comprehensive income was foreign currency translation adjustments.

Related Party Transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk are cash and cash equivalents, transaction monetary assets held for clients, mark to market assets for open trading positions, and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions or trading platforms. The Company routinely assesses the financial strength of the customer and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on the net earnings and financial position.

Earnings (loss) per Ordinary Share

Basic earnings (loss) per ordinary share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the sum of the weighted-average number of ordinary shares outstanding and dilutive potential ordinary shares during the period.

Selling and Marketing

Selling and marketing costs are related to promoting, advertising, and other marketing activities, and are expensed as incurred. For the years ended December 31, 2017 and 2016, and the period from inception (April 27, 2015) to December 31, 2015, the selling and marketing expenses were $695,412, $0, and $0, respectively.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information of separate operating segments based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by customer. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from contracts with Customers (Topic 606)” and issued subsequent amendments to the initial guidance or implementation guidance between August 2015 and November 2017 within ASU 2015-04, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-13, and ASU 2017-14 (collectively, including ASU 2014-09, “ASC 606”). ASC 606 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets. ASU 606 will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. ASU 606 also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchanged for those goods or services. ASC 606 is effective for public entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The amendments may be applied retrospectively to each prior period (full retrospective) or retrospectively with the cumulative effect recognized as of the date of initial application (modified retrospective). The Company intends to adopt ASU 2014-09 effective January 1, 2018 and apply the modified retrospective approach. Because the Company’s primary source of revenues is from computer program technical support and solution service revenue which are recognized ratably over the contract term, the Company does not expect the impact on its consolidated financial statements to be material.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, we have not determined whether implementation of such proposed standards would be material to our consolidated financial statements.

Note 3 - TRANSACTION MONETARY ASSETS HELD FOR CLIENTS

The balance represents the deposits for clients for forex trading in the forex trading platforms of London Multi Asset Exchange, Interactive Brokers and Saxo Bank. It consists of cash held on behalf of clients to fund client liabilities in connection with the trading positions. Included in this balance are funds deposited by clients and funds accruing to clients as a result of settled trades. The Company records a corresponding liability in connection with this amount in deposits payable to clients. Usually these balances can be converted into cash immediately without restriction.

Note 4 - ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consist of the following:

	December 31, 2017	December 31, 2016
Accounts receivable	$446,070	$1,700,318
Less: allowance for doubtful accounts	(35,000)	-
Accounts receivable, net	$411,070	$1,700,318

The changes in allowance for doubtful accounts consist of the following:

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016	For the Period from Inception (April 27, 2015) to December 31, 2015
Balance, beginning of the year	$-	$-	$-
Provision for doubtful accounts	35,000	-	-
Uncollectible receivables written-off	-	-	-
Balance, end of the year	$35,000	$-	$-

Note 5 - Prepaid expenseS and OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of prepaid expenses, other receivables, and deposits. Prepaid expenses principally include rent prepayments and prepaid advertising expenses. Deposits principally include license deposit and rent deposits.

As of December 31, 2017 and 2016, prepaid expenses and other current assets consisted of the following:

	December 31, 2017	December 31, 2016
Prepaid expenses	$224,941	$124,392
Deposits	259,530	125,288
Others	14,265	54,815
Total prepaid expenses and other current assets	$498,736	$304,495

Note 6 - PROPERTY AND EQUIPMENT, NET

As of December 31, 2017 and 2016, property and equipment, net consisted of the following:

	December 31, 2017	December 31, 2016
Electronic equipment	$128,857	$75,706
Office equipment	13,152	10,108
Total property and equipment	142,009	85,814
Less: accumulated depreciation	(42,379)	(10,177)
Total property and equipment, net	$99,630	$75,637

Depreciation expenses for the fiscal years ended December 31, 2017 and 2016 and for the period from inception (April 27, 2015) to December 31, 2015 were $30,349, $10,638 and $0, respectively. There was no impairment recorded for these property and equipment for the years ended December 31, 2017 and 2016 and for the period from inception (April 27, 2015) to December 31, 2015.

Note 7 - INTANGIBLE ASSETS, NET

As of December 31, 2017 and 2016, intangible assets, net consisted of the following:

	December 31, 2017	December 31, 2016
Management Supporting System	$626,717	$587,247
User Office Management Software	567,029	531,319
Multi Account Trading System	686,404	643,176
MTK Club Management System	534,858	-
MTK Multi Trading Commissions System	560,986	-
MTK Office Management System	353,498	-
AGM domain name	14,800	-
Total intangible assets	3,344,292	1,761,742
Less: accumulated amortization	(240,164)	(14,682)
Total intangible assets, net	$3,104,128	$1,747,060

For the fiscal years ended December 31, 2017 and 2016 and for the period from inception (April 27, 2015) to December 31, 2015, amortization expenses amounted to $216,180, $15,346 and $0, respectively. There was no impairment provided for these intangible assets for the years ended December 31, 2017 and 2016 and for the period from inception (April 27, 2015) to December 31, 2015.

Note 8 - DEPOSITS PAYABLE

Deposits payable represents the deposit provided by clients who conduct their forex transactions on the Company’s forex trading platform. Included in this balance are funds deposited payable to clients and funds accruing to clients as a result of settled trades.

Note 9 - MARK TO MARKET ASSETS AND LIABILITIES FOR OPEN TRADING POSITIONS

The Company measures the fair values of open trading positions on balance sheet dates, and accrues unrealized gains on open positions in Mark to market assets for open trading positions, and unrealized losses on open positions in Mark to market liabilities for open trading positions. Changes in net unrealized gains or losses are recorded in Trading revenues on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Note 10 - RELATED PARTY TRANSACTIONS

The Company occurred transactions with the following related parties for the years ended December 31, 2017 and 2016, and for the period from inception (April 27, 2015) to December 31, 2015:

Name of Related Party	Nature of Relationship
Zhentao Jiang	Director and principal shareholder
Wenjie Tang	Chief Executive Officer (“CEO”), Director, and shareholder
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
Bin Liu	Chief Research Officer (“CRO”)
Guofu Zhang	Chief Financial Officer (“CFO”)
Chengchun Zhang	Chief Operational Officer (“COO”) and principal shareholder
IIG Ltd.	Company under common control of Zhentao Jiang
Firebull Holdings Limited	Company under common control of Wenjie Tang and Chengchun Zhang
Nanjing Yunxinhe Software Technology Co., Ltd.	Company formerly controlled by Zhentao Jiang and still significantly influenced by Zhentao Jiang
Beijing Maiteke Technology Co., Ltd.	Company where Wenjie Tang assumed a key management position
Northnew Management Limited	Company under common control of Zhentao Jiang

i) Revenues from related party and accounts receivable from related party

The Company provides online trading access software application service to IIG Ltd. For the years ended December 31, 2017 and 2016 and for the period from inception (April 27, 2015) to December 31, 2015, the Company generated related party revenues from IIG Ltd. in the amount of $2,170,838, $2,720,936 and $0, respectively. The related party accounts receivable with IIG Ltd. amounted to $172,237 and $247,000 as of December 31, 2017 and 2016, respectively.

(ii) Subscription receivables

Subscription receivable of $740,000 as of December 31, 2016 represents the Company’s outstanding share subscription receivable owned from Chengchun Zhang and other managements and principal shareholder of the Company. The receivables were collected as of May 11, 2017. Refer to Note 14 for further discussion.

(iii) Notes payable – related parties and due to related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of December 31, 2017 and 2016, notes payables - related parties and due to related parties consisted the following:

	December 31, 2017	December 31, 2016
Zhentao Jiang	$-	$3,656,342
Wenjie Tang	1,301,534	-
Total notes payable - related parties	1,301,534	3,656,342

Zhentao Jiang	-	150,858
Wenjie Tang	19,949	4,320
Guofu Zhang	40,902	58,316
Total due to related parties	60,851	213,494
Total	$1,362,385	$3,869,836

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses related parties paid on behalf of the Company. These loans are interest free, unsecured and repayable on demand. For the period from inception (April 27, 2015) to December 31, 2015, Zhengtao Jiang paid operating expenses on behalf of the Company of $22,634. For the year ended December 31, 2016, Zhentao Jiang, Guofu Zhang, Wenjie Tang and their related companies paid operating expenses on behalf of the Company of $352,301. For the year ended December 31, 2017, Zhentao Jiang, Wenjie Tang, Guofu Zhang, and Bin Liu paid operating expenses on behalf of the Company of $142,085.

During the period from inception (April 27, 2015) to December 31, 2015, the Company entered into one advance agreements with Zhentao Jiang, allowing the Company to borrow unsecured and interest-free loans. During the year ended December 31, 2016, the Company entered into three advance agreements with Zhentao Jiang, allowing the Company to borrow unsecured and interest-free loans. During the year ended December 31, 2017, the Company entered into an advance agreement with Wenjie Tang, allowing the Company to borrow unsecured and interest-free loans. The balances and material terms of the four advance agreements are summarized below:

(i)	Under the advance agreement dated October 2, 2015,

●	The amount authorized for borrowing shall not exceed RMB200,000 ($30,813).
●	The term of the loan is two years from October 2, 2015 to October 1, 2017.
●	The loan is interest-free and payable on October 1, 2017.
●	The balance was $0 and $0 as of December 31, 2017 and 2016, respectively.

(ii)	Under the advance agreement dated January 1, 2016,

●	The amount authorized for borrowing shall not exceed RMB15,000,000 ($2,160,232).
●	The term of the loan is two years from January 1, 2016 to December 31, 2017.
●	The loan is interest-free and payable on December 31, 2017.
●	The balance was $0 and $1,843,964 as of December 31, 2017 and 2016, respectively.

(iii)	Under the advance agreement dated July 3, 2016,

●	The amount authorized for borrowing shall not exceed $1,200,000.
●	The loan is interest-free and payable on July 2, 2018.
●	The term of the loan is two years from July 3, 2016 to July 2, 2018.
●	The balance was $0 and $1,003,166 as of December 31, 2017 and 2016, respectively.

(iv)	Under the advance agreement dated July 3, 2016,

●	The amount authorized for borrowing shall not exceed RMB8,000,000 ($1,152,124).
●	The loan is interest-free and payable on July 2, 2018.
●	The term of the loan is two years from July 3, 2016 to July 2, 2018.
●	The balance was $0 and $809,212 as of December 31, 2017 and 2016, respectively.

(v)	Under the advance agreement dated January 1, 2017,

●	The amount authorized for borrowing shall not exceed RMB15,000,000 (approximately $2,305,000).
●	The loan is interest-free and payable on December 31, 2018.
●	The term of the loan is two years from January 1, 2017 to December 31, 2018.
●	The balance was $1,301,534 and $0 as of December 31, 2017 and 2016, respectively.

The Company borrowed $4,032,044, $3,766,201 and $16,084 from related parties in the years ended December 31, 2017, 2016 and for the period from inception (April 27, 2015) to December 31, 2015, respectively, and repaid $6,826,231, $195,228 and $0 in the years ended December 31, 2017 and 2016 and for the period from inception (April 27, 2015) to December 31, 2015, respectively.

(iv) Use of office

For the period from inception (April 27, 2015) to December 31, 2015, IIG, Ltd. provided office space to the Company free of charge.

Note 11 - INCOME TAX

British Virgin Islands (“BVI”)

Under the current laws of BVI, AGM Holdings and AGM Software are not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Belize

Under the current laws of Belize, AGM Belize is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the Belize.

Hong Kong

AGM HK and AGMClub are incorporated in Hong Kong and incurred net losses for the years ended December 31, 2017 and 2016. AGM HK had incurred net loss for the period from inception (April 27, 2015) to December 31, 2015. AGM HK and AGMClub are subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong. Taxable operating loss incurred by companies incorporated in Hong Kong are allowed to be carried forward indefinitely.

United Kingdom

AGM UK is incorporated in United Kingdom and incurred net loss for the year ended December 31, 2017. AGM UK is subject to tax at 19% on the assessable profits arising in or derived from United Kingdom. Companies incorporated in the UK are allowed to offset their future tax taxable income with taxable operating losses carried forward in a 2-year period.

Australia

AGM Australia is incorporated in Australia and incurred net loss for the year ended December 31, 2017. AGM Australia is subject to tax at 27.5% on the assessable profits arising in or derived from Australia. Taxable operating loss incurred by companies incorporated in Australia are allowed to be carried forward indefinitely.

PRC

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law (“the China EIT Law”), which was effective as of January 1, 2008.

AGM Beijing, AGM Shenzhen and AGM Nanjing are incorporated in the PRC and subject to 25% China statutory tax rate. AGM Beijing and AGM Shenzhen incurred net loss for the period from inception (April 27, 2015) to December 31, 2015; AGM Beijing, AGM Shenzhen and AGM Nanjing incurred net loss for the year ended December 31, 2016; and AGM Beijing and AGM Shenzhen incurred net loss for the year ended December 31, 2017. Companies incorporated in the PRC are allowed to offset their future tax taxable income with taxable operating losses carried forward in a 5-year period.

The China EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purpose and consequently be subject to the PRC income tax at the rate of 25% for its worldwide income. The Implementing Rules of the China EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” On April 22, 2009, the PRC State Administration of Taxation further issued a notice entitled “Notice regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their place of Effective Management.” Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations mainly function in the PRC; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in the PRC; (iii) its major assets, accounting books, company sales, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management personnel with voting rights reside in the PRC. Based on a review of surrounding facts and circumstances, the Company believe that there is an uncertain tax position as to whether its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes due to limited guidance and implementation history of the China EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25%. The Company has evaluated this uncertain tax position and recorded a tax liability on the Consolidated Balance Sheet.

The China EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the previous income tax regulations. The British Virgin Islands, where the Company is incorporated, did not have such tax treaty with China.

The provision for income taxes consisted of the following:

	For the Years Ended December 31,		For the Period from Inception (April 27, 2015) to December 31,
	2017	2016	2015
Current	$1,300,894	$783,382	$-
Deferred	-	-	-
Total income tax expense	$1,300,894	$783,382	$-

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,		For the Period from Inception (April 27, 2015) to December 31,
	2017	2016	2015
HK statutory income tax rate	16.50%	16.50%	16.50%
Valuation allowance recognized with respect to the loss in the HK company	(16.50)%	(16.50)%	(16.50)%
UK statutory income tax rate	19.00%	-	-
Valuation allowance recognized with respect to the loss in the UK company	(19.00)%	-	-
Australian statutory income tax rate	27.50%	-	-
Valuation allowance recognized with respect to the loss in the Australian company	(27.50)%	-	-
PRC statutory income tax rate	25.00%	25.00%	25.00%
Uncertain tax positions	25.00%	25.00%	-
Changes in valuation allowance for deferred tax asset	(25.00)%	(25.00)%	(25.00)%
Total tax rate	25.00%	25.00%	0.00%

As of December 31, 2017 and 2016, the Company’s subsidiaries had cumulative net operating loss carry-forwards of approximately $2,858,009 and $1,098,086, respectively, and will expire beginning in the year 2019. The Management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would not be realizable and this evidence outweighed the expectations that the Company would generate future taxable income. As such, deferred tax assets arise from net operating losses are fully allowed for the years ended. The valuation allowance of $640,504 and $257,984 was recorded as of December 31, 2017 and 2016.

The summary of cumulative net operating losses carried forward for the Company’s subsidiaries in different regions is as follows:

	For the Years Ended December 31,		For the Period from Inception (April 27, 2015) to December 31,	Expiration Beginning in the
	2017	2016	2015	Year
PRC Region	$1,964,000	$903,529	$147,286	2020
HK Region	875,122	194,557	1,733	Indefinitely
UK Region	1,000	-	-	2019
Australia Region	17,887	-	-	Indefinitely
Total cumulative net operating loss carry-forward	$2,858,009	$1,098,086	$149,019

Components of the Company’s net deferred tax assets are set forth below:

	December 31, 2017	December 31, 2016
Deferred tax assets:
Net operating loss carry-forwards	$640,504	$257,984
Total of deferred tax assets	640,504	257,984
Less: valuation allowance	(640,504)	(257,984)
Net deferred assets	$-	$-

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax position and recognized liabilities for uncertain tax positions for the years ended December 31, 2017 and 2016, and the period from inception (April 27, 2015) to December 31, 2015. This liability is included in Accrued expenses and other current liabilities on the Consolidated Balance Sheets.

The activity of the unrecognized tax benefits related to the Company’s uncertain tax positions is summarized as follows:

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016	For the Period from Inception (April 27, 2015) to December 31, 2015
Gross beginning balance	$783,382	$-	$-
Gross increase to tax positions in the current period	1,295,784	783,382	-
Gross increase to tax position in the prior period	-	-	-
Gross decrease to tax position in the prior period	-	-	-
Lapse of statute limitations	-	-	-
Gross ending balance	$2,079,166	$783,382	$-

There were no interests and penalties in relation to the Company uncertain tax positions for the fiscal years ended December 31, 2017 and 2016, and the period from inception (April 27, 2015) to December 31, 2015.

Note 12 - FINANCIAL INSTRUMENTS

Fair values

The Company’s financial instruments include cash and cash equivalents, transaction monetary assets held for clients, mark to market assets for open trading positions, net accounts receivable, prepaid expenses and other current assets, accounts payable, deposits payable, mark to market liabilities for open trading positions, accrued expenses and other current liabilities, advance from customers, and income tax payable. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

The following table summarizes the carrying values of the Company’s financial instruments:

	December 31, 2017	December 31, 2016
Cash and cash equivalents	$7,696,699	$4,224,237
Transaction monetary assets held for clients	12,522,240	885,964
Mark to market assets for open trading positions	241,336	40,720
Accounts receivable, net	411,070	1,700,318
Prepaid expenses and other current assets	498,736	304,495
Deposits payable	12,522,240	885,964
Mark to market liabilities for open trading positions	106,502	20,604
Other financial liabilities(i)	$2,637,032	$1,446,872

(i)	Accounts payable, accrued expenses and other current liabilities, advance from customers, and income tax payable.

The Company classifies its fair value measurements in accordance with the three level fair value hierarchy as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

Level 3 – Inputs that are not based on observable market data.

The financial assets and liabilities carried at fair value on a recurring basis at December 31, 2017 are as follows:

	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$7,696,699	$-	$-	$7,696,699
Transaction monetary assets held for clients	12,522,240	-	-	12,522,240
Mark to market assets for open trading positions	241,336	-	-	241,336
Total Financial Assets	$20,460,275	$-	$-	$20,460,275
Financial Liabilities
Deposits payable	$12,522,240	$-	$-	$12,522,240
Mark to market liabilities for open trading positions	106,502	-	-	106,502
Total Financial Liabilities	$12,628,742	$-	$-	$12,628,742

The financial assets and liabilities carried at fair value on a recurring basis at December 31, 2016 are as follows:

	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$4,224,237	$-	$-	$4,224,237
Transaction monetary assets held for clients	885,964	-	-	885,964
Mark to market assets for open trading positions	40,720	-	-	40,720
Total Financial Assets	$5,150,921	$-	$-	$5,150,921
Financial Liabilities
Deposits payable	885,964	-	-	885,964
Mark to market liabilities for open trading positions	20,604	-	-	20,604
Total Financial Liabilities	$906,568	$-	$-	$906,568

Interest rate and credit risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents, transaction monetary assets held for clients, mark to market assets for open trading positions, and net accounts receivable. The Company minimizes the interest rate and credit risk of cash by placing deposits with financial institutions located in Hong Kong and Mainland China. Credit risk of cash and cash equivalents is managed by depositing cash at global or PRC state-owned or renowned financial institutions where certain government regulations are in place to protect clients’ cash balances. Credit risk from transaction monetary assets held for clients and mark to market assets for open trading positions encompasses the default risk of forex trading transaction. Management believes that there is no significant credit risk arising from the Company’s financial instruments.

Financial assets past due

The following table provides information regarding the aging of financial assets that are past due, but which are not impaired at December 31, 2017:

	Less than 90 days	90 days to 1 year	Over 1 year	Carrying Value
Accounts receivable, net	$411,070	$-	$-	$411,070

The Company determines past due amounts by reference to terms agreed with individual clients. None of the net amounts outstanding have been challenged by the respective clients and the Company continues to conduct business with them on an ongoing basis and does not consider its current accounts receivable to be past due.

Note 13 - COMMITMENTS AND CONTINGENCIES

For the period from inception (April 27, 2015) to December 31, 2015, IIG, Ltd. provided office space to the Company free of charge.

On March 6, 2016, the Company entered into a lease agreement with Zumian Gong to lease a 410 square meters office space, located at No.8 Ronghua zhong Road, Beijing Economic and Technology Development Zone, Beijing City, PRC. The lease is valid from March 6, 2016 to March 5, 2019. According to the lease, the rent is RMB56,162 (approximately $8,000) per month.

On March 18, 2016 and June 3, 2016, the Company entered into a lease agreement and a supplementary lease agreement with Beijing Oriental Media Properties Limited, respectively, to lease a 479 square meters office space, located at Room 2605, 2606, and 2607, Block C Media Center, No.4 Guanghua Road, Chaoyang District, Beijing City, PRC. The lease is valid from April 1, 2016 to March 31, 2018. According to the lease, the rent is RMB161,620 (approximately $24,000) per month.

On March 25, 2016, the Company entered into a lease agreement with Beijing Jinqiao Lida investment consulting Co., Ltd to lease a 377 square meters office space, located at Room 2211 and 2212, East Tower, VanPalace, No.1 Jinghua South Street, Chaoyang District, Beijing City, PRC. The lease starts from March 25, 2016 with a term of nine months ended on December 24, 2016. According to the agreement, the rent is RMB48,000 (approximately $7,000) per month. On December 7, 2016, the Company renewed the lease agreement to extend the lease term for another six months with an increased rent of RMB50,000 (approximately $7,000) per month. On June 5, 2017, the Company renewed this lease agreement to extend the lease term for one year with no change in rent.

On April 15, 2016, the Company entered into a lease agreement with Beijing Terry Henderson real estate brokerage Co., Ltd. to lease a 187 square-meter office space, located at Room 2112, East Tower, VanPalace, No.1 Jinghua South Street, Chaoyang District, Beijing City, PRC. The lease starts from April 15, 2016 with a term of one year. According to the agreement, the rent is RMB25,000 (approximately $4,000) per month. On April 15, 2017, this lease agreement was renewed to extend the term for one year term with no change in rent.

On August 16, 2016, the Company entered into a lease agreement with Shulin Liu to lease a 124 square meters office space, located at Room 2103, Block 6, No.93 Jianguo Road, Chaoyang District, Beijing City, PRC. The lease starts from September 1, 2016 with a term of two years ending on August 31, 2018. According to the lease, the rent is RMB22,500 (approximately $3,000) per month.

From October 11, 2016 to August 1, 2017, the Company entered into twelve dormitories lease agreements for employees of AGM Beijing and AGM Nanjing, with total rent of RMB111,340 (approximately $16,000) per month. The terms of these lease agreements range from five months to one year. In the year ended December 31, 2017, lease associated with one of the dormitories has expired, and the Company renewed three of the dormitory lease agreements to extend the lease term for another year and the total rents after renewal were RMB106,050 (approximately $16,000) per month.

On November 15, 2016, the Company entered into a lease agreement with Gang Liu to lease a 186 square meters office space, located at Room 2111, East Tower, VanPalace, No.2 Guandongdian South Street, Chaoyang District, Beijing City, PRC. The lease starts from December 5, 2016 with a term of six months ended on June 4, 2017. According to the agreement, the rent is RMB27,500 (approximately $4,000) per month. On May 10, 2017, the Company renewed this lease agreement to extend the term for one year with no change in rent.

On November 28, 2017, the Company entered into a lease agreement with International Peaceful Interests Ltd. to lease an office space, located at Room 1904, 19/F Jubilee Center, 18 Fenwick St., 46 Gloucester Road, Wanchai, Hong Kong. The lease term is from December 8, 2017 to December 7, 2019. According to the agreement, the rent is HK$48,136 (approximately $6,000) per month.

In addition, the Company is committed to bearing the expenses of dormitories, which are leased for the Company’s employees.

Rent expense for the years ended December 31, 2017, 2016 and for the period from inception (April 27, 2015) to December 31, 2015 were $728,843 and $428,265 and $0, respectively. The Company has future minimum lease obligations as of December 31, 2017 as follows:

Commitment amount
Year of 2018	$452,547
Year of 2019	98,312
Year of 2020	-
Year of 2021	-
Year of 2022	-
Thereafter	-
Total	$550,859

Note 14 - SHAREHOLDERS’ EQUITY

The Company is authorized to issue 400,000,000 ordinary shares. 200,000,000 of the authorized shares have been designated as class A ordinary shares which confers upon the shareholder to right to one vote per share at a meeting of the shareholders of the Company or on any resolution of shareholders, equal share in any dividend paid by the Company, and an equal share in the distribution of the surplus assets of the Company on its liquidation. The remaining 200,000,000 authorized shares have been designated as class B ordinary shares which confers upon the shareholder to right to five votes per share at a meeting of the shareholders of the Company or on any resolution of shareholders. Shareholders of class B ordinary share in the Company shall not receive the right to any dividend paid by the Company or any distribution of the surplus assets of the Company in its liquidation.

On April 27, 2015, the Company issued 10,000 ordinary shares at $0.001 per share to its incorporator for a consideration of $10.

On December 28, 2016, a total of 8,100,000 class A shares were issued at $0.1 per share to eleven individuals and one company with cash proceeds of $380,000 received at the end of 2016 and the remaining cash proceeds of $430,000 received at the end of 2017.

On December 28, 2016, a total of 11,900,000 class A shares were issued at $0.099 per share to Firebull Holdings Limited, a related party of the Company, and four senior management members of the Company, Zhentao Jiang, Chengchun Zhang, Wenjie Tang and Yufeng Mi, with cash proceeds of $445,500 received at the end of 2016 and cash proceeds of $732,600 received at the end of 2017.

On December 28, 2016, a total of 11,900,000 class B shares were issued at $0.001 per share to Firebull Holdings Limited, a related party of the Company, and four senior management members of the Company, Zhentao Jiang, Chengchun Zhang, Wenjie Tang and Yufeng Mi, with cash proceeds of $4,500 received at the end of 2016 and cash proceeds of $7,400 received at the end of 2017.

As of December 31, 2017 and 2016, 20,010,000 shares of class A ordinary share and 11,900,000 shares of class B ordinary shares were issued and outstanding, respectively.

Note 15 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS AND SUPPLIERS

Customers

The Company did not conduct any operations nor generate any revenues in the period from inception (April 27, 2015) to December 31, 2015. For the years ended December 31, 2017 and 2016, customers accounting for 10% or more of the Company’s revenues were as follows:

	For the Years Ended December 31,
Customers	2017	2016
IIG Ltd.	18%	37%
A	15%	19%
B	10%	*	%
C	11%	*	%
D	11%	*	%
E	11%	-%

* Less than 10%

As of December 31, 2017, receivable balance from IIG Ltd. a related party of the Company, and four other customers accounted for 30%, 16%, 15%, 13% and 11%, respectively, of the total net accounts receivable from both related party and third parties. As of December 31, 2016, IIG Ltd. and two other customers accounted for 13%, 34%, and 27%, respectively, of the total net accounts receivable.

Suppliers

The Company did not conduct any operations nor make any purchase in the period from inception (April 27, 2015) to December 31, 2015. For the years ended December 31, 2017 and 2016, suppliers accounting for 10% or more of the Company’s purchases were as follows:

	For the Years Ended December 31,
Suppliers	2017	2016
A	10%	15%
B	10%	* %
C	21%	29%

* Less than 10%

As of December 31, 2017, one supplier accounted for 100% of the Company’s total current outstanding accounts payable. No supplier accounted for more than 10% of the Company’s accounts payable as of December 31, 2016.

Note 16 - SUBSEQUENT EVENTS

On March 30, 2018, the Company made repayment of RMB1,500,000 (approximately $231,000) to Wenjie Tang to settle portion of the loan from Wenjie Tang outstanding as of December 31, 2017.

