Form 20-F
period 2018-12-31
AGM GROUP HOLDINGS, INC.
filed 2019-05-15
CIK 1705402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

(Address of principal executive offices)

Wenjie Tang, Chief Executive Officer

+86-010-65020507

wj.tang@angaomeng.com

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.001 per share	AGMH	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,316,055 shares of Class A ordinary shares and 11,900,000 shares of Class B ordinary shares issued and outstanding as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Table of Contents

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “AGM Holdings” refer to:

●	AGM Group Holdings Inc., a British Virgin Islands company limited by shares (“AGM Holdings” when individually referenced);

●	AGM Technology Limited, a Hong Kong SAR limited company (“AGM HK” when individually referenced) and a wholly-owned subsidiary of AGM Holdings;

●	Shenzhen AnGaoMeng Financial Technology Service Co., Ltd. (“AGM Shenzhen”) (also referred to as 深圳安高盟金融科技服务有限公司 in China), a wholly foreign-owned enterprise (“WFOE”) formed under the laws of the People’s Republic of China (the “PRC”) and a wholly-owned subsidiary of AGM HK;

●	Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”) (also referred to as 北京安高盟科技服务有限公司 in China), a PRC company and a wholly-owned subsidiary of AGM Shenzhen;

●	Nanjing XinGaoMeng Software Technology Co., Ltd. (“AGM Nanjing”) (also referred to as 南京鑫高盟软件科技有限公司 in China), a PRC company and a wholly-owned subsidiary of AGM Shenzhen;

●	AGM Software Service LTD (“AGM Software”), a British Virgin Islands company limited by shares and a wholly-owned subsidiary of AGM Holdings;

●	AGMTrade UK LTD (“AGM UK”), a company incorporated under the law of England and Wales, limited by shares and a wholly-owned subsidiary of AGM Holdings;

●	AGM Trade Global PTY LTD (“AGM Australia”), an Australia company, limited by shares and a wholly-owned subsidiary of AGM Holdings;

●	AGMClub Service Limited (“AGMClub”), a Hong Kong SAR limited company and a wholly-owned subsidiary of AGM Holdings;

●	AGM Global Asset Management Limited. (“AGM Global”), a Cayman Islands limited company and a wholly-owned subsidiary of AGM Holdings; and

●	AGM Shenzhen, AGM Beijing, and AGM Nanjing are collectively referred to as “AGM PRC”.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2018 and 2017 were US $1.00 for RMB6.8764 and RMB6.5064, respectively. The average exchange rates for the years ended December 31, 2018, 2017 and 2016, were US $1.00 for RMB6.6164, RMB6.7570, and RMB6.6430, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

ii

Table of Contents

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.	Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations and comprehensive income (loss) data for the three years ended December 31, 2018, 2017 and 2016, and the selected consolidated balance sheets data as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Dividend per share in Renminbi and Shares outstanding)

	For the Year Ended December 31,
	2018	2017	2016
Statement of operation data:
Revenues, net	$5,112,520	$12,427,743	$6,882,843
Gross profit	$3,459,492	$9,079,062	$4,582,271
Operating expenses	$(5,828,338)	$(3,364,657)	$(2,131,566)
Income (loss) from operations	$(2,368,846)	$5,714,405	$2,450,705
Other non-operating income (expenses), net	$(12,836)	$6,022	$(1,752)
Provision for income taxes (benefits)	$595,421	$(1,300,894)	$(783,382)
Net income (loss) from continued operations	$(1,786,261)	$4,419,533	$1,665,571
Net income (loss) from discontinued operations	$(6,626,470)	$(519,642)	$684,577
Continued earnings (loss) per share, basic and diluted	$(0.09)	$0.22	$9.55
Discontinued earnings (loss) per share, basic and diluted	$(0.31)	$(0.03)	$3.93
Weighted average Ordinary Shares outstanding	20,951,074	20,010,000	174,384

Balance sheet data:
Current assets	$8,397,634	$21,542,318	$8,572,734
Total assets	$8,849,685	$24,746,076	$10,470,966
Current liabilities	$3,130,765	$16,628,159	$6,223,276
Total liabilities	$3,130,765	$16,628,159	$6,223,276
Total equity (deficit)	$5,718,920	$8,117,917	$4,247,690

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency for AGM Holdings, AGM HK, AGM Software, AGM UK, AGM Australia, AGMClub  and AGM Global is U.S. dollars, and functional currency for AGM Shenzhen, AGM Beijing and AGM Nanjing is Renminbi (“RMB”). Transactions which are denominated in currencies other than functional currency are converted into functional currency at the exchange rate at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than functional currency are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within ASC 830, “Foreign Currency Matters”. For those entities which use RMB as its functional currency, the financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

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

Period Ended	High Rate	Low Rate	Period End Rate	Average Rate
2016	6.9580	6.4480	6.9430	6.6400
2017	6.9575	6.4773	6.5063	6.7570
2018	6.9737	6.2649	6.8755	6.6146
January 2019	6.8708	6.6958	6.6958	6.7863
February 2019	6.7907	6.6822	6.6912	6.7367
March 2019	6.7381	6.6916	6.7112	6.7119
April 2019	6.7418	6.6870	6.7347	6.7161

As of May 10, 2019, the exchange rate was RMB 6.8217 to $1.00.

B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D. Risk Factors

Risks Related to Our Business and Industry

We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.

The software industry is developing rapidly. The regulatory framework for this market is also evolving and may remain uncertain for the foreseeable future. Potential users may have difficulty distinguishing our services from those of our competitors. Convincing potential new users of the value of our services is critical to the success of our business.

Our company was incorporated in April 27, 2015 and have a limited operating history. As our business develops or in response to competition, we may continue to introduce new features or make adjustments to our existing services and our business model. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations. It is therefore difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

●	navigate an evolving regulatory environment;

●	expand the user base;

●	broaden our services;

●	increase awareness of our brand and continue to develop customer loyalty;

●	enhance our risk management capabilities;

●	raise sufficient capital to sustain and expand our business;

●	attract, retain and motivate qualified personnel;

●	upgrade our technology to support additional research and development of new services;

●	improve our operational efficiency;

●	cultivate a vibrant online social trading system;

●	maintain the security of our platform and the confidentiality of the information provided and utilized across our platform;

●	attract, retain and motivate talented employees; and

●	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

If we fail to educate potential users about the value of our software, if the software market does not develop as we expect, or if we fail to address the needs of our target market, or other risks and challenges, our business and results of operations will be harmed.

We are dependent on our major customers for the majority of our revenues. The loss of one or more significant customers could adversely affect our financial condition, prospects and results of operations.

For the year ended December 31, 2018, our two largest customers collectively accounted for approximately 43% of total revenues. For the year ended December 31, 2017, our two largest customers collectively accounted for approximately 33% of total revenues, respectively. If we were to lose any key alliances over a relatively short period of time or if one of our largest customers fails to pay or delays in paying a significant amount of our outstanding receivables, we could experience an adverse impact on our business, financial condition, results of operations, cash flows and prospects. Additionally, changes in ownership of our customers may result in the loss of, or reduction in, business from those customers, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We are dependent on a limited number of suppliers, and delays in deliveries or increases in the cost could harm our business, results of operations and financial condition.

Our ability to meet our customers’ demand for our service depends upon obtaining adequate supplies on a timely basis. We have established relationships with a limited number of suppliers. For the year ended December 31, 2018, our three largest suppliers collectively accounted for approximately 44% of total cost. For the year ended December 31, 2017, our three largest suppliers collectively accounted for approximately 41% of total cost. Should any of our current suppliers be unable to deliver their service or otherwise fail to deliver in a timely manner and at acceptable prices and quality, we would have to identify and quality replacements from alternative sources of supply. However, the process of qualifying new suppliers for complex components is also lengthy and could have a material adverse effect on our business, financial condition and results of operations. Additionally, increase in costs may adversely impact demand for our services or the results of our business operations.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

The software industry is characterized by rapidly changing technology, evolving industry standards, new service introductions and changing customer demands. Furthermore, our competitors are constantly developing innovations in online marketing, communications, social networking and other services to enhance users’ online experience. We continue to invest significant resources in our infrastructure, research and development and other areas in order to introduce more content and enhance our existing services that will attract more users to our software. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain existing clients, attract new clients or broaden our market, our business and results of operations will be adversely affected.

We intend to continue to dedicate significant resources to our user acquisition efforts, including establishing new acquisition channels, particularly as we continue to grow and introduce new services. The overall number of users may be affected by several factors, including our brand recognition and reputation, the effectiveness of our risk control, the efficiency of our platform, the macroeconomic environment and other factors. Currently, we promote our brand through direct communications with schools and learning centers. However, we do we have sufficient human resource to market our services, which will result in an increase in operation cost. If we are unable to broaden our market or attract new users, or if the existing users do not continue to use our software, we might be unable to increase our revenues as we expect, and our business and results of operations may be adversely affected.

If we do not compete effectively, our results of operations could be harmed.

The market of software is in rapid growth due to rapid growth of actual and predicted demand. The market, thus, has become more competitive. For our commodity trading platform, we compete with traditional financial institutions and other online trading platforms. For our education software, we compete with schools and learning centers and online education programs. Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Our competitors may be better at developing new services, offering more attractive investment returns or lower fees, responding faster to new technologies and undertaking more extensive and effective marketing campaigns. In response to competition and in order to grow or maintain the client base, we may have to offer more content and features in the software or charge lower fees, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our service could stagnate or substantially decline, we could experience reduced revenues or our services could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

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

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have purchased and registered with the National Copyright Administration of PRC certain copyrights. See “Item 4. Information on the Company – Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

We believe our success depends on the efforts and talent of our employees, including software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

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

Failure to successfully complete any business acquisition may materially affect our results of operation.

Because we no longer engage in and does not expect to generate any revenue from the forex trading brokerage business, we plan to acquire other businesses that could potentially complement our existing business activities. There is no assurance at this point, however, that such plan will be executed or any acquisition will be completed. Failure to complete such acquisition could materially affect our future financial performance.

Risks Related to Doing Business in China

The PRC laws and regulations governing the Company’s business operations are sometimes vague and uncertain. Any changes in such PRC laws and regulations as well as in the PRC economic, political, and social conditions may have a material and adverse effect on the PRC economy, and in turn the Company’s business.

There are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations, including but not limited to the laws and regulations governing the Company’s business, or the enforcement and performance of the Company’s arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy, and criminal proceedings. The Company and any future subsidiaries are considered foreign persons or foreign funded enterprises under the PRC laws, and as a result, the Company is required to comply with the PRC laws and regulations. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

Substantially all of our business operations and R&D are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. We voluntarily ceased our forex trading brokerage business and suspended all activities on AGMTrade to ensure compliance with PRC laws, regulations and policies. While we do not foresee our business will be further restricted or affected by the PRC laws and regulations, we may need to further revise our business model to remain compliant. If any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

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

Fluctuations in exchange rates could result in foreign currency exchange losses.

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

We have not filed SAFE Circular 37 reports on behalf of our shareholders who are PRC residents before. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, it is unclear how SAFE Circular 37 and the 2015 Notice, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

The regulation of Internet website operators in China is subject to interpretation, and our operation of online trading platform and education programs could be harmed if we are deemed to have violated applicable laws and regulations.

The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the MIIT, and the possibility of adopting new laws or regulations have created significant uncertainties regarding the legality of the businesses and activities of Chinese companies with Internet operations. In particular, according to the Internet Information Services Administrative Measures promulgated by the State Council on September 25, 2000, the activities of Internet content providers are regulated by various Chinese governmental authorities, including, the MOE, the State Administration of Radio, Film and Television, the General Administration of Press and Publication, or GAPP, and the Ministry of Culture, or MOC, depending on the specific activities conducted by the Internet content provider. In addition, MIIT promulgated a notice titled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services” on July 13, 2006, which prohibits PRC Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to foreign investors. The notice states that PRC Internet content providers (or their shareholders) should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites and a PRC Internet content provider’s failure to comply with the notice by November 1, 2006 may result in revocation of its ICP license.

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

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of our ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. See “Item 4. Information on the Company – Regulation — Regulations on Tax.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of our ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares by such investors are subject to PRC tax, the value of your investment in our ordinary shares may decline significantly.

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

Under our memorandum and articles of association, we are authorized to issue 200,000,000 Class A Ordinary Shares of $0.001 par value per share and 200,000,000 Class B Ordinary Shares of $0.001 par value per share. As of the date of this report, there are 21,316,055 Class A Ordinary Shares and 11,900,000 Class B Ordinary Shares issued and outstanding. Each of our Class B Ordinary Shares has five (5) votes per share, and each of our Class A Ordinary Shares has one (1) vote per share. Because of the five-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, the holders of our Class B Ordinary Shares collectively control a majority of the combined voting power of our ordinary shares and therefore are able to control all matters submitted to our shareholders for approval even when the shares of Class B Ordinary Shares represent a minority of all outstanding shares of our Class A Ordinary Shares and Class B Ordinary Shares. These holders of our Class B Ordinary Shares may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The directors and executive officers beneficially own a majority of the outstanding Class A Ordinary Shares and all of the outstanding Class B Ordinary Shares as of the date hereof. As of the date of this report, our directors and executive officers directly and indirectly hold an aggregate of approximately 89.60% of the combined voting power. Our directors and executive officers have voting and dispositive power of all outstanding Class B Ordinary Shares. Mr. Zhentao Jiang, our chairman of the board, holds approximately 49.99% of the combined voting power. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sales of our company and might ultimately affect the market price of our Class A Ordinary Shares.

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

Item 4.	Information on the Company

A. History and Development of the Company

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

Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”) was incorporated on November 13, 2015 in Beijing under the laws of the People’s Republic of China. AGM Beijing’s registered capital is RMB5,000,000. Through equity transfers, AGM Beijing is a wholly-owned subsidiary of AGM Shenzhen and its principal activities include software design, technology transfer, technology consulting, technology promotion and data processing AGM Beijing holds an ICP filing for our online trading platform and education programs. AGM Beijing was incorporated in Beijing because almost all of our employees were and still are located in Beijing. In order to comply with the PRC law regarding employee’s social benefits, which are regulated separately in each city or province, it is more practical for us to locate our office in Beijing so that we can pay for the employees’ social benefits with the local government agency.

Nanjing XinGaoMeng Software Technology Co., Ltd. (“AGM Nanjing”) was incorporated on September 28, 2016 in Nanjing under the laws of the People’s Republic of China. AGM Nanjing’s registered capital is RMB1,000,000. Through equity transfers, AGM Nanjing is a wholly-owned subsidiary of AGM Shenzhen and its principal activities include software design, technology transfer, technology consulting, technology promotion and data processing. AGM Nanjing was incorporated in Nanjing because Nanjing is geographically in the Yangtze River Delta and is close to Shanghai. We plan to expand our services to the market in the Yangtze River Delta through AGM Nanjing.

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

On May 24, 2018, AGM Holdings completed the acquisition of 100% of the equity of AGM Global Asset Management Limited (“AGM Global”), under the law of Cayman Islands. AGM Global is a wholly-owned subsidiary of AGM Holdings and its primary activity is to provide online marketing on a global scale, especially the greater China area.

B. Business Overview

Incorporated on April 27, 2015, under the laws of the British Virgin Islands (“BVI”), we see ourselves as a financial technology company and financial solutions provider, focused on delivering innovative trading platform solutions and technologies that enable brokers and institutional clients to have a better user experience. We strive to become a one-stop solution provider that focuses on providing financial technology service to brokers and institutional clients. We are currently primarily engaged in two core businesses: (i) software development of online trading platform application and computer program technical support and solution service; and (ii) online financial education program. As a group, we integrate innovations with high-quality services. We see ourselves as a financial technology company and financial solutions provider, focused on delivering innovative solutions and technologies that enable individuals and institutional clients to get better user experience.

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

We have a total of 26 full-time employees supporting in five departments. We have 15 employees in the Research and Development Department, which is the core of our innovation and business. Research and Development Department is supported by the 1 employee from the Finance Department and 3 employees from the Human Resource and Administration Department. Additionally, all of our services are marketed and promulgated through our Operation Department, which is consisted of 3 employees in the marketing group, 3 employees in the transaction group, 14 employees in the risk management group and 5 employees in the business group.

We promote our brand through direct communications with potential clients and referrals. In addition, we tailor our services to meet the needs of our clients and provide them with competitive pricing to establish long-term business relationships. We take pride in the cutting-edge technology and superb quality of our services.

Our Core Services

We are currently developing a commodity trading software to be launched in September 2019. We aim to offer to small and medium sized financial institutions in China with solutions that could enhance the efficiency of their trading systems. We have conducted trials among a small group of users and are improving the software based on the feedbacks. We plan to charge subscription fee for our future trading software.

We also provide online education services through our subsidiaries, AGM HK and AGM Beijing. Our targeted users are those who would like to learn basic finance knowledge, especially in trading financial instruments and in trading markets. Users can access contents created by our team members and third-party content providers. We also provide trading simulator, offering users with real-time practice environment. We charge a subscription fee for using our online education. We also generate revenue by hosting contests and uploading content sponsored by financial institutes.

Discontinued Business

Forex trading brokerage business

Prior to September 5, 2018, we owned 100% equity interest in AGM Group Ltd. (“AGM Belize”), a Belize corporation, through which we engaged in the forex trading brokerage service with a license provided by the International Financial Services Commission of Belize (“IFSC”) under the license number IFSC/60/448/FX/17 (the “IFSC License”). AGM Belize also provided its users with trading in spot precious metals and spot oil as these commodities are conventionally categorized as spot forex. AGM Belize also operated a social trading network platform under AGMTrade, on which users were able to participate in various trading programs through brokerage services offered by AGM Belize.

Aggregate revenue generated from AGM Belize’s services accounted for approximately 2.5% (1.5% of change from 1% due to reclassification) and 11% (including service of 6% and trading of 5%) of the Company’s total revenue in fiscal years ended December 31, 2017 and 2016, respectively. AGM Belize held approximately $15.9 million in assets (including approximately $12.5 million categorized as transaction monetary assets held for clients) and $14.2 million in liabilities (including approximately $12.5 million categorized as deposits payable, which offset the total transaction monetary assets held for clients) as of December 31, 2017. AGM Belize’s assets and liabilities consisted of approximately 64% and 85% of the Company’s total assets and liabilities, respectively, with customers deposits consisting of the majority of such.

Recently, the central government of the People’s Republic of China initiated a certain policy change that would no longer support our forex-trading related business. In addition, the access to certain accounts holding the deposits payable have been restricted by local regulators due to this policy change. In order to ensure compliance with PRC laws, regulations and policies, the Company voluntarily ceased its forex trading brokerage business and suspended such activities on AGMTrade, a social network platform operated by other subsidiaries of the Company, as they would fall within the scope of the government initiative.

We have been closely monitoring the development of the matter and have been actively working with representatives of the Beijing government to resolve all issues arising from the ceased operation and those relating to the transaction monetary assets held for its customers. We are currently liable for any outstanding customers deposits payable, as there can be no assurance that we will be given access to those accounts in the near future. Such financial obligation may have a material adverse effect on our future results of operations and future development of our business.

On September 5, 2018, we and our Chairman, Zhentao Jiang, entered into an equity acquisition agreement pursuant to which we agreed to sell to Jiang a 90% equity interest in AGM Belize for $450,000, which is 90% of AGM Belize’s estimated value of $500,000. The transaction has been duly authorized by our shareholders, audit committee and the board of directors, and has been approved by the Belize Registry and The Nasdaq Stock Market LLC. Upon consummation of the Transaction, we maintain a 10% equity interest in AGM Belize to continue to hold the IFSC License.

As a result, we no longer engage in and does not expect to generate any revenue from the forex trading brokerage business, including AGMTrade.

Online Forex Trading Service

Prior to September 2018, we, through AGM Belize, hold licenses to a core trading platform known as the MetaTrader, which is the most widely-used platform for trading forex, analyzing financial markets and using automatic programing tools.

Due to the same legal compliance reasons, we have discontinued the online forex trading service since September 2018.

Aggregate revenue generated from online trading services accounted for 91%, 97.5% (1.5% of change from 99% due to reclassification) and 89% of all the total revenue in fiscal year 2018, 2017 and 2016, respectively.

Sales Channels and Long Term Opportunities

Due to our limited operating history, we have not developed a comprehensive marketing strategy. Currently, we are marketing our services through direct communication with potential clients. We believe word-of-mouth is an especially effective marketing tool for our professional services. To further promote our brand, we also take advantage of the Internet, through which we introduce basic services information, market research and updates to our clients. We plan to invest in marketing to promote our brand and acquire more customers. We expect that our long-term opportunities will develop as we emphasize on marketing and signing new clients.

Customers and Suppliers

Customers

Our main clients are institutional clients. We consider our major customers to be those customers that accounted for more than 10% of sales revenue. We had three such customers during the fiscal year ended December 31, 2018, which were Rising International Management Company Limited, IIG Ltd. and Dalian Aoyuan Electronics Co., Ltd. We had six such customers during the fiscal year ended December 31, 2017, which were IIG Ltd., Rising International Management Company Limited, HK Diansheng Investment Management Ltd., ISR Trading Limited, Magellan Holdings Limited, and Allrun Electronics Co., Ltd.

Taking IIG Ltd. as an example, in the Technology Service Agreement between AGM HK (the “Licensor”) and IIG Ltd. (the “Licensee”), dated December 25, 2017,

●	The Licensor will provide Technology White Label Services, which may include MT4 softwares, Liquidity Bridge, Plugin, Web Services, API, Binary Option MT4 Plugin, Web Trading Terminal, Mobile Trading Terminal, Web-based Social Trading Terminal, Signal and Data Service and Customer Support to the Licensee, including all written or electronic documentation, user manuals and other documents pertaining to Licensor Technology White Label.

●	The Licensor will provide installation, debugging, operation and maintenance of server and application program, training and support of certain service component.

●	The service component shall be delivered in electronic form as program installation files, to be downloaded by the Licensee via the Internet.

●	The Licensor does not provide services of an Internet provider. It shall not be held liable for any Internet communication or equipment failure, delays in reporting of transactions in accounting books or other confirmation or any faults in electric circuits.

●	The Licensor shall not be liable for any legal actions or claims of the Licensee’s customers arising from the operation or the use of the Core Trading Platform or the Expert Advisors.

●	The Licensee agrees to pay service fees.

●	The Licensee agrees to follow the guideline provided by the Licensor on the proper use of the components and shall not engage in illegal activities.

For the years ended December 31, 2018 and 2017, customers accounting for 10% or more of the Company’s net revenues were as follows:

	For the Years Ended December 31,
Customers	2018	2017
IIG Ltd.	24%	18%
Dalian Aoyuan Electronics Co., Ltd. fka Allrun Electronics Co., Ltd	19%	11%
Rising International Management Company Limited	19%	15%
HK Diansheng Investment Management Ltd.	*	10%
ISR Trading Limited	*	11%
Magellan Holdings Limited	*	11%

*	Less than 10%

Suppliers

We consider our major supplier to be those suppliers that accounted for more than 10% of overall purchasing. We had two such suppliers during the fiscal year ended December 31, 2018, which were Yuenyu Industry Technology Co. Limited, Kaisheng Yin, and Dong Yi.

We had three such suppliers during the fiscal years ended December 31, 2017, which were Yuenyu Industry Technology Co. Limited, Kaisheng Yin, and Dong Yi.

Taking Yuenyu Industry Technology Co. Limited as an example, in the MT4 MT5 Software Platform Maintenance and Technology License Agreement between AGM HK (the “Licensee”) and Yuenyu Industry Technology Co. Limited (the “Lisensor”), dated December 12, 2017,

●	The Licensor will provide Technology White Label Services, which may include MT4 software, Liquidity Bridge, Plugin, Web Services, API, Binary Option MT4 Plugin, Web Trading Terminal, Mobile Trading Terminal, Web-based Social Trading Terminal, Signal and Data Service and Customer Support to the Licensee, including all written or electronic documentation, user manuals and other documents pertaining to Licensor Technology White Label.

●	The Licensor will provide installation, debugging, operation and maintenance of server and application program, training and support of certain service component.

●	The service component shall be delivered in electronic form as program installation files, to be downloaded by the Licensee via the Internet.

●	The Licensor does not provide services of an Internet provider. It shall not be held liable for any Internet communication or equipment failure, delays in reporting of transactions in accounting books or other confirmation or any faults in electric circuits.

●	The Licensor shall not be liable for any legal actions or claims of the Licensee’s customers arising from the operation or the use of the Core Trading Platform or the Expert Advisors.

●	The Licensee agrees to pay service fees.

●	The Licensee agrees to follow the guideline provided by the Licensor on the proper use of the components and shall not engage in illegal activities.

For the years ended December 31, 2018 and 2017, suppliers accounting for 10% or more of the Company’s purchases were as follows:

	For the Years Ended December 31,
Suppliers	2018	2017
Kaisheng Yin	*	10%
Dong Yi	10%	10%
Yuenyu Industry Technology Co., Ltd.	15%	21%

*	Less than 10%

Employees

As of December 31, 2018, we have a total of 26 full-time employees supporting in the following departments:

Department	Number of Employees	% of Total
Software and Technology Department	15	58%
Administration Department	4	15%
Accounting Department	3	12%
Product Development Department	4	15%
Total	26

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As required by regulations in China, we participate in various employee social security plans that are organized by local governments. We pay social insurance for 23 of the 26 full time employees, covering housing fund and all five types of social insurance, including pension, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance. All monthly payments were made on time. The rest 3 employees have their social benefits paid elsewhere and do not want to transfer their already paid social benefits to AGM Beijing or AGM Nanjing.

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

Regulations on Intellectual Property Rights

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

Regulations on Dividend Distributions

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

C. Organizational structure.

Below is a chart illustrating our corporate structure:

D. Property, Plant and Equipment

Intellectual Property

We rely on our software copyrights to protect our domestic business interests and ensure our competitive position in our industry.

Copyrights

The software copyrights we hold are as follows:

No.	Copyright Name	Start Date	Expiry Date (50 year)	Owner
1	Management Supporting System	December 7, 2016	December 6, 2066	AGM Beijing
2	User Office Management Software	December 7, 2016	December 6, 2066	AGM Beijing
3	Multi Account Trading System	December 30, 2016	December 29, 2066	AGM Beijing
4	MTK Club Management System	October 16, 2017	October 15, 2067	AGM Nanjing
5	MTK Office Management System	October 16, 2017	October 15, 2067	AGM Nanjing
6	MTK Multi Trading Commissions System	October 16, 2017	October 15, 2067	AGM Nanjing

	December 31, 2018	December 31, 2017
Management Supporting System	$-	$626,717
User Office Management Software	$-	567,029
Multi Account Trading System	$-	686,404
MTK Club Management System	$-	534,858
MTK Multi Trading Commissions System	$-	560,986
MTK Office Management System	$-	353,498
AGM domain name	$14.800	14,800
Total intangible assets	$14.800	3,344,292
Less: accumulated amortization	$(1.727)	(240,164)
Total intangible assets, net	$13,073	$3,104,128

For the fiscal years ended December 31, 2018 and 2017, amortization expenses amounted to $328,983, and $216,180, respectively.

Due to Chinese legal compliance, we have discontinued our foreign exchange business. It is estimated that the future cash flow conversion will be much smaller than the intangible assets book value. Therefore, all intangible assets are zero as of December 31, 2018.

Domain

The domain we hold are as follows:

No.	Domain Name	Owner
1	www.agmtrade.com	AGM Beijing
2	www.agm18.com	AGM Beijing
3	www.51agm.com	AGM Beijing
4	www.agmfx.cn	AGM Beijing
5	www.agmtrade.cn	AGM Beijing
6	www.agmfx.com.cn	AGM Beijing
7	www.agmtrade.com.cn	AGM Beijing
8	www.angaomeng.com	AGM Beijing
9	www.agmgroup.com	AGM Holdings

Property and Equipment

As of December 31, 2018 and 2017, property and equipment consisted of the following:

	December 31, 2018	December 31, 2017
Electronic equipment	$174,444	$128,857
Office equipment	$15,240	$13,152
Total property and equipment	$189,684	$142,009
Less: accumulated depreciation	$(91,751	$(42,379)
Total property and equipment, net	$97,933	$99,630

Depreciation expenses for the fiscal years ended December 31, 2018 and 2017 were $53,697 and $30,349, respectively. There was no impairment recorded for these property and equipment for the years ended December 31, 2018 and 2017.

Lease commitments

As of December 31, 2018, our lease commitment consisted of the following

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

On November 15, 2016, the Company entered into a lease agreement with Gang Liu to lease a 186 square meters office space, located at Room 2111, East Tower, VanPalace, No. 1 Jinghua Street, Chaoyang District, Beijing City, PRC. The lease starts from December 5, 2016 with a term of six months ended on June 4, 2017. According to the agreement, the rent is RMB27,500 (approximately $4,000) per month. On May 10, 2017, the Company renewed this lease agreement to extend the term for one year with no change in rent.

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

Rent expense for the years ended December 31, 2018 and 2017 were $447,363 and $728,843, respectively. The Company has future minimum lease obligations as of December 31, 2018 as follows:

Commitment amount
Year of 2019	$92,386
Year of 2020	-
Year of 2021	-
Year of 2022	-
Year of 2023	-
Thereafter	-
Total	$92,386

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A.	Operating Results.

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

Online Trading and Computer Support Service generates 91% and 97.5% (1.5% of change from 99% due to reclassification) of all the total revenue in fiscal year 2018 and 2017, respectively. Under this business line, we provide services of two sub-types: computer program technical support and solution services and trading platform application services. The former mainly includes website maintaining and software developing focusing on database analysis and monitoring.

Prior to September 5, 2018, AGM Belize engaged in the forex trading brokerage service with a license provided by the International Financial Services Commission of Belize (“IFSC”) under the license number IFSC/60/448/FX/17 (the “IFSC License”). It also provided its users with trading in spot precious metals and spot oil as these commodities are conventionally categorized as spot forex. The Company also operated a social trading network platform under AGMTrade, on which users were able to participate in various trading programs through brokerage services offered by AGM Belize. In September 2018, the central government of the People’s Republic of China initiated a certain policy change that would no longer support our forex-trading related business. In addition, the access to certain accounts holding the deposits payable have been restricted by local regulators due to this policy change. In order to ensure compliance with PRC laws, regulations and policies, the Company voluntarily ceased its forex trading brokerage business and suspended such activities on AGMTrade, a social network platform operated by other subsidiaries of the Company, as they would fall within the scope of the government initiative.

Upon the equity transfer agreement dated September 5, 2018, AGM Belize has ceased to be a wholly-owned subsidiaries of the Company. Additionally, the Company has ceased to provide forex trading brokerage business. As a result, the Company’s current shareholders will no longer benefit from any increase in the value, nor will they bear the risk of any decrease in the value, of the forex trading brokerage business. The Company will also continue to operate its (i) Online Trading and Computer Support Service and (ii) program trading application technology and management service. In addition, the Company has been actively exploring new business lines and revenue streams through its investment in new business initiatives and potential merger and acquisition opportunities.

We are also developing a commodity trading software to be launched in September 2019. We aim to offer to small and medium sized financial institutions in China with solutions that could enhance the efficiency of their trading systems. We have conducted trials among a small group of users and are improving the software based on the feedbacks. We plan to charge subscription fee for our future trading software.

We plan to expand our existing Online Trading and Computer Support Service by offering a new back-office management system for private equity firms and family offices.

In the original software service field, we retained the core team and concentrated on developing software and related services for futures trading in China. It is expected that the formal marketing and sales plan will officially begin in September 2019, because we need to complete futures software before this. Server deployment and debugging of related systems, as well as feedback on the first round of small-scale trial customers, and a formal promotion plan based on feedback. At the same time, we are preparing to launch financial training network services after June 2019. This part of the service will face the primary users and help them improve their basic trading software and financial market knowledge. This part of the charging model is currently an advertising model, which means that we will carry out service advertising business of other financial institutions on our education service website.

Recent Development

Recently, the central government of the People’s Republic of China initiated a certain policy change that would no longer support our forex-trading related business. In addition, the access to certain accounts holding the deposits payable have been restricted by local regulators due to this policy change. In order to ensure compliance with PRC laws, regulations and policies, the Company voluntarily ceased its forex trading brokerage business and suspended such activities on AGMTrade, a social network platform operated by other subsidiaries of the Company, as they would fall within the scope of the government initiative.

We have been closely monitoring the development of the matter and have been actively working with representatives of the Beijing government to resolve all issues arising from the ceased operation and those relating to the transaction monetary assets held for its customers. We are currently liable for any outstanding customers deposits payable, as there can be no assurance that we will be given access to those accounts in the near future. Such financial obligation may have a material adverse effect on our future results of operations and future development of our business.

On September 5, 2018, we and our Chairman, Zhentao Jiang, entered into an equity acquisition agreement pursuant to which we agreed to sell to Jiang a 90% equity interest in AGM Belize for $450,000, which is 90% of AGM Belize’s estimated value of $500,000. The transaction has been duly authorized by our shareholders, audit committee and the board of directors, and has been approved by the Belize Registry and The Nasdaq Stock Market LLC. Upon consummation of the Transaction, we maintain a 10% equity interest in AGM Belize to continue to hold the IFSC License.

As a result, we no longer engage in and does not expect to generate any revenue from the forex trading brokerage business, including AGMTrade. In addition to Company’s current business, the Company plans to acquire other businesses that could potentially complement Company’s existing business activities. There is no assurance at this point, however, that such plan will be executed or any acquisition will be completed.

Revenue

We are primarily engaged in two core businesses: (i) online trading platform application and computer program technical support and solution service (“Online Trading and Computer Support Service”); and (ii) program trading application technology and management service. We provide Online Trading and Computer Support Service and program trading application technology and management service through our subsidiaries AGM HK, AGM Beijing and AGM Nanjing.

(i)	Online Trading and Computer Support Service

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

(ii)	Program trading application technology and management service

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

Our services are also available to the users on their mobile devices. Users can download the Core Trading Platform’s mobile application, search our brand name under “AGM Group” and have access to our trading environment and instruments.

Our business, a substantial majority of which is composed of our Online Trading and Computer Support Service, is not subject to PRC foreign investment and ownership restrictions. Substantially all of our business operations and research and development are conducted in the China. Also, substantially all of our employees are located in China.

Costs and Expenses

We primarily incur the following costs and expenses:

Costs of revenues. Our cost of revenues consists primarily of the salaries, payroll taxes and employee benefit costs of our technology and management services associate and other operations personnel. Cost of revenues also includes direct information technology costs and facilities support costs directly related to our services.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of compensation expense for our corporate staff and personnel supporting our corporate staff, marketing costs, office supplies, welfare expenses, training expenses, professional fees (including consulting, audit and legal fees), travel and business hospitality expenses. Selling, general and administrative expenses also includes depreciation and amortization expenses. We record property and equipment at cost and calculate depreciation using the straight-line method over the estimated useful lives of our assets, which generally range from three to five years.

Research and development expenses. Research and development expenses consist primarily of compensation expense for our staff in research and development teams, including the salaries, payroll taxes, employee benefit costs and facilities support costs related to our research and development.

Bad debt expenses. Based on our periodic review of accounts receivable balances, we adjusted the allowance for doubtful accounts after considering management’s evaluation of the collectability of individual receivable balances, including the analysis of subsequent collections, the customers’ collection history, the write off of uncollectible receivables against the existing reserve, and recent economic events.

Results of Operations

	For the Years Ended December 31,
	2018	2017	2016
Service revenues, net	$3,871,812	$10,256,905	$4,161,907
Service revenues - related party	1,240,708	2,170,838	2,720,936
Total revenues, net	5,112,520	12,427,743	6,882,843
Cost of revenue	1,653,028	3,348,681	2,300,572

Gross profit	3,459,492	9,079,062	4,582,271

Gross margin	68%	73%	67%

Operating expenses
Selling, general and administrative expenses	3,876,872	2,931,469	1,842,079
Research and development expenses	1,028,249	398,188	289,487
Bad debt expenses	923,217	35,000	-

Total operating expenses	5,828,846	3,364,657	2,131,566

(Loss) income from operations	(2,368,846)	5,714,405	2,450,705

Other income (expense)
Other income	534,246	19,358	599
Other expense	(511,908)	(13,336)	(2,351)
Loss on equity method investment	(35,174)	-	-

Total other income (expense)	(12,836)	6,022	(1,752)

Income before provision of income taxes	(2,381,682)	5,720,427	(2,448,953)
Provision for income taxes	(595,421)	1,300,894	783,382

Net (loss) income from continued operation	(1,786,261)	4,419,533	$1,665,571

Discontinued operation
(Loss) gain from discontinued operation, net of income tax	(11,698,538)	(519,642)	684,577
Gain from sale of discontinued operation, net of income tax	5,072,068	-	-
Loss from discontinued operation, net of income tax	(6,626,470)	(519,642)	684,577

Net (loss) income	$(8,412,731)	$3,899,891	2,350,148

Our total revenues decreased by approximately $7,114,000 or 58%, from approximately $12,427,000 in fiscal 2017 to $5,113,000 in fiscal 2018. Our total revenues – third parties decreased by $6,385,000 or 62%, from approximately $10,257,000 in fiscal 2017 to $3,872,000 in fiscal 2018. Our total revenues – related parties decreased by $930,000 or 43%, from approximately $2,171,000 in fiscal 2017 to $1,241,000 in fiscal 2018.

Our total revenues increased by approximately $5,545,000 or 78%, from approximately $6,883,000 in fiscal 2016 to $12,427,000 in fiscal 2017. Our total revenues – third parties increased by $6,095,000 or 146%, from approximately $4,162,000 in fiscal 2016 to $10,257,000 in fiscal 2017, offset by a decreased in total revenues – related parties of $551,000 or 20%, from approximately $2,721,000 in fiscal 2016 to $2,171,000 in fiscal 2017.

Cost of Revenues and Gross Margin

Costs of revenues primarily include cost of direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenues decreased by approximately $1,494,000 or 47%, from $3,349,000 in fiscal year 2017 to $1,653,000 for the fiscal 2018. The decrease of cost of revenue was primarily attributable to in line with decrease of revenues. Gross margin for fiscal 2018 was 68%, as compared to 73% for fiscal 2017. The decreased in gross margin was primarily due to higher cost in the salaries, payroll taxes and employee benefit costs of our technology and management services.

Cost of revenues increased by approximately $1,048,000 or 46%, from $2,301,000 in fiscal year 2016 to $3,349,000 for the fiscal 2017. The increase of cost of revenue was primarily attributable to the expansion of company operation in fiscal 2017 and is in line with increase of revenues. Gross margin for fiscal 2017 was 73%, as compared to 67% for fiscal 2016. The increased in gross margin was primarily due to higher revenue resulted from the improvement in the efficient operation and management of our business to grow the Company’s revenue with lower cost consumption particularly in employee compensation and lease expense.

Selling, General and Administrative expenses

Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses approximately $3,877,000 in fiscal 2018 and $2,931,000 for the fiscal 2017, an increase of $945,000, or 32%, from December 31, 2017 to December 31, 2018. Selling, general and administrative expenses were $2,931,000 for the year of 2017, an increase of $1,089,000, or 59% from December 31, 2016 to December 31, 2017. The increase in selling, general and administrative expenses was primarily due to increase in payroll expense, professional service and consulting fees, depreciation and amortization expenses, and advertising and marketing expenses, reflecting the increased number of employees required to expand our business, and increase in regulatory compliance, auditing and filing. We also launched promotion and marketing activities in fiscal 2018 in an effort to further expand the market.

Research and Development Expenses

We incurred approximately $1,028,000 in research and development expenses in fiscal 2018, compared to $398,000 in fiscal 2017. Research and development expenses increased by approximately $630,000, or 158%, for fiscal 2018 compared to fiscal 2017. We incurred approximately $398,000 in research and development expenses in fiscal 2017, compared to $289,000 in fiscal 2016. Research and development expenses increased by approximately $109,000, or 38%, for fiscal 2017 compared to fiscal 2016. The increase was primarily due to the hiring of additional research and development staff due to the increased number of projects and project size expansion.

Bad debt expense

We incurred approximately was $923,000 in bad debt expense in fiscal 2018, as compared to $35,000 in fiscal 2017, an increase of $888,000. We did not record bad debt expense in fiscal 2016.

Income (loss) from operations

As a result of the factors described above, operating loss was approximately $2,369,000 for fiscal 2018, compared to operating income was approximately $5,714,000 for fiscal 2017, an increase in operating loss of $8,083,000, or 141%. We have an increase in operating income of $3,267,000, or 133%, for fiscal 2017, from $2,451,000 for fiscal 2016 to $5,714,000 for fiscal 2017.

Other income (expenses)

For fiscal 2018, other expense, net of other income, were approximately $13,000, compared to other income, net of other expenses, were approximately $6,000 for fiscal 2017, a change of $19,000. The increase of other expense was primarily attributable to an increase of approximately $499,000 for layoff funds reflecting our downsized business categories and an increase expense of $35,000 incurred in the 2018 periods related to our equity method investment, offset by an increase of $514,888 in other income due to gain on foreign currency transactions. For fiscal 2017, other income, net of other expense, were approximately $6,000, compared to other expenses, net of other income, were approximately $2,000 for fiscal 2016, a change of $8,000.

Income (loss) from continuing operations

As a result of the foregoing, our loss from continuing operations was $1,786,000, or $(0.08) per share (basic and diluted), for the year ended December 31, 2018, as compared with income from continuing operations of $4,420,000, or $0.22 per share (basic and diluted), for the year ended December 31, 2017. Our continuing operating income was approximately $1,666,000 for fiscal 2016, or $9.55 per share (basic and diluted), for the year ended December 31, 2016.

Income Tax

For fiscal 2018, we had benefit for income tax of approximately $595,000. For fiscal 2017, we had provision for income tax expense of approximately $1,301,000, an increase of $518,000, or 66%, as compared to $783,000 for fiscal 2016. The increase is primarily due to recording of tax liability of approximately $1,296,000 and $783,000 in relation to uncertain tax positions for the uncertainty surrounding the PRC residency of our non-PRC entities for the years ended December 31, 2017 and 2016.

Loss from discontinued operation, net of income taxes

Our loss from discontinued operations was $6,626,000, or $(0.31) per share (basic and diluted), for the year ended December 31, 2018, as compared with loss from discontinued operations of $520,000, or $(0.03) per share (basic and diluted), for the year ended December 31, 2017. Our gain from discontinued operations was $685,000, or $3.93 per share (basic and diluted), for the year ended December 31, 2016.

The summarized operating result of discontinued operation included our consolidated statements of operation is as follows:

	Years Ended December 31,
	2018	2017	2016
Revenues	$486,244	$315,194	$821,977
Cost of revenues	400,513	392,671	77,000
Gross profit	85,732	(77,477)	744,977
Operating expenses	(11,844,769)	(562,559)	(59,068)
Other income (expenses), net	60,499	120,394	(1,332)
Loss before income tax	(11,698,538)	(519,642)	684,577
Income tax expense	-	-	-
Loss from discontinued operation	(11,698,538)	(519,642)	684,577
Gain from disposal, net of tax	5,072,068	-	-
Total loss from discontinued operations, net of income taxes	$(6,626,470)	$(519,642)	$684,577

We recognized impairment loss on intangible assets of approximately $2,712,000 when the Company decided to discontinue AGM Belize’s operation.

We realized a gain of $450,000 from the disposal of 90% equity of AGM Belize with an investment cost basis of $0. The Company also realized a gain of approximately $4,172,000 resulted from 90% of liabilities being assumed by the acquirer pursuant to the equity transfer agreement. Together, the Company recognized a total gain on disposal of operation of $5,072,000 for the year ended December 31, 2018.

Net Income (loss)

As a result of the factors described above, our net loss for fiscal 2018 was approximately $8,413,000, compared to net income of $3,900,000 for fiscal 2017, an increase in net loss of $12,313,000, or 316%. Our net income for fiscal 2017 was approximately $3,900,000, compared to net income of $2,350,000 for fiscal 2016, an increase in net income of $1,550,000, or 66%.

Foreign currency translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of AGM Holdings, AGM Belize, AGM HK, AGM Software, AGM UK, AGM Australia, AGMClub, and AGM Global are United States dollar. The functional currency of AGM Beijing, AGM Shenzhen and AGM Nanjing are Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss.

Transaction gains and losses are reflected in the Consolidated Statements of Operations and Comprehensive Income.

The Consolidated Balance Sheets balances, with the exception of equity at December 31, 2018 and 2017, were translated at RMB6.8764 and RMB6.5064 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Income and the Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016 were RMB6.6146, RMB6.7570 and RMB6.6430 to $1.00, respectively.

B.	Liquidity and Capital Resources.

Liquidity

For the years ended December 31, 2018 and 2017

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. As of December 31, 2018 and 2017, we had working capital of approximately $5,267,000 and $4,914,000, including cash and cash equivalents of approximately $7,865,000 and $4,628,000, respectively. Prior discontinued operation, AGM Belize had cash and cash equivalent of approximately $3,068,000 and $2,578,000 as December 31, 2017 and 2016, respectively. As a result, we believe that our current cash and cash to be generated from our operations will be sufficient to meet our working capital needs for at least the next twelve months. We are not dependent upon the access to borrow loans from our related parties. We are also dependent upon offering to meet our liquidity needs for the next twelve months. We plan to expand our business to implement our growth strategies to broaden our service and strengthen our position in the marketplace.

The following table sets forth a summary of changes in our working capital from December 31, 2017 to December 31, 2018:

	December 31, 2018	December 31, 2017	Change	Percentage Change
Working capital:
Total current assets	$8,397,634	$21,542,318	$(13,144,684)	(61)%
Total current liabilities	3,130,766	16,628,159	(13,497,393)	(81)%
Working capital	$5,266,868	$4,914,159	$352,709	7%

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flow Summary

The following table sets forth certain items in our consolidated statements of cash flows for 2016, 2017 and 2018.

	For The Years Ended December 31,
	2018	2017	2016
Net cash (used in) provided by operating activities	$(2,833,234)	$6,563,547	$1,612,505
Net cash used in investing activities	(435,458)	(1,403,690)	(1,786,849)
Net cash provided by (used in) financing activities	6,063,054	(1,624,187)	4,400,973
Exchange rate effect on cash, cash equivalents and restricted cash	442,591	(63,208)	(11,381)
Net increase in cash and cash equivalents	$3,236,953	$3,472,462	$4,215,248
Cash and cash equivalents, beginning of the year	4,628,392	4,224,237	8,989
Cash and cash equivalents, end of the year	7,865,345	7,696,699	4,224,237
Less cash and cash equivalents of discontinued operations–end of period	-	3,068,307	2,577,983
Cash and cash equivalents of continuing operations–end of period	$7,865,345	$4,628,392	$1,646,254

We have cash and cash equivalents held in financial institutions in the following countries (regions):

Country (Region)	December 31, 2018	December 31, 2017
China (Mainland)	$388,161.79	$1,815,885
China (Hong Kong)	2,880,602.93	2,333,739
Singapore	2,554,760.90	321,668
Denmark	-	49,973
USA	2,040,296.49	100,935
Australia	1,522.78	6,192
Total continuing operations	$7,865,345	$4,628,392
Additional discontinued operation	-	3,068,307
Total continuing operations	$7,865,345	$7,696,699

Operating Activities:

Net cash used in operating activities of continuing operations was approximately $2,075,000 (total of $2,833,000 including discontinued operations of $758,000) for fiscal 2018, primarily due to a net loss of approximately $8,413,000 adjusted by loss from discontinued operations of $6,626,000 and non-cash working capital primarily included depreciation and amortization expenses of approximately $383,000, allowance for doubtful accounts of $923,000 and gain from disposal of subsidiary $450,000. The adjustments for changes in assets and liabilities primarily included (i) accounts receivable from the third party and related party of approximately $580,000, (ii) prepaid expenses and other current assets of approximately $1,066,000, (iii) accounts payable of approximately $67,000, and (iv) accrued expenses and other current liabilities of approximately $761,000.

Net cash provided by operating activities of continuing operations was approximately $5,429,000 (total of $6,564,000 including discontinued operations of $1,134,000) for fiscal 2017, primarily due to a net income of approximately $3,900,000 adjusted by loss from discontinued operations of $1,134,000 and non-cash working capital primarily included depreciation and amortization expenses of approximately $247,000 and allowance for doubtful accounts of $35,000. The adjustments for changes in assets and liabilities primarily included (i) accounts receivable from the third party and related party of approximately $892,000, (ii) prepaid expenses and other current assets of approximately $123,000, (iii) accounts payable of approximately $159,000, (iv) advance from customers of approximately $202,000, and (v) accrued expenses and other current liabilities of approximately $239,000.

The increase in cash out flows from our continuing operating activities for the year ended December 31, 2018 compared to the year ended December 31, 2017 primarily resulted from the significant increase in our net loss in the year ended December 31, 2018. For the year ended December 31, 2018, our net lot totaled approximately $8,413,000, compared to net income of $3,900,000 in 2017.

Investing Activities:

Net cash used in investing activities of continuing operations was approximately $435,000 for fiscal 2018. It was attributable to the purchase of office equipment for approximately $58,000 and acquisition of investment of approximately $378,000, respectively.

Net cash used in investing activities of continuing operations was approximately $1,403,000 for fiscal 2017. It was attributable to the purchase of office equipment and intangible assets for approximately $44,000 and $1,359,000, respectively.

There was no net cash provided or used by investing activities of discontinued operations for fiscal 2018 and fiscal 2017.

One of our primary use of cash in our investing activities for each period was for our purchase of equipmentns and intangible assets. We spent approximately $1,346,000 less than the year of 2017 in purchasing equipmentns and intangible assets for the year ended December 31, 2018, but we spent $378,000 more than the year of 2017 in acquisition of investment for the year ended December 31, 2018.

Financing Activities:

Net cash provided by financing activities of continuing operations was approximately 6,063,000 for fiscal 2018. It was attributable to proceeds from issuance of ordinary shares of $5,729,000 and borrowings from related parties of approximately $9,294,000, offset by repayment of related party loans and advances of approximately $8,959,000.

Net cash used in financing activities was of continuing operations approximately $1,497,000 (total of $1,624,000 including discontinued operations) for fiscal, 2017. It was attributable to proceeds from issuance of ordinary shares of $1,170,000 and borrowings from related parties of approximately $4,032,000, offset by repayment of related party loans and advances of approximately $6,699,000.

Net cash used by financing activities of discontinued operations was approximately $0 for fiscal 2018 and $127,195 for fiscal 2017.

We received approximately $7,687,000 (net including $127,000 paid to related parties from discontinued operations) more than the year of 2017 from financing activities for the year ended December 31, 2018. We received capital contribution from stockholders of $4,559,000 more in 2018 than in 2017. During the year ended December 31, 2018, we received proceeds of $5,262,000 more than 2017 in borrowings from related parties, and also paid $2,260,000 more than the year of 2017 in repayments to related parties.

We expect to incur additional costs associated with becoming a public company in the United States, primarily due to increased expenses related to accounting and tax services, directors and officer insurance, legal expenses and investor and stockholder-related expenses. These additional long-term expenses may require us to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon our financial condition and results of operations as well as prevailing market conditions, and may not be available on terms reasonably acceptable to us or at all.

Regulatory Restrictions on Capital Injections

We plan to use proceeds from this offering to fund our business. In order to do so, we will be required to comply with the following Chinese regulations regarding capital injections to foreign-invested enterprises.

Chinese regulations relating to investments in offshore companies by Chinese residents. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Round trip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires Chinese residents to register and update certain investments in companies incorporated outside of China with their local SAFE branch. SAFE also subsequently issued various guidance and rules regarding the implementation of SAFE Circular 37, which imposed obligations on Chinese subsidiaries of offshore companies to coordinate with and supervise any Chinese-resident beneficial owners of offshore entities in relation to the SAFE registration process.

We may not be aware of the identities of all of our beneficial owners who are Chinese residents. We do not have control over our beneficial owners and cannot assure you that all of our Chinese -resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are Chinese residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our Company who are Chinese residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our Chinese subsidiaries to fines and legal sanctions, which may be substantial. Failure to register may also limit our ability to contribute additional capital to our Chinese subsidiaries and limit our Chinese subsidiaries’ ability to distribute dividends to our Company. These risks may have a material adverse effect on our business, financial condition and results of operations.

China regulates loans to and direct investment in Chinese entities by offshore holding companies and there is governmental control of currency conversion. We are an offshore holding company conducting our operations in China through our wholly owned subsidiaries. As an offshore holding company, we may make loans and additional contributions to subsidiaries subject to certain government authorities’ registration and/or approvals, including MOFCOM, SAIC and SAFE, or their local counterparts.

Any loan to subsidiaries, which is treated as a foreign-invested enterprise under Chinese law, is subject to Chinese regulations and foreign exchange loan registrations. In January 2003, the China State Development and Reform Commission, SAFE and Ministry of Finance jointly promulgated the Circular on The Interim Provisions on the Management of Foreign Debts, or the Circular 28, limiting the total amount of foreign debt a foreign-invested enterprise may incur to the difference between the amount of total investment approved by the Ministry of Commerce or its local counterpart for such enterprise and the amount of registered capital of such enterprise, and requiring registration of any such loans with SAFE. On January 11, 2017, the People’s Bank of China (the “PBOC”), promulgated the Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Circular 9. Pursuant to PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement. The PBOC Circular 9 does not supersede the Circular 28. It provides a one-year transitional period from its promulgation date for foreign-invested companies, during which foreign-invested companies, such as our WFOE, could choose their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Circular 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

We may choose to finance subsidiaries by means of capital contributions. These capital contributions must be registered with the Ministry of Commerce or its local counterpart. In March 2015, SAFE issued the Circular Concerning the Reform of the Administration of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No.19, which became effective in June 2015. SAFE Circular No.19 regulates the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. Furthermore, SAFE promulgated a circular in June 2016, SAFE Circular No.16, which further revises some clauses in the SAFE Circular No.19. SAFE Circular No. 19 and No.16 provide that the capital-account foreign exchange incomes of a domestic enterprise shall not be used for expenditures that are forbidden by relevant laws and regulations, for purposes that are not included in the business scope approved by the applicable government authority, shall not be used for direct or indirect equity investments within China or for any other kind of investment except principal-guaranteed wealth-management products, unless otherwise prescribed by other laws and regulations, shall not be used for issuing RMB entrusted loans (except included in the business scope approved by the applicable government authority or issuing RMB entrusted loans to affiliated enterprises), repaying inter-enterprise loans, repaying bank loans which has been refinanced to third parties, issuing RMB loans to non-affiliated enterprises unless expressly permitted in the business scope and shall not be used to purchase real estate that is not for personal use except if the company is a real estate enterprise. In addition, SAFE supervises the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company by further focusing on ex post facto supervision and violations. Previously, for FIEs the increase of capital contribution shall be approved by MOFCOM. In 2016, the approval was changed to registration. Currently, China is holding more open and tolerate attitude toward FIEs. Even with more and more open policy toward FDI and FIEs, Circulars mentioned above may still have some limit on our ability to use the net proceeds from this offering to invest in or acquire any other Chinese companies in China, which may adversely affect our liquidity and our ability to fund and expand our business in China.

Capital Resources

As of December 31, 2018 and 2017

The following table provides certain selected balance sheets comparisons as of December 31, 2018 and December 31, 2017:

	December 31,	December 31,	Increase
	2018	2017	(Decrease)%

Cash and cash equivalents	$7,862,345	$4,628,392	$3,236,953	70%
Accounts receivable, net	-	411,070	(411,070)	-100%
Accounts receivable - related party	-	172,237	(172,237)	-100%
Prepaid expenses and other current assets	532,289	398,536	133,753	34%
Assets of discontinued operation	-	15,932,083	(15,932,083)	-100%
Total current assets	8,397,634	21,542,318	(13,144,684)	61%
Investments	341,045	-	341,045	100%
Property and equipment, net	97,933	99,630	(1,697)	-2%
Intangible assets, net	13,073	3,104,128	(3,091,055)	-100%
Total non-current assets	452,051	3,203,758	(2,751,707)	-86%
Total assets	$8,849,685	$24,746,076	$(15,896,391)	-64%

Accounts payable	$79,650	$12,963	$66,687	514%
Accrued expenses and other payables	1,703,134	1,029,149	(673,985)	-65%
Income tax payable	-	5,306	(5,306)	-100%
Due to related parties	1,347,981	60,851	1,287,130	2,115%
Notes payable - related parties	-	1,301,534	(1,301,534)	-100%
Liabilities of discontinued operation	-	14,218,356	(14,218,356)	-100%
Total current liabilities	3,130,766	16,628,159	(13,497,393)	-81%
Total liabilities	$3,130,766	$16,628,159	$(13,497,393)	-81%

Cash

As of December 31, 2018, we have a total of $7,865,345 in cash and cash equivalents, among which $388,162 (RMB2,669,156) was held inside China (Mainland), and $7,477,183 was held outside of China (Mainland). As of December 31, 2017, we have a total of $4,628,392 in cash and cash equivalents, among which $1,815,885 (RMB11,814,873) was held inside China (Mainland), and $2,812,507 was held outside of China (Mainland). We have not transferred and do not plan to transfer our cash in RMB outside of China (Mainland) in order to avoid unnecessary currency exchange cost. Our subsidiaries in China (Mainland) incur expenses from time to time, and we have spent and plan to spend our cash in RMB to cover those expenses.

Accounts receivables, net

Accounts receivable, net as of December 31, 2018 was $0, compared to $411,070 as of December 31, 2017. The Company determined write-offs all the Accounts receivables as of December 31, 2018.

Prepaid expenses and other current assets, net

As of December 31, 2018, balances of prepaid expenses and other current assets were $532,289, an increase of $133,753, or 34%, compared to $398,536 as of December 31, 2017. Balance of prepaid expenses increased by $158,112 and balance of other current assets increased by $91,691, offset by balance of security deposit decreased by $116,050 as of December 31, 2018, as shown in the following table.

	December 31, 2018	December 31, 2017
Prepaid expenses	$383,053	$224,941
Security deposits	43,280	159,330
Others	105,956	14,265
Total prepaid expenses and other current assets	$532,289	$398,536

Current assets

Current assets as of December 31, 2018 totaled $8,397,634, a decrease of $13,144,684, or 100% from our December 31, 2017 balance. This decrease primarily resulted from a $15,932,083 decrease in assets of discontinued operations, a $411,070 decrease in accounts receivable and a $172,237 decrease in accounts receivable - related party, offset by a $3,236,953 increase in cash and a $133,753 increase in prepaid expenses and other current assets.

Accrued liabilities and other payables

Accrued liabilities and other payables mainly included wages payable, VAT payable, deposit payables and other payable at the year end. Accrued liabilities and other payables as of December 31, 2018 were $1,703,134, an increase of $673,985, compared to $1,029,149 as of December 31, 2017. The increase was mainly due to the increase of security deposits and other deposits advanced paid by customers.

Credit Facility

We mainly finance our operations through proceeds borrowed from related parties. Notes payables to related parties and due to related parties as of December 31, 2018 and 2017 include:

	December 31, 2018	December 31, 2017
Zhentao Jiang	$-	$-
Wenjie Tang	-	1,301,534
Total notes payable to related parties	-	1,301,534

Zhentao Jiang	1,307,264	-
Wenjie Tang	11,318	19,949
Guofu Zhang	29,399	40,902
Total due to related parties	1,347,981	60,851
Total	$1,347,981	$1,362,385

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses related parties paid on behalf of the Company. These loans are interest free, unsecured and repayable on demand.

For the year ended December 31, 2018, Zhentao Jiang, Guofu Zhang, Wenjie Tang and their related companies paid operating expenses on behalf of the Company of $419,645. For the year ended December 31, 2017, Zhentao Jiang, Wenjie Tang, Guofu Zhang, and Bin Liu paid operating expenses on behalf of the Company of $142,085.

The Company entered into an advance agreement with Wenjie Tang, allowing the Company to borrow unsecured and interest-free loans on January 1, 2017. The balances and material terms of the advance agreements are summarized below:

●	The amount authorized for borrowing shall not exceed RMB15,000,000 (approximately $2,305,000).

●	The loan is interest-free and payable on December 31, 2018.

●	The term of the loan is two years from January 1, 2017 to December 31, 2018.

●	The balance was $0 and $1,301,534 as of December 31, 2018 and 2017, respectively.

The Company borrowed $8,581,150 and $4,032,044 from related parties in the years ended December 31, 2018 and 2017, respectively, and repaid 6,837,611and $6,826,231in the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018, the balance we owed Zhentao Jiang, Wenjie Tang and Guofu Zhang amounted to $1,307,264, $11,318 and $29,399, respectively. As of December 31, 2017, the balance we owed Zhentao Jiang, Wenjie Tang and Guofu Zhang amounted to $0, $1,321,483 and $40,902, respectively.

Lease commitments

We are renting or leasing various office space and dormitory space located in Beijing and Hong Kong. These leasing agreements expire between March 7, 2018 and December 7, 2019.

In addition, the Company committed to bear the dormitories expenses, which were leased for the employees.

Our lease commitments as of December 31, 2018 are summarized as follows.

Commitment amount
Year of 2019	$92,386
Year of 2020	-
Year of 2021	-
Year of 2022	-
Year of 2023	-
Total	$92,386

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this prospectus. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Revenue Recognition

The Company adopted ASU 2014-09, Topic 606 on January 1, 2018, using the modified retrospective method. ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company derived revenues through two operating lines: (i) Online Trading and Computer Support Service; and (ii) program trading application technology and management service. Prior to September 5, 2018, the Company also derived revenues by conducting forex trading brokerage business.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for doubtful accounts, income taxes including the valuation allowance for deferred tax assets. While we believe that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

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

Recent Accounting Pronouncements

 In March 2019, the FASB issued ASU 2019-01, Leases (Topic 842) Codification Improvements, which provides clarification on implementation issues associated with adopting ASU 2016-02. The implementation issues noted in ASU 2019-01 include determining the fair value of the underlying asset by lessors that are not manufacturers or dealers, presentation on the statement of cash flows for sales-type and direct financing leases, and transition disclosures related to Topic 250, Accounting Changes and Error Corrections. We will apply the guidance, if applicable, as of January 1, 2019, the date we adopted ASU 2016-02. The adoption of this ASU did not have a material impact on our financial position, results of operations, cash flows, or presentation thereof.

In October 2018, the FASB issued ASU 2018-17, Targeted Improvements to Related Party Guidance for Variable Interest Entites, that changes the guidance for determining whether a decision-making fee paid to a decision makers and service providers are variable interests. The guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, with early adoption permitted. We will adopt this standard on its effective date of January 1, 2020. We do not expect the adoption of this ASU to have a material impact on our consolidated financial position, results of operations, cash flows, or presentation thereof.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. We will adopt this standard on its effective date of January 1, 2020. We are currently evaluating the impact of this ASU on our financial position, results of operations, cash flows, or presentation thereof.

In August 2018, the FASB issued ASU 2018-13 to modify the disclosure requirements on fair value measurements. The amendments are effective beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until the effective date. Most amendments should be applied retrospectively, but certain amendments will be applied prospectively. The Company is in the process of assessing the impact of the standard on the Company’s fair value disclosures. However, the standard is not expected to have an impact on the Company’s consolidated financial position, results of operations and cash flows.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, we have not determined whether implementation of such proposed standards would be material to our consolidated financial statements.

C.	Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – D. Property, Plant and Equipment – Intellectual Property.”

D.	Trend Information.

Based on our experience and observations of the business in which we operate, we believe the following trends are likely to affect our industry and, as a result, our company, if they continue in the future.

●	Financial technology is an industry on its rapid growth. The global investment into fintech startups companies from 2010 to 2015 totaled $49.7 billion. Total investments from Fintech on the global market reached $47 billion in 2015, while it had a considerable decline to $25 billion in 2016. On the other hand, over 80% of traditional financial institutions believe business is at risk to financial technology innovators, and among them 82% expect to increase financial technology partnerships in the next three to five years.

●	We plan to expand our existing Online Trading and Computer Support Service by offering a new back-office management system for private equity firms and family offices.

●	In the original software service field, we retained the core team and concentrated on developing software and related services for futures trading in China. It is expected that the formal marketing and sales plan will officially begin in September 2019, after we complete deployment for server and debugging of related systems, as well as feedback on the first round of small-scale trial customers, and a formal promotion plan based on feedback.

●	We are preparing to launch financial training network services after June 2019. This part of the service will face the primary users and help them improve their basic trading software and financial market knowledge.

E.	Off-Balance Sheet Arrangements.

There were no off-balance sheet arrangements for the fiscal years ended December 31, 2018 and 2017, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

As of the latest fiscal year ended December 31, 2018, we did not have any derivative commodity instruments. Our other financial instruments, including cash and cash equivalents, transaction monetary assets held for clients, net accounts receivable, prepaid expenses and other current assets, accounts payable, deposits payable, accrued expenses and other current liabilities, advance from customers, and income tax payable, are exposed to certain market risk such as foreign currency risk and interest rate risk. Our overall risk management program focuses on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on our financial performance and position. Our other financial instruments primarily include cash and cash equivalents, accounts receivable and accounts payable for whose carrying values approximate to their fair value due to the short term nature of these balances. Therefore, we do not expect our other financial instruments to be exposed to material impacts from market risk. However, we have still summarized the relevant market risk and its potential impacts to our other financial instruments as below:

Foreign Currency Exchange Risk

While our reporting currency is the U.S. Dollar, some of our consolidated financial liability instruments are in the functional currency of RMB. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate between the U.S. Dollar and the RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB liabilities as expressed in our U.S. Dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of stockholders’ equity. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As of December 31, 2018, we had cash and cash equivalents of $7,865,345. These cash and cash equivalents did not earn significant interest income due to low saving interest rates and therefore were not subject to material market risk. Should an immediate change to these interest rates by 100-basis points, it would have resulted in a change in market value of $78,653 to these cash and cash equivalents.

As of December 31, 2017, we had cash and cash equivalents of $4,628,392. These cash and cash equivalents did not earn significant interest income due to low saving interest rates and therefore were not subject to material market risk. Should an immediate change to these interest rates by 100-basis points, it would have resulted in a change in market value of $46,284 to these cash and cash equivalents.

As of December 31, 2018, we paid off all of loans.

As of December 31, 2017, we had a note payable from a related party. The balance of this note payable was $1,301,534 and interest free. The term of this loan is from January 1, 2017 to December 31, 2018. As this loan is interest free, it is not subject to interest rate risk. We do not have any long-term loans or other long-term borrowings as of December 31, 2017.

Item 6.	Directors, Senior Management and Employees

A. Directors and Management

 The following table provides information regarding our executive officers and directors as of the date of this annual report:

Name	Age	Position(s)
Zhentao Jiang	53	Chairman of the Board
Wenjie Tang	37	Chief Executive Officer and Director
Guofu Zhang	38	Chief Financial Officer
Chengchun Zhang	49	Chief Operating Officer
Yufeng Mi	42	Chief Technology Officer
Jialin Liu	60	Independent Director and Chairman of Compensation Committee.
Tingfu Xie	71	Independent Director and Chairman of Nominating Committee
Fangjie Wang	29	Independent Director and the Chairwomen of the Audit Committee
Yafang Wang	41	Secretary of the Board

The business address of each of the officers and directors is c/o Creative Consultants (Hong Kong) Limited Room 1502-3 15/F., Connuaght Commercial Building, Wanchai, Hong Kong.

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

Yufeng Mi. Mr. Mi has served as Chief Technology Officer since the beginning. Before co-founding our subsidiary AGM Beijing, he co-founded Beijing Miteke Technology Co. Ltd. with Wenjie Tang and was the IT department manager in MeiZhi Huangqiu Beijing Technology Co. Ltd. from 2011 to 2015. Mr. Mi earned his master’s degree in Computer Science from Université Pierre et Marie Currie, his master’s degree in finance from Université Dauphine, and his bachelor’s degree in communication technology from Shanghai Jiaotong University. He is a Certified Financial Analyst (level 1) in the United States and a Financial Risk Manager. Mr. Mi is experienced in B2C e-commerce, forex trading system, and system design.

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

Fangjie Wang. Ms. Wang, age 29, has been working as an Audit Manager at Beijing Hua Long Ding Jia Certified Public Accountants Co., Ltd since March 2018. Prior to that, she worked at Zhongxinghua Certified Public Accountants LLP as an Audit Assistant from August 2017 to February 2018. She worked as the Lecturer of International Economics and Trade at Hubei Vocational Technical Institute from June 2016 to July 2017. She interned as a teacher of Ecological Tourism at Adult Education Academy of Guangxi Normal University. She interned as an assistant at Tian Jia Bing Academy of Guangxi Normal University from June 2014 to March 2016. From August 2013 to May 2014, she worked as an Internal Assistant to Duty Manager at Xiaogan Branch of Agricultural Bank of China. Ms. Wang graduated from Guangxi Normal University in 2016 and received a master’s degree in Management. Before that, she received a bachelor’s degree in International Economics and Trade from Hubei University. Ms. Fangjie Wang is an accounting expert and is experienced with establishing effective internal control system. There are no family relationships between Fangjie Wang and any other employees or members of the Board of Directors of the Company.

Yafang Wang. Ms. Wang has been the Assistant to the Chairman of the Board at Beijing AnGaoMeng Technology Service Co., Ltd. since May 2015, where she translates financial and legal documents, updates statistical data, and provides administrative support to the Chairman. From April 2012 to May 2015, Ms. Wang worked as a researcher at Beijing Tongzhou New City Investment & Operation Co., Ltd. where her job responsibilities were mainly consisted of searching and collecting urban construction data and real estate trend, preparing Real Estate Weekly for the company, and translating and updating the company’s English website. Prior to that, Ms. Wang was a translator at HVS from June 2011 to December 2011 and an editor at Commercial Express of Embassies and Overseas Agencies form June 2007 to December 2010, where she edited and translated reports and publications. Ms. Wang obtained her bachelor’s degree from Beijing Foreign Studies University in English major in 2005, and an associate degree in public relations from Jilin University in 1997. Ms. Huang has extensive experience in business administration and is proficient in English. There are no family relationships between Yafang Wang and any other employee or member of the board of directors of the Company.

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

The directors are re-elected at our general meeting of shareholders every year.

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

See “Item 16G Corporate Governance.”

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

B. Compensation

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Employee directors are entitled receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with our directors Zhentao Jiang, Fangjie Wang, Jialin Liu and Tingfu Xie. In addition, our director Wenjie Tang receives compensation for his service as an officer of the Company. He has not received and will not receive compensation as a director of the Company.

Zhentao Jiang

We entered an employment agreement with our Director, Mr. Zhentao Jiang, effective as of January 1, 2018 and running through January 1, 2019, with an annual salary of $180,000.

Jialin Liu

We entered an employment agreement with our Director, Mr. Jialin Liu, effective as of March 16, 2017 and running through March 15, 2020, with an annual salary of RMB60,000.

Tingfu Xie

We entered an employment agreement with our Director, Mr. Tingfu Xie, effective as of March 16, 2017 and running through March 15, 2020, with an annual salary of RMB72,000.

Fangjie Wang

We entered an employment agreement with our Director, Ms. Fangjie Wang, effective as of January 1, 2019 and running through the Company’s next annual meeting of shareholders and until her successor is duly elected and qualified, or until her earlier death, resignation or removal, with an annual salary of RMB72,000.

The table below indicates the compensations we paid to our board of directors in their capacity as directors for fiscal years 2018, 2017 and 2016:

Name	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Zhentao Jiang	2018	184,656	0	0	0	184,656
Chairman of the Board	2017	180,000	0	0	0	180,000
	2016	180,000	0	0	0	180,000

Wenjie Tang	2018	0	0	0	0	0
Director(1)	2017	0	0	0	0	0
	2016	0	0	0	0	0

Fangjie Wang	2018	0	0	0	0	0
Independent Director and	2017	0	0	0	0	0
Chairman of Audit Committee(3)	2016	0	0	0	0	0

Chuang Chen	2018	0	0	0	0	0
Former Independent Director	2017	7,992	0	0	0	7,992
and Chairman of Audit Committee(2) (3)	2016	0	0	0	0	0

Jialin Liu	2018	0	0	0	0	0
Independent Director and	2017	6,660	0	0	0	6,660
Chairman of Compensation Committee(3)	2016	0	0	0	0	0

Tingfu Xie	2018	0	0	0	0	0
Independent Director and	2017	7,992	0	0	0	7,992
Chairman of Nominating Committee(3)	2016	0	0	0	0	0

(1)	Wenjie Tang is also the Chief Executive Officer. Mr. Tang receives an annual salary for his service as the CEO. He does not receive any compensation as a director.

(2)	Chuang Chen resigned as an independent director and the Chairman of the Audit Committee in December 2018.

(3)	Each independent director has waived his or her compensation for the year 2018 due to the operating results of the Company.

Executive Compensation

The Compensation Committee of the Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. And our compensation committee approved our salary and benefit plans. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2018 and 2017, and 2016.

Name and Principal Position	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Wenjie Tang	2018	151,831	0	0	0	151,831
Chief Executive Officer	2017	144,000	0	0	0	144,000
	2016	144,000	0	0	0	144,000

Guofu Zhang	2018	76,988	0	0	0	76,988
Chief Financial Officer	2017	81,768	0	0	0	81,768
	2016	81,107	0	0	0	81,107

Chengchun Zhang	2018	180,000	0	0	0	180,000
Chief Operating Officer	2017	180,000	0	0	0	180,000
	2016	180,000	0	0	0	180,000

Yufeng Mi	2018	117,588	0	0	0	117,588
Chief Technology Officer	2017	132,229	0	0	0	132,229
	2016	102,142	0	0	0	102,142

Bin Liu	2018	0	0	0	0	0
Former Chief Risk Officer(1)	2017	88,000	0	0	0	88,000
	2016	0	0	0	0	0

Chenxi Shi	2018	0	0	0	0	0
Former Secretary of the	2017	120,000	0	0	0	120,000
Board(2)	2016	40,000	0	0	0	40,000

Yafang Wang	2018	5,820	0	0	0	5,820
Secretary of the Board	2017	0	0	0	0	0
	2016	0	0	0	0	0

(1)	Bin Liu has resigned as Chief Risk Officer in June 2018.

(2)	Chenxi Shi has resigned as Secretary of the Board in May 2018.

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Mr. Zhentao Jiang, Mr. Wenjie Tang, Mr. Yufeng Mi, Mr. Chengchun Zhang, Mr. Guofu Zhang, and Ms. Yafang Wang.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Class A Ordinary Shares and Class B Ordinary Shares as of May 15, 2019 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Class A Ordinary Shares and Class B Ordinary Shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

Our company is authorized to issue 200,000,000 Class A Ordinary Shares of $0.001 par value per share and 200,000,000 Class B Ordinary Shares of $0.001 par value per share. The number and percentage of Ordinary Shares beneficially owned are based on 21,316,055 Class A Ordinary Shares of $0.001 par value per share and 11,900,000 Class B Ordinary Shares of $0.001 par value per share issued and outstanding as of May 15, 2019. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 15, 2019 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 1 Jinghua South Road, Wangzuo Plaza East Tower, Room 2112, Beijing, P.R. China 100020. As of May 15, 2019, we have 54 registered shareholders of record of Class A Ordinary Shares.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A)	Percentage Ownership (Class A)	Amount of Beneficial Ownership (Class B)	Percentage Ownership (Class B)	Combined ownership of Class A and Class B	Combined Voting Power of Class A and Class B Ordinary Shares(3)
Directors and Named Executive Officers:
Zhentao Jiang, Chairman of the Board(1)(2)	3,400,000	15.95%	7,400,000	62.18%	10,800,000	49.99%
Wenije Tang, Chief Executive Officer and Director(2)	6,500,000	30.49%	1,500,000	12.61%	8,000,000	17.32%
Guofu Zhang, Chief Financial Officer	-	0%	-	0%	-	0%
Chengchun Zhang, Chief Operating Officer(2)	2,400,000	11.26%	2,400,000	20.17%	4,800,000	17.82%
Yufeng Mi, Chief Technology Officer	600,000	2.81%	600,000	5.04%	1,200,000	4.45%
Yafang Wang, Secretary of the Board	-	0%	-	0%	-	0%
Fangjie Wang, Independent Director and Chairman of Audit Committee	-	0%	-	0%	-	0%
Jialin Liu, Independent Director and Chairman of Compensation Committee	-	0%	-	0%	-	0%
Tingfu Xie, Independent Director and Chairman of Nominating Committee	-	0%	-	0%	-	0%
All directors and executive officers as a group (10 persons)	12,900,000	60.52%	11,900,000	100%	24,800,000	89.59%

5% Beneficial Owners:
Firebull Holdings Limited(2)	5,000,000	23.46%	5,000,000	42.02%	10,000,000	37.12%

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

(3)	Each Class B Ordinary Share in the Company confers upon the shareholder the right to five (5) votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class B Ordinary Share will vote together with holders of our Class A Ordinary Share as a single class on all matters presented to our shareholders for their vote approval.

Related Party Transactions

Related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Zhentao Jiang	Director and principal shareholder
Wenjie Tang	Chief Executive Officer (“CEO”), Director, and shareholder
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
Bin Liu	Former Chief Risk Officer (“CRO”)
Guofu Zhang	Chief Financial Officer (“CFO”)
Chengchun Zhang	Chief Operational Officer (“COO”) and principal shareholder
IIG Ltd.	Company under common control of Zhentao Jiang
Firebull Holdings Limited	Company under common control of Wenjie Tang and Chengchun Zhang
Nanjing Yunxinhe Software Technology Co., Ltd.	Company formerly controlled by Zhentao Jiang and still significantly influenced by Zhentao Jiang
Anyi Network Inc.	Company where Guofu Zhang assumed a key management position
Beijing Maiteke Technology Co., Ltd.	Company where Wenjie Tang assumed a key management position
Northnew Management Limited	Company under common control of Zhentao Jiang

i) Revenues from related party and accounts receivable from related party

We provide online trading access software application service to IIG Ltd. For the years ended December 31, 2018 and 2017, the Company generated related party revenues from IIG Ltd. in the amount of $1,240,708, $2,170,838 and $2,720,936, respectively. The related party accounts receivable with IIG Ltd. amounted to $0, $172,237, and $247,000 as of December 31, 2018, 2017 and 2016, respectively.

ii) Subscription receivables

Subscription receivable of $740,000 as of December 31, 2016 represents the Company’s outstanding share subscription receivable owned from Chengchun Zhang and other managements and principal shareholder of the Company. The receivables were collected as of May 11, 2017. Refer to Note 14 for further discussion.

ii) Acquisition of AGM Global Asset Management Ltd.

On May 25, 2018, we purchased AGM Global Asset Management Ltd from a third-party entity which was owned by two related parties: Mr. Wenjie Tang, Chief Executive Officer, and Mr. Yufeng Mi, Chief Technology Officer.

On May 30, 2018, our subsidiary, AGM HK paid 50% of total purchase price of $22,635 and the remaining balance of $11,318 was recorded as due to related parties at December 31, 2018.

(iii) Notes payable – related parties and due to related parties

We mainly finance our operations through proceeds borrowed from related parties. As of December 31, 2018 and 2017, notes payables - related parties and due to related parties consisted the following:

	December 31, 2018	December 31, 2017
Zhentao Jiang	$-	$-
Wenjie Tang	-	1,301,534
Total notes payable - related parties	-	1,301,534

Zhentao Jiang	1,307,264	-
Wenjie Tang	11,318	19,949
Guofu Zhang	29,399	40,902
Total due to related parties	1,347,981	60,851
Total	$1,347,981	$1,362,385

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses paid by related parties on behalf of the Company. These amounts are interest free, unsecured and repayable on demand.

For the year ended December 31, 2018, Zhentao Jiang, Guofu Zhang, Wenjie Tang and their related companies paid operating expenses on behalf of the Company of $419,645. For the year ended December 31, 2017, Zhentao Jiang, Wenjie Tang, Guofu Zhang, and Bin Liu paid operating expenses on behalf of the Company of $142,085.

We entered into an advance agreement with Wenjie Tang, allowing us to borrow unsecured and interest-free loans on January 1, 2017. The balances and material terms of the advance agreements are summarized below:

●	The amount authorized for borrowing shall not exceed RMB15,000,000 (approximately $2,305,000).

●	The loan is interest-free and payable on December 31, 2018.

●	The term of the loan is two years from January 1, 2017 to December 31, 2018.

●	The balance was $0 and $1,301,534 as of December 31, 2018 and 2017, respectively.

We borrowed $8,581,150, $4,032,044, and $3,766,201 from related parties in the years ended December 31, 2018, 2017 and 2016, respectively, and repaid $6,837,611, $6,826,231, and $195,228 in the years ended December 31, 2018, 2017 and 2016, respectively.

As of December 31, 2018, the balance owed to Zhentao Jiang, Wenjie Tang and Guofu Zhang amounted to $1,307,264, $11,318 and $29,399, respectively. As of December 31, 2017, the balance owed to Zhentao Jiang, Wenjie Tang and Guofu Zhang amounted to $0, $1,321,483 and $40,902, respectively.

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

	Market Price Per Share
	High	Low
Quarterly:
April 18, 2018 to June 30, 2018	$37.63	$5.01
July 1, 2018 to September 30, 2018	$39.00	$12.34
October 1, 2018 to December 31, 2018	$50.00	$18.00
January 1, 2019 to March 31, 2019	$35.90	$18.05
April 1, 2019 to May 13, 2019	$20.94	$14.69

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

B. Memorandum and articles of association

AGM Holdings was incorporated on April 27, 2015 under the BVI Companies Act, 2004 as a company limited by shares. As of the date of this prospectus, the Company is authorized to issue 200,000,000 Class A Ordinary Shares of $0.001 par value per share and 200,000,000 Class B Ordinary Shares of $0.001 par value per share. As of the date of this report, there are 21,316,055 Class A Ordinary Shares and 11,900,000 Class B Ordinary Shares issued and outstanding.

Our memorandum and articles of association do not permit a director to decide what compensation he or she will receive. All decisions about the compensation of directors will be recommended by the compensation committee, upon its formation, and approved by the board of directors as a whole, both acting only when a quorum of members is present.

The following are summaries of the material provisions of our memorandum and articles of association that will be in force at the time of the closing of this offering and the BVI Act, insofar as they relate to the material terms of our Class A Ordinary Shares. Copies of our memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus is a part. As a convenience to potential investors, we provide the below description of BVI law and our memorandum and articles of association together with a comparison to similar features under Delaware law.

Class A Ordinary Shares

General

Each Class A Ordinary Share in the Company confers upon the shareholder the right to one vote per share at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class A Ordinary Share will vote together with holders of our Class B Ordinary Share as a single class on all matters presented to our shareholders for their vote approval.

Each Class A Ordinary Share in the Company confers upon the shareholder the right to an equal share in any dividend paid by the Company.

Each Class A Ordinary Share in the Company confers upon the shareholder the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

All of our issued Class A Ordinary Shares are fully paid and non-assessable. Certificates representing the Class A Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their Class A Ordinary Shares.

At the completion of this offering, there will be between 21,010,000 (assuming the sale of 1,000,000 shares) and 21,410,000 (assuming the sale of 1,400,000 shares) Class A Ordinary Shares issued and outstanding.

Class B Ordinary Shares

General

Each Class B Ordinary Share in the Company confers upon the shareholder the right to five votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class B Ordinary Share will vote together with holders of our Class A Ordinary Share as a single class on all matters presented to our shareholders for their vote approval.

No Class B Ordinary Share may be sold, assigned, transferred, alienated, commuted, anticipated, or otherwise disposed of (including by will or the laws of descent and distribution), or pledged or hypothecated as collateral for a loan or as security for the performance of any obligation, or be otherwise encumbered, and are not subject to attachment, garnishment, execution or other legal or equitable process, and any attempt to do so shall be null and void.

Each Class B Ordinary Share shall only be issued to the Company’s or its subsidiaries’ employees or those entities of which its principal shareholder is an employee of the Company or its subsidiaries. Shareholder’s termination of employment with the Company or its subsidiaries shall immediately result in the cancellation of any and all issued and outstanding shares of Class B ordinary shares held by such shareholder on the date of termination.

Sale, assignment, transfer, alienation, or otherwise disposition of any Class A Ordinary Share by common shareholder of Class B Ordinary Shares shall immediately result in the cancellation of equal number of shares of Class B ordinary share on the date of such disposition.

Shareholder(s) of Class B ordinary share in the Company shall not:

●	receive the right to any dividend paid by the Company;

●	receive the right to any distribution of the surplus assets of the Company on its liquidation.

At the completion of this offering, there will be 11,900,000 Class B Ordinary Shares issued and outstanding.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares is VStock Transfer, LLC, 18 Lafayette Pace, Woodmere, NY 11598.

Distributions

The holders of our Class A Ordinary Shares are entitled to such dividends or other distributions as may be authorised by our board of directors, subject to the BVI Act and our memorandum and articles of association.

Shareholders’ voting rights

Any action required or permitted to be taken by the shareholders must be taken at a duly called meeting of the shareholders entitled to vote on such action. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Share or five votes for each Class B Ordinary Share. Holders of our Class A Ordinary Share will vote together with holders of our Class B Ordinary Share as a single class on all matters presented to our shareholders for their vote approval. An action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings of shareholders

Any of our directors may convene a meeting of shareholders at any time and in any manner and place the director considers necessary or desirable. The director convening a meeting must not give less than seven days’ notice of the meeting to those shareholders whose names appear as shareholders in the register of shareholders on the date of the notice and are entitled to vote at the meeting, and the other directors. Our board of directors must convene a meeting of shareholders upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested within 28 days of receiving the written request. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

The quorum for a meeting of shareholders is duly constituted if, at the beginning of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares (or class or series of shares) entitled to vote on the resolutions to be considered at the meeting. A quorum may comprise a single shareholder or proxy. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of the shareholders, will be dissolved.  In any other case, it will stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitle to vote on the matter to be considered by the meeting, those present will constitute a quorum but otherwise the meeting will be dissolved.

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable A director must be given not less than 3 days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if not less than one half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors. A person other than an individual which is a shareholder may by a resolution of its directors or other governing body authorise any individual it thinks fit to act as its representative at any meeting of shareholders. The duly authorized representative shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual.

Protection of minority shareholders

We would normally expect British Virgin Islands courts to follow English case law precedents, which would permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) an infringement of individual rights of the minority shareholder (such as the right to vote and pre-emptive rights), and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new Class A Ordinary Shares under either British Virgin Islands law or our memorandum and articles of association.

Transfer of Class A Ordinary Shares

Subject to the restrictions in our memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may not resolve to refuse or delay the transfer of any Ordinary Share unless the shareholder has failed to pay an amount due in respect of it.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Class A Ordinary Shares and forfeiture of Class A Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Class A Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified date of payment. Where such a notice has been issued its requirements have not been complied with, the directors may, at any time before the tender of payment, forfeit and cancel the Class A Ordinary Shares to which the notice relates.

Issuance of Class A Ordinary Shares

Subject to the provisions of the BVI Act, our board of directors may authorize the issuance of shares at such times, to such persons, for such consideration and on such terms as they may determine by a resolution of directors, subject to the BVI Act, our memorandum and articles of association and any applicable requirements imposed from time to time by the SEC, The Nasdaq Capital Market or any recognized stock exchange on which our securities are listed.

Variation of rights

All or any of the rights attached to any class of shares may, subject to the provisions of the BVI Act, be varied only with the consent in writing of, or pursuant to a resolution passed at a meeting by the holders of more than 50% of the issued shares of that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors:

●	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;

●	subject to our memorandum of association, divide our authorized and issued shares into a larger number of shares; and

●	subject to our memorandum of association, combine our authorized and issued shares into a smaller number of shares.

Inspection of books and records

Under the BVI Act, holders of our Class A Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) our register of shareholders, (iii) our register of directors and (iv) minutes of meetings and resolutions of our shareholders, and to make copies and take extracts from these documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material contracts

Acquisition of SIFT Capital Partners Limited

On May 24, 2018, AGM HK entered into an equity acquisition agreement with SIFT Capital Partners Limited (“SIFT”) and its shareholders to acquire 75% of SIFT’s equity. In exchange, AGM HK agreed to pay the shareholders of SIFT a total of HK$6,000,000 (approximately $764,759 based on exchange rate of 7.8456 on May 24, 2018) (the “Purchase Price”). AGM HK has also made an initial payment of twenty percent (20%) of the Purchase Price (the “SIFT Deposit”). A thirty percent (30%) of the Purchase Price would be paid after the completion of legal and financial due diligence, and the remaining fifty percent (50%) would be paid after Securities and Futures Commission of Hong Kong (“SFC”) approved the transaction and the Amendment to the Articles of Association of SIFT was recorded. If the SFC approval is not granted, the agreement would be deemed canceled and payments made would be returned to AGM HK.

SIFT is an asset manager established under the laws of Hong Kong and has been licensed under the Securities and Futures Commission (“SFC”) of Hong Kong since October 2013.  SIFT is authorized by the SFC to manage a portfolio of securities or futures contracts for clients and to manage funds on a discretionary basis. Since its establishment, SIFT has been committed to practicing under the Hong Kong financial regulatory authority and helping its Chinese clients achieve their goals in terms of outbound investments in the fields of securities, fixed income and private equity.  Benefiting from the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect respectively in 2014 and in 2016, SIFT broadened its investment scope and research to cover listed companies in both Shanghai and Shenzhen Stock Exchanges.

Acquisition of AGM Global Asset Management Ltd.

On May 25, 2018, AGM Group entered into an equity acquisition agreement with Alpha Growth Management Co., Ltd. (“Alpha Growth”), the sole shareholder of AGM Global Asset Management Ltd. (“AGM Global”), to acquire 100% equity interest in AGM Global. In exchange, we agree to pay Alpha Growth a total of $22,635. We have paid Alpha Growth $11,317.5, which is 50% of the total amount. Prior to the transaction, 75% of the issued and outstanding shares of Alpha Growth was owned by Wenjie Tang, our Chief Executive Officer and director, and 25% by Yufeng Mi, our Chief Technology Officer. As a result, the transaction is deemed a related party transaction.

AGM Global was incorporated under the laws of Cayman Islands. AGM Global is not conducting any business currently, we plan to engage in investment fund business through AGM Global in the future.

Investment in Matrix International Group Inc.

On July 23, 2018, AGM Group entered into an equity acquisition agreement with certain shareholder of Matrix International Group Inc. (“Matrix”), a Canadian start-up company providing currency exchange platform services and related software solutions for individual and business clients, to acquire 5% equity interest in Matrix.

Investment in Guochuang Shenzhen Investment Co. Ltd.

On August 8, 2018 AGM Beijing entered into an investment agreement with Guochuang Shenzhen Investment Co. Ltd. (“Guochuang”) and its shareholders to invest RMB 2,500,000 (approximately $36,5802 based on exchange rate of 6.8343 on August 8, 2018) in Guochuang’s equity, giving AGM Beijing 20% ownership of Guochuang. Guochuang was incorporated under the laws of People’s Republic of China. Yufeng Mi, our Chief Technology Officer, held 40% and 32% of Guochuang’s equity interest before and after AGM Beijing’s investment, respectively. As a result, the transaction is deemed a related party transaction.

Transfer of Equity Interest of AGM Group Ltd.

On September 5, 2018, AGM Holdings and its Chairman, Zhentao Jiang, entered into an equity acquisition agreement, pursuant to which AGM Holdings sold to Mr. Jiang 90% equity interest in AGM Group Ltd. (“AGM Belize”), a Belize company, for $450,000, which is 90% of AGM Belize’s estimated value of $500,000. See “Item 4. Information on the Company – Discontinued Services”

D. Exchange controls

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these registration requirements have registered with the Beijing SAFE branch and/or qualified banks to reflect the recent changes to our corporate structure.

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

As of the latest fiscal year ended December 31, 2018, we had immaterial derivative financial instruments (open FX positions with a total fair value of $0) and did not have any derivative commodity instruments. Our other financial instruments, including cash and cash equivalents, transaction monetary assets held for clients, net accounts receivable, prepaid expenses and other current assets, accounts payable, deposits payable, accrued expenses and other current liabilities, advance from customers, and income tax payable, are exposed to certain market risk such as foreign currency risk and interest rate risk. Our overall risk management program focuses on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on our financial performance and position. Our other financial instruments primarily include cash and cash equivalents, accounts receivable and accounts payable for whose carrying values approximate to their fair value due to the short term nature of these balances. Therefore, we do not expect our other financial instruments to be exposed to material impacts from market risk. However, we have still summarized the relevant market risk and its potential impacts to our other financial instruments as below:

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

We estimated that as of December 31, 2018, a 10% appreciation/depreciation in RMB against the U.S. dollar would have resulted in an increase/decrease of $284,923 (2017: $866,873) to our financial liabilities denominated in RMB and would have resulted in a corresponding decrease/increase in our consolidated comprehensive income. As of December 31, 2018 and 2017, our financial assets denominated in RMB were material and therefore may be subject to material market risk.

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

As of December 31, 2018, we had cash and cash equivalents of $0. These cash and cash equivalents did not earn significant interest income due to low saving interest rates and therefore were not subject to material market risk. Should an immediate change to these interest rates by 100-basis points, it would have resulted in a change in market value of $0 to these cash and cash equivalents.

As of December 31, 2018, we had cash and cash equivalents of $7,865,345. These cash and cash equivalents did not earn significant interest income due to low saving interest rates and therefore were not subject to material market risk. Should an immediate change to these interest rates by 100-basis points, it would have resulted in a change in market value of $76,967 to these cash and cash equivalents.

As of December 31, 2018, we had a note payable from a related party. The balance of this note payable was $7,865,345 and interest free. The term of this loan is 78,653. As this loan is interest free, it is not subject to interest rate risk. We do not have any long-term loans or other long-term borrowings as of December 31, 2018.

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

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

Use of Proceeds

On April 13, 2018, we completed our initial public offering of 1,306,055 of our Class A ordinary shares, at an initial offering price of $5.00 per share. Network 1 Financial Securities, Inc. acted as our underwriter.

As of May 15, 2019, we have received gross proceeds approximately $6,503,275from our initial public offering. Except for our expenses relating to our IPO, we have used the proceeds in marking, software development and acquisition of other companies.

Item 15.	Controls and Procedures

(a)	Evaluation of Disclosure Controls and Procedures.

As of December 31, 2018, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2018, our disclosure controls and procedures were effective.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on its assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2018, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.	Controls and Procedures

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Company’s board of directors has determined that Fangjie Wang qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

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

MaloneBailey, LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2017, and 2016. JLKZ CPA LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2018. Audit services provided by MaloneBailey, LLP for fiscal years ended December 31, 2017 and 2016 and by JLKZ CPA LLP for fiscal year ended December 31, 2018 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

MaloneBailey, LLP’s fee for the annual audit and the period review of our financial statements for the fiscal years ended December 31, 2017 and period ended June 30, 2018 was $90,000.

JLKZ CPA LLP’s fee for the annual audit of our financial statements for the fiscal year ended December 31, 2018 was $125,000.

Audit-Related Fees

The Company has not paid MaloneBailey, LLP for audit-related services for the fiscal year ended December 31, 2017.

The Company has not paid JLKZ CPA LLP for audit-related services for the fiscal year ended December 31, 2018.

Tax Fees

The Company has not paid MaloneBailey, LLP for tax services for the fiscal year ended December 31, 2017.

The Company has not paid JLKZ CPA LLP for tax services for the fiscal year ended December 31, 2018.

All Other Fees

The Company has not paid MaloneBailey, LLP for any other services in fiscal year ended December 31, 2017.

The Company has not paid JLKZ CPA LLP for any other services in fiscal year ended December 31, 2018.

Audit Committee Pre-Approval Policies

Before JLKZ CPA LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by JLKZ CPA LLP have been so approved.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2018.

Item 16F.	Change in Registrant’s Certifying Accountant

On March 20, 2019, we dismissed its independent registered public accounting firm, MaloneBailey, LLP (“MaloneBailey”).

The report of MaloneBailey on the financial statements of the Company for the fiscal years ended December 31, 2017 and 2016, and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended December 31, 2017 and 2016 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company.

During our most recent fiscal year ended December 31, 2018 and through March 20, 2019, the date of dismissal, (a) there were no disagreements with MaloneBailey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MaloneBailey, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

On March 28, 2019, the Audit Committee and the Board of Directors of the Company ratified the appointment of JLKZ CPA LLP (“JLKZ”) as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended December 31, 2018 and December 31, 2017 and any subsequent interim periods through the date hereof prior to the engagement of JLKZ, neither the Company, nor someone on its behalf, has consulted JLKZ regarding:

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

●	Audit Committee: Fangjie Wang (Chair), Tingfu Xie, Jialin Liu

●	Compensation Committee: Jialin Liu (Chair), Tingfu Xie, Fangjie Wang

●	Nominating Committee: Tingfu Xie (Chair), Fangjie Wang, Jialin Liu

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

Audit Committee

Our Audit Committee consisted of Ms. Fangjie Wang, Mr. Jialin Liu and Mr. Tingfu Xie. Ms. Fangjie Wang is the chairman of our audit committee. We have determined that Ms. Fangjie Wang, Mr. Jialin Liu and Mr. Tingfu Xie satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our board of directors has determined that Ms. Wang qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Jialin Liu, Ms. Fangjie Wang and Mr. Tingfu Xie. Mr. Jialin Liu is the chairman of our compensation committee. We have determined that Mr. Jialin Liu, Ms. Fangjie Wang and Mr. Tingfu Xie satisfy the “independence” requirements under NASDAQ Rule 5605. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Nominating Committee

Our nominating committee consists of Mr. Tingfu Xie, Ms. Fangjie Wang and Mr. Jialin Liu. Mr. Tingfu Xie is the chairperson of our nominating committee. We have determined that Mr. Tingfu Xie, Ms. Fangjie Wang and Mr. Jialin Liu satisfy the “independence” requirements under NASDAQ Rule 5605. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Copy of our committee charters are also available on our website at www.agmgroup.com.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1(1)	Previous Memorandum and Articles of Association of AGM Group Holdings Inc.

1.2(1)	Amended and Restated Memorandum and Articles of Association of AGM Group Holdings Inc.

1.3(3)	International Financial Services Commission License to AGM Group LTD.

3.1*	List of Subsidiaries of the Registrant

10.1 (7)	Employment Agreement with Fangjie Wang

10.2 (5)	Employment Agreement with Jialin Liu

10.3 (5)	Employment Agreement with Tingfu Xie

10.4 (5)	Employment Agreement with Zhentao Jiang

10.5 (5)	Employment Agreement with Wenjie Tang

10.6 (5)	Employment Agreement with Yufeng Mi

10.7 (5)	Employment Agreement with Chengchun Zhang

10.8 (5)	Employment Agreement with Guofu Zhang

10.9 (5)	Independent Contractor Agreement between AGM Group Holdigns Inc. and Aventech Capital Inc.

10.10(2)	Advance Agreement between AGM Group Holdings Inc. and Zhengtao Jiang dated July 3, 2016

10.11(2)	Advance Agreement between Beiing AnGaoMeng Techonology Service Co., Ltd. and Zhengtao Jiang dated January 1, 2016

10.12(2)	Advance Agreement between Shenzhen AnGaoMeng Financial Technology Service Co., Ltd. and Zhengtao Jiang dated July 3, 2016

10.13(2)	Advance Agreement between Beiing AnGaoMeng Techonology Service Co., Ltd. and Wenjie Tang dated January 1, 2017

10.14(6)	Equity Transfer Agreement and Zhentao Jiang and Chenxi Shi dated November 18, 2016

10.15(2)	MT4 License Agreement between AGM Group Holdings Inc. and MetaQuotes Software Corp.

10.16(2)	MT5 License Agreement between AGM Group Holdings Inc. and MetaQuotes Software Corp.

10.17(8)	MT4 MT5 Software Platform Maintenance and Technology License Agreement between AGM Technology Limited and Yuenyu Industry Technology Co. Limited

Exhibit No.	Description of Exhibit

10.18(8)	Form MT4 MT5 Software Platform Maintenance and Technology License Agreement

10.19(9)	English translation of Equity Acquisition Agreement between AGM Technology Limited, SIFT Capital Partners Limited, and its shareholders, dated May 24, 2018

10.20(9)	English translation of Equity Acquisition Agreement between AGM Group Holdings Inc. and Alpha Growth Management Co., Ltd., dated May 25, 2018

10.20(10)	English Translation of the Investment Agreement between AnGaoMeng Technology Service Co., Ltd., Guochuang Shenzhen Investment Co. Ltd., and its shareholders, dated August 8, 2018

10.20(11)	Equity Acquisition Agreement by and among Zhentao Jiang, AGM Group Holdings Inc., and AGM Group Ltd., dated September 5, 2018

11.1(4)	Code of Business Conduct and Ethics

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to the Form F-1 filed with the SEC on May 15, 2017

(2)	Incorporated by reference to the Form F-1/A filed with the SEC on July 21, 2017

(3)	Incorporated by reference to the Form F-1/A filed with the SEC on August 29, 2017

(4)	Incorporated by reference to the Form F-1/A filed with the SEC on September 19, 2017

(5)	Incorporated by reference to the Form F-1/A filed with the SEC on September 28, 2017

(6)	Incorporated by reference to the Form F-1/A filed with the SEC on October 12, 2017

(7)	Incorporated by reference to the Form 6-K filed with the SEC on January 9, 2019

(8)	Incorporated by reference to the Form 20-F filed with the SEC on April 30, 2018

(9)	Incorporated by reference to the Form 6-K filed with the SEC on May 30, 2018

(10)	Incorporated by reference to the Form 6-K filed with the SEC on August 16, 2018

(11)	Incorporated by reference to the Form 6-K filed with the SEC on September 18, 2018

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGM GROUP HOLDINGS INC.

By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer (Principal Executive Officer)

Date: May 15, 2019

AGM GROUP HOLDINGS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of

AGM Group Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of AGM Group Holdings, Inc. and subsidiaries (collectively, the “Company”) as of December 31, 2018, and the related consolidated statement of operations, stockholders’ equity, and cash flow for each of the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flow for each of the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company had incurred substantial losses during the year, which raises substantial doubt about its ability to continue as a going concern. Management’s plan in regards to these matters are described in Note 3. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ JLKZ CPA LLP

JLKZ CPA LLP

Flushing, New York

May 15, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AGM Group Holdings Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of AGM Group Holdings Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2017, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity (deficit), and cash flows for the years ended December 31, 2017 and 2016. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of their operations and their cash flows for the years ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Houston, Texas

April 30, 2018

AGM GROUP HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2018	2017

ASSETS
Cash and cash equivalents	$7,865,345	$4,628,392
Accounts receivable, net	-	411,070
Accounts receivable - related party	-	172,237
Prepaid expenses and other current assets	532,289	398,536
Assets of discontinued operations	-	15,932,083
Total current assets	8,397,634	21,542,318
Investments	341,045	-
Property and equipment, net	97,933	99,630
Intangible assets, net	13,073	3,104,128
Total assets	$8,849,685	$24,746,076

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$79,650	$12,963
Accrued expenses and other payables	1,703,134	1,029,149
Income tax payable	-	5,306
Due to related parties	1,347,981	60,851
Notes payable - related parties	-	1,301,534
Liabilities of discontinued operations	-	14,218,356
Total current liabilities	3,130,765	16,628,159
Total liabilities	3,130,765	16,628,159

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 21,316,055 and 20,010,000 shares issued and outstanding as of December 31, 2018 and 2017, respectively)	21,316	20,010
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 11,910,000 and 11,910,000 shares issued and outstanding as of December 31, 2018 and 2017, respectively)	11,900	11,900
Additional paid-in capital	7,695,605	1,968,100
Retained earnings	(2,313,312)	6,099,419
Accumulated other comprehensive income	303,411	18,488
Total shareholders’ equity	5,718,920	8,117,917
Total liabilities and shareholders’ equity	$8,849,685	$24,746,076

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2018	2017	2016

Revenues
Service revenues	$3,871,812	$10,256,905	$4,161,907
Service revenues - related parties	1,240,708	2,170,838	2,720,936
Total Revenues	5,112,520	12,427,743	6,882,843
Cost of Revenues
Cost of revenues	1,653,028	3,348,681	2,300,572
Total cost of revenues	1,653,028	3,348,681	2,300,572

Gross profit	3,459,492	9,079,062	4,582,271

Operating expenses
Selling, general & administrative expenses	3,876,872	2,931,469	1,842,079
Research and development expenses	1,028,249	398,188	289,487
Bad debt expenses	923,217	35,000	-
Total operating expenses	5,828,338	3,364,657	2,131,566

(Loss) income from operations	(2,368,846)	5,714,405	2,450,705

Other income (expenses)
Other income	534,246	19,358	599
Other expense	(511,908)	(13,336)	(2,351)
Loss on equity method investment	(35,174)	-	-
Total other (expense) income	(12,836)	6,022	(1,752)

(Loss) income from continued operations before provision of income taxes	(2,381,682)	5,720,427	2,448,953
Provision for income taxes	(595,421)	1,300,894	783,382

Net (loss) income from continued operation	(1,786,261)	4,419,533	1,665,571

Discontinued operation
(Loss) gain from discontinued operation, net of income tax	(11,698,538)	(519,642)	684,577
Gain from disposal	5,072,068	-	-
Loss from discontinued operation, net of income tax	(6,626,470)	(519,642)	684,577

Net (loss) income	$(8,412,731)	$3,899,891	$2,350,148

Comprehensive income
Net (loss) income	$(8,412,731)	$3,899,891	$2,350,148
Other comprehensive income
Foreign currency translation adjustment	284,923	(29,664)	41,953
Total comprehensive income	$(8,127,808)	$3,870,227	$2,392,101

Earnings per common share
Continuing operations - Basic and Diluted	$(0.09)	$0.22	$9.55
Discontinued operations - Basic and Diluted	(0.31)	(0.03)	3.93

Net (loss) income per common share - basic and diluted	$(0.41)	$0.19	$13.48

Weighted average common shares outstanding
Basic	20,951,074	20,010,000	174,384
Diluted	20,951,074	20,010,000	174,384

The accompanying notes are an integral part of these consolidated financial statements

AGM Group Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Class A Ordinary Share	Class B Ordinary Share	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2015	10,000	-	$10	$-	$-	(150,620)	$6,199	$(144,411)
Net income						2,350,148		2,350,148
Issuance of common stock for cash	20,000,000	11,900,000	20,000	11,900	1,968,100			2,000,000
Foreign currency translation adjustment							41,953	41,953
Balance, December 31, 2016	20,010,000	11,900,000	$20,010	$11,900	$1,968,100	$2,199,528	$48,152	$4,247,690
Net income	-		-			3,899,891	-	3,899,891
Foreign currency translation adjustment	-		-			-	(29,664)	(29,664)
Balance, December 31, 2017	20,010,000	11,900,000	$20,010	$11,900	$1,968,100	$6,099,419	$18,488	$8,117,917
Net income						(8,412,731)		(8,412,731)
Issuance of common stock for cash	1,306,055		1,306		5,727,505			5,728,811
Foreign currency translation adjustment				-	-		284,923	284,923
Balance, December 31, 2018	21,316,055	11,900,000	$21,316	$11,900	$7,695,605	$(2,313,312)	$303,411	$5,718,920

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2018	2017	2016
Cash flows from operating activities
Net (loss) income	$(8,412,731)	$3,899,891	$2,350,148
Net (loss) income from discontinued operations, net of tax	(6,626,470)	(519,642)	684,577
Net (loss) income from continuing operations	(1,786,261)	4,419,533	1,665,571
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	382,680	246,529	25,984
Gain from disposal of subsidiary	(450,000)	-	-
Bad debt expense	923,217	35,000	-
Loss on equity method investment	35,174	-	-
Changes in operating assets and liabilities:
Accounts receivable, net	411,070	816,770	(1,262,840)
Accounts receivable - related parties	168,937	74,763	(247,000)
Prepaid expense and other current assets	(1,065,753)	(123,030)	(136,629)
Other assets, non-current	-	77,623	(78,955)
Accounts payable	66,687	(159,490)	9,658
Advance from customers	-	(201,827)	201,827
Accrued expenses and other payables	(761,037)	238,510	1,324,101
Income tax payable	-	5,110	-
Net cash (used in) provided by operating activities from continuing operations	(2,075,286)	5,429,491	1,501,717
Net cash (used in) provided by operating activities from discontinued operations	(757,948)	1,134,056	110,788
Net cash (used in) provide by operating activities	(2,833,234)	6,563,547	1,612,505

Cash flows from investing activities
Purchase of property and equipment	(57,506)	(44,308)	(55,703)
Purchase of intangible assets	-	(1,359,382)	(1,731,146)
Acquisition of investment	(377,952)	-	-
Net cash used in investing activities from continuing operations	(435,458)	(1,403,690)	(1,786,849)
Net cash used in investing activities from discontinued operations	-	-	-
Net cash used in investing activities	(435,458)	(1,403,690)	(1,786,849)

Cash flows from financing activities
Common shares issued for cash	5,728,811	1,170,000	830,000
Proceeds from related parties	9,293,654	4,032,044	3,766,201
Repayments to related parties	(8,959,411)	(6,699,036)	(195,228)
Net cash provided by (used in) financing activities from continuing operations	6,063,054	(1,496,992)	4,400,973
Net cash used in financing activities from discontinued operations	-	(127,195)	-
Net cash provided by (used in) financing activities	6,063,054	(1,624,187)	4,400,973

Effect of exchange rate changes on cash and cash equivalents	442,591	(63,208)	(11,381)
Net change in cash and cash equivalents	3,236,953	3,472,462	4,215,248
Cash and cash equivalents, beginning of the year	4,628,392	4,224,237	8,989
Cash and cash equivalents, end of the year	7,865,345	7,696,699	4,224,237
Less cash and cash equivalents of discontinued operations–end of period	-	3,068,307	2,577,983
Cash and cash equivalents of continuing operations–end of period	$7,865,345	$4,628,392	$1,646,254

Supplemental cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

Non-cash investing and financing activities
Common stock issued on credit	$419,645	$-	$1,170,000
Expense paid by related party	$-	$142,085	$352,301

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

AGM Group Holdings Inc. (“AGM Holdings”) was incorporated on April 27, 2015 under the laws of the British Virgin Islands. AGM Holdings is a holding company and do not own any material assets or liabilities other than holding equity interest of multiple entities and certain cash and cash equivalents.

On May 21, 2015, AGM Holdings incorporated a wholly owned subsidiary, AGM Technology Limited (“AGM HK”) in Hong Kong. AGM HK provides advanced online trading service for financial institutions in Asian areas.

On August 28, 2015, AGM Holdings incorporated AGM Group Ltd (“AGM Belize”), a Belize limited liability company. Prior to September 5, 2018, AGM Belize as a subsidiary of AGM Holdings engaged in forex trading brokerage service with a license provided by the International Financial Services Commission of Belize (“IFSC”). On September 5, 2018, AGM Holdings sold 90% equity of AMG Belize to Mr. Zhentao Jiang, a related party, for a sales price of $450,000 (see Note 3).

On October 13, 2015, AGM HK incorporated a Chinese limited liability subsidiary, Shenzhen AnGaoMeng Financial Technology Service Co., Ltd. (“AGM Shenzhen”), for the purpose of being a holding company for the equity interests in People’s Republic of China (“PRC”).

On November 13, 2015 and September 28, 2016, AGM Shenzhen incorporated two wholly owned Chinese limited liability subsidiaries, Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”), and Nanjing Xingaomeng Software Technology Co., Ltd. (AGM Nanjing”), respectively. AGM Shenzhen did not conduct any operations or own any material assets or liabilities except cash and cash equivalents, while holding 100% of the equity interests in AGM Beijing and AGM Nanjing. AGM Beijing principal activities include (i) Online Trading and Computer Support Service and (ii) Program trading application technology and management service. AGM Nanjing principal activities include (i) software design, technology transfer, technology consulting, technology promotion and (ii) data processing.

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

On May 24, 2018, AGM Holdings completed the acquisition of 100% of the equity of AGM Global Asset Management Limited (“AGM Global”), under the law of Cayman Islands. AGM Global is a wholly-owned subsidiary of AGM Holdings and its primary activity is to provide online marketing on a global scale, especially the greater China area. The purchase price was $22,635.

As a result, AGM HK, AGM Belize, AGM Shenzhen, AGM Beijing, AGM Nanjing, AGM Software, AMG UK, AGM Australia, AGMClub, and AGM Global are referred to as subsidiaries. AGM Holdings and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

The Company is a knowledge and technology intensive company and principally engaged in two core businesses: (1) providing online trading platform application and computer program technical support and solution service (“Online Trading and Computer Support Service”); and (2) providing program trading application technology and management service. On September 5, 2018, the Company disposed its discontinued operation of forex trading brokerage service operated under AGM Belize.

Note 2 - SUMMARY OF SIGNIFICANT POLICIES

Basis of Presentation

The Company is on a fiscal year ending December 31; as such the year ended December 31, 2018 is referred to as “fiscal 2018”, the year ended December 31, 2017 is referred to as “fiscal 2017”, and the year ended December 31, 2016 is referred to as “fiscal 2016”.

The accompanying consolidated financial statements are in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the U.S. Securities and Exchange Commission (“SEC”) rules. The Company included all adjustments that are necessary for the fair presentation of our financial position, results of operations, and cash flows for the periods presented. This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in the PRC (“PRC GAAP”), the accounting standards used in the places of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company to present them in conformity with U.S. GAAP.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts for AGM Holdings and all its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Company includes the following:

●	AGM Group Holdings Inc., a British Virgin Islands company limited by shares (“AGM Holdings”);

●	AGM Technology Limited, a Hong Kong SAR limited company (“AGM HK”) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Group Ltd., a Belize limited liability company (“AGM Belize”) and formerly a wholly-owned subsidiary of AGM Holdings. It’s discontinued operation since the Company sold 90% of its equity to Mr. Zhentao, a related party, on September 5, 2018;

●	Shenzhen AnGaoMeng Financial Technology Service Co., Ltd. (“AGM Shenzhen”), a wholly foreign-owned enterprise (“WFOE”) formed under the laws of the People’s Republic of China (the “PRC”) and a wholly-owned subsidiary of AGM HK;

●	Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”), a PRC company and a wholly-owned subsidiary of AGM Shenzhen;

●	Nanjing XinGaoMeng Software Technology Co., Ltd. (“AGM Nanjing”), a PRC company and a wholly-owned subsidiary of AGM Shenzhen;

●	AGM Software Service LTD (“AGM Software”), a British Virgin Islands company limited by shares and a wholly-owned subsidiary of AGM Holdings;

●	AGMTrade UK LTD (“AGM UK”), a company incorporated under the law of England and Wales, limited by shares and a wholly-owned subsidiary of AGM Holdings;

●	AGM Trade Global PTY LTD (“AGM Australia”), an Australia company, limited by shares and a wholly-owned subsidiary of AGM Holdings;

●	AGMClub Service Limited (“AGMClub”), a Hong Kong SAR limited company and a wholly-owned subsidiary of AGM Holdings.

●	AGM Global Asset Management Limited (“AGM Global”), a Cayman limited company and a wholly-owned subsidiary of AGM Holdings.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of AGM Holdings, AGM Belize, AGM HK, AGM Software, AGM UK, AGM Australia, AGMClub, and AGM Global are United States dollar. The functional currency of AGM Beijing, AGM Shenzhen and AGM Nanjing are Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of income.

The consolidated balance sheet balances, with the exception of equity at December 31, 2018, 2017 and 2016 were translated at RMB6.8764, RMB6.5064 and RMB6.9437 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the year ended December 31, 2018, 2017 and 2016 were RMB6.6146, RMB6.7570 and RMB6.6430 to $1.00, respectively.

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

Cash and cash equivalents

Cash and cash equivalents are financial assets that are either cash or highly liquid investments with an original maturity term of 90 days or less. At December 31, 2018, the Company’s cash equivalents primarily consist cash in various financial institutions.

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

Cost method investment

Investments in which the Company does not have the ability to exercise significant influence and does not have any control (generally 0-20 percent ownership), are accounted for under the cost method of accounting and are included in the long-term assets on the consolidated balance sheets. The Company evaluates its cost method investment whenever events or changes in circumstance indicate that the carrying amounts of such investment may be impaired. If a decline in the value of a cost method investment is determined to be other than temporary, a loss is recorded in the current period.

Equity method investment

Investments in which the Company has the ability to exercise significant influence, but do not control, are accounted for under the equity method of accounting and are included in the long-term assets on the consolidated balance sheets. Under this method of accounting, the Company’s share of the net earnings or losses of the investee is presented below the income tax line on the consolidated statements of operations. The Company evaluates its equity method investment whenever events or changes in circumstance indicate that the carrying amounts of such investment may be impaired. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in the current period.

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

Revenue Recognition

The Company adopted ASU 2014-09, Topic 606 on January 1, 2018, using the modified retrospective method. ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company derived revenues through two operating lines: (i) Online Trading and Computer Support Service; and (ii) program trading application technology and management service. Prior to September 5, 2018, the Company also derived revenues by conducting forex trading brokerage business.

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

The Company record revenues from Online Trading and Computer Support Service and program trading application technology and management service as service revenues.

Revenue from forex trading brokerage business includes forex trading brokerage fees and commissions which are recorded as discontinued operations

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

Research and Development Expenses

Research and development costs are expensed as incurred. The costs primarily consist of the wage expenses incurred to continuously improve and upgrade the Company’s services. Research and development expenses of the years ended December 31, 2018, 2017 and 2016 were $993,220, $398,188 and $289,487, respectively.

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

Interests and penalties related to unrecognized tax benefits are recorded in Provision for income taxes of the Consolidated Statements of Operations and Comprehensive Income.

Comprehensive Income

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income include net income and foreign currency translation adjustments. For the years ended December 31, 2018, 2017 and 2016, the only component of accumulated other comprehensive income was foreign currency translation adjustments.

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

Earnings per Ordinary Share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted-average number of ordinary shares outstanding and dilutive potential ordinary shares during the period.

Selling and Marketing

Selling and marketing costs are related to promoting, advertising, and other marketing activities, and are expensed as incurred. For the years ended December 31, 2018, 2017 and 2016, the selling and marketing expenses were $91,468, $695,412 and $0, respectively.

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

Recently Issued Accounting Pronouncements

In March 2019, the FASB issued ASU 2019-01, Leases (Topic 842) Codification Improvements, which provides clarification on implementation issues associated with adopting ASU 2016-02. The implementation issues noted in ASU 2019-01 include determining the fair value of the underlying asset by lessors that are not manufacturers or dealers, presentation on the statement of cash flows for sales-type and direct financing leases, and transition disclosures related to Topic 250, Accounting Changes and Error Corrections. We will apply the guidance, if applicable, as of January 1, 2019, the date we adopted ASU 2016-02. We are currently evaluating the impact of this ASU on our financial position, results of operations, cash flows, or presentation thereof.

In October 2018, the FASB issued ASU 2018-17, Targeted Improvements to Related Party Guidance for Variable Interest Entites, that changes the guidance for determining whether a decision-making fee paid to a decision makers and service providers are variable interests. The guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, with early adoption permitted. We will adopt this standard on its effective date of January 1, 2020. We do not expect the adoption of this ASU to have a material impact on our consolidated financial position, results of operations, cash flows, or presentation thereof.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. We will adopt this standard on its effective date of January 1, 2020. We are currently evaluating the impact of this ASU on our financial position, results of operations, cash flows, or presentation thereof.

In August 2018, the FASB issued ASU 2018-13 to modify the disclosure requirements on fair value measurements. The amendments are effective beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until the effective date. Most amendments should be applied retrospectively, but certain amendments will be applied prospectively. The Company is in the process of assessing the impact of the standard on the Company’s fair value disclosures. However, the standard is not expected to have an impact on the Company’s consolidated financial position, results of operations and cash flows.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, we have not determined whether implementation of such proposed standards would be material to our consolidated financial statements.

Note 3 – GOING CONCERN

Substantial doubt about the Company’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued. Our current operating results indicate that substantial doubt exists related to the Company’s ability to continue as a going concern. We believe that the new online trading training education platforms and upgraded online trading & computer software and supporting programs may mitigate the substantial doubt raised by our current operating results and satisfying our estimated liquidity needs 12 months from the date of the financial statements. However, we cannot predict, with certainty, the outcome of our actions to generate liquidity, including the availability of additional debt financing, or whether such actions would generate the expected liquidity as currently planned.

Note 4 – DISCONTINUED OPERATION

On September 5, 2018, the Company sold 90% equity of wholly owned subsidiary AMG Belize to Mr. Zhentao Jiang (the “Buyer”), a related party, at a sales price of $450,000 (the “Transfer Price”). Pursuant to an equity transfer agreement, the Buyer shall pay the Transfer Price in available cash to the seller’s designated bank account. A 20% initial payment shall be paid by the Buyer within five working days upon the signing of the Agreement. A 30% shall be paid by the Buyer after the completion of legal and financial due diligence, and the remaining 50% shall be paid after the approval by The International Business Company Registry of Belize.

Prior to September 5, 2018, AGM Belize engaged in the forex trading brokerage service with a license provided by the International Financial Services Commission of Belize (“IFSC”) under the license number IFSC/60/448/FX/17 (the “IFSC License”). It also provided its users with trading in spot precious metals and spot oil as these commodities are conventionally categorized as spot forex. The Company also operated a social trading network platform under AGMTrade, on which users were able to participate in various trading programs through brokerage services offered by AGM Belize.

In June 2018, the local government of the People’s Republic of China initiated certain policy change that it would no longer support forex-trading related business in China. As a result, access to certain accounts holding of the funds deposits payable have been held in constrain by local regulators due to this policy change. The Company voluntarily ceased its forex trading brokerage business and suspended such activities on AGMTrade, a social network platform operated by other subsidiaries of the Company, as they would fall within the scope of the government initiative.

Pursuant to equity transfer agreement dated September 5, 2018, AGM Belize has ceased to be a wholly-owned subsidiaries of the Company. Additionally, the Company has ceased to provide forex trading brokerage business. As a result, the Company’s current shareholders will no longer benefit from any increase in the value, nor will they bear the risk of any decrease in the value, of the forex trading brokerage business.

The Company will continue to operate its (i) Online Trading and Computer Support Service and (ii) program trading application technology and management service. In addition, the Company has been actively exploring new business lines and revenue streams through its investment in new business initiatives and potential merger and acquisition opportunities.

The Company is developing a commodity trading software to be launched in September 2019. We aim to offer to small and medium sized financial institutions in China with solutions that could enhance the efficiency of their trading systems. The Company is planning to charge subscription fee for our future trading software.

Pursuant to ASC Topic 205-20, Presentation of Financial Statements - Discontinued Operations, the results of operations for the years ended December 31, 2018 and 2017 from AGM Belize have been classified to loss from discontinued operations line on the accompanying consolidated statements of operations and comprehensive loss presented herein. The assets and liabilities also have been classified as discontinued operations in the Company’s consolidated financial statements as of December 31, 2018 and 2017.

The carrying amount of the major classes of assets and liabilities of discontinued operation as of December 31, 2018 and 2017 consist of the following:

	December 31, 2018	December 31, 2017
Assets of discontinued operation:
Current assets:
Cash and cash equivalents	$-	$3,068,307
Transaction monetary assets	-	12,522,240
Mark to market asset for open trading positions	-	241,336
Other receivables	-	100,200
Total assets of discontinued operation	$-	$15,932,083

Liabilities of discontinued operation:
Current liabilities:
Deposition in the Margin	$-	$12,522,240
Mark to market liability for open trading positions	-	106,502
Other payables	-	1,589,614
Total liabilities of discontinued operation	$-	$14,218,356

The summarized operating result of discontinued operation included in the Company’s consolidated statements of operation consist of the following:

	Years Ended December 31,
	2018	2017	2016
Revenues	$486,244	$315,194	$821,977
Cost of revenues	400,513	392,671	77,000
Gross profit	85,732	(77,477)	744,977
Operating expenses	(11,844,769)	(562,559	(59,068)
Other income (expenses), net	60,499	120,394	(1,332)
Loss before income tax	(11,698,538)	(519,642)	684,577
Income tax expense	-	-	-
Loss from discontinued operation	(11,698,538)	(519,642)	684,577
Gain from disposal, net of tax	5,072,068	-	-
Total loss from discontinued operations, net of income taxes	$(6,626,470)	$(519,642)	$684,577

The Company recognized impairment loss on intangible assets of $2,711,535 when the Company decided to discontinue AGM Belize’s operation.

The Company realized a gain of $450,000 from the disposal of 90% equity of AGM Belize with an investment cost basis of $0. The Company also realized a gain of $4,172,068 resulted from 90% of liabilities being assumed by the acquirer pursuant to the equity transfer agreement. Together, the Company recognized a total gain on disposal of operation of $5,072,068 for the year ended December 31, 2018.

The Company recognized the remaining 10% equity in AGM Belize under cost method investment.

Note 5 - ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consist of the following:

	December 31, 2018	December 31, 2017
Accounts receivable	$923,217	$446,070
Less: allowance for doubtful accounts and write-offs	(923,217)	(35,000)
Accounts receivable, net	$-	$411,070

The changes in allowance for doubtful accounts consist of the following:

	December 31, 2018	December 31, 2017
Balance, beginning of the year	$35,000	$-
Provision for doubtful accounts	-	35,000
Uncollectible receivables written-off	888,217	-
Balance, end of the year	$923,217	$35,000

The Company determined write-offs all the Accounts receivables.

Note 6 - Prepaid expenseS and OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of prepaid expenses, other receivables, and deposits. Prepaid expenses principally include rent prepayments and prepaid advertising expenses. Deposits principally include license deposit and rent deposits.

As of December 31, 2018 and 2017 prepaid expenses and other current assets consisted of the following:

	December 31, 2018	December 31, 2017
Prepaid expenses	$383,0053	$224,941
Security deposits	43,280	159,330
Others	105,956	14,265
Total prepaid expenses and other current assets	$532,289	$398,536

Note 7 – INVESTMENTS

Investment Valuation

The Company continually reviews its investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as industry data, general economic conditions, cash flows forecasts or any recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value.

Cost method of investments

On September 5, 2018, the Company sold 90% equity of wholly owned subsidiary AMG Belize to Mr. Zhentao Jiang (the “Buyer”), a related party, at a sales price of $450,000 (the “Transfer Price”). The Company recognized the remaining 10% equity in AGM Belize under cost method investment of $0 as its initial investment was immaterial.

The Company evaluates its cost method investments in accordance to ASC 325-20-35. Impairment charges in connection with its cost method investments were $0 for the year ended December 31, 2018. The carrying amount of the investment was $0 at December 31, 2018.

Equity method of investments

On August 8, 2018, AGM Beijing entered into an investment agreement with the shareholders of Guochuang Shenzhen Investment Co. Ltd. (“Guochuang”) to invest RMB2,500,000 (approximately $365,802 at August 8, 2018) in Guochuang’s equity, for which AGM Beijing received a 20% interest. AGM Beijing made the full payment on August 5, 2018. Guochuang was incorporated under the laws of People’s Republic of China. Yufeng Mi, Chief Technology Officer of the Company, held 40% and 32% of Guochuang’s interest before and after AGM Beijing’s investment, respectively.

Guochuang is a limited liability company with private investment fund as its main business and original registered capital of RMB10,000,000. On the date of signing the agreement, the original shareholders of Guochuang totally hold 100% equity, and their respective paid-in capital amount and shareholding ratio are as follows:

Name	Subscribed capital contributions (RMB: Thousand)	Actual capital contributions (RMB: Thousand)	Shareholding Ratio (%)
Mi Yufeng	4,000	1,000	40%
Feng Ruicong	3,000	750	30%
Wang Jingbei	3,000	750	30%
Total	10.000	2.500	100%

Pursuant to Investment Agreement, the original shareholders of Guochuang agree to the investment made by AGM Beijing in the form of subscribing RMB2,500,000 of new registered capital. Upon the completion of the proposed transaction, the registered capital of Guochuang shall be increased to RMB12,500,000, and AGM Beijing shall hold 20% registered capital of Guochuang. Upon the completion of the transaction, each shareholder’s equity in Guochuang is as follows:

Name	Subscribed capital contributions (RMB: Thousand)	Actual capital contributions (RMB: Thousand)	Shareholding Ratio (%)
Mi Yufeng	4,000	1,000	32%
Feng Ruicong	3,000	750	24%
Wang Jingbei	3,000	750	24%
AGM Beijing	2,500	2.500	20%
Total	12,500	5,000	100%

From August 8, 2018 to December 31, 2018, the Company recognized loss from Guochuang in the amount of $35,174. At December 31, 2018, Guochuang’s assets consisted of cash, prepaid expense and other current and fixed assets of approximately $160,000, $34,000, $2,000 and $16,000, respectively, and had total liabilities of approximately $7,000.

The Company evaluates its equity method investments in accordance to ASC 325-20-35. Impairment charges in connection with its cost method investments were $0 for the year ended December 31, 2018. The carrying amount of the investment was $341,045 at December 31, 2018.

Note 8 - PROPERTY AND EQUIPMENT, NET

As of December 31, 2018 and 2017, property and equipment, net consisted of the following:

	December 31, 2018	December 31, 2017
Electronic equipment	$174,444	$128,857
Office equipment	15,240	13,152
Total property and equipment	189,684	142,009
Less: accumulated depreciation	(91,751)	(42,379)
Total property and equipment, net	$97,933	$99,630

Depreciation expenses for the fiscal years ended December 31, 2018, 2017 and 2016 were $53,697, $30,349 and $10,638, respectively. There was no impairment recorded for these property and equipment for the years ended December 31, 2018, 2017 and 2016.

Note 9 - INTANGIBLE ASSETS, NET

As of December 31, 2018 and 2017, intangible assets, net consisted of the following:

	December 31, 2018	December 31, 2017
Management Supporting System	$-	$626,717
User Office Management Software	-	567,029
Multi Account Trading System	-	686,404
MTK Club Management System	-	534,858
MTK Multi Trading Commissions System	-	560,986
MTK Office Management System	-	353,498
AGM domain name	14,800	14,800
Total intangible assets	14,800	3,344,292
Less: accumulated amortization	(1,727)	(240,164)
Total intangible assets, net	$13,073	$3,104,128

For the fiscal years ended December 31, 2018, 2017 and 2016, amortization expenses amounted to $328,983, $216,180 and 15,346, respectively.

At December 31, 2018, 2017 and 2016, the Company conducted an impairment assessment on intangible asset based on the guidelines established in ASC 360 to determine the estimated fair market value intangible asset as of December 31, 2018, 2017 and 2016.

In September 2018, the Company has ceased to provide forex trading brokerage business. The Company determined that the carrying value exceeded the fair market value on certain intangible assets formerly used in the Company’s forex trading brokerage business. Accordingly, the Company recorded impairment charges on intangible assets of $2,711,535 as discontinued operation for the year ended December 31, 2018. The Company did not record impairment charges on intangible asset for the year at December 31, 2017 and 2016.

Note 10 - RELATED PARTY TRANSACTIONS

Related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Zhentao Jiang	Director and principal shareholder
Wenjie Tang	Chief Executive Officer (“CEO”), Director, and shareholder
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
Bin Liu	Former Chief Risk Officer (“CRO”)
Guofu Zhang	Chief Financial Officer (“CFO”)
Chengchun Zhang	Chief Operational Officer (“COO”) and principal shareholder
IIG Ltd.	Company under common control of Zhentao Jiang
Firebull Holdings Limited	Company under common control of Wenjie Tang and Chengchun Zhang
Nanjing Yunxinhe Software Technology Co., Ltd.	Company formerly controlled by Zhentao Jiang and still significantly influenced by Zhentao Jiang
Anyi Network Inc.	Company where Guofu Zhang assumed a key management position
Beijing Maiteke Technology Co., Ltd.	Company where Wenjie Tang assumed a key management position
Northnew Management Limited	Company under common control of Zhentao Jiang

i) Revenues from related party and accounts receivable from related party

The Company provides online trading access software application service to IIG Ltd. For the years ended December 31, 2018, 2017 and 2016, the Company generated related party revenues from IIG Ltd. in the amount of $1,240,708, $2,170,838 and $2,720,936, respectively. The related party accounts receivable with IIG Ltd. amounted to $0, $172,237, and $247,000 as of December 31, 2018, 2017 and 2016, respectively.

(ii) Subscription receivables

Subscription receivable of $740,000 as of December 31, 2016 represents the Company’s outstanding share subscription receivable owned from Chengchun Zhang and other managements and principal shareholder of the Company. The receivables were collected as of May 11, 2017. Refer to Note 14 for further discussion

iii) Acquisition of AGM Global Asset Management Ltd.

On May 25, 2018, the Company purchased AGM Global Asset Management Ltd from a third-party entity which was owned by two related parties: Mr. Wenjie Tang, Chief Executive Officer, and Mr. Yufeng Mi, Chief Technology Officer.

On May 30, 2018, the Company’s subsidiary, AGM HK paid 50% of total purchase price of $22,635 and the remaining balance of $11,318 was recorded as due to related parties at December 31, 2018.

(iv) Notes payable – related parties and due to related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of December 31, 2018 and 2017, notes payables - related parties and due to related parties consisted the following:

	December 31, 2018	December 31, 2017
Zhentao Jiang	$-	$-
Wenjie Tang	-	1,301,534
Total notes payable - related parties	-	1,301,534

Zhentao Jiang	1,307,264	-
Wenjie Tang	11,318	19,949
Guofu Zhang	29,399	40,902
Total due to related parties	1,347,981	60,851
Total	$1,347,981	$1,362,385

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses paid by related parties on behalf of the Company. These amounts are interest free, unsecured and repayable on demand.

For the year ended December 31, 2018, Zhentao Jiang, Guofu Zhang, Wenjie Tang and their related companies paid operating expenses on behalf of the Company of $419,645. For the year ended December 31, 2017, Zhentao Jiang, Wenjie Tang, Guofu Zhang, and Bin Liu paid operating expenses on behalf of the Company of $142,085.

The Company entered into an advance agreement with Wenjie Tang, allowing the Company to borrow unsecured and interest-free loans on January 1, 2017. The balances and material terms of the advance agreements are summarized below:

●	The amount authorized for borrowing shall not exceed RMB15,000,000 (approximately $2,305,000).

●	The loan is interest-free and payable on December 31, 2018.

●	The term of the loan is two years from January 1, 2017 to December 31, 2018.

●	The balance was $0 and $1,301,534 as of December 31, 2018 and 2017, respectively.

The Company borrowed $8,581,150, $4,032,044, and $3,766,201 from related parties in the years ended December 31, 2018, 2017 and 2016, respectively, and repaid $6,837,611, $6,826,231, and $195,228 in the years ended December 31, 2018, 2017 and 2016, respectively.

As of December 31, 2018, the balance owed to Zhentao Jiang, Wenjie Tang and Guofu Zhang amounted to $1,307,264, $11,318 and $29,399, respectively. As of December 31, 2017, the balance owed, to Zhentao Jiang, Wenjie Tang and Guofu Zhang amounted to $0, $1,321,483 and $40,902, respectively.

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

Hong Kong

AGM HK and AGMClub are incorporated in Hong Kong and incurred net losses for the years ended December 31, 2018 and 2017. AGM HK and AGMClub are subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong or 8.25% if the net profit under $2,000,000 for 2018 and future. Taxable operating loss incurred by companies incorporated in Hong Kong are allowed to be carried forward indefinitely.

United Kingdom

AGM UK is incorporated in United Kingdom and incurred net loss for the year ended December 31, 2018. AGM UK is subject to tax at 19% on the assessable profits arising in or derived from United Kingdom. Companies incorporated in the UK are allowed to offset their future tax taxable income with taxable operating losses carried forward in a 2-year period.

Australia

AGM Australia is incorporated in Australia and incurred net loss for the year ended December 31, 2018. AGM Australia is subject to tax at 27.5% on the assessable profits arising in or derived from Australia. Taxable operating loss incurred by companies incorporated in Australia are allowed to be carried forward indefinitely.

Cayman

Under the current laws of Cayman, AGM Global is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

China

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law (“the China EIT Law”), which was effective as of January 1, 2008.

AGM Beijing, AGM Shenzhen and AGM Nanjing are incorporated in the PRC and subject to 25% China statutory tax rate. AGM Beijing, AGM Shenzhen and AGM Nanjing incurred net loss, for the year ended December 31, 2018, and AGM Beijing and AGM Shenzhen incurred net loss for the year ended December 31, 2017. Companies incorporated in the PRC are allowed to offset their future tax taxable income with taxable operating losses carried forward in a 5-year period.

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

The provision for income taxes (benefits) consisted of the following:

	For the Years Ended December 31,
	2018	2017	2016
Current	$(595,421)	1,300.894	$783,382
Deferred	-	-	-
Total	$(595,421)	1,300,894	$783,382

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2018	2017	2016
HK statutory income tax rate	16.5%	16.5%	16.5%
Valuation allowance recognized with respect to the loss in the HK company	(16.5)%	(16.5)%	(16.5)%
UK statutory income tax rate	19.0%	19.0%	-
Valuation allowance recognized with respect to the loss in the UK company	(19.0)%	(19.0)%	-
Australian statutory income tax rate	27.5%	27.5%	-
Valuation allowance recognized with respect to the loss in the Australian company	(27.5)%	(27.5)%	-
PRC statutory income tax rate	25.0%	25.0%	25.0%
Uncertain tax position	25.0%	25.0%	25.0%
Changes in valuation allowance for deferred tax asset	(25.0)%	(25.0)%	(25.0)%
Total tax rate	25%	25%	25%

As of December 31, 2018 and 2017, the Company’s subsidiaries had cumulative net operating loss carry-forwards of approximately $4,343,240 and $2,858,009, respectively, and will expire beginning in the year 2019. The Management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would not be realizable and this evidence outweighed the expectations that the Company would generate future taxable income. As such, deferred tax assets arise from net operating losses are subject to full valuation allowance for the year ended December 31, 2018. The valuation allowance of $1,556,422 and $640,504 was recorded as of December 31, 2018 and 2017.

The summary of cumulative net operating losses carried forward for the Company’s subsidiaries in different regions is as follows:

	For the Years Ended December 31,			Expiration Beginning in the
	2018	2017	2016	Year
PRC Region	$5,940,924	$1,964,000	$903,529	2020
HK Region	340,902	875,122	194,557	Indefinitely
UK Region	1,102	1,000	-	2019
Australia Region	53,063	17,887	-	Indefinitely
Total cumulative net operating loss carry-forward	$6,335,990	$2,858,009	$1,098,086

Components of the Company’s net deferred tax assets are set forth below:

	December 31,	December 31,	December 31,
	2018	2017	2016
Deferred tax assets:
Net operating loss carry-forwards	$1,556,422	$640,504	$257,984
Total of deferred tax assets	1,556,422	640,504	275,984
Less: valuation allowance	(1,556,422)	(640,504)	(257,984)
Net deferred assets	$-	$-	$-

Accounting for Uncertainty in Income Taxes

The Company and certain subsidiaries are established in various foreign countries with significant operations located in China. The Company might not be subject to PRC income tax and did not pay any income tax to PRC however it is uncertain as to whether the PRC tax authority may take different views about the Company’s tax positions which may lead to additional tax liabilities.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the company’s tax position and recognized liabilities for uncertain tax positions for the years ended December 31, 2018, 2017 and 2016, and the period from inception (April 27, 2015) to December 31, 2015. This liability is included in Accrued expenses and other current liabilities on the Consolidated Balance Sheets.

The activity of the unrecognized tax benefits related to the Company’s uncertain tax positions is summarized as follows:

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Gross beginning balance	$2,079,166	$783,382	$-
Gross increase to tax positions in the current period	(595,421)	1,295,784	783,382
Gross increase to tax position in the prior period	-	-	-
Gross decrease to tax position in the prior period	-	-	-
Lapse of statute limitations	-	-	-
Gross ending balance	$1,483,745	$2,079,166	$783,382

There were no interests and penalties in relation to the Company uncertain tax positions for the fiscal years ended December 31, 2018, 2017 and 2016.

Note 12 - FINANCIAL INSTRUMENTS

Fair values

The Company’s financial instruments from continuing operations approximate include cash and cash equivalents and prepaid expenses and other current assets which approximate to fair value due to their short-term nature and include cash accounts. The Company’s borrowings approximate fair value as the rates of interest are similar to what they would receive from other financial institutions. The carrying amounts of these financial assets and liabilities are a reasonable estimate of their fair values because of their current nature.

The Company’s financial instruments from discontinued operations include cash and cash equivalents, transaction monetary assets held for clients, mark to market assets for open trading positions, net accounts receivable, prepaid expenses and other current assets, accounts payable, deposits payable, mark to market liabilities for open trading positions, accrued expenses and other current liabilities, advance from customers, and income tax payable. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

The following table summarizes the carrying values of the Company’s financial assets and liabilities:

	December 31, 2018	December 31, 2017
Cash and cash equivalents of continuing operations	$7,696,699	$4,628,392
Prepaid expenses and other current assets	532,289	-
Other assets of discontinued operations	-	15,932,083
Other financial liabilities(i)	3,130,766	2,409,803
liabilities of discontinued operations	$-	$14,218,356

(i)	Accounts payable, accrued expenses and other current liabilities, advance from customers, and income tax payable.

The Company classifies its fair value measurements in accordance with the three level fair value hierarchy as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

Level 3 – Inputs that are not based on observable market data.

The financial assets and liabilities carried at fair value on a recurring basis at December 31, 2018 are as follows:

	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents of continuing operations	$7,865,345	$-	$-	$7,865,345
Cash and cash equivalents of discontinued operations	-	-	-	-
Other financial assets of continuing operations	-	-	-	-
Other financial assets of discontinued operations		-	-	-
Total Financial assets	$7,865,345	$-	$-	$7,865,345
Financial Liabilities
Other liabilities of continuing operations	$-	$-	$-	$-
Other liabilities of discontinued operations	-	-	-	-
Total Financial Liabilities	$-	$-	$-	$-

The financial assets and liabilities carried at fair value on a recurring basis at December 31, 2017 are as follows:

	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents of continuing operations	$4,628,392	$-	$-	$4,628,392
Cash and cash equivalents of discontinued operations	3,068,307	-	-	3,068,307
Other financial assets of continuing operations	-	-	-	-
Other financial assets of discontinued operations	12,763,576	-	-	12,763,576
Total Financial Assets	$20,460,275	$-	$-	$20,460,275
Financial Liabilities
Other liabilities of continuing operations	$-	$-	$-	$-
Other liabilities of discontinued operations	12,628,742	-	-	12,628,742
Total Financial Liabilities	$12,628,742	$-	$-	$12,628,742

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

Financial assets past due

The Company did not have any financial assets that are past due that are not impaired at December 31, 2018.

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

Note 13 - COMMITMENTS AND CONTINGENCIES

Risk, Uncertainties, and Contingencies on Discontinued Operation

Prior to June 2018, the Company’s subsidiary AGM Group Ltd. (“AGM Belize”) engaged in Forex Trading Brokerage business. The Company received total deposits of $82,922,858 as customers’ investment funds that were kept in various third-party forex trading platform accounts China and Canada.

In June 2018, the local government of the People’s Republic of China initiated certain policy change that it would no longer support forex-trading related business in China. The policy required various third-party forex trading platform to shut down its business and restricted customers to access the investment funds deposited. As a result, the Company was not able to retrieve the funds held in these platform accounts to return to its former customers.

On September 5, 2018, the Company disposed 90% of AGM Belize for $450,000 to Mr. Zhentao Jiang, a related party who is a director and principal shareholder of the Company. According to the equity transfer agreement, Mr. Zhentao Jiang will assume 90% assets and liabilities of AGM Belize and will be responsible to retrieve the investment funds to return to the Company’s former customers. As of December 31, 2018, Mr. Zhentao Jiang retrieved and returned $2,320,023 in cash to the Company’s former customers directly.

Although the Company may not be responsible for losses caused by the discontinued operation of AGM Belize or responsible to retrieve and return the investment funds to these customers. However, the filing of a claim or commencement of any governmental investigation or proceeding against the Company or any of its affiliates, even if not justified, could create negative publicity and have a material adverse impact on the Company’s operation. Should any of the allegations or claims arise, the Company operation could be adversely affected.

Lease Commitments

On March 6, 2016, the Company entered into a lease agreement with Zumian Gong to lease a 410 square meters office space, located at No.8 Ronghua hong Road, Beijing Economic and Technology Development Zone, Beijing City, PRC. The lease is valid from March 6, 2016 to March 5, 2019. According to the lease, the rent is RMB56,162 (approximately $8,000) per month.

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

On March 25, 2016, the Company entered into a lease agreement with Beijing Jinqiao Lida investment consulting Co., Ltd to lease a 377 square meters office space, located at Room 2211 and 2212, East Tower, VanPalace, No.1 Jinghua South Street, Chaoyang District, Beijing City, PRC. The lease starts from March 25, 2016 with a term of nine months ended on December 24, 2016. According to the agreement, the rent is RMB48,000 (approximately $7,000) per month. On December 7, 2016, the Company renewed the lease agreement to extend the lease term for another six months with an increased rent of RMB50,000 (approximately $7,000) per month. On June 5, 2017, the Company renewed this lease agreement to extend the lease term for one year with no change in rent charge.

On April 15, 2016, the Company entered into a lease agreement with Beijing Terry Henderson real estate brokerage Co., Ltd. to lease a 187 square-meter office space, located at Room 2112, East Tower, VanPalace, No.1 Jinghua South Street, Chaoyang District, Beijing City, PRC. The lease starts from April 15, 2016 with a term of one year. According to the agreement, the rent is RMB25,000 (approximately $4,000) per month. On April 15, 2017, this lease agreement was renewed to extend the term for one-year term with no change in rent charge.

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

On November 15, 2016, the Company entered into a lease agreement with Gang Liu to lease a 186 square meters office space, located at Room 2111, East Tower, VanPalace, No.1 Jinghua South Street, Chaoyang District, Beijing City, PRC. The lease starts from December 5, 2016 with a term of six months ended on June 4, 2017. According to the agreement, the rent is RMB27,500 (approximately $4,000) per month. On May 10, 2017, the Company renewed this lease agreement to extend the term for one year with no change in rent.

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

Rent expenses for the years ended December 31, 2018, 2017 and 2016 were $447,363, $728,843, and $428,265, respectively. The Company has future minimum lease obligations as of December 31, 2018 as follows:

Commitment Amount
Year of 2019	$92,386
Year of 2020	-
Year of 2021	-
Year of 2022	-
Year of 2023	-
Thereafter	-
Total	$92,386

Note 14 - STOCKHOLDERS’ EQUITY

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

On February 15, 2018, a registration statement relating to the securities being sold in this offering was declared effective by the Securities and Exchange Commission (“SEC”). The Company completed the initial public offering of its Class A ordinary shares on April 13, 2018, through the issuance of 1,306,055 Class A ordinary shares at a public offering price of $5.00 per share for net proceeds of $5,732,810.

As of December 31, 2018, 21,316,000 shares of class A ordinary share and 11,900,000 shares of class B ordinary shares were issued and outstanding.

Note 15 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS AND SUPPLIERS

Customers

For the years ended December 31, 2018 and 2017, customers accounting for 10% or more of the Company’s revenues were as follows:

	For the Years Ended December 31,
Customers	2018	2017
IIG Ltd. (Related Party)	24%	18%
A	19%	15%
B	19%	10%
C	*	11%
D	*	11%
E	*	11%

*	Less than 10%

No customer accounted for more than 10% of the Company’s accounts receivable as of December 31, 2018. As of December 31, 2018, receivable balance from IIG Ltd. a related party of the Company, and four other customers accounted for 24%, 19%, 19%, 9% and 9%, respectively, of the total net accounts receivable from both related party and third parties. As of December 31, 2017, receivable balance from IIG Ltd. a related party of the Company, and four other customers accounted for 30%, 16%, 15%, 13% and 11%, respectively, of the total net accounts receivable from both related party and third parties.

Suppliers

For the years ended December 31, 2018 and 2017, suppliers accounting for 10% or more of the Company’s purchases were as follows:

	For the Years Ended December 31,
Suppliers	2018	2017
A	10%	10%
B	*	10%
C	15%	21%

*	Less than 10%

As of December 31, 2018, two suppliers accounted for 69% and 31% of the Company’s total current outstanding accounts payable, respectively. One supplier accounted for 100% of the Company’s accounts payable as of December 31, 2017.

Note 16 - SUBSEQUENT EVENTS

The Company evaluated subsequent events through May 15, 2019, the date the financial statements were available to issue, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.