Form 20-F
period 2019-12-31
AGM GROUP HOLDINGS, INC.
filed 2020-05-15
CIK 1705402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Wanchai, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.001 per share	AGMH	The NASDAQ Stock Market LLC ( NASDAQ Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,791,055 shares of Class A ordinary shares and 7,100,000 shares of Class B ordinary shares issued and outstanding as of December 31, 2019.

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

☐  Yes   ☐  No

i

Reliance on Securities and Exchange Commission Order

AGM Group Holdings Inc. is filing this Annual Report on Form 20-F (the “Annual Report”) for fiscal year ended December 31, 2019 pursuant to the Securities and Exchange Commission (the “SEC”) Order dated March 4, 2020 (Release No. 34-88318), as modified on March 25, 2020 (Release No. 34-88465) (the “Order”) to delay the filing of the Annual Report due to circumstances related to the coronavirus pandemic (“COVID-19”). On April 30, 2020, the Company furnished a Current Report on Form 6-K stating that it is relying on the Order to delay the filing of the Report by up to 45 days due to circumstances related to the COVID-19 pandemic. The Company followed the restrictive measures implemented in China, by suspending operation and having employees work remotely during February and March 2020. The Company gradually resumed operation and production starting in April 2020. Such restrictive measures caused a delay in the entry time of the on-site audit by the Company’s independent public accountant and consequently a delay in the preparation, audit and completion of the Company’s financial statements for the Annual Report. As a result, the Company was unable to timely file the Annual Report without the extension provided for by the Order.

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “AGM Holdings” refer to:

●	AGM Group Holdings Inc., a British Virgin Islands company limited by shares (“AGM Holdings” when individually referenced);

●	AGM Technology Limited, a Hong Kong SAR limited company (“AGM HK” when individually referenced) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) (also referred to as 天津安高盟建设发展有限公司 in China), formerly known as AGM Tianjin Construction Development Co., Ltd. (or 深圳安高盟金融科技服务有限公司 in China), a wholly foreign-owned enterprise (“WFOE”) formed under the laws of the People’s Republic of China (the “PRC”) and a wholly-owned subsidiary of AGM HK;

●	Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”) (also referred to as 北京安高盟科技服务有限公司 in China), a PRC company and a wholly-owned subsidiary of AGM Tianjin;

●	AGM Software Service LTD (“AGM Software”), a British Virgin Islands company limited by shares and a wholly-owned subsidiary of AGM Holdings;

●	Anyi Network Inc. (“Anyi Network”), a Cayman Islands exempted company and a wholly-owned subsidiary of AGM Holdings;

●	Anyi Technology Limited (“Anyi Technology”), a Hong Kong SAR limited company and a wholly-owned subsidiary of Anyi Network;

●	Jiangsu AnYiWang Internet Technology Co., Ltd. (“Jiangsu AnYiWang”) (also referred to as 江苏安易王网络科技有限公司 in China), a WFOE formed under the PRC laws and a wholly-owned subsidiary of Anyi Technology;

●	Beijing AnYiWang Technology Co., Ltd. (“Beijing AnYiWang”) (also referred to as 北京安易王科技有限公司 in China), a PRC company and a wholly-owned subsidiary of Jiangsu AnYiWang;

●	Changzhou AnYiWang Internet Technology Co., Ltd. (“Changzhou AnYiWang”) (also referred to as 常州安易王网络科技有限公司 in China), a PRC company and a wholly-owned subsidiary of Jiangsu AnYiWang;

●	Lianyungang AnYiWang Software Co., Ltd. (“Lianyungang AnYiWang”) (also referred to as 连云港安易王软件有限公司 in China), a PRC company and a wholly-owned subsidiary of Jiangsu AnYiWang;

ii

●	Tongshan Naquan Technology Services Co., Ltd. (“Tongshan Naquan”) (also referred to as 通山纳全科技服务有限公司 in China), a PRC company and a wholly-owned subsidiary of Jiangsu AnYiWang; and

●	Hubei AnYiWang Internet Technology Co., Ltd. (“Hubei AnYiWang”) (also referred to as 湖北安易王网络科技有限公司 in China), a PRC company and a wholly-owned subsidiary of Beijing AnYiWang.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2019 and 2018 were US $1.00 for RMB6.9618 and RMB6.8755, respectively. The average exchange rates for the years ended December 31, 2019, 2018 and 2017, were US $1.00 for RMB6.9081, RMB6.6090, and RMB6.7570, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.	Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations and comprehensive income (loss) data for the three years ended December 31, 2019, 2018 and 2017, and the selected consolidated balance sheets data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Dividend per share in Renminbi and Shares outstanding)

	For the Years Ended December 31,
	2019	2018	2017
Statement of operation data:
Revenues, net	$709,630	$5,112,520	$12,427,743
Gross profit	$466,686	$3,459,492	$9,079,062
Operating expenses	$1,692,879	$(5,828,338)	$(3,364,657)
Income (loss) from operations	$(1,226,193)	$(2,368,846)	$5,714,405
Other non-operating income (expenses), net	$(213,661)	$(12,836)	$6,022
Provision for income taxes (benefits)	$(123,001)	$595,421	$(1,300,894)
Net income (loss) from continued operations	$(1,562,855)	$(1,786,261)	$4,419,533
Net income (loss) from discontinued operations	$-	$(6,626,470)	$(519,642)
Continued earnings (loss) per share, basic and diluted	$(0.07)	$(0.09)	$0.22
Discontinued earnings (loss) per share, basic and diluted	$-	$(0.31)	$(0.03)
Weighted average Ordinary Shares outstanding	21,298,540	20,951,074	20,010,000

Balance sheet data:
Current assets	$7,305,317	$8,397,634	$21,542,318
Total assets	$14,514,013	$8,849,685	$24,746,076
Current liabilities	$2,662,888	$3,130,765	$16,628,159
Total liabilities	$2,662,888	$3,130,765	$16,628,159
Total equity (deficit)	$11,851,125	$5,718,920	$8,117,917

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

For the year ended December 31, 2019, our two largest customers collectively accounted for approximately 33% of total revenues. For the year ended December 31, 2018, our two largest customers collectively accounted for approximately 43% of total revenues. If we were to lose any key alliances over a relatively short period of time or if one of our largest customers fails to pay or delays in paying a significant amount of our outstanding receivables, we could experience an adverse impact on our business, financial condition, results of operations, cash flows and prospects. Additionally, changes in ownership of our customers may result in the loss of, or reduction in, business from those customers, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We are dependent on a limited number of suppliers, and delays in deliveries or increases in the cost could harm our business, results of operations and financial condition.

Our ability to meet our customers’ demand for our service depends upon obtaining adequate supplies on a timely basis. We have established relationships with a limited number of suppliers. For the year ended December 31, 2019, no supplier collectively accounted for over 10% of total cost. For the year ended December 31, 2018, our three largest suppliers collectively accounted for approximately 44% of total cost. Should any of our current suppliers be unable to deliver their service or otherwise fail to deliver in a timely manner and at acceptable prices and quality, we would have to identify and quality replacements from alternative sources of supply. However, the process of qualifying new suppliers for complex components is also lengthy and could have a material adverse effect on our business, financial condition and results of operations. Additionally, increase in costs may adversely impact demand for our services or the results of our business operations.

The nature of our accounting and ERP software business requires the application of complex revenue and expense recognition rules and the current legislative and regulatory environment affecting Chinese generally accepted accounting principles is uncertain. Significant changes in current principles could affect our financial statements going forward and changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and harm our operating results.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Ministry of Finance, the China Securities Regulatory Commission and various bodies formed to promulgate and interpret appropriate accounting principles. We cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements going forward, which could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of the change. In addition, if we were to change our critical accounting estimates, including those related to the recognition of license revenue and other revenue sources, our operating results could be significantly affected.

Any failure to offer high-quality product support may adversely affect our relationships with our customers and our financial results.

In deploying and using our solutions, our customers depend on our support services team to resolve complex technical and operational issues. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for product support. We also may be unable to modify the nature, scope and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase costs and adversely affect our operating results. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could adversely affect our reputation, our ability to sell our solutions to existing and prospective customers, our business, operating results, and financial position.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing solutions, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our business could be materially and adversely affected by the outbreak of epidemics including but not limited to the novel coronavirus (COVID-19), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV). Our financial and operating performance may be adversely affected by epidemics such as the on-going COVID-19, natural disasters and other catastrophes. Our business could be materially and adversely affected in the event that the slowdown or suspension carries for a long period of time. The restrictive measures against the on-going COVID-19 outbreak adversely affected and slowed down the national economic development. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on our business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

The COVID-19 pandemic has adversely impacted, and poses risks to, our business, the nature and extent of which are highly uncertain and unpredictable.

In recent months, the continued, global spread of COVID-19 has led to disruption and volatility in the global capital markets, which has increased the cost of, and adversely impacted access to, capital (including the commercial paper markets) and increased economic uncertainty. It is likely that the pandemic will cause an economic slowdown of potentially extended duration, and it is possible that it could cause a global recession.

COVID-19 is adversely affecting, and is expected to continue to adversely affect, certain elements of our business, including as a result of impacts associated with preventive and precautionary measures that we, other businesses, our communities and governments are taking. Due to these impacts and measures, we have experienced and expect to continue to experience delays in our internal product development and unpredictable reductions in demand for certain of our products and services. Our employees have been required to work from home or not go into their offices. Such restrictions are slowly being lifted. If the pandemic continues and conditions worsen, we expect to experience additional adverse impacts on our operational and commercial activities and customer orders, which adverse impacts may be material, and it remains uncertain what impact these adverse impacts would have on future sales and customer orders even if conditions begin to improve. In addition to existing travel restrictions, jurisdictions may continue to close borders, impose prolonged quarantines and further restrict travel and business activity, which could significantly impact our ability to support our operations and customers. Further, such travel restrictions and slowed-down business activities may affect the operation of our customer and result in decrease of our products and services, which could adversely affect our financial results. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results could be material.

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

We may not be able to complete the acquisition of Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”) within a reasonable time frame or at all, which could have a negative impact on our business expansion.

We have entered into an equity transfer agreement with Yushu Kingo and its shareholder in January 2020, subject to customary closing conditions. Due to the COVID-19 and various factors, we may not be able to complete the planned acquisition of Yushu Kingo within a reasonable time frame or at all, which could have a negative impact on our business expansion. If the acquisition is delayed for a prolonged period of time, we will not be able to diversify our business to real estate development and management as planned, our management’s attention may be distracted, and the cost of due diligence and auditing of Yushu Kingo may increase.

In addition, even if we complete the acquisition, we may not realize the anticipated benefits of the planned acquisition of Yushu Kingo, and the integration of the planned acquisition may disrupt our business and divert management’s time and attention. The planned acquisition may require us to spend a substantial portion of our available cash, issue stock, incur debt or other liabilities, amortize expenses related to intangible assets, or incur write-offs of goodwill or other assets. Finally, we would be required to issue additional equity securities in connection with the planned acquisition, which would cause dilution to our stockholders.

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

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

In particular, PRC laws and regulations concerning the businesses that we are involved in are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant activities under the applicable laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating the industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to the industry. Moreover, developments in the industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online reading marketplaces like us, which could materially and adversely affect our business and operations.

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

Risks Related to Our Corporate Structure and Operation

The dual-class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control.

Under our memorandum and articles of association, we are authorized to issue 200,000,000 Class A ordinary shares of $0.001 par value per share and 200,000,000 Class B ordinary shares of $0.001 par value per share. As of the date of this report, there are 21,791,055 Class A ordinary shares and 7,100,000 Class B ordinary shares issued and outstanding. Each of our Class B ordinary shares has five (5) votes per share, and each of our Class A ordinary shares has one (1) vote per share. Because of the five-to-one voting ratio between our Class B ordinary shares and Class A ordinary shares, the holders of our Class B ordinary shares collectively control a majority of the combined voting power of our ordinary shares and therefore are able to control all matters submitted to our shareholders for approval even when the shares of Class B ordinary shares represent a minority of all outstanding shares of our Class A ordinary shares and Class B ordinary shares. These holders of our Class B ordinary shares may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The directors and executive officers beneficially own a majority of the outstanding Class A ordinary shares and all of the outstanding Class B ordinary shares as of the date hereof. As of the date of this report, our directors and executive officers directly and indirectly hold an aggregate of approximately 61,27% of the combined voting power of Class A and Class B ordinary shares. Our directors and executive officers have voting and dispositive power of all the outstanding Class B ordinary shares. Mr. Wenjie Tang, our CEO, holds approximately 54.98% of the combined voting power of Class A and Class B ordinary shares. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sales of our company and might ultimately affect the market price of our Class A Ordinary Shares.

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

AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) was incorporated on October 13, 2015 in Shenzhen under the laws of the People’s Republic of China. As a wholly-owned subsidiary of AGM HK and a wholly foreign-owned entity under the PRC laws, AGM Tianjin’s registered capital is RMB1,000,000. AGM Tianjin was incorporated for the purpose of being a holding company for the equity interests in PRC. AGM Tianjin did not conduct any operations or own any material assets or liabilities except for cash, insignificant expense and the 100% of the equity interests in AGM Beijing.

Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”) was incorporated on November 13, 2015 in Beijing under the laws of the People’s Republic of China. AGM Beijing’s registered capital is RMB5,000,000. Through equity transfers, AGM Beijing is a wholly-owned subsidiary of AGM Tianjin and its principal activities include software design, technology transfer, technology consulting, technology promotion and data processing AGM Beijing holds an ICP filing for our online trading platform and education programs. AGM Beijing was incorporated in Beijing because almost all of our employees were and still are located in Beijing. In order to comply with the PRC law regarding employee’s social benefits, which are regulated separately in each city or province, it is more practical for us to locate our office in Beijing so that we can pay for the employees’ social benefits with the local government agency.

AGM Software Service LTD (“AGM Software”) was incorporated on June 14, 2017 under the laws of BVI. AGM Software is a wholly-owned subsidiary of AGM Holdings and its principal activity will be assisting AGM HK in providing our core technology services to customers.

On July 26th, 2019, AGM Holdings acquired 100% of the equity interest in Anyi Network, and in consideration therefor, AGM Holdings paid $400,000 in cash and issued an aggregate of 475,000 Class A ordinary shares of AGM Holdings to the shareholders of Anyi Network.

Anyi Network was incorporated in the Cayman Islands on October 4, 2017. It is a software developer that engages in the development and sale of enterprise application software, including accounting software and Enterprise Resource Planning (ERP) software, and the software-related after-sales services in the PRC.

Anyi Network has the following subsidiaries:

Anyi Technology was incorporated on October 23, 2017 under the laws of Hong Kong SAR. It is a wholly-owned subsidiary of Anyi Network. Anyi Network is currently not engaging in any active business and is acting as a holding company.

Jiangsu AnYiWang was incorporated on November 13, 2017 in Nanjing under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Anyi Technology and a wholly foreign-owned entity under the PRC laws.

Beijing AnYiWang was incorporated on January 2, 2018 in Beijing under the laws of the People’s Republic of China. It is wholly-owned subsidiary of Jiangsu AnYiWang. Beijing AnYiWang is engaged in technology and software development, sales and distribution, technical services, data processing, and computer system services in Beijing and neighboring provinces.

Changzhou AnYiWang was incorporated on November 27, 2017 in Changzhou under the laws of the People’s Republic of China. It is wholly-owned subsidiary of Jiangsu AnYiWang. Changzhou AnYiWang is engaged in technology and software development, sales and distribution, technical services, data processing, and computer system services in Changzhou and neighboring cities.

Lianyungang AnYiWang was incorporated on November 20, 2017 in Haizhou under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Jiangsu AnYiWang. Lianyungang AnYiWang is engaged in technology and software development, sales and distribution, technical services, data processing, and computer system services in Lianyungang and neighboring cities.

Tongshan Naquan was incorporated on May 3, 2018 in Tongshan under the laws of the People’s Republic of China. Tongshan Naquan is engaged in technology and software development, sales and distribution, technical services, data processing, and computer system services in Tongshan and neighboring cities.

Hubei AnYiWang was incorporated on March 8, 2018 in Xiaogan under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Beijing AnYiWang. Hubei AnYiWang is engaged in technology and software development, sales and distribution, technical services, data processing, and computer system services in Hubei Province and neighboring provinces.

On April 16, 2019, AGMTrade UK LTD (“AGM UK”), a wholly owned subsidiary incorporated on July 18, 2017, was dissolved under the law of England and Wales. On November 20, 2019, AGM Trade Global PTY LTD (“AGM Australia”), a wholly owned subsidiary incorporated on July 25, 2017, was dissolved under the law of Australia. On October 8, 2019, AGM Holdings transferred its 100% ownership of AGMClub Service Limited (“AGMClub”), a Hong Kong company incorporated on August 14, 2017. On August 15, 2019, AGM Global Asset Management Limited (“AGM Global”), a wholly owned subsidiary acquired on May 24, 2018, was dissolved under the law of Cayman Islands. AGM UK, AGM Australia, AGMClub and AGM Global were for business development purposes. They are holding companies and have not engaged any substantial businesses. As the business strategies developed, AGM Holdings wound up AGM UK, AGM Australia, AGMClub and AGM Global.

We are in the process of dissolving Nanjing XinGaoMeng Software Technology Co., Ltd. (“AGM Nanjing”), an indirectly wholly owned subsidiary incorporated on September 28, 2016 under the law of PRC. The local regulatory authority will announce the completion of the dissolution within a week. AGM Nanjing was a holding company and did not have any substantial assets or liabilities.

B. Business Overview

Core Products and Services

We position ourselves as a software company, currently conducting three main business: 1) accounting and ERP software, 2) fintech software, and 3) trading education software and website service.

Accounting and ERP software

Through Anyi Network, we engage in the development and sale of enterprise application software, including accounting software and Enterprise Resource Planning (ERP) software, and the software-related after-sales services in China. Our mission is to provide easy-to use and effective solutions to minimize error, comply with the increasing regulatory complexity, accommodate transactions volumes of businesses of various sizes, and thus streamlining their accounting and finance operations.

We currently offer seven accounting and ERP software, enabling users to streamline various aspects of their financial close process, including account reconciliations, variance analysis of account balances, journal entry capabilities, data matching capabilities, inventory management, human resource management, supply chain management, budgeting and contract management. The various versions of the software were designed according to different accounting principles for different industries and entity type, Our software help automate these processes and enable our customers to function continuously, empowering them to improve the integrity of their financial reporting and to achieve efficiencies. Our software also allows customers to share data across various departments, including manufacturing, purchasing, sales, accounting, etc., to manage orders and inventory, supply chain, human resources and payroll, and other segment efficiently within the company. We also provide custom software development based on customers’ specific needs.

Fintech software

We provide social trading software and multi-accounting trading management system to small and mid-size broker and institutional clients. We developed our first version of China exchange-based futures/commodity trading software in September 2019. We aim to offer to small and medium sized financial institutions in China with solutions that could enhance the offering they provide to their end-users. We have conducted trials among a small group of users and are improving the software based on the feedbacks. We plan to charge subscription fee for the trading software.

Trading education software and website service

We have developed a subscription based and interactive trading education website that can be used by brokers as a white-label system. We charged brokers monthly fees.

We will also launch our own online trading education website under our brand name in the second quarter of 2020 through our subsidiaries, AGM HK and AGM Beijing. The launch of the website is 2 months behind schedule due to Covid-19 break out in China during the first quarter of 2020. Our target users include people interested in learning basic financial trading knowledge, especially in trading financial instruments and in trading markets. Users can access contents created by our team members and third-party content providers. Our solution also provides trading simulator, offering users with real-time practice environment. For our own education brand, we charge a subscription fee to our online education users. We can also generate revenue by hosting contests and uploading content sponsored by financial institutes.

Discontinued Business

Forex trading brokerage business

Prior to September 5, 2018, we owned 100% equity interest in AGM Group Ltd. (“AGM Belize”), a Belize corporation, through which we engaged in the forex trading brokerage service with a license provided by the International Financial Services Commission of Belize (“IFSC”) under the license number IFSC/60/448/FX/17 (the “IFSC License”). AGM Belize also operated a social trading network platform under AGMTrade.

Aggregate revenue generated from AGM Belize’s services accounted for approximately 2.5% (1.5% of change from 1% due to reclassification) of the Company’s total revenue in fiscal years ended December 31, 2017. AGM Belize held approximately $15.9 million in assets (including approximately $12.5 million categorized as transaction monetary assets held for clients) and $14.2 million in liabilities (including approximately $12.5 million categorized as deposits payable, which offset the total transaction monetary assets held for clients) as of December 31, 2017. AGM Belize’s assets and liabilities consisted of approximately 64% and 85% of the Company’s total assets and liabilities, respectively, with customers deposits consisting of the majority of such.

In September 2018, the central government of the People’s Republic of China initiated a certain policy change that would no longer support local Chinese clients/users to trade FX with offshore regulated body. In order to ensure compliance with PRC laws, regulations and policies, the Company voluntarily ceased its FX trading brokerage business and suspended such activities on AGMTrade.

On September 5, 2018, we entered into an equity acquisition agreement with the former Chairman of the Board, Zhentao Jiang, pursuant to which we agreed to sell to Jiang a 90% equity interest in AGM Belize for $450,000, which is 90% of AGM Belize’s estimated value of $500,000. The transaction has been duly authorized by our shareholders, audit committee and the board of directors, and has been approved by the Belize Registry and The Nasdaq Stock Market LLC. Upon consummation of the Transaction, we maintain a 10% equity interest in AGM Belize to continue to hold the IFSC License.

As a result, we no longer engage in and does not expect to generate any revenue from the forex trading brokerage business, including AGMTrade.

Online Forex Trading Service

Prior to September 2018, we, through AGM Belize, hold licenses to a core trading platform known as the MetaTrader. Due to the same legal compliance reasons, we have discontinued the online forex trading service since September 2018.

Aggregate revenue generated from online trading services accounted for 91% and 97.5% (1.5% of change from 99% due to reclassification) of all the total revenue in fiscal year 2018 and 2017, respectively.

Recent Development

Termination of Agreement with SIFT

On May 30, 2018, AGM HK entered into an equity acquisition agreement dated May 24, 2018 (the “Equity Acquisition Agreement”) with the shareholders of SIFT Capital Partners Limited (“SIFT Shareholders”), pursuant to which AGM HK agreed to pay the SIFT Shareholders a total of HK$6,000,000 (approximately US$771,208 based on exchange rate of 7.78 as of the date of this report) (the “Purchase Price”) in exchange for 75% of the equity interest of SIFT Capital Partners Limited. AGM HK also agreed to pay 20% of the Purchase Price within five business days upon the signing of the Equity Acquisition Agreement, 30% of the Purchase Price upon the completion of legal and financial due diligence, and the remaining 50% upon Securities and Futures Commission of Hong Kong approved the transaction and the Amendment to the Articles of Association of SIFT was recorded. Subsequent to signing the Equity Acquisition Agreement, AGM HK has paid a total of HK$3,000,000 (approximately US$385,604) to SIFT Capital Partners Limited.

On December 30, 2019, AGM HK and SIFT Shareholders entered into a Termination Agreement, pursuant to which the parties agreed to terminate the Equity Acquisition Agreement based on failure to meet certain conditions in the Equity Acquisition Agreement.

On December 30, 2019, AGM HK and SIFT Shareholders entered into a Supplement Agreement for Termination Agreement, pursuant to which SIFT Shareholders agreed to return HK$1,200,000 (approximately US$154,242) to AGM HK, of which HK$1,000,000 shall be returned by January 31, 2020 and the remaining HK$200,000 shall be returned by March 31, 2020. As of the date of this report, SIFT Shareholders have returned a total of HK$120,000.

Equity Transfer Agreement with Yushu Kingo

On January 16, 2020, AGM Tianjin entered into an equity transfer agreement (the “Agreement”) with the shareholders (“Yushu Kingo Shareholders”) of Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”), who collectively owns 100% of the equity interest in Yushu Kingo.

Pursuant to the Agreement, in exchange for 100% of the equity interest in Yushu Kingo, AGM Tianjin agrees to pay $20,000,000 in cash (the “Cash Payment”) and cause AGM Holdings to issue 2,000,000 Class A ordinary shares, valued at $15 per share, subject to the terms and conditions of the Agreement (the “Acquisition”). As of the date of this report, AGM Tianjin has made advance payments upon execution of a letter of intent and upon completion of due diligence (the “Advance Payments”). The parties has further agreed in the Agreement that the Advance Payments shall count towards the Cash Payment and that AGM Tianjin shall pay the remaining Cash Payment amount (the “Remaining Payment”) to Yushu Kingo Shareholders if and only if Yushu Kingo sells no less than 15,000 square meters of real property or generates revenue of no less than RMB 150 million (approximately $21.6 million) during the 24 months after the closing of the Acquisition (the “Cash Payment Condition”). If Yushu Kingo fails to meet the Cash Payment Condition, Yushu Kingo shall return the Advance Payments to AGM Tianjin and AGM Tianjin is not obligated to make the Remaining Payment.

The Acquisition will close after all closing conditions are met, which include, among other things, completion of registration with local government authority and completion of auditing and appraisal. However, we may not be able to complete the Acquisition within a reasonable time frame or at all, given the substantial uncertainty surrounding the COVID-19 outbreak and its economic impact. See “Risk Factors – Risks Related to Our Business and Industry – We may not be able to complete the acquisition of the Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”) within a reasonable time frame or at all, which could have a negative impact on our business expansion.”

The COVID-19 Pandemic

We are monitoring the global outbreak and spread of the novel strain of coronavirus (COVID-19) and taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business (including but not limited to our employees, customers, other business partners, our manufacturing capabilities and capacity and our distribution channels) posed by its spread and the governmental and community reactions thereto. We continue to assess and update our business continuity plans in the context of this pandemic, including taking steps in an effort to help keep our workforces healthy and safe. The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences), and we expect to take further actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees, customers and other business partners. We are also working with our suppliers to understand the existing and future negative impacts to our supply chain and take actions in an effort to mitigate such impacts. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results could be material. See “Risk Factors—Risks Related to our Business—The COVID-19 pandemic has adversely impacted, and poses risks to, our business, the nature and extent of which are highly uncertain and unpredictable.”

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

Customers and Suppliers

Customers

Our main clients are institutional clients. We consider our major customers to be those customers that accounted for more than 10% of sales revenue. We had two such customers during the fiscal year ended December 31, 2019, which were Algoal Technology Pte Ltd. and Dalian Aoyuan Electronics Co., Ltd. We had three such customers during the fiscal year ended December 31, 2018, which were Rising International Management Company Limited, IIG Ltd. and Dalian Aoyuan Electronics Co., Ltd.

For the years ended December 31, 2019 and 2018, customers accounting for 10% or more of the Company’s net revenues were as follows:

	For the Years Ended December 31,
Customers	2019	2018
IIG Ltd.	-	24%
Dalian Aoyuan Electronics Co., Ltd. fka Allrun Electronics Co., Ltd	20%	19%
Rising International Management Company Limited	*	19%
Algoal Technology Pte Ltd.	13%	-

*	Less than 10%

Suppliers

We consider our major supplier to be those suppliers that accounted for more than 10% of overall purchasing. We had no such supplier during the fiscal years ended December 31, 2019. We had two such suppliers during the fiscal year ended December 31, 2018, which were Yuenyu Industry Technology Co. Limited, Kaisheng Yin, and Dong Yi.

For the years ended December 31, 2019 and 2018, suppliers accounting for 10% or more of the Company’s purchases were as follows:

	For the Years Ended December 31,
Suppliers	2019	2018
Dong Yi	-	10%
Yuenyu Industry Technology Co., Ltd.	-	15%

*	Less than 10%

Employees

As of December 31, 2019, we have a total of 48 full-time employees. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As required by regulations in China, we participate in various employee social security plans that are organized by local governments.

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

Regulations on Dividend Distributions

One of our PRC subsidiaries, AGM Tianjin, is a wholly foreign-owned enterprise under the PRC law. The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

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

Nevertheless, AGM Tianjin currently do not have assets or operation of business, and we have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.

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

C. Organizational structure.

Below is a chart illustrating our corporate structure:

D. Property, Plant and Equipment

Intellectual Property

We rely on our software copyrights to protect our domestic business interests and ensure our competitive position in our industry.

Domain

The domain we hold are as follows:

No.	Domain Name	Owner
1	www.agmtrade.com	AGM Beijing
2	www.agm18.com	AGM Beijing
3	www.angaomeng.com	AGM Beijing
4	www.fxsocialontest.cn	AGM Beijing
5	www.fxsocialtrading.cn	AGM Beijing
6	www.tradingcontest.cn	AGM Beijing
7	www.tradingsocial.cn	AGM Beijing
8	www.fxsocialcontest.com	AGM HK
9	www.agmgroup.com	AGM Holdings
10	www.agmprime.com	AGM Holdings

Property and Equipment

As of December 31, 2019 and 2018, property and equipment consisted of the following:

	December 31, 2019	December 31, 2018
Electronic equipment	$197,580	$174,444
Office equipment	$24,123	$15,240
Total property and equipment	$221,703	$189,684
Less: accumulated depreciation	$(146,312)	$(91,751)
Total property and equipment, net	$75,391	$97,933

Depreciation expenses for the fiscal years ended December 31, 2019 and 2018 were $57,631 and $53,697, respectively. There was no impairment recorded for these property and equipment for the years ended December 31, 2019 and 2018.

Lease commitments

As of December 31, 2019, our lease commitment consisted of the following

Lease Term	Address	Space (square meters)	Monthly Rent (RMB)	Purpose
April 15, 2016 to June 24, 2020	Room 2112, East Tower, VanPalace, No.1, Jinghua south street, Chaoyang District, Beijing City, PRC	187	25,000	Office

December 5, 2016 to June 4, 2020	Room 2111, East Tower, VanPalace, No.2, Guandongdian south street, Chaoyang District, Beijing City, PRC	186	27,500	Office

November 1, 2017 to December 31, 2019	5-26 Jinshui Bay, Jintan City, PRC	194	8,500	Office

January 1, 2019 to December 31, 2019	Room 501, Building 1, No. 46 Chaoyang West Road, Haizhou District, Lianyungang City, PRC	50	2,500	Office

April 15, 2019 to July 8, 2019	Room 11B07, 10/F, No.11 Cheshuijing Alley, Dongcheng District, Beijing City, PRC	95	15,500	Office

May 30, 2019 to May 29, 2020	Room 1510, Building 5, No. 88 Jianguo Road, Chaoyang District, Beijing City, PRC	73	11,300	Office

December 8, 2017 to May 7, 2019	Room 1904, 19/F Jubilee Center, 18 Fenwick St., 46 Gloucester Road, Wanchai, Hong Kong	N/A	48,136	Office

On April 15, 2016, the Company entered into a lease agreement with Yu Wang to lease a 187 square-meter office space, located at Room 2112, East Tower, VanPalace, No.1 Jinghua South Street, Chaoyang District, Beijing City, PRC. The lease starts from April 15, 2016 with a term of one year. According to the agreement, the rent is RMB25,000 (approximately $4,000) per month. On April 15, 2017, April 14, 2018 and April 4, 2019, this lease agreement was renewed to extend the term for one-year term with no change in rent charge, respectively.

On November 15, 2016, the Company entered into a lease agreement with Gang Liu to lease a 186 square meters office space, located at Room 2111, East Tower, VanPalace, No.1 Jinghua South Street, Chaoyang District, Beijing City, PRC. The lease starts from December 5, 2016 with a term of six months ended on June 4, 2017. According to the agreement, the rent is RMB27,500 (approximately $4,000) per month. On May 10, 2017 and 2018, the Company renewed this lease agreement to extend the term for one year with no change in rent, respectively. On June 1, 2019, the Company renewed this lease agreement to extend the term for one year with no change in rent.

After the acquisition of the Anyi, the Company took over the control of the following leases of Anyi:

On October 25, 2017, the Company entered into a lease agreement with Xiaoyi Bai to lease a 194 square meters office space, located at 5-26 Jinshui Bay, Jintan City, PRC. The lease starts from November 1, 2017 and renew option with term of every one year (twelve months) to extend ended to December 31, 2020. According to the agreement, the rent is RMB8,500 (approximately $1,200) per month. After the acquisition, the Company terminated the lease during December 2019.

On December 28, 2018, the Company entered into a lease agreement with Daqing Zhang to lease a 50 square meters office space, located at Room 501, Building 1, No. 46 Chaoyang West Road, Haizhou District, Lianyungang City, PRC. The lease starts from January 1, 2019 and renew option with term of every one year (twelve months) to extend ended to December 31, 2020. According to the agreement, the rent is RMB2,500 (approximately $1,000) per month. After the acquisition, the Company terminated the lease during December 2019.

On April 9, 2019, the Company entered into a lease agreement with Beijing Zhongzhi Real Estate Co., Ltd. to lease a 95 square meters office space, located at Room 11B07, 10/F, No.11 Cheshuijing Alley, Dongcheng District, Beijing City, PRC. The lease starts from April 15, 2019 with a term of one year ended on April 14, 2020. According to the agreement, the rent is RMB15,500 (approximately $2,200) per month. The lease was terminated in July 2019.

On May 25, 2019, the Company entered into a lease agreement with Gang Li to lease a 73 square meters office space, located at Room 1510, Building 5, No. 88 Jianguo Road, Chaoyang District, Beijing City, PRC. The lease starts from May 30, 2019 with a term of one year ended on May 29, 2020. According to the agreement, the rent is RMB11,300 (approximately $1,600) per month.

On November 28, 2017, the Company entered into a lease agreement with International Peaceful Interests Ltd. to lease an office space, located at Room 1904, 19/F Jubilee Center, 18 Fenwick St., 46 Gloucester Road, Wanchai, Hong Kong. The lease term is from December 8, 2017 to December 7, 2019. According to the agreement, the rent is HK$48,136 (approximately $6,000) per month. The lease was terminated in May 2019.

In addition, the Company is committed to bearing the expenses of dormitories, which are leased for the Company’s employees.

Rent expenses for the years ended December 31, 2019, 2018 and 2017 were $173,259, $447,363, and $728,843, respectively. The Company has future minimum lease obligations as of December 31, 2019 as follows:

Commitment Amount
Year of 2020	$75,506
Year of 2021	18,957
Year of 2022	18,957
Year of 2023	4,308
Year of 2024	4,308
Thereafter	12,924
Less: lease commitments on terminations	(134,960)
Total	$-

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

A. Operating Results.

Overview

We position ourselves as a software company, currently conducting three main business: 1) accounting and ERP software, 2) fintech software, and 3) trading education software and website service.

Accounting and ERP software

Through Anyi Network, we engage in the development and sale of enterprise application software, including accounting software and Enterprise Resource Planning (ERP) software, and the software-related after-sales services in China. Our mission is to provide easy-to use and effective solutions to minimize error, comply with the increasing regulatory complexity, accommodate transactions volumes of businesses of various sizes, and thus streamlining their accounting and finance operations.

We currently offer seven accounting and ERP software, enabling users to streamline various aspects of their financial close process, including account reconciliations, variance analysis of account balances, journal entry capabilities, data matching capabilities, inventory management, human resource management, supply chain management, budgeting and contract management. The various versions of the software were designed according to different accounting principles for different industries and entity type, Our software help automate these processes and enable our customers to function continuously, empowering them to improve the integrity of their financial reporting and to achieve efficiencies. Our software also allows customers to share data across various departments, including manufacturing, purchasing, sales, accounting, etc., to manage orders and inventory, supply chain, human resources and payroll, and other segment efficiently within the company. We also provide custom software development based on customers’ specific needs.

Fintech software

We provide social trading software and multi-accounting trading management system to small and mid-size broker and institutional clients. We developed our first version of China exchange-based futures/commodity trading software in September 2019. We aim to offer to small and medium sized financial institutions in China with solutions that could enhance the offering they provide to their end-users. We have conducted trials among a small group of users and are improving the software based on the feedbacks. We plan to charge subscription fee for the trading software.

Trading education software and website service

We have developed a subscription based and interactive trading education website that can be used by brokers as a white-label system. We charged brokers monthly fees.

We plan to launch our own online trading education website under our brand name in the second quarter of 2020 through our subsidiaries, AGM HK and AGM Beijing. The launch of the website is 2 months behind schedule due to Covid-19 break out in China during the first quarter of 2020. Our target users include people interested in learning basic financial trading knowledge, especially in trading financial instruments and in trading markets. Users can access contents created by our team members and third-party content providers. Our solution also provides trading simulator, offering users with real-time practice environment. For our own education brand, we charge a subscription fee to our online education users. We can also generate revenue by hosting contests and uploading content sponsored by financial institutes.

Recent Development

We were primarily engaged in two core businesses: (i) online trading platform application and computer program technical support and solution service (“Online Trading and Computer Support Service”); and (ii) program trading application technology and management service. We provide Online Trading and Computer Support Service and program trading application technology and management service through our subsidiaries, AGM HK and AGM Beijing.

In 2018, the central government of the People’s Republic of China initiated a certain policy change that would no longer support our forex-trading related business. In addition, the access to certain accounts holding the deposits payable have been restricted by local regulators due to this policy change. In order to ensure compliance with PRC laws, regulations and policies, the Company voluntarily ceased its forex trading brokerage business and suspended such activities on AGMTrade, a social network platform operated by other subsidiaries of the Company, as they would fall within the scope of the government initiative. As a result, we no longer engage in and does not expect to generate any revenue from the forex trading brokerage business, including AGMTrade.

On July 26, 2019 AGM Holdings completed the acquisition of 100% equity of Anyi Network Inc., a Cayman Islands corporation (“Anyi Network”) and its subsidiaries. Anyi Network currently offers seven accounting and ERP software, designed according to different accounting principles for different industries and entity types. Anyi Network also provides a free version for each of its accounting and ERP software that targets small and medium-sized enterprises (SMEs). Users have access to all the tools and functions in the free version, expect that the work volume is limited. Through this acquisition, the Company become a strong provider of information technology and Internet services for SME in China, and to continuously provide more advanced, easy-to-use, and practical products and services for more enterprises and businesses.

The COVID-19 Pandemic

We are monitoring the global outbreak and spread of the novel strain of coronavirus (COVID-19) and taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business (including but not limited to our employees, customers, other business partners, our manufacturing capabilities and capacity and our distribution channels) posed by its spread and the governmental and community reactions thereto. We continue to assess and update our business continuity plans in the context of this pandemic, including taking steps in an effort to help keep our workforces healthy and safe. The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences), and we expect to take further actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees, customers and other business partners. We are also working with our suppliers to understand the existing and future negative impacts to our supply chain and take actions in an effort to mitigate such impacts. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results could be material. See “Risk Factors—Risks Related to our Business—The COVID-19 pandemic has adversely impacted, and poses risks to, our business, the nature and extent of which are highly uncertain and unpredictable.”

Revenue

The Company derives revenue from the sale of packaged software products, technical support plans, software customization services, and bundle of products or services that may include a combination of these items. We enter into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recorded and recognized revenues from both products and services in one account, which we present as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive income. The Company derives revenue from the sale of the following three items:

(1)	Software Products

The Company’s packaged software products consist of accounting products, Anyiwang V series, E series and G series, and other audit assistance and information management products under the Anyiwang brand. Each packaged software product includes a perpetual software license and a one-year technical support plan. Revenue is recognized at a point in time upon the delivery of the perpetual license, and in a period of time throughout the effective period for the technical support plan, which generally is recognized over twelve month period.

(2)	Technical Support Plans

The Company sells our technical support plan either as a package with our sale of software products or separately on its own. Each technical support plan has a unified effective period of one year. Revenue is recognized in a period of time throughout the effective period for the technical support plan, generally is recognized over twelve month period.

(3)	Software Customization Services

The Company delivers its software customization services by developing customized features on the Anyiwang software products to suit customers’ special needs. Upon receiving the purchase request from the customers, the Company designs, develops, tests, and implements the specified features to our software products. The Company also includes a one-year technical support plan specifically for the developed feature(s).

Customers are able to request and purchase the service together with a purchase of our software product, or separately if the customer has our software products in-use. Revenue is recognized at a point in time upon customers’ acceptance of the feature(s), and revenue for the technical support plan is recognized over its service term, which generally is for twelve month period.

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

Results of Operations

	For the Years Ended December 31,
	2019	2018	2017
Revenues, net	$709,630	$3,871,812	$10,256,905
Revenues - related party	-	1,240,708	2,170,838
Total revenues, net	709,630	5,112,520	12,427,743
Cost of revenue	242,944	1,653,028	3,348,681

Gross profit	466,686	3,459,492	9,079,062

Gross margin	66%	68%	73%

Operating expenses
Selling, general and administrative expenses	1,565,762	3,876,872	2,931,469
Research and development expenses	127,117	1,028,249	398,188
Bad debt expenses	-	923,217	35,000

Total operating expenses	1,692,879	5,828,846	3,364,657

(Loss) income from operations	(1,226,193)	(2,368,846)	5,714,405

Other income (expense)
Other income	127,263	534,246	19,358
Other expense	(374,608)	(511,908)	(13,336)
Loss on equity method investment	33,684	(35,174)	-

Total other income (expense)	(213,661)	(12,836)	6,022

Income before provision of income taxes	(1,439,854)	(2,381,682)	5,720,427
Provision for income taxes	123,001	(595,421)	1,300,894

Net (loss) income from continued operation	(1,562,855)	(1,786,261)	4,419,533

Discontinued operation
(Loss) gain from discontinued operation, net of income tax	-	(11,698,538)	(519,642)
Gain from sale of discontinued operation, net of income tax	-	5,072,068	-
Loss from discontinued operation, net of income tax	-	(6,626,470)	(519,642)

Net (loss) income	$(1,562,855)	$(8,412,731)	$3,899,891

Revenues

Our total revenues decreased by $4,402,890 or 86%, from $5,112,520 in fiscal 2018 to $709,630 in fiscal 2019. Our total revenues – third parties decreased by $3,162,182 or 82%, from $3,871,812 in fiscal 2018 to $709,630 in fiscal 2019, and a decreased in total revenues – related parties of $1,240,708 or 100%, from $1,240,078 in fiscal year 2018 to $0 in fiscal 2019. The decrease in revenues was primarily due to the continued business as described in detail in the section titled “Discontinued Business” starting on page 21. During 2019, we developed new products and services using technology derived from the discontinued business. These newly developed products and services have not started to contribute to our revenue stream.

Our total revenues decreased by $7,315,223 or 59%, from $12,427,743 in fiscal 2017 to $5,112,520 in fiscal 2018. Our total revenues – third parties decreased by $6,385,093 or 62%, from $10,256,905 in fiscal 2017 to $3,871,812 in fiscal 2018. Our total revenues – related parties decreased by $930,130 or 43%, from $2,170,838 in fiscal 2017 to $1,240,708 in fiscal 2018.

Cost of Revenues and Gross Margin

Cost of revenues decreased by $1,410,084 or 85%, from $1,653,028 in fiscal 2018 to $242,944 for the fiscal 2019. The decrease of cost of revenue was primarily attributable to in line with decrease of revenues. Gross margin for fiscal 2019 was 66%, as compared to 68% for fiscal 2018. The decreased in gross margin was primarily due to lower cost in the salaries, payroll taxes and lower overhead costs.

Costs of revenues primarily include cost of direct labors, overhead, and other related incidental expenses that were directly attributable to the Company’s principal operations. Cost of revenues decreased by $1,695,653 or 51%, from $3,348,681 in fiscal year 2017 to $1,653,028 for the fiscal 2018. The decrease of cost of revenue was primarily attributable to in line with decrease of revenues. Gross margin for fiscal 2018 was 68%, as compared to 73% for fiscal 2017. The decreased in gross margin was primarily due to higher cost in the salaries, payroll taxes and employee benefit costs of our technology and management services.

Selling, General and Administrative expenses

Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses were $1,565,762 for the year of 2019, a decrease of $2,311,110, or 60% from December 31, 2018 to December 31, 2019. The decrease in selling, general and administrative expenses was primarily due to decrease in payroll expense, professional service and consulting fees, depreciation and amortization expenses, and advertising and marketing expenses, reflecting the decreased number of employees required to change our business, and offset by increase in regulatory compliance, auditing and filing primarily due to expenses on the acquisitions of new subsidiaries in fiscal 2019.

Selling, general and administrative expenses $3,876,872 in fiscal 2018 and $2,931,469 for the fiscal 2017, an increase of $945,403, or 32%, from December 31, 2017 to December 31, 2018. The increase in selling, general and administrative expenses was primarily due to increase in payroll expense, professional service and consulting fees, depreciation and amortization expenses, and advertising and marketing expenses, reflecting the increased number of employees required to expand our business, and increase in regulatory compliance, auditing and filing. We also launched promotion and marketing activities in fiscal 2018 in an effort to further expand the market.

Research and Development Expenses

We incurred $127,117 in research and development in fiscal 2019. Research and development expenses decreased by $901,132, or 88%, for fiscal 2019 compared to fiscal 2018, since the Company acquired Anyi Network and its technologies of ERP software as an alternative. We incurred $1,028,249 in research and development expenses in fiscal 2018, compared to $398,188 in fiscal 2017. Research and development expenses increased by $630,061, or 158%, for fiscal 2018 compared to fiscal 2017. The increase was primarily due to the hiring of additional research and development staff due to the increased number of projects and project size expansion.

Bad debt expense

We incurred $0 in bad debt expense in fiscal 2019, as compared to $923,217 in fiscal 2018, a decrease of $923,217. We incurred $923,217 in bad debt expense in fiscal 2018, as compared to $35,000 in fiscal 2017, an increase of $888,217.

Income (loss) from operations

As a result of the factors described above, operating loss was $1,226,193 for fiscal 2019, compared to operation loss was $2,368,846 for fiscal 2018, a decrease in operation loss of $1,142,652, or 48%. Our operation loss in fiscal 2018 was $2,368,846, compared to operating income was $5,714,405 for fiscal 2017, an increase in operating loss of $8,083,251, or 141%.

Other income (expenses)

For fiscal 2019, other expense, net of other income, were $213,661, compared to other expenses, net of other income, were $12,836 for fiscal 2018, a change of $200,824. The increase of other expense was primarily attributable to a decrease of gain on foreign currency transactions and offset by a decrease expense of $68,858 incurred in the 2018 periods related to our equity method investment.

For fiscal 2018, other expense, net of other income, were $12,837, compared to other income, net of other expenses, were $6,022 for fiscal 2017, a change of $18,858. The increase of other expense was primarily attributable to an increase of $498,572 for layoff funds reflecting our downsized business categories and an increase expense of $35,174 incurred in the 2018 periods related to our equity method investment, offset by an increase of $514,888 in other income due to gain on foreign currency transactions.

Income (loss) from continuing operations

As a result of the foregoing, our loss from continuing operations was $1,562,855, or $(0.07) per share (basic and diluted), for the year ended December 31, 2019, as compared with loss from continuing operations of $1,786,261, or $(0.09) per share (basic and diluted), for the year ended December 31, 2018. Our continuing operating income was $4,419,533 for fiscal 2017, or $0.22 per share (basic and diluted), for the year ended December 31, 2017.

Income Tax

For fiscal 2019, we had expenses for income tax of $123,001, an increase of $718,422, or 121%, as compared to benefit for income tax of $595,421 for fiscal 2018. The increase is primarily due to recording of tax liability of $123,001 and tax asset of $595,421 in relation to uncertain tax positions for the uncertainty surrounding the PRC residency of our non-PRC entities for the years ended December 31, 2019 and 2018.

For fiscal 2017, we had provision for income tax expense of $1,300,894, an increase of $517,512, or 66%, as compared to $783,382 for fiscal 2016. The increase is primarily due to recording of tax liability of $1,300,894 and $783,382 in relation to uncertain tax positions for the uncertainty surrounding the PRC residency of our non-PRC entities for the years ended December 31, 2017 and 2016.

Loss from discontinued operation, net of income taxes

The Company had no loss or gain from discontinued operations for the year ended December 31, 2019. Our loss from discontinued operations was $6,626,470, or $(0.31) per share (basic and diluted), for the year ended December 31, 2018, as compared with loss from discontinued operations of $519,642, or $(0.03) per share (basic and diluted), for the year ended December 31, 2017.

The summarized operating result of discontinued operation included our consolidated statements of operation is as follows:

	Years Ended December 31,
	2019	2018	2017
Revenues	$-	$486,244	$315,194
Cost of revenues	-	400,513	392,671
Gross profit	-	85,732	(77,477)
Operating expenses	-	(11,844,769)	(562,559)
Other income (expenses), net	-	60,499	120,394
Loss before income tax	-	(11,698,538)	(519,642)
Income tax expense	-	-	-
Loss from discontinued operation	-	(11,698,538)	(519,642)
Gain from disposal, net of tax	-	5,072,068	-
Total loss from discontinued operations, net of income taxes	$-	$(6,626,470)	$(519,642)

We recognized impairment loss on intangible assets of approximately $2,712,000 when the Company decided to discontinue AGM Belize’s operation in the year ended December 31, 2018.

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

Net Income (loss)

As a result of the factors described above, our net loss for fiscal 2019 was $1,562,855, compared to net loss of $8,412,731 for fiscal 2018, a decrease in net loss of $7,072,596, or 84%. Our net loss for fiscal 2018 was $8,412,731, compared to net income of $3,899,891 for fiscal 2017, an increase in net loss of $12,312,622, or 316%.

Foreign currency translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of AGM Holdings, Anyi Technology, Anyi Network, AGM Belize, AGM HK, AGM Software, AGM UK, AGM Australia, AGMClub, and AGM Global are United States dollar. The functional currency of AGM Tianjin, its subsidiaries, Jiangsu AnYiWang and its subsidiaries are Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates.

The Consolidated Balance Sheets balances, with the exception of equity at December 31, 2019 and 2018, were translated at RMB6.9630 and RMB6.8764 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Income and the Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017 were RMB6.9074, RMB6.6146 and RMB6.7570 to $1.00, respectively.

Net gains and losses resulting from foreign exchange translations are included in the Comprehensive income on the consolidated statements of operations. As a result of foreign currency translations, which are a non-cash adjustment, the Company reported a foreign currency translation gain of $95,060 and $284,923 for the years ended December 31, 2019 and 2018, and a foreign currency translation loss of $29,664 for the year ended December 31, 2017. This non-cash loss had the effect of increasing our reported comprehensive loss.

B. Liquidity and Capital Resources.

Liquidity

For the years ended December 31, 2019 and 2018

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. As of December 31, 2019 and 2018, we had working capital of $4,642,429 and $5,266,868, including cash and cash equivalents of $2,076,569 and $7,865,345, respectively. As a result, we believe that our current cash and cash to be generated from our operations will be sufficient to meet our working capital needs for at least the next twelve months. We are not dependent upon the access to borrow loans from our related parties. We plan to expand our business to implement our growth strategies to broaden our service and strengthen our position in the marketplace.

The following table sets forth a summary of changes in our working capital from December 31, 2018 to December 31, 2019:

	December 31, 2019	December 31, 2018	Change	Percentage Change
Working capital:
Total current assets	$7,305,317	$8,397,634	$(1,092,317)	(13)%
Total current liabilities	2,662,888	3,130,766	(467,878)	(15)%
Working capital	$4,642,429	$5,266,868	$(624,439)	(12)%

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flow Summary

The following table sets forth certain items in our consolidated statements of cash flows for 2019, 2018 and 2017.

	For The Years Ended December 31,
	2019	2018	2017
Net cash (used in) provided by operating activities	$(196,393)	$(2,833,234)	$6,563,547
Net cash used in investing activities	(5,010,387)	(435,458)	(1,403,690)
Net cash (used in) provided by financing activities	(526,329)	6,063,054	(1,624,187)
Exchange rate effect on cash, cash equivalents and restricted cash	(55,667)	442,591	(63,208)
Net increase in cash and cash equivalents	$(5,788,776)	$3,236,953	$3,472,462
Cash and cash equivalents, beginning of the year	7,865,345	4,628,392	4,224,237
Cash and cash equivalents, end of the year	2,076,569	7,865,345	7,696,699
Less cash and cash equivalents of discontinued operations–end of period	-	-	3,068,307
Cash and cash equivalents of continuing operations–end of period	$2,076,569	$7,865,345	$4,628,392

We have cash and cash equivalents held in financial institutions in the following countries (regions):

Country (Region)	December 31, 2019	December 31, 2018
China (Mainland)	$675,170	$388,161.79
China (Hong Kong)	756,992	2,880,602.93
Singapore	644,407	2,554,760.90
USA	-	2,040,296.49
Australia	-	1,522.78
Total continuing operations	$2,076,569	$7,865,345
Additional discontinued operation	-	-
Total continuing operations	$2,076,569	$7,865,345

Operating Activities:

Net cash used in operating activities of continuing operations was $196,393, for fiscal 2019, primarily due to a net loss of $1,562,855 and adjusted by non-cash working capital primarily included depreciation and amortization expenses of $57,631 and a gain on equity method investment of $33,684. The adjustments for changes in assets and liabilities primarily included (i) accounts receivable from the third party of $67,071, (ii) prepaid expenses and other current assets of $306,671, (iii) accounts payable of $76,382, (iv) advance from customers of $68,028, and (v) accrued expenses and other current liabilities of $1,112,744.

Net cash used in operating activities of continuing operations was $2,075,286 (total of $2,833,234 including discontinued operations of $757,948) for fiscal 2018, primarily due to a net loss of $8,412,730 adjusted by loss from discontinued operations of $6,626,470 and non-cash working capital primarily included depreciation and amortization expenses of $382,680, allowance for doubtful accounts of $923,217 and gain from disposal of subsidiary $450,000. The adjustments for changes in assets and liabilities primarily included (i) accounts receivable from the third party and related party of $580,007, (ii) prepaid expenses and other current assets of a$1,065,753, (iii) accounts payable of $66,687, and (iv) accrued expenses and other current liabilities of $761,037.

There was no net cash provided or used by investing activities of discontinued operations for fiscal 2019, Net cash used in operating activities of discontinued operations was $757,948 in fiscal 2018 and net cash provided by operating activities of discontinued operations was $1,134,056 fiscal 2017.

The decrease in cash out flows from our continuing operating activities for the year ended December 31, 2019 compared to the year ended December 31, 2018 primarily resulted from the significant decrease in our net loss in the year ended December 31, 2019. For the year ended December 31, 2019, our net loss totaled $1,562,855, compared to net loss of $8,412,730 in 2018.

Investing Activities:

Net cash used in investing activities of continuing operations was $5,010,387 for fiscal 2019. It was attributable to the purchase of office equipment for $34,656, an acquisition of subsidiaries in cash of $400,000, an advance deposit for intent acquisition of $4,937,664 and offset by the proceeds from sales of equity investment of $361,933.

Net cash used in investing activities of continuing operations was $435,458 for fiscal 2018. It was attributable to the purchase of office equipment for $57,506 and acquisition of investment of $377,952, respectively.

There was no net cash provided or used by investing activities of discontinued operations for fiscal 2019, 2018 and 2017.

One of our primary use of cash in our investing activities for each period was for our purchase of equipmentns and intangible assets. We spent $22,850 less than the year of 2018 in purchasing equipmentns for the year ended December 31, 2019. We also spent $5,337,664 more than the year of 2018 in acquisition or intent acquisition of new business for year ended December 31, 2019. We spent $377,952 in acquisition of investment for the year ended December 31, 2018, which we received proceeds of $361,933 from sales of this investment in fiscal 2019.

Financing Activities:

Net cash used in financing activities was of continuing operations $526,326 for fiscal 2019. It was attributable to repayment of related party loans and advances of 636,008 and offset by borrowings from related parties of $109,679.

Net cash provided by financing activities of continuing operations was 6,063,054 for fiscal 2018. It was attributable to proceeds from issuance of ordinary shares of $5,728,811 and borrowings from related parties of $9,293,654, offset by repayment of related party loans and advances of $8,959,411.

There was no net cash provided or used by financing activities of discontinued operations for fiscal 2019 and fiscal 2018. Net cash used by financing activities of discontinued operations was $127,195 for fiscal 2017.

We received capital contribution from stockholders of $5,728,811 less in 2019 than in 2018. During the year ended December 31, 2019, we received proceeds of $9,183,975 less than 2018 in borrowings from related parties, and also paid $8,323,403 less than the year of 2018 in repayments to related parties.

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

Regulatory Restrictions on Capital Injections

We plan to use proceeds from potential offering to fund our business from time to time. In order to do so, we will be required to comply with the following Chinese regulations regarding capital injections to foreign-invested enterprises.

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

We may choose to finance subsidiaries by means of capital contributions. These capital contributions must be registered with the Ministry of Commerce or its local counterpart. In March 2015, SAFE issued the Circular Concerning the Reform of the Administration of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No.19, which became effective in June 2015. SAFE Circular No.19 regulates the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. Furthermore, SAFE promulgated a circular in June 2016, SAFE Circular No.16, which further revises some clauses in the SAFE Circular No.19. SAFE Circular No. 19 and No.16 provide that the capital-account foreign exchange incomes of a domestic enterprise shall not be used for expenditures that are forbidden by relevant laws and regulations, for purposes that are not included in the business scope approved by the applicable government authority, shall not be used for direct or indirect equity investments within China or for any other kind of investment except principal-guaranteed wealth-management products, unless otherwise prescribed by other laws and regulations, shall not be used for issuing RMB entrusted loans (except included in the business scope approved by the applicable government authority or issuing RMB entrusted loans to affiliated enterprises), repaying inter-enterprise loans, repaying bank loans which has been refinanced to third parties, issuing RMB loans to non-affiliated enterprises unless expressly permitted in the business scope and shall not be used to purchase real estate that is not for personal use except if the company is a real estate enterprise. In addition, SAFE supervises the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company by further focusing on ex post facto supervision and violations. Previously, for FIEs the increase of capital contribution shall be approved by MOFCOM. In 2016, the approval was changed to registration. Currently, China is holding more open and tolerate attitude toward FIEs. Even with more and more open policy toward FDI and FIEs, Circulars mentioned above may still have some limit on our ability to use the net proceeds from offering to invest in or acquire any other Chinese companies in China, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the company, to date, the Company is not expecting to experience any adverse effects other than:

1. Difficulty in communicating with potential acquisition targets.

2. Fund-raising events may be limited.

Additionally, it is possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, including the ability to raise additional funding.

Capital Resources

As of December 31, 2019 and 2018

The following table provides certain selected balance sheets comparisons as of December 31, 2019 and December 31, 2018:

	December 31,	December 31,	Increase
	2019	2018	(Decrease)%

Cash and cash equivalents	$2,076,569	$7,862,345	$(5,788,776)	(74)%
Accounts receivable, net	66,535	-	66,535	-
Prepaid expenses and other current assets	5,162,213	532,289	4,629,924	870%
Total current assets	7,305,317	8,397,634	(1,092,317)	(13)%
Investments	-	341,045	(341,045)	(100)%
Property and equipment, net	75,391	97,933	(22,542)	(23)%
Intangible assets, net	11,593	13,073	(1,480)	(11)%
Goodwill	7,121,712	-	7,121,712	-
Total non-current assets	7,208,696	452,051	6,756,645	1,495%
Total assets	$14,514,013	$8,849,685	$5,664,328	64%

Accounts payable	$3,268	$79,650	$(76,382)	(96)%
Accrued expenses and other payables	1,867,251	1,703,134	164,117	10%
Advance from customers	67,484	-	67,484	-
Due to related parties	724,885	1,347,981	(623,096)	(46)%
Total current liabilities	2,662,888	3,130,766	(467,878)	(15)%
Total liabilities	$2,662,888	$3,130,766	$(467,878)	(15)%

Cash

As of December 31, 2019, we have a total of $2,076,569 in cash and cash equivalents, among which $675,170 (RMB4,701,236) was held inside China (Mainland), and $1,401,399 was held outside of China (Mainland). As of December 31, 2018, we have a total of $7,865,345 in cash and cash equivalents, among which $388,162 (RMB2,669,156) was held inside China (Mainland), and $7,477,183 was held outside of China (Mainland). We have not transferred and do not plan to transfer our cash in RMB outside of China (Mainland) in order to avoid unnecessary currency exchange cost. Our subsidiaries in China (Mainland) incur expenses from time to time, and we have spent and plan to spend our cash in RMB to cover those expenses.

Accounts receivables, net

Accounts receivable, net as of December 31, 2019 was $66,535, compared to $0 as of December 31, 2018. The Company determined write-offs all the accounts receivables as of December 31, 2018.

Prepaid expenses and other current assets, net

As of December 31, 2019, balances of prepaid expenses and other current assets were $5,162,213, an increase of $4,629,924, or 870%, compared to $532,289 as of December 31, 2018. This increase primarily due to the advance deposit in connection with the Company’s Letter of Intent of equity acquisition with Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”) on February 26, 2019. Pursuant to the Letter of Intent, the Company intended to acquire 100% of Yushu Kingo’s equity by issuing new shares and using cash. Balance of security deposit and others increased by $43,360, or 29%, offset by balance of prepaid expenses decreased by $351,100, or 92% as of December 31, 2019, as shown in the following table.

	December 31, 2019	December 31, 2018
Prepaid expenses	$31,953	$383,053
Advance deposit for intent acquisition	4,937,664	-
Security deposits and others	192,596	149,236
Total prepaid expenses and other current assets	$5,162,213	$532,289

Current assets

Current assets as of December 31, 2019 totaled $7,305,317, a decrease of $1,092,317, or 13% from our December 31, 2018 balance. This decrease primarily resulted from a $5,788,776 decrease in cash, offset by a $66,535 increase in accounts receivable and a $4,629,924 increase in prepaid expenses and other current assets.

Accrued liabilities and other payables

Accrued liabilities and other payables mainly included wages payable, VAT payable, deposit payables and other payable at the year end. Accrued liabilities and other payables as of December 31, 2019 were $1,867,251, an increase of $164,117, compared to $1,703,134 as of December 31, 2018. The increase was mainly due to the increase of tax and wages payable.

Credit Facility

We mainly finance our operations through proceeds borrowed from related parties. As of December 31, 2019, due to related parties were $724,885, a decrease of $623,096, compared to $1,347,981 as of December 31, 2018. Due to related parties as of December 31, 2019 and 2018 include:

	December 31, 2019	December 31, 2018
Zhentao Jiang	$607,349	$1,307,264
Wenjie Tang	-	11,318
Guofu Zhang	117,155	29,399
Others	381	-
Total	$724,885	$1,347,981

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses related parties paid on behalf of the Company. These loans are interest free, unsecured and repayable on demand.

For the year ended December 31, 2019, Zhentao Jiang, Guofu Zhang, Wenjie Tang and their related companies paid operating expenses on behalf of the Company of $61,864. For the year ended December 31, 2018, Zhentao Jiang, Wenjie Tang, Guofu Zhang, and Bin Liu paid operating expenses on behalf of the Company of $419,645.

From time to time, the Company borrowed $109,679, $8,581,150, and $4,032,044 from related parties in the years ended December 31, 2019, 2018 and 2017, respectively, and repaid $636,008, $6,837,611, and $6,826,231 in the years ended December 31, 2019, 2018 and 2017, respectively.

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

The critical accounting policies summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this annual report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Revenue Recognition

The Company adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented.   The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by the Company in its determination of revenue recognition:

●	Step 1: Identify the contract(s) with the customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price;

●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when or as the Company satisfies a performance obligation.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company derives revenue from the sale of packaged software products, technical support plans, software customization services, and bundle of products or services that may include a combination of these items. We enter into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recorded and recognized revenues from both products and services in one account, which we present as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive income.

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

Recent Accounting Pronouncements

In October 2018, the FASB issued ASU 2018-17, Targeted Improvements to Related Party Guidance for Variable Interest Entities, that changes the guidance for determining whether a decision-making fee paid to a decision makers and service providers are variable interests. The guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, with early adoption permitted. We will adopt this standard on its effective date of January 1, 2020. We do not expect the adoption of this ASU to have a material impact on our consolidated financial position, results of operations, cash flows, or presentation thereof.

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

●	Financial technology is an industry on its rapid growth. The global investment into fintech startups companies from 2010 to 2015 totaled $49.7 billion. Total investments from Fintech on the global market reached $47 billion in 2015, while it had a considerable decline to $25 billion in 2016. On the other hand, over 80% of traditional financial institutions believe business is at risk to financial technology innovators, and among them 82% expect to increase financial technology partnerships in the next three to five years.

●	In the original software service field, we retained the core team and concentrated on developing software and related services for futures trading in China. It is expected that the formal marketing and sales plan will officially begin in September 2019, after we complete deployment for server and debugging of related systems, as well as feedback on the first round of small-scale trial customers, and a formal promotion plan based on feedback.

●	Since the Company had acquired 100% equity of Anyi Network and its subsidiaries in June 2019, the Company has become one of the best next-generation financial and business management software provider in PRC with our brand-new technology, business philosophy, strong financial strength, and efficient market operation.

E. Off-Balance Sheet Arrangements.

There were no off-balance sheet arrangements for the fiscal years ended December 31, 2019 and 2018, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Item 6.	Directors, Senior Management and Employees

A. Directors and Management

The following table provides information regarding our executive officers and directors as of the date of this annual report:

Name	Age	Position(s)
Bin Cao	60	Chairman of the Board
Wenjie Tang	38	Chief Executive Officer and Director
Guofu Zhang	39	Chief Financial Officer
Xiaoding Wu	37	Chief Operating Officer
Yufeng Mi	43	Chief Technology Officer
Jialin Liu	61	Independent Director and Chairman of Compensation Committee.
Tingfu Xie	72	Independent Director and Chairman of Nominating Committee
Fangjie Wang	30	Independent Director and the Chairwomen of the Audit Committee
Yafang Wang	42	Secretary of the Board

The business address of each of the officers and directors is c/o Creative Consultants (Hong Kong) Limited Room 1502-3 15/F., Connuaght Commercial Building, Wanchai, Hong Kong.

Bin Cao. Mr. Cao has more than twenty years of management experience. He is experienced with financing, real estate and asset management. He has been providing industry, investment and asset management consultation to individuals, private equity funds, and banks since 2005. From 2001 to 2005, Mr. Cao was the Chairman of the Board of Changchun Weide Paratheatrical Co., Ltd., where he developed and supervised the implementation of business strategies and plans, supervised the making and implementation of human resource training and management and supervised and managed the budgeting and implementation of material projects and financial management. From 1996 to 1998, Mr. Cao was the Chairman of the Board of the Changchun Zhisheng City Credit Union, where he managed the day-to-day operation, provided external investment and financing consultation to customers, supervised financial planning and developed risk control and daily management mechanism.

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

Xiaoding Wu. Ms. Wu has extensive experience in management and data collection and analysis. She has been the Director of Data Analysis Department of Beijing AnGaoMeng Technology Service Co., Ltd., a wholly owned subsidiary of the Company, since 2015 where she was in charge of setting up and leading data analysis teams, building trading monitoring system, data analysis assessment system, and risk management system, and designing the automatic trading and risk monitoring system. Prior to that, Ms. Wu spent a year as an Operating Manager at Beijing Jingzhegu Information Technology Co., Ltd. where she coordinated international businesses, managed projects and collected website operation data. Ms. Wu also spent one and a half years as a business assistant at Beijing Taoche Information Technology Co., Ltd., two and a half years as a corporate service manager at Yingfu Language Training Centre and four years as a sales assistant at China Peace International Tourism Co., Ltd. Ms. Wu received her bachelor’s degree in Tourism Management from Beijing International Studies University in 2005.

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

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors, including Bin Cao. There is no family relationship among any of our directors or executive officers.

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

B. Compensation

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Employee directors are entitled receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with our directors Bin Cao, Fangjie Wang, Jialin Liu and Tingfu Xie. In addition, our director Wenjie Tang receives compensation for his service as an officer of the Company. He has not received and will not receive compensation as a director of the Company.

Bin Cao

We entered an employment agreement with the Chairman of the Board, Mr. Bin Cao, effective as of May 20, 2019 and running through the Company’s next annual meeting of shareholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal, with an annual salary of $180,000.

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

The table below indicates the compensations we paid to our board of directors in their capacity as directors for fiscal years 2019, 2018 and 2017:

Name	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Zhentao Jiang	2019	22,500	0	0	0	22,500
Former Chairman of the Board(1)	2018	184,656	0	0	0	184,656
	2017	180,000	0	0	0	180,000

Bin Cao	2019	31,500	0	0	0	31,500
Chairman of the Board(1)	2018	-	-	-	-	-
	2017	-	-	-	-	-

Wenjie Tang	2019	0	0	0	0	0
Director(2)	2018	0	0	0	0	0
	2017	0	0	0	0	0

Fangjie Wang	2019	10,424	0	0	0	10,424
Independent Director and	2018	0	0	0	0	0
Chairman of Audit Committee(3)	2017	0	0	0	0	0

Chuang Chen	2019	0	0	0	0	0
Former Independent Director	2018	0	0	0	0	0
and Chairman of Audit Committee (3)(4)	2017	7,992	0	0	0	7,992

Jialin Liu	2019	8,686	0	0	0	8,686
Independent Director and	2018	0	0	0	0	0
Chairman of Compensation Committee(4)	2017	6,660	0	0	0	6,660

Tingfu Xie	2019	10,424	0	0	0	10,424
Independent Director and	2018	0	0	0	0	0
Chairman of Nominating Committee(4)	2017	7,992	0	0	0	7,992

(1)	Zhentao Jiang resigned as a director and Chairman of the Board in May 2019. Effective May 19, 2019, Bin Cao was elected by the Board as the Chairman of the Board.

(2)	Wenjie Tang is also the Chief Executive Officer. Mr. Tang receives an annual salary for his service as the CEO. He does not receive any compensation as a director.

(3)	Chuang Chen resigned as an independent director and the Chairman of the Audit Committee in December 2018.

(4)	Each independent director has waived his or her compensation for the year 2018 due to the operating results of the Company.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2019 and 2018, and 2017.

Name and Principal Position	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Wenjie Tang	2019	43,200	0	0	0	43,200
Chief Executive Officer	2018	151,831	0	0	0	151,831
	2017	144,000	0	0	0	144,000

Guofu Zhang	2019	48,856	0	0	0	48,856
Chief Financial Officer	2018	76,988	0	0	0	76,988
	2017	81,768	0	0	0	81,768

Chengchun Zhang	2019	35,000	0	0	0	35,000
Former Chief Operating Officer(1)	2018	180,000	0	0	0	180,000
	2017	180,000	0	0	0	180,000

Xiaoding Wu	2019	13,348	0	0	0	13,348
Chief Operating Officer(1)	2018	-	-	-	-	-
	2017	-	-	-	-	-

Yufeng Mi	2019	30,000	0	0	0	30,000
Chief Technology Officer	2018	117,588	0	0	0	117,588
	2017	132,229	0	0	0	132,229

Bin Liu	2019	-	-	-	-	-
Former Chief Risk Officer(2)	2018	0	0	0	0	0
	2017	88,000	0	0	0	88,000

Chenxi Shi	2019	-	-	-	-	-
Former Secretary of the	2018	0	0	0	0	0
Board(2)	2017	120,000	0	0	0	120,000

Yafang Wang	2019	11,582	0	0	0	11,582
Secretary of the Board	2018	5,820	0	0	0	5,820
	2017	0	0	0	0	0

(1)	Chengchun Zhang has resigned as Chief Operating Officer in October 2019. Effective November 1, 2019, Xiaoding Wu was elected the Chief Operating Officer.

(1)	Bin Liu has resigned as Chief Risk Officer in June 2018.

(2)	Chenxi Shi has resigned as Secretary of the Board in May 2018.

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Mr. Bin Cao, Mr. Wenjie Tang, Mr. Yufeng Mi, Ms. Xiaoding Wu, Mr. Guofu Zhang, and Ms. Yafang Wang.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of May 12, 2020 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Class A ordinary shares and Class B ordinary shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

Our company is authorized to issue 200,000,000 Class A ordinary shares of $0.001 par value per share and 200,000,000 Class B ordinary shares of $0.001 par value per share. The number and percentage of ordinary shares beneficially owned are based on 21,791,055 Class A ordinary shares of $0.001 par value per share and 7,100,000 Class B ordinary shares of $0.001 par value per share issued and outstanding as of May 12, 2020. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, O ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 12, 2020 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 1 Jinghua South Road, Wangzuo Plaza East Tower, Room 2112, Beijing, P.R. China 100020. As of May 12, 2020, we have 52 registered shareholders of record of Class A Ordinary Shares.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A)	Percentage Ownership (Class A)	Amount of Beneficial Ownership (Class B)	Percentage Ownership (Class B)	Combined Voting Power of Class A and Class B	Combined Voting Power of Class A and Class B Ordinary Shares as a Percentage(3)
Directors and Named Executive Officers:
Bin Cao, Chairman of the Board	-	0%	-	0%	-	0%
Wenije Tang, Chief Executive Officer and Director(1)	6,500,000	29.83%	6,500,000	91.5493%	39,000,000	68.07%
Guofu Zhang, Chief Financial Officer	-	0%	-	0%	-	0%
Xiaoding Wu, Chief Operating Officer	-	0%	-	0%	-	0%
Yufeng Mi, Chief Technology Officer	600,000	2.75%	600,000	8.45%	3,600,000	6.28%
Yafang Wang, Secretary of the Board	-	0%	-	0%	-	0%
Fangjie Wang, Independent Director and Chairman of Audit Committee	-	0%	-	0%	-	0%
Jialin Liu, Independent Director and Chairman of Compensation Committee	-	0%	-	0%	-	0%
Tingfu Xie, Independent Director and Chairman of Nominating Committee	-	0%	-	0%	-	0%
All directors and executive officers as a group (9 persons)	7,100,000	32.58%	7,100,000	100%	42,600,000	74.36%

5% Beneficial Owners:
Firebull Holdings Limited(1)	5,000,000	22.95%	5,000,000	70.42%	30,000,000	52.36%
Zhentao Jiang, Former Chairman of the Board((2)	3,400,000	15.01%	-	0%	3,400,000	5.93%
Chengchun Zhang, Former Chief Operating Officer(2)	2,400,000	11.01%	-	0%	2,400,000	4.19%

(1)

Wenjie Tang individually holds 1,500,000 shares of Class A ordinary shares and 1,500,000 shares of Class B Ordinary Shares. In addition, Wenjie Tang and Bin Cao jointly and indirectly hold the 5,000,000 shares of Class A ordinary shares and the 5,000,000 shares of Class B ordinary shares beneficially owned by Firebull Holdings Limited, a company formed under the laws of Hong Kong SAR. Wenjie Tang has the voting and dispositive power of the 5,000,000 shares of Class A ordinary shares and 5,000,000 shares of Class B ordinary shares beneficially owned by Firebull Holdings Limited. The dividend rights of the 5,000,000 shares of Class A ordinary shares owned by Firebull are reserved to our employees as equity incentive to retain talent.

(2)	Zhentao Jiang individually holds 2,400,000 shares of Class A Ordinary Shares. In addition, Zhentao Jiang indirectly holds and has sole voting and dispositive power of the 1,000,000 shares of Class A ordinary shares beneficially owned by Northnew Management Limited, a company formed under the laws of Seychelles.

(3)	Each Class B Ordinary Share in the Company confers upon the shareholder the right to five (5) votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class B Ordinary Share will vote together with holders of our Class A Ordinary Share as a single class on all matters presented to our shareholders for their vote approval.

Related Party Transactions

Related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Zhentao Jiang	Director and principal shareholder
Wenjie Tang	Chief Executive Officer (“CEO”), Director, and shareholder
Bin Cao	Chairman of the Board
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
Bin Liu	Former Chief Risk Officer (“CRO”)
Guofu Zhang	Chief Financial Officer (“CFO”)
Chengchun Zhang	Chief Operational Officer (“COO”) and principal shareholder
Haiyan Huang	Legal representative of Lianyunagan AnYiWang
Zhenhua Li	Legal representative of Hubei AnYiWang
IIG Ltd.	Company under common control of Zhentao Jiang
Firebull Holdings Limited	Company under common control of Wenjie Tang and Bin Cao
Nanjing Yunxinhe Software Technology Co., Ltd.	Company formerly controlled by Zhentao Jiang and still significantly influenced by Zhentao Jiang
Beijing Maiteke Technology Co., Ltd.	Company where Wenjie Tang assumed a key management position
Northnew Management Limited	Company under common control of Zhentao Jiang

i) Revenues from related party and accounts receivable from related party

The Company provides online trading access software application service to IIG Ltd. For the years ended December 31, 2019, 2018 and 2017, the Company generated related party revenues from IIG Ltd. in the amount of $0, $1,240,708 and $2,170,838, respectively. The related party accounts receivable with IIG Ltd. amounted to $0, $0, and $172,237 as of December 31, 2019, 2018 and 2017, respectively.

(ii) Acquisition and Dissolution of AGM Global Asset Management Ltd.

On May 25, 2018, the Company purchased AGM Global Asset Management Ltd from a third-party entity which was owned by two related parties, Mr. Wenjie Tang and Mr. Yufeng Mi.

On August 15, 2019, AGM Global Asset Management Ltd was dissolved and the Company recognized a loss in the amount of $16,537 for the year ended.

(iii) Due to related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of December 31, 2019 and 2018, due to related parties consisted the following:

	December 31, 2019	December 31, 2018
Zhentao Jiang	$607,349	$1,307,264
Wenjie Tang	-	11,318
Guofu Zhang	117,155	29,399
Others	381	-
Total	$724,885	$1,347,981

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses paid by related parties on behalf of the Company. These amounts are interest free, unsecured and repayable on demand.

For the year ended December 31, 2019, Zhentao Jiang, Guofu Zhang, Wenjie Tang and their related companies paid operating expenses on behalf of the Company of $61,864. For the year ended December 31, 2018, Zhentao Jiang, Wenjie Tang, Guofu Zhang, and Bin Liu paid operating expenses on behalf of the Company of $419,645.

From time to time, the Company borrowed $109,679, $8,581,150, and $4,032,044 from related parties in the years ended December 31, 2019, 2018 and 2017, respectively, and repaid $636,008, $6,837,611, and $6,826,231 in the years ended December 31, 2019, 2018 and 2017, respectively.

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

	Market Price Per Share
	High	Low
Quarterly:
April 18, 2018 to June 30, 2018	$37.63	$5.01
July 1, 2018 to September 30, 2018	$39.00	$12.34
October 1, 2018 to December 31, 2018	$50.00	$18.00
January 1, 2019 to March 31, 2019	$35.90	$18.05
April 1, 2019 to June 30, 2019	$20.94	$12.46
July 1, 2019 to September 30, 2019	$19.4	$14.06
October 1, 2019 to December 31, 2019	$24.49	$13.95
January 1, 2020 to March 31, 2020	$17.55	$$14.32
April 1, 2020 to May 8, 2020	$19.74	$$14.87

On January 31, 2020, we received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that we were not in compliance with Nasdaq Listing Rule 5550(a)(3), which requires the Company to have at least 300 public holders for continued listing by Nasdaq. The notification has no immediate effect on the Company’s Nasdaq listing.

Subsequently, we submitted to Nasdaq a plan to regain compliance. On March 26, we received an extension until July 29, 2020 to regain compliance with Listing Rules 5550(a)(3). During the compliance period, the Company’s shares of common stock will continue to be listed and traded on The Nasdaq Capital Market. To regain compliance, the Company must have at least 300 public holders during this 180-day grace period.

If we do not regain compliance with Rule 5550(a)(3) by July 29, 2020, Nasdaq will provide notice that the Company’s Class A ordinary shares will be subject to delisting. We would then be entitled to appeal Nasdaq’s determination to a Nasdaq Hearings Panel and request a hearing.

We intend to close a financing prior to July 29, 2020, and thereby obtain a sufficient number of public holders to evidence compliance with Rule 5550(a)(3). There can be no assurance that we will be able to regain compliance with Rule 5550(a)(3) or will otherwise be in compliance with other Nasdaq listing criteria.

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

B. Memorandum and articles of association

AGM Holdings was incorporated on April 27, 2015 under the BVI Companies Act, 2004 as a company limited by shares. As of the date of this annual report, the Company is authorized to issue 200,000,000 Class A ordinary shares of $0.001 par value per share and 200,000,000 Class B ordinary shares of $0.001 par value per share. As of the date of this report, there are 21,791,055 Class A ordinary shares and 7,100,000 Class B ordinary shares issued and outstanding.

Our memorandum and articles of association do not permit a director to decide what compensation he or she will receive. All decisions about the compensation of directors will be recommended by the compensation committee, upon its formation, and approved by the board of directors as a whole, both acting only when a quorum of members is present.

The following are summaries of the material provisions of our memorandum and articles of association and the BVI Act, insofar as they relate to the material terms of our Class A Ordinary Shares. As a convenience to potential investors, we provide the below description of BVI law and our memorandum and articles of association together with a comparison to similar features under Delaware law.

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

Transfer Agent and Registrar

The transfer agent and registrar for the Class A ordinary shares and Class B ordinary shares is VStock Transfer, LLC, 18 Lafayette Pace, Woodmere, NY 11598.

Distributions

The holders of our Class A ordinary shares are entitled to such dividends or other distributions as may be authorized by our board of directors, subject to the BVI Act and our memorandum and articles of association.

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

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable A director must be given not less than 3 days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if not less than one half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors. A person other than an individual which is a shareholder may by a resolution of its directors or other governing body authorize any individual it thinks fit to act as its representative at any meeting of shareholders. The duly authorized representative shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual.

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

C. Material contracts

Acquisition of Anyi

On August 26, 2019, the Company consummated an acquisition of Anyi pursuant to a Share Exchange Agreement among AGM Holdings, Anyi and the shareholders of Anyi dated July 26, 2019, pursuant to which the shareholders of Anyi sold and delivered 7,010,000 ordinary shares of Anyi, par value $0.0001 per share, representing all of the issued and outstanding shares of Anyi, to the Company, and in consideration therefor, the Company paid $400,000 in cash and issued an aggregate of 475,000 duly authorized, fully paid and nonassessable Class A ordinary shares of the AGM Holdings valued at $16.00 per share to the shareholders of Anyi. The total consideration underlying the transaction was $8,000,000.

Termination of Agreement with SIFT

On May 30, 2018, AGM HK entered into an equity acquisition agreement dated May 24, 2018 (the “Equity Acquisition Agreement”) with the shareholders of SIFT Capital Partners Limited (“SIFT Shareholders”), pursuant to which AGM HK agreed to pay the SIFT Shareholders a total of HK$6,000,000 (approximately US$771,208 based on exchange rate of 7.78 as of the date of this report) (the “Purchase Price”) in exchange for 75% of the equity interest of SIFT Capital Partners Limited. AGM HK also agreed to pay 20% of the Purchase Price within five business days upon the signing of the Equity Acquisition Agreement, 30% of the Purchase Price upon the completion of legal and financial due diligence, and the remaining 50% upon Securities and Futures Commission of Hong Kong approved the transaction and the Amendment to the Articles of Association of SIFT was recorded. Subsequent to signing the Equity Acquisition Agreement, AGM HK has paid a total of HK$3,000,000 (approximately US$385,604) to SIFT Capital Partners Limited.

On December 30, 2019, AGM HK and SIFT Shareholders entered into a Termination Agreement, pursuant to which the parties agreed to terminate the Equity Acquisition Agreement based on failure to meet certain conditions in the Equity Acquisition Agreement.

On December 30, 2019, AGM HK and SIFT Shareholders entered into a Supplement Agreement for Termination Agreement, pursuant to which SIFT Shareholders agreed to return HK$1,200,000 (approximately US$154,242) to AGM HK, of which HK$1,000,000 shall be returned by January 31, 2020 and the remaining HK$200,000 shall be returned by March 31, 2020. As of the date of this report, SIFT Shareholders have returned a total of HK120,000.

Equity Transfer Agreement with Yushu Kingo

On January 16, 2020, AGM Tianjin entered into an equity transfer agreement with the shareholders (“Yushu Kingo Shareholders”) of Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”), who collectively owns 100% of the equity interest in Yushu Kingo.

Pursuant to the agreement, in exchange for 100% of the equity interest in Yushu Kingo, AGM Tianjin agrees to pay $20,000,000 in cash (the “Cash Payment”) and cause AGM Holdings to issue 2,000,000 Class A ordinary shares, valued at $15 per share, subject to the terms and conditions of the Agreement (the “Acquisition”). As of the date of this report, AGM Tianjin has made advance payments upon execution of a letter of intent and upon completion of due diligence (the “Advance Payments”). The parties has further agreed in the Agreement that the Advance Payments shall count towards the Cash Payment and that AGM Tianjin shall pay the remaining Cash Payment amount (the “Remaining Payment”) to Yushu Kingo Shareholders if and only if Yushu Kingo sells no less than 15,000 square meters of real property or generates revenue of no less than RMB 150 million (approximately $21.6 million) during the 24 months after the closing of the Acquisition (the “Cash Payment Condition”). If Yushu Kingo fails to meet the Cash Payment Condition, Yushu Kingo shall return the Advance Payments to AGM Tianjin and AGM Tianjin is not obligated to make the Remaining Payment.

The Acquisition is expected to close after all closing conditions are met, which include, among other things, completion of registration with local government authority and completion of auditing and appraisal. However, we may not be able to complete the Acquisition within a reasonable time frame or at all, given the substantial uncertainty surrounding the COVID-19 outbreak and its economic impact. See “Risk Factors – Risks Related to Our Business and Industry – We may not complete the acquisition of the Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”) within a reasonable time frame or at all, which could have a negative impact on our business.”

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

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. The Enterprise Income Tax Law (the “EIT Law”), effective as of January 1, 2008, enterprises pay a unified income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises. Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. If the PRC tax authorities subsequently determine that AGM Holding and its subsidiaries in PRC or any future non-PRC subsidiary should be classified as a PRC resident enterprise, then such entity’s global income will be subject to PRC income tax at a tax rate of 25%. In addition, under the EIT Law, payments from the subsidiaries in PRC to us may be subject to a withholding tax. The EIT Law currently provides for a withholding tax rate of 20%. If AGM Holdings or any of its subsidiaries in PRC is deemed to be a non-resident enterprise, then it will be subject to a withholding tax at the rate of 20% on any dividends paid by its Chinese subsidiaries to such entity. In practice, the tax authorities typically impose the withholding tax rate of 10% rate, as prescribed in the implementation regulations; however, there can be no guarantee that this practice will continue as more guidance is provided by relevant government authorities. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2019. Our actual PFIC status for the current taxable year ending December 31, 2019 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

As of the latest fiscal year ended December 31, 2019, we had immaterial derivative financial instruments (open FX positions with a total fair value of $0) and did not have any derivative commodity instruments. Our other financial instruments, including cash and cash equivalents, transaction monetary assets held for clients, net accounts receivable, prepaid expenses and other current assets, accounts payable, deposits payable, accrued expenses and other current liabilities, advance from customers, and income tax payable, are exposed to certain market risk such as foreign currency risk and interest rate risk. Our overall risk management program focuses on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on our financial performance and position. Our other financial instruments primarily include cash and cash equivalents, accounts receivable and accounts payable for whose carrying values approximate to their fair value due to the short term nature of these balances. Therefore, we do not expect our other financial instruments to be exposed to material impacts from market risk. However, we have still summarized the relevant market risk and its potential impacts to our other financial instruments as below:

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

We estimated that as of December 31, 2019, a 10% appreciation/depreciation in RMB against the U.S. dollar would have resulted in an increase/decrease of $95,060 to our financial liabilities denominated in RMB and would have resulted in a corresponding decrease/increase in our consolidated comprehensive income. As of December 31, 2019 and 2018, our financial assets denominated in RMB were material and therefore may be subject to material market risk.

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

Not applicable.

Item 15.	Controls and Procedures

(a)	Evaluation of Disclosure Controls and Procedures.

As of December 31, 2019, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on its assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at www.agmprime.com.

Item 16C.	Principal Accountant Fees and Services

JLKZ CPA LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2019 and 2018. MaloneBailey, LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal year ended December 31, 2017. Audit services provided by MaloneBailey, LLP for fiscal years ended December 31, 2017 and by JLKZ CPA LLP for fiscal years ended December 31, 2019 and 2018 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

MaloneBailey, LLP’s fee for the annual audit and the period review of our financial statements for the fiscal years ended December 31, 2017 and period ended June 30, 2018 was $90,000.

JLKZ CPA LLP’s fee for the annual audit of our financial statements for the fiscal year ended December 31, 2019 and 2018 were $100,000 and $125,000, respectively.

Audit-Related Fees

The Company has not paid MaloneBailey, LLP for audit-related services for the fiscal year ended December 31, 2017.

The Company has not paid JLKZ CPA LLP for audit-related services for the fiscal year ended December 31, 2019 and 2018.

Tax Fees

The Company has not paid MaloneBailey, LLP for tax services for the fiscal year ended December 31, 2017.

The Company has not paid JLKZ CPA LLP for tax services for the fiscal year ended December 31, 2019 and 2018.

All Other Fees

The Company has not paid MaloneBailey, LLP for any other services in fiscal year ended December 31, 2017.

The Company has not paid JLKZ CPA LLP for any other services in fiscal year ended December 31, 2019 and 2018.

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

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2019.

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

Nominating Committee

Our nominating committee consists of Mr. Tingfu Xie, Ms. Fangjie Wang and Mr. Jialin Liu. Mr. Tingfu Xie is the chairperson of our nominating committee. We have determined that Mr. Tingfu Xie, Ms. Fangjie Wang and Mr. Jialin Liu satisfy the “independence” requirements under NASDAQ Rule 5605. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Copy of our committee charters are also available on our website at www.agmprime.com.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1(1)	Previous Memorandum and Articles of Association of AGM Group Holdings Inc.

1.2(1)	Amended and Restated Memorandum and Articles of Association of AGM Group Holdings Inc.

2.1 *	Description of Securities

4.1 (3)	Employment Agreement with Wenjie Tang

4.2 (3)	Employment Agreement with Guofu Zhang

4.3 (3)	Employment Agreement with Jialin Liu

4.4 (3)	Employment Agreement with Tingfu Xie

4.5 (3)	Employment Agreement with Yufeng Mi

4.6 (4)	Employment Agreement with Fangjie Wang

4.7 (9)	Employment Agreement with Xiaoding Wu

4.8(5)	English translation of Equity Acquisition Agreement between AGM Technology Limited, SIFT Capital Partners Limited, and its shareholders, dated May 24, 2018

4.9(5)	English translation of Equity Acquisition Agreement between AGM Group Holdings Inc. and Alpha Growth Management Co., Ltd., dated May 25, 2018

4.10(6)	English Translation of the Investment Agreement between AnGaoMeng Technology Service Co., Ltd., Guochuang Shenzhen Investment Co. Ltd., and its shareholders, dated August 8, 2018

4.11(7)	Equity Acquisition Agreement by and among Zhentao Jiang, AGM Group Holdings Inc., and AGM Group Ltd., dated September 5, 2018

4.12(8)	Share Exchange Agreement with Anyi Network Inc. dated July 26, 2019

4.13(10)	Termination Agreement for Equity Acquisition by and between AGM Technology Limited and SIFT Capital Partners Limited dated December 30, 2019

Exhibit No.	Description of Exhibit
4.14(10)	Supplement Agreement for Termination Agreement of Equity Acquisition by and between AGM Technology Limited and SIFT Capital Partners Limited dated December 30, 2019

4.15(11)	Equity Transfer Agreement with Yushu Kingo City Real Estate Development Co., Ltd. Dated January 16, 2020

8.1*	List of Subsidiaries

11.1(2)	Code of Business Conduct and Ethics

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to the Form F-1 filed with the SEC on May 15, 2017

(2)	Incorporated by reference to the Form F-1/A filed with the SEC on September 19, 2017

(3)	Incorporated by reference to the Form F-1/A filed with the SEC on September 28, 2017

(4)	Incorporated by reference to the Form 6-K furnished with the SEC on January 9, 2019

(5)	Incorporated by reference to the Form 6-K furnished with the SEC on May 30, 2018

(6)	Incorporated by reference to the Form 6-K furnished with the SEC on August 16, 2018

(7)	Incorporated by reference to the Form 6-K furnished with the SEC on September 18, 2018

(8)	Incorporated by reference to the Form 6-K furnished with the SEC on July 26, 2019

(9)	Incorporated by reference to the Form 6-K furnished with the SEC on October 31, 2019

(10)	Incorporated by reference to the Form 6-K filed with the SEC on January 3, 2020

(11)	Incorporated by reference to the Form 6-K filed with the SEC on January 22, 2020

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGM GROUP HOLDINGS INC.

By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer (Principal Executive Officer)

By:	/s/ Guofu Zhang
	Name:	Guofu Zhang
	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Date: May 15, 2020

AGM GROUP HOLDINGS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AGM Group Holdings Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows of AGM Group Holdings Inc. and Subsidiaries (collectively, the “Company”) for the year ended December 31, 2017. In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations and their cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2017.

Houston, Texas

April 30, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholders of

AGM Group Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AGM Group Holdings, Inc. and subsidiaries (collectively, the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ JLKZ CPA LLP

JLKZ CPA LLP

Flushing, New York

May 14, 2020

We have served as the Company’s auditor since February 2019.

AGM GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2018

ASSETS
Cash and cash equivalents	$2,076,569	$7,865,345
Accounts receivable, net	66,535	-
Prepaid expenses and other current assets	5,162,213	532,289
Total current assets	7,305,317	8,397,634
Investments	-	341,045
Property and equipment, net	75,391	97,933
Intangible assets, net	11,593	13,073
Goodwill	7,121,712	-
Total assets	$14,514,013	$8,849,685

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$3,268	$79,650
Accrued expenses and other payables	1,867,251	1,703,134
Advance from customers	67,484	-
Due to related parties	724,885	1,347,981
Total current liabilities	2,662,888	3,130,766
Total liabilities	2,662,888	3,130,766

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 21,791,055 and 21,316,055 shares issued and outstanding as of December 31, 2019 and 2018, respectively)	21,791	21,316
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 7,100,000 and 11,910,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively)	7,100	11,900
Additional paid-in capital	15,299,930	7,695,605
Retained earnings	(3,876,167)	(2,313,312)
Accumulated other comprehensive income	398,471	303,411
Total shareholders’ equity	11,851,125	5,718,920
Total liabilities and shareholders’ equity	$14,514,013	$8,849,686

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2019	2018	2017

Revenues
Revenues	$709,630	$3,871,812	$10,256,905
Revenues - related parties	-	1,240,708	2,170,838
Total Revenues	709,630	5,112,520	12,427,743
Cost of Revenues
Cost of revenues	242,944	1,653,028	3,348,681
Total cost of revenues	242,944	1,653,028	3,348,681

Gross profit	466,686	3,459,492	9,079,062

Operating expenses
Selling, general & administrative expenses	1,565,762	3,876,872	2,931,469
Research and development expenses	127,117	1,028,249	398,188
Bad debt expenses	-	923,217	35,000
Total operating expenses	1,692,879	5,828,338	3,364,657

(Loss) income from operations	(1,226,193)	(2,368,845)	5,714,405

Other income (expenses)
Other income	127,263	534,246	19,358
Other expense	(374,608)	(511,908)	(13,336)
Gain (loss) on equity method investment	33,684	(35,174)	-
Total other income	(213,661)	(12,837)	6,022

(Loss) income from continuing operations before provision of income taxes	(1,439,854)	(2,381,682)	5,720,427
Provision for income taxes expenses	(123,001)	595,421	(1,300,894)

Net (loss) income from continuing operation	(1,562,855)	(1,786,261)	4,419,533

Discontinued operation
Loss from discontinued operation, net of income tax	-	(11,698,538)	(519,642)
Gain from disposal	-	5,072,068	-
Loss from discontinued operation, net of income tax	-	(6,626,470)	(519,642)

Net (loss) income	$(1,562,855)	$(8,412,731)	$3,899,891

Comprehensive loss
Net (loss) income	$(1,562,855)	$(8,412,731)	$3,899,891
Other comprehensive income
Foreign currency translation adjustment	95,060	284,923	(29,664)
Total comprehensive loss	$(1,467,795)	$(8,127,808)	$3,870,227

(Loss) earnings per common share
Continuing operations - Basic and Diluted	$(0.07)	$(0.09)	$0.22
Discontinued operations - Basic and Diluted	-	(0.31)	(0.03)
Net (loss) earnings per common share - basic and diluted	$(0.07)	$(0.40)	$0.19

Weighted average Class A ordinary shares outstanding, basic and diluted	21,298,540	20,951,074	20,010,000

The accompanying notes are an integral part of these consolidated financial statements

AGM Group Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Class A Ordinary Share	Class B Ordinary Share	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2016	20,010,000	11,900,000	$20,010	$11,900	$1,968,100	$2,199,528	$48,152	$4,247,690
Net income						3,899,891		3,899,891
Foreign currency translation adjustment							(29,664)	(29,664)
Balance, December 31, 2017	20,010,000	11,900,000	$20,010	$11,900	$1,968,100	$6,099,419	$18,488	$8,117,917
Net income						(8,412,731)		(8,412,731)
Issuance of common stock for cash	1,306,055		1,306		5,727,505			5,728,811
Foreign currency translation adjustment							284,923	284,923
Balance, December 31, 2018	21,316,055	11,900,000	$21,316	$11,900	$7,695,605	$(2,313,312)	$303,411	$5,718,920
Net income						(1,562,855)		(1,562,855)
Issuance of common shares for acquisition equities of Anyi	475,000		475		7,599,525			7,600,000
Cancelled shareholders’ common stocks		(4,800,000)		(4,800)	4,800			-
Foreign currency translation adjustment							95,060	95,060
Balance, December 31, 2019	21,791,055	7,100,000	$21,791	$7,100	$15,299,930	$(3,876,167)	$398,471	$11,851,125

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2019	2018	2017
Cash flows from operating activities
Net (loss) income	$(1,562,855)	$(8,412,730)	$3,899,891
Net loss from discontinued operations, net of tax	-	(6,626,470)	(519,642)
Net (loss) income from continuing operations	(1,562,855)	(1,786,261)	4,419,533

Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	57,631	382,680	246,529
Allowance for doubtful accounts	-	(450,000)	35,000
Gain on equity method investment	(33,684)	923,217	-
Gain from disposal of subsidiary	-	35,174	-
Changes in operating assets and liabilities:
Accounts receivable	(67,071)	411,070	816,770
Accounts receivable - related parties	-	168,937	74,763
Prepaid expense and other current assets	306,671	(1,065,753)	(123,030)
Accounts payable	(76,382)	66,687	(159,490)
Accrued expenses and other payables	1,112,744	(761,037)	238,510
Advanced from customers	68,028	-	(201,827)
Unrecognized tax benefits	-	-	-
Income tax payable	(1,475)	-	5,110
Other assets, non-current	-	-	77,623
Net cash (used in) provided by operating activities from continuing operations	(196,393)	(2,075,286)	5,429,491
Net cash (used in) provided by operating activities from discontinued operations	-	(757,948)	1,134,056
Net cash (used in) provide by operating activities	(196,393)	(2,833,234)	6,563,547

Cash flows from investing activities
Purchase of property and equipment	(34,656)	(57,506)	(44,308)
Purchase of intangible assets	-	-	(1,359,382)
Process from sale of equity investment	361,933	-	-
Acquisition of investment	-	(377,952)	-
Acquisition of subsidiaries	(400,000)	-	-
Advance deposit for intent acquisition	(4,937,664)	-	-
Net cash used in investing activities from continuing operations	(5,010,387)	(435,458)	(1,403,690)
Net cash used in investing activities from discontinued operations	-	-	-
Net cash used in investing activities	(5,010,387)	(435,458)	(1,403,690)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	-	5,728,811	1,170,000
Proceeds from related parties	109,679	9,293,654	4,032,044
Repayments to related parties	(636,008)	(8,959,411)	(6,699,036)
Net cash (used in) provided by financing activities from continuing operations	(526,329)	6,063,054	(1,496,992)
Net cash used in financing activities from discontinued operations	-	-	(127,195)
Net cash (used in) provided by financing activities	(526,329)	6,063,054	(1,624,187)

Effect of exchange rate changes on cash and cash equivalents	(55,667)	442,591	(63,208)
Net change in cash and cash equivalents	(5,788,776)	3,236,953	3,472,462
Cash and cash equivalents, beginning of the year	7,865,345	4,628,392	4,224,237
Cash and cash equivalents, end of the year	2,076,569	7,865,345	7,696,699
Less cash and cash equivalents of discontinued operations–end of period	-	-	3,068,307
Cash and cash equivalents of continuing operations–end of period	$2,076,569	$7,865,345	$4,628,392
			-
Supplemental cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$6,400	$-	$-

Non-cash investing and financing activities
Common stock issued on acquisition	$7,600,000	$-	$-
Cancelled shareholders’ common stocks	$4,800	$-	$-
Expense paid by related party	$61,864	$419,645	$142,085

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

On October 13, 2015, AGM HK incorporated a Chinese limited liability subsidiary, AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly known as Shenzhen AnGaoMeng Financial Technology Service Co., Ltd., for the purpose of being a holding company for the equity interests in People’s Republic of China (“PRC”).

On November 13, 2015 and September 28, 2016, AGM Tianjin incorporated two wholly owned Chinese limited liability subsidiaries, Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”), and Nanjing Xingaomeng Software Technology Co., Ltd. (AGM Nanjing”), respectively.

On June 14, 2017, AGM Software Service LTD (“AGM Software”) was incorporated under the laws of BVI. AGM Software is a wholly-owned subsidiary of AGM Holdings and its principal activity will be assisting AGM HK in providing our core technology services to customers.

On July 26, 2019, AGM Holdings acquired 100% of Anyi Network Inc. (“Anyi Network”) and its subsidiaries. Anyi Network was incorporated on September 29, 2017 under the laws of the Cayman Islands. Anyi Network and its subsidiaries (“Anyi”) provide information accounting software technology and services for small and medium enterprises (“SME”) in PRC.

AGM Holdings’ subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
AGM Technology Limited (“AGM HK”)	May 21, 2015	Hong Kong	100%	Online trading service
AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly Shenzhen AnGaoMeng Financial Technology Service Co., Ltd.	October 13, 2015	PRC	100%	Holding entity
Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”)	November 13, 2015	PRC	100%	Software development and provider
Nanjing Xingaomeng Software Technology Co., Ltd. (AGM Nanjing”)	September 28, 2016	PRC	100%	Software development and provider
AGM Software Service LTD (“AGM Software”)	June 14, 2017	BVI	100%	Core technology service provider
Anyi Network Inc. (“Anyi Network”)	September 29, 2017	Cayman	100%	Software development and provider
Anyi Technology Limited (“Anyi Technology”)	October 23, 2017	Hong Kong	100%	Product marketing hub
Jiangsu AnyiWang Network Technology Co., Ltd. (“Jiangsu AnYiWang”)	November 13, 2017	PRC	100%	Software development and provider
Beijing AnyiWang Technology Co., Ltd. (“Beijing AnYiWang”)	January 2, 2018	PRC	100%	Software development and provider
Changzhou AnyiWang Network Technology Co., Ltd. (“Changzhou AnYiWang”)	November 27, 2017	PRC	100%	Software development and provider
Lianyungang AnyiWang Software Co., Ltd. (“Lianyungang AnYiWang”)	November 20, 2017	PRC	100%	Software development and provider
Tongshan Naquan Technology Service Co., Ltd. (“Tongshan Naquan”)	May 3, 2018	PRC	100%	Software development and provider
Hubei AnYiWang Network Technology Co., Ltd. (“Hubei AnYiWang”)	March 8, 2018	PRC	100%	Software development and provider

Anyi Network and its subsidiaries are collectively referred to herein as the “Anyi”, unless specific reference is made to an entity. AGM HK, AGM Tianjin, AGM Beijing, AGM Nanjing, AGM Software, and Anyi, are referred to as subsidiaries. AGM Holdings and its consolidated subsidiaries are collectively referred to herein as the “Company” unless specific reference is made to an entity.

Anyi currently offers seven accounting and Enterprise Resource Planning (“ERP”) software, designed according to different accounting principles for different industries and entity types. Anyi also provides a free version for each of its accounting and ERP software that targets small and medium-sized enterprises (SMEs). Users have access to all the tools and functions in the free version, expect that the work volume is limited. For example, the free version of V8 supports the management of 100 accounting documents, 300 types of inventory and 10 employees while the full version supports more entries and the premium version supports unlimited entries. The free versions give potential users a trial of its products. The users will purchase the full version and the premium version if their entity size and other factors require so. The free versions also help Anyi increase its market share.

Anyi also offers technical support as an after-sales service to its customers. Anyi considers customer service as a key to build brand equity and customer loyalty. Such technical support includes installation and testing services, software repair and upgrade services, software maintenance services, data conversion and other general enquiry assistance.

Since AGM Holdings completed the acquisition of 100% of Anyi Network and its subsidiaries, through variety of accounting software and ERP, the Company helps the SMEs in PRC to meet their needs in the corporate finance and enterprise management sector by providing them with internet-based, professional, personalized, service-oriented, lightweight information management solutions. The Company has become one of the best next-generation financial and business management software providers in PRC with our brand-new technology, business philosophy, strong financial strength, and efficient market operation.

Note 2 - SUMMARY OF SIGNIFICANT POLICIES

Basis of Presentation

The Company’s year-end is December 31; as such the year ended December 31, 2019 is referred to as “fiscal 2019”, the year ended December 31, 2018 is referred to as “fiscal 2018”, and the year ended December 31, 2017 is referred to as “fiscal 2017”.

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

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. For the subsidiaries whose functional currencies are Renminbi (“RMB”), results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of income.

The consolidated balance sheet balances, with the exception of equity at December 31, 2019, 2018 and 2017 were translated at RMB6.9630, RMB6.8764 and RMB6.5064 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the year ended December 31, 2019, 2018 and 2017 were RMB6.9074, RMB6.6146 and RMB6.7570 to $1.00, respectively.

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

Cash and cash equivalents

Cash and cash equivalents are financial assets that are either cash or highly liquid investments with an original maturity term of 90 days or less. At December 31, 2019, the Company’s cash equivalents primarily consist cash in various financial institutions.

Fair Value of Financial Instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other payables, due to related parties, deferred revenue and income tax payable approximate their fair value based on the short-term maturity of these instruments.

Accounts Receivable and Allowance for Doubtful Accounts

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

Management believes that the accounts receivable are fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its accounts receivable at December 31, 2019 and 2018. The Company historically has not experienced uncollectible accounts from customers granted with credit sales.

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

Depreciation is computed based on cost, less the estimated residual value, if any, using the straight-line method over the estimated useful life. The residual value rate and useful life of property and equipment are summarized as follows:

Property and Equipment	Residual value rate	Useful life
Electronic equipment	5%	3 years
Office equipment	5%	5 years

Business Acquisition

A contingency should be recognized at its acquisition date fair value if that value can be determined. (The guidance in Topic 820 is used to determine fair value). If the acquisition-date fair value of contingency cannot be determined, then an asset or liability is recognized for the contingency if it’s probable at the acquisition date that such asset or liability exists and if its amount is reasonable estimable.

A contingency is not recognized for a contingency in the accounting for a business combination if: a) its fair value cannot be determined and b) the probable and reasonably estimate criteria are not met. Instead, the contingency is disclosed and accounted for subsequent to the acquisition date in accordance with Topic 450.

Pursuant to the Acquisition Agreement, the contingent consideration consisted of compensatory arrangement for services to be performed by the officers of the acquiree, and such amounts are to be determined in the future by both parties; therefore the fair value cannot be determined at the acquisition date. The Company as an acquirer did not recognize a liability at the acquisition date.

Goodwill and Other Intangible Assets

Goodwill arises from business acquisition and is generally determined as the excess of fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquire, over the fair value of the nets assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently in events and circumstances exists that indicate that a goodwill impairment test should be performed.

Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

Acquired intangible assets other than goodwill with finite lives are stated at cost less accumulated amortization if there is any. Intangible assets mainly represent the domain name at cost, less accumulated amortization on a straight-line basis over an estimated life of ten years.

Intangible Asset	Residual value rate	Useful life
AGM domain	0%	10 years

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

Lease Commitments

On January 1, 2019, the Company adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Company determined if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and short and long-term lease liabilities in our consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our consolidated balance sheets.

As of adoption of ASC 842 and as of January 1, 2019, the adoption did not have an impact on the Company s financial statements as the Company did not commitment any lease that are over twelve months at time of adoption.

Revenue Recognition

The Company adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented.   The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by the Company in its determination of revenue recognition:

●	Step 1: Identify the contract(s) with the customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price;

●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when or as the Company satisfies a performance obligation.

The Company is a software developer, engaging in the development and sale of enterprise application software, including accounting software and ERP software, and the software-related after-sales services in the PRC. Its mission is to provide easy-to use and effective solutions to minimize error, comply with the increasing regulatory complexity, accommodate transactions volumes of businesses of various sizes, and thus streamlining their accounting and finance operations.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company derives revenue from the sale of the following three items: (1) packaged software products, (2) technical support plans, (3) software customization services, and bundle of products or services that may include a combination of these items. We enter into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recorded and recognized revenues from both products and services in one account, which we present as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive income.

Nature of Products and Services

(1)	Software Products

The Company’s packaged software products consist of accounting products, Anyiwang V series, E series and G series, and other audit assistance and information management products under the Anyiwang brand. Each packaged software product includes a perpetual software license and a one-year technical support plan. Revenue is recognized at a point in time upon the delivery of the perpetual license, and in a period of time throughout the effective period for the technical support plan, which generally is recognized over twelve month period.

(2)	Technical Support Plans

The Company sells our technical support plan either as a package with our sale of software products or separately on its own. Each technical support plan has a unified effective period of one year. Revenue is recognized in a period of time throughout the effective period for the technical support plan, generally is recognized over twelve month period.

(3)	Software Customization Services

The Company delivers its software customization services by developing customized features on the AnyiWang software products to suit customers’ special needs. Upon receiving the purchase request from the customers, the Company designs, develops, tests, and implements the specified features to our software products. The Company also includes a one-year technical support plan specifically for the developed feature(s).

Customers are able to request and purchase the service together with a purchase of our software product, or separately if the customer has our software products in-use. Revenue is recognized at a point in time upon customers’ acceptance of the feature(s), and revenue for the technical support plan is recognized over its service term, which generally is for twelve month period.

The Company reports revenues net of applicable sales taxes and related surcharges.

Costs of Revenues

Our cost of revenues has two components: (1) cost of product revenue, which includes direct costs of software products; labor costs and employee benefits for software development, data testing, bug fixes and hacker prevention; research and development expenses (2) cost of services and other revenue, which reflects direct costs associated with providing services, including data center and support costs related to delivering online services.

Operating Leases

The Company determines if an arrangement is a lease upon inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The right to control the use of an asset includes the right to obtain substantially all of the economic benefits of the underlying asset and the right to direct how and for what purpose the asset is used. Upon adoption of ASU 2016-02 and related standards, operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is the Company’s incremental borrowing rate or, if available, the rate implicit in the lease. The Company includes options to renew the lease as part of the right of use lease asset and liability when it is reasonably certain the Company will exercise the option. The Company also takes into considerations when certain lease contains fair value purchase and termination options with an associated penalty.

The Company reviews all leases for capital or operating classification at their inception. The Company uses its incremental borrowing rate in the assessment of lease classification and define the initial lease term to include the construction build-out period but to exclude lease extension periods. We conduct our operations primarily under operating leases as of adoption of ASC 842 and as of January 1, 2019, the adoption did not have an impact on the Company’s s financial statements as the Company did not commitment any lease that are over twelve months at time of adoption.

Research and Development Expenses

Research and development costs are expensed as incurred. The costs primarily consist of the wage expenses incurred to continuously improve and upgrade the Company’s services. Research and development expenses of the years ended December 31, 2019, 2018 and 2017 were $127,117, $1,028,249 and $398,188, respectively.

Income Taxes

The Company is governed by the Income Tax Law of the PRC, Inland Revenue Ordinance of Hong Kong and the U.S. Internal Revenue Code of 1986, as amended. The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Act has caused the Company’s deferred income taxes to be revalued. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense. Pursuant to the guidance within SEC Staff Accounting Bulletin No. 118 (“SAB 118”), as of December 31, 2017, the Company recognized the provisional effects of the enactment of the Act for which measurement could be reasonably estimated. Since the Company has provided a full valuation allowance against its deferred tax assets, the revaluation of the deferred tax assets did not have a material impact on any period presented. The ultimate impact of the Act may differ from these estimates due to the Company’s continued analysis or further regulatory guidance that may be issued as a result of the Act.

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2019 and 2018, the Company had uncertain tax positions accrued during 2017, and will continue to evaluate for uncertain positions in the future.

Value Added Tax

Jiangsu AnYiWang is subject to the PRC’s Value Added Tax (“VAT”) of 6% for providing sale of packaged software products, technical support plans, software customization services. The subsidiaries of Jiangsu AnYiWang, including Beijing AnYiWang, Changzhou AnYiWang, Lianyungang AnYiWang, Tongshan Naquan and Hubei AnYiWang, which are in the Republic of China (“PRC”) and are subject to a Value Added Tax (“VAT”) of 3% for providing sale of packaged software products, technical support plans, software customization services. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of software service provided. The Company reports revenue net of PRC’s VAT for all the periods presented in the accompanying consolidated statements of operations.

Comprehensive Income

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income include net income and foreign currency translation adjustments. For the years ended December 31, 2019, 2018 and 2017, the only component of accumulated other comprehensive income was foreign currency translation adjustments.

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

Selling and Marketing

Selling and marketing costs are related to promoting, advertising, and other marketing activities, and are expensed as incurred. For the years ended December 31, 2019 and 2018, the advertising expenses were $0 and $91,468, respectively.

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

Recently Issued Accounting Pronouncements

In October 2018, the FASB issued ASU 2018-17, Targeted Improvements to Related Party Guidance for Variable Interest Entities, that changes the guidance for determining whether a decision-making fee paid to a decision makers and service providers are variable interests. The guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, with early adoption permitted. We will adopt this standard on its effective date of January 1, 2020. We do not expect the adoption of this ASU to have a material impact on our consolidated financial position, results of operations, cash flows, or presentation thereof.

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

Note 3 - GOING CONCERN

Substantial doubt about the Company’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued. Our current operating results indicate that substantial doubt exists related to the Company’s ability to continue as a going concern. Management’s plans include attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis, obtain additional working capital funds through debt and equity financings, and restructure on-going operations to eliminate inefficiencies to raise cash balance in order to meet its anticipated cash requirements for the next twelve months from the date of this report. However, we cannot predict, with certainty, the outcome of our actions to generate liquidity, including the availability of additional debt financing, or whether such actions would generate the expected liquidity as currently planned.

Note 4 - BUSINESS ACQUISITIONS

On July 26, 2019 (“the Acquisition Date”), the Company completed the acquisition of 100% of the issued and outstanding capital stock of Anyi Network from its shareholders pursuant to the terms and conditions of a Share Exchange Agreement (the “Acquisition Agreement”) entered into among the Company and Anyi Network’s shareholders. In connection with the Acquisition Agreement, AGM Holdings acquired 100% of the equity of Anyi and pay $400,000 in cash and issue an aggregate of 475,000 duly authorized, fully paid and nonassessable Class A ordinary shares of the Company, valued at $16.00 per share to the shareholders of Anyi. The total consideration underlying the Share Exchange shall be $8,000,000. This is referred to herein as the “the Acquisition”.

The Acquisition has been accounted for as a business combination, under the acquisition method of accounting, which results in acquired assets and assumed liabilities being measured at their fair values as of the Acquisition Date. As of the Acquisition Date, goodwill is measured as the excess of consideration transferred, which is also generally measured at fair value of the net acquisition date fair values of the assets acquired and liabilities assumed. Based upon the purchase price allocations, the following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the Acquisition Date:

Cash	$553,633
Accounts receivable, net	210,036
Contract assets	511,096
Other current assets	6,618
Property and equipment	17,825
Total assets acquired at fair value	1,299,208

Accounts payable	(59)
Contract liabilities	(80,168)
Other current liabilities	(16,121)
Other payables	(252,343)
Accrued salaries and benefits	(72,229)
Total liabilities assumed	(420,920)
Net assets acquired	878,288
Goodwill	7,121,712
Total purchase price	$8,000,000

The consolidated financial statements for the year ended December 31, 2019 including the operations of Anyi from the Acquisition Date through December 31, 2019. The following information summarizes the results of operations attributable to the acquisition of Anyi included in the Company’s consolidated statement of operations since the Acquisition Date:

Years Ended December 31, 2019

Net revenues	$379,631
Net loss	$(24,827)

Pro Forma Financial Information

The following unaudited pro-forma financial information for the year ended December 31, 2019, 2018 and 2017 give effects to our acquisition of Anyi as if the acquisition had occurred on January 1, 2017:

	Years Ended December 31,
	2019	2018
Revenues	$1,177,193	$6,496,619
Net (loss) income	(1,419,345)	(7,549,204)
Net (loss) income per common share - basic and diluted	(0.06)	(0.36)
Weighted average shares used in computing net outstanding net loss per share of common share, basic and diluted	21,289,540	20,951,074

Note 5 - DISCONTINUED OPERATIONS

On September 5, 2018, the Company sold 90% equity of wholly owned subsidiary AGM Holdings incorporated AGM Group Ltd (“AGM Belize”)to Mr. Zhentao Jiang (the “Buyer”), a related party, at a sales price of $450,000 (the “Transfer Price”). Pursuant to an equity transfer agreement, the Buyer shall pay the Transfer Price in available cash to the seller’s designated bank account. A 20% initial payment shall be paid by the Buyer within five working days upon the signing of the equity transfer agreement. A 30% shall be paid by the Buyer after the completion of legal and financial due diligence, and the remaining 50% shall be paid after the approval by The International Business Company Registry of Belize.

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

Pursuant to ASC Topic 205-20, Presentation of Financial Statements - Discontinued Operations, the results of operations for the years ended December 31, 2019 and 2018 from AGM Belize have been classified to loss from discontinued operations line on the accompanying consolidated statements of operations and comprehensive loss presented herein. The assets and liabilities also have been classified as discontinued operations in the Company’s consolidated financial statements as of December 31, 2019 and 2018. As of December 31, 2019 and 2018, the Company did not have any assets and liabilities in the discontinued operations.

The summarized operating result of discontinued operation included in the Company’s consolidated statements of operation consist of the following:

	Years Ended December 31,
	2019	2018	2017
Revenues	$-	$486,244	$315,194
Cost of revenues	-	400,513	392,671
Gross profit	-	85,732	(77,477)
Operating expenses	-	(11,844,769)	(562,559)
Other income (expenses), net	-	60,499	120,394
Loss before income tax	-	(11,698,538)	(519,642)
Income tax expense	-	-	-
Loss from discontinued operation	-	(11,698,538)	(519,642)
Gain from disposal, net of tax	-	5,072,068	-
Total loss from discontinued operations, net of income taxes	$-	$(6,626,470)	$(519,642)

The Company recognized impairment loss on intangible assets of $2,711,535 when the Company decided to discontinue AGM Belize’s operation in fiscal 2018.

The Company realized a gain of $450,000 from the disposal of 90% equity of AGM Belize with an investment cost basis of $0. The Company also realized a gain of $4,172,068 resulted from 90% of liabilities being assumed by the acquirer pursuant to the equity transfer agreement. Together, the Company recognized a total gain on disposal of operation of $5,072,068 for the year ended December 31, 2018 and recognized the remaining 10% equity in AGM Belize under cost method investment.

On April 16, 2019, AGMTrade UK LTD (“AGM UK”), a wholly owned subsidiary incorporated on July 18, 2017, was dissolved under the law of England and Wales. As the result, AGM UK had ceased business activities, no gain or loss was realized for the year ended December 31, 2019.

On November 20, 2019, AGM Trade Global PTY LTD (“AGM Australia”), a wholly owned subsidiary incorporated on July 25, 2017, was dissolved under the law of Australia. As the result, AGM Australia had ceased business activities, no gain or loss was realized for the year ended December 31, 2019.

On October 8, 2019, AGM Holdings transferred its 100% ownership of AGMClub Service Limited (“AGMClub”), a Hong Kong company incorporated on August 14, 2017, for total considerations of $971. As the result, the Company realized loss of $319 for the year ended December 31, 2019, and recognized no gain or loss on the disposal.

On August 15, 2019, AGM Global Asset Management Limited (“AGM Global”), a wholly owned subsidiary acquired on May 24, 2018, was dissolved under the law of Cayman Islands. As the result, the AGM Global had ceased business and realized loss of $16,537.

Note 6 - ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consist of the following:

	December 31, 2019	December 31, 2018
Accounts receivable	$66,535	$923,217
Less: allowance for doubtful accounts and write-offs	-	(923,217)
Accounts receivable, net	$66,535	$-

The changes in allowance for doubtful accounts consist of the following:

	December 31, 2019	December 31, 2018
Balance, beginning of the year	$923,217	$35,000
Provision for doubtful accounts	-	-
Uncollectible receivables written-off	923,217	888,217
Balance, end of the year	$-	$923,217

The Company did not reserve any allowance for doubtful account during fiscal 2019 as the Company maintains a strict credit policy and the Company’s sales arrangement usually requires advanced payment since fiscal 2018. The Company determined write-offs all the accounts receivables as of December 31, 2018.

Note 7 - Prepaid expenseS and OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of prepaid expenses, other receivables, and deposits. Prepaid expenses principally include rent prepayments and prepaid expenses. Deposits principally include license deposit and rent deposits.

As of December 31, 2019 and 2018 prepaid expenses and other current assets consisted of the following:

	December 31, 2019	December 31, 2018
Prepaid expenses	$31,953	$383,053
Advance deposit for intent acquisition *	4,937,664	-
Deposits and others	192,596	149,236
Total prepaid expenses and other current assets	$5,162,213	$532,289

* The Company entered into a letter of intent of equity acquisition with Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”) on February 26, 2019. Pursuant to the Letter of Intent, the Company intended to acquire 100% of Yushu Kingo’s equity by issuing new shares and using cash. The acquisition price will be subject to an audit report of a qualified auditing firm and further determined by the Company and Yushu Kingo upon completion of due diligence by the Company and necessary regulatory approval. The proposed transaction is also subject to a definitive share purchase agreement to be negotiated between the two parties, as well as other customary closing conditions. Refer to Note 19.

The Company wrote-off other receivables in the amount of $16,856 and $0 for the years December 31, 2019 and 2018, respectively. Other receivables prior to dissolutions for AGMClub and AGM Global were $319 and $16,537, respectively.

Note 8 - INVESTMENTS

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

Cost method of investments

On September 5, 2018, the Company sold 90% equity of its subsidiary AMG Belize and recognized the remaining 10% equity in AGM Belize under cost method of investment in the amount of $0 as its initial investment was immaterial.

The Company evaluates its cost method investments in accordance to ASC 325-20-35. Impairment charges in connection with its cost method investments were $0 for the year ended December 31, 2019. The carrying amount of the investment was $0 at December 31, 2019.

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

From August 8, 2018 to December 31, 2018, the Company recognized loss from Guochuang in the amount of $35,174 (RMB 232,665). At December 31, 2018, Guochuang’s assets consisted of cash, prepaid expense and other current and fixed assets of approximately $160,000, $34,000, $2,000 and $16,000, respectively, and had total liabilities of approximately $7,000.

The Company evaluates its equity method investments in accordance to ASC 325-20-35. Impairment charges in connection with its cost method investments were $0 for the year ended December 31, 2018. The carrying amount of the investment was $341,045 at December 31, 2018.

During the year ended December 31, 2019, the Company sold its investment back to the shareholders of Guochuang and received RMB2,500,000 (approximately $361,721) as return on investment, the Company recognized the recovered loss of $33,684 (RMB 232,665) as other income for the year ended December 31, 2019.

Note 9 - PROPERTY AND EQUIPMENT, NET

As of December 31, 2019 and 2018, property and equipment, net consisted of the following:

	December 31, 2019	December 31, 2018
Electronic equipment	$197,580	$174,444
Office equipment	24,123	15,240
Total property and equipment	221,703	189,684
Less: accumulated depreciation	(146,312)	(91,751)
Total property and equipment, net	$75,391	$97,933

Depreciation expenses for the fiscal years ended December 31, 2019, 2018 and 2017 were $57,631, $53,697 and $30,349, respectively. There was no impairment recorded for these property and equipment for the years ended December 31, 2019, 2018 and 2017.

Note 10 - INTANGIBLE ASSETS, NET

As of December 31, 2019 and 2018, intangible assets, net consisted of the following:

	December 31, 2019	December 31, 2018
AGM domain names	$14,800	14,800
Total intangible assets	14,800	14,800
Less: accumulated amortization	(3,207)	(1,727)
Total intangible assets, net	$11,593	$13,073

For the fiscal years ended December 31, 2019, 2018 and 2017, amortization expenses amounted to $1,480, $328,983 and $216,180, respectively.

Note 11 - GOODWILL

The Company recognized goodwill in the amount of $7,121,712 which represents the amount of total consideration transferred in excess of the fair value assigned to identifiable assets acquired and liabilities assumed in a business acquisition. The Company performed testing of goodwill impairment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Based on the assessments, the Company did not recognize an impairment of its goodwill for the year ended December 31, 2019.

Note 12 - RELATED PARTY TRANSACTIONS

Related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Zhentao Jiang	Director and principal shareholder
Wenjie Tang	Chief Executive Officer (“CEO”), Director, and shareholder
Bin Cao	Chairman of the Board
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
Bin Liu	Former Chief Risk Officer (“CRO”)
Guofu Zhang	Chief Financial Officer (“CFO”)
Chengchun Zhang	Chief Operational Officer (“COO”) and principal shareholder
Haiyan Huang	Legal representative of Lianyunagan AnYiWang
Zhenhua Li	Legal representative of Hubei AnYiWang
IIG Ltd.	Company under common control of Zhentao Jiang
Firebull Holdings Limited	Company under common control of Wenjie Tang and Bin Cao
Nanjing Yunxinhe Software Technology Co., Ltd.	Company formerly controlled by Zhentao Jiang and still significantly influenced by Zhentao Jiang
Beijing Maiteke Technology Co., Ltd.	Company where Wenjie Tang assumed a key management position
Northnew Management Limited	Company under common control of Zhentao Jiang

i) Revenues from related party and accounts receivable from related party

The Company provides technical support service to IIG Ltd. For the years ended December 31, 2019, 2018 and 2017, the Company generated related party revenues from IIG Ltd. in the amount of $0, $1,240,708 and $2,170,838, respectively. The related party accounts receivable with IIG Ltd. amounted to $0, $0, and $172,237 as of December 31, 2019, 2018 and 2017, respectively.

(ii) Acquisition and Dissolution of AGM Global Asset Management Ltd.

On May 25, 2018, the Company purchased AGM Global Asset Management Ltd from a third-party entity which was owned by two related parties, Mr. Wenjie Tang and Mr. Yufeng Mi.

On August 15, 2019, AGM Global Asset Management Ltd was dissolved and the Company recognized a loss in the amount of $16,537 for the year ended.

(iii) Due to related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of December 31, 2019 and 2018, due to related parties consisted the following:

	December 31, 2019	December 31, 2018
Zhentao Jiang	$607,349	$1,307,264
Wenjie Tang	-	11,318
Guofu Zhang	117,155	29,399
Others	381	-
Total	$724,885	$1,347,981

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses paid by related parties on behalf of the Company. These amounts are interest free, unsecured and repayable on demand.

For the year ended December 31, 2019, Zhentao Jiang, Guofu Zhang, Wenjie Tang and their related companies paid operating expenses on behalf of the Company of $61,864. For the year ended December 31, 2018, Zhentao Jiang, Wenjie Tang, Guofu Zhang, and Bin Liu paid operating expenses on behalf of the Company of $419,645.

From time to time, the Company borrowed $109,679, $8,581,150, and $4,032,044 from related parties in the years ended December 31, 2019, 2018 and 2017, respectively, and repaid $636,008, $6,837,611, and $6,826,231 in the years ended December 31, 2019, 2018 and 2017, respectively.

Note 13 - SEGMENT INFORMATION

The Company disaggregated its revenues into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Company derives revenue from the sale of the following three items: (1) packaged software products; (2) technical support plans; and (3) software customization services.

All of the Company’s long-lived assets are located in the PRC. The Company and its subsidiaries do not have long-lived assets in the United States for the reporting periods.

Revenues from products and services, and gross profit are as follows:

	For the Years Ended December 31,
	2019	2018
Segment revenue:
Packaged software products	$83,163	$-
Technical support plans	488,616	5,112,520
Software customization services	137,851	-
Total revenue from continued operations	709,630	5,112,520
Total revenue from discontinued operations	-	-

Gross profit	$466,686	$5,112,520

Note 14 - INCOME TAX

British Virgin Islands (“BVI”)

Under the tax laws of BVI, AGM Holdings and AGM Software are not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the tax laws of Hong Kong, Anyi Technology, AGM HK and AGMClub are subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong or 8.25% if the net profit under $2,000,000 for 2019 and beyond., and allowed to offset their future tax taxable income with taxable operating losses with carried forward indefinitely.

United Kingdom

Under the tax laws of United Kingdom, AGM UK is subject to tax at 19% on the assessable profits arising in or derived from United Kingdom, and allowed to offset their future tax taxable income with taxable operating losses with carried forward in a 2-year period. AGM UK has incurred net loss for the years ended December 31, 2018 and 2019.

Australia

Under the tax laws of Australia, AGM Australia is subject to tax at 27.5% on the assessable profits arising in or derived from Australia, and taxable operating loss incurred by companies incorporated in Australia are allowed to be carried forward indefinitely. AGM Australia has incurred net loss for the years ended December 31, 2018 and 2019.

Cayman Islands

Under the tax laws of Cayman Islands, AGM Global and Anyi Network are not subject to tax on income or capital gain. In addition, payments of dividends by such entities to their shareholders are not subject to withholding tax in Cayman Islands.

China, PRC

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law (“the China EIT Law”), which was effective as of January 1, 2008. Companies incorporated in the PRC are allowed to offset future tax taxable income with taxable operating losses carried forward in a 5-year period.

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

AGM Beijing, AGM Tianjin, AGM Nanjing, Jiangsu AnYiWang, Beijing AnYiWang, Changzhou AnYiWang, Lianyungang AnYiWang, Tongshan Nanquan and Hubei AnYiWang are subject to 25% China statutory tax rate.

AGM Beijing, AGM Tianjin, AGM Nanjing, Beijing AnYiWang, and Tongshan Nanquan incurred net loss for the year ended December 31, 2019, and AGM Beijing and AGM Tianjin incurred net loss for the year ended December 31, 2018.

The provision for income taxes consisted of the following:

	For the Years Ended December 31,
	2019	2018	2017
Current	$(123,001)	595,421	$(1,300,894)
Deferred	-	-	-
Total	$(123,001)	595,421	$(1,300,894)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2019	2018	2017
HK statutory income tax rate	16.5%	16.5%	16.5%
Valuation allowance recognized with respect to the loss in the HK company	(16.5)%	(16.5)%	(16.5)%
UK statutory income tax rate	19.0%	19.0%	19.0%
Valuation allowance recognized with respect to the loss in the UK company	(19.0)%	(19.0)%	(19.0)%
Australian statutory income tax rate	27.5%	27.5%	27.5%
Valuation allowance recognized with respect to the loss in the Australian company	(27.5)%	(27.5)%	(27.5)%
PRC statutory income tax rate	25.0%	25.0%	25.0%
Uncertain tax position	25.0%	25.0%	25.0%
Changes in valuation allowance for deferred tax asset	(25.0)%	(25.0)%	(25.0)%
Total tax rate	25%	25%	25%

As of December 31, 2019 and 2018, the Company’s subsidiaries had cumulative net operating loss carry-forwards of approximately $4,580,203 and $4,343,240, respectively, and will expire beginning in the year 2020. The Management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would not be realizable and this evidence outweighed the expectations that the Company would generate future taxable income. As such, deferred tax assets arise from net operating losses are subject to full valuation allowance for the year ended December 31, 2019. The valuation allowance of $236,963 and $1,556,422 was recorded as of December 31, 2019 and 2018.

The summary of cumulative net operating losses carried forward for the Company’s subsidiaries in different regions is as follows:

	For the Years Ended December 31,			Expiration Beginning in the
	2019	2018	2017	Year
PRC Region	$424,478	$5,940,924	$1,964,000	2020
HK Region	338,255	340,902	875,122	Indefinitely
UK Region	-	1,102	1,000	2019
Australia Region	-	53,063	17,887	Indefinitely
Total cumulative net operating loss carry-forward	$762,733	$6,335,990	$2,858,009

Components of the Company’s net deferred tax assets are set forth below:

	December 31,	December 31,	December 31,
	2019	2018	2017
Deferred tax assets:
Net operating loss carry-forwards	$236,963	$1,556,422	$640,504
Total of deferred tax assets	236,963	1,556,422	640,504
Less: valuation allowance	(236,963)	(1,556,422)	(640,504)
Net deferred assets	$-	$-	$-

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the company’s tax position and recognized liabilities for uncertain tax positions for the years ended December 31, 2019, 2018 and 2017, and the period from inception (April 27, 2015) to December 31, 2015. This liability is included in Accrued expenses and other current liabilities on the Consolidated Balance Sheets.

The activity of the unrecognized tax benefits related to the Company’s uncertain tax positions is summarized as follows:

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Gross beginning balance	$1,483,745	$2,079,166	$783,382
Gross increase to tax positions in the current period	123,001	(595,421)	1,295,784
Gross increase to tax position in the prior period	-	-	-
Gross decrease to tax position in the prior period	-	-	-
Lapse of statute limitations	-	-	-
Gross ending balance	$1,606,746	$1,483,745	$2,079,166

There were no interests and penalties in relation to the Company uncertain tax positions for the fiscal years ended December 31, 2019, 2018 and 2017.

Note 15 - FINANCIAL INSTRUMENTS

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

The following table summarizes the carrying values of the Company’s financial assets and liabilities:

	December 31, 2019		December 31, 2018
Cash and cash equivalents of continuing operations		$2,076,569	$7,696,699
Prepaid expenses and other current assets		5,162,213	532,289
Other assets of discontinued operations		-	-
Other financial liabilities(i)		2,440,168	3,130,766
liabilities of discontinued operations	$		$-

(i)	Accounts payable, accrued expenses and other current liabilities, advance from customers, and income tax payable.

The Company classifies its fair value measurements in accordance with the three-level fair value hierarchy as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

Level 3 – Inputs that are not based on observable market data.

The financial assets and liabilities carried at fair value on a recurring basis at December 31, 2019 are as follows:

	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents of continuing operations	$2,076,569	$-	$-	$2,076,569
Cash and cash equivalents of discontinued operations	-	-	-	-
Other financial assets of continuing operations	-	-	-	-
Other financial assets of discontinued operations	-	-	-	-
Total Financial assets	$2,076,569	$-	$-	$2,076,569
Financial Liabilities
Other liabilities of continuing operations	$-	$-	$-	$-
Other liabilities of discontinued operations	-	-	-	-
Total Financial Liabilities	$-	$-	$-	$-

The financial assets and liabilities carried at fair value on a recurring basis at December 31, 2018 are as follows:

	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents of continuing operations	$7,865,345	$-	$-	$7,865,345
Cash and cash equivalents of discontinued operations	-	-	-	-
Other financial assets of continuing operations	-	-	-	-
Other financial assets of discontinued operations	-	-	-	-
Total Financial Assets	$7,865,345	$-	$-	$7,865,345
Financial Liabilities
Other liabilities of continuing operations	$-	$-	$-	$-
Other liabilities of discontinued operations	-	-	-	-
Total Financial Liabilities	$-	$-	$-	$-

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

Note 16 - COMMITMENTS AND CONTINGENCIES

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

Lease Commitments

On April 15, 2016, the Company entered into a lease agreement with Yu Wang to lease a 187 square-meter office space, located at Room 2112, East Tower, VanPalace, No.1 Jinghua South Street, Chaoyang District, Beijing City, PRC. The lease starts from April 15, 2016 with a term of one year. According to the agreement, the rent is RMB25,000 (approximately $4,000) per month. On April 15, 2017, April 14, 2018 and April 4, 2019, this lease agreement was renewed to extend the term for one-year term with no change in rent charge, respectively.

On November 15, 2016, the Company entered into a lease agreement with Gang Liu to lease a 186 square meters office space, located at Room 2111, East Tower, VanPalace, No.1 Jinghua South Street, Chaoyang District, Beijing City, PRC. The lease starts from December 5, 2016 with a term of six months ended on June 4, 2017. According to the agreement, the rent is RMB27,500 (approximately $4,000) per month. On May 10, 2017 and 2018, the Company renewed this lease agreement to extend the term for one year with no change in rent, respectively. On June 1, 2019, the Company renewed this lease agreement to extend the term for one year with no change in rent.

After the acquisition of the Anyi, the Company took over the control of the following leases of Anyi:

On October 25, 2017, the Company entered into a lease agreement with Xiaoyi Bai to lease a 194 square meters office space, located at 5-26 Jinshui Bay, Jintan City, PRC. The lease starts from November 1, 2017 and renew option with term of every one year (twelve months) to extend ended to December 31, 2020. According to the agreement, the rent is RMB8,500 (approximately $1,200) per month. After the acquisition, the Company terminated the lease during December 2019.

On December 28, 2018, the Company entered into a lease agreement with Daqing Zhang to lease a 50 square meters office space, located at Room 501, Building 1, No. 46 Chaoyang West Road, Haizhou District, Lianyungang City, PRC. The lease starts from January 1, 2019 and renew option with term of every one year (twelve months) to extend ended to December 31, 2020. According to the agreement, the rent is RMB2,500 (approximately $1,000) per month. After the acquisition, the Company terminated the lease during December 2019.

On April 9, 2019, the Company entered into a lease agreement with Beijing Zhongzhi Real Estate Co., Ltd. to lease a 95 square meters office space, located at Room 11B07, 10/F, No.11 Cheshuijing Alley, Dongcheng District, Beijing City, PRC. The lease starts from April 15, 2019 with a term of one year ended on April 14, 2020. According to the agreement, the rent is RMB15,500 (approximately $2,200) per month. The lease was terminated in July 2019.

On May 25, 2019, the Company entered into a lease agreement with Gang Li to lease a 73 square meters office space, located at Room 1510, Building 5, No. 88 Jianguo Road, Chaoyang District, Beijing City, PRC. The lease starts from May 30, 2019 with a term of one year ended on May 29, 2020. According to the agreement, the rent is RMB11,300 (approximately $1,600) per month.

On November 28, 2017, the Company entered into a lease agreement with International Peaceful Interests Ltd. to lease an office space, located at Room 1904, 19/F Jubilee Center, 18 Fenwick St., 46 Gloucester Road, Wanchai, Hong Kong. The lease term is from December 8, 2017 to December 7, 2019. According to the agreement, the rent is HK$48,136 (approximately $6,000) per month. The lease was terminated in May 2019.

In addition, the Company is committed to bearing the expenses of dormitories, which are leased for the Company’s employees.

Rent expenses for the years ended December 31, 2019, 2018 and 2017 were $173,259, $447,363, and $728,843, respectively. The Company has future minimum lease obligations as of December 31, 2019 as follows:

Commitment Amount
Year of 2020	$75,506
Year of 2021	18,957
Year of 2022	18,957
Year of 2023	4,308
Year of 2024	4,308
Thereafter	12,924
Less: lease commitments on terminations	(134,960)
Total	$-

Note 17 - STOCKHOLDERS’ EQUITY

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

On February 15, 2018, a registration statement relating to the securities being sold in the initial public offering was declared effective by the Securities and Exchange Commission (“SEC”). The Company completed the initial public offering of its Class A ordinary shares on April 13, 2018, through the issuance of 1,306,055 Class A ordinary shares at a public offering price of $5.00 per share for net proceeds of $5,732,810.

On July 26, 2019, the Company entered into Acquisition Agreement with Anyi Network and the shareholders of Anyi. In connection with the Acquisition Agreement, the Company acquired 100% of the equity of Anyi and pay $400,000 in cash and issue an aggregate of 475,000 duly authorized, fully paid and nonassessable Class A ordinary shares of the Company, valued at $16.00 per share to the shareholders of Anyi.

In December 2019, the Company forfeited 4,800,000 shares of class B ordinary shares, 2,400,000 shares from Zhentao Jiang and 2,400,000 shares from Chengchun Zhang. Total value of those forfeited shares is $4,800.

As of December 31, 2019, 21,791,055 shares of class A ordinary share and 7,100,000 shares of class B ordinary shares were issued and outstanding.

Note 18 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS AND SUPPLIERS

Customers

For the years ended December 31, 2019 and 2018, customers accounting for 10% or more of the Company’s revenues were as follows:

	For the Years Ended December 31,
Customers	2019	2018
IIG Ltd. (Related Party)	-	24%
A	20%	19%
B	*	19%
C	13%	-

*	Less than 10%

As of December 31, 2019, receivable balance from two customers accounted for 48% and 30%, respectively, of the total net accounts receivable from both related party and third parties. As of December 31, 2018, receivable balance from IIG Ltd. a related party of the Company, and four other customers accounted for 24%, 19%, 19%, 9% and 9%, respectively, of the total net accounts receivable from both related party and third parties.

Suppliers

For the years ended December 31, 2019 and 2018, suppliers accounting for 10% or more of the Company’s purchases were as follows:

	For the Years Ended December 31,
Suppliers	2019	2018
A	-	10%
B	-	15%

*	Less than 10%

As of December 31, 2019, one supplier accounted for 98% the Company’s total current outstanding accounts payable, respectively. As of December 31, 2018, two suppliers accounted for 69% and 31% of the Company’s total current outstanding accounts payable, respectively.

Note 19 - SUBSEQUENT EVENTS

In January 2020, novel coronavirus (“COVID-19”) has spread rapidly to many parts of China and other parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Group’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may materially adversely affect the Group’s business operations and its financial condition and operating results for 2020, including but not limited to material negative impact to the Group’s total revenues and significant downward adjustments or impairment to the Group’s long-term assets. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

The Company’s management has performed subsequent events procedures through the date the financial statements were available to be issued. There were no subsequent events requiring adjustment to or disclosure in the consolidated financial statements except for the following.

On January 16, 2020, AGM Tianjin entered into an equity transfer agreement (the “Agreement”) with all the shareholders (“Yushu Kingo Shareholders” and together with AGM Tianjin, the “Parties”) of Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”), who collectively owns 100% of the equity interest in Yushu Kingo.

Pursuant to the Agreement, in exchange for 100% of the equity interest in Yushu Kingo, AGM Tianjin agrees to pay $20,000,000 in cash (the “Cash Payment”) and cause AGM Holdings to issue 2,000,000 Class A ordinary shares, valued at $15 per share, subject to the terms and conditions of the Agreement (the “Acquisition”). As of the date of this report, AGM Tianjin has made advance payments upon execution of a letter of intent and upon completion of due diligence (the “Advance Payments”) of $4,937,664. The Parties has further agreed in the Agreement that the Advance Payments shall count towards the Cash Payment and that AGM Tianjin shall pay the remaining Cash Payment amount (the “Remaining Payment”) to Yushu Kingo Shareholders if and only if Yushu Kingo sells no less than 15,000 square meters of real property or generates revenue of no less than RMB 150 million (approximately $21.6 million) during the 24 months after the closing of the Acquisition (the “Cash Payment Condition”). If Yushu Kingo fails to meet the Cash Payment Condition, Yushu Kingo shall return the Advance Payments to AGM Tianjin and AGM Tianjin is not obligated to make the Remaining Payment.

The Acquisition is expected to close after all closing conditions are met, which include, among other things, completion of registration with local government authority and completion of auditing and appraisal.

The Company is the process of dissolving Nanjing XinGaoMeng Software Technology Co., Ltd. (“AGM Nanjing”), an indirectly wholly owned subsidiary incorporated on September 28, 2016 under the law of PRC. AGM Beijing took over the clients and business relationships maintained by AGM Nanjing.