Form 20-F
period 2020-12-31
AGM GROUP HOLDINGS, INC.
filed 2021-04-22
CIK 1705402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Wanchai, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.001 per share	AGMH	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,356,290 shares of Class A ordinary shares and 7,100,000 shares of Class B ordinary shares issued and outstanding as of December 31, 2019.

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

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “AGM Holdings” refer to:

●	AGM Group Holdings Inc., a British Virgin Islands company limited by shares (“AGM Holdings” when individually referenced);

●	AGM Technology Limited, a Hong Kong SAR limited company (“AGM HK” when individually referenced) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) (also referred to as 天津安高盟建设发展有限公司 in China), formerly known as AGM Tianjin Construction Development Co., Ltd. (or 深圳安高盟金融科技服务有限公司 in China), a wholly foreign-owned enterprise (“WFOE”) formed under the laws of the People’s Republic of China (the “PRC”) and a wholly-owned subsidiary of AGM HK;

●	Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”) (also referred to as 北京安高盟科技服务有限公司 in China), a PRC company and a wholly-owned subsidiary of AGM Tianjin;

●	AGM Software Service LTD (“AGM Software”), a British Virgin Islands company limited by shares and a wholly-owned subsidiary of AGM Holdings; and

●	AGM Tianjin International Financial Leasing Co. Ltd. (“AGM Leasing”) (also referred to as 安高盟（天津）国际融资租赁有限公司 in China), a WFOE formed under the law of People’s Republic of China and a wholly-owned subsidiary of AGM HK.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The Consolidated Balance Sheets balances, with the exception of equity at December 31, 2020 and 2019, were translated at RMB6.5378 and RMB6.9630 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Income and the Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018 were RMB6.9003, RMB6.9074 and RMB6.6146 to $1.00, respectively.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations and comprehensive income (loss) data for the three years ended December 31, 2020, 2019 and 2018, and the selected consolidated balance sheets data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Dividend per share in Renminbi and Shares outstanding)

	For the Years Ended December 31,
	2020	2019	2018
Statement of operation data:
Revenues, net	$53,305	$330,000	$5,112,520
Gross profit	$14,771	$286,944	$3,459,492
Operating expenses	$1,027,920	$1,496,818	$5,828,338
Loss from operations	$(1,013,149)	$(1,209,874)	$(2,368,845)
Other non-operating expenses, net	$(7,656)	$(211,422)	$(12,837)
Provision for income taxes (benefits)	$(76,343)	$(64,615)	$595,421
Net loss from continued operations	$(1,097,148)	$(1,485,911)	$(1,786,261)
Net gain (loss) from discontinued operations	$25,500	$(76,944)	$(6,626,470)
Continued loss per share, basic and diluted	$(0.05)	$(0.07)	$(0.09)
Discontinued loss per share, basic and diluted	$0.00	$(0.00)	$(0.31)
Weighted average Ordinary Shares outstanding	$21,787,892	$21,298,540	$20,951,074

Balance sheet data:
Current assets	$6,085,521	$7,305,317	$8,397,634
Total assets	$6,114,954	$14,514,013	$8,849,685
Current liabilities	$2,422,344	$2,662,888	$3,130,766
Total liabilities	$2,422,344	$2,662,888	$3,130,766
Total equity	$3,692,610	$11,851,125	$5,718,920

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

Our company was incorporated on April 27, 2015 and have a limited operating history. As our business develops or in response to competition, we may continue to introduce new features or make adjustments to our existing services and our business model. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations. It is therefore difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

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

For the year ended December 31, 2020, we only had one customer. For the year ended December 31, 2019, our two largest customers collectively accounted for approximately 92% of total revenues. If we were to lose any key alliances over a relatively short period of time or if one of our largest customers fails to pay or delays in paying a significant amount of our outstanding receivables, we could experience an adverse impact on our business, financial condition, results of operations, cash flows and prospects. Additionally, changes in ownership of our customers may result in the loss of, or reduction in, business from those customers, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We are dependent on a limited number of suppliers, and delays in deliveries or increases in the cost could harm our business, results of operations and financial condition.

Our ability to meet our customers’ demand for our service depends upon obtaining adequate supplies on a timely basis. We have established relationships with a limited number of suppliers. For the year ended December 31, 2020, we had only one supplier. For the year ended December 31, 2019, no supplier collectively accounted for over 10% of total cost. Should any of our current suppliers be unable to deliver their service or otherwise fail to deliver in a timely manner and at acceptable prices and quality, we would have to identify and quality replacements from alternative sources of supply. However, the process of qualifying new suppliers for complex components is also lengthy and could have a material adverse effect on our business, financial condition and results of operations. Additionally, increase in costs may adversely impact demand for our services or the results of our business operations.

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

From time to time, we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

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

We entered into an equity transfer agreement with Yushu Kingo and its shareholder in January 2020 and a supplement agreement in April 2021, subject to customary closing conditions contained therein. Due to the COVID-19 and various factors, we may not be able to complete the planned acquisition of Yushu Kingo within a reasonable time frame or at all, which could have a negative impact on our business expansion. If the acquisition is delayed for a prolonged period of time, we will not be able to diversify our business to real estate development and management as planned, our management’s attention may be distracted, and the cost of due diligence and auditing of Yushu Kingo may increase.

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

We have identified material weaknesses in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

As required by Form 20-F, our management is required to assess the effectiveness of our internal control over financial reporting and include a report in our annual report on Form 20-F. In preparing our consolidated financial statements for the years ended December 31, 2019 and December 31, 2020, our management identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2020. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

In addition, once we cease to be an “emerging growth company” as such term is defined under the Jumpstart Our Business Startups Act, or JOBS Act, Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002, pursuant to which our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements, errors or omissions in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

Substantially all of our business operations and R&D are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. We voluntarily ceased our forex trading brokerage business and suspended all activities on AGMTrade, a trading network platform, to ensure compliance with PRC laws, regulations and policies. While we do not foresee our business will be further restricted or affected by the PRC laws and regulations, we may need to further revise our business model to remain compliant. If any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect our customer’s participation in forex trading. Economic conditions in China are sensitive to global economic conditions. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. If present Chinese and global economic uncertainties persist, many of our customers may reduce the service they require from us. Adverse economic conditions could also reduce the number of customers seeking our service, as well as their ability to make payments. Should any of these situations occur, our net revenues will decline, and our business and financial conditions will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

A change in trading rules of the trading exchanges could adversely affect our revenue and profitability.

We are under the supervision of various trading exchanges such as the China Financial Futures Exchange, which provide trading platforms and set trading model and rules for all participants on the exchanges. Those exchanges formulate their trading rules covering various aspects of trading, including but not limited to, commission and fee rates, leverage ratio, trade settlement procedures, membership qualifications, risk control mechanism, as well as information management. Those trading exchanges usually adjust their trading rules in response to changing market conditions and changes to these rules may adversely affect our revenue or business. In addition, futures companies have discretion to set the fee rates and the adjustments of the fee rates will have an impact on our income and profitability.

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

Our Class A Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Class A Ordinary Shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included in our annual report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (the “CSRC”) and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Risks Related to Our Capital Structure and Class A Ordinary Shares

The dual-class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control.

Under our memorandum and articles of association, we are authorized to issue 200,000,000 Class A ordinary shares of $0.001 par value per share and 200,000,000 Class B ordinary shares of $0.001 par value per share. As of the date of this report, there are 21,356,290 Class A ordinary shares and 7,100,000 Class B ordinary shares issued and outstanding. Each of our Class B ordinary shares has five (5) votes per share, and each of our Class A ordinary shares has one (1) vote per share. Because of the five-to-one voting ratio between our Class B ordinary shares and Class A ordinary shares, the holders of our Class B ordinary shares collectively control a majority of the combined voting power of our ordinary shares and therefore are able to control all matters submitted to our shareholders for approval even when the shares of Class B ordinary shares represent a minority of all outstanding shares of our Class A ordinary shares and Class B ordinary shares. These holders of our Class B ordinary shares may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The directors and executive officers beneficially own a majority of the outstanding Class A ordinary shares and all of the outstanding Class B ordinary shares as of the date hereof. As of the date of this report, our directors and executive officers directly and indirectly hold an aggregate of approximately 74.93% of the combined voting power of Class A and Class B ordinary shares. Our directors and executive officers have voting and dispositive power of all the outstanding Class B ordinary shares. Mr. Wenjie Tang, our CEO, holds approximately 68.59% of the combined voting power of Class A and Class B ordinary shares. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sales of our company and might ultimately affect the market price of our Class A Ordinary Shares.

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

AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) was incorporated on October 13, 2015 in Shenzhen under the laws of the People’s Republic of China. AGM Tianjing a wholly-owned subsidiary of AGM HK. AGM Tianjin was incorporated for the purpose of being a holding company for the equity interests in PRC. AGM Tianjin did not conduct any operations or own any material assets or liabilities except for cash, insignificant expense and the 100% of the equity interests in AGM Beijing.

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

On July 26th, 2019, AGM Holdings acquired 100% of the equity interest in Anyi Network, Inc. (“Anyi Network”), and in consideration therefor, AGM Holdings paid $400,000 in cash and issued an aggregate of 475,000 Class A ordinary shares of AGM Holdings to the shareholders of Anyi Network.

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

On May 19, 2020, Nanjing XinGaoMeng Software Technology Co., Ltd. (“AGM Nanjing”), an indirectly wholly owned subsidiary incorporated on September 28, 2016, was dissolved under the law of PRC. AGM Nanjing was a holding company and did not have any substantial assets or liabilities

On December 14, 2020, AGM Holdings sold all the equity interest of Anyi Network by entering into a share purchase agreement with certain buyers, pursuant to which the Company sold to the buyers 100% equity interest in Anyi Network in exchange for a total consideration of $8,000,000, payable in the form of canceling 475,000 ordinary shares of AGM Holdings held by the buyers, valued at $16.00 per share, and payment of $400,000 in cash. The disposition of Anyi Network includes the disposition of the subsidiaries of Anyi Network.

On October 19, 2020, AGM Tianjin International Financial Leasing Co. Ltd. (“AGM Leasing”) was incorporated in the People’s Republic of China under the laws of the People’s Republic of China. AGM Leasing is a wholly-owned subsidiary of AGM HK and a wholly foreign-owned entity under the PRC laws. AGM Leasing was incorporated for the purpose of conducting financial leasing services for the Company. AGM Leasing did not conduct any operations or own any material assets or liabilities.

B. Business Overview

Core Products and Services

We position ourselves as a software company, currently conducting two main business: 1) fintech software and 2) trading education software and website service.

Fintech software

We provide multi-assets trading and management system to small and mid-size broker and institutional clients. Broker and institutional can use the system to conduct account management, agent commission calculation and distribution, multi-assets reports, automatic deposit and withdrawal for clients, KYC and AML integration, etc. In addition to use the standard version, brokers and institutions usually will request new features or integrations, such as integration new payment API, new KYC API, adding new reports, adding new currency as accounting currency. These may lead to customization projects.

Retail trading education, retail trading software and website service

We have developed an interactive trading education website that uses subscription-based method.

On July 1, 2020, we have officially launched FXSC, an online trading education and social trading network platform for forex traders. FXSC provides trading education to users through interactive trading simulation and trading contests, which enables users to choose and participate available contests and compete for prizes in a real-time streamed, interactive demo trading environment. FXSC also provides demo trading, also referred as virtual trading, paper trading, or trading simulation, which is designed to give users, especially the ones with limited knowledge and skills, a risk-free trading environment to get familiar with the markets and trading tools.

We plan to charge subscription fee directly to end-user for using social and educational features of the website. In addition, through partnership with brokers that integrate its accounts management system with FXSC, we plan to charge brokers introducing fee per clients introduced and monthly service fee for their clients using FXSC.

We developed our first version of China exchange-based futures/commodity trading software in September 2019. We aimed to offer to small and medium sized financial institutions in China with solutions that could enhance the offering they provide to their end-users. We have conducted trials among a small group of users and upgraded the software several rounds based on the feedbacks. At the 3rd quarter of 2020 however, most futures brokers started to accept new third-party software API connection method in order to comply with newly China Futures regulatory rule about the trading terminal API pass-through regulation. New method needs “pass through monitoring” API usage information directly to end client. Broker will need to know exact who is using API from what third-party software, while traditionally brokers didn’t need to collect such information. All other software products on the markets are required to be comply with the new rule. Accordingly, we were obliged to upgrade and transform our system to enable this new API connection method. Major upgrading and transformation of the system is now complete at the end of 1st quarter of 2021. We are conducting new round of trials from invited clients.

We plan to charge subscription fee directly to end-user for using the trading software. We plan to integration this product/feature into FXSC by the end of June of 2021, and thus now classified in trading education and website service.

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

Accounting and ERP software

During the period between April 2019 to December 2020, we were engaged in the development and sale of enterprise application software through Anyi Network, including accounting software and Enterprise Resource Planning (ERP) software, and the software-related after-sales services in China. In December 2020, we sold all the equity interest in Anyi Network and therefore discontinued the accounting and ERP software business.

Recent Development

Equity Transfer Agreement with Yushu Kingo City Real Estate Development Co., Ltd.

On January 16, 2020, AGM Tianjin entered into an equity transfer agreement with the shareholders of Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”), who collectively owns 100% of the equity interest in Yushu Kingo.

Pursuant to the Agreement, in exchange for 100% of the equity interest in Yushu Kingo, AGM Tianjin agrees to pay $20,000,000 in cash (the “Cash Payment”) and cause AGM Holdings to issue 2,000,000 Class A ordinary shares, valued at $15 per share, subject to the terms and conditions of the Agreement (the “Acquisition”). As of the date of this report, AGM Tianjin has made advance payments upon execution of a letter of intent and upon completion of due diligence (the “Advance Payments”). The parties further agreed in the Agreement that the Advance Payments shall count towards the Cash Payment and that AGM Tianjin shall pay the remaining Cash Payment amount to Yushu Kingo Shareholders if and only if Yushu Kingo sells no less than 15,000 square meters of real property or generates revenue of no less than RMB 150 million (approximately $21.6 million) during the 24 months after the closing of the Acquisition (the “Cash Payment Condition”). If Yushu Kingo fails to meet the Cash Payment Condition, Yushu Kingo shall return the Advance Payments to AGM Tianjin and AGM Tianjin is not obligated to make the Remaining Payment.

On April 6, 2021, AGM Tianjin and Yushu Kingo entered into a supplement agreement to the equity transfer agreement. Pursuant to the supplement agreement, Yushu Kingo’s shareholders shall return the Advance Payment and pay an additional 10% interest to AGM Tianjin if AGM Tianjin decides not to proceed with the acquisition contemplated by the equity transfer agreement and terminate such agreement on or before October 31, 2021. If Yushu Kingo is unable to make such payment, it will transfer the titles of real properties of Yushu Kingo to AGM Tianjin, valued with a 20% discount to market price. The parties further agreed to conduct a new evaluation of Yushu Kingo’s assets and to enter into supplement agreement based on such evaluation.

The Acquisition will close after all closing conditions are met, which include, among other things, completion of registration with local government authority and completion of auditing and appraisal. However, we may not be able to complete the Acquisition within a reasonable time frame or at all, given the substantial uncertainty surrounding the COVID-19 outbreak and its economic impact. See “Risk Factors – Risks Related to Our Business and Industry – We may not be able to complete the acquisition of the Yushu Kingo within a reasonable time frame or at all, which could have a negative impact on our business expansion.”

Memorandum of Understanding with GMTK Global Pty Ltd.

On July 15, 2020, AGM HK entered into a Memorandum of Understanding with GMTK Global Pty Ltd., an Australia-based brokerage firm, to jointly promote the Company’s newly launched online trading education and social trading network platform FXSC in the Australia market.

By the end of March 2021, the Company has completed three rounds of tests with GMTK Global Pty Ltd. The purpose of test was to confirm the integration of GMTK Global Pty Ltd’s account management system with our FXSC user center and live contest data synchronization. The final partnership contract was delayed due to two reasons: (1) more tests will need to be conducted; and (2) GMTK needs additional time to update its account management system per Australian newly imposed CFD trading rules; the upgrade was near completion and we expect the execute the final partnership contract in May 2021.

Letter of Intent with the shareholders of Safe Gold Financial Holdings Limited

On August 7, 2020, AGM HK entered into a letter of intent with the shareholders of Safe Gold Financial Holdings Limited ("Safe Gold") to acquire 100 percent equity interest in Safe Gold and its wholly owned subsidiary Safe Gold Securities and Futures Limited ("Safe Gold SF"), for a proposed total consideration of all-cash transaction that equals the combined net asset value for Safe Gold and Safe Gold SF as of June 30, 2020, plus a premium of HK$8.5 million, deducting a due from shareholders of HK$14 million, subject to certain adjustments and definitive agreements at the closing.

Safe Gold is a Hong Kong-based financial services company which, through its wholly-owned subsidiary Safe Gold SF, holds Hong Kong Financial Services Licenses Type 1 (Dealing of Securities), Type 2 (Dealing in Futures Contracts), Type 4 (Advertising on Securities), Type 5 (Advertising on Futures Contracts), and Type 9 (Asset Management). Safe Gold is also a participant and trading right holder of both HKEX and HKFE.

Private Placement

In July 2020, we consummated a private placement offering whereby the Company entered into private placement subscription agreements with certain investors. Pursuant to the Subscription Agreements, in which we issued an aggregate of 40,235 Class A ordinary shares to the investors, at a purchase price of $16.6 per share, for an aggregate amount of $667,901. All of the Shares were issued to non U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(a)(2) of the Securities Act of 1933, as amended.

Disposition of Anyi Network, Inc.

On December 14, 2020, we disposed of Anyi Network by entering into a share purchase agreement with Haiyan Huang, Feng Zhi and Yinglu Gao (the “Buyers”), pursuant to which the Company agreed to sell to the Buyers 100% equity interest in Anyi Network, including its subsidiaries, in exchange for a total consideration of $8,000,000, payable in the form of canceling 475,000 ordinary shares of AGM Holdings held by the Buyers, valued at $16.00 per share, and payment of $400,000 in cash.

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

Sales Channels and Long-Term Opportunities

Due to our limited operating history, we have not developed a comprehensive marketing strategy. For fintech software, currently we are marketing our services through direct communication with potential broker or institutional clients. As for retail trading education, retail trading software and website service, we plan to acquire seed clients from partnership with brokers that integrating accounts system with FXSC. Furthermore, we plan to use search engine marketing, search engine optimization, inherent virus marketing features developed within our products and social network marketing to targeted users. We believe the brand value will develop rapidly as our product inherently bring more educational value to retail clients as comparing to competitors’ product.

Customers and Suppliers

Customers

Our main clients are institutional clients. We consider our major customers to be those customers that accounted for more than 10% of sales revenue. We only had one customer during the fiscal year ended December 31, 2020, which accounted for all of our sales revenue. We had two such customers during the fiscal year ended December 31, 2019, which were Algoal Technology Pte Ltd. and Dalian Aoyuan Electronics Co., Ltd. and accounted for 75% and 17%, respectively, of our sales revenue.

Suppliers

We consider our major supplier to be those suppliers that accounted for more than 10% of our cost of revenue. We only had one supply during the fiscal year ended December 31, 2020, which accounted for all of our cost of revenue. We had no such supplier during the fiscal years ended December 31, 2019.

Employees

As of December 31, 2020, we have a total of 11 full-time employees. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As required by regulations in China, we participate in various employee social security plans that are organized by local governments.

Legal Proceedings

As of the date of this annual report, there is no legal proceeding pending or threatened against to which we are a party of. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise.

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

C. Organizational structure.

Below is a chart illustrating our corporate structure:

D. Property, Plant and Equipment

Intellectual Property

We regard our intellectual property rights as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2020, we had two registered trademarks in China and owned 10 domain names.

Property and Equipment

As of December 31, 2020 and 2019, property and equipment, net consisted of the following:

	December 31, 2020	December 31, 2019
Electronic equipment	$163,891	$172,969
Office equipment	14,034	15,050
Total property and equipment	177,925	188,019
Less: accumulated depreciation	(158,605)	(139,013)
Total property and equipment, net	$19,320	$49,006

Depreciation expenses for the fiscal years ended December 31, 2020, 2019 and 2018 were $31,957, $48,793 and $53,697, respectively. There was no impairment recorded for these property and equipment for the years ended December 31, 2020, 2019 and 2018.

Lease commitments

We lease offices and residential properties for employee’s dormitories Rent expenses for the years ended December 31, 2020, 2019 and 2018 were $91,043, $173,259 and $447,363, respectively. The Company has future minimum lease obligations as of December 31, 2020 as follows:

Commitment Amount
Year of 2021	$18,116
Year of 2022	-
Year of 2023	-
Year of 2024	-
Year of 2025	-
Thereafter	-
Less: lease commitments on terminations	-
Total	$18,116

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

A. Operating Results.

Revenue

The Company derives revenue from the sale of packaged software products, technical support plans, software customization services, and bundle of products or services that may include a combination of these items. We enter into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recorded and recognized revenues from both products and services in one account, which we present as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive income. During the fiscal years ended December 31, 2020 and 2019, the Company derives revenue from the sale of the following three items:

(1)	Retail Software Products

The Company’s packaged software products consist of accounting software, fintech software, trading education software products and other online based management products. Revenue is recognized at a point in time upon the delivery of the perpetual license, and in a period of time throughout the effective period for the technical support plan, which generally is recognized over twelve months period. However, we did not record this revenue stream on our total revenue in fiscal 2020, 2019 and 2018 since we discontinued business related to these products. We are continuing to develop retail software products for different industries.

(2)	Technical Support Plans

The Company sells our technical support plan either as a package with our sale of software products or separately on its own. Each technical support plan has a unified effective period of one year. Revenue is recognized in a period of time throughout the effective period for the technical support plan, generally is recognized over twelve months period.

(3)	Software Customization Services

The Company delivers its software customization services by developing customized features on the software products to suit customers’ special needs. Upon receiving the purchase request from the customers, the Company designs, develops, tests, and implements the specified features to our software products. The Company also includes a one-year technical support plan specifically for the developed feature(s).

Customers are able to request and purchase the service together with a purchase of our software product, or separately if the customer has our software products in-use. Revenue is recognized at a point in time upon customers’ acceptance of the feature(s), and revenue for the technical support plan is recognized over its service term, which generally is for twelve months period.

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

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of compensation expense for our corporate staff and personnel supporting our corporate staff, marketing costs, office supplies, welfare expenses, training expenses, professional fees (including consulting, audit and legal fees), travel and business hospitality expenses. Selling, general and administrative expenses also include depreciation and amortization expenses. We record property and equipment at cost and calculate depreciation using the straight-line method over the estimated useful lives of our assets, which generally range from three to five years.

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

Results of Operations

	For the Years Ended December 31,
	2020	2019	2018
Revenues, net	$53,305	$330,000	$3,871,812
Revenues - related party	-	-	1,240,708
Total revenues, net	53,305	330,000	5,112,520
Cost of revenue	38,534	43,056	1,653,028

Gross profit	14,771	286,944	3,459,492

Gross margin	28%	87%	68%

Operating expenses
Selling, general and administrative expenses	964,470	1,369,701	3,876,872
Research and development expenses	63,450	127,117	1,028,249
Bad debt expenses	-	-	923,217

Total operating expenses	1,027,920	1,496,818	5,828,846

Loss from operations	(1,013,149)	(1,209,874)	(2,368,846)

Other income (expense)
Other income	1,687	118,709	534,246
Other expense	(9,343)	(363,815)	(511,908)
Loss on equity method investment	-	33,684	(35,174)

Total other expense	(7,656)	(211,422)	(12,836)

Loss before provision of income taxes	(1,020,805)	(1,421,296)	(2,381,682)
Provision for income taxes	(76,343)	(64,615)	595,421

Loss from continued operation	(1,097,148)	(1,485,911)	(1,786,261)

Discontinued operation
Loss from discontinued operation, net of income tax	(322,490)	(76,944)	(11,698,538)
Gain from sale of discontinued operation, net of income tax	347,990	-	5,072,068
Gain (loss) from discontinued operation, net of income tax	25,500	(76,944)	(6,626,470)

Net loss	$(1,071,648)	$(1,562,855)	$(8,412,731)

Revenues

Our total revenues decreased by $276,695 or 84%, from $330,000 in fiscal 2019 to $53,305 in fiscal 2020. All of our total revenues for both fiscal 2020 and fiscal 2019 generated from third parties and no revenues incurred from related party.

Our total revenues decreased by $4,782,520 or 94%, from $5,112,520 in fiscal 2018 to $330,000 in fiscal 2019. Our total revenues – third parties decreased by $3,541,812 or 91%, from $3,871,812 in fiscal 2018 to $330,000 in fiscal 2019, and a decreased in total revenues – related parties of $1,240,708 or 100%, from $1,240,078 in fiscal year 2018 to $0 in fiscal 2019.

The decrease in revenues was primarily due to the continued business as described in detail in the section titled “Discontinued Business” starting on page 20.  During 2020 and 2019, we developed new products and services using technology derived from the discontinued business. These newly developed products and services have not started to contribute to our revenue stream.

Cost of Revenues and Gross Margin

Cost of revenues decreased by $4,522 or 11%, from $43,056 in fiscal 2019 to $38,534 for the fiscal 2020. The decrease of cost of revenue was primarily attributable to in line with decrease of revenues. Gross margin for fiscal 2020 was 28%, as compared to 87% for fiscal 2019. The decreased in gross margin of continuing operations was primarily due to higher cost in the wage, payroll taxes and higher overhead costs.

Cost of revenues decreased by $1,609,972 or 97%, from $1,653,028 in fiscal 2018 to $43,056 for the fiscal 2019. The decrease of cost of revenue was primarily attributable to in line with decrease of revenues. Gross margin for fiscal 2019 was 87%, as compared to 68% for fiscal 2018.

Selling, General and Administrative expenses

Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses were $1,027,919 for the year of 2020, a decrease of $341,782, or 25% from December 31, 2019 to December 31, 2020. The decrease in selling, general and administrative expenses was primarily due to decrease in payroll expense, depreciation and amortization expenses, and advertising and marketing expenses, reflecting the down sized of our business in fiscal 2020.

Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses were $1,369,701 for the year of 2019, a decrease of $2,507,171, or 65% from December 31, 2018 to December 31, 2019. The decrease in selling, general and administrative expenses was primarily due to decrease in payroll expense, professional service and consulting fees, depreciation and amortization expenses, and advertising and marketing expenses, reflecting the decreased number of employees required to change our business, and offset by increase in regulatory compliance, auditing and filing primarily due to expenses on the acquisitions of new subsidiaries in fiscal 2019.

Research and Development Expenses

We incurred $63,450 and $127,117 in research and development in fiscal 2020 and 2019, respectively. Research and development expenses decreased by $63,667, or 50%, for fiscal 2020 compared to fiscal 2019. Research and development expenses decreased by $901,132, or 88%, for fiscal 2019 compared to fiscal 2018, since the Company closed research and development projects and dismissed most of employees of research in the middle of fiscal 2019.

Bad debt expense

We did not have expenses in bad debt expense in fiscal 2020 and 2019. We collected all the accounts receivables as of December 31, 2020 and 2019, due to the Company’s sales arrangement usually requires advanced payment since fiscal 2018. We incurred $923,217 in bad debt expense in fiscal 2018.

Loss from operations

As a result of the factors described above, operating loss was $1,013,149 for fiscal 2020, compared to operation loss was $1,209,874 for fiscal 2019, a decrease in operation loss of $196,725, or 16%. Our operation loss in fiscal 2019 was $1,209,874, compared to operating income was $2,368,846 for fiscal 2018, a decrease in operation loss of $1,158,971, or 49%.

Other expenses

For fiscal 2020, other expense, net of other income, were $7,656, compared to other expenses, net of other income, were 211,422 for fiscal 2019, a change of $203,766. The decrease of other expense was primarily attributable to a decrease of gain on foreign currency transactions and other non-operating income. The Company also incurred a non-operating expense on impairment of disposal of $1,517.

For fiscal 2019, other expense, net of other income, were $211,422, compared to other expenses, net of other income, were $12,836 for fiscal 2018, a change of $198,585. The increase of other expense was primarily attributable to a decrease of gain on foreign currency transactions and offset by a decrease expense of $68,858 incurred in the 2018 periods related to our equity method investment.

Loss from continuing operations

As a result of the foregoing, our loss from continuing operations was $1,097,148, or $(0.05) per share (basic and diluted), for the year ended December 31, 2020, as compared with loss from continuing operations of $1,485,911, or $(0.07) per share (basic and diluted), for the year ended December 31, 2019. Our continuing operating income was $1,786,261 for fiscal 2018, or $$(0.09) per share (basic and diluted), for the year ended December 31, 2018.

Income Tax

For fiscal 2020, we had provision for income tax of $76,343, an increase of $11,728, or 18%, as compared to expense for income tax of $64,615 for fiscal 2019. The increase is primarily due to recording of tax liability of $76,343 and tax liability of $64,615 in relation to uncertain tax positions for the uncertainty surrounding the PRC residency of our non-PRC entities for the years ended December 31, 2020 and 2019.

For fiscal 2019, we had expenses for income tax of $64,615, an increase of $660,036, or 111%, as compared to benefit for income tax of $595,421 for fiscal 2018. The increase is primarily due to recording of tax liability of $64,615 and tax asset of $595,421 in relation to uncertain tax positions for the uncertainty surrounding the PRC residency of our non-PRC entities for the years ended December 31, 2019 and 2018.

Gain (loss) from discontinued operation, net of income taxes

Our gain from discontinued operations was $25,500, or $0.00 per share (basic and diluted), for the year ended December 31, 2020, as compared with a loss from discontinued operations of $76,944, or $(0.00) for the year ended December 31, 2019. Our loss from discontinued operations was $6,626,470, or $(0.31) per share (basic and diluted), for the year ended December 31, 2018.

The summarized operating result of discontinued operation included our consolidated statements of operation is as follows:

	Years Ended December 31,
	2020	2019	2018
Revenues	$237,431	$379,630	$486,244
Cost of revenues	160,810	199,888	400,513
Gross profit	76,621	179,742	85,732
Operating expenses	412,686	196,060	(11,844,769)
Other income (expenses), net	(45,125)	(2,240)	60,499
Loss before income tax	(381,190)	(18,558)	(11,698,538)
Income tax expense	767	58,386	-
Loss from discontinued operation	(322,490)	(76,944)	(11,698,538)
Gain from disposal, net of tax	347,990	-	5,072,068
Total gain (loss) from discontinued operations, net of income taxes	$25,500	$(76,944)	$(6,626,470)

We realized a gain of $347,990 from the disposal of 100% equity of Anyi Network including its subsidiaries and offset by a loss of $322,490 from discontinued operation of the year ended December 31, 2020. As the result, total gain amounted $25,500 from discontinued operation for the year ended December 31, 2020.

We reclassified Anyi Network and its subsidiaries as discontinued operation and recorded a loss of $76,944 from discontinued operation in the year ended December 31, 2019.

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

Net loss

As a result of the factors described above, our net loss for fiscal 2020 was $1,071,648, compared to net loss of $1,562,855 for fiscal 2019, a decrease in net loss of $491,207, or 31%. Our net loss for fiscal 2018 was $8,412,731, a decrease in net loss of $7,072,596, or 84%.

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

The Consolidated Balance Sheets balances, with the exception of equity at December 31, 2020 and 2019, were translated at RMB6.5378 and RMB6.9630 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Income and the Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018 were RMB6.9003, RMB6.9074 and RMB6.6146 to $1.00, respectively.

Net gains and losses resulting from foreign exchange translations are included in the Comprehensive income on the consolidated statements of operations. As a result of foreign currency translations, which are a non-cash adjustment, the Company reported a foreign currency translation loss of $154,767 for the year ended December 31, 2020. The Company reported a foreign currency translation gain of $95,060 and $284,923 for the year ended December 31, 2019 and 2018, respectively. This non-cash loss had the effect of increasing our reported comprehensive loss.

B. Liquidity and Capital Resources.

Liquidity

For the years ended December 31, 2020 and 2019

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. As of December 31, 2020 and 2019, we had working capital of $3,663,177 and $4,642,429, including cash and cash equivalents of $664,605 and $1,462,590, respectively. As a result, we believe that our current cash and cash to be generated from our operations will be sufficient to meet our working capital needs for at least the next twelve months. We are not dependent upon the access to borrow loans from our related parties. We plan to expand our business to implement our growth strategies to broaden our service and strengthen our position in the marketplace.

The following table sets forth a summary of changes in our working capital from December 31, 2019 to December 31, 2020:

	December 31, 2020	December 31, 2019	Change	Percentage Change
Working capital:
Total current assets	$6,085,521	$7,305,317	$(1,219,796)	(17)%
Total current liabilities	2,422,344	2,662,888	(348,814)	(9)%
Working capital	$3,663,177	$4,642,429	$(870,982)	(21)%

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flow Summary

The following table sets forth certain items in our consolidated statements of cash flows for 2020, 2019 and 2018.

	For the Years Ended December 31,
	2020	2019	2018
Net cash used in by operating activities	$(1,652,022)	$(196,393)	$(2,833,234)
Net cash used in investing activities	(1,195)	(5,010,387)	(435,458)
Net cash provided by (used in) financing activities	111,878	(526,329)	6,063,054
Exchange rate effect on cash, cash equivalents and restricted cash	129,376	(55,667)	442,591
Net change in cash and cash equivalents	$(1,411,964)	$(5,788,776)	$3,236,953
Cash and cash equivalents, beginning of the year	2,076,569	7,865,345	4,628,392
Cash and cash equivalents, end of the year	664,605	2,076,569	7,865,345
Less cash and cash equivalents of discontinued operations–end of period	-	613,979	-
Cash and cash equivalents of continuing operations–end of period	$664,605	$1,462,590	$7,865,345

We have cash and cash equivalents held in financial institutions in the following countries (regions):

Country (Region)	December 31, 2020	December 31, 2019
China (Mainland)	$148,747	$281,319
China (Hong Kong)	271,212	536,864
Singapore	244,646	644,407
Total continuing operations	$664,605	$1,462,590
Additional discontinued operation	-	-
Total continuing operations	$664,605	$1,462,590

Operating Activities:

Net cash used in operating activities of continuing operations was $1,355,330 (total of $1,652,022 including discontinued operations of $296,692), for fiscal 2020, primarily due to a net loss of $1,071,648 adjusted by a gain on discontinued operations of $25,500, adjusted by non-cash gain from disposal of subsidiary of $347,990 and working capital primarily included depreciation and amortization expenses of $33,437. The adjustments for changes in assets and liabilities primarily included (i) prepaid expenses and other current assets of $103,145, (ii) accounts payable of $1,763, and (iii) accrued expenses and other current liabilities of $48,537.

Net cash used in operating activities of continuing operations was $160,926 (total of $196,393 including discontinued operations of $35,467), for fiscal 2019, primarily due to a net loss from continuing operations of $1,485,911 and adjusted by non-cash working capital primarily included depreciation and amortization expenses of $50,273 and a gain on equity method investment of $33,684. The adjustments for changes in assets and liabilities primarily included (i) prepaid expenses and other current assets of $347,763, (ii) accounts payable of $76,441, and (iv) accrued expenses and other current liabilities of $1,042,072.

Net cash used in operating activities of discontinued operations was $296,692, $35,467 and $757,948 in fiscal 2020, 2019 and 2018, respectively.

The increase in cash out flows from our continuing operating activities for the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily resulted from the decrease in our accrued expenses and other payable, offset by decrease in our net loss in the year ended December 31, 2020. For the year ended December 31, 2020, net cash provided by our prepaid expense and other current assets of $103,145 and our accrued expenses and other payable decrease of $48,537, compared to net cash provided by our prepaid expense and other current assets of $347,763 and our accrued expenses and other payable increase of $1,042,072 in 2019. For the year ended December 31, 2020, our net loss from continuing operations totaled $1,097,148, compared to net loss from continuing operations of $1,485,911 in 2019.

Investing Activities:

Net cash used in investing activities of continuing operations was $810 for the purchase of office equipment in fiscal 2020.

Net cash used in investing activities of continuing operations was $4,976,431 for fiscal 2019. It was attributable to the purchase of office equipment for $700, an acquisition of subsidiaries in cash of $400,000, an advance deposit for intent acquisition of $4,937,664 and offset by the proceeds from sales of equity investment of $361,933.

Net cash used in investing activities from discontinued operations was $385 and $33,956 for fiscal 2020 and 2019, respectively. There was no net cash provided or used by investing activities of discontinued operations for fiscal 2018.

One of our primary use of cash in our investing activities for each period was for our purchase of equipments and intangible assets. We spent $110 more than the year of 2019 in purchasing equipments for the year ended December 31, 2020. We also spent $5,337,664 less in 2020 than in 2019 for acquisition or intent acquisition of new business.

Financing Activities:

Net cash provided by financing activities was of continuing operations $198,226 for fiscal 2020. It was attributable to proceeds from issuance of ordinary shares of $667,901 and borrowings from related parties of $125,212, offset by repayment of related party loans and advances of $594,887.

Net cash used in financing activities was of continuing operations $580,297 for fiscal 2019. It was attributable to repayment of related party loans and advances of $587,120 and offset by borrowings from related parties of $6,823.

Net cash used by financing activities of discontinued operations was $86,348 for fiscal 2020. Net cash provided by financing activities of discontinued operations of $53,968 for fiscal 2019. There was no net cash provided by or used in financing activities of discontinued operations for fiscal 2018.

 We received capital contribution from stockholders of $667,901 more in 2020 than in 2019. During the year ended December 31, 2020, we received proceeds of $118,389 more than 2019 in borrowings from related parties, and also paid $7,767 more than the year of 2019 in repayments to related parties.

We expect to incur additional costs associated with becoming a public company in the United States, primarily due to increased expenses related to accounting and tax services, legal expenses and investor and stockholder-related expenses. These additional long-term expenses may require us to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon our financial condition and results of operations as well as prevailing market conditions and may not be available on terms reasonably acceptable to us or at all.

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

Capital Resources

As of December 31, 2020 and 2019

The following table provides certain selected balance sheets comparisons as of December 31, 2020 and December 31, 2019:

	December 31,	December 31,	Increase
	2020	2019	(Decrease)%

Cash and cash equivalents	$664,605	$1,462,590	$(797,985)	(55)%
Prepaid expenses and other current assets	5,420,916	5,121,450	299,466	6%
Assets of discontinued operations - current	-	721,277	(721,277)	(100)%
Total current assets	6,085,521	7,305,317	(1,219,796)	(17)%
Property and equipment, net	19,320	49,006	(29,686)	(61)%
Intangible assets, net	10,113	11,593	(1,480)	(13)%
Assets of discontinued operations- non-current	-	7,148,097	(7,148,097)	(100)%
Total non-current assets	29,433	7,208,696	(7,179,263)	(101)%
Total assets	$6,114,954	$14,514,013	$(8,399,059)	(58)%

Accounts payable	$4,974	$3,209	$1,765	55%
Accrued expenses and other payables	1,819,544	1,749,161	70,383	4%
Due to related parties	597,826	609,180	(11,354)	(2)%
Liabilities of discontinued operations	-	301,338	(301,338)	(100)%
Total current liabilities	2,422,344	2,662,888	(240,544)	(9)%
Total liabilities	$2,422,344	$2,662,888	$(240,544)	(9)%

Cash

As of December 31, 2020, we have a total of $664,605 in cash and cash equivalents, among which $148,747 (RMB972,481) was held inside China (Mainland), and $515,858 was held outside of China (Mainland). As of December 31, 2019, we have a total of $1,462,590 in cash and cash equivalents, among which $281,319 (RMB1,958,832) was held inside China (Mainland), and $1,181,271 was held outside of China (Mainland). We have not transferred and do not plan to transfer our cash in RMB outside of China (Mainland) in order to avoid unnecessary currency exchange cost. Our subsidiaries in China (Mainland) incur expenses from time to time, and we have spent and plan to spend our cash in RMB to cover those expenses.

Prepaid expenses and other current assets, net

As of December 31, 2020, balances of prepaid expenses and other current assets were $5,420,916, an increase of $299,466, or 6%, compared to $5,121,450 as of December 31, 2019. This increase primarily due to the note receivable of $400,000 from the buyers of Anyi Network, while the Company sold 100% equity interest in Anyi Network including its subsidiaries, the Company entered into a Promissory Note, pursuant to which the buyers Anyi Network agreed to pay $400,000 in cash before June 30, 2020.

Balance of prepaid expenses increased by $51,705, or 1,873%, and balance of security deposit and others decreased by $152,239, or 84% as of December 31, 2020, as shown in the following table.

	December 31, 2020	December 31, 2019
Prepaid expenses	$54,466	$2,761
Note receivable	400,000	-
Other receivable	4,937,664	4,937,664
Security deposits and others	28,786	181,025
Total prepaid expenses and other current assets	$5,420,916	$5,121,450

Current assets

Current assets as of December 31, 2020 totaled $6,085,521, a decrease of $1,219,796, or 17% from our December 31, 2019 balance. This decrease primarily resulted from a $1,411,964 decrease in cash and a $66,535 decrease in accounts receivable, offset by a $258,703 increase in prepaid expenses and other current assets.

Accrued liabilities and other payables

Accrued liabilities and other payables mainly included wages payable, VAT payable, income tax payable, deposit payables and other payable at the year end. Accrued liabilities and other payables as of December 31, 2020 were $1,819,544, an increase of $70,383, compared to $1,749,161 as of December 31, 2019. The increase was mainly due to the increase of tax and wages payable.

Credit Facility

We mainly finance our operations through proceeds borrowed from related parties. As of December 31, 2020, due to related parties were $597,826, a decrease of $127,059, compared to $724,885 as of December 31, 2019. Due to related parties as of December 31, 2020 and 2019 include:

	December 31, 2020	December 31, 2019
Zhentao Jiang	$712,485	$607,349
Wenjie Tang	(116,610)	-
Guofu Zhang	-	1,831
Yufeng Mi	1,951	-
Total	$597,826	$609,180

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses related parties paid on behalf of the Company. These loans are interest free, unsecured and repayable on demand.

For the year ended December 31, 2020 and 2019, related parties paid operating expenses on behalf of the Company of $0 and $61,864, respectively.

From time to time, the Company borrowed $125,212, $6,823, and $8,581,150 from related parties in the years ended December 31, 2020, 2019 and 2018, respectively, and repaid $594,887, $587,120, and $6,837,611 in the years ended December 31, 2020, 2019 and 2018, respectively.

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

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

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

E. Off-Balance Sheet Arrangements.

There were no off-balance sheet arrangements for the fiscal years ended December 31, 2020 and 2019, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Item 6.	Directors, Senior Management and Employees

A. Directors and Management

The following table provides information regarding our executive officers and directors as of the date of this annual report:

Name	Age	Position(s)
Bin Cao	61	Chairman of the Board
Wenjie Tang	39	Chief Executive Officer and Director
Zhihe Yang	36	Chief Financial Officer
Yufeng Mi	44	Chief Technology Officer
Jialin Liu	62	Independent Director and Chairman of Compensation Committee.
Tingfu Xie	73	Independent Director and Chairman of Nominating Committee
Fangjie Wang	31	Independent Director and the Chairwomen of the Audit Committee
Yafang Wang	43	Secretary of the Board

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

Zhihe Yang. Mr. Yang has been the Financial Manager at Beijing AnGaoMeng Technology Service Co., Ltd. since August 2018. Mr. Yang has extensive experience working in accounting firms with regard to financial management and internal control system construction. From September 2017 to July 2018, he spent a year as a freelance financial advisor. Prior to that, Mr. Yang served as the Audit Manager at Beijing Zongheng United Certified Public Accountants Co., Ltd. from May 2013 to September 2017. From April 2012 to March 2013, he was the Financial Manager at Wuhan Fengze Agricultural Science and Technology Development Co., Ltd. From July 2007 to August 2011, he was the Audit Manager at Zhong Cheng Xin An Rui (Beijing) Certified Public Accountants Co., Ltd. Mr. Yang served as the Audit Assistant at Beijing Biaoguan Certified Public Accountants Co., Ltd. from August 2006 to July 2007. Mr. Yang acquired his Associate’s Degree in Accounting from Inner Mongolia University of Technology in 2006.

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

Fangjie Wang. Ms. Wang has been working as an Audit Manager at Beijing Hua Long Ding Jia Certified Public Accountants Co., Ltd since March 2018. Prior to that, she worked at Zhongxinghua Certified Public Accountants LLP as an Audit Assistant from August 2017 to February 2018. She worked as the Lecturer of International Economics and Trade at Hubei Vocational Technical Institute from June 2016 to July 2017. She interned as a teacher of Ecological Tourism at Adult Education Academy of Guangxi Normal University. She interned as an assistant at Tian Jia Bing Academy of Guangxi Normal University from June 2014 to March 2016. From August 2013 to May 2014, she worked as an Internal Assistant to Duty Manager at Xiaogan Branch of Agricultural Bank of China. Ms. Wang graduated from Guangxi Normal University in 2016 and received a master’s degree in Management. Before that, she received a bachelor’s degree in International Economics and Trade from Hubei University. Ms. Fangjie Wang is an accounting expert and is experienced with establishing effective internal control system. There are no family relationships between Fangjie Wang and any other employees or members of the Board of Directors of the Company.

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

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Mr. Bin Cao, Mr. Wenjie Tang, Mr. Yufeng Mi, Mr. Zhihe Yang, and Ms. Yafang Wang.

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2020 and 2019.

Name and Principal Position	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Wenjie Tang	2020	40,200	0	0	0	40,200
Chief Executive Officer	2019	43,200	0	0	0	43,200

Guofu Zhang	2020	54,448	0	0	0	54,448
Former Chief Financial Officer(1)	2019	48,856	0	0	0	48,856

Zhihe Yang	2020	15,861	0	0	0	15,861
Chief Financial Officer(1)	2019	-	-	-	-	-

Chengchun Zhang	2020	-	-	-	-	-
Former Chief Operating Officer(2)	2019	35,000	0	0	0	35,000

Xiaoding Wu	2020	29,820	0	0	0	29,820
Former Chief Operating Officer(3)	2019	13,348	0	0	0	13,348

Yufeng Mi	2020	11,225	0	0	0	11,225
Chief Technology Officer	2019	30,000	0	0	0	30,000

Yafang Wang	2020	20,916	0	0	0	20,916
Secretary of the Board	2019	11,582	0	0	0	11,582

(1)	Guofu Zhang resigned as Chief Financial Officer in October 2020, effective October 14, 2020. Zhihe Yang was appointed by the Board as the Chief Financial Officer, effective October 14, 2020.

(2)	Chengchun Zhang resigned as Chief Operating Officer in October 2019, effective October 25, 2019.

(3)	Xiaoding Wu resigned as Chief Operating Officer in December 2020, effective December 31, 2020.

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

The table below indicates the compensations we paid to our board of directors in their capacity as directors for fiscal years 2020 and 2019:

Name	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Zhentao Jiang	2020	-	-	-	-	-
Former Chairman of the Board(1)	2019	22,500	0	0	0	22,500

Bin Cao	2020	52,800	0	0	0	52,800
Chairman of the Board(1)	2019	31,500	0	0	0	31,500

Wenjie Tang	2020	0	0	0	0	0
Director(2)	2019	0	0	0	0	0

Fangjie Wang	2020	10,616	0	0	0	10,616
Independent Director and Chairman of Audit Committee	2019	10,424	0	0	0	10,424

Jialin Liu	2020	8,847	0	0	0	8,847
Independent Director and Chairman of Compensation Committee	2019	8,686	0	0	0	8,686

Tingfu Xie	2020	10,616	0	0	0	10,616
Independent Director and Chairman of Nominating Committee	2019	10,424	0	0	0	10,424

(1)	Zhentao Jiang resigned as a director and Chairman of the Board in May 2019, effective May 19, 2019. Bin Cao was elected by the Board as the Chairman of the Board, effective May 19, 2019.

(2)	Wenjie Tang is a director and the Chief Executive Officer. Mr. Tang receives an annual salary for his service as the CEO. He does not receive any compensation as a director.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of the date of this report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Class A ordinary shares and Class B ordinary shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

Our company is authorized to issue 200,000,000 Class A ordinary shares of $0.001 par value per share and 200,000,000 Class B ordinary shares of $0.001 par value per share. The number and percentage of ordinary shares beneficially owned are based on 21,356,290 Class A ordinary shares of $0.001 par value per share and 7,100,000 Class B ordinary shares of $0.001 par value per share issued and outstanding as of the date of this report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 6, 2021 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road, Wanchai, Hong Kong. As of the date of this report, we have 200 registered shareholders of record of Class A Ordinary Shares and 3 registered shareholders of record of Class B Ordinary Shares.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A)	Percentage Ownership (Class A)	Amount of Beneficial Ownership (Class B)	Percentage Ownership (Class B)	Combined Voting Power of Class A and Class B	Combined Voting Power of Class A and Class B Ordinary Shares as a Percentage(2)
Directors and Named Executive Officers:
Bin Cao, Chairman of the Board	-	0%	-	0%	-	0%
Wenije Tang, Chief Executive Officer and Director(1)	6,500,000	31.44%	6,500,000	91.64%	39,000,000	68.59%
Zhihe Yang, Chief Financial Officer	-	0%	-	0%	-	0%
Yufeng Mi, Chief Technology Officer	600,000	2.81%	600,000	8.45%	3,600,000	6.33%
Yafang Wang, Secretary of the Board	-	0%	-	0%	-	0%
Fangjie Wang, Independent Director and Chairman of Audit Committee	-	0%	-	0%	-	0%
Jialin Liu, Independent Director and Chairman of Compensation Committee	-	0%	-	0%	-	0%
Tingfu Xie, Independent Director and Chairman of Nominating Committee	-	0%	-	0%	-	0%
All directors and executive officers as a group (9 persons)	7,100,000	32.58%	7,100,000	100%	42,600,000	74.93%

5% Beneficial Owners:
Firebull Holdings Limited(1)	5,000,000	23.41%	5,000,000	70.43%	30,000,000	52.76%
Zhentao Jiang	2,400,000	11.23%	-	0%	2,400,000	4.22%
Chengchun Zhang	2,400,000	11.23%	-	0%	2,400,000	4.22%

(1)	Wenjie Tang individually holds 1,500,000 shares of Class A ordinary shares and 1,500,000 shares of Class B Ordinary Shares. In addition, Wenjie Tang and Bin Cao jointly and indirectly hold the 5,000,000 shares of Class A ordinary shares and the 5,000,000 shares of Class B ordinary shares beneficially owned by Firebull Holdings Limited, a company formed under the laws of Hong Kong SAR. Wenjie Tang has the voting and dispositive power of the 5,000,000 shares of Class A ordinary shares and 5,000,000 shares of Class B ordinary shares beneficially owned by Firebull Holdings Limited.

(2)	Each Class B Ordinary Share in the Company confers upon the shareholder the right to five (5) votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class B Ordinary Share will vote together with holders of our Class A Ordinary Share as a single class on all matters presented to our shareholders for their vote approval.

Related Party Transactions

Related parties of the Company during the fiscal years ended December 31, 2020 and 2019 consist of the following:

Name of Related Party	Nature of Relationship
Zhentao Jiang	Former Director and principal shareholder
Wenjie Tang	Chief Executive Officer (“CEO”), Director, and shareholder
Bin Cao	Chairman of the Board
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
Bin Liu	Former Chief Risk Officer (“CRO”)
Guofu Zhang	Former Chief Financial Officer (“CFO”)
Chengchun Zhang	Former Chief Operational Officer (“COO”) and principal shareholder
IIG Ltd.	Company under common control of Zhentao Jiang, dissolved in November 2019
Firebull Holdings Limited	Company under common control of Wenjie Tang and Bin Cao
Nanjing Yunxinhe Software Technology Co., Ltd.	Company formerly controlled by Zhentao Jiang, dissolved in April 2020
Beijing Maiteke Technology Co., Ltd.	Company where Wenjie Tang assumed a key management position
Northnew Management Limited	Company under common control of Zhentao Jiang prior to June 2020

(i) Revenues from related party and accounts receivable from related party

The Company had no revenues from related parties during the years ended December 31, 2020 and 2019. The Company provides technical support service to IIG Ltd. and generated related party revenues from IIG Ltd. in the amount of $1,240,708 in the year ended December 31, 2018.

(ii) Acquisition and Dissolution of AGM Global Asset Management Ltd.

On May 25, 2018, the Company purchased AGM Global Asset Management Ltd from a third-party entity which was owned by two related parties, Mr. Wenjie Tang and Mr. Yufeng Mi.

On August 15, 2019, AGM Global Asset Management Ltd was dissolved and the Company recognized a loss in the amount of $16,537 for the year ended.

(iii) Due to (from) related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of December 31, 2020 and 2019, due to related parties consisted the following:

	December 31, 2020	December 31, 2019
Zhentao Jiang	$712,485	$607,349
Wenjie Tang	(116,610)	-
Guofu Zhang	-	1,831
Yufeng Mi	1,951	-
Total	$597,826	$609,180

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses paid by related parties on behalf of the Company. These amounts are interest free, unsecured and repayable on demand.

For the years ended December 31, 2020 and 2019, related parties paid operating expenses on behalf of the Company of $0 and $61,864, respectively.

From time to time, the Company borrowed $125,212, $6,823 and $8,581,150 from related parties in the years ended December 31, 2020, 2019 and 2018, respectively, and repaid $594,887, $587,120 and $6,837,611 in the years ended December 31, 2020, 2019 and 2018, respectively.

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

A. Offer and listing details

Not applicable for annual reports on Form 20-F.

B. Plan of distribution

Not applicable for annual reports on Form 20-F.

C. Markets

Our Class A ordinary shares have been listed on the Nasdaq Capital Market since April 18, 2018 under the symbol “AGMH.” The table below shows, for the periods indicated, the high and low market prices for our shares.

	Market Price Per Share
	High	Low
Quarterly:
April 18, 2018 to June 30, 2018	$37.63	$5.01
July 1, 2018 to September 30, 2018	$39.00	$12.34
October 1, 2018 to December 31, 2018	$50.00	$18.00
January 1, 2019 to March 31, 2019	$35.90	$18.05
April 1, 2019 to June 30, 2019	$20.94	$12.46
July 1, 2019 to September 30, 2019	$19.4	$14.06
October 1, 2019 to December 31, 2019	$24.49	$13.95
January 1, 2020 to March 31, 2020	$17.55	$14.32
April 1, 2020 to May 8, 2020	$19.74	$14.87
May 9, 2020 to June 30, 2020	$26.44	$19.05
July 1, 2020 to September 30, 2020	$26.01	$14.12
October 1, 2020 to December 31, 2020	$16.16	$14.16
January 1, 2021 to March 31, 2021	$17.32	$11.70

On January 31, 2020, we received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that we were not in compliance with Nasdaq Listing Rule 5550(a)(3), which requires the Company to have at least 300 public holders for continued listing by Nasdaq. The notification has no immediate effect on the Company’s Nasdaq listing.

Subsequently, we submitted to Nasdaq a plan to regain compliance. On March 26, 2020, we received an extension until July 29, 2020 to regain compliance with Listing Rules 5550(a)(3). During the compliance period, the Company’s shares of common stock continued to be listed and traded on The Nasdaq Capital Market. To regain compliance, the Company must have at least 300 public holders during this 180-day grace period.

On July 23, 2020, the Company received a letter from the Listing Qualifications Department of The Nasdaq, confirming that the Company has regained compliance with Listing Rule 5550(a)(3) and the matter was closed.

D. Selling shareholders

Not applicable for annual reports on Form 20-F.

E. Dilution

Not applicable for annual reports on Form 20-F.

F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information

A. Share capital

Not applicable for annual reports on Form 20-F.

B. Memorandum and articles of association

AGM Holdings was incorporated on April 27, 2015 under the BVI Companies Act, 2004 as a company limited by shares. As of the date of this annual report, the Company is authorized to issue 200,000,000 Class A ordinary shares of $0.001 par value per share and 200,000,000 Class B ordinary shares of $0.001 par value per share. As of the date of this report, there are 21,356,290 Class A ordinary shares and 7,100,000 Class B ordinary shares issued and outstanding.

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

C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

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

PRC Business Tax

Companies in China are generally subject to business tax and related surcharges by various local tax authorities at rates ranging from 3% to 20% on revenue generated from providing services and revenue generated from the transfer of intangibles. However, since May 1st of 2016, the Business Tax has been incorporated into Value Added Tax in China, which means there will be no more Business Tax and accordingly some business operations previously taxed in the name of Business Tax will be taxed in the manner of VAT thereafter. In general, this newly implemented policy is intended to relieve many companies from heavy taxes under currently slowing down economy. In the case of AGM Holdings’ Chinese subsidiaries, even though the VAT rate is 17%, with the deductibles the company may get in the business process, it will bear less burden than previous Business Tax.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2020. Our actual PFIC status for the current taxable year ending December 31, 2019 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

As of the latest fiscal year ended December 31, 2020, we had immaterial derivative financial instruments (open FX positions with a total fair value of $0) and did not have any derivative commodity instruments. Our other financial instruments, including cash and cash equivalents, transaction monetary assets held for clients, net accounts receivable, prepaid expenses and other current assets, accounts payable, deposits payable, accrued expenses and other current liabilities, advance from customers, and income tax payable, are exposed to certain market risk such as foreign currency risk and interest rate risk. Our overall risk management program focuses on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on our financial performance and position. Our other financial instruments primarily include cash and cash equivalents, accounts receivable and accounts payable for whose carrying values approximate to their fair value due to the short term nature of these balances. Therefore, we do not expect our other financial instruments to be exposed to material impacts from market risk. However, we have still summarized the relevant market risk and its potential impacts to our other financial instruments as below:

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

We estimated that as of December 31, 2020 and 2019, a 10% appreciation in RMB against the U.S. dollar would have resulted in a decrease of $90,174 and $95,060 to our financial liabilities denominated in RMB and would have resulted in a corresponding decrease in our consolidated comprehensive loss, respectively. As of December 31, 2020 and 2019, our financial assets denominated in RMB were material and therefore may be subject to material market fluctuation.

Item 12.	Description of Securities Other than Equity Securities

We do not have securities other than equity securities issued and outstanding. We do not have any American Depositary Shares.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)	Evaluation of Disclosure Controls and Procedures.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Exchange Act in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(b)	Management’s annual report on internal control over financial reporting.

Based on its assessment, our management concluded that as of December 31, 2020, our disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act.

In preparing our consolidated financial statements for the years ended December 31, 2019 and December 31, 2020, our management identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2020. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2020.

This annual report does not include an attestation report of the Company’s Independent Registered Public Accounting Firm as we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2020.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

JLKZ CPA LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2020, 2019 and 2018. Audit services provided by JLKZ CPA LLP for fiscal years ended December 31, 2020, 2019 and 2018 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

JLKZ CPA LLP’s fee for the annual audit of our financial statements for the fiscal year ended December 31, 2020 and 2019 were $90,000 and $100,000, respectively.

Audit-Related Fees

The Company has not paid JLKZ CPA LLP for audit-related services for the fiscal year ended December 31, 2020 and 2019.

Tax Fees

The Company has not paid JLKZ CPA LLP for tax services for the fiscal year ended December 31, 2020 and 2019.

All Other Fees

The Company has not paid JLKZ CPA LLP for any other services in fiscal year ended December 31, 2020 and 2019.

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

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2020.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

See “Item 6. Directors, Senior Management and Employees – A. Directors and Management – Board Committees.”

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of AGM Group Holdings Inc., filed as exhibit 3.2 to the Form F-1 filed on May 15, 2017 and incorporate by reference herein

4.1*	English translation of Employment Agreement with Wenjie Tang

4.2	English translation of Employment Agreement with Zhihe Yang, filed as exhibit 10.2 to the Form 6-K filed on October 16, 2020 and incorporate by reference herein

4.3*	English translation of Employment Agreement with Yufeng Mi

4.4*	English translation of Employment Agreement with Bin Cao

4.5*	English translation of Employment Agreement with Yafang Wang

4.6	English translation of Agreement with Jialin Liu, filed as exhibit 10.14 to the Form F-1 filed on September 28, 2017 and incorporate by reference herein

4.7	English translation of Agreement with Tingfu Xie, filed as exhibit 10.15 to the Form F-1 filed on September 28, 2017 and incorporate by reference herein

4.8	English translation of Agreement with Fangjie Wang, filed as exhibit 10.2 to the Form 6-K filed on January 9, 2019 and incorporate by reference herein

4.9	English translation of Equity Transfer Agreement with Yushu Kingo City Real Estate Development Co., Ltd. Dated January 16, 2020, filed as exhibit 10.1 to the Form 6-K filed on January 22, 2020 and incorporate by reference herein

4.10	Share Purchase Agreement, dated December 14, 2020, filed as exhibit 10.1 to the Form 6-K filed on December 31, 2020 and incorporate by reference herein

4.11	Promissory Note, dated December 14, 2020, filed as exhibit 10.2 to the Form 6-K filed on December 31, 2020 and incorporate by reference herein

4.12	English translation of Equity Transfer Agreement with Yushu Kingo City Real Estate Development Co., Ltd. Dated April 6, 2021, filed as exhibit 10.1 to the Form 6-K filed on April 9, 2021 and incorporate by reference herein

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics, filed as exhibit 14.1 to the Form F-1 filed on September 19, 2017 and incorporate by reference herein

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGM GROUP HOLDINGS INC.

By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer (Principal Executive Officer)

Date: April 22, 2021

AGM GROUP HOLDINGS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of
AGM Group Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AGM Group Holdings, Inc. and subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The Critical Audit Matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ JLKZ CPA LLP

JLKZ CPA LLP

Flushing, New York

April 22, 2021

We have served as the Company’s auditor since February 2019.

AGM GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019

ASSETS
Cash and cash equivalents	$664,605	$1,462,590
Prepaid expenses and other current assets	5,420,916	5,121,450
Assets of discontinued operations - current	-	721,277
Total current assets	6,085,521	7,305,317
Property and equipment, net	19,320	49,006
Intangible assets, net	10,113	11,593
Assets of discontinued operations - non-current	-	7,148,097
Total assets	$6,114,954	$14,514,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$4,974	$3,209
Accrued expenses and other payables	1,819,544	1,749,161
Due to related parties	597,826	609,180
Liabilities of discontinued operations	-	301,338
Total current liabilities	2,422,344	2,662,888
Total liabilities	2,422,344	2,662,888

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 21,356,290 and 21,791,055 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	21,356	21,791
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 7,100,000 and 7,100,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	7,100	7,100
Additional paid-in capital	8,368,266	15,299,930
Retained earnings	(4,947,815)	(3,876,167)
Accumulated other comprehensive income	243,704	398,471
Total shareholders’ equity	3,692,610	11,851,125
Total liabilities and shareholders’ equity	$6,114,954	$14,514,013

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2020	2019	2018

Revenues
Revenues	$53,305	$330,000	$3,871,812
Revenues - related parties		-	1,240,708
Total Revenues	53,305	330,000	5,112,520
Cost of Revenues
Cost of revenues	38,534	43,056	1,653,028
Total cost of revenues	38,534	43,056	1,653,028

Gross profit	14,771	286,944	3,459,492

Operating expenses
Selling, general & administrative expenses	964,470	1,369,701	3,876,872
Research and development expenses	63,450	127,117	1,028,249
Bad debt expenses	-	-	923,217
Total operating expenses	1,027,920	1,496,818	5,828,338

Loss from operations	(1,013,149)	(1,209,874)	(2,368,846)

Other income (expenses)
Other income	1,687	118,709	534,246
Other expense	(9,343)	(363,815)	(511,908)
Gain (loss) on equity method investment	-	33,684	(35,174)
Total other expense	(7,656)	(211,422)	(12,836)

Loss from continuing operation before provision of income taxes	(1,020,804)	(1,421,296)	(2,381,682)
Provision for income taxes expenses	(76,343)	(64,615)	595,421

Net loss from continuing operation	(1,097,148)	(1,485,911)	(1,786,261)

Discontinued operation
Loss from discontinued operation, net of income tax	(322,490)	(76,944)	(11,698,538)
Gain from disposal	347,990	-	5,072,068
Gain (loss) from discontinued operation, net of income tax	25,500	(76,944)	(6,626,470)

Net loss	$(1,071,648)	$(1,562,855)	$(8,412,731)

Comprehensive loss
Net loss	$(1,071,648)	$(1,562,855)	$(8,412,731)
Other comprehensive income
Foreign currency translation adjustment	(154,767)	95,060	284,923
Total comprehensive loss	$(1,226,415)	$(1,467,795)	$(8,127,808)

(Loss) earnings per common share
Continuing operations - Basic and Diluted	$(0.05)	$(0.07)	$(0.09)
Discontinued operations - Basic and Diluted	0.00	(0.00)	(0.31)
Net loss per common share - basic and diluted	$(0.05)	$(0.07)	$(0.40)

Weighted average Class A ordinary shares outstanding, basic and diluted	21,787,892	21,298,540	20,951,074

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Class A Ordinary Share	Class B Ordinary Share	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2017	20,010,000	11,900,000	$20,010	$11,900	$1,968,100	$6,099,419	$18,488	$8,117,917
Net loss						(8,412,731)		(8,412,731)
Issuance of common stock for cash	1,306,055		1,306		5,727,505			5,728,811
Foreign currency translation adjustment							284,923	284,923
Balance, December 31, 2018	21,316,055	11,900,000	$21,316	$11,900	$7,695,605	$(2,313,312)	$303,411	$5,718,920
Net loss						(1,562,855)		(1,562,855)
Issuance of common shares for acquisition equities of Anyi	475,000		475		7,599,525			7,600,000
Cancelled shareholders’ common stocks		(4,800,000)		(4,800)	4,800			-
Foreign currency translation adjustment							95,060	95,060
Balance, December 31, 2019	21,791,055	7,100,000	$21,791	$7,100	$15,299,930	$(3,876,167)	$398,471	$11,851,125
Net loss						(1,071,648)		(1,071,648)
Issuance of common shares	40,235		40		667,861			667,901
Cancelled shareholders’ common stocks	(475,000)		(475)		(7,599,525)			(7,600,000)
Foreign currency translation adjustment							(154,767)	(154,767)
Balance, December 31, 2020	21,356,290	7,100,000	$21,356	$7,100	$8,368,266	$(4,947,815)	$243,704	$3,692,610

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2020		2019	2018
Cash flows from operating activities
Net loss		$(1,071,648)	$(1,562,855)	$(8,412,730)
Net gain (loss) from discontinued operations, net of tax		25,500	(76,944)	(6,626,470)
Net loss from continuing operations		(1,097,148)	(1,485,911)	(1,786,261)

Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization		33,437	50,273	382,680
Allowance for doubtful accounts		-	-	(450,000)
Gain on equity method investment		-	(33,684)	923,217
Gain from disposal of subsidiary		(347,990)	-	35,174
Changes in operating assets and liabilities:
Accounts receivable		-	-	411,070
Accounts receivable - related parties		-	-	168,937
Prepaid expense and other current assets		103,145	347,763	(1,065,753)
Accounts payable		1,763	(76,441)	66,687
Accrued expenses and other payables		(48,537)	1,042,072	(761,037)
Income tax payable		-	(4,998)	-
Net used in by operating activities from continuing operations		(1,355,330)	(160,926)	(2,075,286)
Net cash used in by operating activities from discontinued operations		(296,692)	(35,467)	(757,948)
Net cash used in by operating activities		(1,652,022)	(196,393)	(2,833,234)

Cash flows from investing activities
Purchase of property and equipment		(810)	(700)	(57,506)
Process from sale of equity investment		-	361,933	-
Acquisition of investment		-	-	(377,952)
Acquisition of subsidiaries		-	(400,000)	-
Advance deposit for intent acquisition		-	(4,937,664)	-
Net cash used in investing activities from continuing operations		(810)	(4,976,431)	(435,458)
Net cash used in investing activities from discontinued operations		(385)	(33,956)	-
Net cash used in investing activities		(1,195)	(5,010,387)	(435,458)

Cash flows from financing activities
Proceeds from issuance of ordinary shares		667,901	-	5,728,811
Proceeds from related parties		125,212	6,823	9,293,654
Repayments to related parties		(594,887)	(587,120)	(8,959,411)
Net cash provided by (used in) financing activities from continuing operations		198,226	(580,297)	6,063,054
Net cash used in financing activities from discontinued operations		(86,348)	53,968	-
Net cash provided by (used in) financing activities		111,878	(526,329)	6,063,054

Effect of exchange rate changes on cash and cash equivalents		129,376	(55,667)	442,591
Net change in cash and cash equivalents		(1,411,964)	(5,788,776)	3,236,953
Cash and cash equivalents, beginning of the year		2,076,569	7,865,345	4,628,392
Cash and cash equivalents, end of the year		664,605	2,076,569	7,865,345
Less cash and cash equivalents of discontinued operations–end of period		-	613,979	-
Cash and cash equivalents of continuing operations–end of period		$664,605	$1,462,590	$7,865,345

Supplemental cash flow information
Interest paid		$-	$-	$-
Income taxes paid		$-	$6,400	$-

Non-cash investing and financing activities
Common stock issued on acquisition	$		$7,600,000	$-
Cancelled common stocks issued		$7,600,000	$4,800	$-
Expense paid by related party		$-	$61,864	$419,645

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

On October 13, 2015, AGM HK incorporated a Chinese limited liability subsidiary, AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly known as Shenzhen AnGaoMeng Financial Technology Service Co., Ltd., for the purpose of being a holding company for the equity interests in China. On October 19, 2020, AGM Holdings also incorporated a wholly owned subsidiary, AGM Tianjin International Financial Leasing Co. Ltd. (“AGM Leasing”) was in China under the laws of PRC.

On November 13, 2015 and September 28, 2016, AGM Tianjin incorporated two wholly owned Chinese limited liability subsidiaries, Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”), and Nanjing Xingaomeng Software Technology Co., Ltd. (AGM Nanjing”), respectively. AGM Nanjing was dissolved under the law of China on May 19, 2020.

On June 14, 2017, AGM Software Service LTD (“AGM Software”) was incorporated under the laws of BVI. AGM Software is a wholly-owned subsidiary of AGM Holdings and its principal activity will be assisting AGM HK in providing our core technology services to customers.

On July 26, 2019, AGM Holdings acquired 100% of Anyi Network Inc. (“Anyi Network”) and its subsidiaries. Anyi Network was incorporated on September 29, 2017 under the laws of the Cayman Islands. Anyi Network and its subsidiaries (“Anyi”) provide information accounting software technology and services for small and medium enterprises in China. See more on Note 4.

On December 14, 2020, AGM Holdings sold all the equity interest of Anyi Network by entering into a share purchase agreement with certain buyers, pursuant to which the Company sold to the buyers 100% equity interest in Anyi Network in exchange for a total consideration of $8,000,000, payable in the form of canceling 475,000 ordinary shares of AGM Holdings held by the buyers, valued at $16.00 per share, and payment of $400,000 in cash. The disposition of Anyi Network includes the disposition of the subsidiaries of Anyi Network. See more on Note 5.

AGM Holdings’ subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
AGM Technology Limited (“AGM HK”)	May 21, 2015	Hong Kong	100%	Online trading service
AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly Shenzhen AnGaoMeng Financial Technology Service Co., Ltd.	October 13, 2015	China	100%	Holding entity
Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”)	November 13, 2015	China	100%	Software development and provider
Nanjing Xingaomeng Software Technology Co., Ltd. (AGM Nanjing”)	September 28, 2016	China	100%	Software development and provider
AGM Software Service LTD (“AGM Software”)	June 14, 2017	BVI	100%	Core technology service provider
*Anyi Network Inc. (“Anyi Network”)	September 29, 2017	Cayman	100%	Software development and provider
*Anyi Technology Limited (“Anyi Technology”)	October 23, 2017	Hong Kong	100%	Product marketing hub
*Jiangsu AnyiWang Network Technology Co., Ltd. (“Jiangsu AnYiWang”)	November 13, 2017	China	100%	Software development and provider
*Beijing AnyiWang Technology Co., Ltd. (“Beijing AnYiWang”)	January 2, 2018	China	100%	Software development and provider
*Changzhou AnyiWang Network Technology Co., Ltd. (“Changzhou AnYiWang”)	November 27, 2017	China	100%	Software development and provider
*Lianyungang AnyiWang Software Co., Ltd. (“Lianyungang AnYiWang”)	November 20, 2017	China	100%	Software development and provider
*Tongshan Naquan Technology Service Co., Ltd. (“Tongshan Naquan”)	May 3, 2018	China	100%	Software development and provider
*Hubei AnYiWang Network Technology Co., Ltd. (“Hubei AnYiWang”)	March 8, 2018	China	100%	Software development and provider

* Anyi Network and its subsidiaries were disposed as of December 31, 2020 and are classified as discontinued operations retrospectively.

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

Note 2 - SUMMARY OF SIGNIFICANT POLICIES

Basis of Presentation

The Company’s year-end is December 31; as such the year ended December 31, 2020 is referred to as “fiscal 2020”, the year ended December 31, 2019 is referred to as “fiscal 2019”, and the year ended December 31, 2018 is referred to as “fiscal 2018”.

The accompanying consolidated financial statements are in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the U.S. Securities and Exchange Commission (“SEC”) rules. The Company included all adjustments that are necessary for the fair presentation of our financial position, results of operations, and cash flows for the periods presented. This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in China (“China GAAP”), the accounting standards used in the places of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company to present them in conformity with U.S. GAAP.

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

The consolidated balance sheet balances, with the exception of equity at December 31, 2020, 2019 and 2018 were translated at RMB6.5378, RMB6.9630 and RMB6.8764 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the year ended December 31, 2020, 2019 and 2018 were RMB6.9003, RMB6.9074 and RMB6.6146 to $1.00, respectively.

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

Cash and cash equivalents

Cash and cash equivalents are financial assets that are either cash or highly liquid investments with an original maturity term of 90 days or less. At December 31, 2020, the Company’s cash equivalents primarily consist cash in various financial institutions.

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

Management believes that the accounts receivable are fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its accounts receivable at December 31, 2020 and 2019. The Company historically has not experienced uncollectible accounts from customers granted with credit sales.

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

The Company is a software developer, engaging in the development and sale of enterprise application software, including accounting software and ERP software, and the software-related after-sales services in China. Its mission is to provide easy-to use and effective solutions to minimize error, comply with the increasing regulatory complexity, accommodate transactions volumes of businesses of various sizes, and thus streamlining their accounting and finance operations.

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

During the fiscal years ended December 31, 2020 and 2019, the Company derives revenue from the sale of the following three items:

(1)	Retail Software Products

The Company’s packaged software products consist of accounting software, fintech software, trading education software and other online-based management products. Each packaged software product includes a perpetual software license and a one-year technical support plan. Revenue is recognized at a point in time upon the delivery of the perpetual license, and in a period of time throughout the effective period for the technical support plan, which generally is recognized over twelve months period. However, we did not record this revenue stream on our total revenue in fiscal 2020, 2019 and 2018 since we discontinued business related to these products. We are continuing to develop retail software products for different industries.

(2)	Technical Support Plans

The Company sells our technical support plan either as a package with our sale of software products or separately on its own. Each technical support plan has a unified effective period of one year. Revenue is recognized in a period of time throughout the effective period for the technical support plan, generally is recognized over twelve months period.

(3)	Software Customization Services

The Company delivers its software customization services by developing customized features on software products to suit customers’ special needs. Upon receiving the purchase request from the customers, the Company designs, develops, tests, and implements the specified features to our software products. The Company also includes a one-year technical support plan specifically for the developed feature(s).

Customers are able to request and purchase the service together with a purchase of our software product, or separately if the customer has our software products in-use. Revenue is recognized at a point in time upon customers’ acceptance of the feature(s), and revenue for the technical support plan is recognized over its service term, which generally is for twelve months period.

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

Research and Development Expenses

Research and development costs are expensed as incurred. The costs primarily consist of the wage expenses incurred to continuously improve and upgrade the Company’s services. Research and development expenses of the years ended December 31, 2020, 2019 and 2018 were $63,450, $127,117 and $1,028,249, respectively.

Income Taxes

The Company is governed by the Income Tax Law of China, Inland Revenue Ordinance of Hong Kong and the U.S. Internal Revenue Code of 1986, as amended. The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

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

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2020, 2019 and 2018, the Company had uncertain tax positions accrued, and will continue to evaluate for uncertain positions in the future.

Value Added Tax

The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of software service provided. The Company reports revenue net of China’s VAT for all the periods presented in the accompanying consolidated statements of operations.

Comprehensive Income

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income include net income and foreign currency translation adjustments. For the years ended December 31, 2020, 2019 and 2018, the only component of accumulated other comprehensive income was foreign currency translation adjustments.

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

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

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

The consolidated financial statements for the year ended December 31, 2019 including the operations of Anyi from the Acquisition Date through December 31, 2019. The Company recognized goodwill in the amount of $7,121,712 which represents the amount of total consideration transferred in excess of the fair value assigned to identifiable assets acquired and liabilities assumed in a business acquisition at the Acquisition Date. The Company recorded no value of goodwill as of December 31, 2020 as the Company sold 100% equity interest in Anyi Newtork in December 2020 disclosed in Note 5.

Note 5 - DISCONTINUED OPERATIONS AND DISPOSITION

On December 14, 2020, the Company entered into a share purchase agreement (the “Agreement”) with Haiyan Huang, Feng Zhi and Yinglu Gao (the “Buyers”), pursuant to which the Company agreed to sell to the Buyers 100% equity interest in Anyi Network including its subsidiaries, in exchange for a total consideration of $8,000,000, payable in the form of canceling 475,000 ordinary shares of the Company held by the Buyers, valued at $16.00 per share, and payment of $400,000 in cash (the “Cash Consideration”). The Buyers are former shareholders of Anyi Network. and there is no affiliation between the Buyers and the Company. The Buyers entered into a promissory note (the “Promissory Note”), pursuant to which the Buyers agreed to pay the Cash Consideration to the Company on or prior to June 30, 2021. The promissory note is not secured and bears no interest.

On December 14, 2020, the AGM Shares were duly cancelled pursuant to the Agreement. On December 20, 2020, the Buyers amended the register of members of Anyi Network Inc. with the Cayman Islands corporate registry.

On September 5, 2018, the Company sold 90% equity of wholly owned subsidiary AGM Holdings incorporated AGM Group Ltd (“AGM Belize”) to Mr. Zhentao Jiang (the “Buyer”), a related party, at a sales price of $450,000 (the “Transfer Price”). Pursuant to an equity transfer agreement, the Buyer shall pay the Transfer Price in available cash to the seller’s designated bank account. A 20% initial payment shall be paid by the Buyer within five working days upon the signing of the equity transfer agreement. A 30% shall be paid by the Buyer after the completion of legal and financial due diligence, and the remaining 50% shall be paid after the approval by The International Business Company Registry of Belize.

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

Pursuant to ASC Topic 205-20, Presentation of Financial Statements - Discontinued Operations, the results of operations for the years ended December 31, 2020, 2019 and 2018 from Anyi Network and AGM Belize have been classified to loss from discontinued operations line on the accompanying consolidated statements of operations and comprehensive loss presented herein. The assets and liabilities also have been classified as discontinued operations in the Company’s consolidated financial statements as of December 31, 2020, 2019 and 2018.

The carrying amount of the major classes of assets and liabilities of discontinued operation as of December 31, 2020 and 2019 consist of the following:

	December 31, 2020	December 31, 2019
Assets of discontinued operation:
Current assets:
Cash and cash equivalents	$-	$613,980
Accounts receivables	-	66,535
Prepaid expenses and other current assets	-	40,762
Current assets of discontinued operation	-	721,277
Assets of discontinued operation – non-current	-	7,148,097
Total assets of discontinued operation	$-	$7,869,374

Liabilities of discontinued operation:
Current liabilities:
Accounts payable	$-	$59
Accrued expenses and other payables	-	118,090
Advanced from customers	-	67,484
Due to related parties	-	115,705
Total liabilities of discontinued operation	$-	$301,338

The summarized operating result of discontinued operations included in the Company’s consolidated statements of operations consist of the following:

	Years Ended December 31,
	2020	2019	2018
Revenues	$237,431	$379,630	$486,244
Cost of revenues	160,810	199,888	400,513
Gross profit	76,621	179,742	85,732
Operating expenses	412,686	196,060	(11,844,769)
Other income (expenses), net	(45,125)	(2,240)	60,499
Loss before income tax	(381,190)	(18,558)	(11,698,538)
Income tax expense	767	58,386	-
Loss from discontinued operations	(322,490)	(76,944)	(11,698,538)
Gain from disposal, net of tax	347,990	-	5,072,068
Total gain (loss) from discontinued operations, net of income taxes	$25,500	$(76,944)	$(6,626,470)

The Company realized a gain of $347,990 from the disposal of 100% equity of Anyi Network including its subsidiaries, offset by loss from discontinued operations of $322,490 in the year ended December 31, 2020. As the result, total gain from discontinued operation for the year ended December 31, 2020 amounted $25,500. The Company reclassified Anyi Network and its subsidiaries as discontinued operation and recorded a loss of $76,944 from discontinued operation in the year ended December 31, 2019.

On November 20, 2019, AGM Trade Global PTY LTD (“AGM Australia”), a wholly owned subsidiary incorporated on July 25, 2017, was dissolved under the law of Australia. As the result, AGM Australia had ceased business activities, no gain or loss was realized for the year ended December 31, 2019.

On October 8, 2019, AGM Holdings transferred its 100% ownership of AGMClub Service Limited (“AGMClub”), a Hong Kong company incorporated on August 14, 2017, for total considerations of $971. As the result, the Company realized loss of $319 for the year ended December 31, 2019 and recognized no gain or loss on the disposal.

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

The Company decided to discontinue AGM Belize’s operation and recognized impairment loss on intangible assets of $2,711,535 in fiscal 2018. The Company realized a gain of $450,000 from the disposal of 90% equity of AGM Belize with an investment cost basis of $0. The Company also realized a gain of $4,172,068 resulted from 90% of liabilities being assumed by the acquirer pursuant to the equity transfer agreement. Together, the Company recognized a total gain on disposal of operation of $5,072,068 for the year ended December 31, 2018 and recognized the remaining 10% equity in AGM Belize under cost method investment.

Note 6 - Prepaid expenseS and OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of prepaid expenses, other receivables, and deposits. Prepaid expenses principally include rent prepayments and prepaid expenses. Deposits principally include license deposit and rent deposits.

As of December 31, 2020 and 2019 prepaid expenses and other current assets consisted of the following:

	December 31, 2020	December 31, 2019
Prepaid expenses	$54,466	$2,761
Note receivable (1)	400,000	-
Advance deposit for intent acquisition (2)	4,937,664	4,937,664
Deposits and others	28,786	181,025
Total prepaid expenses and other current assets	$5,420,916	$5,121,450

(1)	While the Company entered into the purchase Agreement with the Buyers to sell 100% equity interest in Anyi Network including its subsidiaries, the Company entered into a Promissory Note, pursuant to which the Buyers agreed to pay the Cash Consideration of $400,000 to the Company on or prior to June 30, 2021. The promissory note is not secured and bears no interest.

(2)	The Company entered into a letter of intent of equity acquisition with Yushu Kingo City Real Estate Development Co., Ltd. on February 26, 2019, and made advance payments upon execution of a letter of intent for completion of due diligence of $4,937,664.

The Company wrote-off other receivables in the amount of $nil and $16,856 for the years ended December 31, 2020 and 2019, respectively. Other receivables prior to dissolutions for AGMClub and AGM Global were $319 and $16,537 in fiscal 2019, respectively.

Note 7 - INVESTMENTS

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

Note 8 - PROPERTY AND EQUIPMENT, NET

As of December 31, 2020 and 2019, property and equipment, net consisted of the following:

	December 31, 2020	December 31, 2019
Electronic equipment	$163,891	$172,969
Office equipment	14,034	15,050
Total property and equipment	177,925	188,019
Less: accumulated depreciation	(158,605)	(139,013)
Total property and equipment, net from continuing operations	$19,320	$49,006
Total property and equipment, net from discontinued operations	$-	$26,385

Depreciation expenses for the fiscal years ended December 31, 2020, 2019 and 2018 were $31,957, $48,793 and $53,697, respectively. There was no impairment recorded for these property and equipment for the years ended December 31, 2020, 2019 and 2018.

Note 9 – INTANGIBLE ASSETS, NET

As of December 31, 2020 and 2019, intangible assets, net consisted of the following:

	December 31, 2020	December 31, 2019
AGM domain names	$14,800	14,800
Total intangible assets	14,800	14,800
Less: accumulated amortization	(4,687)	(3,207)
Total intangible assets, net from continuing operations	10,113	11,593
Total intangible assets, net from discontinued operations	$-	$-

For the fiscal years ended December 31, 2020, 2019 and 2018, amortization expenses amounted to $1,480, $1,480 and $328,983, respectively.

Note 10 - RELATED PARTY TRANSACTIONS

Related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Zhentao Jiang	Former Director and principal shareholder
Wenjie Tang	Chief Executive Officer (“CEO”), Director, and shareholder
Bin Cao	Chairman of the Board
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
Bin Liu	Former Chief Risk Officer (“CRO”)
Guofu Zhang	Former Chief Financial Officer (“CFO”)
Chengchun Zhang	Former Chief Operational Officer (“COO”) and principal shareholder
IIG Ltd.	Company under common control of Zhentao Jiang, dissolved in November 2019
Firebull Holdings Limited	Company under common control of Wenjie Tang and Bin Cao
Nanjing Yunxinhe Software Technology Co., Ltd.	Company formerly controlled by Zhentao Jiang, dissolved in April 2020
Beijing Maiteke Technology Co., Ltd.	Company where Wenjie Tang assumed a key management position
Northnew Management Limited	Company under common control of Zhentao Jiang prior to June 2020

i) Revenues from related party and accounts receivable from related party

The Company had no revenues from related parties during the years ended December 31, 2020 and 2019. The Company provides technical support service to IIG Ltd. and generated related party revenues from IIG Ltd. in the amount of $1,240,708 in the year ended December 31, 2018.

(ii) Acquisition and Dissolution of AGM Global Asset Management Ltd.

On May 25, 2018, the Company purchased AGM Global Asset Management Ltd from a third-party entity which was owned by two related parties, Mr. Wenjie Tang and Mr. Yufeng Mi.

On August 15, 2019, AGM Global Asset Management Ltd was dissolved and the Company recognized a loss in the amount of $16,537 for the year ended.

(iii) Due to (from) related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of December 31, 2020 and 2019, due to related parties consisted the following:

	December 31, 2020	December 31, 2019
Zhentao Jiang	$712,485	$607,349
Wenjie Tang	(116,610)	-
Guofu Zhang	-	1,831
Yufeng Mi	1,951	-
Total	$597,826	$609,180

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses paid by related parties on behalf of the Company. These amounts are interest free, unsecured and repayable on demand.

For the years ended December 31, 2020 and 2019, related parties paid operating expenses on behalf of the Company of $0 and $61,864, respectively.

From time to time, the Company borrowed $125,212, $6,823 and $8,581,150 from related parties in the years ended December 31, 2020, 2019 and 2018, respectively, and repaid $594,887, $587,120 and $6,837,611 in the years ended December 31, 2020, 2019 and 2018, respectively.

Note 11 - SEGMENT INFORMATION

The Company disaggregated its revenues into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Company derives revenue from the sale of the following two items: (1) packaged software products; (2) technical support plans; and (3) software customization services.

All of the Company’s long-lived assets are located in China. The Company and its subsidiaries do not have long-lived assets in the United States for the reporting periods.

Revenues from products and services, and gross profit are as follows:

	For the Years Ended December 31,
	2020	2019	2018
Segment revenue:
Technical support plans	$53,305	$83,731	$5,112,520
Software customization services	-	246,269	-
Total revenue from continuing operations	53,305	330,000	5,112,520
Total revenue from discontinued operations	$-	$379,630	$-

Gross profit	$14,771	$286,944	$3,459,492

Note 12 - INCOME TAX

British Virgin Islands (“BVI”)

Under the tax laws of BVI, AGM Holdings and AGM Software are not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the tax laws of Hong Kong, Anyi Technology, AGM HK and AGMClub are subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong or 8.25% if the net profit under $2,000,000 for 2019 and beyond, and allowed to offset their future tax taxable income with taxable operating losses with carried forward indefinitely.

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

China

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law (“the China EIT Law”), which was effective as of January 1, 2008. Companies incorporated in China are allowed to offset future tax taxable income with taxable operating losses carried forward in a 5-year period.

The China EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in China be treated as a resident enterprise for PRC tax purpose and consequently be subject to China income tax at the rate of 25% for its worldwide income. The Implementing Rules of the China EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” On April 22, 2009, China State Administration of Taxation further issued a notice entitled “Notice regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their place of Effective Management.” Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations mainly function in China; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in China; (iii) its major assets, accounting books, company sales, minutes and files of board meetings and shareholders’ meetings are located or kept in China; and (iv) more than half of the directors or senior management personnel with voting rights reside in China. Based on a review of surrounding facts and circumstances, the Company believe that there is an uncertain tax position as to whether its operations outside of China will be considered a resident enterprise for PRC tax purposes due to limited guidance and implementation history of the China EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25%. The Company has evaluated this uncertain tax position and recorded a tax liability on the Consolidated Balance Sheet.

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

AGM Beijing and AGM Tianjin incurred net loss for the year ended December 31, 2020, AGM Beijing, AGM Tianjin, AGM Nanjing, Beijing AnYiWang, and Tongshan Nanquan incurred net loss for the year ended December 31, 2019, and AGM Beijing and AGM Tianjin incurred net loss for the year ended December 31, 2018.

The provision for income taxes consisted of the following:

	For the Years Ended December 31,
	2020	2019	2018
Current	$(76,343)	$(123,001)	$595,421
Deferred	-	-	-
Less from discontinued operations	$-	$(58,386)	$-
Total from continuing operations	$(76,343)	$(64,615)	$595,421

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2020	2019	2018
HK statutory income tax rate	16.5%	16.5%	16.5%
Valuation allowance recognized with respect to the loss in the HK company	(16.5)%	(16.5)%	(16.5)%
UK statutory income tax rate	-	19.0%	19.0%
Valuation allowance recognized with respect to the loss in the UK company	-	(19.0)%	(19.0)%
Australian statutory income tax rate	-	27.5%	27.5%
Valuation allowance recognized with respect to the loss in the Australian company	-	(27.5)%	(27.5)%
PRC statutory income tax rate	25.0%	25.0%	25.0%
Uncertain tax position	25.0%	25.0%	25.0%
Changes in valuation allowance for deferred tax asset	(25.0)%	(25.0)%	(25.0)%
Total tax rate	25%	25%	25%

The Management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would not be realizable and this evidence outweighed the expectations that the Company would generate future taxable income. As such, deferred tax assets arise from net operating losses are subject to full valuation allowance for the year ended December 31, 2020. The valuation allowance of $34,922 and $236,963 was recorded as of December 31, 2020 and 2019.

The summary of cumulative net operating losses carried forward for the Company’s subsidiaries in different regions is as follows:

	For the Years Ended December 31,			Expiration Beginning in the
	2020	2019	2018	Year
PRC Region	$445,060	$424,478	$5,940,924	2021
HK Region	45,090	338,255	340,902	Indefinitely
UK Region	-	-	1,102	2020
Australia Region	-	-	53,063	Indefinitely
Less from discontinued operation of PRC	$-	$(127,171)	$-
Total cumulative net operating loss carry-forward from continuing operation	$490,150	$639,562	$6,335,990

Components of the Company’s net deferred tax assets are set forth below:

	December 31,	December 31,	December 31,
	2020	2019	2018
Deferred tax assets:
Net operating loss carry-forwards	$111,265	$236,963	$1,556,422
Total of deferred tax assets	111,265	236,963	1,556,422
Less: valuation allowance	(111,265)	(236,963)	(1,556,422)
Net deferred assets	$-	$-	$-

Accounting for Uncertainty in Income Taxes

The Company and certain subsidiaries are established in various foreign countries with significant operations located in China. The Company might not be subject to PRC income tax and did not pay any income tax to PRC however it is uncertain as to whether China tax authority may take different views about the Company’s tax positions which may lead to additional tax liabilities.

The tax authority of China Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in China after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether China tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the company’s tax position and recognized liabilities for uncertain tax positions for the years ended December 31, 2020, 2019 and 2018, and the period from inception (April 27, 2015) to December 31, 2015. This liability is included in Accrued expenses and other current liabilities on the Consolidated Balance Sheets.

The activity of the unrecognized tax benefits related to the Company’s uncertain tax positions is summarized as follows:

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Gross beginning balance	$1,562,330	$1,483,745	$2,079,166
Gross increase to tax positions in the current period	76,343	123,001	(595,421)
Gross increase to tax position in the prior period	-	-	-
Gross decrease to tax position in the prior period	-	-	-
Lapse of statute limitations	-	-	-
Less from discontinued operations	$-	$(44,416)	$-
Gross ending balance from continuing operations	$1,638,673	$1,562,330	$1,483,745

There were no interests and penalties in relation to the Company uncertain tax positions for the fiscal years ended December 31, 2020, 2019 and 2018.

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

Lease Commitments

On April 15, 2016, the Company entered into a lease agreement with Yu Wang to lease a 187 square-meter office space, located at Room 2112, East Tower, VanPalace, No.1 Jinghua South Street, Chaoyang District, Beijing City, China. The lease starts from April 15, 2016 with a term of one year. According to the agreement, the rent is RMB25,000 (approximately $4,000) per month. On April 15, 2017, April 14, 2018, April 4, 2019 and April 4, 2020, this lease agreement was renewed to extend the term for one-year term with no change in rent charge, respectively.

On November 15, 2016, the Company entered into a lease agreement with Gang Liu to lease a 186 square meters office space, located at Room 2111, East Tower, VanPalace, No.1 Jinghua South Street, Chaoyang District, Beijing City, China. The lease starts from December 5, 2016 with a term of six months ended on June 4, 2017. According to the agreement, the rent is RMB27,500 (approximately $4,000) per month. On May 10, 2017, May 10, 2018 and June 1, 2019, the Company renewed this lease agreement to extend the term for one year with no change in rent, respectively. On September 3, 2020, the Company renewed this lease agreement to extend the term for six months and rent is RMB25,000 (approximately 4,000).

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

Rent expenses for the years ended December 31, 2020, 2019 and 2018 were $91,043, $173,259 and $447,363, respectively. The Company has future minimum lease obligations as of December 31, 2020 as follows:

Commitment Amount
Year of 2021	$18,116
Year of 2022	-
Year of 2023	-
Year of 2024	-
Year of 2025	-
Thereafter	-
Less: lease commitments on terminations	-
Total	$18,116

Note 14 - STOCKHOLDERS’ EQUITY

On July 26, 2019, the Company entered into Acquisition Agreement with Anyi Network and the shareholders of Anyi. In connection with the Acquisition Agreement, the Company acquired 100% of the equity of Anyi and pay $400,000 in cash and issue an aggregate of 475,000 duly authorized, fully paid and nonassessable Class A ordinary shares of the Company, valued at $16.00 per share to the shareholders of Anyi. On December 14, 2020, the Company cancelled an aggregate of 475,000 ordinary shares of the Company held by Haiyan Huang, Feng Zhi and Yinglu Gao, who purchased back 100% of the equity of Anyi Network, valued at $16.00 per share.

In July 2020, the Company issued an aggregated of 40,235 Class A ordinary shares of the Company to a total of 106 non- affiliate individual investors, valued at 16.00 per share, and the Company received proceeds in a total amount of $667,901.

As of December 31, 2020, 21,356,290 shares of class A ordinary share and 7,100,000 shares of class B ordinary shares were issued and outstanding.

Note 15 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and trade accounts receivable. the Company place our cash with high credit quality financial institutions in Singapore, Hongkong and China. As of December 31, 2020 and 2019, we had $148,747 and $281,319 of cash balance held in China banks, respectively. China banks protect consumers against loss if their bank or thrift institution fails, and each of our bank accounts is insured up to RMB500,000 (approximately $75,000). As a result, cash held in China financial institutions of $69,219 and $74,394 are not insured as of December 31, 2020 and 2019. We have not experienced any losses in such accounts through December 31, 2020. Our cash position by geographic area was as follows:

Country:	December 31, 2020		December 31, 2019
Singapore	$244,646	37%	$644,407	44%
China (Hongkong)	271,212	41%	536,864	37%
China (Mainland)	148,747	22%	281,319	19%
Total cash and cash equivalents	$664,605	100%	$1,462,590	100%

Almost all of our sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, we believe that the concentration of credit risk with respect to trade accounts receivable is limited due to generally short payment terms. We also perform ongoing credit evaluations of our customers to help further reduce potential credit risk.

Customers

For the years ended December 31, 2020 and 2019, customers accounting for 10% or more of the Company’s revenues were as follows:

	For the Years Ended December 31,
Customers	2020	2019
A	100%	75%
B	-	17%

As of December 31, 2020 and 2019, the Company had no receivable balance from customers.

Note 16 - SUBSEQUENT EVENTS

On April 6, 2021, AGM Tianjin and Yushu Kingo entered into a supplement agreement to the equity transfer agreement. Pursuant to the supplement agreement, Yushu Kingo’s shareholders shall return the Advance Payment and pay an additional 10% interest to AGM Tianjin if AGM Tianjin decides not to proceed with the acquisition contemplated by the equity transfer agreement and terminate such agreement on or before October 31, 2021. If Yushu Kingo is unable to make such payment, it will transfer the titles of real properties of Yushu Kingo to AGM Tianjin, valued with a 20% discount to market price. The parties further agreed to conduct a new evaluation of Yushu Kingo’s assets and to enter into supplement agreement based on such evaluation