Form 20-F
period 2021-12-31
AGM GROUP HOLDINGS, INC.
filed 2022-05-17
CIK 1705402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

(Address of principal executive offices)

Wenjie Tang, Chief Executive Officer

+86-010-65020507

wj.tang@agmprime.com

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,254,842 shares of Class A ordinary shares and 2,100,000 shares of Class B ordinary shares issued and outstanding as of December 31, 2021.

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

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “AGM Holdings” refer to:

●	AGM Group Holdings Inc., a British Virgin Islands company limited by shares (“AGM Holdings” when individually referenced);

●	AGM Defi Tech Limited., a Hong Kong SAR limited company (“AGM Defi Tech” when individually referenced) and a wholly-owned subsidiary of AGM Holdings;;

●	AGM Defi Lab Pte Limited, a Singapore company (“AGM Defi Lab” when individually referenced) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Technology Limited, a Hong Kong SAR limited company (“AGM HK” when individually referenced) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Software Service LTD, a British Virgin Islands company limited by shares (“AGM Software” when individually referenced) and a wholly-owned subsidiary of AGM Holdings;

●	Beijing Keen Sense Technology Service Co., Ltd., a company formed under the law of People’s Republic of China and a wholly-owned subsidiary of AGM Defi Tech;

●	AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) (also referred to as 天津安高盟建设发展有限公司 in China), formerly known as AGM Tianjin Construction Development Co., Ltd. (or 深圳安高盟金融科技服务有限公司 in China), a wholly foreign-owned enterprise (“WFOE”) formed under the laws of the People’s Republic of China (the “PRC”) and a wholly-owned subsidiary of AGM HK;

●	Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”) (also referred to as 北京安高盟科技服务有限公司 in China), a PRC company and a wholly-owned subsidiary of AGM Tianjin;

●	Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”), a PRC company and a wholly-owned subsidiary of AGM HK.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The Consolidated Balance Sheets balances, with the exception of equity at December 31, 2021 and 2020, were translated at RMB6.3757 and RMB6.5378 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Income and the Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019 were RMB6.4515, RMB6.9003, and RMB6.9074 to $1.00, respectively.

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

EXPLANATORY NOTE

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Item 3. Key Information – D. Risk Factors” in this annual report beginning on page 2. We provide the following disclosure to help investors better understand our operations in China and the associated risks.

AGM Group Holdings Inc., or AGM, is a holding company incorporated in the British Virgin Islands, or the BVI. As a holding company with no material operations, AGM conducts a substantial majority of its operations through its subsidiaries established in the People’s Republic of China, or the PRC or China. However, neither the holding company nor any of the Company’s Chinese subsidiaries conduct any operations through contractual arrangements with a variable interest entity based in China. Investors in our Class A ordinary shares should be aware that they may never directly hold equity interests in the PRC operating entities, but rather purchasing equity solely in AGM Group Holdings Inc., our BVI holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States. See “Risk Factors – Risks Related to Doing Business in China – Uncertainties with respect to the PRC legal system could adversely affect us” on page 17 of this annual report.

Our equity structure is a direct holding structure. Within our direct holding structure, the cross-border transfer of funds within our corporate entities is legal and compliant with the laws and regulations of the PRC. After the foreign investors’ funds enter AGM, the funds can be directly transferred to the PRC operating companies through its subsidiaries. Specifically, AGM is permitted under the BVI laws to provide funding to our subsidiaries in the PRC, Hong Kong and Singapore through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Each of our subsidiaries in the Hong Kong and Singapore is also permitted under the laws of Hong Kong and Singapore to provide funding to AGM through dividend distribution without restrictions on the amount of the funds.  Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date hereof, there have not been any transfers, dividends or distributions made between the holding company, its subsidiaries, and to investors. Furthermore, as of the date hereof, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. We have also not installed any cash management policies that dictate the amount of such funds and how such funds are transferred. For the foreseeable future, we intend to use the earnings for our business operations and as a result, we do not intend to distribute earnings or pay any cash dividends. See “Transfers of Cash to and from Our Subsidiaries” on page vi of this annual report.

Because our operations are primarily located in the PRC and Hong Kong through our subsidiaries, we are subject to certain legal and operational risks associated with our operations in China, including changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our operations and the value of our Class A ordinary shares, or could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.  We do not believe that our subsidiaries are directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data or implicate cybersecurity. As of the date hereof, no relevant laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission, or the CSRC, or any other PRC governmental authorities for future offerings, nor has our BVI holding company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding previous offerings from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. The Standing Committee of the National People’s Congress, or the SCNPC, or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or any of our subsidiaries to obtain regulatory approval from Chinese authorities before future offerings in the U.S. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental with little advance notice.

Summary of Risk Factors

Investing in our Class A ordinary shares involves significant risks. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully under “Item 3. Key Information—D. Risk Factors” beginning on page 2 of this annual report.

Risks Related to Our Business and Industry

●	Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic (see “Risk Factors – Risks Related to Our Business and Industry – The COVID-19 pandemic has adversely impacted, and poses risks to, our business, the nature and extent of which are highly uncertain and unpredictable” on page 7 of this annual report);

●	We might require additional capital to support business growth (see “Risk Factors – Risks Related to Our Business and Industry – We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all” on page 7 of this annual report);

●	Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers (see “Risk Factors – Risks Related to Our Business and Industry – Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers” on page 9 of this annual report);

●	Our bitcoin mining machine business faces a number of uncertainties in technology, regulations and operations (see “Risk Factors – Risks Related to Our Business and Industry – Significant contributors to the bitcoin network could propose amendments to its protocols and software which, if accepted and authorized, could negatively impact our business and operations” on page 2 of this annual report).

Risks Related to Doing Business in China (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” on page 13 of this annual report)

●	We may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares (see “Risk Factors – We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares” on page 13 of this annual report);

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and the value of our Class A Ordinary Shares (see “Risk Factors –The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and the value of our Class A Ordinary Shares” on page 14 of this annual report);

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China (see “Risk Factors – The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 16 of this annual report);

●	China’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you (see “Risk Factors – Risks Related to Doing Business in China – Uncertainties with respect to the PRC legal system could adversely affect us” on page 17 of this annual report);

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law (see “Risk Factors – Risks Related to Doing Business in China – We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law” on page 20 of this annual report);

●	The regulation of Internet website operators in China is subject to interpretation, and our operation of online trading platform and education programs could be harmed if we are deemed to have violated applicable laws and regulations (see “Risk Factors – Risks Related to Doing Business in China – The regulation of Internet website operators in China is subject to interpretation, and our operation of online trading platform and education programs could be harmed if we are deemed to have violated applicable laws and regulations” on page 21 of this annual report);

●	The recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our Class A ordinary shares (see “Risk Factors – Risks Related to Doing Business in China – The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our Class A ordinary shares” on page 24 of this annual report);

●	The approval of the China Securities Regulatory Commission may be required in connection with future offerings, and, if required, we cannot predict whether we will be able to obtain such approval (see “Risk Factors – Risks Related to Doing Business in China – The approval of the China Securities Regulatory Commission may be required in connection with future offerings, and, if required, we cannot predict whether we will be able to obtain such approval” on page 16 of this annual report);

Risks Related to Our Capital Structure and Class A Ordinary Shares China (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” on page 13 of this annual report)

●	The dual-class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control (see “Risk Factors – Risks Related to Our Capital Structure and Class A Ordinary Shares – The dual-class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control” on page 25 of this annual report);

●	The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if they are dissatisfied with the conduct of our affairs (see “Risk Factors – Risks Related to Our Capital Structure and Class A Ordinary Shares – The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if they are dissatisfied with the conduct of our affairs” on page 25 of this annual report);

●	The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance (see “Risk Factors – Risks Related to Our Capital Structure and Class A Ordinary Shares – The trading price of our Class A Ordinary Shares has been, and is likely to continue to be, volatile; you might not be able to sell your shares at or above the price that you paid for them and we may not be able to stop the decline of our stock price” on page 26 of this annual report);

●	The exercise of the warrants issued on December 14, 2021 may further dilute the Class A ordinary shares and adversely impact the price of our Class A ordinary shares (see “Risk Factors – Risks Related to Our Capital Structure and Class A Ordinary Shares – The exercise of the warrants issued on December 14, 2021 may further dilute the ordinary shares and adversely impact the price of our Class A ordinary shares” on page 28 of this annual report).

v

Legal and Operational Risks of Operating in the PRC

Because our operations are primarily located in the PRC and Hong Kong through our subsidiaries, we are subject to certain legal and operational risks associated with our operations in China, including changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our operations and the value of our Class A ordinary shares, or could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.  We do not believe that our subsidiaries are directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data or implicate cybersecurity. As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission, or the CSRC, or any other PRC governmental authorities for future offerings, nor has our BVI holding company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding previous offerings from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. The Standing Committee of the National People’s Congress, or the SCNPC, or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or any of our subsidiaries to obtain regulatory approval from Chinese authorities before future offerings in the U.S.

For a more detailed discussion, see “Risk Factors – Risks Related to Doing Business in China” beginning on page 13 of this annual report.

Transfers of Cash to and from Our Subsidiaries

AGM Group Holdings Inc. is a holding company with no operations of its own. We conduct our operations in China and Hong Kong primarily through our subsidiaries in China, Hong Kong SAR and Singapore. We may rely on dividends to be paid by our subsidiaries in Singapore, China and Hong Kong SAR to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our equity structure is a direct holding structure. Within our direct holding structure, the cross-border transfer of funds within our corporate entities is legal and compliant with the laws and regulations of the PRC. After the foreign investors’ funds enter AGM, the funds can be directly transferred to the PRC operating companies through its subsidiaries. Specifically, AGM Group Holdings Inc. is permitted under the BVI laws to provide funding to our subsidiaries in Singapore, China and Hong Kong SAR through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. AGM Defi Tech Limited and AGM Technology Limited are also permitted under the laws of Hong Kong to provide funding to AGM Group Holdings Inc. through dividend distribution without restrictions on the amount of the funds.  As of the date hereof, there have not been any transfers, dividends or distributions made between the holding company, its subsidiaries, and to investors.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board of Directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the Board of Directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the BVI Business Companies Act and our bylaws, our Board of Directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from AGM Group Holdings Inc. to AGM Defi Tech Limited and AGM Technology Limited, or from AGM Defi Tech Limited and AGM Technology Limited to AGM Group Holdings Inc. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

Current PRC regulations permit our PRC subsidiaries to pay dividends to AGM Defi Tech Limited and AGM Technology Limited only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Class A ordinary shares.

Cash dividends, if any, on our Class A ordinary shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from our PRC subsidiaries, i.e., Beijing Keen Sense Technology Service Co., Ltd. to AGM Defi Tech Limited, AGM Tianjing Construction Development Co., Ltd. and Nanjing Lucun Semiconductor Co., Ltd. to AGM Technology Limited, and from AGM Defi Tech Limited and AGM Technology Limited to AGM Group Holdings Inc. Certain payments from our PRC subsidiaries in Hong Kong are subject to PRC taxes, including business taxes and VAT. As of the date hereof, our PRC subsidiaries have not made any transfers or distributions. As of the date hereof, no cash or asset transfers have occurred among the Company and its subsidiaries. We do not expect to pay any cash dividends in the foreseeable future. Furthermore, as of the date hereof, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. We have also not installed any cash management policies that dictate the amount of such funds and how such funds are transferred.

Implications of Holding Foreign Company Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the Public Company Accounting Oversight Board (“PCAOB”), for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

Each of JLKZ CPA LLP, the independent registered public accounting firm that issues the audit report for the fiscal years ended December 31, 2020 and 2019 included elsewhere in this annual report, and TPS Thayer LLC, the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2021 included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such auditor’s compliance with the applicable professional standards. JLKZ CPA LLP is headquartered in Flushing, New York, and is subject to inspection by the PCAOB on a regular basis. TPS Thayer LLC is headquartered in Sugar Land, Texas, and is subject to inspection by the PCAOB on a regular basis. Therefore, we believe JLKZ CPA LLP and TPS Thayer LLC are not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to future offerings, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our Class A ordinary shares” on page 22 of this annual report.

PRC Regulatory Permissions

We and our operating subsidiaries currently have received all material permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC, including the business licenses of our operating subsidiaries.

The business license is a permit issued by Administration for Market Regulation that allows the company to conduct specific business within the government’s geographical jurisdiction. Each of our PRC subsidiaries has received its business license. As of the date hereof, except for the business licenses mentioned here, AGM Group Holdings Inc. and our PRC subsidiaries are not required to obtain any other permissions or approvals from any Chinese authorities to operate the business. However, applicable laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license, and permit requirements. If we or our subsidiaries fail to obtain and maintain such approvals, licenses, or permits required for our business, inadvertently conclude that such approval is not required, or respond to changes in the regulatory environment, we or our subsidiaries could be subject to liabilities, penalties, and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our Class A ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC Citizens shall obtain the approval of the China Securities Regulatory Commission prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this annual report, we will not be required to submit an application to the CSRC for its approval of future offerings and the trading of Class A ordinary shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the requirement standard may change when new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules are installed. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date hereof, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“ Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, future offerings could be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “new Cybersecurity Review Measures”) which took effect on February 15, 2022 and replaced the original Cybersecurity Review Measures. Pursuant to the new Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

We believe that neither we nor our subsidiaries are currently required to obtain permission from any of the PRC authorities to operate and issue our Class A ordinary shares to foreign investors, or required to obtain permission or approval from the CSRC, Cyberspace Administration of China (“CAC”) or any other governmental agency. Recently, however, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies, cybersecurity, data privacy protection requirements, and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice. See “The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future” on page 24 of this annual report.

We believe that we will not be subject to the Cybersecurity Review Measures that became effective on February 15, 2022 under the CAC, because we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. We are also not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft.

Moreover, we believe that no relevant laws or regulations in the PRC explicitly requires us to seek approval from the China Securities Regulatory Commission for our overseas listing plan. As of the date of this annual report, we and our PRC subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the China Securities Regulatory Commission or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. The Standing Committee of the National People’s Congress, or the SCNPC, or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or any of our subsidiaries to obtain regulatory approval from Chinese authorities before future offerings in the U.S. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental with little advance notice. For more details, see “Risk Factors – Risks Related to Doing Business in China – The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 14 of this annual report.

As of the date hereof, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Approval	Recipient	Issuing body	Validity
Business License	Beijing Keen Sense Technology Service Co., Ltd.	Beijing Municipal Administration for Market Regulation	October 20, 2051
Business License	AGM Tianjing Construction Development Co., Ltd.	Tianjing Municipal Administration for Market Regulation	October 12, 2065
Business License	Nanjing Lucun Semiconductor Co., Ltd.	Nanjing Municipal Administration for Market Regulation	Indefinite
Business License	Beijing AnGaoMeng Technology Service Co., Ltd.	Beijing Municipal Administration for Market Regulation	November 12, 2035

x

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations and comprehensive income (loss) data for the three years ended December 31, 2021, 2020 and 2019, and the selected consolidated balance sheets data as of December 31, 2021 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in U.S. dollars, except Dividend per share in Renminbi and Shares outstanding)

	For the Years Ended December 31,
	2021	2020	2019
Statement of operation data:
Revenues, net	$36,709,931	$53,305	$330,000
Gross profit	$6,597,568	$14,771	$286,944
Operating expenses	$1,643,710	$1,027,920	$1,496,818
Income (loss) from operations	$4,953,858	$(1,013,149)	$(1,209,874)
Other non-operating income/(expense), net	$3,996	$(7,656)	$(211,422)
Provision for income taxes expenses	$(1,406,159)	$(76,343)	$(64,615)
Net income/(loss) from continued operations	$3,551,695	$(1,097,148)	$(1,485,911)
Net gain (loss) from discontinued operations	$-	$25,500	$(76,944)
Continued income/(loss) per share, basic	$0.17	$(0.05)	$(0.07)
Continued income/(loss) per share, diluted	0.17	(0.05)	(0.07)
Discontinued income/(loss) per share, basic	$-	$0.00	$(0.00)
Discontinued income/(loss) per share, diluted	-	0.00	(0.00)
Weighted average Class A ordinary shares outstanding, basic	$21,491,291	$21,787,892	$21,298,540
Weighted average Class A ordinary shares outstanding, diluted	21,511,469	21,787,892	21,298,540

Balance sheet data:
Current assets	$87,319,271	$6,202,131	$7,305,317
Total assets	$88,020,889	$6,231,564	$14,514,013
Current liabilities	$62,819,301	$2,538,955	$2,662,888
Total liabilities	$62,967,113	$2,538,955	$2,662,888
Total equity	$25,053,776	$3,692,610	$11,851,125

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

Significant contributors to the bitcoin network could propose amendments to its protocols and software which, if accepted and authorized, could negatively impact our business and operations.

A small group of individuals contribute to the Bitcoin Core Project on GitHub.com, which is a leading source of quasi-governance that works to ensure that the bitcoin blockchain remains decentralized and governed by consensus. According to its website, “Bitcoin Core is an open source project which maintains and releases Bitcoin client software called ‘Bitcoin Core.’ It is a direct descendant of the original Bitcoin software client released by Satoshi Nakamoto after he published the famous Bitcoin whitepaper.” Bitcoin Core is powered by an open-source development community, but it is maintained by a small group of maintainers and leading contributors.

This group of contributors is currently headed by Wladimir J. van der Laan, the current lead maintainer. These individuals can propose refinements or improvements to the bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the bitcoin network and the properties of bitcoin, including the irreversibility of transactions and limitations on the mining of new bitcoin. Proposals for upgrades and discussions relating thereto take place on online forums. For example, there is an ongoing debate regarding altering the blockchain by increasing the size of blocks to accommodate a larger volume of transactions.

The open-source structure of the bitcoin network protocol may result in inconsistent and perhaps even ineffective changes to the bitcoin protocol. Failed upgrades or maintenance to the protocol could damage the bitcoin network, which could adversely affect our business and the results of our operations.

The bitcoin network operates based on an open-source protocol maintained by contributors, largely on the Bitcoin Core project on GitHub. As an open source project, bitcoin is not represented by an official organization or authority. As the bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the bitcoin network protocol. Although the MIT Media Lab’s Digital Currency Initiative funds the current maintainer Wladimir J. van der Laan, among others, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Changes to a digital asset network which we sell mining machine on may adversely affect an investment in us.

If demand for bitcoin declines, or if another cryptocurrency replaces bitcoin as the most prominent cryptocurrency, our business and the results of our operations could suffer materially.

Although bitcoin is presently the most prominent cryptocurrency, it is possible that another cryptocurrency could supplant it as the most prominent cryptocurrency, which could have a materially negative effect of the demand for bitcoin and, therefore, on its conversion spot price. Alternatively, the demand for bitcoin may fall for other reasons unknown to the Company.

Our ability to adopt technology in response to changing security needs or trends poses a challenge to the safekeeping of our digital assets.

The history of digital asset exchanges has shown that exchanges and large holders of digital assets must adapt to technological change in order to secure and safeguard their digital assets. We rely on third party storage solutions and “cold storage” of our digital wallets to safeguard our digital assets from theft, loss, destruction or other issues relating to hackers and technological attack; however, malicious actors may be able to intercept our digital assets in the process of selling them. Further, we may move our digital assets to various exchanges to exchange them for fiat currency, which will require us to rely on the security protocols of these exchanges to safeguard our digital assets. While these exchanges purport to be secure, and while we believe them to be so, no security system is perfect and malicious actors may be able to intercept our digital assets while we are in the process of selling them via such exchanges. Given the growth in their size and their relatively unregulated nature, we believe these exchanges will become a more appealing target for malicious actors. To the extent we are unable to identify and mitigate or stop new security threats, our machines may be subject to theft, loss, destruction or other attack, which could adversely affect an investment in us.

We have an evolving business model which is subject to various uncertainties.

As bitcoin assets may become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector, and we may lose out on those opportunities. Such circumstances could have a material adverse effect on our business, prospects or operations.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs bitcoin assets based upon a computer-generated mathematical and/or cryptographic protocol. Large-scale acceptance of cryptocurrencies as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of bitcoin, in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

●	continued worldwide growth in the adoption and use of cryptocurrencies as a medium to exchange;

●	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar bitcoin systems;

●	changes in consumer demographics and public tastes and preferences;

●	the maintenance and development of the open-source software protocol of the network;

●	the increased consolidation of contributors to the bitcoin blockchain through mining pools;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;

●	general economic conditions and the regulatory environment relating to cryptocurrencies; and

●	negative consumer sentiment and perception of bitcoin specifically and cryptocurrencies generally.

The outcome of these factors could have negative effects on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations as well as potentially negative effect on the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, which would harm investors in our securities.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities.

A number of companies that engage in bitcoin and/or other bitcoin-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within its jurisdiction.

Subject to such restrictions, we also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide bitcoin and/or derivatives on other bitcoin-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies and could decrease their usefulness and harm their public perception in the future.

If any person, institution or a pool of them acting in concert obtains control of more than 50% of the processing power active on the Bitcoin network, such person, institution or a pool of them could prevent new transactions from gaining confirmations, halt payments between users, and reverse previously completed transactions, which would erode user confidence in Bitcoin.

If the award of Bitcoins for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks. Miners ceasing operations would reduce the collective processing power on the Bitcoin network, which would adversely affect the confirmation process for transactions and make the Bitcoin network more vulnerable to any person, institution or a pool of them which has obtained over 50% control over the computing power on the Bitcoin network. In such event, such person, institution or a pool of them could prevent new transactions from gaining confirmation, halt payments between users, and reverse previously completed transactions. Such changes or any reduction in confidence in the confirmation process or processing power of the Bitcoin network may erode user confidence in Bitcoin, which would decrease the demand for our mining machines.

The administrators of the Bitcoin network’s source code could propose amendments to the Bitcoin network’s protocols and software that, if accepted and authorized by the Bitcoin network’s community, could adversely affect our business, results of operations and financial condition.

The Bitcoin network is based on a cryptographic, algorithmic protocol that governs the end-user-to-end-user interactions between computers connected to the Bitcoin network. A loosely organized group can propose amendments to the Bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the Bitcoin network and the properties of Bitcoins, including the irreversibility of transactions and limitations on the mining of new Bitcoins. To the extent that a significant majority of the users and miners on the Bitcoin network install such software upgrade(s), the Bitcoin network would be subject to new protocols and software that may render our products less desirable, which in turn may adversely affect our business, results of operations and financial condition. If less than a significant majority of the users and miners on the Bitcoin network install such software upgrade(s), the Bitcoin network could “fork.”

The acceptance of Bitcoin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin network could result in a “fork” in the blockchain, resulting in the operation of two separate networks that cannot be merged. The existence of forked blockchains could erode user confidence in Bitcoin and could adversely impact our business, results of operations and financial condition.

Bitcoin is based on open-source software and has no official developer or group of developers that formally controls the Bitcoin network. Any individual can download the Bitcoin network software and make any desired modifications, which are proposed to users and miners on the Bitcoin network through software downloads and upgrades. However, miners and users must consent to those software modifications by downloading the altered software or upgrade implementing the changes; otherwise, the changes do not become part of the Bitcoin network. Since the Bitcoin network’s inception, changes to the Bitcoin network have been accepted by the vast majority of users and miners, ensuring that the Bitcoin network remains a coherent economic system. However, a developer or group of developers could potentially propose a modification to the Bitcoin network that is not accepted by a vast majority of miners and users, but that is nonetheless accepted by a substantial population of participants in the Bitcoin network. In such a case, a fork in the blockchain could develop and two separate Bitcoin networks could result, one running the pre-modification software program and the other running the modified version. An example is the introduction of a cryptocurrency known as “Bitcoin cash” in mid-2017. This kind of split in the Bitcoin network could erode user confidence in the stability of the Bitcoin network, which could negatively affect the demand for our products. Our marketing efforts to help grow our business may not be effective.

If our marketing efforts are not successful in promoting awareness of our clients, or if we are not able to cost-effectively manage our marketing expenses, our results of operations could be adversely affected. If our marketing efforts are successful in increasing awareness of our business, this could also lead to increased public scrutiny of our business and increase the likelihood of third parties bringing legal proceedings against us. Any of the foregoing risks could harm our business, financial condition and results of operations.

Acceptance and/or widespread use of bitcoin is uncertain.

Currently, there is a relatively limited use of any bitcoin in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our securities. Banks and other established financial institutions may refuse to process funds for bitcoin transactions, process wire transfers to or from bitcoin exchanges, bitcoin-related companies or service providers, or maintain accounts for persons or entities transacting in bitcoin. Conversely, a significant portion of bitcoin demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines any bitcoin’s role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Market capitalization for a bitcoin as a medium of exchange and payment method may always be low.

The relative lack of acceptance of bitcoins in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. Our business utilizes presently existent digital ledgers and blockchains and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to various blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations.

We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.

Competitive conditions within the bitcoin industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the bitcoin industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our common stock.

We are dependent on our major customers for the majority of our revenues. The loss of one or more significant customers could adversely affect our financial condition, prospects and results of operations.

For the year ended December 31, 2021, we had seven major customers, which accounted for an aggregate of 88.98% of total revenue. For the year ended December 31, 2020, we had one major customer that accounted for all of the total revenues. If we were to lose any key alliances over a relatively short period of time or if one of our largest customers fails to pay or delays in paying a significant amount of our outstanding receivables, we could experience an adverse impact on our business, financial condition, results of operations, cash flows and prospects. Additionally, changes in ownership of our customers may result in the loss of, or reduction in, business from those customers, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We are dependent on a limited number of suppliers, and delays in deliveries or increases in the cost could harm our business, results of operations and financial condition.

Our ability to meet our customers’ demand for our service depends upon obtaining adequate supplies on a timely basis. We have established relationships with a limited number of suppliers. For the year ended December 31, 2021, we had three major suppliers, which accounted for an aggregate of 98.49% of total cost of revenue. For the year ended December 31, 2020, we only had one supplier, which accounted for all of our cost of revenue. Should any of our current suppliers be unable to deliver their service or otherwise fail to deliver in a timely manner and at acceptable prices and quality, we would have to identify and quality replacements from alternative sources of supply. However, the process of qualifying new suppliers for complex components is also lengthy and could have a material adverse effect on our business, financial condition and results of operations. Additionally, increase in costs may adversely impact demand for our services or the results of our business operations.

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

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing solutions, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired.

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

As required by Form 20-F, our management is required to assess the effectiveness of our internal control over financial reporting and include a report in our annual report on Form 20-F. In preparing our consolidated financial statements for the years ended December 31, 2021 and 2020, our management identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2021. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

In addition, once we cease to be an “emerging growth company” as such term is defined under the Jumpstart Our Business Startups Act, or JOBS Act, Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002, pursuant to which our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Risks Related to Doing Business in China

We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares.

We are a BVI holding company and conduct substantially all of our business through our subsidiaries in China. Although neither the holding company nor any of the Company’s Chinese subsidiaries conduct any operations through contractual arrangements with a variable interest entity based in China, we may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict our PRC subsidiaries’ ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of any one of our PRC subsidiaries to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law, or EIT, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to their immediate holding companies, AGM Defi Tech Limited and AGM Technology Limited. As of the date hereof, Beijing Keen Sense Technology Service Co., Ltd., AGM Tianjing Construction Development Co., Ltd. and Nanjing Lucun Semiconductor Co. Ltd. currently do not have plans to declare and pay dividends to AGM Defi Tech Limited and AGM Technology Limited and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. AGM Defi Tech Limited and AGM Technology Limited intend to apply for the tax resident certificate when Beijing Keen Sense Technology Service Co., Ltd., AGM Tianjing Construction Development Co., Ltd. and Nanjing Lucun Semiconductor Co. Ltd. plan to declare and pay dividends to them. When Beijing Keen Sense Technology Service Co., Ltd., AGM Tianjing Construction Development Co., Ltd. and Nanjing Lucun Semiconductor Co. Ltd. plan to declare and pay dividends to AGM Defi Tech Limited and AGM Technology Limited and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The Chinese government has exercised and can continue to exercise substantial control to intervene on virtually every sector of the Chinese economy through regulation and state ownership, and as a result, it can influence the manner in which we must conduct our business activities and effect material changes in our operations or the value of the Class A ordinary shares we are registering in this resale. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date hereof, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed listing would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and has replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year.   If the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations.

We have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities with respect to future offerings, as well as regarding any annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we are not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and future offerings relating to our securities.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress effective 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the anti-monopoly enforcement authority before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that it is unlikely that our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

You may have difficulty enforcing judgments obtained against us.

We are an exempted company incorporated under the laws of the British Virgin Islands, and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to bring an action against these individuals within the United States. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts, including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States.

In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such British Virgin Islands or PRC courts would entertain original actions brought in the courts of the British Virgin Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

The United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, may not be enforceable in the British Virgin Islands. A final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands.

The approval of the China Securities Regulatory Commission may be required in connection with future offerings, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We believe that the CSRC’s approval is not required for the trading of our Class A ordinary shares on Nasdaq in the context of future offerings, given that: (i) our PRC subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under our past offerings are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, there remain some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for future offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for future offerings. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from future offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A ordinary shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt future offerings before the settlement and delivery of the Class A ordinary shares that we may offer in the future.

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

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

Dividends payable to our foreign investors and gains on the sale of our Class A ordinary shares by our foreign investors may become subject to PRC tax law.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of our Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares, and any gain realized from the transfer of our Class A ordinary shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. See “Item 4. Information on the Company – Regulation — Regulations on Tax.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of our Class A ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of our Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our Class A ordinary shares by such investors are subject to PRC tax, the value of your investment in our Class A ordinary shares may decline significantly.

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

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our Class A ordinary shares.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Each of JLKZ CPA LLP, the independent registered public accounting firm that issues the audit report for the fiscal years ended December 31, 2020 and 2019 included elsewhere in this annual report, and TPS Thayer LLC, the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2021 included elsewhere in this annual report. as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such auditor’s compliance with the applicable professional standards. JLKZ CPA LLP is headquartered in Flushing, New York, and is subject to inspection by the PCAOB on a regular basis. TPS Thayer LLC is headquartered in Sugar Land, Texas, and is subject to inspection by the PCAOB on a regular basis. Therefore, we believe JLKZ CPA LLP and TPS Thayer LLC are not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of each of JLKZ CPA LLP and TPS Thayer LLC to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Class A ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

Therefore, these risks may result in a material change in business operations, significant depreciation of the value of our Class A ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoiding conducting any activities that may be deemed as illegal fund-raising, forming capital pool or providing guarantee to investors under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the direct lending service industry in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations relating to illegal fund-raising, forming capital pools or the provision of credit enhancement services. Moreover, we cannot rule out the possibility that the PRC government will institute a license requirement covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy, than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As the Opinions were recently issued, official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

Risks Related to Our Capital Structure and Class A Ordinary Shares

The dual-class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control.

Under our memorandum and articles of association, we are authorized to issue 200,000,000 Class A ordinary shares of $0.001 par value per share and 200,000,000 Class B ordinary shares of $0.001 par value per share. As of the date of this report, there are 24,254,842 Class A ordinary shares and 2,100,000 Class B ordinary shares issued and outstanding. Each of our Class B ordinary shares has five (5) votes per share, and each of our Class A ordinary shares has one (1) vote per share. Because of the five-to-one voting ratio between our Class B ordinary shares and Class A ordinary shares, the holders of our Class B ordinary shares collectively control a majority of the combined voting power of our ordinary shares and therefore are able to control all matters submitted to our shareholders for approval even when the shares of Class B ordinary shares represent a minority of all outstanding shares of our Class A ordinary shares and Class B ordinary shares. These holders of our Class B ordinary shares may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The directors and executive officers beneficially own a majority of the outstanding Class A ordinary shares and all of the outstanding Class B ordinary shares as of the date hereof. As of the date hereof, our directors and executive officers directly and indirectly hold an aggregate of approximately 74.93% of the combined voting power of Class A and Class B ordinary shares. Our directors and executive officers have voting and dispositive power of all the outstanding Class B ordinary shares. Mr. Wenjie Tang, our CEO, holds approximately 68.59% of the combined voting power of Class A and Class B ordinary shares. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sales of our company and might ultimately affect the market price of our Class A Ordinary Shares.

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

Additionally, as a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have followed and intend to follow British Virgin Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Capital Market that listed companies must obtain its shareholders’ approval of certain transactions other than public offerings (Nasdaq rule 5635(d)). As a result of our reliance on the “foreign private issuer” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

As a publicly listed company, we are required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

The exercise of the Warrants issued on December 14, 2021 may further dilute the Class A ordinary shares and adversely impact the price of our Class A ordinary shares.

As of the date of this annual report, we had 24,254,842 Class A ordinary shares outstanding. Up to an additional 1,652,175 Class A ordinary shares (approximately 6.81% of our issued and outstanding shares) may be issued pursuant to the exercise of the warrants issued on December 14, 2021. Such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. Additionally, we cannot assure you that the holders of such warrants will be able to sell the Class A ordinary shares at a price per shares that is equal to or greater than the exercise price paid by such holders.

Securities analysts may not cover our Class A ordinary shares and this may have a negative impact on the market price of our Class A ordinary shares.

The trading market for our Class A ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts (provided that we have engaged various non-independent analysts). We do not currently have and may never obtain research coverage by independent securities and industry analysts. If no independent securities or industry analysts commence coverage of us, the trading price for our Class A ordinary shares would be negatively impacted. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our Class A ordinary shares, changes their opinion of our Class A ordinary shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A ordinary shares could decrease and we could lose visibility in the financial markets, which could cause the price and trading volume of our Class A ordinary shares to decline.

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

On July 26, 2019, AGM Holdings acquired 100% of the equity interest in Anyi Network, Inc. (“Anyi Network”), and in consideration therefor, AGM Holdings paid $400,000 in cash and issued an aggregate of 475,000 Class A ordinary shares of AGM Holdings to the shareholders of Anyi Network.

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

On May 19, 2020, Nanjing XinGaoMeng Software Technology Co., Ltd. (“AGM Nanjing”), an indirectly wholly owned subsidiary incorporated on September 28, 2016, was dissolved under the law of PRC. AGM Nanjing was a holding company and did not have any substantial assets or liabilities

On December 14, 2020, AGM Holdings sold all the equity interest of Anyi Network by entering into a share purchase agreement with certain buyers, pursuant to which the Company sold to the buyers 100% equity interest in Anyi Network in exchange for a total consideration of $8,000,000, payable in the form of canceling 475,000 Class A ordinary shares of AGM Holdings held by the buyers, valued at $16.00 per share, and payment of $400,000 in cash. The disposition of Anyi Network includes the disposition of the subsidiaries of Anyi Network.

On October 19, 2020, AGM Tianjin International Financial Leasing Co. Ltd. (“AGM Leasing”) was incorporated in the People’s Republic of China under the laws of the People’s Republic of China. AGM Leasing is a wholly-owned subsidiary of AGM HK and a wholly foreign-owned entity under the PRC laws. AGM Leasing was incorporated for the purpose of conducting financial leasing services for the Company. AGM Leasing did not conduct any operations or own any material assets or liabilities. AGM Leasing was dissolved in July 2021.

On August 8, 2021, AGM Defi Lab Pte Limited (“AGM Defi Lab”) was incorporated under the law of Singapore. AGM Defi Lab is a wholly-owned subsidiary of AGM Holdings and its principal activity is to provide software development and consulting services in Asian areas.

On July 30, 2021, AGM Defi Tech Limited (“AGM Defi Tech”) was incorporated under the law of Hong Kong. AGM Defi Tech is a wholly-owned subsidiary of AGM Holdings and its principal activity is to provide software development and consulting services in Asian areas.

On October 21, 2021, Beijing Keen Sense Technology Service Co., Ltd. (“Beijing Keen Sense”) was incorporated in the People’s Republic of China under the laws of the People’s Republic of China. Beijing Keen Sense is a wholly-owned subsidiary of AGM Defi Tech and a wholly foreign-owned entity under the PRC laws. Beijing Keen Sense was incorporated for the purpose of hiring personnel and talents in fintech and blockchain areas and provide related development and research services.

On June 17, 2021, Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”) was incorporated in the People’s Republic of China under the laws of the People’s Republic of China. Nanjing Lucun is a wholly-owned subsidiary of AGM HK and a wholly foreign-owned entity under the PRC laws. Nanjing Lucun was incorporated for the purpose of producing high-performance hardware and computing equipment.

B. Business Overview

We are a technology company. Our products and services include: 1) a futures trading solution catering to clients using MetaTrader 5; 2) FXSC, a retail-orientated online trading education website; 3) a foreign exchange (“Forex”) trading system that provides services to financial institutions outside of China; and 4) technology hardware research and development, manufacture, and sales. Our mission is to become one of the key participants and contributors in the global technology hardware supply chain and fintech blockchain ecosystem.

Futures trading system

In September 2019, we completed our development of a futures trading software which integrates future trading API with MetaTrader 5, a well-known and advanced trading software. However, during the third quarter of 2020, most futures brokers started to accept a new third-party software API connection method in order to comply with newly enacted futures regulations and policies in China about the trading terminal API pass-through regulation, which requires “pass through monitoring”. Brokers will need to know exactly who to use API from what third-party software since, traditionally, brokers did not need to collect such information. All other software products on the market are required to comply with the new rule. Accordingly, we were obligated to upgrade and transform the system to enable this new API connection method. We completed the upgrading and transformation of the system at the end of first quarter of 2021. We plan to conduct new trials and improve the solutions based on feedbacks. This service is currently managed through AGM Defi Tech.

FXSC, a retail-orientated online trading education website

In July 2020, we launched FXSC a subscription-based online trading education and social trading network platform for Forex traders. FXSC provides trading education to users through interactive trading simulation and trading contests, which enable users to choose and participate in available contests and compete for prizes in a real-time streamed, interactive demo trading environment. FXSC also provides demo trading, also referred to as virtual trading, paper trading, or trading simulation, which is designed to give users, especially the ones with limited knowledge and skills, a risk-free trading environment to get familiar with the markets and trading tools. We plan to charge subscription fees directly to end-users for using the social and educational features of the platform. In addition, through partnership with brokers that integrate its accounts management system with FXSC, we plan to charge brokers a per client monthly service fee for their clients using FXSC. The launch of FXSC is expected to build our brand. This service is currently managed through AGM Defi Tech.

Forex trading system

Prior to September 2018, we provided Forex trading services, including computer program technical support and solution services and trading platform application services, through a combination of in-house developed systems and applications, and the licensed trading platform MetaTrader. In addition, we were engaged in Forex trading brokerage business and generated revenue from gains and losses from trades and Forex brokerage fees and commissions.  At the time, our clients were retail clients and brokerage firms located in China. We voluntarily discontinued the Forex trading system due to a policy position by the PRC government that would no longer support the Forex trading related business and would restrain certain accounts holding the deposits payable. In December 2021, we commenced the sale of our trading system software to our brokerage clients and partners that are not located in P.RC region. This service is currently managed through AGM Defi Tech.

Technology hardware research and development, manufacture, and sales

In third quarter of 2021, we formed the company’s new growth strategy and the decision to enter into the ASIC chip research and development to be conducted through AGM HK. In August 2021, we announced the launch of our first ASIC crypto Miner - KOI MINER C16 (“C16”). C16 is equipped with the C3012 chip made by Semiconductor Manufacturing International Corp.’s N+1 process. C16 has a hash rate up to 113 TH/s and a power efficiency ratio of 30 J/T, supporting the mining of Bitcoin, Bitcoin Cash (BCH) and other cryptocurrencies.

The competition of cryptocurrencies mining equipment has grown intense in recent years. Our main competitors are Bitmain, a multinational semiconductor company, Canaan, a supercomputing solutions provider, and MicroBT, a technology company based on block chain and artificial intelligence, all of which are located in China and have both ASIC research and development capacities and deep supply chain connections in China.

C16’s parameters have surpassed our competitors’ models, including: Antminer S19 pro of Bitmain, which has a power consumption of 3250W and hash rate of 104TH/S, and AvalonMiner1246 of Canaan, which has an A1246 hash rate of 90TH/S, power consumption of 3420W and power efficiency of 38J/T, and Whatminer M30S ++ of MicroBT, which has a hash rate of 112TH/S, power consumption of 3472 W and power efficiency of 31 J/T. Since the launch of C16, we have received orders from buyers in the United States, Canada and Europe.

Recent Development

Termination of Equity Transfer Agreement with Yushu Kingo City Real Estate Development Co., Ltd.

On January 16, 2020, AGM Tianjin entered into an equity transfer agreement (the “Equity Transfer Agreement”) with all the shareholders of Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”), who collectively owns 100% of the equity interest in Yushu Kingo, pursuant to which agreement, in exchange for 100% of the equity interest in Yushu Kingo, AGM Tianjin agreed to pay $20,000,000 in cash and cause AGM Holdings to issue 2,000,000 Class A ordinary shares, valued at $15 per share, subject to the terms and conditions of the Agreement. AGM Tianjin made advance payments in the amount of $4,937,663.72 (the “Advance Payment”).

On April 6, 2021, AGM Tianjin, Yushu Kingo and its shareholders entered into a supplement agreement (“Supplement Agreement”) to the Equity Transfer Agreement. Pursuant to the Supplement Agreement, if AGM Tianjin decided not to proceed with the acquisition contemplated by the Equity Transfer Agreement and terminate such agreement on or before October 31, 2021, Yushu Kingo’s shareholders shall return the Advance Payment and pay an additional 10% interest to AGM Tianjin. If Yushu Kingo’s shareholders are unable to make such payment, Yushu Kingo’s shareholders agreed to transfer the titles of real properties of Yushu Kingo to AGM Tianjin, valued with a 20% discount to market price. The parties further agreed to conduct a new evaluation of Yushu Kingo’s assets and to enter into supplement agreement based on such evaluation.

Because of the COVID-19 pandemic, the quarantine and travel restrictions in China, and the massive economic disruption as a result, Yushu Kingo was not able to complete its construction projects and the audit and due diligence of Yushu Kingo was not completed on time. On October 4, 2021, AGM Tianjin terminated the Equity Transfer Agreement and Supplement Agreement with the Yushu Kingo and its shareholders. On October 20, 2021, AGM Tianjin entered into an agreement on transfer of creditor rights with a non-affiliated third party (the “Buyer”). Pursuant to the Transfer Agreement, AGM Tianjin agrees to sell to the Buyer all of its rights and obligations under the Equity Transfer Agreement and the Supplement Agreement, namely, the right to receive the Advance Payment plus interest, for a total purchase price of $5,000,000 (the “Purchase Price”), $2,500,000 of which will be payable on or before December 31, 2021 and the remaining $2,500,000 will be payable on or before June 30, 2022. The Buyer agrees, in the event it fails to pay the Purchase Price on time, to pay as damages for breach of contract an amount equal to four times China’s loan prime rate (LPR) of the Purchase Price due.

Memorandum of Understanding with GMTK Global Pty Ltd.

On July 15, 2020, AGM HK entered into a Memorandum of Understanding with GMTK Global Pty Ltd., an Australia-based brokerage firm, to jointly promote the Company’s newly launched online trading education and social trading network platform FXSC in the Australia market.

By the end of March 2021, the Company has completed three rounds of tests with GMTK Global Pty Ltd. The purpose of test was to confirm the integration of GMTK Global Pty Ltd’s account management system with our FXSC user center and live contest data synchronization. The final partnership contract was delayed due to two reasons: (1) more tests will need to be conducted; and (2) GMTK needs additional time to update its account management system per Australian newly imposed CFD trading rules; the upgrade was near completion and we expect the execute the final partnership contract in 2022.

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

Disposition of Anyi Network, Inc.

On December 14, 2020, we disposed of Anyi Network by entering into a share purchase agreement with Haiyan Huang, Feng Zhi and Yinglu Gao (the “Buyers”), pursuant to which the Company agreed to sell to the Buyers 100% equity interest in Anyi Network, including its subsidiaries, in exchange for a total consideration of $8,000,000, payable in the form of canceling 475,000 Class A ordinary shares of AGM Holdings held by the Buyers, valued at $16.00 per share, and payment of $400,000 in cash.

Strategic Partnership with HighSharp (Shenzhen Gaorui) Electronic Technology Co., Ltd

As part of our plan to expand into the hardware production business, in September 2021, we entered into a strategic partnership agreement with HighSharp (Shenzhen Gaorui) Electronic Technology Co., Ltd (“HighSharp”), a fabless integrated circuit designer that provides advanced semiconductor solutions for supercomputing hardware, pursuant to which, for a six-month period until March 25, 2022, HighSharp will provide the latest ASIC chip technology and manufacturing services to us and we will be responsible for client development on a global basis, with a target to generate orders of at least US$100 million during the six-month term until March 25, 2022. If we and HighSharp achieve the respective targets, we and HighSharp plan to form a joint venture, joined by HighSharp’s key R&D team members, with the goal to integrate next generation product research and development into fabless integrated circuit design capabilities that provide advanced semiconductor solutions for supercomputing hardware. AGM Group Holdings, Inc. will own 60% of the equity and HighSharp will own 40% of the equity in the joint venture.

Change of Board of Directors

On April 30, 2021, Tingfu Xie tendered his resignation as director, the chairman of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company, effective April 30, 2021.  On the same day, at the recommendation of the Nominating Committee and the Compensation Committee, the Board of Directors approved and confirmed the appointment of Jing Shi as the succeeding director, the chairwoman of the Nominating Committee and a member of the Audit Committee and the Compensation Committee of the Company, effective April 30, 2021.

On May 7, 2021, the Board of Directors appointed Dr. Bo Zhu as the Chief Strategy Officer.

On July 12, 2021, the Board of Directors and the Compensation Committee of approved and confirmed the appointment of Chenjun Li as the Co-Chief Executive Officer, effective July 12, 2021. On September 15, 2021, the Board of Directors also approved the appointment of Chenjun Li as the director and the Chairman of the Board to replace Bin Cao, whose employment agreement with the Company expired on May 19, 2021.

On September 23, 2021, Zhihe Yang tendered his resignation as the Chief Financial Officer of  the Company, effective September 23, 2021.  On September 24, 2021, the Board of Directors appointed Mr. Steven Yuan Ning Sim as the succeeding Chief Financial Officer of the Company, effective September 24, 2021.

Registered Direct Offering and Concurrent Private Placement

On December 14, 2021, pursuant to a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (the “Purchasers”) dated December 10, 2021, the Company closed (a) a registered direct offering for the sale of 2,898,552 of its Class A ordinary shares, par value US$0.001 per share, and (b) a concurrent private placement, for the sale of unregistered warrants to purchase up to 1,449,276 Class A ordinary shares (the “Investor Warrants”), for gross proceeds of approximately US$20 million. The purchase price for each Share and the corresponding half of one Investor Warrant is US$6.90. The Investor Warrants will be exercisable immediately from the date of issuance and have an exercise price of US$8.30 per share. The Investor Warrants will expire 3.5 years from the date of issuance. Each Investor Warrant contains anti-dilution provisions to reflect share dividends and splits or other similar transactions, as described in the Investor Warrants.

Pursuant to the Purchase Agreement, the Class A ordinary shares were issued to the Purchasers in a registered direct offering and registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus supplement to the Company’s currently effective registration statement on Form F-3 (File No. 333-236897), which was initially filed with the SEC on March 5, 2020 and declared effective by the SEC on May 28, 2020. The Company filed the prospectus supplement for the Registered Direct Offering on December 13, 2021.

The Company issued the Investor Warrants to the Purchasers in a concurrent private placement pursuant to an exemption from the registration requirements of the Securities Act contained in Section 4(a)(2) thereof and/or Regulation D thereunder (the “Private Placement,” and together with the Registered Direct Offering, the “Offering”).

FT Global Capital, Inc. (the “Placement Agent”) acted as the exclusive placement agent in connection with the Offering under the terms of the Placement Agency Agreement, dated December 10, 2021 between it and the Company (the “Placement Agency Agreement”) and, at closing of the Offering, received a cash fee equal to 7.5% of the aggregate gross proceeds raised in the Offering as well as reimbursement of certain costs and expenses of up to US$80,000. Additionally, the Company issued to the Placement Agent or its designees warrants (the “Placement Agent Warrants,” and together with the Investor Warrants, the “Warrants”) for the purchase of 202,899 Class A ordinary shares with an exercise price of US$8.30 per share, and with a term expiring 3.5 years from the date of issuance. The Placement Agent Warrants shall have the same registration rights as the Investor Warrants issued to the Purchasers in the Offering. The Placement Agent is also entitled to additional tail compensation for any financings consummated by the Company within the 12-month period following the termination of the Placement Agency Agreement, to the extent such financing is provided to the Company by investors that the Placement Agent had “wall-crossed” on behalf of the Company in connection with the Offering.

The Company has agreed to file and maintain with the SEC a registration statement (the “Registration Statement”) to register the Warrants and the Class A ordinary shares underlying the Warrants (the “Warrant Shares”) within 30 calendar days from the closing of the Offering and to use its best efforts to cause such registration statement to become effective within 60 calendar days following the closing of the Offering (or, in the event of a review by the SEC, within 120 calendar days).

The Company agreed in the Purchase Agreement that it would not issue any Class A ordinary shares or Class A ordinary share equivalents for sixty (60) days following the closing of the Offering subject to certain exceptions. The Company agreed in the Placement Agency Agreement that it would not issue any Class A ordinary shares or Class A ordinary share equivalents for one hundred twenty (120) days following the closing of the Offering without the consent of the Placement Agent, subject to certain exceptions.

The Company agreed in the Purchase Agreement that it will not issue any Class A ordinary shares or Class A ordinary share equivalents involve in a Variable Rate Transaction (as defined in the Purchase Agreement) until the earlier of (x) the date the initial Registration Statement is declared effective by the SEC and (y) the date as of which all of the holders of Investor Warrants may sell all of the Investor Warrant Shares without restriction pursuant to Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable). The Company further agreed that until the first anniversary of the earlier of (x) or (y) above, it would not issue or enter into any agreement to issue any Class A ordinary shares or Class A ordinary share equivalents unless the Purchasers are offered a participation right, subject to certain terms and conditions as set forth in the Purchase Agreement, to subscribe, on a pro rata basis, for up to 50% of the securities offered in such offering.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 5% or more of the Company’s Class A ordinary shares entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they have agreed, among other things, not to sell or dispose of any Class A ordinary shares which are or will be beneficially owned by them for one hundred twenty (120) days following the closing of the Offering, as well as similar lock-up agreements pursuant to the Placement Agency Agreement restricting sales of Class A ordinary shares for ninety (90) days after the closing of the Offering.

Change of Independent Registered Public Accounting Firm

On April 5, 2022, the Company notified its independent registered public accounting firm, JLKZ CPA LLP its decision to dismiss JLKZ CPA LLP as the Company’s auditor. The Audit Committee and the Board of Directors of the Company ratified the appointment of TPS Thayer LLC as its new independent registered public accounting firm to audit the Company’s financial statements.

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

Customers and Suppliers

Customers

Our main clients are institutional clients. We consider our major customers to be those customers that accounted for more than 10% of sales revenue. We had seven major customers during the fiscal year ended December 31, 2021, which accounted for an aggregate of 88.98% of our sales revenue. We only had one customer during the fiscal year ended December 31, 2020, which accounted for all of our sales revenue.

Suppliers

We consider our major supplier to be those suppliers that accounted for more than 10% of our cost of revenue. We had three major suppliers during the fiscal year ended December 31, 2021, which accounted for an aggregate of 98.49% of our cost of revenue. We only had one supplier during the fiscal year ended December 31, 2020, which accounted for all of our cost of revenue.

Employees

As of December 31, 2021, we have a total of 22 full-time employees. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As required by regulations in China, we participate in various employee social security plans that are organized by local governments.

Legal Proceedings

As of the date hereof, there is no legal proceeding pending or threatened against to which we are a party of. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise.

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

C. Organizational structure.

Below is a chart illustrating our corporate structure:

D. Property, Plant and Equipment

Intellectual Property

We regard our intellectual property rights as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2021, we had two registered trademarks in China and owned ten domain names.

Property and Equipment

As of December 31, 2021 and 2020, property and equipment, net consisted of the following:

	December 31, 2021	December 31, 2020
Electronic equipment	$168,308	$163,891
Office equipment	14,391	14,034
Leasehold improvement	339,657	-
Total property and equipment	522,356	177,925
Less: accumulated depreciation	(199,959)	(158,605)
Total property and equipment, net	$322,397	$19,320

Depreciation expenses for the fiscal years ended December 31, 2021, 2020 and 2019 were $36,883, $31,957 and $48,793, respectively. There was no impairment recorded for these property and equipment for the years ended December 31, 2021, 2020 and 2019.

Lease commitments

We lease offices and residential properties for employee’s dormitories Rent expenses for the years ended December 31, 2021, 2020 and 2019 were $51,239, $91,043 and $173,259, respectively. The Company has future minimum lease obligations as of December 31, 2021 as follows:

Commitment Amount
Year of 2022	$52,700
Year of 2023	-
Year of 2024	-
Year of 2025	-
Thereafter	-
Less: lease commitments on terminations	-
Total	$52,700

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

A. Operating Results.

Revenue

We derive revenue from the sales of the following three items: (1) cryptocurrency mining machine and standardized computing equipment, (2) technical support plans, (3) software customization services, and bundle of products or services that may include a combination of these items. We enter into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We record and recognize revenues from both products and services in one account, which is presented as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive income. During 2021, 2020 and 2019, we derive revenue from the sale of the following three items:

(1)	Sales of Cryptocurrency Mining Machine and Standardized Computing Equipment

We recognize product revenues on a gross basis as we are responsible to fulfill the promise to provide specified goods. Revenue is recognized at a point in time upon the transfer of control of products to customers.

(2)	Technical Support Plans

We sell technical support plans either as a package with the sale of software products or separately on its own. Each technical support plan has a contractual period of one year. Revenue is recognized over a period of time throughout the contract period for the technical support plan, generally is recognized over twelve months period. However, we did not record this revenue stream on total revenue for December 31, 2021 since we discontinued business related to these services in 2020.

(3)	Software Customization Services

We deliver our software customization services by developing customized features on software products to suit customers’ special needs. Upon receiving the purchase request from the customers, we design, develop, test, and implement the specified features to our software products. We also include a one-year technical support plan specifically for the developed feature(s).

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

Costs and Expenses

We primarily incur the following costs and expenses:

Costs of revenues. Cost of revenues primarily consist of: (1) cost of product revenue, which includes direct costs of cryptocurrency mining machine, standardized computing equipment and software products; labor costs and employee benefits for software development, data testing, bug fixes and hacker prevention; research and development expenses; (2) cost of services and other revenue, which reflects direct costs associated with providing services, including data center and support costs related to delivering online services.

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

Research and development expenses. Research and development costs are expensed as incurred. The costs primarily consist of the wage expenses incurred to continuously improve and upgrade our services.

Bad debt expenses. Based on our periodic review of accounts receivable balances, we adjusted the allowance for doubtful accounts after considering management’s evaluation of the collectability of individual receivable balances, including the analysis of subsequent collections, the customers’ collection history, the write-off of uncollectible receivables against the existing reserve, and recent economic events.

Results of Operations

	For The Years Ended December 31,
	2021	2020	2019

Revenues	36,709,931	53,305	330,000
Cost of Revenues	(30,112,363)	(38,534)	(43,056)
Gross profit	6,597,568	14,771	286,944
	-	-	-
Operating expenses	-	-	-
Selling, general & administrative expenses	1,607,393	964,470	1,369,701
Research and development expenses	36,317	63,450	127,117
Total operating expenses	1,643,710	1,027,920	1,496,818
	-	-	-
Income/(Loss) from operations	4,953,858	(1,013,149)	(1,209,874)
	-	-	-
Other income/(expenses)	-	-	-
Other income	47,167	1,687	118,709
Other expenses	(43,171)	(9,343)	(363,815)
Gain on equity method investment	-	-	33,684
Total other income/(expense)	3,996	(7,656)	(211,422)
	-	-	-
Income/(Loss) from continuing operations before provision of income taxes	4,957,854	(1,020,805)	(1,421,296)
Provision for income taxes expenses	(1,406,159)	(76,343)	(64,615)
	-	-	-
Net income/(loss) from continuing operations	3,551,695	(1,097,148)	(1,485,911)
	-	-	-
Discontinued operations	-	-	-
Loss from discontinued operations, net of income tax	-	(322,490)	(76,944)
Gain from disposal	-	347,990	-
Income/(loss) from discontinued operations, net of income tax	-	25,500	(76,944)

Net income/(loss)	$3,551,695	$(1,071,648)	$(1,562,855)

Revenues

Our total revenues increased by $36,656,626 or 68,768%, from $53,305 in fiscal 2020 to $36,709,931 in fiscal 2021. All of our total revenues for both fiscal 2021 and fiscal 2020 generated from third parties and no revenues incurred from related party. The increase was primarily due to the surging sales revenues from cryptocurrency mining machine and standardized computing equipment sales since 2021.

Our total revenues decreased by $276,695 or 84%, from $330,000 in fiscal 2019 to $53,305 in fiscal 2020. All of our total revenues for both fiscal 2020 and fiscal 2019 generated from third parties and no revenues incurred from related party. The decrease in revenues was primarily due to the continued business. During 2020 and 2019, we developed new products and services using technology derived from the discontinued business. These newly developed products and services have not started to contribute to our revenue stream.

Cost of Revenues and Gross Margin

Cost of revenues increased by $30,073,829 or 78,045%, from $38,534 in fiscal 2020 to $30,112,363 for the fiscal 2021. The increase was primarily due to the increase in procurement costs of cryptocurrency mining machines and standardized computing equipment for fiscal 2021. Gross margin for fiscal 2021 was 18%, as compared to 28% for fiscal 2020. The gross margin of sales cryptocurrency mining machine and standardized computing equipment was a little bit lower than the business in 2020.

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

Selling, General and Administrative expenses

Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses were $1,607,393 for the year of 2021, an increase of $642,923, or 67% from December 31, 2020 to December 31, 2021. The increase was primarily due to expenses related to an establishment of a new wholly foreign-owned enterprise in fiscal 2021.

Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses were $964,470 for the year of 2020, a decrease of $405,231, or 30% from December 31, 2019 to December 31, 2020. The decrease in selling, general and administrative expenses was primarily due to decrease in payroll expense, depreciation and amortization expenses, and advertising and marketing expenses, reflecting the down sized of our business in fiscal 2020.

Research and Development Expenses

We incurred $36,317 and $63,450 in research and development in fiscal 2021 and 2020, respectively. Research and development expenses decreased by $27,133, or 43%, for fiscal 2021 compared to fiscal 2020. The decrease was primarily due to the decrease in FinTech R&D. We have not invested in cryptocurrency mining machine R&D. Research and development expenses decreased by $63,667, or 50%, for fiscal 2020 compared to fiscal 2019.

Bad debt expense

We did not have bad debt expense in fiscal 2021, 2020 and 2019. We collected all the accounts receivables as of December 31, 2020, due to our sales arrangement usually requires advanced payment. We did not make bad debt provision for accounts receivables as of December 31, 2021 since the customers were with good credit and the accounts receivable were within the term of credit.

Loss from operations

As a result of the factors described above, operating income was $4,953,858 for fiscal 2021, compared to operation loss was $1,013,149 for fiscal 2020, an increase in operation income of $5,967,007, or 589%. Our operation loss in fiscal 2020 was $1,013,149, compared to operating loss was $1,209,874 for fiscal 2019, a decrease in operation loss of $196,725, or 16%.

Other expenses

For fiscal 2021, other income, net of other expense, were $3,996, compared to other expenses, net of other income, were $7,656 for fiscal 2020, a change of $11,652. The decrease of other expenses was primarily attributable to foreign exchange income.

For fiscal 2020, other expense, net of other income, were $7,656, compared to 211,422 for fiscal 2019, a change of $203,766. The decrease of other expense was primarily attributable to a decrease of gain on foreign currency transactions and other non-operating income. We also incurred a non-operating expense on impairment of disposal of $1,517.

Loss from continuing operations

As a result of the foregoing, our income from continuing operations was $3,551,695, or $0.17 per share (basic and diluted), for the year ended December 31, 2021, as compared with loss from continuing operations of $1,097,148, or $(0.05) per share (basic and diluted), for the year ended December 31, 2020. Our loss from continuing operating was $1,485,911 for fiscal 2019, or $(0.07) per share (basic and diluted), for the year ended December 31, 2019.

Income Tax

For fiscal 2021, we had provision for income tax of $1,406,159, an increase of $1,329,816, or 1,742%, as compared to expense for income tax of $76,343 for fiscal 2020. The increase is primarily due to increase income before provision of income taxes.

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

Gain (loss) from discontinued operation, net of income taxes

Our gain from discontinued operations was nil, or $0.00 per share (basic and diluted), for the year ended December 31, 2021, as compared with a income from discontinued operations of $25,500, or $(0.00) for the year ended December 31, 2020. Our loss from discontinued operations was $76,944, or $(0.00) per share (basic and diluted), for the year ended December 31, 2019.

The summarized operating result of discontinued operation included our consolidated statements of operation is as follows:

	For The Years Ended December 31,
	2021	2020	2019
Revenues	$-	$237,431	$379,630
Cost of revenues	-	160,810	199,888
Gross profit	-	76,621	179,742
Operating expenses	-	353,219	196,060
Other income, net	-	(45,125)	(2,240)
Loss before income taxes	-	(321,723)	(18,558)
Income tax expense	-	767	58,386
Loss from discontinued operations	-	(322,490)	(76,944)
Gain from disposal, net of taxes	-	347,990	-
Total income/(loss) from discontinued operations	$-	$25,500	$(76,944)

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

Net loss

As a result of the factors described above, our net income for fiscal 2021 was $3,551,695, compared to net loss of $1,071,648 for fiscal 2020, a decrease in net loss of $4,623,343, or 431%. Our net loss for fiscal 2019 was $1,562,855, a decrease in net loss of $491,207, or 31%.

Foreign currency translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of us. The functional currency of AGM Group Holdings, Inc., AGM Technology Limited, AGM Defi Tech Ltd., our subsidiaries established pursuant to the laws of Hong Kong, AGM DEFI LAB PTE. Ltd., our subsidiary established pursuant to the laws of Singapore, and AGM Software Services Ltd, our subsidiary established pursuant to the laws of the British Virgin Islands are United States dollar. The functional currency of AGM Tianjin Construction Development Co, Ltd., Beijing AnGaoMeng Technology Service Co., Ltd., Nanjing Lucun Semiconductor Co. Ltd., our indirect subsidiaries established pursuant to the laws of China, are Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates.

The Consolidated Balance Sheets balances, with the exception of equity at December 31, 2021 and 2020, were translated at RMB6.3757 and RMB6.5378 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Income and the Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019 were RMB6.4514, RMB6.9003 and RMB6.9074 to $1.00, respectively.

Net gains and losses resulting from foreign exchange translations are included in the Comprehensive income on the consolidated statements of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation gain/(loss) of $169,472, $(154,768) and $95,060 for the. This non-cash loss had the effect of increasing our reported comprehensive income or loss.

B. Liquidity and Capital Resources.

Liquidity

For the years ended December 31, 2021 and 2020

Liquidity is the ability of a company to generate funds to support our current and future operations, satisfy our obligations and otherwise operate on an ongoing basis. As of December 31, 2021 and December 31, 2020, we had working capital of $24.5 million and $3.7 million, including cash and cash equivalents of $18.4 million and $0.7 million, respectively. As a result, we believe that our current cash and cash to be generated from our operations will be sufficient to meet our working capital needs for at least the next twelve months. We are not dependent upon the access to borrow loans from our related parties. We plan to expand our business to implement our growth strategies to broaden our service and strengthen our position in the marketplace.

The following table sets forth a summary of changes in our working capital from December 31, 2020 to December 31, 2021:

	December 31,	December 31,		Percentage
	2021	2020	Change	Change
Working capital:
Total current assets	$87,319,271	$6,202,131	$81,117,140	1,308%
Total current liabilities	62,819,301	2,538,955	60,280,346	2,374%
Working capital	$24,499,970	$3,663,176	$20,836,794	569%

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flow Summary

The following table sets forth certain items in our consolidated statements of cash flows for 2021, 2020 and 2019.

	For The Years Ended December 31,
	2021	2020	2019

Net cash used in operating activities	(1,854,458)	(1,652,022)	(196,393)
Net cash used in investing activities	(339,657)	(1,195)	(5,010,387)
Net cash provided by financing activities	19,558,681	111,878	(526,329)
Effect of exchange rate changes on cash and cash equivalents	397,451	129,375	(55,667)
Net change in cash and cash equivalents	17,762,017	(1,411,964)	(5,788,776)
Cash and cash equivalents, beginning of the year	664,605	2,076,569	7,865,345
Cash and cash equivalents, end of the year	18,426,622	664,605	2,076,569
Less cash and cash equivalents of discontinued operations–end of year	-	-	613,979
Cash and cash equivalents of continuing operations–end of year	$18,426,622	$664,605	$1,462,590

We have cash and cash equivalents held in financial institutions in the following countries (regions):

	December 31,	December 31,
Country (Region)	2021	2020
China (Mainland)	$16,566,953	$148,747
China (Hong Kong)	1,599,983	271,212
Singapore	259,686	244,646
Total cash and cash equivalents	$18,426,622	$664,605

Operating Activities:

Net cash used in operating activities of continuing operations was $1,854,458 for fiscal 2021, primarily due to a net income of $3,551,695. The adjustments for changes in assets and liabilities primarily included (i) an increase of advances to suppliers of $40,485,521, (ii) an increase of inventories of $22,433,140, offset by (iii) a decrease of advances from customers of $42,231,914 and (iv) a decrease of accounts payable of $14,111,595.

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

Net cash used in operating activities of discontinued operations was nil, $296,692 and $35,467 in fiscal 2021, 2020 and 2019, respectively.

Investing Activities:

Net cash used in investing activities of continuing operations was $339,657 for the leasehold improvement in fiscal 2021.

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

Net cash used in investing activities from discontinued operations was $385 and $33,956 for fiscal 2020 and 2019, respectively. There was no net cash provided or used by investing activities of discontinued operations for fiscal 2021.

Financing Activities:

Net cash provided by financing activities was of continuing operations $19,558,681 for fiscal 2021. It was mainly attributable to proceeds from issuance of Class A ordinary shares of $17,639,999 and proceeds from short-term borrowings of $1,568,455.

Net cash provided by financing activities was of continuing operations $198,226 for fiscal 2020. It was attributable to proceeds from issuance of Class A ordinary shares of $667,901 and borrowings from related parties of $125,212, offset by repayment of related party loans and advances of $594,887.

Net cash used in financing activities was of continuing operations $580,297 for fiscal 2019. It was attributable to repayment of related party loans and advances of $587,120 and offset by borrowings from related parties of $6,823.

Net cash used by financing activities of discontinued operations was $86,348 for fiscal 2020. Net cash provided by financing activities of discontinued operations of $53,968 for fiscal 2019. There was no net cash provided by or used in financing activities of discontinued operations for fiscal 2021.

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

Regulatory Restrictions on Capital Injections

If we conduct offerings in the future, we plan to use proceeds from such offerings to fund our business from time to time. In order to do so, we will be required to comply with the following Chinese regulations regarding capital injections to foreign-invested enterprises.

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

We may choose to finance subsidiaries by means of capital contributions. These capital contributions must be registered with the Ministry of Commerce or its local counterpart. In March 2015, SAFE issued the Circular Concerning the Reform of the Administration of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No.19, which became effective in June 2015. SAFE Circular No.19 regulates the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. Furthermore, SAFE promulgated a circular in June 2016, SAFE Circular No.16, which further revises some clauses in the SAFE Circular No.19. SAFE Circular No. 19 and No.16 provide that the capital-account foreign exchange incomes of a domestic enterprise shall not be used for expenditures that are forbidden by relevant laws and regulations, for purposes that are not included in the business scope approved by the applicable government authority, shall not be used for direct or indirect equity investments within China or for any other kind of investment except principal-guaranteed wealth-management products, unless otherwise prescribed by other laws and regulations, shall not be used for issuing RMB entrusted loans (except included in the business scope approved by the applicable government authority or issuing RMB entrusted loans to affiliated enterprises), repaying inter-enterprise loans, repaying bank loans which has been refinanced to third parties, issuing RMB loans to non-affiliated enterprises unless expressly permitted in the business scope and shall not be used to purchase real estate that is not for personal use except if we are a real estate enterprise. In addition, SAFE supervises the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company by further focusing on ex post facto supervision and violations. Previously, for FIEs the increase of capital contribution shall be approved by MOFCOM. In 2016, the approval was changed to registration. Currently, China is holding more open and tolerate attitude toward FIEs. Even with more and more open policy toward FDI and FIEs, Circulars mentioned above may still have some limit on our ability to use the net proceeds from future offerings to invest in or acquire any other Chinese companies in China, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which we operate. While it is unknown how long these conditions will last and what the complete financial effect will be to us, to date, we are not expecting to experience any adverse effects other than:

1. Difficulty in communicating with potential acquisition targets.

2. Fund-raising events may be limited.

Additionally, it is possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, including the ability to raise additional funding.

Capital Resources

As of December 31, 2021 and 2020

The following table provides certain selected balance sheets comparisons as of December 31, 2021 and December 31, 2020:

	December 31,	December 31,	Increase
	2021	2020	(Decrease)%
Cash and cash equivalents	$18,426,622	$664,605	$17,762,017	>100%
Accounts receivable	2,608,325	-	2,608,325	>100%
Inventories	22,433,140	-	22,433,140	>100%
Advances to suppliers	40,485,521	-	40,485,521	>100%
Prepayment and other current assets	3,326,425	5,420,916	(2,094,491)	(39)%
Due from related parties	39,238	116,610	(77,372)	>100%
Total current assets	87,319,271	6,202,131	81,194,512	>100%
Property and equipment, net	322,397	19,320	303,077	>100%
Intangible assets, net	8,633	10,113	(1,480)	(15)%
Operating lease right-of-use assets	241,554	-	241,554	>100%
Deferred tax asset	129,034	-	129,034	>100%
Total non-current assets	701,618	29,433	672,185	>100%
Total assets	$88,020,889	$6,231,564	$81,789,325	>100%

Short-term borrowings	$1,568,455	$-	$1,568,455	>100%
Accounts payable	14,116,569	4,974	14,111,595	>100%
Accrued expenses and other payables	3,597,440	1,819,545	1,777,895	98%
Advance from customers	42,231,914	-	42,231,914	>100%
Due to related parties	1,215,573	714,436	501,137	70%
Deferred revenue - current	38,111	-	-	>100%
Operating lease liabilities, current	51,239	-	51,239	>100%
Total current liabilities	62,819,301	2,538,955	60,280,346	>100%
Operating lease liabilities, non-current	147,812	-	147,812	>100%
Total liabilities	$62,967,113	$2,538,955	$60,428,158	>100%

Cash

As of December 31, 2021, we have a total of $18,426,622 in cash and cash equivalents, among which $16,566,953 was held inside China (Mainland), and $1,859,669 was held outside of China (Mainland). As of December 31, 2020, we have a total of $664,605 in cash and cash equivalents, among which $148,747 was held inside China (Mainland), and $515,858 was held outside of China (Mainland). We have not transferred and do not plan to transfer our cash in RMB outside of China (Mainland) in order to avoid unnecessary currency exchange cost. Our subsidiaries in China (Mainland) incur expenses from time to time, and we have spent and plan to spend our cash in RMB to cover those expenses.

Prepaid expenses and other current assets, net

As of December 31, 2021, balances of prepayment and other current assets were $3,326,425, a decrease of $2,094,491, compared to $5,420,916 as of December 31, 2020. The decrease was primarily due to fund returned from intent acquisition, partially offset by increase of prepaid input VAT of 2,848,547, as shown in the following table.

	December 31,	December 31,
	2021	2020
Prepaid expenses	$51,301	$54,466
Note receivable	-	400,000
Advance deposit for intent acquisition	-	4,937,664
Short-term borrowing	400,000	-
Prepaid input VAT	2,848,547	-
Deposits and others	26,577	28,786
Total prepayment and other current assets	$3,326,425	$5,420,916

Current assets

Current assets as of December 31, 2021 totaled $87,319,271, an increase of $81,194,512 from our December 31, 2020 balance. The increase was primarily resulted from a $40,485,521 increase in advance to suppliers, a $22,433,140 increase in inventories and a $17,762,017 increase in cash and cash equivalents.

Accrued liabilities and other payables

Accrued liabilities and other payables mainly included wages payable, VAT payable, income tax payable, deposit payables and other payables. Accrued liabilities and other payables as of December 31, 2021 were $3,597,440, an increase of $1,777,895, compared to $1,819,545 as of December 31, 2020.

Credit Facility

We mainly finance our operations through proceeds borrowed from related parties. As of December 31, 2021, due to related parties were $1,215,573, an increase of $501,137, compared to $714,436 as of December 31, 2020. Due to related parties as of December 31, 2020 and 2019 include:

	December 31,	December 31,
	2021	2020
Zhentao Jiang	$1,119,465	$712,485
Yufeng Mi	2,000	1,951
Yang Cao	94,108	-
Total due to related parties	$1,215,573	$714,436

	December 31,	December 31,
	2021	2020
Wenjie Tang	39,238	116,610
Total due from related parties	$39,238	$116,610

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses related parties paid on behalf of us. These loans are interest free, unsecured and repayable on demand.

From time to time, we borrowed $907,135 from related parties and repaid $517,670 to related parties in the year ended December 31, 2021. We borrowed $241,822 from related parties and repaid $594,887 to related parties in the year ended December 31, 2020. We borrowed $6,823 from related parties and repaid $587,120 to related parties in the year ended December 31, 2019.

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

Revenue Recognition

We adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented. The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which We expect to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by us in determination of revenue recognition:

●	Step 1: Identify the contract(s) with the customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price;

●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when or as we satisfie a performance obligation.

We are a blockchain hardware machine and software developer, engaging in research, development and sales of cryptocurrency mining machine and standardized computing equipment.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

We derive revenue from the sale of cryptocurrency mining machine and standardized computing equipment, technical support plans and software customization services for the years ended December 31, 2021, 2020 and 2019. We began the business transformation to became a blockchain hardware machine and software developer in 2021. We enter into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recorded and recognized revenues from both products and services in one account, which we present as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive income.

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

Fair Value of Financial Instruments

We follow the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

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

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, advance to suppliers, prepayment and other current assets, short-term borrowings, accounts payable, accrued expenses and other payables and due to related parties approximate their fair value based on the short-term maturity of these instruments.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. The ASU is effective for public company for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. For all other entities including emerging growth companies, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We have adopted ASU 2016-13 since January 1, 2021, the impact of which on our consolidated financial statements was immaterial.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on our consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our consolidated financial condition, results of operations, cash flows, or disclosures.

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

E. Off-Balance Sheet Arrangements.

There were no off-balance sheet arrangements for the fiscal years ended December 31, 2021, 2020 and 2019, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Chenjun Li	39	Co-Chief Executive Officer and Chairman of the Board
Wenjie Tang	40	Co-Chief Executive Officer and Director
Steven Sim	44	Chief Financial Officer
Yufeng Mi	45	Chief Technology Officer
Bo Zhu	35	Chief Strategy Officer
Jialin Liu	63	Independent Director and Chairman of Compensation Committee.
Jing Shi	37	Independent Director and Chairman of Nominating Committee
Fangjie Wang	32	Independent Director and the Chairwoman of the Audit Committee
Yafang Wang	44	Secretary of the Board

The business address of each of the officers and directors is c/o Creative Consultants (Hong Kong) Limited Room 1502-3 15/F., Connaught Commercial Building, Wanchai, Hong Kong.

Chenjun Li. Mr. Li is an expert in the sector of fintech and blockchain-oriented ASIC (Application Specific Integrated Circuit), possessing over 10 years of experience in credit card and credit card related systems and 8 years of experience in blockchain-oriented ASIC and other blockchain applications. He is proficient in software development, and has expertise using open-source technology system and operating system principles. Mr. Li started his career at Shanghai Huateng Software System Co., Ltd. and Tonglian Payment Network Service Co., where he served for 7 years and took the responsibilities of module development, joint debugging and testing, identifying problems, and bug fixes, designing, developing the integrated management platform of the Agricultural Bank of China’s Credit Card Center in addition to its core system, designing and developing of the second-generation system of China UnionPay II and overseeing system architecture, system analysis, quality control, and follow-up planning, among others. From 2013 to 2021, Mr. Li served as the Chief Technology Officer at Shenzhen HighSharp Electronics Ltd., where he was responsible for not only constructing and designing R&D of SMIC's 55nm ASIC, TSMC's 16nm ASIC chip, Samsung's 10nm ASIC chip, and SMIC's N+1 ASIC chip, but also the algorithm design, system design, algorithm verification and system verification of high-performance ASIC and the entire solution. Mr. Li obtained his bachelor’s degree in computer science and technology from Tongji University in 2005.

Wenjie Tang. Mr. Tang is the co-founder of our Company and has served as Chief Executive Officer since the beginning and serve as director of the Company commencing February 9, 2018. Before co-founding our subsidiary AGM Beijing, he co-founded and held the Chief Executive Officer position in Beijing Miteke Technology Co. Ltd. from 2011 to 2015, and was Chief Representative and Chief Business Officer in MeiZhi Huangqiu Beijing Technology Co. Ltd. from 2009 to 2011. Mr. Tang earned his master’s degree in Economics from Tufts University in Boston, and his bachelor’s degree in Economics from Shanghai Fudan University. He is a Certified Financial Analyst (level 3 candidate), and has passed series 3 of the National Commodities Futures Examination in the United States. Mr. Tang has 16 years of experience in forex and futures trading, more than 19 years of experience in stock and futures investment. He also has a profound understanding of the operation principles, market microstructure, macro trading, trading system and risk control.

Steven Yuan Ning Sim. Mr. Sim has over 15 years of audit and financial management experience. Mr. Sim has served as the Chief Financial Officer of Pintec Technology Holdings Limited (Nasdaq: PT), an independent financial solutions provider in China, since October 2016. Mr. Sim has also served as an independent director of Skillful Craftsman Education Technology Limited (Nasdaq: EDTK), a provider of online education and technology services in China, since March 2021. Previously, Mr. Sim served as vice president of finance at Sohu.com Inc. from 2014 to 2016. From 2011 to 2014, he served as chief financial officer at Leyou Inc., a leading multi-channel baby and maternity platform in China. Mr. Sim served in various capacities at leading public accounting firms including Deloitte & Touche in Beijing, KPMG Europe LLP in London, and Ernst & Young and BDO Raffles in Singapore between 2001 and 2010. Mr. Sim obtained his bachelor’s degree in applied accounting from Oxford Brooks University in 2002 and his MBA degree from European Institute of Business Administration (INSEAD) in 2010. Mr. Sim is a member of the Association of Chartered Certified Accountants (ACCA).

Yufeng Mi. Mr. Mi has served as Chief Technology Officer since the beginning. Before co-founding our subsidiary AGM Beijing, he co-founded Beijing Miteke Technology Co. Ltd. with Wenjie Tang and was the IT department manager in MeiZhi Huangqiu Beijing Technology Co. Ltd. from 2011 to 2015. Mr. Mi earned his master’s degree in Computer Science from Université Pierre et Marie Currie, his master’s degree in finance from Université Dauphine, and his bachelor’s degree in communication technology from Shanghai Jiaotong University. He is a Certified Financial Analyst (level 1) in the United States and a Financial Risk Manager. Mr. Mi is experienced in B2C e-commerce, forex and futures trading system, and trading system design.

Bo Zhu. Mr. Zhu possesses an in-depth understanding of the blockchain technology application, as well as a well-known reputation and extensive network within the industry due to the extended time spent in high-performance computing research in the past years.

Jialin Liu. Mr. Liu has served as our Independent Director and Chairman of Compensation Committee since March 2017. He has been the Chairman of the Board of Profit Well Gold Investment (Beijing) Co., Ltd. since 2006. He earned his bachelor’s degree from Central University of Finance and Economics. He is very experienced with administrative management and finance.

Jing Shi. Ms. Shi has been the Assistant to CEO at Dingyi Group since August 2019. Ms. Shi has had extensive experience at various investment companies with regard to financial management and account operations. From July 2018 to June 2019, Ms. Shi was in charge of all the financial operations at Baowan Capital. Ms. Shi started her career as a member of its Capital Settlement Office in 2011, at the prestigious China General Nuclear Power Corporation, where she would eventually advance to senior management within 5 years. From July 2012 to June 2015, she was an accountant at the New Project Department. From July 2015 to July 2018, Ms. Shi served as a Senior Manager at the Investment and Development Center, where she managed all aspects of financial operations of the company. Ms. Shi acquired her Bachelor’s Degree in Investment Management from the Central University of Finance and Economics in 2009, and her Master’s Degree from the Chinese Academy of Fiscal Sciences in 2011.

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

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our Board of Directors. There is no family relationship among any of our directors or executive officers.

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

Board Committees

The business and affairs of the company are managed under the direction of our Board of Directors. We have conducted Board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this annual report, the Board of Directors has adopted procedures for communication with the officers and directors on September 15, 2017. Stockholders will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual stockholders’ meetings. All communications from stockholders are relayed to the members of the Board of Directors.

Board Committees

We have established and adopted charters for three standing committees under the Board of Directors: the Audit Committee, the Compensation Committee, the Nominating Committee. Each Committee consists of only independent directors of the Company.

●	Audit Committee: Fangjie Wang (Chair), Jing Shi, Jialin Liu

●	Compensation Committee: Jialin Liu (Chair), Jing Shi, Fangjie Wang

●	Nominating Committee: Jing Shi (Chair), Fangjie Wang, Jialin Liu

The Board of Directors also adopted an insider trading policy that allows insiders to sell securities of the Company pursuant to pre-arranged trading plans.

Effective October 23, 2000, the SEC adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

Audit Committee

Our Audit Committee consisted of Ms. Fangjie Wang, Mr. Jialin Liu and Ms. Jing Shi. Ms. Fangjie Wang is the chairman of our audit committee. We have determined that Ms. Fangjie Wang, Mr. Jialin Liu and Ms. Jing Shi satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our Board of Directors has determined that Ms. Wang qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Jialin Liu, Ms. Fangjie Wang and Ms. Jing Shi. Mr. Jialin Liu is the chairman of our compensation committee. We have determined that Mr. Jialin Liu, Ms. Fangjie Wang and Ms. Jing Shi satisfy the “independence” requirements under Nasdaq Rule 5605. The compensation committee will assist the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the Board of Directors for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the Board of Directors for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee

Our nominating committee consists of Ms. Jing Shi, Ms. Fangjie Wang and Mr. Jialin Liu. Ms. Jing Shi is the chairperson of our nominating committee. We have determined that Ms. Jing Shi, Ms. Fangjie Wang and Mr. Jialin Liu satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee will assist the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the Board of Directors;

●	reviewing annually with the Board of Directors the current composition of the Board of Directors with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the Board of Directors; and

●	advising the Board of Directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the Board of Directors on all matters of corporate governance and on any remedial action to be taken.

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

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the Board of Directors or otherwise contained in the minutes of a meeting or a written resolution of the Board of Directors or any committee of the Board of Directors that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

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

Insider Trading Policy

The Board of Directors also adopted an insider trading policy that allows insiders to sell securities of the Company pursuant to pre-arranged trading plans.

This insider trading policy was put into place because effective October 23, 2000, the SEC adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

Code of Business Conduct and Ethics and other Corporate Governance Policies

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees. Our standards are in writing and have been posted on our website at www.agmprime.com. The following is a summation of the key points of the Code of Ethics we adopted:

●	Honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	Full, fair, accurate, timely, and understandable disclosure reports and documents that a small business issuer files with, or submits to, the SEC and in other public communications made by our Company;

●	Full compliance with applicable government laws, rules and regulations;

●	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

●	Accountability for adherence to the code.

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

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Mr. Chenjun Li, Mr. Wenjie Tang, Mr. Yufeng Mi, Mr. Steven Sim, Mr. Bo Zhu, and Ms. Yafang Wang.

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2021 and 2020.

Name and Principal Position	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Wenjie Tang	2021	42,000	0	0	0	42,000
Co-Chief Executive Officer	2020	40,200	0	0	0	40,200

Chenjun Li	2021	-	-	-	-	-
Co-Chief Executive Officer(1)	2020	-	-	-	-	-

Guofu Zhang	2021	-	-	-	-	-
Former Chief Financial Officer(2)	2020	54,448	0	0	0	54,448

Zhihe Yang	2021	-	-	-	-	-
Former Chief Financial Officer(3)	2020	15,861	0	0	0	15,861

Steven Sim	2021	9,411	0	0	0	9,411
Chief Financial Officer(4)	2020	-	-	-	-	-

Xiaoding Wu	2021	-	-	-	-	-
Former Chief Operating Officer(5)	2020	29,820	0	0	0	29,820

Yufeng Mi	2021	30,000	0	0	0	30,000
Chief Technology Officer	2020	11,225	0	0	0	11,225

Bo Zhu	2021	80,000	0	0	0	80,000
Chief Strategy Officer	2020	-	-	-	-	-

Yafang Wang	2021	20,706	0	0	0	20,706
Secretary of the Board	2020	20,916	0	0	0	20,916

(1)	Chenjun Li was appointed as Co-Chief Executive officer, effective July 12, 2021.

(2)	Guofu Zhang resigned as Chief Financial Officer in October 2020, effective October 14, 2020.

(3)	Zhihe Yang resigned as Chief Financial Officer on September 23, 2021, effective September 23, 2021.

(4)	Steven Sim was appointed by the Board of Directors as the Chief Financial Officer, effective September 24, 2021.

(5)	Xiaoding Wu resigned as Chief Operating Officer in December 2020, effective December 31, 2020.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors are entitled receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with our directors Chenjun Li, Fangjie Wang, Jialin Liu and Jing Shi. In addition, our director Wenjie Tang receives compensation for his service as an officer of the Company. He has not received and will not receive compensation as a director of the Company.

The table below indicates the compensations we paid to our Board of Directors in their capacity as directors for fiscal years 2021 and 2020:

Name	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Chenjun Li	2021	0	0	0	0	0
Chairman of the Board(1)	2020	-	-	-	-	-

Bin Cao	2021	40,500	-	-	-	40,500
Former Chairman of the Board(1)	2020	52,800	0	0	0	52,800

Wenjie Tang	2021	0	0	0	0	0
Director(2)	2020	0	0	0	0	0

Fangjie Wang	2021	11,763	0	0	0	11,763
Independent Director and Chairman of Audit Committee	2020	10,616	0	0	0	10,616

Jialin Liu	2021	10,201	0	0	0	10,201
Independent Director and Chairman of Compensation Committee	2020	8,847	0	0	0	8,847

Jing Shi	2021	20,000	0	0	0	20,000
Independent Director and Chairman of Nominating Committee(3)	2020	-	-	-	-	-

Tingfu Xie(3)	2021	5,882	0	0	0	5,882
Former Independent Director and Chairman of Nominating Committee	2020	10,616	0	0	0	10,616

(1)	The employment agreement between the Company and Mr. Bin Cao, expired on May 19, 2021. Mr. Cao continued to serve on an at-will basis after expiration through September 10, 2021, when the Board of Directors determined not to extend Mr. Cao’s employment and to remove Mr. Cao from all position of the Company. On September 15, 2021, the Board of Directors approved the appointment of Chenjun Li as the director and the Chairman of the Board to replace Bin Cao.

(2)	Wenjie Tang is a director and the co-Chief Executive Officer. Mr. Tang receives an annual salary for his service as the co-CEO. He does not receive any compensation as a director.

(3)	On April 30, 2021, Tingfu Xie tendered his resignation as director, the chairman of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company, effective April 30, 2021. Ms. Jing Shi was appointed as the succeeding director, the chairwoman of the Nominating Committee and a member of the Audit Committee and the Compensation Committee of the Company, effective April 30, 2021.

Item 7.	Major Shareholders and Related Party Transactions

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

Our company is authorized to issue 200,000,000 Class A ordinary shares of $0.001 par value per share and 200,000,000 Class B ordinary shares of $0.001 par value per share. The number and percentage of ordinary shares beneficially owned are based on 24,254,842 Class A ordinary shares of $0.001 par value per share and 2,100,000 Class B ordinary shares of $0.001 par value per share issued and outstanding as of the date of this report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Class A ordinary shares and/or Class B ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A ordinary shares and/or Class B ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, Class A ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 6, 2021 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A ordinary shares and Class B ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road, Wanchai, Hong Kong. As of the date hereof, we have 195 registered shareholders of record of Class A ordinary shares and 2 registered shareholders of record of Class B ordinary shares.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A)	Percentage Ownership (Class A)	Amount of Beneficial Ownership (Class B)	Percentage Ownership (Class B)	Combined Voting Power of Class A and Class B	Combined Voting Power of Class A and Class B Ordinary Shares as a Percentage(3)
Directors and Named Executive Officers:
Chenjun Li, Chairman of the Board	-	0%	-	0%	-	0%
Wenije Tang, Chief Executive Officer and Director(1)	6,500,000	26.80%	1,500,000	71.42%	14,000,000	40.28%
Steven Sim, Chief Financial Officer	-	0%	-	0%	-	0%
Yufeng Mi, Chief Technology Officer(2)	600,000	2.47%	600,000	28.57%	3,600,000	10.36%
Bo Zhu, Chief Strategy Officer		%		%		%
Yafang Wang, Secretary of the Board	-	0%	-	0%	-	0%
Jing Shi, Independent Director and Chairwoman of Nominating Committee	-	0%	-	0%	-	0%
Fangjie Wang, Independent Director and Chairman of Audit Committee	-	0%	-	0%	-	0%
Jialin Liu, Independent Director and Chairman of Compensation Committee	-	0%	-	0%	-	0%
All directors and executive officers as a group (9 persons)	7,100,000	29.27%	2,100,000	100%	17,600,000	50.64%

5% Beneficial Owners:
None

(1)	Wenjie Tang holds and 1,500,000 Class B ordinary shares. Defi Tech Holdings Ltd., a company formed under the laws of Hong Kong SAR, holds 1,500,000 Class A ordinary shares. Wenjie Tang is the sole shareholder and director of Defi Tech Holdings Ltd. and therefore is deemed the beneficial owner of the 1,500,000 Class A ordinary shares held by Defi Tech Holdings Ltd. In addition, Firebull Tech Limited, a company formed under the laws of Hong Kong SAR, holds 5,000,000 Class A ordinary shares. Wenjie Tang has the voting and dispositive power of and therefore is deemed the beneficial owner of the 5,000,000 Class A ordinary shares held by Firebull Tech Limited.

(2)	Yufeng Mi holds 600,000 Class B ordinary shares. GMT Tech Holdings Limited, a company formed under the laws of Hong Kong SAR, holds 600,000 Class A ordinary shares. Yufeng Mi is the sole shareholder and director of GMT Tech Holdings Limited and therefore is deemed the beneficial owner of the 600,000 Class A ordinary shares held by GMT Tech Holdings Limited.

(3)	Each Class B ordinary share in the Company confers upon the shareholder the right to five (5) votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class B ordinary share will vote together with holders of our Class A ordinary share as a single class on all matters presented to our shareholders for their vote approval.

Related Party Transactions

As of December 31, 2021, related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Zhentao Jiang	Former Director and principal shareholder
Wenjie Tang	Chief Executive Officer (“CEO”), Director, and shareholder
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
Yang Cao	Director of Nanjing Lucun

Due to related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of December 31, 2021 and December 31, 2020, due to related parties consisted the following:

	December 31,	December 31,
	2021	2020
Zhentao Jiang	$1,119,465	$712,485
Yufeng Mi	2,000	1,951
Yang Cao	94,108	-
Total due to related parties	$1,215,573	$714,436

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business. These amounts are interest free, unsecured and could be settled on demand.

From time to time, the Company borrowed $907,135 from related parties and repaid $517,670 to related parties in the year ended December 31, 2021. The Company borrowed $241,822 from related parties and repaid $594,887 to related parties in the year ended December 31, 2020.

Due from related parties

As of December 31, 2021 and December 31, 2020, due from related parties consisted the following:

	December 31,	December 31,
	2021	2020
Wenjie Tang	39,238	116,610
Total due from related parties	$39,238	$116,610

Amounts due from related parties are interest free, unsecured and could be settled on demand. For the years ended December 31, 2020 and 2021, related parties totally borrowed 116,610 and $39,238 from the Company, respectively.

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

B. Memorandum and articles of association

AGM Holdings was incorporated on April 27, 2015 under the BVI Companies Act, 2004 as a company limited by shares. As of the date of hereof, the Company is authorized to issue 200,000,000 Class A ordinary shares of $0.001 par value per share and 200,000,000 Class B ordinary shares of $0.001 par value per share. As of the date of this report, there are 24,254,842 Class A ordinary shares and 2,100,000 Class B ordinary shares issued and outstanding.

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

Class A Ordinary Shares

General

Each Class A ordinary share in the Company confers upon the shareholder the right to one vote per share at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class A Ordinary Share will vote together with holders of our Class B ordinary shares as a single class on all matters presented to our shareholders for their vote approval.

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

Shareholders’ voting rights

Any action required or permitted to be taken by the shareholders must be taken at a duly called meeting of the shareholders entitled to vote on such action. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A ordinary share or five votes for each Class B ordinary share. Holders of our Class A ordinary shares will vote together with holders of our Class B ordinary shares as a single class on all matters presented to our shareholders for their vote approval. An action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing.

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

Transfer of Class A Ordinary Shares

Subject to the restrictions in our memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her Class A ordinary shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our Board of Directors may not resolve to refuse or delay the transfer of any Class A ordinary shares or Class B ordinary shares unless the shareholder has failed to pay an amount due in respect of it.

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

British Virgin Islands Taxation

Under the BVI Act as currently in effect, a holder of ordinary shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the Class A ordinary shares and Class B ordinary shares and a holder of Class A ordinary shares and/or Class B ordinary shares is not required to pay any income tax in the British Virgin Islands on gains realized during that year on sale or disposal of such shares. The laws of the British Virgin Islands do not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

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

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our Class A ordinary shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A ordinary shares.

Tax Treaties

As above mentioned, according to the Sino-U.S. Tax Treaty which was effective on January 1st, 1987 and aimed to avoid double taxation disadvantage, income that is incurred in one nation should be taxed by that nation and exempted from the other nation, but for the dividend that is generated in China and distributed to foreigners in other nations, a rate 10% tax will be charged.

Taxation of Dividends and Other Distributions on our Class A ordinary shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Class A ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, the Class A ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A ordinary shares, including the effects of any change in law.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A ordinary shares for more than one year, you will be eligible for reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), 20% (for individuals in the 39.6% tax brackets) or 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2021. Our actual PFIC status for the current taxable year ending December 31, 2021 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A ordinary shares, our PFIC status will depend in large part on the market price of our Class A ordinary shares. Accordingly, fluctuations in the market price of the Class A ordinary shares may cause us to become a PFIC. If we are a PFIC for any year during which you hold Class A ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Class A ordinary shares.

If we are a PFIC for any taxable year during which you hold Class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A ordinary shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A ordinary shares cannot be treated as capital, even if you hold the Class A ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Class A ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such Class A ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Class A ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Class A ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Class A ordinary shares, as well as to any loss realized on the actual sale or disposition of the Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A ordinary shares. Your basis in the Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Class A ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including The Nasdaq Capital Market. If the Class A ordinary shares are regularly traded on The Nasdaq Capital Market and if you are a holder of Class A ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Class A ordinary shares and any gain realized on the disposition of the Class A ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to Class A ordinary shares, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

As of the latest fiscal year ended December 31, 2021, we had immaterial derivative financial instruments (open FX positions with a total fair value of $0) and did not have any derivative commodity instruments. Our other financial instruments, including cash and cash equivalents, transaction monetary assets held for clients, net accounts receivable, prepaid expenses and other current assets, accounts payable, deposits payable, accrued expenses and other current liabilities, advance from customers, and income tax payable, are exposed to certain market risk such as foreign currency risk and interest rate risk. Our overall risk management program focuses on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on our financial performance and position. Our other financial instruments primarily include cash and cash equivalents, accounts receivable and accounts payable for whose carrying values approximate to their fair value due to the short term nature of these balances. Therefore, we do not expect our other financial instruments to be exposed to material impacts from market risk. However, we have still summarized the relevant market risk and its potential impacts to our other financial instruments as below:

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

We estimated that as of December 31, 2021 and 2020, a 10% appreciation in RMB against the U.S. dollar would have resulted in a decrease of $3,759,650 and $90,174 to our financial liabilities denominated in RMB and would have resulted in a corresponding decrease in our consolidated comprehensive loss, respectively. As of December 31, 2021 and 2020, our financial assets denominated in RMB were material and therefore may be subject to material market fluctuation.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Exchange Act in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(b)	Management’s annual report on internal control over financial reporting.

Based on its assessment, our management concluded that as of December 31, 2021, our disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act.

In preparing our consolidated financial statements for the years ended December 31, 2021 and 2020, our management identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2021. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2021.

This annual report does not include an attestation report of the Company’s Independent Registered Public Accounting Firm as we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2021.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

TPS Thayer LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2021. JLKZ CPA LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2020 and 2019. Audit services provided by JLKZ CPA LLP for fiscal years ended December 31, 2020 and 2019 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

TPS Thayer LLC’s fee for the annual audit of our financial statements for the fiscal year ended December 31, 2021 was $120,000. JLKZ CPA LLP’s fee for the annual audit of our financial statements for the fiscal year ended December 31, 2020 was $90,000.

Audit-Related Fees

The Company has not paid TPS Thayer LLC for audit-related services for the fiscal year ended December 31, 2021.

The Company has not paid JLKZ CPA LLP for audit-related services for the fiscal year ended December 31, 2020.

Tax Fees

The Company has not paid TPS Thayer LLC for tax services for the fiscal year ended December 31, 2021. The Company has not paid JLKZ CPA LLP for tax services for the fiscal year ended December 31, 2020.

All Other Fees

The Company has not paid TPS Thayer LLC for any other services in fiscal year ended December 31, 2021. The Company has not paid JLKZ CPA LLP for any other services in fiscal year ended December 31, 2020.

Audit Committee Pre-Approval Policies

Before TPS Thayer LLC and JLKZ CPA LLP were engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by TPS Thayer LLC and JLKZ CPA LLP have been so approved.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2021.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must obtain its shareholders’ approval of certain transactions other than public offerings (Nasdaq rule 5635(d)). To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Capital Structure and Class A Ordinary Shares— We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of AGM Group Holdings Inc., filed as exhibit 3.2 to the Form F-1 filed on May 15, 2017 and incorporate by reference herein

2.1	Form of Warrant, filed as exhibit 4.1 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

2.2	Form of Placement Agent Warrant, filed as exhibit 4.2 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.1	English translation of Employment Agreement with Wenjie Tang, filed as exhibit 4.1 to the Form 20-F filed on April 22, 2022 and incorporate by reference herein

4.2	English translation of Employment Agreement with Zhihe Yang, filed as exhibit 10.2 to the Form 6-K filed on October 16, 2020 and incorporate by reference herein

4.3*	English translation of Employment Agreement with Yufeng Mi, filed as exhibit 4.3 to the Form 20-F filed on April 22, 2022 and incorporate by reference herein

4.4*	English translation of Employment Agreement with Bin Cao, filed as exhibit 4.4 to the Form 20-F filed on April 22, 2022 and incorporate by reference herein

4.5*	English translation of Employment Agreement with Yafang Wang, filed as exhibit 4.4 to the Form 20-F filed on April 22, 2022 and incorporate by reference herein

4.6	English translation of Agreement with Jialin Liu, filed as exhibit 10.14 to the Form F-1 filed on September 28, 2017 and incorporate by reference herein

4.7	English translation of Agreement with Tingfu Xie, filed as exhibit 10.15 to the Form F-1 filed on September 28, 2017 and incorporate by reference herein

4.8	English translation of Agreement with Fangjie Wang, filed as exhibit 10.2 to the Form 6-K filed on January 9, 2019 and incorporate by reference herein

4.9	English translation of Equity Transfer Agreement with Yushu Kingo City Real Estate Development Co., Ltd. dated January 16, 2020, filed as exhibit 10.1 to the Form 6-K filed on January 22, 2020 and incorporate by reference herein

4.10	Share Purchase Agreement, dated December 14, 2020, filed as exhibit 10.1 to the Form 6-K filed on December 31, 2020 and incorporate by reference herein

4.11	Promissory Note, dated December 14, 2020, filed as exhibit 10.2 to the Form 6-K filed on December 31, 2020 and incorporate by reference herein

4.12	English translation of Equity Transfer Agreement with Yushu Kingo City Real Estate Development Co., Ltd. Dated April 6, 2021, filed as exhibit 10.1 to the Form 6-K filed on April 9, 2021 and incorporate by reference herein

4.13	Offer Letter to Jing Shi, dated April 30, 2021, filed as exhibit 10.1 to the Form 6-K filed on May 6, 2021 and incorporate by reference herein

4.14	Employment Agreement with Bo Zhu, dated May 6, 2021, filed as exhibit 10.1 to the Form 6-K filed on May 10, 2021 and incorporate by reference herein

4.15	Employment Agreement with Chenjun Li, dated July 12, 2021, filed as exhibit 10.1 to the Form 6-K filed on July 16, 2021 and incorporate by reference herein

4.16	Employment Agreement with Steven Sim, dated September 24, 2021, filed as exhibit 10.1 to the Form 6-K filed on September 28, 2021 and incorporate by reference herein

4.17	Transfer Agreement with Yushu Kingo City Real Estate Development Co., Ltd., dated October 20, 2021, filed as exhibit 10.1 to the Form 6-K filed on October 22, 2021 and incorporate by reference herein

4.18	Placement Agency Agreement, dated December 10, 2021, filed as exhibit 10.1 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.19	Form of Securities Purchase Agreement, dated December 10, 2021, filed as exhibit 10.2 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.20	Form of Registration Rights Agreement, dated December 10, 2021, filed as exhibit 10.3 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.21	Form of Lock-up Agreement, dated December 10, 2021, filed as exhibit 10.4 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

8.1	List of Subsidiaries, filed as exhibit 21.1 to the Form F-3 filed on January 11, 2022 and incorporate by reference herein

11.1	Code of Business Conduct and Ethics, filed as exhibit 14.1 to the Form F-1 filed on September 19, 2017 and incorporate by reference herein

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.3*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.3**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of JLKZ CPA LLP

15.2*	Consent of TPS Thayer LLC

101.INS*	XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGM GROUP HOLDINGS INC.

By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Co-Chief Executive Officer

Date: May 16, 2022

AGM GROUP HOLDINGS INC.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

AGM Group Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of AGM Group Holdings Inc.(“the Company”), as of December 31, 2021 and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the year then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and the consolidated results of its operations and its cash flows for the year ended December 31, 2021, in conformity with U.S generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provided a reasonable basis for our opinion.

 /s/ TPS Thayer, LLC

We have served as the Company's auditor since 2022

Sugar Land, Texas

May 16, 2022

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

AGM GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except for number of shares)

	December 31,	December 31,
	2021	2020

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,426,622	$664,605
Accounts receivable, net	2,608,325	-
Inventories	22,433,140	-
Advances to suppliers	40,485,521	-
Prepayment and other current assets	3,326,425	5,420,916
Due from related parties	39,238	116,610
Total current assets	87,319,271	6,202,131
NON - CURRENT ASSETS:
Property and equipment, net	322,397	19,320
Intangible assets, net	8,633	10,113
Operating lease right-of-use assets	241,554	-
Deferred tax assets	129,034	-
Total non - current assets	701,618	29,433
TOTAL ASSETS	$88,020,889	$6,231,564

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$1,568,455	$-
Accounts payable	14,116,569	4,974
Accrued expenses and other payables	3,597,440	1,819,545
Advances from customers	42,231,914	-
Due to related parties	1,215,573	714,436
Deferred government grant - current	38,111	-
Operating lease liabilities - current	51,239	-
Total current liabilities	62,819,301	2,538,955
NON - CURRENT LIABILITIES:
Deferred government grant - non current	147,812	-
Total non - current liabilities	147,812	-
TOTAL LIABILITIES	$62,967,113	$2,538,955

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 24,254,842 and 21,356,290 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively)	$24,255	$21,356
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 2,100,000 and 7,100,000 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively)	2,100	7,100
Additional paid-in capital	26,010,366	8,368,266
Statutory reserves	63,659	-
Accumulated deficit	(1,459,779)	(4,947,815)
Accumulated other comprehensive income	413,175	243,703
Total shareholders’ equity	25,053,776	3,692,610
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$88,020,889	$6,231,565

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPEATIONS AND COMPREHENSIVE INCOME

(Amounts in US$, except for number of shares)

	For The Years Ended
	December 31,
	2021	2020	2019

Revenues
Revenues	$36,709,931	$53,305	$330,000
Total Revenues	36,709,931	53,305	330,000
Cost of Revenues
Cost of revenues	(30,112,363)	(38,534)	(43,056)

Gross profit	6,597,568	14,771	286,944

Operating expenses
Selling, general & administrative expenses	1,607,393	964,470	1,369,701
Research and development expenses	36,317	63,450	127,117
Total operating expenses	1,643,710	1,027,920	1,496,818

Income/(Loss) from operations	4,953,858	(1,013,149)	(1,209,874)

Other income/(expenses)
Other income	47,167	1,687	118,709
Other expenses	(43,171)	(9,343)	(363,815)
Gain on equity method investment	-	-	33,684
Total other income/(expense)	3,996	(7,656)	(211,422)

Income/(Loss) from continuing operations before provision of income taxes	4,957,854	(1,020,805)	(1,421,296)
Provision for income taxes expenses	(1,406,159)	(76,343)	(64,615)

Net income/(loss) from continuing operations	3,551,695	(1,097,148)	(1,485,911)

Discontinued operations
Loss from discontinued operations, net of income tax	-	(322,490)	(76,944)
Gain from disposal	-	347,990	-
Income/(loss) from discontinued operations, net of income tax	-	25,500	(76,944)

Net income/(loss)	$3,551,695	$(1,071,648)	$(1,562,855)

Comprehensive income/(loss)
Net income/(loss)	$3,551,695	$(1,071,648)	$(1,562,855)
Other comprehensive loss	-	-	-
Foreign currency translation adjustment	169,472	(154,768)	95,060
Total comprehensive income/(loss)	$3,721,167	$(1,226,416)	$(1,467,795)

Income/(Loss) earnings per common share
Continuing operations - Basic	$0.17	$(0.05)	$(0.07)
Continuing operations - Diluted	0.17	(0.05)	(0.07)
Discontinued operations - Basic	-	0.00	(0.00)
Discontinued operations - Diluted	-	0.00	(0.00)

Net income/(loss) per common share - basic	$0.17	$(0.05)	$(0.07)
Net income/(loss) per common share - diluted	$0.17	$(0.05)	$(0.07)

Weighted average Class A ordinary shares outstanding, basic	21,491,291	21,787,892	21,298,540
Weighted average Class A ordinary shares outstanding, diluted	21,511,469	21,787,892	21,298,540

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in US$)

	For The Years Ended
	December 31,
	2021	2020	2019

Cash flows from operating activities
Net income/(loss)	$3,551,695	$(1,071,648)	$(1,562,855)
Net gain from discontinued operations, net of tax	-	25,500	(76,944)
Net gain/(loss) from continuing operations	3,551,695	(1,097,148)	(1,485,911)

Adjustment to reconcile net income to net cash used in operating activities
Depreciation and amortization	38,363	33,437	50,273
Amortization of operating lease right-of-use asset	63,347	-	-
Other income	(22,119)	-	-
Gain on equity method investment	-	-	(33,684)
Gain from disposal of subsidiary	-	(347,990)	-
Changes in operating assets and liabilities:
Accounts receivable	(2,608,325)	-	-
Advances to suppliers	(40,485,521)	-	-
Prepayment and other current assets	2,094,491	103,145	347,763
Inventories	(22,433,140)	-	-
Deferred tax assets	(129,034)	-	-
Accounts payable	14,111,595	1,763	(76,441)
Accrued expenses and other payables	1,777,896	(48,537)	1,042,072
Income tax payable	-	-	(4,998)
Advances from customers	42,231,914	-	-
Deferred government grant	3,454	-	-
Operating lease liabilities	(49,074)	-	-
Net cash used in operating activities from continuing operations	(1,854,458)	(1,355,330)	(160,926)
Net cash used in operating activities from discontinued operations	-	(296,692)	(35,467)
Net cash used in operating activities	(1,854,458)	(1,652,022)	(196,393)

Cash flows from investing activities
Purchase of property and equipment	(339,657)	(810)	(700)
Process from sale of equity investment	-	-	361,933
Acquisition of subsidiaries	-	-	(400,000)
Advance deposit for intent acquisition	-	-	(4,937,664)
Net cash used in investing activities from continuing operations	(339,657)	(810)	(4,976,431)
Net cash used in investing activities from discontinued operations	-	(385)	(33,956)
Net cash used in investing activities	(339,657)	(1,195)	(5,010,387)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	17,639,999	667,901	-
Proceeds from related parties	907,135	241,822	6,823
Proceeds from short-term borrowings	1,568,455	-	-
Borrowings to related parties	(39,238)	(116,610)	-
Repayments to related parties	(517,670)	(594,887)	(587,120)
Net cash provided by financing activities from continuing operations	19,558,681	198,226	(580,297)
Net cash used in financing activities from discontinued operations	-	(86,348)	53,968
Net cash provided by financing activities	19,558,681	111,878	(526,329)

Effect of exchange rate changes on cash and cash equivalents	397,451	129,375	(55,667)
Net change in cash and cash equivalents	17,762,017	(1,411,964)	(5,788,776)
Cash and cash equivalents, beginning of the year	664,605	2,076,569	7,865,345
Cash and cash equivalents, end of the year	18,426,622	664,605	2,076,569
Less cash and cash equivalents of discontinued operations–end of year	-	-	613,979
Cash and cash equivalents of continuing operations–end of year	$18,426,622	$664,605	$1,462,590

Supplemental cash flow information
Interest paid	$34,721	$-	$-
Income taxes paid	$-	$-	$6,400

Non-cash investing and financing activities
Free operating lease due to government grant	$204,588	$-	$-
Additions of ROU Assets	$100,313	$-	$-
Common stock issued on acquisition	$-	$-	$7,600,000
Expense paid by related party	$-	$-	$61,864
Cancelled common stocks issued	$5,000	$7,600,000	$4,800

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in US$, except for number of shares)

	Number of Class A Ordinary Share	Number of Class B Ordinary Share	Class A Ordinary Share	Class B Ordinary Share	Additional paid-in capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income	Total

Balance, December 31, 2018	21,316,055	11,900,000	$21,316	$11,900	$7,695,605	$-	$(2,313,312)	$303,411	$5,718,920
Net loss							(1,562,855)		(1,562,855)
Issuance of common shares for acquisition equities of Anyi	475,000		475		7,599,525				7,600,000
Cancelled shareholders’ common stocks		(4,800,000)		(4,800)	4,800				-
Foreign currency translation adjustment								95,060	95,060
Balance, December 31, 2019	21,791,055	7,100,000	$21,791	$7,100	$15,299,930	$-	$(3,876,167)	$398,471	$11,851,125
Net loss							(1,071,648)		(1,071,648)
Issuance of common shares	40,235		40		667,861				667,901
Cancelled shareholders’ common stocks	(475,000)		(475)		(7,599,525)				(7,600,000)
Foreign currency translation adjustment								(154,768)	(154,768)
Balance, December 31, 2020	21,356,290	7,100,000	$21,356	$7,100	$8,368,266	$-	$(4,947,815)	$243,703	$3,692,610
Net income							3,551,695		3,551,695
Issuance of common shares	2,898,552		2,899		17,637,100				17,639,999
Appropriation to statutory reserve						63,659	(63,659)		-
Cancellation of Class B ordinary shares		(5,000,000)		(5,000)	5,000				-
Foreign currency translation adjustment								169,472	169,472
Balance, December 31, 2021	24,254,842	2,100,000	$24,255	$2,100	$26,010,366	$63,659	$(1,459,779)	$413,175	$25,053,776

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

On May 21, 2015, AGM Holdings incorporated a wholly owned subsidiary, AGM Technology Limited (“AGM Technology”) in Hong Kong. AGM Technology provides advanced online trading service for financial institutions in Asian areas.

On October 13, 2015, AGM Technology incorporated a Chinese limited liability subsidiary, AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly known as Shenzhen AnGaoMeng Financial Technology Service Co., Ltd., for the purpose of being a holding company for the equity interests in China. On October 19, 2020, AGM Holdings also incorporated a wholly owned subsidiary, AGM Tianjin International Financial Leasing Co. Ltd. (“AGM Leasing”) was in China under the laws of PRC. AGM Leasing was dissolved in July 2021.

On November 13, 2015 and September 28, 2016, AGM Tianjin incorporated two wholly owned Chinese limited liability subsidiaries, Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”), and Nanjing Xingaomeng Software Technology Co., Ltd. (“AGM Nanjing”), respectively. AGM Nanjing was dissolved under the laws of China on May 19, 2020.

On June 14, 2017, AGM Software Service LTD (“AGM Software”) was incorporated under the laws of BVI. AGM Software is a wholly-owned subsidiary of AGM Holdings and its principal activity will be assisting AGM Technology in providing core technology services to customers.

On July 26, 2019, AGM Holdings acquired 100% of Anyi Network Inc. (“Anyi Network”) and its subsidiaries and paid $400,000 in cash and issued an aggregate of 475,000 duly authorized, fully paid and nonassessable Class A ordinary shares of the Company, valued at $16.00 per share to the shareholders of Anyi. The total consideration underlying the Share Exchange was $8,000,000. Anyi Network was incorporated on September 29, 2017 under the laws of the Cayman Islands. Anyi Network and its subsidiaries (“Anyi”) provide information accounting software technology and services for small and medium enterprises in China.

On May 19, 2020, Nanjing Xingaomeng Software Technology Co., Ltd. (“AGM Nanjing”) was dissolved.

On December 14, 2020, AGM Holdings sold all the equity interest of Anyi Network by entering into a share purchase agreement with certain buyers, pursuant to which the Company sold to the buyers 100% equity interest in Anyi Network in exchange for a total consideration of $8,000,000, payable in the form of canceling 475,000 Class A ordinary shares of AGM Holdings held by the buyers, valued at $16.00 per share, and payment of $400,000 in cash. The disposition of Anyi Network includes the disposition of the subsidiaries of Anyi Network.

On June 17, 2021, AGM Technology incorporated a wholly owned Chinese limited liability subsidiary, Nanjing Lucun Semiconductor Co. Ltd. (“Nanjing Lucun”) in China under the laws of PRC. Nanjing Lucun mainly involves in sale of cryptocurrency mining machines and standardized computing equipment

On July 30, 2021 AGM Holdings incorporated a wholly owned limited liability subsidiary, AGM Defi Lab Pte Limited (“AGM Defi Lab”) under the laws of Singapore.

On August 8, 2021 AGM Holdings incorporated a wholly owned limited liability subsidiary, AGM Defi Tech Limited (“AGM Defi Tech”) in Hong Kong.

On October 21, 2021, AGM Defi Tech incorporated a wholly owned subsidiary, Beijing Keen Sense Technology Service Co., Ltd (“Beijing Keen Sense”) in China under the laws of PRC.

AGM Holdings’ subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
AGM Technology Limited (“AGM Technology “)	May 21, 2015	Hong Kong	100%	Online trading service
AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly Shenzhen AnGaoMeng Financial Technology Service Co., Ltd.	October 13, 2015	China	100%	Holding entity
Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”)	November 13, 2015	China	100%	Software development and provider
AGM Software Service LTD (“AGM Software”)	June 14, 2017	BVI	100%	Core technology service provider
Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”)	June 17, 2021	China	100%	Semiconductor provider
AGM Defi Lab Pte Limited (“AGM Defi Lab”)	July 30, 2021	Singapore	100%	Software development and provider
AGM Defi Tech Limited (“AGM Defi Tech”)	August 8, 2021	Hong Kong	100%	Software development and provider
Beijing Keen Sense Technology Service Co., Ltd (“Beijing Keen Sense”)	October 21, 2021	China	100%	Software development and provider

AGM Technology, AGM Tianjin, AGM Beijing, AGM Nanjing, AGM Software, Nanjing Lucun, AGM Defi Lab, AGM Defi Tech, and Beijing Keen Sense, are referred to as subsidiaries. AGM Holdings and its consolidated subsidiaries are collectively referred to herein as the “Company” unless specific reference is made to an entity.

Note 2 - SUMMARY OF SIGNIFICANT POLICIES

Basis of Presentation

The accompanying consolidated financial statements are in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the U.S. Securities and Exchange Commission (“SEC”) rules. The Company included all adjustments that are necessary for the fair presentation of its financial position, results of operations, and cash flows for the periods presented. This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in China (“China GAAP”), the accounting standards used in the places of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company to present them in conformity with U.S. GAAP.

These consolidated financial statements should be read in conjunction with the financial statements and footnotes for the fiscal years ended December 31, 2021 and 2020 included in the Form 20-F as filed with the SEC. The results of operations and cash flows for the fiscal years ended December 31, 2021, 2020 and 2019 are not necessarily indicative of the results of operations or cash flows which may be reported for future periods.

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

The consolidated balance sheet balances, with the exception of equity at December 31, 2021 and December 31, 2020 were translated at RMB6.3757 and RMB6.5378 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the year ended December 31, 2021, 2020 and 2019 were RMB6.4515, RMB6.9003 and RMB6.9074 to $1.00, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for doubtful accounts, and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and cash equivalents

Cash and cash equivalents are financial assets that are either cash or highly liquid investments with an original maturity term of 90 days or less. At December 31, 2021 and December 31, 2020, the Company’s cash equivalents primarily consist cash in various financial institutions.

Inventories

Inventories, primarily consisting of cryptocurrency mining machines and standardized computing equipment, which are finished goods from manufacturers. Inventories are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. No inventory write-down was recorded for 2021 and 2020.

Advances to suppliers

Advances to suppliers primarily consists of prepayments for purchase of inventories of cryptocurrency mining machines and standardized computing equipment. The Company maintains an allowance for doubtful accounts to state prepayments at their estimated realizable value based on a variety of factors, including the possibility of applying the prepayments to products, significant one-time events, and historical experience.

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

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, advance to suppliers, prepayment and other current assets, short-term borrowings, accounts payable, accrued expenses and other payables, due to related parties and income tax payable approximate their fair value based on the short-term maturity of these instruments.

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

Management believes that the accounts receivable are fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its accounts receivable at December 31, 2021 and December 31, 2020. The Company historically has not experienced uncollectible accounts from customers granted with credit sales.

Factoring Arrangements

The Company uses a factoring arrangement with a third party financial institution to manage working capital and cash flows (See Note 5). Under these programs, the Company transferred receivables to a financial institution. Available capacity under these programs is dependent on the level of the trade accounts receivable eligible to be sold and the financial institutions’ willingness to purchase such receivables. As such, the factoring arrangement can be reduced or eliminated at any time due to market conditions and changes in the credit worthiness of our customers, which would negatively impact our liquidity.

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

Intangible Assets

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

The Company determined if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and short and long-term lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

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

The Company is a server and software developer, engaging in research, development and sale of server and enterprise application software, including ASIC miner, accounting software and ERP software, and the software-related after sales services.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company derives revenue from the sales of the following three items: (1) cryptocurrency mining machine and standardized computing equipment, (2) technical support plans, (3) software customization services, and bundle of products or services that may include a combination of these items. The Company enters into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. The Company records and recognizes revenues from both products and services in one account, which is presented as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive income.

During 2021, 2020 and 2019, the Company derives revenue from the sale of the following three items:

(1)	Sales of Cryptocurrency Mining Machines and Standardized Computing Equipment

The Company recognizes product revenues on a gross basis as the Company is responsible to fulfill the promise to provide specified goods. Revenue is recognized at a point in time upon the transfer of control of products to customers.

The Company starts this service in 2021.

(2)	Technical Support Plans

The Company sells technical support plans either as a package with the sale of software products or separately on its own. Each technical support plan has a contractual period of one year. Revenue is recognized over a period of time throughout the contract period for the technical support plan, generally is recognized over twelve months period. However, the Company did not record this revenue stream on total revenue for December 31, 2021 since the Company discontinued business related to these services in 2020.

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

 Contract liability

The contract liabilities consist of advances from customers, which relate to unsatisfied performance obligations at the end of each reporting period and consists of cash payments received in advance from customers in sales of server products. As of December 31, 2021 and December 31, 2020, the Company’s advances from customers amounted to $42,231,914 and nil, respectively.

The Company reports revenues net of applicable sales taxes and related surcharges.

Costs of Revenues

Cost of revenues primarily consist of: (1) cost of product revenue, which includes direct costs of cryptocurrency mining machine, standardized computing equipment and software products; labor costs and employee benefits for software development, data testing, bug fixes and hacker prevention; research and development expenses; (2) cost of services and other revenue, which reflects direct costs associated with providing services, including data center and support costs related to delivering online services.

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

The Company reviews all leases for capital or operating classification at their inception. The Company conducts its operations primarily under operating leases as of adoption of ASC 842 on January 1, 2021.

Research and Development Expenses

Research and development costs are expensed as incurred. The costs primarily consist of the wage expenses incurred to continuously improve and upgrade the Company’s services.

Government grants

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. From June 15, 2021, Nanjing Pukou Economic Development Zone Management Committee (the “Committee”) provided an office to the Company for free for 5 years to attract the enterprise for the development of the integrated circuit industry in Nanjing. As of December 31, 2021, $185,923 deferred government grant was recorded. The amount of other income for the government grant recognized during the year ended December 31, 2021 was $22,119.

Income Taxes

The Company is governed by the Income Tax Law of China, Inland Revenue Ordinance of Hong Kong and the U.S. Internal Revenue Code of 1986, as amended. Based on a review of surrounding facts and circumstances, the revenue generated from AGM Technology belongs to offshore revenue as its operation is outside Hong Kong. Therefore, the Company considers AGM Technology is not subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong or 8.25% if the net profit under $2,000,000 for 2019 and beyond under Inland Revenue Ordinance of Hong Kong.

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

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2021, December 31, 2020 and December 31, 2019, the Company had uncertain tax positions accrued, and will continue to evaluate for uncertain positions in the future.

Value Added Tax

The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of software service provided. The Company reports revenue net of China’s VAT for all the periods presented in the accompanying consolidated statements of operations.

Comprehensive Income

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income include net income and foreign currency translation adjustments. For the fiscal years ended 2021, 2020 and 2019, the only component of accumulated other comprehensive income was foreign currency translation adjustments.

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

Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

(1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale;

(2) the component of an entity or group of components of an entity is disposed of by sale;

(3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

The results of operations of discontinued operation for the years ended December 31, 2019, 2020 and 2021 have been reflected separately in the Consolidated Statements of Income/(Loss) as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories for the years ended December 31, 2019, 2020 and 2021 were separately presented in the Consolidated Statements of Cash Flows for all periods presented in accordance with U.S. GAAP.

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

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. The ASU is effective for public company for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019.   For all other entities including emerging growth companies, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company has adopted ASU 2016-13 since January 1, 2021, the impact of which on the Company’s consolidated financial statements was immaterial.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Company’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

Note 3 - GOING CONCERN

For the fiscal years ended December 31, 2021, the Company had net income of $3,551,695, and recorded net cash used in operating activities of $1,854,458. As of December 31, 2021, the Company has working capital of $24,499,970. Therefore, the management assesses that current working capital will be sufficient to meet its obligations for the next 12 months from the issuance date of this report. The financial statements are prepared on going concern basis.

Note 4 - DISCONTINUED OPERATIONS AND DISPOSITION

On December 14, 2020, the Company entered into a share purchase agreement (the “Agreement”) with Haiyan Huang, Feng Zhi and Yinglu Gao (the “Buyers”), pursuant to which the Company agreed to sell to the Buyers 100% equity interest in Anyi Network including its subsidiaries, in exchange for a total consideration of $8,000,000, payable in the form of canceling 475,000 Class A ordinary shares of the Company held by the Buyers, valued at $16.00 per share, and payment of $400,000 in cash (the “Cash Consideration”). The Buyers are former shareholders of Anyi Network. and there is no affiliation between the Buyers and the Company. The Buyers entered into a promissory note (the “Promissory Note”). Pursuant to the Promissory Note, the Buyers agreed to pay the Cash Consideration to the Company on or prior to June 30, 2021. In July 2021, the Company received $400,000.

On December 14, 2020, the AGM Shares were duly cancelled pursuant to the Agreement. On December 20, 2020, the Buyers amended the register of members of Anyi Network Inc. with the Cayman Islands corporate registry.

Pursuant to ASC Topic 205-20, Presentation of Financial Statements - Discontinued Operations, the results of operations for the fiscal years ended December 31, 2020 from Anyi Network have been classified to loss from discontinued operations line on the accompanying consolidated statements of operations and comprehensive loss presented herein. No assets and liabilities of discontinued operation as of December 31, 2021 and December 31, 2020.

The summarized operating result of discontinued operations included in the Company’s consolidated statements of operations consist of the following:

	For The Years Ended December 31,
	2021	2020	2019
Revenues	$-	$237,431	$379,630
Cost of revenues	-	160,810	199,888
Gross profit	-	76,621	179,742
Operating expenses	-	(353,219)	(196,060)
Other expenses, net	-	(45,125)	(2,240)
Loss before income taxes	-	(321,723)	(18,558)
Income tax expense	-	767	58,386
Loss from discontinued operations	-	(322,490)	(76,944)
Gain from disposal, net of taxes	-	347,990	-
Total gain (loss) from discontinued operations	$-	$25,500	$(76,944)

Note 5 - ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31, 2021	December 31, 2020
Accounts receivable	$2,608,325	$-

No bad debt allowance was recorded for the years ended 2021, 2020 and 2019.

On July 29, 2021, the Company entered into an accounts receivable factoring agreement (the “Factoring Agreement”) with an unrelated third-party financial institution. The Factoring Agreement allows for up to RMB10 million in advances, which are collateralized by assigned eligible accounts receivable and are subject to funds usage, no discount, and other fees, as well as service charges. The Factoring Agreement has a scheduled term of 160 days and is subject to automatic one year extension unless written notice of intention to terminate is obtained from the Company or unapproved by both parties. The current Factoring Agreement has a maturity date on January 9, 2022. The annual interest rate of factoring is 5.60%. The factoring expense equals to 0.5% of factoring amount, which is $7,797 (RMB50,300) and has been included in other expenses in the consolidated statement of operations.

The Company has continuing involvement with the assigned accounts receivable as it services to collect the receivables and is required to repurchase any assigned accounts receivable that have been deemed uncollectible, that are in dispute, meet other criteria pursuant to the Factoring Agreement, or upon the occurrence of an event of default, as defined in the Factoring Agreement. At December 31, 2021, assigned accounts receivable is $1,568,455 (RMB10,000,000) in the consolidated balance sheet. The total interest of $37,132 (RMB 239,556) accrued in other expenses and $12,931 (RMB 82,444) paid under the Factoring Agreement for the fiscal years ended December 31, 2021. The balance of unpaid accrued interest of $24,201 (RMB 157,112) has been included in accrued expenses in the consolidated balance sheet.

Note 6 - INVENTORIES

Inventories, primarily consisted of cryptocurrency mining machines and standardized computing equipment, which are finished goods from manufactures. As of December 31, 2021 and December 31, 2020 inventories consisted of the following:

	December 31,	December 31,
	2021	2020
Finished goods	$22,433,140	$-

No inventory write-down was recorded for the years ended 2021, 2020 and 2019.

Note 7 - Prepayment and OTHER CURRENT ASSETS

Prepayment and other current assets consist of prepaid expenses, other receivables, and deposits.

As of December 31, 2021 and December 31, 2020 prepayment and other current assets consisted of the following:

	December 31,	December 31,
	2021	2020
Prepaid expenses	$51,301	$54,466
Note receivable (1)	-	400,000
Advance deposit for intent acquisition (2)	-	4,937,664
Loan receivable (3)	400,000	-
Prepaid input VAT	2,848,547	-
Deposits and others	26,577	28,786
Total prepayment and other current assets	$3,326,425	$5,420,916

(1)	While the Company entered into the purchase Agreement with the Buyers to sell 100% equity interest in Anyi Network including its subsidiaries, the Company entered into a Promissory Note, pursuant to which the Buyers agreed to pay the Cash Consideration of $400,000 to the Company on or prior to June 30, 2021. The Company received $400,000 in July 2021(See Note 4).

(2)

The Company entered into a letter of intent of equity acquisition with Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”) on February 26, 2019, and made advance payments upon execution of a letter of intent for completion of due diligence of $4,937,664. On April 6, 2021, AGM Tianjin and Yushu Kingo entered into a supplement agreement to the equity transfer agreement. Pursuant to the supplement agreement, Yushu Kingo’s shareholders shall return the advance payment and pay 10% interest on the total amount to AGM Tianjin if AGM Tianjin decides not to proceed with the acquisition contemplated by the equity transfer agreement and terminate such agreement on or before October 31, 2021. On October 20, 2021, AGM Tianjin entered into an agreement on transfer of creditor rights without recourse right with a non-affiliated third party, Huanong Yijia (Beijing) Technology Development Co., Ltd. (“Huanong Yijia”). On November 18, 2021, the Company received net amount $4,961,517 from Huanong Yijia, which is the consideration of transferring the credit rights.

(3)	On October 12, 2021, the Company entered into a loan agreement with AGM Group Ltd., who is the minority shareholder of the Company holding 20 class A shares as of December 31, 2021. As AGM Group Ltd. (i) held less than 10% of the Company’s securities shares, (ii) was not the company’s management, (iii) could not directly or indirectly control the Company, (iv) could not significantly influence the financial and operating decisions of the Company, the Company is not regarded it as a related party. Pursuant to the agreement, the company extended a $400,000 loan to AGM Group Ltd. at the interest rate of 1% for one year as working capital support.

Note 8 - PROPERTY AND EQUIPMENT, NET

As of December 31, 2021 and December 31, 2020, property and equipment, net consisted of the following:

	December 31,	December 31,
	2021	2020
Electronic equipment	$168,308	$163,891
Office equipment	14,391	14,034
Leasehold improvement	339,657	-
Total property and equipment	522,356	177,925
Less: accumulated depreciation	(199,959)	(158,605)
Total property and equipment, net	$322,397	$19,320

The Company added leasehold improvement of $339,657 for the fiscal years ended December 31, 2021. Depreciation expenses for the fiscal years ended December 31, 2021, 2020 and 2019, were $36,883, $31,957 and $48,793, respectively. There was no disposals and impairment recorded for these property and equipment for the years ended December 31, 2021, 2020 and 2019.

Note 9 - INTANGIBLE ASSETS, NET

As of December 31, 2021 and December 31, 2020, intangible assets, net consisted of the following:

	December 31,	December 31,
	2021	2020
AGM domain names	$14,800	$14,800
Total intangible assets	14,800	14,800
Less: accumulated amortization	(6,167)	(4,687)
Total intangible assets, net	8,633	10,113

For the fiscal years ended December 31, 2021, 2020 and 2019, amortization expenses amounted to $1,480, $1,480 and $1,480 respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset,

2022	$1,480
2023	1,480
2024	1,480
2025	1,480
2026	1,480
Thereafter	1,233
Total	$8,633

Note 10 - RELATED PARTY TRANSACTIONS

As of December 31, 2021, related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Zhentao Jiang	Former Director and principal shareholder
Wenjie Tang	Chief Executive Officer (“CEO”), Director, and shareholder
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
Yang Cao	Director of Nanjing Lucun

Due to related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of December 31, 2021 and December 31, 2020, due to related parties consisted the following:

	December 31,	December 31,
	2021	2020
Zhentao Jiang	$1,119,465	$712,485
Yufeng Mi	2,000	1,951
Yang Cao	94,108	-
Total due to related parties	$1,215,573	$714,436

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business. These amounts are interest free, unsecured and could be settled on demand.

From time to time, the Company borrowed $907,135 from related parties and repaid $517,670 to related parties in the year ended December 31, 2021. The Company borrowed $241,822 from related parties and repaid $594,887 to related parties in the year ended December 31, 2020.

Due from related parties

As of December 31, 2021 and December 31, 2020, due from related parties consisted the following:

	December 31,	December 31,
	2021	2020
Wenjie Tang	39,238	116,610
Total due from related parties	$39,238	$116,610

Amounts due from related parties are interest free, unsecured and could be settled on demand.

Note 11 - SHORT-TERM BORROWINGS

As of December 31, 2021 and December 31, 2020, the short-term borrowings were for working capital and capital expenditure purposes. Short-term borrowings include an accounts receivable factoring arrangement with a third-party financial institution of Zhongyuan Bank Co., Ltd consist of the following:

	Annual Interest Rate	Maturity (Months)	Principal	December 31, 2021	December 31, 2020
			US$	US$	US$
Short-term borrowings:
ZHONGYUAN BANK CO., LTD (1)	5.60%	January, 2022	1,568,455	1,568,455	-
Total				1,568,455	-

The interest expenses were $37,132 and nil for the fiscal years ended December 31, 2021 and 2020, respectively.

(1)	On July 29, 2021, the Company entered into a factoring agreement (see Note 5) with Zhongyuan Bank for 160 days and maturity date is January 9, 2022, $1,568,455 (RMB10,000,000) accounts receivable factoring to the bank and received accordingly amount of cash.

Note 12 - SEGMENT INFORMATION

The Company disaggregated its revenues into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Company derives revenue from the sale of the following three items: (1) sales of cryptocurrency mining machine and standardized computing equipment, (2) technical support plans and (3) software customization services.

All of the Company’s long-lived assets are located in China. The Company and its subsidiaries do not have long-lived assets in the United States for the reporting periods.

Revenues from products and services, and gross profit are as follows:

	For The Years Ended
	December 31,
	2021	2020	2019
Segment revenue:
Sales of cryptocurrency mining machine and standardized computing equipment	$36,709,931	$-	$-
Technical support plans	-	53,305	83,731
Software customization services	-	-	246,269
Total revenue from continuing operations	36,709,931	53,305	330,000
Total revenue from discontinued operations	$-	$-	$379,630
Cost of revenue
Sales of cryptocurrency mining machine and standardized computing equipment	$(30,112,363)	$-	$-
Technical support plans	-	(38,534)	(60,529)
Software customization services	-	-	(162,269)
Total cost of revenue from continuing operations	(30,112,363)	(38,534)	(222,798)
Total cost of revenue from discontinued operations	$-	$-	$(199,888)

Gross profit	$6,597,568	$14,771	$286,944

Note 13 - OPERATING LEASE

On February 1, 2021, the Company entered into a lease agreement to lease an office in Beijing with a term of two years under the lease fee of $4,392 per month.

On June 15, 2021, Nanjing Pukou Economic Development Zone Management Committee (the “Committee”) entered into an investment agreement with Nanjing Lucun. Pursuant to the investment agreement, the Committee provided the Company an office for free for 5 years, with an objective of attracting enterprises for the development of the integrated circuit industry in Nanjing. Due to this free rental, $185,923 deferred government grant was recorded as of December 31, 2021. And the amount of other income for the government grant recognized during the year ended December 31, 2021 was $22,119.

As mentioned above, the estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

As of December 31, 2021, the Company recognized operating lease liabilities, including both current and noncurrent portions, in the amount of $51,239 and nil, and the corresponding net operating lease right-of-use assets of $241,554.

	December 31,	December 31,
	2021	2020
Right-of-use assets	$241,554	$-

Operating lease liabilities - current	$51,239	$-
Operating lease liabilities - non-current	-	-
Total operating lease liabilities	$51,239	$-

Supplemental information related to operating leases for the year ended December 31, 2021:

For the Year Ended December 31, 2021

Weighted-average remaining lease term of operating leases	3.5 years

Weighted-average discount rate of operating leases	4.81%

The following table summarizes the maturity of the operating lease liabilities as of December 31, 2021:

Operating
Lease Liabilities
Year of 2022	$52,700
Thereafter	-
Total lease payments	$52,700
Less: imputed interest	1,461
Present value of operating lease liabilities	51,239
Less: current obligation	51,239
Long-term obligation on December 31, 2021	$-

Note 14 - SHAREHOLDERS’ EQUITY

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

On December 14, 2020, the Company cancelled an aggregate of 475,000 Class A ordinary shares of the Company held by Haiyan Huang, Feng Zhi and Yinglu Gao, who purchased back 100% of the equity of Anyi Network, valued at $16.00 per share.

In July 2020, the Company issued an aggregated of 40,235 Class A ordinary shares of the Company to a total of 106 non- affiliate individual investors, valued at 16.00 per share, and the Company received proceeds in a total amount of $667,901.

In August 2021, Firebull Holding Limited, holder of 5,000,000 Class A ordinary shares and 5,000,000 Class B ordinary shares of the Company sold and transferred 5,000,000 Class A ordinary shares to Firebull Tech Limited. Pursuant to section 11 of the Company’s memorandum and articles of association, the 5,000,000 Class B ordinary shares held by Firebull Holding was cancelled accordingly.

On December 14, 2021, the Company issued 2,898,552 Class A ordinary shares to investors. For each Class A ordinary share purchased, an investor received from the Company one-half unregistered warrant, for an aggregate of 1,449,276 warrants. The 3.5-year warrants are exercisable immediately from the date of issuance and have an exercise price of US$8.3. The purchase price for one Class A ordinary share and one-half corresponding warrant is US$6.90.

Additionally, the Company has retained FT Global Capital, Inc. (the “Placement Agent”) to act as exclusive placement agent in connection with this offering. The Company agreed to issue to the Placement Agent or its designees warrants to purchase up to 202,899 Class A ordinary shares (“Placement Agent’s Warrants”). Such Placement Agent’s Warrants will be exercisable commencing on the date of issuance at a per share price of $8.30, subject to certain adjustments, and will expire three and a half (3.5) years from the date of issuance.

As of December 31, 2021, 24,254,842 shares of Class A ordinary share and 2,100,000 shares of Class B ordinary shares were issued and outstanding. As for Class B ordinary shares, each Class B ordinary share holder in the Company owns the right to vote, but shall not (i) receive the right to any dividend paid by the Company; and (ii) receive the right to any distribution of the surplus assets of the Company on its liquidation.

Note 15 - INCOME TAX

British Virgin Islands (“BVI”)

Under the tax laws of BVI, AGM Holdings and AGM Software are not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the tax laws of Hong Kong, Anyi Technology and AGM Defi Tech is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong or 8.25% if the net profit under $2,000,000 for 2019 and beyond, and allowed to offset their future tax taxable income with taxable operating losses with carried forward indefinitely. Based on a review of surrounding facts and circumstances, the revenue generated from AGM Technology belongs to offshore revenue as its operation is in mainland China instead of in Hong Kong, and therefore AGM Technology was considered as a PRC resident enterprise.

Cayman Islands

Under the tax laws of Cayman Islands, Anyi Network are not subject to tax on income or capital gain. In addition, payments of dividends by such entities to their shareholders are not subject to withholding tax in Cayman Islands.

Singapore

Under the tax laws of Singapore, AGM Defi Lab are subject to tax at 10% on income or capital gain.

China

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law (“the China EIT Law”), which was effective as of January 1, 2008. Companies incorporated in China are allowed to offset future tax taxable income with taxable operating losses carried forward in a 5-year period.

The China EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in China be treated as a resident enterprise for PRC tax purpose and consequently be subject to China income tax at the rate of 25% for its worldwide income. The Implementing Rules of the China EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” On April 22, 2009, China State Administration of Taxation further issued a notice entitled “Notice regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their place of Effective Management.” Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations mainly function in China; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in China; (iii) its major assets, accounting books, company sales, minutes and files of board meetings and shareholders’ meetings are located or kept in China; and (iv) more than half of the directors or senior management personnel with voting rights reside in China. Based on a review of surrounding facts and circumstances, the Company believe that there is an uncertain tax position as to whether its operations outside of China will be considered a resident enterprise for PRC tax purposes due to limited guidance and implementation history of the China EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25%. For the fiscal year ended December 31, 2019, and 2020, the Company has evaluated this uncertain tax position and recorded a tax liability on the Consolidated Balance Sheet. In 2021, as the business line of the Company was completely change, the Company adjusted the management and institutions accordingly. Therefore, companies outside of mainland China were no longer applicable to the identification of PRC resident enterprises, and the Company did not record tax liability of the uncertain tax position for the fiscal year ended December 31, 2021.

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

AGM Beijing, AGM Tianjin, Nanjing Lucun, and Beijing Keen Sense are subject to 25% China statutory tax rate.

AGM Beijing, AGM Tianjin, Beijing Keen Sense and AGM Defi Lab incurred net loss for the year ended December

31, 2021.

The provision for income taxes consisted of the following:

	For the Years Ended December 31,
	2021	2020	2019
Current	$(1,535,193)	$(77,110)	$(123,001)
Deferred	129,034	-	-
Less from discontinued operations	$-	$(767)	$(58,386)
Total from continuing operations	$(1,406,159)	$(76,343)	$(64,615)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2021	2020	2019
Statutory income tax rate	25%	25%	25%
Tax effect of different tax rates in other jurisdictions	3%	3%	3%
Changes in valuation allowance	-%	(21)%	(24)%
Effective tax rate	28%	8%	5%

The summary of cumulative net operating losses carried forward for the Company’s subsidiaries in different regions is as follows:

	For the Years Ended December 31,
	2021	2020	2019
PRC Region	$508,737	$445,060	$424,478
HK Region	-	45,090	338,255
Singapore Region	3,385	-	-
Less from discontinued operation of PRC	$-	$-	$(127,171)
Total cumulative net operating loss carry-forward from continuing operation	$512,122	$490,150	$889,904

Components of the Company’s net deferred tax assets are set forth below:

	December 31,	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carry-forwards	$129,034	$111,265
Total of deferred tax assets	129,034	111,265
Less: valuation allowance	-	(111,265)
Net deferred assets	$129,034	$-

As of December 31, 2021 and 2020, deferred tax assets of the Company were of $129,034 and nil, respectively, which was consisted of net operating loss carry-forwards. As of December 31, 2021, the Management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would be realizable, and therefore, no valuation allowance was accrued accordingly.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the company’s tax position and recognized liabilities for uncertain tax positions for the years ended December 31, 2021, 2020 and 2019, and the period from inception (April 27, 2015) to December 31, 2015. The Company recognized liabilities for uncertain tax positions, which was included in accrued expenses and other current liabilities on the Consolidated Balance Sheets for the fiscal year ended December 31, 2019, 2020 and 2021.

The activity of the unrecognized tax benefits related to the Company’s uncertain tax positions is summarized as follows:

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Gross beginning balance	$1,638,673	$1,562,330	$1,483,745
Gross increase to tax positions in the current period	1,321,482	76,343	123,001
Gross increase to tax position in the prior period	-	-	-
Gross decrease to tax position in the prior period	-	-	-
Lapse of statute limitations	-	-	-
Less from discontinued operations	$-	$-	$(44,416)
Gross ending balance from continuing operations	$2,960,155	$1,638,673	$1,562,330

There were no interests and penalties in relation to the Company uncertain tax positions for the fiscal years ended December 31, 2021,2020 and 2019.

Note 16 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company place cash with high credit quality financial institutions in Singapore, Hongkong and China. As of December 31, 2021 and December 31, 2020, the Company had $16,566,953 and $148,747 of cash balance held in China banks, respectively. China banks protect consumers against loss if their bank or thrift institution fails, and each of the Company’s bank accounts are insured up to RMB500,000 (approximately $77,000). As a result, cash held in China financial institutions of $16,027,953 and $69,219 were not insured as of December 31, 2021 and December 31, 2020, respectively. The Company have not experienced any losses in such accounts through December 31, 2021. The Company’s cash position by geographic area was as follows:

	December 31, 2021		December 31, 2020
Country:
Singapore	$259,686	1%	$244,646	37%
China (Hongkong)	1,599,983	9%	271,212	41%
China (Mainland)	16,566,953	90%	148,747	22%
Total cash and cash equivalents	$18,426,622	100%	$664,605	100%

Almost all of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, the Company believe that the concentration of credit risk with respect to trade accounts receivable is limited due to generally short payment terms. The Company also perform ongoing credit evaluations of customers to help further reduce potential credit risk.

Customers

For the fiscal years ended December 31, 2021, two customers accounted for 70% and 30% of the Company’s revenues, respectively. For the fiscal year ended December 31, 2020, one customer accounted for 100% of the Company’s total revenue. For the fiscal year ended December 31, 2019, two customers accounted for 75% and 17% of the Company’s revenues, respectively.

As of December 31, 2021, the Company had $2,608,325 accounts receivable with factoring, and nil receivable balance as of December 31, 2020.

Suppliers

For the fiscal years ended December 31, 2021, two customers accounted for 72% and 12% of the Company’s cost of revenues, respectively. For the fiscal year ended December 31, 2020, one customer accounted for 100% of the Company’s total cost of revenues. For the fiscal year ended December 31, 2019, one customer accounted for 100% of the Company’s total cost of revenues.

As of December 31, 2021, the Company had $14,116,569 accounts payable balance, and $4,974 payable balance as of December 31, 2020.

Note 17 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of the consolidated financial statements and noted that there are no other subsequent events.