Form 20-F
period 2022-12-31
AGM GROUP HOLDINGS, INC.
filed 2023-11-13
CIK 1705402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Bo Zhu, Chief Executive Officer

+86-010-65020507

b.zhu@agmprime.com

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,254,842 shares of Class A ordinary shares and 2,100,000 shares of Class B ordinary shares issued and outstanding as of December 31, 2022.

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting fi rm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the fi ling reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “AGM Holdings” refer to:

●	AGM Group Holdings Inc., a British Virgin Islands company limited by shares (“AGM Holdings” when individually referenced);

●	AGM Defi Tech Limited., a Hong Kong SAR limited company (“AGM Defi Tech” when individually referenced) and a wholly-owned subsidiary of AGM Holdings;;

●	AGM Defi Lab Pte Limited, a Singapore company (“AGM Defi Lab” when individually referenced) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Technology Limited, a Hong Kong SAR limited company (“AGM HK” when individually referenced) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Software Service LTD, a British Virgin Islands company limited by shares (“AGM Software” when individually referenced) and a wholly-owned subsidiary of AGM Holdings;

●	Beijing Keen Sense Technology Service Co., Ltd., a company formed under the law of People’s Republic of China and a wholly-owned subsidiary of AGM Defi Tech;

●	AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) (also referred to as 天津安高盟建设发展有限公司 in China), formerly known as AGM Tianjin Construction Development Co., Ltd. (or 深圳安高盟金融科技服务有限公司 in China), a wholly foreign-owned enterprise (“WFOE”) formed under the laws of the People’s Republic of China (the “PRC”) and a wholly-owned subsidiary of AGM HK;

●	Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”) (also referred to as 北京安高盟科技服务有限公司 in China), a PRC company and a wholly-owned subsidiary of AGM Tianjin;

●	Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”), a PRC company and a wholly-owned subsidiary of AGM HK; and

●	Nanjing Lucun Semiconductor Co., Ltd. Beijing Branch (“Nanjing Lucun Beijing Branch”), a branch office of Nanjing Lucun established pursuant to the laws of the PRC.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The Consolidated Balance Sheets balances, with the exception of equity at December 31, 2022 and 2021, were translated at RMB6.9646 and RMB6.3757 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Income and the Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020 were RMB6.7261, RMB6.4515, and RMB6.9003 to $1.00, respectively.

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

ii

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

Item 3. Key Information

Overview

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Item 3. Key Information – D. Risk Factors” in this annual report beginning on page 12. We provide the following disclosure to help investors better understand our operations in China and the associated risks.

AGM Group Holdings Inc., or AGM, is a holding company incorporated in the British Virgin Islands, or the BVI. As a holding company with no material operations, AGM conducts a substantial majority of its operations through its subsidiaries established in the People’s Republic of China, or the PRC or China. However, neither the holding company nor any of the Company’s Chinese subsidiaries conduct any operations through contractual arrangements with a variable interest entity based in China. Investors in our Class A ordinary shares should be aware that they may never directly hold equity interests in the PRC operating entities, but rather purchasing equity solely in AGM Group Holdings Inc., our BVI holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States. See “Risk Factors – Risks Related to Doing Business in China – Uncertainties with respect to the PRC legal system could adversely affect us” on page 32 of this annual report.

Our equity structure is a direct holding structure. Below is a chart illustrating our corporate structure:

AGM Group Holdings Inc.
("AGM Holdings")
(a British Virgin Islands company)
100%
AGM Defi Tech Limited
("AGM Defi Tech")
(a Hong Kong SAR company)
100%
AGM Defi Lab Pte Limited
("AGM Defi Lab")
(a Singapore company)
100%
AGM Technology Limited
("AGM HK")
(a Hong Kong SAR company)
100%
AGM Software Service LTD
("AGM Software")
(a British Virgin Islands company)
100%
Beijing Keen Sense Technology Service Co., Ltd.
("Beijing Keen Sense")
(a PRC company)
100%
AGM Tianjin Construction Development Co., Ltd.
("AGM Tianjin")
(a PRC company)
100%
Nanjing Lucun Semiconductor Co., Ltd.
("Nanjing Lucun")
(a PRC company)
100%
Beijing AnGaoMeng Technology Service Co., Ltd.
("AGM Beijing")
(a PRC company)
100%
Nanjing Lucun Semiconductor Co., Ltd. Beijing Branch
("Nanjing Lucun Beijing Branch")
(a PRC company)

Within our direct holding structure, the cross-border transfer of funds within our corporate entities is legal and compliant with the laws and regulations of the PRC. After the foreign investors’ funds enter AGM, the funds can be directly transferred to the PRC operating companies through its subsidiaries. Specifically, AGM is permitted under the BVI laws to provide funding to our subsidiaries in the PRC, Hong Kong and Singapore through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Each of our subsidiaries in the Hong Kong and Singapore is also permitted under the laws of Hong Kong and Singapore to provide funding to AGM through dividend distribution without restrictions on the amount of the funds.  Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date hereof, there have not been any transfers, dividends or distributions made between the holding company, its subsidiaries, and to investors. Furthermore, as of the date hereof, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. We have also not installed any cash management policies that dictate the amount of such funds and how such funds are transferred. For the foreseeable future, we intend to use the earnings for our business operations and as a result, we do not intend to distribute earnings or pay any cash dividends. See “Transfers of Cash to and from Our Subsidiaries” on page 5 of this annual report.

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

Summary of Risk Factors

Investing in our Class A ordinary shares involves significant risks. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully under “Item 3. Key Information—D. Risk Factors” beginning on page 12 of this annual report.

Risks Related to Our Business and Industry

●	Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic (see “Risk Factors – Risks Related to Our Business and Industry – The COVID-19 pandemic has adversely impacted, and poses risks to, our business, the nature and extent of which are highly uncertain and unpredictable” on page 18 of this annual report);

●	We might require additional capital to support business growth (see “Risk Factors – Risks Related to Our Business and Industry – We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all” on page 17 of this annual report);

●	Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers (see “Risk Factors – Risks Related to Our Business and Industry – Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers” on page 19 of this annual report);

●	Our bitcoin mining machine business faces a number of uncertainties in technology, regulations and operations (see “Risk Factors – Risks Related to Our Business and Industry – Significant contributors to the bitcoin network could propose amendments to its protocols and software which, if accepted and authorized, could negatively impact our business and operations” on page 12 of this annual report).

Risks Related to Doing Business in China (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” on page 23 of this annual report)

●	We may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares (see “Risk Factors – We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares” on page 23 of this annual report);

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval or filing in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors (see “Risk Factors –The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval or filing in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 24 of this annual report);

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China (see “Risk Factors – The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 27 of this annual report);

●	China’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you (see “Risk Factors – Risks Related to Doing Business in China – Uncertainties with respect to the PRC legal system could adversely affect us” on page 32 of this annual report);

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law (see “Risk Factors – Risks Related to Doing Business in China – We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law” on page 35 of this annual report);

●	The regulation of Internet website operators in China is subject to interpretation, and our operation of online trading platform and education programs could be harmed if we are deemed to have violated applicable laws and regulations (see “Risk Factors – Risks Related to Doing Business in China – The regulation of Internet website operators in China is subject to interpretation, and our operation of online trading platform and education programs could be harmed if we are deemed to have violated applicable laws and regulations” on page 36 of this annual report);

●	The recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our Class A ordinary shares (see “Risk Factors – Risks Related to Doing Business in China – The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our Class A ordinary shares” on page 37 of this annual report);

●	The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable (see “Risk Factors – Risks Related to Doing Business in China – The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 29 of this annual report);

Risks Related to Our Capital Structure and Class A Ordinary Shares China (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” on page 23 of this annual report)

●	The dual-class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control (see “Risk Factors – Risks Related to Our Capital Structure and Class A Ordinary Shares – The dual-class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control” on page 40 of this annual report);

●	The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if they are dissatisfied with the conduct of our affairs (see “Risk Factors – Risks Related to Our Capital Structure and Class A Ordinary Shares – The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if they are dissatisfied with the conduct of our affairs” on page 40 of this annual report);

●	The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance (see “Risk Factors – Risks Related to Our Capital Structure and Class A Ordinary Shares – The trading price of our Class A Ordinary Shares has been, and is likely to continue to be, volatile; you might not be able to sell your shares at or above the price that you paid for them and we may not be able to stop the decline of our stock price” on page 41 of this annual report);

●	The exercise of the warrants issued on December 14, 2021 may further dilute the Class A ordinary shares and adversely impact the price of our Class A ordinary shares (see “Risk Factors – Risks Related to Our Capital Structure and Class A Ordinary Shares – The exercise of the warrants issued on December 14, 2021 may further dilute the ordinary shares and adversely impact the price of our Class A ordinary shares” on page 43 of this annual report).

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

For a more detailed discussion, see “- Transfers of Cash to and from Our Subsidiaries”, “- Implications of Holding Foreign Company Accountable Act”, “- PRC Regulatory Permissions” and “Risk Factors – Risks Related to Doing Business in China” beginning on page 23 of this annual report.

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

During the fiscal years ended December 31, 2022, 2021 and 2020, our PRC subsidiaries have not made any transfers or distributions. During the fiscal years ended December 31, 2022, 2021 and 2020, no cash or asset transfers have occurred among the Company and its subsidiaries. We do not expect to pay any cash dividends in the foreseeable future. Furthermore, During the fiscal years ended December 31, 2022, 2021 and 2020, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. We do not have any cash management policies that dictate the amount of such funds and how such funds are transferred.

Implications of Holding Foreign Company Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Each of JLKZ CPA LLP, the independent registered public accounting firm that issues the audit report for the fiscal years ended December 31, 2020 included elsewhere in this annual report, TPS Thayer LLC, the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2021 included elsewhere in this annual report, and KCCW Accountancy Corp., the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2022 included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such auditor’s compliance with the applicable professional standards. JLKZ CPA LLP is headquartered in Flushing, New York, and is subject to inspection by the PCAOB on a regular basis. TPS Thayer LLC is headquartered in Sugar Land, Texas, and is subject to inspection by the PCAOB on a regular basis. KCCW Accountancy Corp. is headquartered in Los Angeles, California , and is subject to inspection by the PCAOB on a regular basis. None of JLKZ CPA LLP, TPS Thayer LLC or KCCW Accountancy Corp. is subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to future offerings, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our Class A ordinary shares” on page 37 of this annual report.

PRC Regulatory Permissions

As of the date of this annual report, we and our operating subsidiaries have received all material permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC, including the business licenses of our operating subsidiaries. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date hereof, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Measures for Network Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

We believe that we will not be subject to the Cybersecurity Review Measures that became effective on February 15, 2022 under the CAC, because we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. We are also not subject to network data security review by the CAC if the Draft Measures for Network Data Security are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Draft Measures for Network Data Security.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023.  According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At a press conference held for these new regulations (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

As of the date of this annual report, we and our PRC subsidiaries are not required to obtain, nor have we or our PRC subsidiaries received any inquiry, notice, warning, or sanctions regarding obtaining approval or permission from the CSRC or the CAC or any other entity that is required to approve our PRC subsidiaries’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ordinary shares.

See “The  filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.” on page 29 of this annual report.

For more details, see “Risk Factors – Risks Related to Doing Business in China – The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval or filing in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 24 of this annual report.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

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

The history of digital asset exchanges has shown that exchanges and large holders of digital assets must adapt to technological change in order to secure and safeguard their digital assets. We rely on third party storage solutions and “cold storage” of our digital wallets to safeguard our digital assets from theft, loss, destruction, or other issues relating to hackers and technological attack; however, malicious actors may be able to intercept our digital assets in the process of selling them. Further, we may move our digital assets to various exchanges to exchange them for fiat currency, which will require us to rely on the security protocols of these exchanges to safeguard our digital assets. While these exchanges purport to be secure, and while we believe them to be so, no security system is perfect and malicious actors may be able to intercept our digital assets while we are in the process of selling them via such exchanges. Given the growth in their size and their relatively unregulated nature, we believe these exchanges will become a more appealing target for malicious actors. To the extent we are unable to identify and mitigate or stop new security threats, our machines may be subject to theft, loss, destruction, or other attack, which could adversely affect an investment in us.

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

For the fiscal years ended December 31, 2022, five customers accounted for 20%, 19%, 14%, 13% and 12% of the Company’s revenues, respectively. For the year ended December 31, 2021, we had seven major customers, which accounted for an aggregate of 88.98% of total revenue. If we were to lose any key alliances over a relatively short period of time or if one of our largest customers fails to pay or delays in paying a significant amount of our outstanding receivables, we could experience an adverse impact on our business, financial condition, results of operations, cash flows and prospects. Additionally, changes in ownership of our customers may result in the loss of, or reduction in, business from those customers, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We are dependent on a limited number of suppliers, and delays in deliveries or increases in the cost could harm our business, results of operations and financial condition.

Our ability to meet our customers’ demand for our service depends upon obtaining adequate supplies on a timely basis. We have established relationships with a limited number of suppliers. For the fiscal years ended December 31, 2022, two suppliers accounted for 75% and 11% of the Company’s total cost of revenues. For the year ended December 31, 2021, we had three major suppliers, which accounted for an aggregate of 98.49% of total cost of revenue. Should any of our current suppliers be unable to deliver their service or otherwise fail to deliver in a timely manner and at acceptable prices and quality, we would have to identify and quality replacements from alternative sources of supply. However, the process of qualifying new suppliers for complex components is also lengthy and could have a material adverse effect on our business, financial condition and results of operations. Additionally, increase in costs may adversely impact demand for our services or the results of our business operations.

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

Our business could be materially and adversely affected by the outbreak of epidemics including but not limited to the novel coronavirus (COVID-19), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV). Our financial and operating performance may be adversely affected by epidemics such as the on-going COVID-19, natural disasters and other catastrophes. Our business could be materially and adversely affected in the event that the slowdown or suspension carries for a long period of time. The restrictive measures against the COVID-19 pandemic adversely affected and slowed down the national economic development. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on our business operations.

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

The COVID-19 pandemic has led to disruption and volatility in the global capital markets, which has increased the cost of, and adversely impacted access to, capital (including the commercial paper markets) and increased economic uncertainty. It is likely that the pandemic will cause an economic slowdown of potentially extended duration, and it is possible that it could cause a global recession.

The COVID-19 pandemic has adversely affected certain elements of our business, including as a result of impacts associated with preventive and precautionary measures that we, other businesses, our communities and governments are taking. Due to these impacts and measures, we have experienced delays in our internal product development and unpredictable reductions in demand for certain of our products and services. Our employees were required to work from home or not go into their offices from time to time. Such restrictions are slowly being lifted. During the fiscal year ended December 31, 2022, we experienced delay in delivery of our products as a result of disruption in the supply chain caused by the COVID-19 pandemic. If the pandemic continues and conditions worsen, we expect to experience additional adverse impacts on our operational and commercial activities and customer orders, which adverse impacts may be material, and it remains uncertain what impact these adverse impacts would have on future sales and customer orders even if conditions begin to improve. Jurisdictions may close borders, impose prolonged quarantines and further restrict travel and business activity, which could significantly impact our ability to support our operations and customers. Further, such travel restrictions and slowed-down business activities may affect the operation of our customer and result in decrease of our products and services, which could adversely affect our financial results. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results could be material.

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

We have identified material weakness in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

As required by Form 20-F, our management is required to assess the effectiveness of our internal control over financial reporting and include a report in our annual report on Form 20-F. In preparing our consolidated financial statements for the years ended December 31, 2022 and 2021, our management identified material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is the lack of personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. This material weakness remained as of December 31, 2022. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

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

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval or filing in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

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

On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and has replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Furthermore, the CAC released the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year.   If the Draft Measures for Network Data Security are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023.  According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At a press conference held for these new regulations (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

We have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of filings or approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities with respect to this offering. If any filings, approval, review, or other procedure is in fact required, we are not able to guarantee that we will obtain such filings, approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities. Currently, we are not required to seek approval from or make filings to the CSRC, or any other PRC governmental authorities for our overseas listing plan, nor have we received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities as of the date of this annual report. See also “- The  filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.”

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

The  filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date hereof, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Measures for Network Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

We believe that we will not be subject to the Cybersecurity Review Measures that became effective on February 15, 2022 under the CAC, because we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. We are also not subject to network data security review by the CAC if the Draft Measures for Network Data Security are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Draft Measures for Network Data Security.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023.  According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At a press conference held for these new regulations (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

As of the date of this annual report, we and our PRC subsidiaries have obtain the requisite licenses and permits from the PRC government authorities that are material for the business operations of our PRC subsidiaries. In addition, as of the date of this annual report, we and our PRC subsidiaries are not required to obtain, nor have we or our PRC subsidiaries received any inquiry, notice, warning, or sanctions regarding obtaining approval or permission from the CSRC or the CAC or any other entity that is required to approve our PRC subsidiaries’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A ordinary shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Class A ordinary shares.

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

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Each of JLKZ CPA LLP, the independent registered public accounting firm that issues the audit report for the fiscal years ended December 31, 2020 included elsewhere in this annual report, TPS Thayer LLC, the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2021 included elsewhere in this annual report, and KCCW Accountancy Corp., the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2022 included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such auditor’s compliance with the applicable professional standards. JLKZ CPA LLP is headquartered in Flushing, New York, and is subject to inspection by the PCAOB on a regular basis. TPS Thayer LLC is headquartered in Sugar Land, Texas, and is subject to inspection by the PCAOB on a regular basis. KCCW Accountancy Corp. is headquartered in Los Angeles, California , and is subject to inspection by the PCAOB on a regular basis. None of JLKZ CPA LLP, TPS Thayer LLC or KCCW Accountancy Corp. is subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

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

Under our memorandum and articles of association, we are authorized to issue 200,000,000 Class A ordinary shares of $0.001 par value per share and 200,000,000 Class B ordinary shares of $0.001 par value per share. As of the date of this report, there are 24,254,842 Class A ordinary shares and 2,100,000 Class B ordinary shares issued and outstanding. Each of our Class B ordinary shares has five (5) votes per share, and each of our Class A ordinary shares has one (1) vote per share. Because of the five-to-one voting ratio between our Class B ordinary shares and Class A ordinary shares, the holders of our Class B ordinary shares collectively control a majority of the combined voting power of our ordinary shares and therefore are able to control all matters submitted to our shareholders for approval even when the shares of Class B ordinary shares represent a minority of all outstanding shares of our Class A ordinary shares and Class B ordinary shares. These holders of our Class B ordinary shares may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The directors and executive officers beneficially own a majority of the outstanding Class A ordinary shares and all of the outstanding Class B ordinary shares as of the date hereof. As of the date hereof, our directors and executive officers directly and indirectly hold an aggregate of approximately 74.93% of the combined voting power of Class A and Class B ordinary shares. Our directors and executive officers have voting and dispositive power of all the outstanding Class B ordinary shares. Mr. Wenjie Tang, our former CEO, holds approximately 68.59% of the combined voting power of Class A and Class B ordinary shares. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sales of our company and might ultimately affect the market price of our Class A Ordinary Shares.

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

Item 4. Information on the Company

4.A. History and Development of the Company

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

On June 17, 2021, Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”) was incorporated in the People’s Republic of China under the laws of the People’s Republic of China. Nanjing Lucun is a wholly-owned subsidiary of AGM HK and a wholly foreign-owned entity under the PRC laws. Nanjing Lucun was incorporated for the purpose of producing high-performance hardware and computing equipment. On November 24, 2022, Nanjing Lucun established a branch in Beijing.

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

During the fiscal years ended December 31, 2022, 2021 and 2020, our PRC subsidiaries have not made any transfers or distributions. During the fiscal years ended December 31, 2022, 2021 and 2020, no cash or asset transfers have occurred among the Company and its subsidiaries. We do not expect to pay any cash dividends in the foreseeable future. Furthermore, During the fiscal years ended December 31, 2022, 2021 and 2020, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. We do not have any cash management policies that dictate the amount of such funds and how such funds are transferred.

Corporate Information

Our principal executive office is at c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road, Wanchai, Hong Kong. The telephone number of our principal executive offices is +86-010-65020507. Our registered office and our registered agent’s office in the British Virgin Islands are both at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Our registered agent in the United States is Vcorp Agent Services, Inc. We maintain a website at www.agmprime.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

4.B. Business Overview

We are a technology company. Our products and services include: 1) technology hardware research and development, manufacture, and sales; 2) a futures trading solution catering to clients using MetaTrader 5; and 3) a foreign exchange (“Forex”) trading system that provides services to financial institutions outside of China. Our mission is to become one of the key participants and contributors in the global technology hardware supply chain and fintech blockchain ecosystem.

Technology hardware research and development, manufacture, and sales

In the third quarter of 2021, we formed the company’s new growth strategy and the decision to enter into the ASIC chip research and development to be conducted through AGM HK. In August 2021, we announced the launch of our first ASIC crypto Miner - KOI MINER C16 (“C16”). C16 is equipped with the C3012 chip made by Semiconductor Manufacturing International Corp.’s N+1 process. C16 has a hash rate up to 113 TH/s and a power efficiency ratio of 30 J/T, supporting the mining of Bitcoin, Bitcoin Cash (BCH) and other cryptocurrencies.

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

Forex trading system

Prior to September 2018, we provided Forex trading services, including computer program technical support and solution services and trading platform application services, through a combination of in-house developed systems and applications, and the licensed trading platform MetaTrader. In addition, we were engaged in Forex trading brokerage business and generated revenue from gains and losses from trades and Forex brokerage fees and commissions.  At the time, our clients were retail clients and brokerage firms located in China. We voluntarily discontinued the Forex trading system due to a policy position by the PRC government that would no longer support the Forex trading related business and would restrain certain accounts holding the deposits payable. In December 2021, we commenced the sale of our trading system software to our brokerage clients and partners that are not located in PRC region. This service is currently managed through AGM Defi Tech.

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

Because of the COVID-19 pandemic, the quarantine and travel restrictions in China, and the massive economic disruption as a result, Yushu Kingo was not able to complete its construction projects and the audit and due diligence of Yushu Kingo was not completed on time. On October 4, 2021, AGM Tianjin terminated the Equity Transfer Agreement and Supplement Agreement with the Yushu Kingo and its shareholders. On October 20, 2021, AGM Tianjin entered into an agreement on transfer of creditor rights with a non-affiliated third party (the “Buyer”). Pursuant to the Transfer Agreement, AGM Tianjin agrees to sell to the Buyer all of its rights and obligations under the Equity Transfer Agreement and the Supplement Agreement, namely, the right to receive the Advance Payment plus interest, for a total purchase price of $5,000,000 (the “Purchase Price”), all of which has been received in November 2021. The Buyer agrees, in the event it fails to pay the Purchase Price on time, to pay as damages for breach of contract an amount equal to four times China’s loan prime rate (LPR) of the Purchase Price due.

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

On October 7, 2023, Wenjie Tang tendered his resignation as a director and the Co-CEO of the Company, effective October 7, 2023. Mr. Tang remains as an advisor on an as-needed basis. Bo Zhu, the Chief Strategy Officer of the Company, was appointed as the succeeding director and the Co-CEO of the Company, effective October 7, 2023 until the Company’s next annual meeting of shareholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

On October 9, 2023, Jing Shi tendered her resignation as a director, the chairwoman of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company, effective October 9, 2023.

Jiaqi Zhu was appointed as the succeeding director, the chairman of the Nominating Committee and a member of the Audit Committee and the Compensation Committee of the Company, effective October 9, 2023 until the Company’s next annual meeting of shareholders and until his successor is duly elected and qualified, or until is earlier death, resignation or removal.

On October 31, 2023, Mr. Chenjun Li tendered his resignation as the Chairman of the Board, a director and the Co-CEO of the Company, effective October 31, 2023.

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

On July 3, 2023, the Company notified its independent registered public accounting firm, TPS Thayer LLC its decision to dismiss TPS Thayer LLC as the Company’s auditor. The Audit Committee and the Board of Directors of the Company ratified the appointment of KCCW Accountancy Corp. as its new independent registered public accounting firm to audit the Company’s financial statements.

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

Sales Channels and Long-Term Opportunities

For fintech software, currently we are marketing our services through direct communication with potential broker or institutional clients. For the ASIC business, senior sales personnel contact customers directly to promote and introduce product attributes, functions, operation and maintenance. Furthermore, we plan to use search engine marketing, search engine optimization, inherent virus marketing features developed within our products and social network marketing to targeted users. We believe the brand value will develop rapidly as our product inherently bring more educational value to retail clients as comparing to competitors’ product.

Customers and Suppliers

Customers

For the fiscal years ended December 31, 2022, five customers accounted for 20%, 19%, 14%, 13% and 12% of the Company’s revenues, respectively. For the fiscal years ended December 31, 2021, two customers accounted for 70% and 30% of the Company’s revenues, respectively. For the fiscal year ended December 31, 2020, one customer accounted for 100% of the Company’s total revenue.

Suppliers

For the fiscal years ended December 31, 2022, two suppliers accounted for 75% and 11% of the Company’s total cost of revenues. For the fiscal years ended December 31, 2021, two suppliers accounted for 72% and 12% of the Company’s cost of revenues, respectively. For the fiscal year ended December 31, 2020, one supplier accounted for 100% of the Company’s total cost of revenues.

Legal Proceedings

As of the date hereof, there is no legal proceeding pending or threatened against to which we are a party of. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise.

On May 17, 2023, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, because the Company had not yet filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”), the Company did not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing.

Pursuant to the Nasdaq Listing Rules, the Company had 60 calendar days from the date of the Notice to submit a plan of compliance to Nasdaq. The Company timely submitted a plan of compliance to Nasdaq and on July 17, 2023, the Company received a letter from Nasdaq notifying it that Nasdaq granted the Company an exception to enable it to regain compliance with the Rule (the “Exception”). Pursuant to the Exception, the Company must file its Form 20-F for the period ended December 31, 2022 on or before November 13, 2023.

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

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Jurisdiction of Incorporation/Formation	Date of Incorporation/ Formation
AGM Technology Limited (“AGM HK”)	Hong Kong SAR	May 21, 2015
AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”)	People’s Republic of China	October 13, 2015
Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”)	People’s Republic of China	November 13, 2015
AGM Software Service LTD (“AGM Software”)	British Virgin Islands	June 14, 2017
Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”)	People’s Republic of China	June 17, 2021
AGM Defi Tech Limited (“AGM Defi Tech”)	Hong Kong SAR	July 30, 2021
AGM Defi Lab Pte Limited (“AGM Defi Lab”)	Singapore	August 8, 2021
Beijing Keen Sense Technology Service Co., Ltd. (“Beijing Keen Sense”)	People’s Republic of China	October 21, 2021
Nanjing Lucun Semiconductor Co., Ltd. Beijing Branch (“Nanjing Lucun Beijing Branch”)	People’s Republic of China	November 24, 2022

Below is a chart illustrating our corporate structure:

AGM Group Holdings Inc.
("AGM Holdings")
(a British Virgin Islands company)
100%
AGM Defi Tech Limited
("AGM Defi Tech")
(a Hong Kong SAR company)
100%
AGM Defi Lab Pte Limited
("AGM Defi Lab")
(a Singapore company)
100%
AGM Technology Limited
("AGM HK")
(a Hong Kong SAR company)
100%
AGM Software Service LTD
("AGM Software")
(a British Virgin Islands company)
100%
Beijing Keen Sense Technology Service Co., Ltd.
("Beijing Keen Sense")
(a PRC company)
100%
AGM Tianjin Construction Development Co., Ltd.
("AGM Tianjin")
(a PRC company)
100%
Nanjing Lucun Semiconductor Co., Ltd.
("Nanjing Lucun")
(a PRC company)
100%
Beijing AnGaoMeng Technology Service Co., Ltd.
("AGM Beijing")
(a PRC company)
100%
Nanjing Lucun Semiconductor Co., Ltd. Beijing Branch
("Nanjing Lucun Beijing Branch")
(a PRC company)

4.D. Property, Plant and Equipment

Intellectual Property

We regard our intellectual property rights as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2022, we owned three domain names. We also had two registered trademarks in China as of December 31, 2022 but we have retired and cancelled the registration in July 2023.

Property and Equipment

As of December 31, 2022 and 2021, property and equipment, net consisted of the following:

	December 31, 2022	December 31, 2021
Electronic equipment	$541,931	$168,308
Office equipment	13,777	14,391
Leasehold improvement	510,915	339,657
Total property and equipment	1,066,623	522,356
Less: accumulated depreciation	(377,262)	(199,959)
Total property and equipment, net	$689,361	$322,397

Depreciation expenses for the fiscal years ended December 31, 2022, 2021 and 2020, were $52,807, $36,883 and $31,957, respectively. Leasehold amortization expenses for the fiscal years ended December 31, 2022, 2021 and 2020 were $145,989, nil and nil. There was no disposals and impairment recorded for these property and equipment for the years ended December 31, 2022, 2021 and 2020.

Lease commitments

We lease offices and residential properties for employee’s dormitories Rent expenses for the years ended December 31, 2022, 2021 and 2020 were $114,488, $51,239 and $91,043, respectively. The Company has future minimum lease obligations as of December 31, 2022 as follows:

Commitment Amount
Year of 2023	180,499
Year of 2024	142,434
Year of 2025	36,128
Thereafter	-
Less: lease commitments on terminations	-
Total	$359,061

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

Overview

We aim to become an integrated technology company with blockchain oriented ASIC chip design, advanced encryption mining machine production, and financial technology software services. In 2021, we have launched the first internal brand ASIC encryption mining machine - KOI Miner C16 (“C16”), with technical parameters higher than the industry average level.

We derive revenue from the sales of cryptocurrency mining machine and standardized computing equipment. Revenue is recognized when the promised goods are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recognize product revenues on a gross basis as we are responsible to fulfill the promise to provide specified goods. Revenue is recognized at a point in time upon the transfer of control of products to customers.

Costs and Expenses

We primarily incur the following costs and expenses:

Costs of revenues. Cost of revenues primarily consist of cost of product revenue, which includes direct costs of cryptocurrency mining machine, standardized computing equipment and software products; labor costs and employee benefits for software development, data testing, bug fixes and hacker prevention;

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of compensation expense for our corporate staff and personnel supporting our corporate staff, marketing costs, office supplies, welfare expenses, training expenses, professional fees (including consulting, audit and legal fees), travel and business hospitality expenses and bad debt expenses. Selling, general and administrative expenses also include depreciation and amortization expenses. We record property and equipment at cost and calculate depreciation using the straight-line method over the estimated useful lives of our assets, which generally range from three to five years.

Research and development expenses. Research and development costs are expensed as incurred. The costs primarily consist of the wage expenses incurred to continuously improve and upgrade our services.

5.A. Operating Results.

	For The Years Ended
	December 31,
	2022	2021	2020

Revenues	242,395,556	36,709,931	53,305
Cost of Revenues	(195,807,066)	(30,112,363)	(38,534)
Gross profit	46,588,490	6,597,568	14,771

Operating expenses
Selling, general & administrative expenses	30,395,048	1,607,393	964,470
Research and development expenses	-	36,317	63,450
Total operating expenses	30,395,048	1,643,710	1,027,920
	-	-	-
Income/(Loss) from operations	16,193,442	4,953,858	(1,013,149)

Other income/(expenses)
Other income	118,265	47,167	1,687
Other expenses	(491,299)	(43,171)	(9,343)
Total other (expenses)/income	(373,034)	3,996	(7,656)
	-	-	-
Income/(Loss) from continuing operations before provision of income taxes	15,820,408	4,957,854	(1,020,805)
Provision for income taxes expenses	(4,344,769)	(1,406,159)	(76,343)
	-	-	-
Net income/(loss) from continuing operations	11,475,639	3,551,695	(1,097,148)

Discontinued operations
Loss from discontinued operations, net of income tax	-	-	(322,490)
Gain from disposal	-	-	347,990
Income from discontinued operations, net of income tax	-	-	25,500

Net income/(loss)	11,475,639	3,551,695	(1,071,648)

Revenues

Our total revenues increased by $205.7 million or 560%, from $36.7 million in fiscal 2021 to $242.4 million in fiscal 2022. All of our total revenues for both fiscal 2022 and fiscal 2021 generated from third parties and no revenues incurred from related party. The substantial increase in sales revenue was primarily attributed to the growth in new customers and existing customers’ sales volume. As price-rising market trends of major cryptocurrencies like Bitcoin led to higher mining profits, customers are further motivated to invest in ASIC crypto mining machines. The booming cryptocurrency market has attracted more people to ASIC crypto mining machines, bringing in numerous new customers for us. Furthermore, the steady rise in sales volume among existing customers demonstrated a stable customer base and their trust in us.

Our total revenues increased by $36.7 million or 68,768%, from $53,305 in fiscal 2020 to $36.7 million in fiscal 2021. All of our total revenues for both fiscal 2021 and fiscal 2020 generated from third parties and no revenues incurred from related party. The increase was primarily due to the surging sales revenues from cryptocurrency mining machine and standardized computing equipment sales since 2021.

Cost of Revenues and Gross Margin

Cost of revenues increased by $165.7 million or 550%, from $30.1 million in fiscal 2021 to $195.8 million for the fiscal 2022. The increase was primarily due to the increase in procurement costs of cryptocurrency mining machines and standardized computing equipment for fiscal 2022, which was in line with the increase of revenue. Gross margin for fiscal 2022 was 19%, as compared to 18% for fiscal 2021. The gross margin of sales cryptocurrency mining machine and standardized computing equipment was relatively stable.

Cost of revenues increased by $30.1 million or 78,045%, from $38,534 in fiscal 2020 to $30.1 million for the fiscal 2021. The increase was primarily due to the increase in procurement costs of cryptocurrency mining machines and standardized computing equipment for fiscal 2021. Gross margin for fiscal 2021 was 18%, as compared to 28% for fiscal 2020. The gross margin of sales cryptocurrency mining machine and standardized computing equipment was a little bit lower than the business in 2020.

Selling, General and Administrative expenses

Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses were $30.4 million for the year of 2022, an increase of $28.8 million, or 1793% from December 31, 2021 to December 31, 2022. The increase was primarily due to (1) recorded bad debt expenses of accounts receivable of the year 2022 (2) increased professional service fees including investor relations management, financial consulting for business operation; and (3) increased salary expenses due to increased headcount of selling, general and administrative personnel from a weighted average number of 16 to 25.

Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses were $1.6 million for the year of 2021, an increase of $642,923, or 67% from December 31, 2020 to December 31, 2021. The increase was primarily due to expenses related to an establishment of a new wholly foreign-owned enterprise in fiscal 2021.

Research and Development Expenses

We incurred nil and $36,317 in research and development in fiscal 2022 and 2021, respectively. Research and development expenses decreased by $36,317, or 100%, for fiscal 2022 compared to fiscal 2021. We have not invested in cryptocurrency mining machine R&D. Research and development expenses decreased by $27,133, or 43%, for fiscal 2021 compared to fiscal 2020.

Income/(Loss) from operations

As a result of the factors described above, operating income was $16.2 million for fiscal 2022, compared to $5.0 million for fiscal 2021, an increase in operation income of $11.2 million, or 226%. Our operation income in fiscal 2021 was $5.0 million, compared to operating loss was $1.0 million for fiscal 2020, an increase in operation income of $6.0 million, or 589%.

Other income/(expenses)

For fiscal 2022, other expense, net of other income, were $0.4 million, compared to other income, net of other expense, were $3,996 for fiscal 2021, a change of $0.4 million. The increase of other expenses was primarily attributable to the foreign currency translation loss, partially offset by government subsidies received for being in informational development industry.

For fiscal 2021, other income, net of other expense, were $3,996, compared to other expenses, net of other income, were $7,656 for fiscal 2020, a change of $11,652. The decrease of other expenses was primarily attributable to foreign exchange income.

Loss from continuing operations

As a result of the foregoing, our income from continuing operations was $15.8 million, or $0.47 per share (basic and diluted), for the year ended December 31, 2022, as compared with $3.6 million, or $0.17 per share (basic and diluted), for the year ended December 31, 2021. Our loss from continuing operating was $1.1 million for fiscal 2020, or $0.05 per share (basic and diluted), for the year ended December 31, 2020.

Income Tax

For fiscal 2022, we had provision for income tax of $4.3 million, an increase of $2.9 million, or 209%, as compared to expense for income tax of $1.4 million for fiscal 2021. The increase is primarily due to increase income before provision of income taxes.

For fiscal 2021, we had provision for income tax of $1,406,159, an increase of $1.3 million, or 1,742%, as compared to expense for income tax of $76,343 for fiscal 2020. The increase is primarily due to increase income before provision of income taxes.

Gain from discontinued operation, net of income taxes

Our gain from discontinued operations was nil, or $0.00 per share (basic and diluted), for the year ended December 31, 2022, as well as the year ended December 31, 2021. Our income from discontinued operations of $25,500, or $(0.00) per share for the year ended December 31, 2020.

The summarized operating result of discontinued operation included our consolidated statements of operation is as follows:

	For The Years Ended December 31,
	2022	2021	2020
Revenues	$-	$-	$237,431
Cost of revenues	-	-	160,810
Gross profit	-	-	76,621
Operating expenses	-	-	353,219
Other income, net	-	-	(45,125)
Loss before income taxes	-	-	(321,723)
Income tax expense	-	-	767
Loss from discontinued operations	-	-	(322,490)
Gain from disposal, net of taxes	-	-	347,990
Total income from discontinued operations	$-	$-	$25,500

We realized a gain of $347,990 from the disposal of 100% equity of Anyi Network including its subsidiaries and offset by a loss of $322,490 from discontinued operation of the year ended December 31, 2020. As the result, total gain amounted $25,500 from discontinued operation for the year ended December 31, 2020.

Net income/(loss)

As a result of the factors described above, our net income for fiscal 2022 was $11.5 million, compared to $3.6 million for fiscal 2021, an increase in net income of $8.2 million, or 231%. Our net income for fiscal 2021 decreased in net loss of $4.6 million, or 431%, compared to net loss of $1.1 million for fiscal 2020.

Foreign currency translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of us. The functional currency of AGM Group Holdings, Inc., AGM Technology Limited, AGM Defi Tech Ltd., our subsidiaries established pursuant to the laws of Hong Kong, AGM DEFI LAB PTE. Ltd., our subsidiary established pursuant to the laws of Singapore, and AGM Software Services Ltd, our subsidiary established pursuant to the laws of the British Virgin Islands are United States dollar. The functional currency of AGM Tianjin Construction Development Co, Ltd., Beijing AnGaoMeng Technology Service Co., Ltd., Nanjing Lucun Semiconductor Co. Ltd., and Beijing Keen Sense Technology Service Co., Ltd., our indirect subsidiaries established pursuant to the laws of China, are Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates.

The Consolidated Balance Sheets balances, with the exception of equity at December 31, 2022 and 2021, were translated at RMB6.9646 and RMB6.3757 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Income and the Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020 were RMB6.7261, RMB6.4514 and RMB6.9003 to $1.00, respectively.

Net gains and losses resulting from foreign exchange translations are included in the Comprehensive income on the consolidated statements of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation (loss)/gain of $ (6,578,195), $169,472, and $(154,768) for the years ended December 31, 2022, 2021 and 2020, respectively. This non-cash loss had the effect on our reported comprehensive income or loss.

5.B. Liquidity and Capital Resources.

Liquidity

For the years ended December 31, 2022 and 2021

Liquidity is the ability of a company to generate funds to support our current and future operations, satisfy our obligations and otherwise operate on an ongoing basis. As of December 31, 2022 and December 31, 2021, we had working capital of $22.3 million and $24.5 million, including cash and cash equivalents of $4.0 million and $18.4 million, respectively. As a result, we believe that our current cash and cash to be generated from our operations will be sufficient to meet our working capital needs for at least the next twelve months. We are not dependent upon the access to borrow loans from our related parties. We plan to expand our business to implement our growth strategies to broaden our service and strengthen our position in the marketplace.

The following table sets forth a summary of changes in our working capital from December 31, 2021 to December 31, 2022:

	December 31, 2022	December 31, 2021	Change	Percentage Change
Working capital:
Total current assets	$116,819,369	$87,319,271	$29,500,098	34%
Total current liabilities	94,520,092	62,819,301	31,700,791	50%
Working capital	$22,299,277	$24,499,970	$(2,200,693)	(9)%

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flow Summary

The following table sets forth certain items in our consolidated statements of cash flows for 2022, 2021 and 2020.

	For The Years Ended
	December 31,
	2022	2021	2020

Net cash used in operating activities	(17,342,268)	(1,854,458)	(1,652,022)
Net cash used in investing activities	(332,308)	(339,657)	(1,195)
Net cash provided by financing activities	7,005,744	19,558,681	111,878
Effect of exchange rate changes on cash and cash equivalents	(3,684,350)	397,451	129,375
Net change in cash and cash equivalents	(14,353,182)	17,762,017	(1,411,964)
Cash and cash equivalents, beginning of the year	18,426,622	664,605	2,076,569
Cash and cash equivalents, end of the year	4,073,440	18,426,622	664,605
Less cash and cash equivalents of discontinued operations–end of year	-	-	-
Cash and cash equivalents of continuing operations–end of year	4,073,440	$18,426,622	$664,605

We have cash and cash equivalents held in financial institutions in the following countries (regions):

	December 31,	December 31,
Country (Region)	2022	2021
China (Mainland)	$154,311	$16,566,953
China (Hong Kong)	3,678,925	1,599,983
Singapore	240,204	259,686
Total cash and cash equivalents	$4,073,440	$18,426,622

Operating Activities:

Net cash used in operating activities of continuing operations was $17.3 million for fiscal 2022, primarily due to a net income of $11.5 million. The adjustments for changes in assets and liabilities primarily included an increase of accounts receivable of $119.0 million, and a decrease of advances from customers of $35.9 million due to the surged increase of revenue; partially offset by an increase of accounts payable of $50.1 million due to the increased purchase of cryptocurrency mining machines and standardized computing equipment, the allowance for doubtful accounts of $27.5 million, and a decrease of inventories of $17.2 million as we finished more sales in 2022.

Net cash used in operating activities of continuing operations was $1.9 million for fiscal 2021, primarily due to a net income of $3.6 million. The adjustments for changes in assets and liabilities primarily included (i) an increase of advances to suppliers of $40.5 million, (ii) an increase of inventories of $22.4 million, offset by (iii) a decrease of advances from customers of $42.2 million and (iv) a decrease of accounts payable of $14.1 million.

Net cash used in operating activities of continuing operations was $1.4 million (total of $1.7 million including discontinued operations of $296,692), for fiscal 2020, primarily due to a net loss of $1.1 million adjusted by a gain on discontinued operations of $25,500, adjusted by non-cash gain from disposal of subsidiary of $347,990 and working capital primarily included depreciation and amortization expenses of $33,437. The adjustments for changes in assets and liabilities primarily included (i) prepaid expenses and other current assets of $103,145, (ii) accounts payable of $1,763, and (iii) accrued expenses and other current liabilities of $48,537.

Net cash used in operating activities of discontinued operations was nil, nil and $296,692 in fiscal 2022, 2021 and 2020, respectively.

Investing Activities:

Net cash used in investing activities of continuing operations included $282,308 for purchase of property and equipment and leasehold improvement in fiscal 2022; and $50,000 for purchase of intangible asset.

Net cash used in investing activities of continuing operations was $339,657 for the leasehold improvement in fiscal 2021.

Net cash used in investing activities of continuing operations was $810 for the purchase of office equipment in fiscal 2020.

Net cash used in investing activities from discontinued operations was $385 for fiscal 2020. There was no net cash provided or used by investing activities of discontinued operations for fiscal 2021 and 2022.

Financing Activities:

Net cash provided by financing activities was of continuing operations $7.0 million for fiscal 2022. It was mainly attributable to proceeds from related parties of $10.0 million and receipt of financing deposit of $0.5 million; partially offset by repayments to related parties of $2.0 million and repayments of loans and borrowings of $1.5 million.

Net cash provided by financing activities was of continuing operations $19.6 million for fiscal 2021. It was mainly attributable to proceeds from issuance of Class A ordinary shares of $17.6 million and proceeds from short-term borrowings of $1.6 million.

Net cash provided by financing activities was of continuing operations $198,226 for fiscal 2020. It was attributable to proceeds from issuance of Class A ordinary shares of $667,901 and borrowings from related parties of $125,212, offset by repayment of related party loans and advances of $594,887.

Net cash used by financing activities of discontinued operations was $86,348 for fiscal 2020. There was no net cash provided by or used in financing activities of discontinued operations for fiscal 2021 and 2022.

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

Capital Resources

As of December 31, 2022 and 2021

The following table provides certain selected balance sheets comparisons as of December 31, 2022 and December 31, 2021:

	December 31,	December 31,	Increase
	2022	2021	(Decrease)%
Cash and cash equivalents	$4,073,440	$18,426,622	$(14,353,182)	(78)%
Accounts receivable	92,755,701	2,608,325	90,147,376	>100%
Inventories	3,915,456	22,433,140	(18,517,684)	(83)%
Advances to suppliers	13,139,128	40,485,521	(27,346,393)	(68)%
Prepayment and other current assets	2,935,644	3,326,425	(390,781)	(12)%
Due from related parties	-	39,238	(39,238)	-100%
Total current assets	116,819,369	87,319,271	29,500,098	34%
Property and equipment, net	689,361	322,397	366,964	>100%
Intangible assets, net	55,486	8,633	46,853	>100%
Operating lease right-of-use assets	492,984	241,554	251,430	>100%
Deferred tax asset	7,172,814	129,034	7,043,780	>100%
Total non-current assets	8,410,645	701,618	7,709,027	>100%
Total assets	$125,230,014	$88,020,889	$37,209,125	42%

Short-term borrowings	$-	$1,568,455	$(1,568,455)	-100%
Accounts payable	64,500,197	14,116,569	50,383,628	>100%
Accrued expenses and other payables	2,874,126	459,682	2,414,444	>100%
Advance from customers	4,572,765	42,231,914	(37,659,149)	(89)%
Due to related parties	8,087,981	1,215,573	6,872,408	>100%
Deferred revenue - current	36,529	38,111	(1,582)	(4)%
Operating lease liabilities, current	162,576	51,239	111,337	>100%
Income tax payable	14,285,918	3,137,758	11,148,160	>100%
Total current liabilities	94,520,092	62,819,301	31,700,791	50%
Operating lease liabilities, non-current	167,428	-	167,428	>100%
Deferred government grant, non-current	98,784	147,812	(49,028)	(33)%
Total non-current liabilities	266,212	147,812	118,400	80%
Total liabilities	$94,786,304	$62,967,113	$31,819,191	51%

Cash

As of December 31, 2022, we have a total of $4.1 million in cash and cash equivalents, among which $154,311 was held inside China (Mainland), and $3.9 million was held outside of China (Mainland). As of December 31, 2021, we have a total of $18.4 million in cash and cash equivalents, among which $16.6 million was held inside China (Mainland), and $1.9 million was held outside of China (Mainland). We have not transferred and do not plan to transfer our cash in RMB outside of China (Mainland) in order to avoid unnecessary currency exchange cost. Our subsidiaries in China (Mainland) incur expenses from time to time, and we have spent and plan to spend our cash in RMB to cover those expenses.

Prepaid expenses and other current assets, net

As of December 31, 2022, balances of prepayment and other current assets were $2.9 million, a decrease of $ 0.4 million, compared to $3.3 million as of December 31, 2021. The decrease was primarily due to fund decreased prepaid input VAT, partially offset by increase of loan receivable, as shown in the following table.

	December 31,	December 31,
	2022	2021
Prepaid expenses	$-	$51,301
Loan receivable	1,605,000	400,000
Prepaid input VAT	1,106,489	2,848,547
Deposits and others	224,155	26,577
Total prepayment and other current assets	$2,935,644	$3,326,425

Current assets

Current assets as of December 31, 2022 totaled $116.8 million, an increase of $29.5 million from our December 31, 2021 balance. The increase was primarily resulted from a $90.1 million increase in accounts receivable, partially offset by a $18.5 million decrease in inventories and a $14.4 million decrease in cash and cash equivalents.

Accrued liabilities and other payables

Accrued liabilities and other payables mainly included wages payable, VAT payable, deposit payables and other payables. Accrued liabilities and other payables as of December 31, 2022 were $2.9 million, an increase of $2.4 million, compared to $0.5 million as of December 31, 2021, primarily due to the increased in wages payable.

Credit Facility

We mainly finance our operations through proceeds borrowed from related parties. As of December 31, 2022, due to related parties were $8.1 million, an increase of $6.9 million, compared to $1.2 million as of December 31, 2021. Due to related parties as of December 31, 2022 and 2021 include:

	December 31,	December 31,
	2022	2021
Zhentao Jiang (2)	$-	$1,119,465
Yufeng Mi	1,831	2,000
Yang Cao	86,150	94,108
HongKong Kisen	8,000,000	-
Total due to related parties	$8,087,981	$1,215,573

	December 31,	December 31,
	2022	2021
Wenjie Tang	-	39,238
Total due from related parties	$-	$39,238

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses related parties paid on behalf of us. These loans are interest free, unsecured and repayable on demand.

From time to time, we borrowed $10.0 million from related parties and repaid $2.0 million to related parties in the year ended December 31, 2022. We borrowed $907,135 from related parties and repaid $517,670 to related parties in the year ended December 31, 2021. We borrowed $241,822 from related parties and repaid $594,887 to related parties in the year ended December 31, 2020.

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – D. Property, Plant and Equipment – Intellectual Property.”

5.D. Trend Information.

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

5.E. Critical Accounting Estimates

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

Revenue Recognition

We adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented. The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which We expect to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by us in determination of revenue recognition:

●	Step 1: Identify the contract(s) with the customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price;

●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when or as we satisfy a performance obligation.

We are a mining machine developer, engaging in research, development and sales of cryptocurrency mining machine and standardized computing equipment.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

We derive revenue from the sale of cryptocurrency mining machine and standardized computing equipment and technical support plans for the years ended December 31, 2022, 2021 and 2020. We began the business transformation to became a blockchain hardware machine and software developer in 2021. We enter into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recorded and recognized revenues from both products and services in one account, which we present as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive income.

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

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning October 1, 2022. We do not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

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

Item 6. Directors, Senior Management and Employees

6.A.	Directors and Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Bo Zhu	36	Chief Executive Officer and Chief Strategy Officer
Steven Sim	45	Chief Financial Officer
Yufeng Mi	46	Chief Technology Officer
Jialin Liu	64	Independent Director and Chairman of Compensation Committee.
Jiaqi Zhu	42	Independent Director and Chairman of Nominating Committee
Fangjie Wang	33	Independent Director and the Chairwoman of the Audit Committee
Yafang Wang	45	Secretary of the Board

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

Jiaqi Zhu. Mr. Zhu has been working in the finance and fintech industry since 2015. Mr. Zhu previously worked as a data scientist at Cubist, Point72. He is an expert in quantitative trading using machine learning algorithms, and is very familiar with the trend and development of creative crypto and web3 projects. He earned his Ph.D. degree in Electrical Engineering from Nanyang Technological University, and Master's degree in Quantitative Finance from National University of Singapore.

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

Board Diversity

The Board of Directors does not have a formal policy with respect to Board nominee diversity. In recommending proposed nominees to the Board of Directors, the Nominating Committee is charged with building and maintaining a board that has an ideal mix of talent and experience to achieve our business objectives in the current environment. In particular, the Nominating Committee is focused on relevant subject matter expertise, depth of knowledge in key areas that are important to us, and diversity of thought, background, perspective and experience so as to facilitate robust debate and broad thinking on strategies and tactics pursued by us.

The following table provides certain information regarding the diversity of our Board of Directors as of the date of this annual report.

Board Diversity Matrix (As of the date of this annual report)

Country of Principal Executive Offices:	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			—
LGBTQ+			—

6.B. Compensation

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

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Mr. Bo Zhu, Mr. Yufeng Mi, Mr. Steven Sim, and Ms. Yafang Wang.

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2022 and 2021.

Name and Principal Position	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Wenjie Tang	2022	42,000	-	-	-	42,000
Former Co-Chief Executive Officer(1)	2021	42,000	-	-	-	42,000

Chenjun Li	2022	-	-	-	-	-
Former Co-Chief Executive Officer(2)	2021	-	-	-	-	-

Zhihe Yang	2022	-	-	-	-	-
Former Chief Financial Officer(3)	2021	-	-	-	-	-

Steven Sim	2022	37,644	-	-	-	37,6
Chief Financial Officer(4)	2021	9,411	-	-	-	9,411

Yufeng Mi	2022	30,000	-	-	-	30,000
Chief Technology Officer	2021	30,000	-	-	-	30,000

Bo Zhu	2022	120,000	-	-	-	120,000
Chief Executive Officer and Chief Strategy Officer(5)	2021	80,000	-	-	-	80,000

Yafang Wang	2022	31,013.99	-	-	-	31,013.99
Secretary of the Board	2021	20,706	-	-	-	20,706

(1)	Wenjie Tang was a director and a Co-Chief Executive Officer since the inception. Mr. Tang resigned as a director and a Co-Chief Executive Officer on October 7, 2023. Mr. Tang remains as an advisor on an as-needed basis.

(2)	Chenjun Li was appointed as Co-Chief Executive Officer, effective July 12, 2021 and as a director and the Chairman of the Board, effective September 15, 2021. Mr. Li resigned as a director, Chairman of the Board and a Co-Chief Executive Officer on October 31, 2023.

(3)	Zhihe Yang resigned as Chief Financial Officer on September 23, 2021, effective September 23, 2021.

(4)	Steven Sim was appointed by the Board of Directors as the Chief Financial Officer, effective September 24, 2021.

(5)	Bo Zhu was appointed as the Chief Strategy Officer, effective May 6, 2021 and as a Co-Chief-Executive Officer and a director on October 9, 2023.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors are entitled receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with our directors Fangjie Wang, Jialin Liu and Jiaqi Zhu. In addition, our director Wenjie Tang receives compensation for his service as an officer of the Company. He has not received and will not receive compensation as a director of the Company.

The table below indicates the compensations we paid to our Board of Directors in their capacity as directors for fiscal years 2022 and 2021:

Name	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Chenjun Li	2022	-	-	-	-	-
Former Chairman of the Board(1)	2021	-	-	-	-	-

Bin Cao	2022	-	-	-	-	-
Former Chairman of the Board(2)	2021	40,500	-	-	-	40,500

Wenjie Tang	2022	-	-	-	-	-
Former Director(3)	2021	-	-	-	-	-

Bo Zhu	2022	-	-	-	-	-
Director(4)	2021	-	-	-	-	-

Fangjie Wang	2022	11,120.83	-	-		11,120.83
Independent Director and Chairman of Audit Committee	2021	11,763	-	-	-	11,763

Jialin Liu	2022	9,643.98	-	-	-	9,643.98
Independent Director and Chairman of Compensation Committee	2021	10,201	-	-	-	10,201
Tingfu Xie	2022	-	-	-	-	-
Former Independent Former Independent Director and Chairman of Nominating Committee(5)	2021	5,882	-	-	-	5,882

Jing Shi	2022	30,000	-	-	-	30,000
Former Independent Independent Director and Chairman of Nominating Committee(6)	2021	20,000	-	-	-	20,000

Jiaqi Zhu	2022	-	-	-	-	-
Director and Chairman of Nominating Committee(7)	2021	-	-	-	-	-

(1)	Chenjun Li was appointed as Co-Chief Executive Officer, effective July 12, 2021 and as a director and the Chairman of the Board on September 15, 2021. Mr. Li received an annual salary for his service as the co-CEO. He did not receive any compensation as a director. Mr. Li resigned as a director, Chairman of the Board and a Co-Chief Executive Officer on October 31, 2023.

(2)	The employment agreement between the Company and Mr. Bin Cao, expired on May 19, 2021. Mr. Cao continued to serve on an at-will basis after expiration through September 10, 2021, when the Board of Directors determined not to extend Mr. Cao’s employment and to remove Mr. Cao from all position of the Company.

(3)	Wenjie Tang was a director and a Co-Chief Executive Officer since the inception. Mr. Tang received an annual salary for his service as the co-CEO. He did not receive any compensation as a director. Mr. Tang resigned as a director and a Co-Chief Executive Officer on October 7, 2023. Mr. Tang remains as an advisor on an as-needed basis.

(4)	Bo Zhu was appointed as the Chief Strategy Officer, effective May 6, 2021 and as a Co-Chief-Executive Officer and a director on October 9, 2023.

(5)	On April 30, 2021, Tingfu Xie tendered his resignation as director, the chairman of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company, effective April 30, 2021.

(6)	Jing Shi was appointed as a director, the chairman of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company, effective April 30, 2021. Ms. Shi resigned as a director, the chairman of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company, effective October 9, 2023.

(7)	Jiaqi Zhu was appointed as a director, the chairman of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company, effective October 9, 2023.

6.C. Board practices

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

●	Audit Committee: Fangjie Wang (Chair), Jiaqi Zhu, Jialin Liu

●	Compensation Committee: Jialin Liu (Chair), Jiaqi Zhu, Fangjie Wang

●	Nominating Committee: Jiaqi Zhu (Chair), Fangjie Wang, Jialin Liu

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

Audit Committee

Our Audit Committee consisted of Ms. Fangjie Wang, Mr. Jialin Liu and Mr. Jiaqi Zhu. Ms. Fangjie Wang is the chairman of our audit committee. We have determined that Ms. Fangjie Wang, Mr. Jialin Liu and Mr. Jiaqi Zhu satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our Board of Directors has determined that Ms. Wang qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Jialin Liu, Ms. Fangjie Wang and Mr. Jiaqi Zhu. Mr. Jialin Liu is the chairman of our compensation committee. We have determined that Mr. Jialin Liu, Ms. Fangjie Wang and Mr. Jiaqi Zhu satisfy the “independence” requirements under Nasdaq Rule 5605. The compensation committee will assist the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Nominating Committee

Our nominating committee consists of Mr. Jiaqi Zhu, Ms. Fangjie Wang and Mr. Jialin Liu. Mr. Jiaqi Zhu is the chairperson of our nominating committee. We have determined that Mr. Jiaqi Zhu, Ms. Fangjie Wang and Mr. Jialin Liu satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee will assist the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

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

Insider Trading Policy

The Board of Directors also adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

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

6.D. Employees

As of December 31, 2022, we had a total of 25 full-time employees. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As required by regulations in China, we participate in various employee social security plans that are organized by local governments.

6.E. Share ownership

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

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A)	Percentage Ownership (Class A)	Amount of Beneficial Ownership (Class B)	Percentage Ownership (Class B)	Combined Voting Power of Class A and Class B	Combined Voting Power of Class A and Class B Ordinary Shares as a Percentage(3)
Directors and Named Executive Officers:

Bo Zhu, Chief Executive Officer and Chief Strategy Officer	-	0%	-	0%	-	0%
Steven Sim, Chief Financial Officer	-	0%	-	0%	-	0%
Yufeng Mi, Chief Technology Officer(1)	600,000	2.47%	600,000	28.57%	3,600,000	10.36%
Yafang Wang, Secretary of the Board	-	0%	-	0%	-	0%
Jiaqi Zhu, Independent Director and Chairwoman of Nominating Committee	-	0%	-	0%	-	0%
Fangjie Wang, Independent Director and Chairman of Audit Committee	-	0%	-	0%	-	0%
Jialin Liu, Independent Director and Chairman of Compensation Committee	-	0%	-	0%	-	0%
All directors and executive officers as a group (7 persons)	600,000	2.47%	600,000	28.57%	3,600,000	10.36%

5% Beneficial Owners:
Wenije Tang, Former Chief Executive Officer and Director(2)	1,500,000	6.18%	1,500,000	71.42%	9,000,000	25.90%

(1)	Yufeng Mi holds 600,000 Class B ordinary shares. GMT Tech Holdings Limited, a company formed under the laws of Hong Kong SAR, holds 600,000 Class A ordinary shares. Yufeng Mi is the sole shareholder and director of GMT Tech Holdings Limited and therefore is deemed the beneficial owner of the 600,000 Class A ordinary shares held by GMT Tech Holdings Limited.
(2)	Wenjie Tang holds 1,500,000 Class B ordinary shares. Defi Tech Holdings Ltd., a company formed under the laws of Hong Kong SAR, holds 1,500,000 Class A ordinary shares. Wenjie Tang is the sole shareholder and director of Defi Tech Holdings Ltd. and therefore is deemed the beneficial owner of the 1,500,000 Class A ordinary shares held by Defi Tech Holdings Ltd. In addition,
(3)	Each Class B ordinary share in the Company confers upon the shareholder the right to five (5) votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class B ordinary share will vote together with holders of our Class A ordinary share as a single class on all matters presented to our shareholders for their vote approval.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

As of December 31, 2022, related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Zhentao Jiang	Former Director and principal shareholder
Wenjie Tang	Shareholder and former Chief Executive Officer (“CEO”) and Director
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
Yang Cao	Director of Nanjing Lucun
HongKong Kisen Co., Limited	Company ultimately controlled by Chief Strategy Officer (“CSO”)

Due to related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of December 31, 2022 and December 31, 2021, due to related parties consisted the following:

	December 31,	December 31,
	2022	2021
Zhentao Jiang	$-	$1,119,465
Yufeng Mi	1,831	2,000
Yang Cao	86,150	94,108
HongKong Kisen	8,000,000	-
Total due to related parties	$8,087,981	$1,215,573

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business. These amounts are interest free, unsecured and could be settled on demand.

From time to time, the Company borrowed $10,000,000 from related parties and repaid $2,000,000 to related parties in the year ended December 31, 2022. The Company borrowed $907,135 from related parties and repaid $517,670 to related parties in the year ended December 31, 2021.

Due from related parties

As of December 31, 2022 and December 31, 2021, due from related parties consisted the following:

	December 31,	December 31,
	2022	2021
Wenjie Tang	-	39,238
Total due from related parties	$-	$39,238

Amounts due from related parties are interest free, unsecured and could be settled on demand.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

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

8.B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

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

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

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

10.B. Memorandum and articles of association

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

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

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

10.E. Taxation

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

10.F. Dividends and paying agents

Not applicable.

10.G. Statement by experts

Not applicable.

10.H. Documents on display

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

10.I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information of the Company - C. Organizational Structure.”

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

As of the latest fiscal year ended December 31, 2022, we had immaterial derivative financial instruments (open FX positions with a total fair value of $0) and did not have any derivative commodity instruments. Our other financial instruments, including cash and cash equivalents, transaction monetary assets held for clients, net accounts receivable, prepaid expenses and other current assets, accounts payable, deposits payable, accrued expenses and other current liabilities, advance from customers, and income tax payable, are exposed to certain market risk such as foreign currency risk and interest rate risk. Our overall risk management program focuses on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on our financial performance and position. Our other financial instruments primarily include cash and cash equivalents, accounts receivable and accounts payable for whose carrying values approximate to their fair value due to the short term nature of these balances. Therefore, we do not expect our other financial instruments to be exposed to material impacts from market risk. However, we have still summarized the relevant market risk and its potential impacts to our other financial instruments as below:

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

We estimated that as of December 31, 2022 and 2021, a 10% appreciation in RMB against the U.S. dollar would have resulted in a decrease of $2,585,525 and $3,759,650 to our financial liabilities denominated in RMB and would have resulted in a corresponding decrease in our consolidated comprehensive loss, respectively. As of December 31, 2022 and 2021, our financial assets denominated in RMB were material and therefore may be subject to material market fluctuation.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

14.E. Use of Proceeds

Private Placement

In July 2020, we consummated a private placement offering whereby the Company entered into private placement subscription agreements with certain investors. Pursuant to the Subscription Agreements, in which we issued an aggregate of 40,235 Class A ordinary shares to the investors, at a purchase price of $16.6 per share, for an aggregate amount of $667,901. We used the proceeds for working capital and general corporate purposes.

Registered Direct Offering and Concurrent Private Placement

On December 14, 2021, we consummated (a) a registered direct offering for the sale of 2,898,552 of its Class A ordinary shares, par value US$0.001 per share, and (b) a concurrent private placement, for the sale of unregistered warrants to purchase up to 1,449,276 Class A ordinary shares, for gross proceeds of approximately US$20 million. We used the proceeds for working capital and general corporate purposes.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(b)	Management’s annual report on internal control over financial reporting.

Based on its assessment, our management concluded that as of December 31, 2022, our disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act.

In preparing our consolidated financial statements for the years ended December 31, 2022 and 2021, our management identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2022. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2022.

This annual report does not include an attestation report of the Company’s Independent Registered Public Accounting Firm as we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2022.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

KCCW Accountancy Corp. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2022. TPS Thayer LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2021. JLKZ CPA LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2020. Audit services provided by JLKZ CPA LLP for fiscal years ended December 31, 2020 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

KCCW Accountancy Corp.'s fee for the annual audit of our financial statements for the fiscal year ended December 31, 2022 was $180,000. TPS Thayer LLC’s fee for the annual audit of our financial statements for the fiscal year ended December 31, 2021 was $175,000. JLKZ CPA LLP’s fee for the annual audit of our financial statements for the fiscal year ended December 31, 2020 was $90,000.

Audit-Related Fees

The Company has not paid KCCW Accountancy Corp. for audit-related services for the fiscal year ended December 31, 2022.

The Company has not paid TPS Thayer LLC for audit-related services for the fiscal year ended December 31, 2021.

The Company has not paid JLKZ CPA LLP for audit-related services for the fiscal year ended December 31, 2020.

Tax Fees

The Company has not paid KCCW Accountancy Corp. for tax services for the fiscal year ended December 31, 2022.

The Company has not paid TPS Thayer LLC for tax services for the fiscal year ended December 31, 2021.

The Company has not paid JLKZ CPA LLP for tax services for the fiscal year ended December 31, 2020.

All Other Fees

The Company has not paid KCCW Accountancy Corp. for any other services in fiscal year ended December 31, 2022.

The Company has not paid TPS Thayer LLC for any other services in fiscal year ended December 31, 2021.

The Company has not paid JLKZ CPA LLP for any other services in fiscal year ended December 31, 2020.

Audit Committee Pre-Approval Policies

Before KCCW Accountancy Corp., TPS Thayer LLC and JLKZ CPA LLP were engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by KCCW Accountancy Corp., TPS Thayer LLC and JLKZ CPA LLP have been so approved.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2022.

Item 16F. Change in Registrant’s Certifying Accountant

On April 5, 2022, the Company notified its independent registered public accounting firm, JLKZ CPA LLP its decision to dismiss JLKZ CPA LLP as the Company’s auditor. The Audit Committee and the Board of Directors of the Company ratified the appointment of TPS Thayer LLC as its new independent registered public accounting firm to audit the Company’s financial statements.

On July 3, 2022, the Company notified its independent registered public accounting firm, TPS Thayer LLC its decision to dismiss TPS Thayer LLC as the Company’s auditor. The Audit Committee and the Board of Directors of the Company ratified the appointment of KCCW Accountancy Corp. as its new independent registered public accounting firm to audit the Company’s financial statements.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J. Insider Trading Policies

The Board of Directors also adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

ITEM 16K. Cybersecurity

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ending June 30, 2024.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of AGM Group Holdings Inc., filed as exhibit 3.2 to the Form F-1 filed on May 15, 2017 and incorporate by reference herein

2.1	Form of Warrant, filed as exhibit 4.1 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

2.2	Form of Placement Agent Warrant, filed as exhibit 4.2 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

2.3	Description of Securities

4.1	English translation of Employment Agreement with Wenjie Tang, filed as exhibit 4.1 to the Form 20-F filed on April 22, 2022 and incorporate by reference herein

4.2	English translation of Employment Agreement with Zhihe Yang, filed as exhibit 10.2 to the Form 6-K filed on October 16, 2020 and incorporate by reference herein

4.3*	English translation of Employment Agreement with Yufeng Mi, filed as exhibit 4.3 to the Form 20-F filed on April 22, 2021 and incorporate by reference herein

4.4*	English translation of Employment Agreement with Bin Cao, filed as exhibit 4.4 to the Form 20-F filed on April 22, 2021 and incorporate by reference herein

4.5*	English translation of Employment Agreement with Yafang Wang, filed as exhibit 4.5 to the Form 20-F filed on April 22, 2021 and incorporate by reference herein

4.6	English translation of Agreement with Jialin Liu, filed as exhibit 10.14 to the Form F-1 filed on September 28, 2017 and incorporate by reference herein

4.7	English translation of Agreement with Tingfu Xie, filed as exhibit 10.15 to the Form F-1 filed on September 28, 2017 and incorporate by reference herein

4.8	English translation of Agreement with Fangjie Wang, filed as exhibit 10.2 to the Form 6-K filed on January 9, 2019 and incorporate by reference herein

4.9	English translation of Equity Transfer Agreement with Yushu Kingo City Real Estate Development Co., Ltd. dated January 16, 2020, filed as exhibit 10.1 to the Form 6-K filed on January 22, 2020 and incorporate by reference herein

4.10	Share Purchase Agreement, dated December 14, 2020, filed as exhibit 10.1 to the Form 6-K filed on December 31, 2020 and incorporate by reference herein

4.11	Promissory Note, dated December 14, 2020, filed as exhibit 10.2 to the Form 6-K filed on December 31, 2020 and incorporate by reference herein

4.12	English translation of Equity Transfer Agreement with Yushu Kingo City Real Estate Development Co., Ltd. Dated April 6, 2021, filed as exhibit 10.1 to the Form 6-K filed on April 9, 2021 and incorporate by reference herein

4.13	Offer Letter to Jing Shi, dated April 30, 2021, filed as exhibit 10.1 to the Form 6-K filed on May 6, 2021 and incorporate by reference herein

4.14	Employment Agreement with Bo Zhu, dated May 6, 2021, filed as exhibit 10.1 to the Form 6-K filed on May 10, 2021 and incorporate by reference herein

4.15	Employment Agreement with Chenjun Li, dated July 12, 2021, filed as exhibit 10.1 to the Form 6-K filed on July 16, 2021 and incorporate by reference herein

4.16	Employment Agreement with Steven Sim, dated September 24, 2021, filed as exhibit 10.1 to the Form 6-K filed on September 28, 2021 and incorporate by reference herein

4.17	Transfer Agreement with Yushu Kingo City Real Estate Development Co., Ltd., dated October 20, 2021, filed as exhibit 10.1 to the Form 6-K filed on October 22, 2021 and incorporate by reference herein

4.18	Placement Agency Agreement, dated December 10, 2021, filed as exhibit 10.1 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.19	Form of Securities Purchase Agreement, dated December 10, 2021, filed as exhibit 10.2 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.20	Form of Registration Rights Agreement, dated December 10, 2021, filed as exhibit 10.3 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.21	Form of Lock-up Agreement, dated December 10, 2021, filed as exhibit 10.4 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.22	Employment Agreement with Jiaqi Zhu, dated October 9, 2023, filed as exhibit 10.1 to the Form 6-K filed on October 10, 2023, and incorporate by reference herein

8.1	List of Subsidiaries

11.1	Code of Business Conduct and Ethics, filed as exhibit 14.1 to the Form F-1 filed on September 19, 2017 and incorporate by reference herein

11.2	Insider Trading Policy

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of JLKZ CPA LLP

15.2*	Consent of TPS Thayer LLC

15.3*	KCCW Accountancy Corp.

101.INS*	XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGM GROUP HOLDINGS INC.

By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer and Chief Strategy Officer

Date: November 13, 2023

AGM GROUP HOLDINGS INC.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

AGM Group Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of AGM Group Holdings Inc. (“the Company”), as of December 31, 2022 and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the year then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and the consolidated results of its operations and its cash flows for the year ended December 31, 2022, in conformity with U.S generally accepted accounting principles.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Critical Audit Matter Description

As described in Note 2 to the consolidated financial statements, the Company’s revenue is derived from the delivery of its products. The sale of products by the Company is considered complete when the products are delivered at that time the ownership and risk of loss have been transferred to the customer.

The Company considers the contracts with its customer contain one performance obligation, and the Company is entitled to the consideration when performance obligation is satisfied at a point in time. The amount of revenue to be recognized is determined by the contracts between the Company and its customer. The Company recognizes revenue when the product is delivered.

The principal considerations for our determination that performing procedures relating to revenue recognition, specifically the identification and evaluation of the timing and amount of revenue recognition, is a critical audit matter, involved judgment exercised by management in identifying and evaluating the performance obligation. Auditor judgement is involved in performing our audit procedures to evaluate whether the timing and amount of revenue recognition was appropriately stated.

How the Critical Audit Matter Will Be Addressed in the Audit

Our audit procedures over determining the timing and amount of revenue recognition involved, among others, evaluation of management’s assessment in regard to the identification of performance obligation of revenue. We selected sales transactions and performed the following procedures:

- Evaluated the terms and conditions of each selected transaction and the appropriateness of the accounting treatment within the context of the five-step model prescribed by ASC 606, Revenue from Contracts with Customers, and evaluated whether management’s conclusions were appropriate.

- Tested the amount of revenue recognized by agreeing to relevant supporting documents.

/s/ KCCW Accountancy Corp.

We have served as the Company's auditor since 2023

Diamond Bar, California

November 13, 2023

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

AGM GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except for number of shares)

	December 31,	December 31,
	2022	2021

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,073,440	$18,426,622
Accounts receivable, net	92,755,701	2,608,325
Inventories	3,915,456	22,433,140
Advances to suppliers	13,139,128	40,485,521
Prepayment and other current assets	2,935,644	3,326,425
Due from related parties	-	39,238
Total current assets	116,819,369	87,319,271
NON - CURRENT ASSETS:
Property and equipment, net	689,361	322,397
Intangible assets, net	55,486	8,633
Operating lease right-of-use assets	492,984	241,554
Deferred tax assets	7,172,814	129,034
Total non - current assets	8,410,645	701,618
TOTAL ASSETS	$125,230,014	$88,020,889

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$-	$1,568,455
Accounts payable	64,500,197	14,116,569
Accrued expenses and other payables	2,874,126	459,682
Advances from customers	4,572,765	42,231,914
Due to related parties	8,087,981	1,215,573
Deferred government grant, current	36,529	38,111
Operating lease liabilities, current	162,576	51,239
Income tax payable	14,285,918	3,137,758
Total current liabilities	94,520,092	62,819,301
NON - CURRENT LIABILITIES:
Operating lease liabilities, non-current	167,428	-
Deferred government grant, non-current	98,784	147,812
Total non - current liabilities	266,212	147,812
TOTAL LIABILITIES	$94,786,304	$62,967,113

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 24,254,842 and 24,254,842 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively)	$24,255	$24,255
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 2,100,000 and 2,100,000 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively)	2,100	2,100
Additional paid-in capital	26,502,856	26,010,366
Statutory reserves	335,696	63,659
Retained earnings/(Accumulated deficit)	9,743,823	(1,459,779)
Accumulated other comprehensive (loss)/income	(6,165,020)	413,175
Total shareholders’ equity	30,443,710	25,053,776
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$125,230,014	$88,020,889

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPEATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in US$, except for number of shares)

	For The Years Ended December 31,
	2022	2021	2020

Revenues
Revenues	$242,395,556	$36,709,931	$53,305
Total Revenues	242,395,556	36,709,931	53,305
Cost of Revenues
Cost of revenues	(195,807,066)	(30,112,363)	(38,534)

Gross profit	46,588,490	6,597,568	14,771

Operating expenses
Selling, general & administrative expenses	30,395,048	1,607,393	964,470
Research and development expenses	-	36,317	63,450
Total operating expenses	30,395,048	1,643,710	1,027,920

Income/(Loss) from operations	16,193,442	4,953,858	(1,013,149)

Other income/(expenses)
Other income	118,265	47,167	1,687
Other expenses	(491,299)	(43,171)	(9,343)
Total other (expenses)/income	(373,034)	3,996	(7,656)

Income/(Loss) from continuing operations before provision of income taxes	15,820,408	4,957,854	(1,020,805)
Provision for income taxes expenses	(4,344,769)	(1,406,159)	(76,343)

Net income/(loss) from continuing operations	11,475,639	3,551,695	(1,097,148)

Discontinued operations
Loss from discontinued operations, net of income tax	-	-	(322,490)
Gain from disposal	-	-	347,990
Income from discontinued operations, net of income tax	-	-	25,500

Net income/(loss)	$11,475,639	$3,551,695	$(1,071,648)

Comprehensive income/(loss)
Net income/(loss)	$11,475,639	$3,551,695	$(1,071,648)
Other comprehensive loss
Foreign currency translation adjustment	(6,578,195)	169,472	(154,768)
Total comprehensive income/(loss)	$4,897,444	$3,721,167	$(1,226,416)

Income/(Loss) earnings per common share
Continuing operations - Basic	$0.47	$0.17	$(0.05)
Continuing operations - Diluted	0.47	0.17	(0.05)
Discontinued operations - Basic	-	-	-
Discontinued operations - Diluted	-	-	-

Net income/(loss) per common share - basic	$0.47	$0.17	$(0.05)
Net income/(loss) per common share - diluted	$0.47	$0.17	$(0.05)

Weighted average Class A ordinary shares outstanding, basic	24,254,842	21,491,291	21,787,892
Weighted average Class A ordinary shares outstanding, diluted	24,254,842	21,511,469	21,787,892

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in US$)

	For The Years Ended December 31,
	2022	2021	2020

Cash flows from operating activities
Net income/(loss)	$11,475,639	$3,551,695	$(1,071,648)
Net gain from discontinued operations, net of tax	-	-	25,500
Net gain/(loss) from continuing operations	11,475,639	3,551,695	(1,097,148)

Adjustment to reconcile net income to net cash used in operating activities
Depreciation and amortization	201,944	38,363	33,437
Allowance for doubtful accounts	27,469,288	-	-
Amortization of operating lease right-of-use asset	138,709	63,347	-
Other income	(42,431)	(22,119)	-
Gain from disposal of subsidiary	-	-	(347,990)
Deferred tax	(7,061,293)	(129,034)	-
Changes in operating assets and liabilities:
Accounts receivable	(119,006,660)	(2,608,325)	-
Inventories	17,210,179	(22,433,140)	-
Advances to suppliers	23,795,007	(40,485,521)	-
Prepayment and other current assets	198,990	2,094,491	103,145
Accounts payable	50,070,180	14,111,595	1,763
Accrued expenses and other payables	1,713,032	272,411	(76,969)
Income tax payable	12,509,424	1,505,485	28,432
Advances from customers	(35,891,398)	42,231,914	-
Deferred government grant	-	3,454	-
Operating lease liabilities	(122,878)	(49,074)	-
Net cash used in operating activities from continuing operations	(17,342,268)	(1,854,458)	(1,355,330)
Net cash used in operating activities from discontinued operations	-	-	(296,692)
Net cash used in operating activities	(17,342,268)	(1,854,458)	(1,652,022)

Cash flows from investing activities
Purchase of property and equipment	(282,308)	(339,657)	(810)
Purchase of intangible asset	(50,000)	-	-
Net cash used in investing activities from continuing operations	(332,308)	(339,657)	(810)
Net cash used in investing activities from discontinued operations	-	-	(385)
Net cash used in investing activities	(332,308)	(339,657)	(1,195)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	-	17,639,999	667,901
Proceeds from related parties	10,000,000	907,135	241,822
Proceeds from short-term borrowings	-	1,568,455	-
Receipt of financing deposit	492,490	-	-
Repayments of loans and borrowings	(1,486,746)	-	-
Borrowings to related parties	-	(39,238)	(116,610)
Repayments to related parties	(2,000,000)	(517,670)	(594,887)
Net cash provided by financing activities from continuing operations	7,005,744	19,558,681	198,226
Net cash used in financing activities from discontinued operations	-	-	(86,348)
Net cash provided by financing activities	7,005,744	19,558,681	111,878

Effect of exchange rate changes on cash and cash equivalents	(3,684,350)	397,451	129,375
Net change in cash and cash equivalents	(14,353,182)	17,762,017	(1,411,964)
Cash and cash equivalents, beginning of the year	18,426,622	664,605	2,076,569
Cash and cash equivalents, end of the year	4,073,440	18,426,622	664,605
Less cash and cash equivalents of discontinued operations–end of year	-	-	-
Cash and cash equivalents of continuing operations–end of year	$4,073,440	$18,426,622	$664,605

Supplemental cash flow information
Interest paid	$6,938	$34,721	$-
Income taxes paid	$218,121	$-	$-

Non-cash investing and financing activities
Free operating lease due to government grant	$-	$204,588	$-
Additions of ROU Assets	$416,013	$100,313	$-
Cancelled common stocks issued	$-	$5,000	$7,600,000

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Class A Ordinary Share	Number of Class B Ordinary Share	Class A Ordinary Share	Class B Ordinary Share	Additional paid-in capital	Statutory Reserves	(Accumulated loss)/ Retained earnings	Accumulated other comprehensive income/(loss)	Total
Balance, December 31, 2019	21,791,055	7,100,000	$21,791	$7,100	$15,299,930	$-	$(3,876,167)	$398,471	$11,851,125
Net loss							(1,071,648)		(1,071,648)
Issuance of common shares for acquisition equities of Anyi	40,235		40		667,861				667,901
Cancelled shareholders’ common stocks	(475,000)		(475)		(7,599,525)				(7,600,000)
Foreign currency translation adjustment								(154,768)	(154,768)
Balance, December 31, 2020	21,356,290	7,100,000	$21,356	$7,100	$8,368,266	$-	$(4,947,815)	$243,703	$3,692,610
Net income							3,551,695		3,551,695
Issuance of common shares	2,898,552		2,899		17,637,100				17,639,999
Appropriation to statutory reserve						63,659	(63,659)		-
Cancellation of Class B ordinary shares		(5,000,000)		(5,000)	5,000				-
Foreign currency translation adjustment								169,472	169,472
Balance, December 31, 2021	24,254,842	2,100,000	$24,255	$2,100	$26,010,366	$63,659	$(1,459,779)	$413,175	$25,053,776
Net income	-	-	-	-	-	-	11,475,639	-	11,475,639
Appropriation to statutory reserve	-	-	-	-	-	272,037	(272,037)	-	-
Deposit received on issuance of common shares	-	-	-	-	492,490	-	-	-	492,490
Foreign currency translation adjustment	-	-	-	-	-	-	-	(6,578,195)	(6,578,195)
Balance, December 31, 2022	24,254,842	2,100,000	$24,255	$2,100	$26,502,856	$335,696	$9,743,823	$(6,165,020)	$30,443,710

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

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

On June 17, 2021, AGM Technology incorporated a wholly owned Chinese limited liability subsidiary, Nanjing Lucun Semiconductor Co. Ltd. (“Nanjing Lucun”) in China under the laws of PRC. Nanjing Lucun is primarily engaged in the sale of cryptocurrency mining machines and standardized computing equipment.

On July 30, 2021 AGM Holdings incorporated a wholly owned limited liability subsidiary, AGM Defi Lab Ptd Limited (“AGM Defi Lab”) under the laws of Singapore. On August 8, 2021 AGM Holdings incorporated a wholly owned limited liability subsidiary, AGM Defi Tech Limited (“AGM Defi Tech”) in Hong Kong. On October 21, 2021, AGM Defi Tech incorporated a wholly owned subsidiary, Beijing Keen Sense Technology Service Co., Ltd (“Beijing Keen Sense”) in China under the laws of PRC. These three subsidiaries are mainly engaged in software development.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

AGM Holdings’ subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
AGM Technology Limited (“AGM Technology “)	May 21, 2015	Hong Kong	100%	Sale of cryptocurrency mining machines and standardized computing equipment
AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly Shenzhen AnGaoMeng Financial Technology Service Co., Ltd.	October 13, 2015	China	100%	Holding entity
Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”)	November 13, 2015	China	100%	Software development and provider
AGM Software Service LTD (“AGM Software”)	June 14, 2017	BVI	100%	Core technology service provider
Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”)	June 17, 2021	China	100%	Sale of cryptocurrency mining machines and standardized computing equipment
AGM Defi Lab Ptd Limited (“AGM Defi Lab”)	July 30, 2021	Singapore	100%	Software development and provider
AGM Defi Tech Limited (“AGM Defi Tech”)	August 8, 2021	Hong Kong	100%	Software development and provider
Beijing Keen Sense Technology Service Co., Ltd (“Beijing Keen Sense”)	October 21, 2021	China	100%	Software development and provider

AGM Technology, AGM Tianjin, AGM Beijing, AGM Nanjing, AGM Software, Nanjing Lucun, AGM Defi Lab, AGM Defi Tech, and Beijing Keen Sense, are referred to as subsidiaries. AGM Holdings and its consolidated subsidiaries are collectively referred to herein as the “Company” unless specific reference is made to an entity.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Note 2 - SUMMARY OF SIGNIFICANT POLICIES

Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

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

The consolidated balance sheet balances, with the exception of equity at December 31, 2022 and December 31, 2021 were translated at RMB6.9646 and RMB6.3757 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the year ended December 31, 2022, 2021 and 2020 were RMB6.7261, RMB6.4515 and RMB6.9003 to $1.00, respectively.

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

Cash and cash equivalents

Cash and cash equivalents are financial assets that are either cash or highly liquid investments with an original maturity term of 90 days or less. At December 31, 2022 and December 31, 2021, the Company’s cash equivalents primarily consist cash in various financial institutions.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Inventories

Inventories, primarily consisting of standardized computing equipment, which are finished goods from manufacturers. Inventories are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the first-in first-out cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. No inventory write-down was recorded for 2022 and 2021.

Advances to suppliers

Advances to suppliers primarily consists of prepayments for purchase of cryptocurrency mining machines and standardized computing equipment. The Company maintains an allowance for doubtful accounts to state prepayments at their estimated realizable value based on a variety of factors, including the possibility of applying the prepayments to products, significant one-time events, and historical experience.

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

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, advance to suppliers, prepayment and other current assets, short-term borrowings, accounts payable, and other payables, due to related parties and income tax payable approximate their fair value based on the short-term maturity of these instruments.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required.

The Company maintains allowances for doubtful accounts for estimated losses from the receivable amount that cannot be collected. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. In determining these estimates, the Company examines historical write-offs of its receivables and reviews each client’s account to identify any specific customer collection issues. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Factoring Arrangements

The Company used a factoring arrangement with a third party financial institution to manage working capital and cash flows (See Note 5). Under these programs, the Company transferred receivables to a financial institution. Available capacity under these programs is dependent on the level of the trade accounts receivable eligible to be sold and the financial institutions’ willingness to purchase such receivables. As such, the factoring arrangement can be reduced or eliminated at any time due to market conditions and changes in the credit worthiness of our customers, which would negatively impact our liquidity. There was no factoring arrangement as of December 31, 2022.

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

Depreciation is computed based on cost, less the estimated residual value, if any, using the straight-line method over the estimated useful life. The residual value rate and useful life of property and equipment are summarized as follows:

Property and Equipment	Residual value rate	Useful life
Electronic equipment	5%	3 years
Office equipment	5%	5 years
Leasehold improvement	0%	Shorter of the lease term or the estimated useful life of the assets

Intangible Assets

Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Intangible assets mainly represent the domain name at cost, less accumulated amortization on a straight-line basis over an estimated life of ten years.

Intangible Asset	Residual value rate	Useful life
AGM domain name	0%	10 years
Software	0%	5 years

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

The Company determined if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and short and long-term lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets. There were no finance leases for the years ended December 31, 2022, 2021 and 2020.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

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

The Company derives revenue from the sales of (1) cryptocurrency mining machines and standardized computing equipment and (2) technical support plans, and bundle of products or services that may include a combination of these items. The Company enters into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The Company acts as a principal as it takes control of the merchandises, is primarily obligated for the merchandise sold to the consumers, bears inventory risks and has the latitude in establishing prices. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. The Company records and recognizes revenues from both products and services in one account, which is presented as revenues in the accompanying consolidated statements of operations and comprehensive income.

During 2022, 2021 and 2020, the Company derives revenue from the sale of the following two items:

(1)	Sales of Cryptocurrency Mining Machines and Standardized Computing Equipment

The Company recognizes product revenues on a gross basis as the Company is responsible to fulfill the promise to provide specified goods. Revenue is recognized at a point in time upon the transfer of control of products to customers.

(2)	Technical Support Plans

The Company sells technical support plans either as a package with the sale of software products or separately on its own. Each technical support plan has a contractual period of one year. Revenue is recognized over a period of time throughout the contract period for the technical support plan, generally is recognized over twelve months period. However, the Company did not record this revenue stream on total revenue for December 31, 2022 and December 31, 2021 since the Company discontinued business related to these services in 2020.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Contract liability

The contract liabilities consist of advances from customers, which relate to unsatisfied performance obligations at the end of each reporting period and consists of cash payments received in advance from customers in sales of server products. As of December 31, 2022 and December 31, 2021, the Company’s advances from customers amounted to $4,572,765 and $42,231,914, respectively.

The Company reports revenues net of applicable sales taxes and related surcharges.

Costs of Revenues

Cost of revenues primarily consist of: (1) cost of product revenue, which includes direct costs of cryptocurrency mining machines, standardized computing equipment and software products; labor costs and employee benefits for software development, data testing, bug fixes and hacker prevention; research and development expenses; (2) cost of services and other revenue, which reflects direct costs associated with providing services, including data center and support costs related to delivering online services.

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

Selling, general & administrative expenses

Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, bad debt expense, professional fees, travel costs, and other corporate expenses.

Research and Development Expenses

Research and development costs are expensed as incurred. The costs primarily consist of the wage expenses incurred to continuously improve and upgrade the Company’s services.

Government grants

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. From June 15, 2021, Nanjing Pukou Economic Development Zone Management Committee (the “Committee”) provided an office to the Company for free for 5 years to attract the enterprise for the development of the integrated circuit industry in Nanjing. As of December 31, 2022 and 2021, the balance of deferred government grant was $135,313 and $185,923, respectively. The amount of other income for the government grant recognized during the years ended December 31, 2022 and 2021 was $42,431 and $22,119, respectively.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

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

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2022, December 31, 2021 and December 31, 2020, the Company had uncertain tax positions accrued, and will continue to evaluate for uncertain positions in the future.

Value Added Tax

The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of software service provided. The Company reports revenue net of China’s VAT for all the periods presented in the accompanying consolidated statements of operations.

Comprehensive Income

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income include net income and foreign currency translation adjustments. For the fiscal years ended 2022, 2021 and 2020, the only component of accumulated other comprehensive income was foreign currency translation adjustments.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

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

Concentration and risks

a) Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk are cash and cash equivalents, and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions or trading platforms. The Company routinely assesses the financial strength of the customer and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, consequently, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

b) Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are RMB and U.S. dollars, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, accounts receivable and accounts payable. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions.

c) Currency convertibility risk

The Company transacts some of its business in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China (the “PBOC”) or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on the net earnings and financial position. Income tax payable was disclosed as separate line item which presented in accrued expenses and other payables in prior year.

Net Income/(Loss) per Common Share

Basic earnings/(loss) per ordinary share is computed by dividing net earnings/(loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the sum of the weighted-average number of ordinary shares outstanding and dilutive potential ordinary shares during the period.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Statutory reserves

In accordance with the PRC Company Laws, the Group’s PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the years ended December 31, 2022, 2021 and 2020, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was $272,037, $63,659 and nil, respectively. No appropriation to other reserve funds was made for any of the periods presented.

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

The results of operations of discontinued operation for the years ended December 31, 2022, 2021 and 2020 have been reflected separately in the Consolidated Statements of Income/(Loss) as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories for the years ended December 31, 2022, 2021 and 2020 were separately presented in the Consolidated Statements of Cash Flows for all periods presented in accordance with U.S. GAAP.

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

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

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

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning October 1, 2022. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

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

Note 3 - GOING CONCERN

For the fiscal years ended December 31, 2022, the Company had net income of $11,475,639 and recorded net cash used in operating activities of $17,342,268. As of December 31, 2022, the Company has working capital of $22,299,277. Therefore, the management assesses that current working capital will be sufficient to meet its obligations for the next 12 months from the issuance date of this report. The financial statements are prepared on going concern basis.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Note 4 - DISCONTINUED OPERATIONS AND DISPOSITION

On December 14, 2020, the Company entered into a share purchase agreement (the “Agreement”) with Haiyan Huang, Feng Zhi and Yinglu Gao (the “Buyers”), pursuant to which the Company agreed to sell to the Buyers 100% equity interest in Anyi Network including its subsidiaries, in exchange for a total consideration of $8,000,000, payable in the form of canceling 475,000 ordinary shares of the Company held by the Buyers, valued at $16.00 per share, and payment of $400,000 in cash (the “Cash Consideration”). The Buyers are former shareholders of Anyi Network. and there is no affiliation between the Buyers and the Company. The Buyers entered into a promissory note (the “Promissory Note”), pursuant to which the Buyers agreed to pay the Cash Consideration to the Company on or prior to June 30, 2021. The Company received $400,000 in July 2021.

On December 14, 2020, the AGM Shares were duly cancelled pursuant to the Agreement. On December 20, 2020, the Buyers amended the register of members of Anyi Network Inc. with the Cayman Islands corporate registry.

Pursuant to ASC Topic 205-20, Presentation of Financial Statements - Discontinued Operations, the results of operations for the fiscal years ended December 31, 2020 from Anyi Network have been classified to loss from discontinued operations line on the accompanying consolidated statements of operations and comprehensive loss presented herein. No assets and liabilities of discontinued operation as of December 31, 2022, December 31, 2021 and December 31, 2020.

The summarized operating result of discontinued operations included in the Company’s consolidated statements of operations consist of the following:

	For The Years Ended December 31,
	2022	2021	2020
Revenues	$-	$-	$237,431
Cost of revenues	-	-	160,810
Gross profit	-	-	76,621
Operating expenses	-	-	353,219
Other income, net	-	-	(45,125)
Loss before income taxes	-	-	(321,723)
Income tax expense	-	-	767
Loss from discontinued operations	-	-	(322,490)
Gain from disposal, net of taxes	-	-	347,990
Total income from discontinued operations	$-	$-	$25,500

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Note 5 - ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2022	December 31, 2021
Accounts receivable	$120,224,989	$2,608,325
Allowance for doubtful accounts	(27,469,288)	-
	$92,755,701	$2,608,325

The Company recorded bad debt expense of $27,469,288 for the year ended 2023. No bad debt allowance was recorded for the years ended 2021 and 2020.

On July 29, 2021, the Company entered into an accounts receivable factoring agreement (the “Factoring Agreement”) with Zhongyuan Bank Co.,Ltd (“Zhongyuan Bank”). The Factoring Agreement allows for up to RMB10 million in advances, which are collateralized by assigned eligible accounts receivable and are subject to funds usage, no discount, and other fees, as well as service charges. The Factoring Agreement has a scheduled term of 160 days and is subject to automatic one year extension unless written notice of intention to terminate is obtained from the Company or unapproved by both parties. The current Factoring Agreement has a maturity date on January 9, 2022. The annual interest rate of factoring is 5.60%.

At January 19, 2022, the Company repaid $1,435,833 (RMB10,000,000) to Zhongyuan Bank. The total interest of $40,241 (RMB 270,667) accrued and all interests were paid under the Factoring Agreement as of December 31, 2022.

Note 6 - INVENTORIES

Inventories, primarily consisted of cryptocurrency mining machines and standardized computing equipment, which are finished goods from manufactures. As of December 31, 2022 and December 31, 2021 inventories consisted of the following:

	December 31,	December 31,
	2022	2021
Finished goods	$3,915,456	$22,433,140

No inventory write-down was recorded for the years ended 2022, 2021 and 2020.

Note 7 - Prepayment and OTHER CURRENT ASSETS

Prepayment and other current assets consist of prepaid expenses, other receivables, and deposits.

As of December 31, 2022 and December 31, 2021 prepayment and other current assets consisted of the following:

	December 31, 2022	December 31, 2021
Prepaid expenses	$-	$51,301
Loan receivable (1)	1,605,000	400,000
Prepaid input VAT	1,106,489	2,848,547
Deposits and others	224,155	26,577
Total prepayment and other current assets	$2,935,644	$3,326,425

(1)

In 2021, the Company entered into a loan agreement to lend $400,000 loan to AGM Group Ltd., who is the shareholder of the Company holding 20 class A shares. As AGM Group Ltd. (i) held less than 10% of the Company’s securities shares, (ii) was not the company’s management, (iii) could not directly or indirectly control the Company, (iv) could not significantly influence the financial and operating decisions of the Company, the Company is not regarded it as a related party. On April 5, 2022, the Company extended an additional $900,000 loan to AGM Group Ltd. at the interest rate of 1% for one year as working capital support.

On April 10, 2022 and 31 July, 2022, the Company entered into a loan agreement with a third party, Muliang Agriculture Limited, to lend $280,000 and $25,000 at the interest rate of 1% for one year as working capital support.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Note 8 - PROPERTY AND EQUIPMENT, NET

As of December 31, 2022 and December 31, 2021, property and equipment, net consisted of the following:

	December 31, 2022	December 31, 2021
Electronic equipment	$541,931	$168,308
Office equipment	13,777	14,391
Leasehold improvement	510,915	339,657
Total property and equipment	1,066,623	522,356
Less: accumulated depreciation	(377,262)	(199,959)
Total property and equipment, net	$689,361	$322,397

The Company added leasehold improvement of $207,069 for the fiscal years ended December 31, 2022. Leasehold amortization expenses for the fiscal years ended December 31, 2022, 2021 and 2020 were $145,989,nil and nil. Depreciation expenses for the fiscal years ended December 31, 2022, 2021 and 2020, were $52,808, $36,883 and $31,957, respectively. There was no disposals and impairment recorded for these property and equipment for the years ended December 31, 2022, 2021 and 2020.

Note 9 - INTANGIBLE ASSETS, NET

As of December 31, 2022 and December 31, 2021, intangible assets, net consisted of the following:

	December 31, 2022	December 31, 2021
AGM domain name	$14,800	$14,800
Software	50,000	-
Total intangible assets	64,800	14,800
Less: accumulated amortization	(9,314)	(6,167)
Total intangible assets, net	55,486	8,633

For the fiscal years ended December 31, 2022, 2021 and 2020, amortization expenses amounted to $3,147, $1,480 and $1,480 respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset,

2023	$11,480
2024	11,480
2025	11,480
2026	11,480
2027	9,566
Total	$55,486

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Note 10 - RELATED PARTY TRANSACTIONS

As of December 31, 2022, related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Zhentao Jiang	Former Director and principal shareholder
Wenjie Tang	Chief Executive Officer (“CEO”), Director, and shareholder
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
Yang Cao	Director of Nanjing Lucun
HongKong Kisen Co., Limited (“HongKong Kisen”)	Company ultimately controlled by Chief Strategy Officer (“CSO”)

Due to related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of December 31, 2022 and December 31, 2021, due to related parties consisted the following:

	December 31, 2022	December 31, 2021
Zhentao Jiang (2)	$-	$1,119,465
Yufeng Mi	1,831	2,000
Yang Cao	86,150	94,108
HongKong Kisen (1)	8,000,000	-
Total due to related parties	$8,087,981	$1,215,573

(1)	On April 7, 2022, the Company entered into a loan agreement with HongKong Kisen to borrow $10,000,000 at the interest rate of 0.1% for 10 months as working capital support. The loan can be extended on both parties’ consensus.
(2)	As of December 31, 2022, the Company did not regard Zhentao Jiang as a related party since he held only 2.474% of class A shares and could not significantly influence the financial and operating decisions of the Company.

Apart from loan from HongKong Kisen, the balance of due to related parties represents expenses incurred by related parties in the ordinary course of business. These amounts are interest free, unsecured and could be settled on demand.

From time to time, the Company borrowed $10,000,000 from related parties and repaid $2,000,000 to related parties in the year ended December 31, 2022. The Company borrowed $907,135 from related parties and repaid $517,670 to related parties in the year ended December 31, 2021.

Due from related parties

As of December 31, 2022 and December 31, 2021, due from related parties consisted the following:

	December 31, 2022	December 31, 2021
Wenjie Tang	-	39,238
Total due from related parties	$-	$39,238

Amounts due from related parties are interest free, unsecured and could be settled on demand.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Note 11 – SHORT-TERM BORROWINGS

As of December 31, 2022 and December 31, 2021, the short-term borrowings were for working capital and capital expenditure purposes. Short-term borrowings include an accounts receivable factoring arrangement with a third-party financial institution of Zhongyuan Bank Co., Ltd consist of the following:

	Annual Interest Rate	Maturity (Months)	Principal	December 31, 2022	December 31, 2021
			US$	US$	US$
Short-term borrowings:
ZHONGYUAN BANK CO., LTD (1)	5.60%	January, 2022	1,568,455	-	1,568,455
Total				-	1,568,455

The interest expenses were $4,625 and $37,132 for the fiscal years ended December 31, 2022 and 2021, respectively.

(1)	On July 29, 2021, the Company entered into a factoring agreement without recourse right (see Note 5) with Zhongyuan Bank for 160 days and maturity date is January 9, 2022, $1,568,455 (RMB10,000,000) accounts receivable factoring to the bank and received accordingly amount of cash.

Note 12 - SEGMENT INFORMATION

The Company disaggregated its revenues into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Company derives revenue from the sale of the following two items: (1) sales of cryptocurrency mining machine and standardized computing equipment and (2) technical support plans

All of the Company’s long-lived assets are located in China. The Company and its subsidiaries do not have long-lived assets in the United States for the reporting periods.

Revenues from products and services, and gross profit are as follows:

	For The Years Ended December 31,
	2022	2021	2020
Segment revenue:
Sales of cryptocurrency mining machine and standardized computing equipment	$242,395,556	$36,709,931	$-
Technical support plans	-	-	53,305
Total revenue from continuing operations	$242,395,556	$36,709,931	$53,305
Cost of revenue
Sales of cryptocurrency mining machine and standardized computing equipment	$(195,807,066)	$(30,112,363)	$-
Technical support plans	-	-	(38,534)
Total cost of revenue from continuing operations	$(195,807,066)	$(30,112,363)	$(38,534)

Gross profit	$46,588,490	$6,597,568	$14,771

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Note 13 - OPERATING LEASE

On February 1, 2021, the Company entered into a lease agreement to lease an office in Beijing with a term of two years under the lease fee of $4,392 per month. On December 15, 2022, the Company renewed the lease agreement with extended term of other 2 years till February 2025 under the lease fee of $4,161 (RMB28,000) per month.

On June 15, 2021, in order to attract enterprises for the development of the integrated circuit industry in Nanjing, Nanjing Pukou Economic Development Zone Management Committee (the “Committee”) entered into an investment agreement with Nanjing Lucun. Pursuant to the investment agreement, the Company leased an office from the Commitment with nil rental consideration for 5 years.

On November 1, 2021, the Company entered into a lease agreement to lease an office in Nanjing with a term of three years under the lease fee of $46,692 (RMB 314,057) per year.

On September 20, 2022, the Company entered into a lease agreement to lease an office in Beijing with a term of two years under the lease fee of $1,933 (RMB13,000) per month.

On October 24, 2022, the Company entered into a lease agreement to lease an office in Beijing with a term of three years under the lease fee of $4,041 (RMB27,000) per month.

On November 8, 2022, the Company entered into a lease agreement to lease an office in Beijing with a term of two years under the lease fee of $12,489 (RMB 84,000) per year.

As mentioned above, the estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

The balance of right-of-use assets and operating lease liabilities are as follow:

	December 31, 2022	December 31, 2021
Right-of-use assets	$492,984	$241,554

Operating lease liabilities, current	$162,576	$51,239
Operating lease liabilities, non-current	167,428	-
Total operating lease liabilities	$330,004	$51,239

Supplemental information related to operating leases for the year ended December 31, 2022 and 2021:

	For the Year Ended December 31,
	2022	2021

Weighted-average remaining lease term of operating leases	2.33 years	3.5 years

Weighted-average discount rate of operating leases	4.62%	4.81%

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

The following table summarizes the maturity of the operating lease liabilities as of December 31, 2022:

Operating Leases
Year of 2023	$180,499
Year of 2024	142,434
Year of 2025	36,128
Total lease payments	$359,061
Less: imputed interest	29,057
Present value of operating lease liabilities	330,004
Less: current obligation	162,576
Long-term obligation on December 31, 2022	$167,428

Note 14 – SHAREHOLDERS’ EQUITY

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

On December 14, 2021, the Company issued 2,898,552 Class A ordinary shares to investors. As of December 31, 2022, 24,254,842 shares of class A ordinary share and 2,100,000 shares of Class B ordinary shares were issued and outstanding. The Company deposited with the Escrow Agent an aggregate amount of $500,000 in order to provide a source of funding for certain indemnification obligations of the Company. In December 2022, the Company received the refund of the deposit of $492,490, deducting the charge fee.

Warrants

For each Class A ordinary share purchased on December 14, 2021, an investor received from the Company one-half unregistered warrant, for an aggregate of 1,449,276 warrants. The 3.5-year warrants are exercisable immediately from the date of issuance and have an exercise price of US$8.3. The purchase price for one ordinary share and one-half corresponding warrant is US$6.90.

Additionally, the Company has retained FT Global Capital, Inc. (the “Placement Agent”) to act as exclusive placement agent in connection with this offering. The Company agreed to issue to the Placement Agent or its designees warrants to purchase up to 202,899 Class A ordinary shares (“Placement Agent’s Warrants”). Such Placement Agent’s Warrants will be exercisable commencing on the date of issuance at a per share price of $8.3, subject to certain adjustments, and will expire three and a half (3.5) years from the date of issuance.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

The Company’s outstanding warrants are classified as equity since they qualify for exception from derivative accounting as they are considered to be indexed to the Company’s own stock and require net share settlement. The fair value of the warrants of $12.2 million is valued based on the Black-Scholes-Merton model and is recorded as additional paid-in capital from common stock on the relative fair value of net proceeds received using the following assumptions:

Annual dividend yield	-
Expected life (years)	3.5
Risk-free interest rate	1.01%
Expected volatility	152.16%

As of December 31, 2022, the Company had 1,652,175 warrants outstanding to purchase 1,652,175 class A ordinary shares with weighted average exercise price of $8.3 per share and remaining contractual lives of 2.45 years.

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2022:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2020		$
Issued	1,652,175	8.3
Exercised	-	-
Expired	-	-
Warrants outstanding, as of December 31, 2021	1,652,175	$8.3
Issued	-	-
Exercised	-	-
Expired	-	-
Warrants outstanding, as of December 31, 2022	1,652,175	$8.3
Warrants exercisable, as of December 31, 2022	1,652,175	$8.3

Note 15 - RESTRICTED NET ASSETS

Part of the Group’s operations are conducted through its PRC subsidiaries, and the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid-in capital and additional paid-in capital of its subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

In accordance with the Company Law of the PRC and the PRC regulations on enterprises with foreign investment, whether a domestic enterprise or a wholly owned foreign enterprise (“WFOE”) established in the PRC are both required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. Both a domestic enterprise and a WFOE are required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the Company’s PRC consolidated subsidiaries are subject to the above mandated restrictions on distributable profits.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of December 31, 2022 and 2021, net assets restricted in the aggregate included in the Group’s consolidated net assets were $335,696 and $63,659, respectively

Note 16 - INCOME TAX

British Virgin Islands (“BVI”)

Under the tax laws of BVI, AGM Holdings and AGM Software are not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the tax laws of Hong Kong, AGM Technology and AGM Defi Tech is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong or 8.25% if the net profit under $2,000,000 for 2019 and beyond, and allowed to offset their future tax taxable income with taxable operating losses with carried forward indefinitely. Based on a review of surrounding facts and circumstances, the revenue generated from AGM Technology belongs to offshore revenue as its operation is in mainland China instead of in Hong Kong, and therefore AGM Technology was considered as a PRC resident enterprise.

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

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

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

AGM Beijing, AGM Tianjin, Nanjing Lucun, and Beijing Keen Sense are subject to 25% China statutory tax rate.

AGM Beijing, AGM Tianjin, Beijing Keen Sense and AGM Defi Lab incurred net loss for the year ended December 31, 2022.

The provision for income taxes consisted of the following:

	For the Years Ended December 31,
	2022	2021	2020
Current	$(11,406,062)	$(1,535,193)	$(77,110)
Deferred	7,061,293	129,034	-
Less from discontinued operations	$-	$-	$(767)
Total from continuing operations	$(4,344,769)	$(1,406,159)	$(76,343)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2022	2021	2020
Statutory income tax rate	25%	25%	25%
Tax effect of different tax rates in other jurisdictions	2%	3%	3%
Tax effect of non-deductible expenses	1%	-%	-%
Changes in valuation allowance	-%	-%	(21)%
Effective tax rate	28%	28%	8%

The summary of cumulative net operating losses carried forward for the Company’s subsidiaries in different regions is as follows:

	For the Years Ended December 31,
	2022	2021	2020
PRC Region	$1,262,629	$508,737	$445,060
HK Region	-	-	45,090
Singapore Region	6,444	3,385	-
Total cumulative net operating loss carry-forward from continuing operation	$1,269,073	$512,122	$490,150

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Components of the Company’s net deferred tax assets are set forth below:

	December 31,	December 31,
	2022	2021
Deferred tax assets:
Allowance for doubtful accounts	$6,867,322	$-
Net operating loss carry-forwards	305,492	129,034
Total of deferred tax assets	$7,172,814	$129,034
Less: valuation allowance	-	-
Net deferred tax assets	$7,172,814	$129,034

As of December 31, 2022 and 2021, deferred tax assets of the Company were of $7,172,814 and $129,034, respectively, which was consisted of allowance for doubtful accounts . As of December 31, 2022, the Management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would be realizable, and therefore, no valuation allowance was accrued accordingly.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the company’s tax position and recognized liabilities for uncertain tax positions for the years ended December 31, 2022, 2021 and 2020, and the period from inception (April 27, 2015) to December 31, 2015. The Company recognized liabilities for uncertain tax positions, which was included in income tax payable on the Consolidated Balance Sheets for the fiscal year ended December 31, 2020, 2021 and 2022.

The activity of the unrecognized tax positions related to the Company’s uncertain tax positions is summarized as follows:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Gross beginning balance	$2,960,155	$1,638,673	$1,562,330
Gross increase to tax positions in the current period	3,606,873	1,321,482	76,343
Gross increase to tax position in the prior period	-	-	-
Gross decrease to tax position in the prior period	-	-	-
Lapse of statute limitations	-	-	-
Less from discontinued operations	$-	$-	$-
Gross ending balance from continuing operations	$6,567,028	$2,960,155	$1,638,673

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

There were no interests and penalties in relation to the Company uncertain tax positions for the fiscal years ended December 31, 2022,2021 and 2020.

Note 17 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company place cash with high credit quality financial institutions in Singapore, Hongkong and China. As of December 31, 2022 and December 31, 2021, the Company had $154,311 and $16,566,953 of cash balance held in China banks, respectively. China banks protect consumers against loss if their bank or thrift institution fails, and each of the Company’s bank accounts are insured up to RMB500,000 (approximately $72,000). As a result, cash held in China financial institutions of nil and $16,027,953 were not insured as of December 31, 2022 and December 31, 2021, respectively. The Company have not experienced any losses in such accounts through December 31, 2022. The Company’s cash position by geographic area was as follows:

	December 31, 2022		December 31, 2021
Country:
Singapore	$240,204	6%	$259,686	1%
China (Hongkong)	3,678,925	90%	1,599,983	9%
China (Mainland)	154,311	4%	16,566,953	90%
Total cash and cash equivalents	$4,073,440	100%	$18,426,622	100%

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

Customers

For the fiscal years ended December 31, 2022, five customers accounted for 20%, 19%, 14%, 13% and 12% of the Company’s revenues, respectively. For the fiscal years ended December 31, 2021, two customers accounted for 70% and 30% of the Company’s revenues, respectively. For the fiscal year ended December 31, 2020, one customer accounted for 100% of the Company’s total revenue.

As of December 31, 2022, the Company had $92,755,701 accounts receivable balance, and $2,608,325 receivable balance as of December 31, 2021.

Suppliers

For the fiscal years ended December 31, 2022, two suppliers accounted for 75% and 11% of the Company’s total cost of revenues. For the fiscal years ended December 31, 2021, two suppliers accounted for 72% and 12% of the Company’s cost of revenues, respectively. For the fiscal year ended December 31, 2020, one supplier accounted for 100% of the Company’s total cost of revenues.

As of December 31, 2022, the Company had $99,914,629 accounts payable balance, and $14,116,569 payable balance as of December 31, 2021.

Note 18 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of the consolidated financial statements as of November 13, 2023 and noted that there are no other subsequent events.