Form 20-F
period 2023-12-31
AGM GROUP HOLDINGS, INC.
filed 2024-06-18
CIK 1705402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from            to

Commission file number: 001-38309

AGM Group Holdings Inc.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,254,842 shares of Class A ordinary shares and 2,100,000 shares of Class B ordinary shares issued and outstanding as of December 31, 2023.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

i

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “AGM Holdings” refer to:

●	AGM Group Holdings Inc., a British Virgin Islands company limited by shares (“AGM Holdings”);

●	AGM Canada Holdings Limited., a corporation incorporated in British Columbia, Canada (“AGM Canada”) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Defi Tech Limited., a Hong Kong SAR limited company (“AGM Defi Tech”) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Defi Lab Pte Limited, a Singapore company (“AGM Defi Lab”) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Electronic Technology Limited, a Hong Kong SAR company (“AGM Electronic”) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Technology Limited, a Hong Kong SAR limited company (“AGM HK” when individually referenced) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Software Service LTD, a British Virgin Islands company limited by shares (“AGM Software” when individually referenced) and a wholly-owned subsidiary of AGM Holdings;

●	Beijing Bixin Electronic Technology Co., Ltd, a company formed under the laws of People’s Republic of China (“Beijing Bixin”) and a wholly-owned subsidiary of AGM Defi Tech;

●	Beijing Keen Sense Technology Service Co., Ltd., a company formed under the laws of People’s Republic of China (“Beijing Keen Sense”) and a wholly-owned subsidiary of AGM Defi Tech;

●	AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) (also referred to as 天津安高盟建设发展有限公司 in China), formerly known as AGM Tianjin Construction Development Co., Ltd. (or 深圳安高盟金融科技服务有限公司 in China), a wholly foreign-owned enterprise (“WFOE”) formed under the laws of the People’s Republic of China (the “PRC”) and a wholly-owned subsidiary of AGM HK;

●	Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”) (also referred to as 北京安高盟科技服务有限公司 in China), a PRC company and a wholly-owned subsidiary of AGM Tianjin;

●	Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”), a PRC company and a wholly-owned subsidiary of AGM HK; and

●	Nanjing Lucun Semiconductor Co., Ltd. Beijing Branch (“Nanjing Lucun Beijing Branch”), a branch office of Nanjing Lucun established pursuant to the laws of the PRC.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The Consolidated Balance Sheets balances, with the exception of equity at December 31, 2023 and 2022, were translated at RMB7.0827 and RMB6.9646 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Loss/Income and the Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021 were RMB7.0467 RMB6.7261, and RMB6.4515to $1.00, respectively.

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

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this annual report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this annual report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this annual report reflect our views and assumptions only as of the date this annual report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

Overview

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Item 3. Key Information – D. Risk Factors” in this annual report beginning on page 11. We provide the following disclosure to help investors better understand our operations in China and the associated risks.

AGM Group Holdings Inc., or AGM, is a holding company incorporated in the British Virgin Islands, or the BVI. As a holding company with no material operations, AGM conducts a substantial majority of its operations through its subsidiaries established in the People’s Republic of China, or the PRC or China. However, neither the holding company nor any of the Company’s Chinese subsidiaries conduct any operations through contractual arrangements with a variable interest entity based in China. Investors in our Class A ordinary shares should be aware that they may never directly hold equity interests in the PRC operating entities, but rather purchasing equity solely in AGM Group Holdings Inc., our BVI holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States. See “Risk Factors – Risks Related to Doing Business in China – Uncertainties with respect to the PRC legal system could adversely affect us” on page 30 of this annual report.

Corporate Structure

Our equity structure is a direct holding structure. Below is a chart illustrating our corporate structure:

Transfers of Cash Among Subsidiaries

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

Regulatory Permissions

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

Summary of Risk Factors

Investing in our Class A ordinary shares involves significant risks. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully under “Item 3. Key Information—D. Risk Factors” beginning on page 11 of this annual report.

Risks Related to Our Business and Industry

●	Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic (see “Risk Factors – Risks Related to Our Business and Industry – The COVID-19 pandemic has adversely impacted, and poses risks to, our business, the nature and extent of which are highly uncertain and unpredictable” on page 16 of this annual report);

●	We might require additional capital to support business growth (see “Risk Factors – Risks Related to Our Business and Industry – We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all” on page 16 of this annual report);

●	Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers (see “Risk Factors – Risks Related to Our Business and Industry – Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers” on page 17 of this annual report);

●	Our bitcoin mining machine business faces a number of uncertainties in technology, regulations and operations (see “Risk Factors – Risks Related to Our Business and Industry – Significant contributors to the bitcoin network could propose amendments to its protocols and software which, if accepted and authorized, could negatively impact our business and operations” on page 11 of this annual report).

Risks Related to Doing Business in China (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” on page 21 of this annual report)

●	We may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares (see “Risk Factors – We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares” on page 21 of this annual report);

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval or filing in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors (see “Risk Factors –The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval or filing in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 22 of this annual report);

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China (see “Risk Factors – The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 25 of this annual report);

●	China’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you (see “Risk Factors – Risks Related to Doing Business in China – Uncertainties with respect to the PRC legal system could adversely affect us” on page 30 of this annual report);

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law (see “Risk Factors – Risks Related to Doing Business in China – We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law” on page 33 of this annual report);

●	The regulation of Internet website operators in China is subject to interpretation, and our operation of online trading platform and education programs could be harmed if we are deemed to have violated applicable laws and regulations (see “Risk Factors – Risks Related to Doing Business in China – The regulation of Internet website operators in China is subject to interpretation, and our operation of online trading platform and education programs could be harmed if we are deemed to have violated applicable laws and regulations” on page 34 of this annual report);

●	The recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our Class A ordinary shares (see “Risk Factors – Risks Related to Doing Business in China – The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our Class A ordinary shares” on page 35 of this annual report);

●	The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable (see “Risk Factors – Risks Related to Doing Business in China – The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 27 of this annual report);

Risks Related to Our Capital Structure and Class A Ordinary Shares China (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” on page 21 of this annual report)

●	The dual-class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control (see “Risk Factors – Risks Related to Our Capital Structure and Class A Ordinary Shares – The dual-class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control” on page 38 of this annual report);

●	The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if they are dissatisfied with the conduct of our affairs (see “Risk Factors – Risks Related to Our Capital Structure and Class A Ordinary Shares – The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if they are dissatisfied with the conduct of our affairs” on page 38 of this annual report);

●	The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance (see “Risk Factors – Risks Related to Our Capital Structure and Class A Ordinary Shares – The trading price of our Class A Ordinary Shares has been, and is likely to continue to be, volatile; you might not be able to sell your shares at or above the price that you paid for them and we may not be able to stop the decline of our stock price” on page 39 of this annual report);

●	The exercise of the warrants issued on December 14, 2021 may further dilute the Class A ordinary shares and adversely impact the price of our Class A ordinary shares (see “Risk Factors – Risks Related to Our Capital Structure and Class A Ordinary Shares – The exercise of the warrants issued on December 14, 2021 may further dilute the ordinary shares and adversely impact the price of our Class A ordinary shares” on page 41 of this annual report).

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

For a more detailed discussion, see “- Transfers of Cash to and from Our Subsidiaries”, “- Implications of Holding Foreign Company Accountable Act”, “- PRC Regulatory Permissions” and “Risk Factors – Risks Related to Doing Business in China” beginning on page 21 of this annual report.

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

During the fiscal years ended December 31, 2023, 2022 and 2021, our PRC subsidiaries have not made any transfers or distributions. During the fiscal years ended December 31, 2023, 2022 and 2021, no cash or asset transfers have occurred among the Company and its subsidiaries. We do not expect to pay any cash dividends in the foreseeable future. Furthermore, During the fiscal years ended December 31, 2023, 2022 and 2021, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. We do not have any cash management policies that dictate the amount of such funds and how such funds are transferred.

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

Each of TPS Thayer LLC, the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2021 included elsewhere in this annual report, and KCCW Accountancy Corp., the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2022 included elsewhere in this annual report, and GGF CPA LTD, the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2023 included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such auditor’s compliance with the applicable professional standards. TPS Thayer LLC is headquartered in Sugar Land, Texas, and is subject to inspection by the PCAOB on a regular basis. KCCW Accountancy Corp. is headquartered in Los Angeles, California , and is subject to inspection by the PCAOB on a regular basis. GGF CPA LTD is headquartered in  Guangzhou, China. While GGF CPA LTD is based in the PRC, it is registered with PCAOB and subject to PCAOB inspection. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the GGF CPA LTD because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of our securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. None of TPS Thayer LLC, KCCW Accountancy Corp. or GGF CPA LTD is subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to future offerings, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our Class A ordinary shares” on page 35 of this annual report.

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

See “The  filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.” on page 27 of this annual report.

For more details, see “Risk Factors – Risks Related to Doing Business in China – The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval or filing in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 22 of this annual report.

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

For the fiscal year ended December 31, 2023, five customers accounted for 39%, 15%, 14%, 10% and 10% of the Company’s revenues. For the fiscal year ended December 31, 2022, five customers accounted for 20%, 19%, 14%, 13% and 12% of the Company’s revenues, respectively. If we were to lose any key alliances over a relatively short period of time or if one of our largest customers fails to pay or delays in paying a significant amount of our outstanding receivables, we could experience an adverse impact on our business, financial condition, results of operations, cash flows and prospects. Additionally, changes in ownership of our customers may result in the loss of, or reduction in, business from those customers, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We are dependent on a limited number of suppliers, and delays in deliveries or increases in the cost could harm our business, results of operations and financial condition.

Our ability to meet our customers’ demand for our service depends upon obtaining adequate supplies on a timely basis. We have established relationships with a limited number of suppliers. For the fiscal year ended December 31, 2023, four suppliers accounted for 25%, 21%, 20% and 18% of the Company’s total cost of revenues. For the fiscal year ended December 31, 2022, two suppliers accounted for 75% and 11% of the Company’s total cost of revenues. Should any of our current suppliers be unable to deliver their service or otherwise fail to deliver in a timely manner and at acceptable prices and quality, we would have to identify and quality replacements from alternative sources of supply. However, the process of qualifying new suppliers for complex components is also lengthy and could have a material adverse effect on our business, financial condition and results of operations. Additionally, increase in costs may adversely impact demand for our services or the results of our business operations.

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

As required by Form 20-F, our management is required to assess the effectiveness of our internal control over financial reporting and include a report in our annual report on Form 20-F. In preparing our consolidated financial statements for the years ended December 31, 2023 and 2022, our management identified material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is the lack of personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. This material weakness remained as of December 31, 2023. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

In addition, once we cease to be a “non- accelerated filer” as such term is defined under Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”), we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002, pursuant to which our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

General economic, political and social conditions affect the United States, Europe and other global markets and our business. In particular, U.S., European and other global markets, as well as our access to financing, may be affected by factors, including economic growth or its sustainability, persistent inflation, supply chain disruptions, employment levels, work stoppages, labor shortages and labor disputes, labor costs, wage stagnation, energy prices, oil, gas and fuel prices, fluctuations or other significant changes in both debt and equity capital markets and currencies, liquidity of the global financial markets, the growth of global trade and commerce, trade policies, the availability and cost of capital and credit (including as a result of increased interest rates) and investor sentiment and confidence. Additionally, global markets may be adversely affected by the current or anticipated impact of cyber incidents or campaigns, military conflict, including the Russia-Ukraine conflict as well as the Hamas-Israel conflict and rising tensions between China and Taiwan and the relationship between China and the United States, or other geopolitical uncertainty and instability. The ongoing spread of variants of infectious diseases, such as the COVID-19 virus, may interrupt, or delay, our clinical trial activities, regulatory reviews, manufacturing activities and supply chain. The COVID-19 outbreak delayed enrollment in our clinical trials due to prioritization of hospital resources towards the outbreak or other factors, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approvals and commercialize our product candidates. Any sudden or prolonged market downturn in the United States or elsewhere could adversely affect our business, results of operations and financial condition, including capital and liquidity levels.

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

A change in the trading rules of the trading exchanges could adversely affect our revenue and profitability.

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

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in the process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law.

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

Each of TPS Thayer LLC, the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2021 included elsewhere in this annual report, KCCW Accountancy Corp., the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2022 included elsewhere in this annual report, and GGF CPA LTD, the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2023 included elsewhere in this annual report, as an auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such auditor’s compliance with the applicable professional standards. TPS Thayer LLC is headquartered in Sugar Land, Texas, and is subject to inspection by the PCAOB on a regular basis. KCCW Accountancy Corp. is headquartered in Los Angeles, California, and is subject to inspection by the PCAOB on a regular basis. GGF CPA LTD is headquartered in  Guangzhou, China. While GGF CPA LTD is based in the PRC, it is registered with PCAOB and subject to PCAOB inspection. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the GGF CPA LTD because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of our securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. None of TPS Thayer LLC, KCCW Accountancy Corp. or GGF CPA LTD is subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

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

Under our memorandum and articles of association, we are authorized to issue 200,000,000 Class A ordinary shares of $0.001 par value per share and 200,000,000 Class B ordinary shares of $0.001 par value per share. As of the date of this annual report, there are 24,254,842 Class A ordinary shares and 2,100,000 Class B ordinary shares issued and outstanding. Each of our Class B ordinary shares has five (5) votes per share, and each of our Class A ordinary shares has one (1) vote per share. Because of the five-to-one voting ratio between our Class B ordinary shares and Class A ordinary shares, the holders of our Class B ordinary shares collectively control a majority of the combined voting power of our ordinary shares and therefore are able to control all matters submitted to our shareholders for approval even when the shares of Class B ordinary shares represent a minority of all outstanding shares of our Class A ordinary shares and Class B ordinary shares. These holders of our Class B ordinary shares may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The directors and executive officers beneficially own a majority of the outstanding Class A ordinary shares and all of the outstanding Class B ordinary shares as of the date hereof. As of the date hereof, our directors and executive officers directly and indirectly hold an aggregate of approximately 12.52% of the combined voting power of Class A and Class B ordinary shares. Our directors and executive officers have voting and dispositive power of all the outstanding Class B ordinary shares. Mr. Wenjie Tang, our former CEO, holds approximately 38.12% of the combined voting power of Class A and Class B ordinary shares. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sales of our company and might ultimately affect the market price of our Class A Ordinary Shares.

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

Under the laws of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Business Companies Act (the “BVI Act”) dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the company’s memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the company’s memorandum and articles of association.

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

Item 4. Information on the Company

4.A. History and Development of the Company

AGM Group Holdings Inc. (“AGM Holdings”) was incorporated on April 27, 2015 under the laws of the British Virgin Islands (“BVI”).

AGM Technology Limited (“AGM HK”) was incorporated on May 21, 2015 under the laws of Hong Kong. AGM HK is a wholly-owned subsidiary of AGM Holdings and its principal activity is providing our core service to customers.

AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) was incorporated on October 13, 2015 in Shenzhen under the laws of the People’s Republic of China. AGM Tianjing a wholly-owned subsidiary of AGM HK. AGM Tianjin was incorporated for the purpose of being a holding company for the equity interests in PRC. AGM Tianjin did not conduct any operations or own any material assets or liabilities except for cash, insignificant expense and 100% of the equity interests in AGM Beijing.

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

On April 16, 2019, AGMTrade UK LTD (“AGM UK”), a wholly owned subsidiary incorporated on July 18, 2017, was dissolved under the laws of England and Wales. On November 20, 2019, AGM Trade Global PTY LTD (“AGM Australia”), a wholly owned subsidiary incorporated on July 25, 2017, was dissolved under the laws of Australia. On October 8, 2019, AGM Holdings transferred its 100% ownership of AGMClub Service Limited (“AGMClub”), a Hong Kong company incorporated on August 14, 2017. On August 15, 2019, AGM Global Asset Management Limited (“AGM Global”), a wholly owned subsidiary acquired on May 24, 2018, was dissolved under the laws of Cayman Islands. AGM UK, AGM Australia, AGMClub and AGM Global were for business development purposes. They are holding companies and have not engaged any substantial businesses. As the business strategies developed, AGM Holdings wound up AGM UK, AGM Australia, AGMClub and AGM Global.

On May 19, 2020, Nanjing XinGaoMeng Software Technology Co., Ltd. (“AGM Nanjing”), an indirectly wholly owned subsidiary incorporated on September 28, 2016, was dissolved under the laws of PRC. AGM Nanjing was a holding company and did not have any substantial assets or liabilities

On December 14, 2020, AGM Holdings sold all the equity interest of Anyi Network by entering into a share purchase agreement with certain buyers, pursuant to which the Company sold to the buyers 100% equity interest in Anyi Network in exchange for a total consideration of $8,000,000, payable in the form of canceling 475,000 Class A ordinary shares of AGM Holdings held by the buyers, valued at $16.00 per share, and payment of $400,000 in cash. The disposition of Anyi Network includes the disposition of the subsidiaries of Anyi Network.

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

On July 30, 2021, AGM Defi Tech Limited (“AGM Defi Tech”) was incorporated under the laws of Hong Kong. AGM Defi Tech is a wholly-owned subsidiary of AGM Holdings and its principal activity is to provide software development and consulting services in Asian areas.

On August 8, 2021, AGM Defi Lab Pte Limited (“AGM Defi Lab”) was incorporated under the laws of Singapore. AGM Defi Lab is a wholly-owned subsidiary of AGM Holdings and its principal activity is to provide software development and consulting services in Asian areas.

On October 21, 2021, Beijing Keen Sense Technology Service Co., Ltd. (“Beijing Keen Sense”) was incorporated under the laws of the People’s Republic of China. Beijing Keen Sense is a wholly-owned subsidiary of AGM Defi Tech and a wholly foreign-owned entity under the PRC laws. Beijing Keen Sense was incorporated for the purpose of hiring personnel and talents in fintech and blockchain areas and provide related development and research services.

On January 26, 2024, AGM Electronic Technology Limited (“AGM Electronic”) was incorporated under the laws of Hong Kong. AGM Electronic is a wholly owned subsidiary of AGM Holdings.

On April 17, 2024, AGM Canada Holdings Limited (“AGM Canada”) was incorporated under the laws of British Columbia, Canada. AGM Canada is a wholly-owned subsidiary of AGM Holdings.

On April 26, 2024, Beijing Bixin Electronic Technology Co., Ltd (“Beijing Bixin”) was incorporated under the laws of the People’s Republic of China. Beijing Bixin is a wholly-owned subsidiary of AGM Electronic.

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

During the fiscal years ended December 31, 2023, 2022 and 2021, our PRC subsidiaries have not made any transfers or distributions. During the fiscal years ended December 31, 2023, 2022 and 2021, no cash or asset transfers have occurred among the Company and its subsidiaries. We do not expect to pay any cash dividends in the foreseeable future. Furthermore, During the fiscal years ended December 31, 2023, 2022 and 2021, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. We do not have any cash management policies that dictate the amount of such funds and how such funds are transferred.

Corporate Information

Our principal executive office is at c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road, Wanchai, Hong Kong. The telephone number of our principal executive offices is +86-010-65020507. Our registered office and our registered agent’s office in the British Virgin Islands are both at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Our registered agent in the United States is Vcorp Agent Services, Inc. We maintain a website at www.agmprime.com. We do not incorporate the information on our website into this annual report and you should not consider any information on, or that can be accessed through, our website as part of this annual report.

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

Recent Development

Change of Board of Directors and Management

On April 30, 2021, Tingfu Xie tendered his resignation as director, the Chair of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company, effective April 30, 2021.  On the same day, at the recommendation of the Nominating Committee and the Compensation Committee, the Board of Directors approved and confirmed the appointment of Jing Shi as the succeeding director, the Chair of the Nominating Committee and a member of the Audit Committee and the Compensation Committee of the Company, effective April 30, 2021.

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

On October 9, 2023, Jing Shi tendered her resignation as a director, the Chair of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company, effective October 9, 2023.

Jiaqi Zhu was appointed as the succeeding director, the Chair of the Nominating Committee and a member of the Audit Committee and the Compensation Committee of the Company, effective October 9, 2023 until the Company’s next annual meeting of shareholders and until his successor is duly elected and qualified, or until is earlier death, resignation or removal.

On October 31, 2023, Mr. Chenjun Li tendered his resignation as the Chairman of the Board, a director and the Co-CEO of the Company, effective October 31, 2023.

On December 13, 2023, Steven Yuan Ning Sim tendered his resignation as the Chief Financial Officer of the Company, effective December 13, 2023.

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

On March 13, 2024, KCCW Accountancy Corp. notified the Company its decision to resign as the Company’s auditor. The Audit Committee and the Board of Directors of the Company ratified the appointment of HTL International, LLC as its new independent registered public accounting firm to audit the Company’s financial statements.

On May 10, 2024, HTL International, LLC notified the Company its decision to resign as the Company’s auditor. The Audit Committee and the Board of Directors of the Company ratified the appointment of GGF CPA LTD as its new independent registered public accounting firm to audit the Company’s financial statements.

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

Customers and Suppliers

Customers

For the fiscal year ended December 31, 2023, five customers accounted for 39%, 15%, 14%, 10% and 10% of the Company’s total revenue. For the fiscal years ended December 31, 2022, five customers accounted for 20%, 19%, 14%, 13% and 12% of the Company’s revenues, respectively. For the fiscal years ended December 31, 2021, two customers accounted for 70% and 30% of the Company’s revenues, respectively.

Suppliers

For the fiscal year ended December 31, 2023, four suppliers accounted for 25%, 21%, 20% and 18% of the Company’s total cost of revenues. For the fiscal years ended December 31, 2022, two suppliers accounted for 75% and 11% of the Company’s total cost of revenues. For the fiscal years ended December 31, 2021, two suppliers accounted for 72% and 12% of the Company’s cost of revenues, respectively.

Legal Proceedings

As of the date hereof, there is no legal proceeding pending or threatened against to which we are a party of. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise.

On May 17, 2023, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, because the Company had not yet filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”), the Company did not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing.

Pursuant to the Nasdaq Listing Rules, the Company had 60 calendar days from the date of the Notice to submit a plan of compliance to Nasdaq. The Company timely submitted a plan of compliance to Nasdaq and on July 17, 2023, the Company received a letter from Nasdaq notifying it that Nasdaq granted the Company an exception to enable it to regain compliance with the Rule (the “Exception”). Pursuant to the Exception, the Company must file its 2022 Annual Report for the period ended December 31, 2022 on or before November 13, 2023. On November 13, 2023, the Company filed its 2022 Annual Report and therefore regained compliance with the Nasdaq Listing Rule.

On May 20, 2024, the Company received a letter from the Listing Qualifications Department of Nasdaq indicating that, because the Company had not yet filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”), the Company did not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing.

Pursuant to the Nasdaq Listing Rules, the Company had 60 calendar days from the date of the Notice to submit a plan of compliance to Nasdaq. On June 18, 2024, the Company filed this 2023 Annual Report.

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

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Jurisdiction of Incorporation/Formation	Date of Incorporation/ Formation
AGM Technology Limited (“AGM HK”)	Hong Kong SAR	May 21, 2015
AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”)	People’s Republic of China	October 13, 2015
Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”)	People’s Republic of China	November 13, 2015
AGM Software Service LTD (“AGM Software”)	British Virgin Islands	June 14, 2017
Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”)	People’s Republic of China	June 17, 2021
AGM Defi Tech Limited (“AGM Defi Tech”)	Hong Kong SAR	July 30, 2021
AGM Defi Lab Pte Limited (“AGM Defi Lab”)	Singapore	August 8, 2021
Beijing Keen Sense Technology Service Co., Ltd. (“Beijing Keen Sense”)	People’s Republic of China	October 21, 2021
Nanjing Lucun Semiconductor Co., Ltd. Beijing Branch (“Nanjing Lucun Beijing Branch”)	People’s Republic of China	November 24, 2022
AGM Electronic Technology Limited (“AGM Electronic”)	Hong Kong SAR	January 26, 2024
AGM Canada Holdings Limited (“AGM Canada”)	British Columbia, Canada	April 17, 2024
Beijing Bixin Electronic Technology Co., Ltd (“Beijing Bixin”)	People’s Republic of China	April 26, 2024

Below is a chart illustrating our corporate structure:

4.D. Property, Plant and Equipment

Intellectual Property

We regard our intellectual property rights as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2023, we owned three domain names. We also had two registered trademarks in China as of December 31, 2022 but we have retired and cancelled the registration in July 2023.

Property and Equipment

As of December 31, 2023 and 2022, property and equipment, net consisted of the following:

	December 31, 2023	December 31, 2022
Electronic equipment	$542,755	$541,931
Office equipment	13,547	13,777
Leasehold improvement	502,396	510,915
Total property and equipment	1,058,698	1,066,623
Less: accumulated depreciation	(679,020)	(377,262)
Total property and equipment, net	$379,678	$689,361

Depreciation and amortization expenses for the years ended December 31, 2023, 2022 and 2021 were $309,623, $198,797 and $36,883, respectively. For the years ended December 31, 2023, 2022 and 2021, the Company recognized loss of $7,450, nil and nil on disposed of property and equipment in the consolidated statements of operations, respectively. There was no impairment recorded for these property and equipment for the years ended December 31, 2023, 2022 and 2021.

Lease commitments

We lease offices and residential properties for employee’s dormitories rent expenses for the years ended December 31, 2023, 2022 and 2021 were $126,037, $114,488 and $51,239, respectively. The Company has future minimum lease obligations as of December 31, 2023 as follows:

Commitment Amount
Year of 2024	79,596
Year of 2025	48,372
Year of 2026	8,062
Thereafter	-
Less: lease commitments on terminations	-
Total	$136,030

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

Costs and Expenses

We primarily incur the following costs and expenses:

Costs of revenues. Cost of revenues primarily consist of cost of product revenue, which includes direct costs of cryptocurrency mining machines, standardized computing equipment.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of bad debt expense, compensation expense for our corporate staff and personnel supporting our corporate staff, marketing costs, office supplies, professional fees (including consulting, audit and legal fees), travel and business hospitality expenses. Selling, general and administrative expenses also include depreciation and amortization expenses. We record property and equipment at cost and calculate depreciation using the straight-line method over the estimated useful lives of our assets, which generally range from three to five years.

Research and development expenses. Research and development costs are expensed as incurred. The costs primarily consist of the wage expenses incurred to continuously improve and upgrade our services.

5.A. Operating Results.

	For The Year Ended December 31,
	2023	2022	2021

Revenues	$92,907,172	$242,395,556	$36,709,931
Cost of Revenues	(88,278,140)	(195,807,066)	(30,112,363)
Gross profit	4,629,032	46,588,490	6,597,568

Operating expenses
Selling, general & administrative expenses	13,870,634	30,395,048	1,607,393
Research and development expenses	-	-	36,317
Total operating expenses	13,870,634	30,395,048	1,643,710
	-	-	-
(Loss)/Income from operations	(9,241,602)	16,193,442	4,953,858

Other income/(expenses)
Other income	106,202	118,265	47,167
Other expenses	(487,919)	(491,299)	(43,171)
Total other (expenses)/income	(381,717)	(373,034)	3,996
	-	-	-
(Loss)/Income before provision of income taxes	(9,623,319)	15,820,408	4,957,854
Provision for income taxes benefit/(expenses)	2,184,039	(4,344,769)	(1,406,159)
Net (loss)/income	$(7,439,280)	$11,475,639	$3,551,695

Revenues

Our total revenues decreased by $149.5 million or 62%, from $242.4 million in fiscal 2022 to $92.9 million in fiscal 2023. All of our total revenues for both fiscal 2023 and fiscal 2022 generated from third parties and no revenues incurred from related party. The decrease of total revenues was primarily due to a decrease of sales volume of cryptocurrency mining machine and standardized computing equipment which resulted from overall softening in market demand, as well as the lower selling price which resulted from the declining bitcoin price.

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

Cost of Revenues and Gross Margin

Cost of revenues decreased by $107.5 million or 55%, from $195.8 million in fiscal 2022 to $88.3 million for the fiscal 2023. The decrease was primarily due to the decrease in procurement costs of cryptocurrency mining machines and standardized computing equipment for fiscal 2023, which was in line with the decrease of revenue. Gross margin for fiscal 2023 was 5%, as compared to 19% for fiscal 2022. As the declining bitcoin price leads to the lower selling price of cryptocurrency mining machine while the procurement cost was relatively stable, the gross margin decreased sharply in 2023 compared with the same period of 2022.

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

Selling, General and Administrative expenses

Selling, general and administrative expenses consist primarily of credit losses, sales and administrative employee-related expenses, professional fees, travel costs and other corporate expenses. Selling, general and administrative expenses were $13.9 million for the fiscal 2023, a decrease of $16.5 million, compared with the fiscal 2022. The significant decrease was primarily due to (1) the provision of advances to suppliers of $28.6 million, and partially offset by (2) the reversal of allowance for credit losses, amounted to $21.9 million, which was recorded in year 2022 but the receivables were collected in 2023.

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

Research and Development Expenses

We incurred nil, nil and $36,317 in research and development in fiscal 2023, 2022 and 2021, respectively. Research and development expenses decreased by $36,317, or 100%, for fiscal 2022 compared to fiscal 2021. We have not invested in cryptocurrency mining machine R&D.

(Loss)/Income from operations

As a result of the factors described above, operating loss was $9.2 million for fiscal 2023, compared to operating income of $16.2 million for fiscal 2022, a decrease in operation income of $25.4 million, or 157%. Our operation income in fiscal 2022 was $16.2 million, compared to $5.0 million for fiscal 2021, an increase in operation income of $11.2 million, or 226%.

Other (expenses)/income

For fiscal 2023, other expense, net of other income, were $0.4 million, compared to other expense, net of other income, were $0.4 million for fiscal 2022, a change of $8,683. The decrease of other expenses was primarily attributed to the loss of liquidated damages in 2022.

For fiscal 2022, other expense, net of other income, were $0.4 million, compared to other income, net of other expense, were $3,996 for fiscal 2021, a change of $0.4 million. The increase of other expenses was primarily attributable to the foreign currency translation loss, partially offset by government subsidies received for being in informational development industry.

(Loss)/Income before provision of income taxes

As a result of the foregoing, our loss before provision of income taxes was $9.6 million, or $0.31per share (basic and diluted), for the year ended December 31, 2023, as compared with income before provision of income taxes of $15.8 million, or $0.47 per share (basic and diluted), for the year ended December 31, 2022. Our income before provision of income taxes was $5.0 million for fiscal 2021, or $0.17 per share (basic and diluted), for the year ended December 31, 2021.

Income Tax

For fiscal 2023, we had provision for income tax benefit of $ 2.2 million, an increase of $6.5 million, or 150%, as compared to income tax expenses of $4.3 million for fiscal 2022. Tax benefit was generated from the loss before provision of income taxes.

For fiscal 2022, we had provision for income tax of $4.3 million, an increase of $2.9 million, or 209%, as compared to expense for income tax of $1.4 million for fiscal 2021. The increase of tax expense is primarily due to the increase in income before provision of income taxes.

Net (loss)/income

As a result of the factors described above, our net loss for fiscal 2023 was $7.4 million, compared to net income for fiscal 2022 of $11.5 million, was a decrease in net income of $18.9 million, or 165%. Our net income for fiscal 2022 was $11.5 million, compared to $3.6 million for fiscal 2021, an increase in net income of $7.9 million, or 223%.

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

The Consolidated Balance Sheets balances, with the exception of equity at December 31, 2023 and 2022, were translated at RMB7.0827 and RMB6.9646 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Loss/Income and the Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021 were RMB RMB7.0467, RMB6.7261 and RMB6.4515 to $1.00, respectively.

Net gains and losses resulting from foreign exchange translations are included in the comprehensive income/loss on the consolidated statements of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation loss of $3,571,930 and $6,578,195 for the years ended December 31, 2023 and 2022, respectively, and a foreign currency translation gain of $169,472 for the year ended December 31, 2021. This non-cash loss had the effect on our reported comprehensive loss or income.

5.B. Liquidity and Capital Resources.

Liquidity

For the years ended December 31, 2023 and 2022

Liquidity is the ability of a company to generate funds to support our current and future operations, satisfy our obligations and otherwise operate on an ongoing basis. As of December 31, 2023 and 2022, we had working capital of $9.1 million and $22.3 million, including cash and cash equivalents and restricted cash of $1.6 million and $4.1 million, respectively. As a result, we believe that our current cash and cash to be generated from our operations will be sufficient to meet our working capital needs for at least the next twelve months. We are not dependent upon the access to borrow loans from our related parties. We plan to expand our business to implement our growth strategies to broaden our service and strengthen our position in the marketplace.

The following table sets forth a summary of changes in our working capital from December 31, 2022 to December 31, 2023:

	December 31,	December 31,		Percentage
	2023	2022	Change	Change
Working capital:
Total current assets	$87,119,145	$116,819,369	$(29,700,224)	(25)%
Total current liabilities	77,981,722	94,520,092	(16,538,370)	(17)%
Working capital	$9,137,423	$22,299,277	$(13,161,854)	(59)%

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flow Summary

The following table sets forth certain items in our consolidated statements of cash flows for 2023, 2022 and 2021.

	For The Year Ended December 31,
	2023	2022	2021

Net cash used in operating activities	(1,691,718)	(17,342,268)	(1,854,458)
Net cash used in investing activities	(10,708)	(332,308)	(339,657)
Net cash provided by financing activities	1,322,819	7,005,744	19,558,681
Effect of exchange rate changes on cash and cash equivalents	(2,092,354)	(3,684,350)	397,451
Net change in cash and cash equivalents and restricted cash	(2,471,961)	(14,353,182)	17,762,017
Cash and cash equivalents, beginning of the year	4,073,440	18,426,622	664,605
Cash and cash equivalents and restricted cash, end of the year	1,601,479	4,073,440	18,426,622

We have cash and cash equivalents held in financial institutions in the following countries (regions):

	December 31,	December 31,
Country (Region)	2023	2022
China (Mainland)	$56,031	$154,311
China (Hong Kong)	1,310,551	3,678,925
Singapore	234,897	240,204
Total cash and cash equivalents	$1,601,479	$4,073,440

Operating Activities:

Net cash used in operating activities was $1.7 million for fiscal 2023, primarily due to a net loss of $7.4 million. The adjustments for changes in assets and liabilities primarily included the reversal for credit losses of $21.9 million, an increase of advances to suppliers of $88.1 million due to the optimistic outlook on the market and we made advance payment to suppliers to secure the products, and a decrease of accounts payable of $42.7 million; partially offset by the provision of advances to suppliers of $28.6 million, a decrease of accounts receivable of $107.5 million due to well collection and an increase of advances from customers of $26.0 million.

Net cash used in operating activities was $17.3 million for fiscal 2022, primarily due to a net income of $11.5 million. The adjustments for changes in assets and liabilities primarily included an increase of accounts receivable of $119.0 million, and a decrease of advances from customers of $35.9 million due to the surged increase of revenue; partially offset by an increase of accounts payable of $50.1 million due to the increased purchase of cryptocurrency mining machines and standardized computing equipment, the allowance for doubtful accounts of $27.5 million, and a decrease of inventories of $17.2 million as we finished more sales in 2022.

Net cash used in operating activities was $1.9 million for fiscal 2021, primarily due to a net income of $3.6 million. The adjustments for changes in assets and liabilities primarily included (i) an increase of advances to suppliers of $40.5 million, (ii) an increase of inventories of $22.4 million, offset by (iii) a decrease of advances from customers of $42.2 million and (iv) a decrease of accounts payable of $14.1 million.

Investing Activities:

Net cash used in investing activities included $10,708 for purchase of property and equipment in fiscal 2023.

Net cash used in investing activities included $282,308 for purchase of property and equipment and leasehold improvement in fiscal 2022; and $50,000 for purchase of intangible asset.

Net cash used in investing activities was $339,657 for the leasehold improvement in fiscal 2021.

Financing Activities:

Net cash provided by financing activities was $1.3 million for fiscal 2023. It was mainly attributable to proceeds from related parties of $4.5 million; partially offset by repayments to related parties of $3.2 million.

Net cash provided by financing activities was $7.0 million for fiscal 2022. It was mainly attributable to proceeds from related parties of $10.0 million and receipt of financing deposit of $0.5 million; partially offset by repayments to related parties of $2.0 million and repayments of loans and borrowings of $1.5 million.

Net cash provided by financing activities was $19.6 million for fiscal 2021. It was mainly attributable to proceeds from issuance of Class A ordinary shares of $17.6 million and proceeds from short-term borrowings of $1.6 million.

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

We may not be aware of the identities of all of our beneficial owners who are Chinese residents. We do not have control over our beneficial owners and cannot assure you that all of our Chinese-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are Chinese residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our Company who are Chinese residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our Chinese subsidiaries to fines and legal sanctions, which may be substantial. Failure to register may also limit our ability to contribute additional capital to our Chinese subsidiaries and limit our Chinese subsidiaries’ ability to distribute dividends to our Company. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

Capital Resources

As of December 31, 2023 and 2022

The following table provides certain selected balance sheets comparisons as of December 31, 2023 and December 31, 2022:

	December 31,	December 31,	Increase
	2023	2022	(Decrease)%
Cash and cash equivalents	$1,599,906	$4,073,440	$(2,473,534)	(61)%
Restricted cash	1,573	-	1,573	N/A
Accounts receivable	4,860,571	92,755,701	(87,895,130)	(95)%
Inventories	5,502,404	3,915,456	1,586,948	41%
Advances to suppliers, net	71,303,444	13,139,128	58,164,316	>100%
Prepayment and other current assets, net	3,851,247	2,935,644	915,603	31%
Total current assets	87,119,145	116,819,369	(29,700,224)	(25)%
Property and equipment, net	379,678	689,361	(309,683)	(45)%
Intangible assets, net	44,007	55,486	(11,479)	(21)%
Operating lease right-of-use assets	270,248	492,984	(222,736)	(45)%
Deferred tax asset	9,734,267	7,172,814	2,561,453	36%
Total non-current assets	10,428,200	8,410,645	2,017,555	24%
Total assets	$97,547,345	$125,230,014	$(27,682,669)	(22)%

Accounts payable	$21,812,072	$64,500,197	$(42,688,125)	(66)%
Accrued expenses and other payables	1,983,145	2,874,126	(890,981)	(31)%
Advance from customers	30,131,748	4,572,765	25,558,983	>100%
Due to related parties	9,427,332	8,087,981	1,339,351	17%
Deferred revenue - current	37,610	36,529	1,081	3%
Operating lease liabilities, current	79,736	162,576	(82,840)	(51)%
Income tax payable	14,510,079	14,285,918	224,161	2%
Total current liabilities	77,981,722	94,520,092	(16,538,370)	(17)%
Operating lease liabilities, non-current	73,596	167,428	(93,832)	>100%
Deferred government grant, non-current	59,527	98,784	(39,257)	(40)%
Total non-current liabilities	133,123	266,212	(133,089)	(50)%
Total liabilities	$78,114,845	$94,786,304	$(16,671,459)	(18)%

Cash

As of December 31, 2023, we have a total of $1.6 million in cash and cash equivalents and restricted cash, among which $0.1 million was held inside China (Mainland), and $1.5 million was held outside of China (Mainland). As of December 31, 2022, we have a total of $4.1 million in cash and cash equivalents, among which $0.2 million was held inside China (Mainland), and $3.9 million was held outside of China (Mainland). We have not transferred and do not plan to transfer our cash in RMB outside of China (Mainland) in order to avoid unnecessary currency exchange cost. Our subsidiaries in China (Mainland) incur expenses from time to time, and we have spent and plan to spend our cash in RMB to cover those expenses.

Prepaid expenses and other current assets, net

As of December 31, 2023, balances of prepayment and other current assets were $3.9 million, an increase of $0.9 million, compared to $2.9 million as of December 31, 2022. The increase was primarily due to increase of loan receivable, partially offset by decreased prepaid input VAT, as shown in the following table.

	December 31,	December 31,
	2023	2022
Loan receivable	$3,776,608	$1,605,000
Prepaid input VAT	14,318	1,106,489
Deposits and others	1,216,089	224,155
Subtotal	5,007,015	2,935,644
Allowance for credit losses	(1,155,768)	-
Total prepayment and other current assets	$3,851,247	$2,935,644

Current assets

Current assets as of December 31, 2023 totaled $87.1 million, a decrease of $29.7 million from our December 31, 2022 balance. The decrease was primarily resulted from a $87.9 million decrease in accounts receivable, partially offset by a $58.2 million increase in advances to suppliers.

Current liabilities

Current liabilities as of December 31, 2023 totaled $78.0 million, a decrease of $16.5 million from our December 31, 2022 balance. The decrease was primarily resulted from a $42.7 million decrease in accounts payable, partially offset by a $25.6 million increase in advances from customers.

Credit Facility

We mainly finance our operations through proceeds borrowed from related parties. As of December 31, 2023, due to related parties were $9.4 million, an increase of $1.3 million, compared to $8.1 million as of December 31, 2022. Due to related parties as of December 31, 2023 and 2022 include:

	December 31,	December 31,
	2023	2022
Yufeng Mi	4,571	1,831
Yang Cao	182,558	86,150
HongKong Kisen	9,240,203	8,000,000
Total due to related parties	$9,427,332	$8,087,981

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses related parties paid on behalf of us. These loans are interest free, unsecured and repayable on demand.

From time to time, we borrowed $4.5 million from related parties and repaid $3.2 million to related parties in the year ended December 31, 2023. We borrowed $10.0 million from related parties and repaid $2.0 million to related parties in the year ended December 31, 2022.

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

5.E. Critical Accounting Estimates

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this annual report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) revenue recognition; (ii) allowance for credit losses; (iii) provision of advances to suppliers; (iv) valuation allowances of deferred tax assets; and (v) uncertainty of tax position.

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

We derive revenue from the sale of cryptocurrency mining machine and standardized computing equipment for the years ended December 31, 2023, 2022 and 2021. We began the business transformation to became a blockchain hardware machine and software developer in 2021. We enter into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recorded and recognized revenues from both products and services in one account, which we present as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive loss/income.

Allowance for credit losses

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required.

We evaluate the accounts receivable for expected credit losses on a regular basis. We maintain an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. We use the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor our receivables within the scope of expected credit losses model, along with reasonable and supportable forecasts as a basis to develop our expected loss estimates. We adjust the allowance percentage periodically when there are significant differences between estimated credit losses and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

We reversed credit losses of $21.9 million and recorded bad debt expense of $1.9 million for the year ended December 31, 2023 and recorded $27.5 million and nil bad debt expense for the year ended December 31, 2022 and 2021, respectively.

Provision of advance to suppliers

Advance to suppliers, which is settled when the products are provided and accepted by us. We review its advances to suppliers periodically and determines the adequacy of provision. A provision will be provided, once the likelihood of future economic benefits associated with the advances to supplier is remote, to reflect the recoverable amount from the advances to suppliers. For the years ended December 31, 2023, 2022 and 2021, we recorded provision of advances to suppliers of $28.6 million, nil and nil, respectively.

Valuation allowance of deferred tax assets

We account for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. For the years ended December 31, 2023, 2022 and 2021, we recorded nil valuation allowance of deferred tax assets.

Uncertainty of tax position

The China EIT Law provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in China be treated as a resident enterprise for PRC tax purpose and consequently be subject to China income tax at the rate of 25% for its worldwide income. The Implementing Rules of the China EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” On April 22, 2009, China State Administration of Taxation further issued a notice entitled “Notice regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their place of Effective Management.” Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations mainly function in China; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in China; (iii) its major assets, accounting books, company sales, minutes and files of board meetings and shareholders’ meetings are located or kept in China; and (iv) more than half of the directors or senior management personnel with voting rights reside in China. Based on a review of surrounding facts and circumstances, we believe that there is an uncertain tax position as to whether its operations outside of China will be considered a resident enterprise for PRC tax purposes due to limited guidance and implementation history of the China EIT Law. Should our subsidiaries be treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on worldwide income at a uniform tax rate of 25%. For the years ended December 31, 2023, and 2022, we have evaluated this uncertain tax position and recorded a tax liability on the Consolidated Balance Sheet. As of December 31, 2023 and 2022, income tax payable related to the uncertain tax position were $12.2 million and $11.8 million, respectively.

Recent Accounting Pronouncements

In March 2023, the FASB issued ASU No. 2023-01, “Leases (Topic 842): Common Control Arrangements”, which amends certain provisions of ASC 842 that apply to arrangements between related parties under common control. In addition, the ASU amends the accounting for leasehold improvements in common-control arrangements for all entities. ASU 2023-01 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted in any annual or interim period as of the beginning of the related fiscal year. The Company will adopt ASU 2023-01 from January 1, 2024. The Company expects the impact of adoption of this ASU to be immaterial to its financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Bo Zhu	38	Chief Executive Officer, Chief Strategy Officer and Director
Yufeng Mi	48	Chief Technology Officer
Jialin Liu	66	Independent Director and Chair of Compensation Committee.
Jiaqi Zhu	44	Independent Director and Chair of Nominating Committee
Fangjie Wang	34	Independent Director and the Chair of the Audit Committee
Yafang Wang	47	Secretary of the Board

The business address of each of the officers and directors is c/o Creative Consultants (Hong Kong) Limited Room 1502-3 15/F., Connaught Commercial Building, Wanchai, Hong Kong.

Bo Zhu. Dr. Zhu has served as the Chief Strategy Officer since May 2021 and as the Chief Executive Officer and a director since October 2023. Dr. Zhu possesses an in-depth understanding of the blockchain technology application, as well as a well-known reputation and extensive network within the industry due to the extended time spent in high-performance computing research in the past years. Dr. Zhu is the sole director of HongKong Kisen Co., Limited since November 2019, which is engaged in import and export trades of electronic components based on communication chips and IoT sensor modules. Dr. Zhu was an assistant researcher at Zhejiang University from 2013 to 2017. Dr. Zhu is also accomplished in academia. He has partaken in multiple research programs where he focuses on data analysis, intelligent and large data visualization, parallel computing and numerical simulation, He has published over 20 research papers, 19 of which are indexed in SCI/EI (science and engineering). Dr. Zhu received his PhD in Computer Science and Technology from Zhejiang University in 2013.

Yufeng Mi. Mr. Mi has served as Chief Technology Officer since January 2016. Before co-founding our subsidiary AGM Beijing, he co-founded Beijing Miteke Technology Co. Ltd. and was the IT department manager in MeiZhi Huangqiu Beijing Technology Co. Ltd. from 2011 to 2015. Mr. Mi earned his master’s degree in Computer Science from Université Pierre et Marie Currie, his master’s degree in finance from Université Dauphine, and his bachelor’s degree in communication technology from Shanghai Jiaotong University. He is a Certified Financial Analyst (level 1) in the United States and a Financial Risk Manager. Mr. Mi is experienced in B2C e-commerce, forex and futures trading system, and trading system design.

Jialin Liu. Mr. Liu has served as our Independent Director and Chair of Compensation Committee since March 2017. He has been the Chairman of the Board of Profit Well Gold Investment (Beijing) Co., Ltd. since 2006. He earned his bachelor’s degree from Central University of Finance and Economics. He is very experienced with administrative management and finance.

Jiaqi Zhu. Mr. Zhu has served as our Independent Director and Chair of Nominating Committee since October 2023. Mr. Zhu has been working in the finance and fintech industry since 2015. Mr. Zhu previously worked as a data scientist at Cubist, Point72. He is an expert in quantitative trading using machine learning algorithms, and is very familiar with the trend and development of creative crypto and web3 projects. He earned his Ph.D. degree in Electrical Engineering from Nanyang Technological University, and Master’s degree in Quantitative Finance from National University of Singapore.

Fangjie Wang. Ms. Wang has served as our Independent Director and Chair of Audi Committee since January 2019. Ms. Wang has been working as an Audit Manager at Beijing Hua Long Ding Jia Certified Public Accountants Co., Ltd since March 2018. Prior to that, she worked at Zhongxinghua Certified Public Accountants LLP as an Audit Assistant from August 2017 to February 2018. She worked as the Lecturer of International Economics and Trade at Hubei Vocational Technical Institute from June 2016 to July 2017. She interned as a teacher of Ecological Tourism at Adult Education Academy of Guangxi Normal University. She interned as an assistant at Tian Jia Bing Academy of Guangxi Normal University from June 2014 to March 2016. From August 2013 to May 2014, she worked as an Internal Assistant to Duty Manager at Xiaogan Branch of Agricultural Bank of China. Ms. Wang graduated from Guangxi Normal University in 2016 and received a master’s degree in Management. Before that, she received a bachelor’s degree in International Economics and Trade from Hubei University. Ms. Fangjie Wang is an accounting expert and is experienced with establishing effective internal control system.

Yafang Wang. Ms. Wang has served as our Secretary of the Board since May 2018. Ms. Wang has been the Assistant to the Chairman of the Board at Beijing AnGaoMeng Technology Service Co., Ltd. since May 2015, where she translates financial and legal documents, updates statistical data, and provides administrative support to the Chairman. From April 2012 to May 2015, Ms. Wang worked as a researcher at Beijing Tongzhou New City Investment & Operation Co., Ltd. where her job responsibilities were mainly consisted of searching and collecting urban construction data and real estate trend, preparing Real Estate Weekly for the company, and translating and updating the company’s English website. Prior to that, Ms. Wang was a translator at HVS from June 2011 to December 2011 and an editor at Commercial Express of Embassies and Overseas Agencies form June 2007 to December 2010, where she edited and translated reports and publications. Ms. Wang obtained her bachelor’s degree from Beijing Foreign Studies University in English major in 2005, and an associate degree in public relations from Jilin University in 1997. Ms. Huang has extensive experience in business administration and is proficient in English.

There are no family relationships between each of Bo Zhu, Yufeng Mi, Jialin Liu, Jiaqi Zhu, Fangjie Wang and Yafang Wang and any other employee or member of the board of directors of the Company.

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

The following table provides certain information regarding the diversity of our Board of Directors as of the date of this annual report.

Board Diversity Matrix (As of the date of this annual report)

Country of Principal Executive Offices:	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			—
LGBTQ+			—

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

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Mr. Bo Zhu, Mr. Yufeng Mi and Ms. Yafang Wang.

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2023 and 2022.

Name and Principal Position	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Bo Zhu	2023	120,000	-	-	-	120,000
Chief Executive Officer, Chief Strategy Office and Director(1)	2022	120,000	-	-	-	120,000

Yufeng Mi	2023	30,000	-	-	-	30,000
Chief Technology Officer	2022	30,000	-	-	-	30,000

Yafang Wang	2023	30,625.22	-	-	-	30,625.22
Secretary of the Board	2022	31,013.99	-	-	-	31,013.99

Wenjie Tang	2023	31,500	-	-	-	31,500
Former Co-Chief Executive Officer(2)	2022	42,000	-	-	-	42,000

Chenjun Li	2023		-	-	-
Former Co-Chief Executive Officer(3)	2022	-	-	-	-	-

Steven Sim	2023	31,204.23	-	-	-	31,204.23
Former Chief Financial Officer(4)	2022	37,644	-	-	-	37,644

(1)	Bo Zhu was appointed as the Chief Strategy Officer, effective May 6, 2021 and as the Chief-Executive Officer and a director on October 9, 2023.

(2)	Wenjie Tang was a director and the Chief Executive Officer from January 2016 to October 2023, and has remained as an advisor on an as-needed basis.

(3)	Chenjun Li was a Co-Chief Executive Officer from July 2021 to October 2023 and as a director and the Chairman of the Board from September 2021 to October 2023.

(4)	Steven Sim was the Chief Financial Officer from September 2021 to December 2023.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors are entitled receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with our directors Fangjie Wang, Jialin Liu and Jiaqi Zhu. In addition, our executive director Bo Zhu and former executive directors Chenjun Li and Wenjie Tang received compensation for their service as officers of the Company. Bo Zhu, Chenjun Li and Wenjie Tang have not received and will not receive compensation as directors of the Company.

The table below indicates the compensations we paid to our Board of Directors in their capacity as directors for fiscal years 2023 and 2022:

Name	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Bo Zhu	2023	-	-	-	-	-
Director(1)	2022	-	-	-	-	-

Fangjie Wang	2023	10,633.76	-	-		10,633.76
Independent Director and Chair of Audit Committee	2022	11,120.83	-	-	-	11,120.83

Jialin Liu	2023	9,221.59	-	-	-	9,221.59
Independent Director and Chair of Compensation Committee	2022	9,643.98	-	-	-	9,643.98

Jiaqi Zhu	2023		-	-	-
Director and Chair of Nominating Committee(2)	2022	-	-	-	-	-

Chenjun Li	2023	-	-	-	-	-
Former Chair of the Board(3)	2022	-	-	-	-	-

Wenjie Tang	2023	-	-	-	-	-
Former Director(4)	2022	-	-	-	-	-

Jing Shi	2023	22,500	-	-	-	22,500
Former Independent Director and Chair of Nominating Committee(5)	2022	30,000	-	-	-	30,000

(1)	Bo Zhu was appointed as the Chief Strategy Officer, effective May 6, 2021 and as the Chief-Executive Officer and a director on October 9, 2023. Mr. Tang received an annual salary for his service as the Chief Strategy Officer and Chief Executive Officer. He did not receive any compensation as a director.

(2)	Jiaqi Zhu was appointed as a director, the Chair of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company, effective October 9, 2023.

(3)	Chenjun Li was a Co-Chief Executive Officer from July 2021 to October 2023 and as a director and the Chairman of the Board from September 2021 to October 2023. During his tenure, Mr. Li received an annual salary for his service as the co-Chief Executive Officer. He did not receive any compensation as a director.

(4)	Wenjie Tang was a director and the Chief Executive Officer from January 2016 to October 2023, and has remained as an advisor on an as-needed basis. During his tenure, Mr. Tang received an annual salary for his service as the Chief Executive Officer. He did not receive any compensation as a director.

(5)	Jing Shi was a director, the Chair of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company, from April 2021 to October 2023.

2024 Equity Incentive Plan

In April 2024, the Company adopted the 2024 equity incentive plan (the “2024 Equity Incentive Plan”), which provides for an aggregate of 3,750,000 Class A ordinary shares to be available for awards to current or prospective employees, directors, advisors or consultants of the Company or its affiliates.

As of the date of this annual report, no awards have been granted under the 2024 Equity Incentive Plan.

Compensation Recovery Policy

On December 1, 2023, our board of directors adopted an executive compensation recovery policy (the “Compensation Recovery Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Compensation Recovery Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Compensation Recovery Policy has been filed herewith as Exhibit 97.1.

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

We do not have a lead independent director because of the foregoing reason and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company in the process of listing on a public exchange. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

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

Audit Committee

Our Audit Committee consisted of Ms. Fangjie Wang, Mr. Jialin Liu and Mr. Jiaqi Zhu. Ms. Fangjie Wang is the Chair of our Audit Committee. We have determined that Ms. Fangjie Wang, Mr. Jialin Liu and Mr. Jiaqi Zhu satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our Board of Directors has determined that Ms. Wang qualifies as an Audit Committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The Audit Committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee will be responsible for, among other things:

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

Compensation Committee

Our Compensation Committee consists of Mr. Jialin Liu, Ms. Fangjie Wang and Mr. Jiaqi Zhu. Mr. Jialin Liu is the Chair of our Compensation Committee. We have determined that Mr. Jialin Liu, Ms. Fangjie Wang and Mr. Jiaqi Zhu satisfy the “independence” requirements under Nasdaq Rule 5605. The Compensation Committee will assist the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee will be responsible for, among other things:

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

Nominating Committee

Our Nominating Committee consists of Mr. Jiaqi Zhu, Ms. Fangjie Wang and Mr. Jialin Liu. Mr. Jiaqi Zhu is the Chair of our Nominating Committee. We have determined that Mr. Jiaqi Zhu, Ms. Fangjie Wang and Mr. Jialin Liu satisfy the “independence” requirements under Nasdaq Rule 5605. The Nominating Committee will assist the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The Nominating Committee will be responsible for, among other things:

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

6.D. Employees

As of December 31, 2023, we had a total of 28 full-time employees. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As required by regulations in China, we participate in various employee social security plans that are organized by local governments.

6.E. Share ownership

The following table sets forth information with respect to beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of the date of this annual report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Class A ordinary shares and Class B ordinary shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

Our company is authorized to issue 200,000,000 Class A ordinary shares of $0.001 par value per share and 200,000,000 Class B ordinary shares of $0.001 par value per share. The number and percentage of ordinary shares beneficially owned are based on 24,254,842 Class A ordinary shares of $0.001 par value per share and 2,100,000 Class B ordinary shares of $0.001 par value per share issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Class A ordinary shares and/or Class B ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A ordinary shares and/or Class B ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, Class A ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 6, 2021 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A ordinary shares and Class B ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road, Wanchai, Hong Kong. As of the date hereof, we have 194 registered shareholders of record of Class A ordinary shares and 2 registered shareholders of record of Class B ordinary shares.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A)	Percentage Ownership (Class A)	Amount of Beneficial Ownership (Class B)	Percentage Ownership (Class B)	Combined Voting Power of Class A and Class B	Combined Voting Power of Class A and Class B Ordinary Shares as a Percentage(3)
Directors and Named Executive Officers:

Bo Zhu, Chief Executive Officer, Chief Strategy Officer and Director	-	0%	-	0%	-	0%
Yufeng Mi, Chief Technology Officer(1)	1,350,000	5.57%	600,000	28.57%	4,350,000	12.52%
Yafang Wang, Secretary of the Board	-	0%	-	0%	-	0%
Jiaqi Zhu, Independent Director and Chair of Nominating Committee	-	0%	-	0%	-	0%
Fangjie Wang, Independent Director and Chair of Audit Committee	-	0%	-	0%	-	0%
Jialin Liu, Independent Director and Chair of Compensation Committee	-	0%	-	0%	-	0%
All directors and executive officers as a group (6 persons)	1,350,000	5.57%	600,000	28.57%	4,350,000	12.52%

5% Beneficial Owners:
Wenije Tang, Former Chief Executive Officer and Director(2)	5,750,000	23.71%	1,500,000	71.43%	13,250,000	38.12%

(1)

Yufeng Mi holds 600,000 Class B ordinary shares. GMT Tech Holdings Limited, a company formed under the laws of Hong Kong SAR, holds 600,000 Class A ordinary shares. Yufeng Mi is the sole shareholder and director of GMT Tech Holdings Limited and therefore is deemed the beneficial owner of the 600,000 Class A ordinary shares held by GMT Tech Holdings Limited. In addition, Light Wave Technology Holdings Ltd., a company formed under the laws of the British Virgin Islands, holds 750,000 Class A ordinary shares. Yufeng Mi is a shareholder and a director of Light Wave Technology Holdings Ltd. and holds the voting and dispositive power of all 750,000 Class A ordinary shares held by Light Wave Technology Holdings Ltd. Therefore, Yufeng Mi is deemed the beneficial owner of the 750,000 Class A ordinary shares held by Light Wave Technology Holdings Ltd.

(2)

Wenjie Tang holds 1,500,000 Class B ordinary shares. Defi Tech Holdings Ltd., a company formed under the laws of Hong Kong SAR, holds 1,500,000 Class A ordinary shares. Wenjie Tang is the sole shareholder and director of Defi Tech Holdings Ltd. and therefore is deemed the beneficial owner of the 1,500,000 Class A ordinary shares held by Defi Tech Holdings Ltd. In addition, Next Block Holdings Ltd., a company formed under the laws of the British Virgin Islands, holds 2,050,000 Class A ordinary shares. Wenjie Tang is a shareholder and a director of Next Block Holdings Ltd. and holds the voting and dispositive power of all 2,050,000 Class A ordinary shares held by Next Block Holdings. Therefore, Wenjie Tang is deemed the beneficial owner of the 2,050,000 Class A ordinary shares held by Next Block Holdings Ltd. Furthermore, Firebull Tech Limited, a company formed under the laws of Hong Kong SAR, holds 2,200,000 Class A ordinary shares. Wenjie Tang is a shareholder and a director of Firebull Tech Limited and holds the voting and dispositive power of all 2,200,000 Class A ordinary shares held by Firebull Tech Limited. Therefore, Wenjie Tang is deemed the beneficial owner of the 2, 200,000 Class A ordinary shares held by Firebull Tech Limited.

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

As of December 31, 2023, related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
Yang Cao	Director of Nanjing Lucun
HongKong Kisen Co., Limited	Company ultimately controlled by Chief Strategy Officer (“CSO”)

Due to related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of December 31, 2023 and 2022, due to related parties consisted of the following:

	December 31,			Interest	Exchange Rate	December 31,
	2022	Received	Repayment	Expenses	Translation	2023
Yufeng Mi	1,831	2,770	-	-	(30)	4,571
Yang Cao	86,150	97,844	-	-	(1,436)	182,558
HongKong Kisen (1)	8,000,000	4,384,975	(3,160,000)	15,228	-	9,240,203
Total due to related parties	8,087,981	4,485,589	(3,160,000)	15,228	(1,466)	9,427,332

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business. These amounts are interest free, unsecured and could be settled on demand.

From time to time, the Company borrowed $4,485,589 from related parties and repaid $3,160,000 to related parties in the year ended December 31, 2023. From time to time, the Company borrowed $10,000,000 from related parties and repaid $2,000,000 to related parties in the year ended December 31, 2022. The Company borrowed $907,135 from related parties and repaid $517,670 to related parties in the year ended December 31, 2021.

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

On January 31, 2020, we received a written notice from the Nasdaq indicating that we were not in compliance with Nasdaq Listing Rule 5550(a)(3), which requires the Company to have at least 300 public holders for continued listing by Nasdaq. The notification has no immediate effect on the Company’s Nasdaq listing.

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

On May 17, 2023, the Company received a letter from the Nasdaq indicating that, because the Company had not yet filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, the Company did not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing.

Pursuant to the Nasdaq Listing Rules, the Company had 60 calendar days from the date of the Notice to submit a plan of compliance to Nasdaq. The Company timely submitted a plan of compliance to Nasdaq and on July 17, 2023, the Company received a letter from Nasdaq notifying it that Nasdaq granted the Company an Exception to enable it to regain compliance with the Rule. Pursuant to the Exception, the Company must file its Form 20-F for the period ended December 31, 2022 on or before November 13, 2023. The Company filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 on November 13, 2024. On November 13, 2023, the Company received a letter from Nasdaq notifying the Company that, based on the November 13, 2023 filing of the Form 20-F, Nasdaq has determined that the Company complies with the Nasdaq Listing Rules. Accordingly, the matter has been closed.

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

10.B. Memorandum and articles of association

AGM Holdings was incorporated on April 27, 2015 under the BVI Companies Act, 2004 as a company limited by shares. As of the date of hereof, the Company is authorized to issue 200,000,000 Class A ordinary shares of $0.001 par value per share and 200,000,000 Class B ordinary shares of $0.001 par value per share. As of the date of this annual report, there are 24,254,842 Class A ordinary shares and 2,100,000 Class B ordinary shares issued and outstanding.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

As of the latest fiscal year ended December 31, 2023, we had immaterial derivative financial instruments (open FX positions with a total fair value of $0) and did not have any derivative commodity instruments. Our other financial instruments, including cash and cash equivalents, transaction monetary assets held for clients, net accounts receivable, prepaid expenses and other current assets, accounts payable, deposits payable, accrued expenses and other current liabilities, advance from customers, and income tax payable, are exposed to certain market risk such as foreign currency risk and interest rate risk. Our overall risk management program focuses on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on our financial performance and position. Our other financial instruments primarily include cash and cash equivalents, accounts receivable and accounts payable for whose carrying values approximate to their fair value due to the short term nature of these balances. Therefore, we do not expect our other financial instruments to be exposed to material impacts from market risk. However, we have still summarized the relevant market risk and its potential impacts to our other financial instruments as below:

Foreign Currency Exchange Risk

While our reporting currency is the U.S. Dollar, some of our consolidated financial liability instruments are in the functional currency of RMB. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate between the U.S. Dollar and the RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB liabilities as expressed in our U.S. Dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive loss/income, a component of shareholders’ equity. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

We estimated that as of December 31, 2023 and 2022, a 10% appreciation in RMB against the U.S. dollar would have resulted in a decrease of $5,168,400 and $2,585,525 to our financial liabilities denominated in RMB and would have resulted in a corresponding decrease in our consolidated comprehensive loss, respectively. As of December 31, 2023 and 2022, our financial assets denominated in RMB were material and therefore may be subject to material market fluctuation.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(b)	Management’s annual report on internal control over financial reporting.

Based on its assessment, our management concluded that as of December 31, 2023, our disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act.

In preparing our consolidated financial statements for the years ended December 31, 2023 and 2022, our management identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2023. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2023.

This annual report does not include an attestation report of the Company’s Independent Registered Public Accounting Firm as we qualified as an “non- accelerated filer” as such term is defined under Rule 12b-2 under the Exchange Act as of December 31, 2023.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

GGF CPA LTD as appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2023. KCCW Accountancy Corp. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2022. TPS Thayer LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2021.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

GGF CPA LTD’s fee for the annual audit of our financial statements for the fiscal year ended December 31, 2023 was $180,000 KCCW Accountancy Corp.’s fee for the annual audit of our financial statements for the fiscal year ended December 31, 2022 was $180,000. TPS Thayer LLC’s fee for the annual audit of our financial statements for the fiscal year ended December 31, 2021 was $175,000.

Audit-Related Fees

The Company has not paid GGF CPA LTD for audit-related services for the fiscal year ended December 31, 2023.

The Company has not paid KCCW Accountancy Corp. for audit-related services for the fiscal year ended December 31, 2022.

The Company has not paid TPS Thayer LLC for audit-related services for the fiscal year ended December 31, 2021.

Tax Fees

The Company has not paid GGF CPA LTD for tax services for the fiscal year ended December 31, 2023.

The Company has not paid KCCW Accountancy Corp. for tax services for the fiscal year ended December 31, 2022.

The Company has not paid TPS Thayer LLC for tax services for the fiscal year ended December 31, 2021.

All Other Fees

The Company has not paid GGF CPA LTD for any other services in fiscal year ended December 31, 2023.

The Company has not paid KCCW Accountancy Corp. for any other services in fiscal year ended December 31, 2022.

The Company has not paid TPS Thayer LLC for any other services in fiscal year ended December 31, 2021.

Audit Committee Pre-Approval Policies

Before GGF CPA LTD, TPS Thayer LLC and KCCW Accountancy Corp. were engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s Audit Committee. All services rendered by GGF CPA LTD, KCCW Accountancy Corp. and TPS Thayer LLC have been so approved.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2023.

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

On March 13, 2024, KCCW Accountancy Corp. notified the Company its decision to resign as the Company’s auditor. The Audit Committee and the Board of Directors of the Company ratified the appointment of HTL International, LLC as its new independent registered public accounting firm to audit the Company’s financial statements.

On May 10, 2024, HTL International, LLC notified the Company its decision to resign as the Company’s auditor. The Audit Committee and the Board of Directors of the Company ratified the appointment of GGF CPA LTD as its new independent registered public accounting firm to audit the Company’s financial statements.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards and may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

During the fiscal year ended December 31, 2023 and during the period from January 1, 2024 until the date of this annual report, we have followed certain home country corporate governance practices instead of Nasdaq Listing Rule 5620, which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. The Company did not hold an annual meeting of shareholders during the fiscal year ended December 31, 2023. Such practice is not prohibited by British Virgin Islands law.

Except for the foregoing, the Company endeavors to comply with the Nasdaq corporate governance practices. To the extent we choose to follow home country practice in lieu of other Nasdaq listing rules in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Capital Structure and Class A Ordinary Shares— We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance.”

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

ITEM 16K. Cybersecurity

Our Board of Directors is responsible for reviewing the Company’s cybersecurity risk management and control systems in relation to the financial reporting by the Company, including the Company’s cybersecurity strategy. We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes. We asses and manage our cybersecurity risks though our Information Technologies (“IT”) Committee, which is integrated by the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company.

Our IT department is responsible for targeted and regular monitoring of cybersecurity risks. They independently and continuously monitor cybersecurity risks and countermeasures to defend against such threats and, in the event of a cybersecurity threat or cybersecurity incident, inform executive management and our Board of Directors. In addition to the regular meetings between executive management and the individual risk owners mainly consisting out of the various departments’ heads, a comprehensive cybersecurity risk analysis for internal and external risks is carried out as appropriate.

According to the priority of the cybersecurity risks as result of the risk evaluation, risks are addressed by concrete actions and, if appropriate and possible, necessary countermeasures. In order to be able to react quickly and flexibly to cybersecurity risks, risk management is integrated into existing processes and reporting channels. Our risk management program considers cybersecurity risks alongside other company risks, and our enterprise risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk. We may engage third parties from time to time to conduct risk assessments.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of AGM Group Holdings Inc., filed as exhibit 3.2 to the Form F-1 filed on May 15, 2017 and incorporate by reference herein

2.1	Form of Warrant, filed as exhibit 4.1 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

2.2	Form of Placement Agent Warrant, filed as exhibit 4.2 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

2.3	Description of Securities, filed as exhibit 2.3 to the Form 20-F filed on November 13, 2023 and incorporated by reference herein

4.1	English translation of Employment Agreement with Wenjie Tang, filed as exhibit 4.1 to the Form 20-F filed on April 22, 2022 and incorporate by reference herein

4.2*	English translation of Employment Agreement with Yufeng Mi, dated April 5, 2022

4.3*	English translation of Employment Agreement with Yafang Wang dated May 1, 2022

4.4*	English translation of Agreement with Jialin Liu, dated March 16, 2023

4.7	English translation of Agreement with Tingfu Xie, filed as exhibit 10.15 to the Form F-1 filed on September 28, 2017 and incorporate by reference herein

4.8	English translation of Agreement with Fangjie Wang, filed as exhibit 10.2 to the Form 6-K filed on January 9, 2019 and incorporate by reference herein

4.13	Offer Letter to Jing Shi, dated April 30, 2021, filed as exhibit 10.1 to the Form 6-K filed on May 6, 2021 and incorporate by reference herein

4.14	Employment Agreement with Bo Zhu, dated May 10, 2021, filed as exhibit 10.1 to the Form 6-K filed on May 10, 2021 and incorporate by reference herein

4.15	Employment Agreement with Chenjun Li, dated July 12, 2021, filed as exhibit 10.1 to the Form 6-K filed on July 16, 2021 and incorporate by reference herein

4.16	Employment Agreement with Steven Sim, dated September 24, 2021, filed as exhibit 10.1 to the Form 6-K filed on September 28, 2021 and incorporate by reference herein

4.18	Placement Agency Agreement, dated December 10, 2021, filed as exhibit 10.1 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.19	Form of Securities Purchase Agreement, dated December 10, 2021, filed as exhibit 10.2 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.20	Form of Registration Rights Agreement, dated December 10, 2021, filed as exhibit 10.3 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.21	Form of Lock-up Agreement, dated December 10, 2021, filed as exhibit 10.4 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.22	Employment Agreement with Jiaqi Zhu, dated October 9, 2023, filed as exhibit 10.1 to the Form 6-K filed on October 10, 2023, and incorporate by reference herein

4.23	AGM Group Holdings Inc. 2024 Equity Incentive Plan, filed as exhibit 99.1 to the Form 6-K filed on April 30, 2024, and incorporate by reference herein

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics, filed as exhibit 14.1 to the Form F-1 filed on September 19, 2017 and incorporate by reference herein

11.2	Insider Trading Policy, filed as exhibit 11.2 to the Form 20-F filed on November 13 ,2023 and incorporate by reference herein

12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Principal Executive Officer and Principal Financial Offier Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of GGF CPA LTD

15.2*	Consent of KCCW Accountancy Corp.

15.3*	Consent of TPS Thayer LLC

97.1*	Compensation Recovery Policy

101.INS*	XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGM GROUP HOLDINGS INC.

By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer, Chief Strategy Officer and Director

Date: June 18, 2024

AGM GROUP HOLDINGS INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholders of

AGM Group Holdings, Inc.

Opinion on Financial Statements

We have audited the accompanying consolidated balance sheet of AGM Group Holdings Inc. (“the Company”), as of December 31, 2023 and the related consolidated statements of operations and comprehensive loss, changes in shareholder’s equity and cash slows for the year ended December 31, 2023, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) related to the accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessment of Advances to Suppliers

As described in Note 2 to the consolidated financial statements, advances to suppliers primarily consisted of prepayments for the purchase of inventories. The Company reviews its advances to suppliers periodically and determines the adequacy of provision. Once the Company considers that the likelihood of future economic benefits associated with the advances to supplier is remote, a provision would be provided to reflect the expected recoverable amount from the advances to suppliers.

We identified the provision for advances to suppliers as a critical audit matter due to the material balance on the balance sheet and significant judgement and assumptions were used by the Management regarding the valuation of the provision during the year, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to Management’s assessment of the amount to provide the provision of advances to suppliers.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The primary procedures we performed to address this critical audit matter included the following:

-	Reviewed the Company’s accounting policies, contracts, assumptions and estimates concerning future economic benefits and evaluate whether management’s conclusions were appropriate.

-	Tested the amount of provision recognized based on supporting documents.

/s/ GGF CPA LTD

We have served as the Company’s auditor since 2024.

Guangzhou, Guangdong, China

PCAOB NO: 2729

June 18, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

AGM Group Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of AGM Group Holdings Inc. (“the Company”), as of December 31, 2022 and the related consolidated statements of operations and comprehensive loss/income, changes in shareholders’ equity and cash flows for the year then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and the consolidated results of its operations and its cash flows for the year ended December 31, 2022, in conformity with U.S generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KCCW Accountancy Corp.

We have served as the Company’s auditor since 2023

Diamond Bar, California

November 13, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

AGM Group Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of AGM Group Holdings Inc.(“the Company”), as of December 31, 2021 and the related consolidated statements of operations and comprehensive loss/income, changes in shareholders’ equity and cash flows for the year then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and the consolidated results of its operations and its cash flows for the year ended December 31, 2021, in conformity with U.S generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2022

Sugar Land, Texas

May 16, 2022

AGM GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except for number of shares)

	December 31,	December 31,
	2023	2022

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,599,906	$4,073,440
Restricted cash	1,573	-
Accounts receivable, net	4,860,571	92,755,701
Inventories	5,502,404	3,915,456
Advances to suppliers, net	71,303,444	13,139,128
Prepayment and other current assets, net	3,851,247	2,935,644
Total current assets	87,119,145	116,819,369
NON - CURRENT ASSETS:
Property and equipment, net	379,678	689,361
Intangible assets, net	44,007	55,486
Operating lease right-of-use assets	270,248	492,984
Deferred tax assets	9,734,267	7,172,814
Total non - current assets	10,428,200	8,410,645
TOTAL ASSETS	$97,547,345	$125,230,014

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$21,812,072	$64,500,197
Accrued expenses and other payables	1,983,145	2,874,126
Advances from customers	30,131,748	4,572,765
Due to related parties	9,427,332	8,087,981
Deferred government grant, current	37,610	36,529
Operating lease liabilities, current	79,736	162,576
Income tax payable	14,510,079	14,285,918
Total current liabilities	77,981,722	94,520,092
NON - CURRENT LIABILITIES:
Operating lease liabilities, non-current	73,596	167,428
Deferred government grant, non-current	59,527	98,784
Total non - current liabilities	133,123	266,212
TOTAL LIABILITIES	$78,114,845	$94,786,304

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 24,254,842 and 24,254,842 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively)	$24,255	$24,255
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 2,100,000 and 2,100,000 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively)	2,100	2,100
Additional paid-in capital	26,502,856	26,502,856
Statutory reserves	335,696	335,696
Retained earnings	2,304,543	9,743,823
Accumulated other comprehensive loss	(9,736,950)	(6,165,020)
Total shareholders’ equity	19,432,500	30,443,710
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$97,547,345	$125,230,014

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPEATIONS AND COMPREHENSIVE (LOSS)/INCOME

(Amounts in US$, except for number of shares)

	For The Year Ended December 31,
	2023	2022	2021

Revenues	$92,907,172	$242,395,556	$36,709,931
Cost of revenues	(88,278,140)	(195,807,066)	(30,112,363)
Gross profit	4,629,032	46,588,490	6,597,568

Operating expenses
Selling, general & administrative expenses	13,870,634	30,395,048	1,607,393
Research and development expenses	-	-	36,317
Total operating expenses	13,870,634	30,395,048	1,643,710

(Loss)/Income from operations	(9,241,602)	16,193,442	4,953,858

Other income/(expenses)
Other income	106,202	118,265	47,167
Other expenses	(487,919)	(491,299)	(43,171)
Total other (expenses)/income	(381,717)	(373,034)	3,996

(Loss)/Income before provision of income taxes	(9,623,319)	15,820,408	4,957,854
Provision for income taxes benefit/(expenses)	2,184,039	(4,344,769)	(1,406,159)

Net (loss)/income	$(7,439,280)	$11,475,639	$3,551,695

Other comprehensive (loss)/income
Foreign currency translation adjustment	(3,571,930)	(6,578,195)	169,472
Total comprehensive (loss)/income	$(11,011,210)	$4,897,444	$3,721,167

(Loss)/Earnings per common share
Basic	$(0.31)	$0.47	$0.17
Diluted	(0.31)	0.47	0.17

Weighted average Class A ordinary shares outstanding, basic	24,254,842	24,254,842	21,491,291
Weighted average Class A ordinary shares outstanding, diluted	24,254,842	24,254,842	21,511,469

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Class A Ordinary Share	Number of Class B Ordinary Share	Class A Ordinary Share	Class B Ordinary Share	Additional paid-in capital	Statutory Reserves	(Accumulated loss)/ Retained earnings	Accumulated other comprehensive income/(loss)	Total
Balance, December 31, 2020	21,356,290	7,100,000	$21,356	$7,100	$8,368,266	$-	$(4,947,815)	$243,703	$3,692,610
Net income	-	-	-	-	-	-	3,551,695	-	3,551,695
Issuance of common shares	2,898,552	-	2,899	-	17,637,100	-	-	-	17,639,999
Appropriation to statutory reserve	-	-	-	-	-	63,659	(63,659)	-	-
Cancellation of Class B ordinary shares	-	(5,000,000)	-	(5,000)	5,000	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	169,472	169,472
Balance, December 31, 2021	24,254,842	2,100,000	$24,255	$2,100	$26,010,366	$63,659	$(1,459,779)	$413,175	$25,053,776
Net income	-	-	-	-	-	-	11,475,639	-	11,475,639
Appropriation to statutory reserve	-	-	-	-	-	272,037	(272,037)	-	-
Deposit received on issuance of common shares	-	-	-	-	492,490	-	-	-	492,490
Foreign currency translation adjustment	-	-	-	-	-	-	-	(6,578,195)	(6,578,195)
Balance, December 31, 2022	24,254,842	2,100,000	$24,255	$2,100	$26,502,856	$335,696	$9,743,823	$(6,165,020)	$30,443,710
Net loss	-	-	-	-	-	-	(7,439,280)	-	(7,439,280)
Appropriation to statutory reserve	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(3,571,930)	(3,571,930)
Balance December 31, 2023	24,254,842	2,100,000	$24,255	$2,100	$26,502,856	$335,696	$2,304,543	$(9,736,950)	$19,432,500

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in US$)

	For The Year Ended December 31,
	2023	2022	2021

Cash flows from operating activities
Net (loss) income	$(7,439,280)	$11,475,639	$3,551,695

Adjustment to reconcile net income to net cash used in operating activities
Depreciation and amortization	321,102	201,944	38,363
Amortization of operating lease right-of-use asset	152,619	138,709	63,347
(Reversal)/allowance for credit losses	(18,898,441)	27,469,288	-
Provision of advances to suppliers	28,605,502	-	-
Other income	(40,501)	(42,431)	(22,119)
Deferred tax benefits	(2,578,177)	(7,061,293)	(129,034)
Changes in operating assets and liabilities:
Accounts receivable	107,537,272	(119,006,660)	(2,608,325)
Inventories	(1,660,677)	17,210,179	(22,433,140)
Advances to suppliers	(88,065,195)	23,795,007	(40,485,521)
Prepayment and other current assets	(2,085,340)	198,990	2,094,491
Accounts payable	(42,676,557)	50,070,180	14,111,595
Accrued expenses and other payables	(802,793)	1,713,032	272,411
Income tax payable	237,378	12,509,424	1,505,485
Advances from customers	25,999,451	(35,891,398)	42,231,914
Deferred government grant	-	-	3,454
Operating lease liabilities	(298,081)	(122,878)	(49,074)
Net cash used in operating activities	(1,691,718)	(17,342,268)	(1,854,458)

Cash flows from investing activities
Purchase of property and equipment	(10,708)	(282,308)	(339,657)
Purchase of intangible asset	-	(50,000)	-
Net cash used in investing activities	(10,708)	(332,308)	(339,657)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	-	-	17,639,999
Proceeds from related parties	4,482,819	10,000,000	907,135
Proceeds from short-term borrowings	-	-	1,568,455
Receipt of financing deposit	-	492,490	-
Repayments of loans and borrowings	-	(1,486,746)	-
Borrowings to related parties	-	-	(39,238)
Repayments to related parties	(3,160,000)	(2,000,000)	(517,670)
Net cash provided by financing activities	1,322,819	7,005,744	19,558,681

Effect of exchange rate changes on cash and cash equivalents	(2,092,354)	(3,684,350)	397,451
Net change in cash and cash equivalents and restricted cash	(2,471,961)	(14,353,182)	17,762,017
Cash and cash equivalents, beginning of the year	4,073,440	18,426,622	664,605
Cash and cash equivalents and restricted cash, end of the year	1,601,479	4,073,440	18,426,622

Supplemental cash flow information
Interest paid	$-	$6,938	$34,721
Income taxes paid	$156,842	$218,121	$-

Supplemental disclosures of non-cash activities:
Free operating lease due to government grant	$-	$-	$204,588
Additions of ROU Assets	$136,598	$416,013	$100,313
Cancelled common stocks issued	$-	$-	$5,000

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

AGM Group Holdings Inc. (“AGM Holdings”) was incorporated on April 27, 2015 under the laws of the British Virgin Islands (“BVI”). AGM Holdings is a holding company and does not own any material assets or liabilities other than holding equity interest of multiple entities and certain cash and cash equivalents.

On May 21, 2015, AGM Holdings incorporated a wholly owned subsidiary, AGM Technology Limited (“AGM Technology”) in Hong Kong. AGM Technology engaged in the sale of cryptocurrency mining machines and standardized computing equipment.

On October 13, 2015, AGM Technology incorporated a Chinese limited liability subsidiary, AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly known as Shenzhen AnGaoMeng Financial Technology Service Co., Ltd., for the purpose of being a holding company for the equity interests in China.

On November 13, 2015, AGM Tianjin incorporated a wholly owned Chinese limited liability subsidiaries, Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”).

On June 14, 2017, AGM Software Service LTD (“AGM Software”) was incorporated under the laws of BVI. AGM Software is a wholly-owned subsidiary of AGM Holdings.

On June 17, 2021, AGM Technology incorporated a wholly owned Chinese limited liability subsidiary, Nanjing Lucun Semiconductor Co. Ltd. (“Nanjing Lucun”) in China under the laws of the People’s Republic of China (the “PRC”). Nanjing Lucun is primarily engaged in the sale of cryptocurrency mining machines and standardized computing equipment. On November 24, 2022, Nanjing Lucun Semiconductor Co., Ltd. Beijing Branch was incorporated.

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

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

As of December 31, 2023, AGM Holdings’ subsidiaries are as follows:

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

AGM Technology, AGM Tianjin, AGM Beijing, AGM Software, Nanjing Lucun, AGM Defi Lab, AGM Defi Tech, and Beijing Keen Sense, are referred to as subsidiaries. AGM Holdings and its consolidated subsidiaries are collectively referred to herein as the “Company” unless specific reference is made to an entity.

Note 2 - SUMMARY OF SIGNIFICANT POLICIES

Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Company. Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts for AGM Holdings and all its consolidated subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. For the subsidiaries whose functional currencies are Renminbi (“RMB”), results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of operations.

The consolidated balance sheet balances, with the exception of equity at December 31, 2023 and December 31, 2022 were translated at RMB7.0827 and RMB6.9646 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2023, 2022 and 2021 were RMB7.0467, RMB6.7261 and RMB6.4515 to $1.00, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Significant estimates and assumptions by management include, among others, allowance for credit losses, provision of advances to suppliers, discount rate for leases, depreciation of property and equipment and impairment assessments of long-lived assets and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and Cash Equivalents

Cash and cash equivalents are financial assets that are either cash or highly liquid investments with an original maturity term of 90 days or less. At December 31, 2023 and 2022, the Company’s cash equivalents primarily consist cash in various financial institutions.

Restricted cash

Restricted cash consists of frozen deposits due to overdue reconciliations. The balance of restricted cash was $1,573 and nil as of December 31, 2023 and 2022, respectively.

Inventories

Inventories, primarily consisting of standardized computing equipment, which are finished goods from manufacturers. Inventories are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the first-in first-out cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. No inventory write-down was recorded for the years ended December 31, 2023, 2022, and 2021.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Advances to Suppliers

Advances to suppliers primarily consists of prepayments for purchase of cryptocurrency mining machines and standardized computing equipment. Advance payment depends on specific circumstances, including the industry practice, negotiations with suppliers, security for steady supply of products, and the delivery time of products received from suppliers after the advance payment. Advance to suppliers is settled when the products are provided and accepted by the Company. The Company reviews   its advance to suppliers on a periodic basis and determines the adequacy of provision. Provision is recognized to reflect the expected recoverable amount from the advances to suppliers when the Company considers the likelihood of future economic benefits associated with the advances to supplier is remote.

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

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable and other current assets, accounts payable and other payables, due to related parties and contingent consideration approximate their fair value based on the short-term maturity of these instruments.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Company’s receivables within the scope of expected credit losses model, along with reasonable and supportable forecasts as a basis to develop the Company’s expected loss estimates. The Company adjusts the allowance percentage periodically when there are significant differences between estimated credit losses and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Adoption of Accounting Standards Update (“ASU” 2016-13)

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Company has adopted ASU 2016-13 since January 1, 2021, the impact of which on the Company’s consolidated financial statements was immaterial.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

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

The Company is a server developer, engaging in research, development and sale of server, including ASIC miner, and standardized computing equipment and bundle of products or services that may include a combination of these items.

The Company derives revenue from the sales of cryptocurrency mining machines and standardized computing equipment and bundle of products or services that may include a combination of these items. The Company enters into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

The Company acts as a principal as it takes control of the merchandises, is primarily obligated for the merchandise sold to the consumers, bears inventory risks and has the latitude in establishing prices. For the years ended December 31, 2023, 2022 and 2021, the Company derives revenue from the sale of cryptocurrency mining machines and standardized computing equipment. The Company recognizes product revenues on a gross basis as the Company is responsible to fulfill the promise to provide specified goods. Revenue is recognized at a point in time upon the transfer of control of products to customers.

Contract liability

The contract liabilities consist of advances from customers, which relate to unsatisfied performance obligations at the end of each reporting period and consists of cash payments received in advance from customers in sales of server products, cryptocurrency mining machines and standardized computing equipment. As of December 31, 2023 and 2022, the Company’s advances from customers amounted to $30,131,748 and $4,572,765, respectively.

The Company reports revenues net of applicable sales taxes and related surcharges.

Costs of Revenues

Cost of revenues primarily consist of cost of product revenue, which includes direct costs of cryptocurrency mining machines, standardized computing equipment.

Leases

On January 1, 2021, the Company adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Company determines if an arrangement is a lease upon inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The right to control the use of an asset includes the right to obtain substantially all of the economic benefits of the underlying asset and the right to direct how and for what purpose the asset is used. Upon adoption of ASU 2016-02 and related standards, operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is the Company’s incremental borrowing rate or, if available, the rate implicit in the lease. The Company includes options to renew the lease as part of the right of use lease asset and liability when it is reasonably certain the Company will exercise the option. The Company also takes into considerations when certain lease contains fair value purchase and termination options with an associated penalty. Operating leases are included in operating lease right-of-use (“ROU”) assets and current and non-current lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets. There were no finance leases for the years ended December 31, 2023, 2022 and 2021.

Selling, General & Administrative Expenses

Selling, general and administrative expenses consist primarily of credit losses, sales and administrative employee-related expenses, professional fees, travel costs, and other corporate expenses.

Research and Development Expenses

Research and development costs are expensed as incurred. The costs primarily consist of the wage expenses incurred to continuously improve and upgrade the Company’s services.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Government Grants

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. From June 15, 2021, Nanjing Pukou Economic Development Zone Management Committee (the “Committee”) provided an office to the Company for free for 5 years to attract the enterprise for the development of the integrated circuit industry in Nanjing. As of December 31, 2023 and 2022, the balance of deferred government grant was $97,137 and $135,313, respectively. The amount of other income for the government grant recognized during the years ended December 31, 2023, 2022 and 2021 was $40,501, $42,431 and $22,119, respectively.

Income Taxes

The Company is governed by the Income Tax Law of China and Inland Revenue Ordinance of Hong Kong, as amended. Based on a review of surrounding facts and circumstances, the revenue generated from AGM Technology belongs to offshore revenue as its operation is outside Hong Kong. Therefore, the Company considers AGM Technology is not subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong or 8.25% if the net profit under $2,000,000 for 2019 and beyond under Inland Revenue Ordinance of Hong Kong.

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

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2023, 2022 and 2021, the Company had uncertain tax positions accrued, and will continue to evaluate for uncertain positions in the future.

Value Added Tax

The amount of Value Added Tax (“VAT) liability is determined by applying the applicable tax rate to the invoiced amount of software service provided. The Company reports revenue net of China’s VAT for all the periods presented in the accompanying consolidated statements of operations.

Comprehensive (Loss)/ Income

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive (loss)/income, its components and accumulated balances. Components of comprehensive (loss)/income include net loss/income and foreign currency translation adjustments. For the years ended December 31, 2023, 2022 and 2021, the only component of accumulated other comprehensive loss was foreign currency translation adjustments.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

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

Concentration and risks

a) Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk are cash and cash equivalents, and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company routinely assesses the financial strength of the customer and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, consequently, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

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

(Loss)/Earnings per Common Share

Basic (loss)/earnings per ordinary share is computed by dividing net (loss)/earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted (loss)/earnings per share is computed by dividing net (loss)/income attributable to ordinary shareholders by the sum of the weighted-average number of ordinary shares outstanding and dilutive potential ordinary shares during the period.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Statutory reserves

In accordance with the PRC Company Laws, the Company’s PRC subsidiaries must make appropriations from their after-tax profits as determined under the People's Republic of China Generally Accepted Accounting Principles (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the years ended December 31, 2023, 2022 and 2021, profit appropriation to statutory surplus fund for the Company’s entities incorporated in the PRC was nil, $272,037 and $63,659, respectively. No appropriation to other reserve funds was made for any of the periods presented.

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

Recently Issued Accounting Pronouncements

In March 2023, the FASB issued ASU No. 2023-01, “Leases (Topic 842): Common Control Arrangements”, which amends certain provisions of ASC 842 that apply to arrangements between related parties under common control. In addition, the ASU amends the accounting for leasehold improvements in common-control arrangements for all entities. ASU 2023-01 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted in any annual or interim period as of the beginning of the related fiscal year. The Company will adopt ASU 2023-01 from January 1, 2024. The Company expects the impact of adoption of this ASU to be immaterial to consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

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

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31,	December 31,
	2023	2022
Accounts receivable	12,275,650	120,224,989
Allowance for credit losses	(7,415,079)	(27,469,288)
	$4,860,571	$92,755,701

The Company reversed credit losses of $21,946,806 and recorded credit losses of $1,892,597 for the year ended December 31, 2023 and recorded $27,469,288 and nil bad debt expense for the year ended December 31, 2022 and 2021, respectively.

Note 4 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers consisted of the following:

	December 31,	December 31,
	2023	2022
Advances to suppliers	99,908,946	13,139,128
Provision for impairment	(28,605,502)	-
	$71,303,444	$13,139,128

For the year ended December 31, 2023, 2022 and 2021, the Company recorded provision of $28,605,502, nil and nil for the advances to suppliers.

Note 5 - INVENTORIES

Inventories, primarily consisted of cryptocurrency mining machines and standardized computing equipment, which are finished goods from manufactures. As of December 31, 2023 and 2022, inventories consisted of the following:

	December 31,	December 31,
	2023	2022
Finished goods	5,502,404	$3,915,456

No inventory write-down was recorded for the years ended December 31, 2023, 2022 and 2021.

Note 6 - Prepayment and OTHER CURRENT ASSETS

Prepayment and other current assets consist of prepaid expenses, other receivables, and deposits. As of December 31, 2023 and 2022, prepayment and other current assets consisted of the following:

	December 31,	December 31,
	2023	2022
Loan receivable (1)	$3,776,608	$1,605,000
Prepaid input VAT	14,318	1,106,489
Deposits and others	1,216,089	224,155
Subtotal	5,007,015	2,935,644
Allowance for credit losses (2)	(1,155,768)	-
Total prepayment and other current assets	$3,851,247	$2,935,644

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Prepayment and OTHER CURRENT ASSETS (Continued)

(1)

In 2021, the Company entered into a loan agreement to lend $400,000 loan to AGM Group Ltd. In April 2022, the Company extended additional $900,000 loan to AGM Group Ltd. at the interest rate of 1% as working capital support and change the amount to $1,200,000 in April 4, 2023. As of December 31, 2023, the total amount of loans to AGM Group Ltd. was $1,350,000, generating interest income of $24,441.

On April 10, 2022 and 31 July, 2022, the Company entered into a loan agreement with a third party, Muliang Agriculture Limited, to lend $280,000 and $25,000 at the interest rate of 1% for one year as working capital support. On April 9, 2023, both parties agreed to extend the loan to December 31, 2024 and change the amount to $600,000. As of December 31, 2023, the total amount of loans to Muliang Agriculture Limited was $465,000, generating interest income of $5,745.

On March 1, 2023, the Company entered into a loan agreement with a third party, Northnew Management Limited, to lend $2,000,000 at the interest rate of 1%. As of December 31, 2023, the total amount of loans to Northnew Management Limited was $1,925,426, generating interest income of $5,996.

(2)	For the year ended December 31, 2023, the Company recorded credit losses of $1,155,768 for the long-age deposit. No bad debt allowance was recorded for the year ended December 31, 2022 and 2021.

Note 7 - PROPERTY AND EQUIPMENT, NET

As of December 31, 2023 and 2022, property and equipment, net consisted of the following:

	December 31,	December 31,
	2023	2022
Electronic equipment	$542,755	$541,931
Office equipment	13,547	13,777
Leasehold improvement	502,396	510,915
Total property and equipment	1,058,698	1,066,623
Less: accumulated depreciation	(679,020)	(377,262)
Total property and equipment, net	$379,678	$689,361

Depreciation and amortization expenses for the years ended December 31, 2023, 2022 and 2021 were $309,623, $198,797 and $36,883, respectively. For the years ended December 31, 2023, 2022 and 2021, the Company recognized loss of $7,450, nil and nil on disposed of property and equipment in the consolidated statements of operations, respectively. There was no impairment recorded for these property and equipment for the years ended December 31, 2023, 2022 and 2021.

Note 8 - INTANGIBLE ASSETS, NET

As of December 31, 2023 and 2022, intangible assets, net consisted of the following:

	December 31,	December 31,
	2023	2022
AGM domain name	$14,800	$14,800
Software	50,000	50,000
Total intangible assets	64,800	64,800
Less: accumulated amortization	(20,793)	(9,314)
Total intangible assets, net	44,007	55,486

For the years ended December 31, 2023, 2022 and 2021, amortization expenses amounted to $11,479, $3,147 and $1,480 respectively. The following is an estimated, by fiscal years, of amortization amount of intangible asset,

Year ending December 31,
2024	11,480
2025	11,480
2026	11,480
2027	9,567
Total	44,007

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - RELATED PARTY TRANSACTIONS AND BALANCES

As of December 31, 2023, related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
Yang Cao	Director of Nanjing Lucun
HongKong Kisen Co., Limited (“HongKong Kisen”)	Company ultimately controlled by Chief Strategy Officer (“CSO”)

Due to related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of December 31, 2023 and 2022, due to related parties consisted the following:

	December 31,			Interest	Exchange Rate	December 31,
	2022	Received	Repayment	Expenses	Translation	2023
Yufeng Mi	1,831	2,770	-	-	(30)	4,571
Yang Cao	86,150	97,844	-	-	(1,436)	182,558
HongKong Kisen (1)	8,000,000	4,384,975	(3,160,000)	15,228	-	9,240,203
Total due to related parties	8,087,981	4,485,589	(3,160,000)	15,228	(1,466)	9,427,332

(1)

On April 7, 2022, the Company entered into a loan agreement with HongKong Kisen to borrow $10,000,000 at the interest rate of 0.1% for 10 months as working capital support and repaid $2,000,000 to HongKong Kisen in advance in 2022.

On January 1, 2023, both parties agreed to terminate the loan agreement mentioned above and obtain borrowings up to $20,000,000 at the interest rate of 0.1% for one year as working capital support. In 2023, the Company borrowed $4,384,975 from HongKong Kisen and repaid $3,160,000, generating interest expense of $9,316, as of December 31,2023, total interest payable is $15,228. The loan mentioned above can be extended on both parties’ consensus.

Apart from loan from HongKong Kisen, the balance of due to related parties represents expenses incurred by related parties in the ordinary course of business. These amounts are interest free, unsecured and could be settled on demand.

Note 10 - OPERATING LEASE

The Company leases offices space and dormitories under non-cancellable operating leases. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease.

As of December 31, 2023, the Company had no long-term leases that were classified as a financing lease, and the Company’s lease contracts only contain fixed lease payments and do not contain any residual value guarantee.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - OPERATING LEASE (Continued)

The balance of right-of-use assets and operating lease liabilities are as follow:

	December 31,	December 31,
	2023	2022
Right-of-use assets	$270,248	$492,984

Operating lease liabilities, current	$79,736	$162,576
Operating lease liabilities, non-current	73,596	167,428
Total operating lease liabilities	$153,332	$330,004

Supplemental information related to operating leases for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31,
	2023	2022
Weighted-average remaining lease term of operating leases	2.26 years	2.33 years

Weighted-average discount rate of operating leases	4.43%	4.62%

The following table summarizes the maturity of the operating lease liabilities as of December 31, 2023:

Operating Leases
Year of 2024	$79,596
Year of 2025	48,372
Year of 2026	8,062
Total lease payments	$136,030
Less: imputed interest	(17,302)
Present value of operating lease liabilities	153,332
Less: current obligation	79,736
Non-current obligation on December 31, 2023	$73,596

Note 11 - SHAREHOLDERS’ EQUITY

In August 2021, Firebull Holding Limited, holder of 5,000,000 Class A ordinary shares and 5,000,000 Class B ordinary shares of the Company sold and transferred 5,000,000 Class A ordinary shares to Firebull Tech Limited. Pursuant to section 11 of the Company’s memorandum and articles of association, the 5,000,000 Class B ordinary shares held by Firebull Holding was cancelled accordingly.

On December 14, 2021, the Company issued 2,898,552 Class A ordinary shares to investors. As of December 31, 2023, 24,254,842 shares of class A ordinary share and 2,100,000 shares of Class B ordinary shares were issued and outstanding. The Company deposited with the Escrow Agent an aggregate amount of $500,000 in order to provide a source of funding for certain indemnification obligations of the Company. In December 2022, the Company received the refund of the deposit of $492,490, deducting the charge fee.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - SHAREHOLDERS’ EQUITY (Continued)

Warrants

For each Class A ordinary share purchased on December 14, 2021, an investor received from the Company one-half unregistered warrant, for an aggregate of 1,449,276 warrants. The 3.5-year warrants are exercisable immediately from the date of issuance and have an exercise price of US$8.3 per share. The purchase price for one ordinary share and one-half corresponding warrant is US$6.90.

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

As of December 31, 2023 and 2022, the Company had 1,652,175 and 1,652,175 warrants outstanding to purchase 1,652,175 and 1,652,175 class A ordinary shares with weighted average exercise price of $8.3 per share and remaining contractual lives of 1.45 and 2.45 years.

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2023:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2021		$
Issued	1,652,175		8.3
Exercised	-		-
Expired	-		-
Warrants outstanding, as of December 31, 2022	1,652,175		$8.3
Issued	-		-
Exercised	-		-
Expired	-		-
Warrants outstanding, as of December 31, 2023	1,652,175		$8.3
Warrants exercisable, as of December 31, 2023	1,652,175		$8.3

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - RESTRICTED NET ASSETS

Part of the Company’s operations are conducted through its PRC subsidiaries, and the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid-in capital and additional paid-in capital of its subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2023 and 2022, net assets restricted in the aggregate included in the Company’s consolidated net assets were both $335,696.

Note 13 - INCOME TAX

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

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - INCOME TAX (Continued)

The China EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in China be treated as a resident enterprise for PRC tax purpose and consequently be subject to China income tax at the rate of 25% for its worldwide income. The Implementing Rules of the China EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” On April 22, 2009, China State Administration of Taxation further issued a notice entitled “Notice regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their place of Effective Management.” Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations mainly function in China; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in China; (iii) its major assets, accounting books, company sales, minutes and files of board meetings and shareholders’ meetings are located or kept in China; and (iv) more than half of the directors or senior management personnel with voting rights reside in China. Based on a review of surrounding facts and circumstances, the Company believes that there is an uncertain tax position as to whether its operations outside of China will be considered a resident enterprise for PRC tax purposes due to limited guidance and implementation history of the China EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25%. For the years ended December 31, 2023, 2022 and 2021, the Company has evaluated this uncertain tax position and recorded a tax liability on the Consolidated Balance Sheet.

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

AGM Beijing, AGM Tianjin, Nanjing Lucun, and Beijing Keen Sense are subject to 25% China statutory tax rate. AGM Beijing, AGM Tianjin, Beijing Keen Sense and AGM Defi Lab incurred net loss for the year ended December 31, 2023.

The provision for income taxes consisted of the following:

	For The Year Ended December 31,
	2023	2022	2021
Current	$(394,138)	$(11,406,062)	$(1,535,193)
Deferred	2,578,177	7,061,293	129,034
Total	$2,184,039	$(4,344,769)	$(1,406,159)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For The Year Ended December 31,
	2023	2022	2021
Statutory income tax rate	25%	25%	25%
Tax effect of different tax rates in other jurisdictions	-2%	2%	3%
Tax effect of non-deductible expenses	0%	1%	-%
Changes in valuation allowance	0%	-%	-%
Effective tax rate	23%	28%	28%

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - INCOME TAX (Continued)

The summary of cumulative net operating losses carried forward for the Company’s subsidiaries in different regions is as follows:

	For The Year Ended December 31,
	2023	2022	2021
PRC Region	$2,666,264	$1,262,629	$508,737
HK Region	1,908	-	-
Singapore Region	6,440	6,444	3,385
Total cumulative net operating loss carry-forward	$2,674,612	$1,269,073	$512,122

Components of the Company’s net deferred tax assets are set forth below:

	December 31,	December 31,
	2023	2022
Deferred tax assets:
Net operating loss carry-forwards	$469,409	$305,492
Allowance for credit losses	2,142,711	6,867,322
Provision of advances to suppliers	7,151,376	-
Lease liability	38,333	-
Total of deferred tax assets	$9,801,829	$7,172,814
Less: valuation allowance	-	-
Net deferred tax assets	$9,801,829	$7,172,814

Defer tax liabilities:
Right-of-use assets	$(67,562)	$-
Total deferred tax liabilities	(67,562)	-
Deferred tax assets, net	$9,734,267	$7,172,814

As of December 31, 2023 and 2022, deferred tax assets, net of the Company were of $9,734,267 and $7,172,814, respectively, which was consisted of allowance for credit losses, provision of advances to suppliers and operating loss carry-forwards. As of December 31, 2023, the Management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would be realizable, and therefore, no valuation allowance was accrued accordingly.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the company’s tax position and recognized liabilities for uncertain tax positions for the years ended December 31, 2023, 2022 and 2021, and the period from inception (April 27, 2015) to December 31, 2015. The Company recognized liabilities for uncertain tax positions, which was included in income tax payable on the Consolidated Balance Sheets as of December 31, 2023 and 2022.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - INCOME TAX (Continued)

The activity of the unrecognized tax positions related to the Company’s uncertain tax positions is summarized as follows:

	As of December 31,
	2023	2022	2021
Gross beginning balance	$6,567,028	$2,960,155	$1,638,673
Gross increase to tax positions in the current period	394,138	3,606,873	1,321,482
Gross ending balance	$6,961,166	$6,567,028	$2,960,155

There were no interests and penalties in relation to the Company uncertain tax positions for the years ended December 31, 2023, 2022 and 2021.

Note 14 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company place cash with high credit quality financial institutions in Singapore, Hongkong and China. As of December 31, 2023 and 2022, the Company had $56,031 and $154,311 of cash balance held in China banks, respectively. China banks protect consumers against loss if their bank or thrift institution fails, and each of the Company’s bank accounts are insured up to RMB500,000 (approximately $70,595). As a result, cash held in China financial institutions of nil and nil were not insured as of December 31, 2023 and December 31, 2022, respectively. The Company have not experienced any losses in such accounts through December 31, 2023.

The Company’s cash position by geographic area was as follows:

	December 31, 2023		December 31, 2022
Country:
Singapore	$234,897	15%	$240,204	6%
China (Hongkong)	1,310,551	82%	3,678,925	90%
China (Mainland)	56,031	3%	154,311	4%
Total cash and cash equivalents, and restricted cash	$1,601,479	100%	$4,073,440	100%

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

Customers

For the year ended December 31, 2023, five customers accounted for 39%, 15%, 14%, 10% and 10% of the Company’s revenues, respectively. For the year ended December 31, 2022, five customers accounted for 20%, 19%, 14%, 13% and 12% of the Company’s revenues, respectively. For the year ended December 31, 2021, two customers accounted for 70% and 30% of the Company’s revenues, respectively.

Suppliers

For the year ended December 31, 2023, four suppliers accounted for 25%, 21%, 20% and 18% of the Company’s total cost of revenues. For the year ended December 31, 2022, two suppliers accounted for 75% and 11% of the Company’s total cost of revenues. For the year ended December 31, 2021, two suppliers accounted for 72% and 12% of the Company’s cost of revenues, respectively.

Note 15 - COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, the Company entered into lease agreements as lessee with third parties for the operation. The Company has total future lease payment of $136,030. As of December 31, 2023, the Group did not have any purchase commitments or capital commitments.

Note 16 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through June 18, 2024, which was the date of the consolidated financial statements were issued, and determined that no other events that would have required adjustment or disclosure in the consolidated financial statements except for the events mentioned below.

On April 10, 2024, AGM Holdings acquires 100% equity interests of AGM Electronic Technology Limited (“AGM HK”) at a consideration of the registered capital investment amounted to HK$ 1. AGM HK engages in the sale of cryptocurrency mining machines and standardized computing equipment and aims to expand the market shares oversea.

On April 17, 2024, AGM Holdings incorporated a wholly owned subsidiary, AGM Canada Holdings Limited (“AGM Canada”) in Canada. AGM Canada engages in the sale of cryptocurrency mining machines and standardized computing equipment and aims to explore the Canada market.

On April 26, 2024, AGM HK incorporated a wholly owned subsidiary, Beijing Bixin Electronic Technology Co., Limited, in China.

On April 30, 2024, the Board of Directors of AGM Group Holdings Inc. approved and adopted an equity incentive plan (“2024 Equity Incentive Plan”). Under the 2024 Equity Incentive Plan, the Compensation Committee of the Board is authorized to deliver an aggregate of 3,750,000 Class A Ordinary Shares.