Form 20-F
period 2024-12-31
AGM GROUP HOLDINGS, INC.
filed 2025-05-13
CIK 1705402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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
+852-975-02047
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,254,842 shares of Class A ordinary shares and 2,100,000 shares of Class B ordinary shares issued and outstanding as of December 31, 2024.

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

☐ Yes ☒ No

i

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “AGM Holdings” refer to AGM Group Holdings Inc., a British Virgin Islands company limited by shares. We have the following subsidiaries:

●	AGM Canada Holdings Limited., a corporation incorporated in British Columbia, Canada (“AGM Canada”) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Defi Tech Limited., a Hong Kong SAR limited company (“AGM Defi Tech”) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Defi Lab Pte Limited, a Singapore company (“AGM Defi Lab”) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Electronic Technology Limited, a Hong Kong SAR company (“AGM Electronic”) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Energy Corp., a corporation incorporated in Alberta, Canada (“AGM Energy”) and a 49% owned entity by AGM Canada;

●	AGM Integrated Tech Limited, a Hong Kong SAR company (“AGM Integrated”), and a wholly-owned subsidiary of AGM Holdings;

●	AGM Technology Limited, a Hong Kong SAR limited company (“AGM HK” when individually referenced) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) (also referred to as 天津安高盟建设发展有限公司 in China), formerly known as AGM Tianjin Construction Development Co., Ltd. (or 深圳安高盟金融科技服务有限公司 in China), a wholly foreign-owned enterprise (“WFOE”) formed under the laws of the People’s Republic of China (the “PRC”) and a wholly-owned subsidiary of AGM HK;

●	AGM Software Service LTD, a British Virgin Islands company limited by shares (“AGM Software” when individually referenced) and a wholly-owned subsidiary of AGM Holdings;

●	Beijing Bixin Electronic Technology Co., Ltd, a company formed under the laws of People’s Republic of China (“Beijing Bixin”) and a wholly-owned subsidiary of AGM Defi Tech;

●	Beijing Keen Sense Technology Service Co., Ltd., a company formed under the laws of People’s Republic of China (“Beijing Keen Sense”) and a wholly-owned subsidiary of AGM Defi Tech;

●	Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”) (also referred to as 北京安高盟科技服务有限公司 in China), a PRC company and a wholly-owned subsidiary of AGM Tianjin;

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The Consolidated Balance Sheets balances, with the exception of equity at December 31, 2024 and 2023, were translated at RMB7.1884 and RMB7.0827 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Loss/Income and the Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022 were RMB7.1217, RMB7.0467 and RMB6.7261 to $1.00, respectively.

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

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this annual report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3. Key Information-Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this annual report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this annual report reflect our views and assumptions only as of the date this annual report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

iii

Part I

Item 1 Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2 Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3 Key Information

Overview

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Item 3. Key Information - D. Risk Factors” in this annual report beginning on page 12. We provide the following disclosure to help investors better understand our operations in China and the associated risks.

AGM Group Holdings Inc., or AGM, is a holding company incorporated in the British Virgin Islands, or the BVI. As a holding company with no material operations, AGM conducts a substantial majority of its operations through its subsidiaries established in the People’s Republic of China, or the PRC or China. However, neither the holding company nor any of the Company’s Chinese subsidiaries conduct any operations through contractual arrangements with a variable interest entity based in China. Investors in our Class A ordinary shares should be aware that they may never directly hold equity interests in the PRC operating entities, but rather purchasing equity solely in AGM Group Holdings Inc., our BVI holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States. See “Risk Factors - Risks Related to Doing Business in China - The PRC laws and regulations governing the Company’s business operations are constantly evolving. Any changes in such PRC laws and regulations as well as in the PRC economic, political, and social conditions may have a material and adverse effect on the PRC economy, and in turn the Company’s business.” on page 33 of this annual report.

Corporate Structure

Our equity structure is a direct holding structure. Below is a chart illustrating our corporate structure:

Transfers of Cash Among Subsidiaries

Within our direct holding structure, the cross-border transfer of funds within our corporate entities is legal and compliant with the laws and regulations of the PRC. After the foreign investors’ funds enter AGM, the funds can be directly transferred to the PRC operating companies through its subsidiaries. Specifically, AGM is permitted under the BVI laws to provide funding to our subsidiaries in Singapore, Hong Kong SAR, the British Virgin Islands and Canada through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Each of our subsidiaries in the Hong Kong and Singapore is also permitted under the laws of Hong Kong and Singapore to provide funding to AGM through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit our PRC subsidiaries to pay dividends to AGM HK, AGM Defi Tech, AGM Electronic and AGM Integrated only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. See “Transfers of Cash to and from Our Subsidiaries” on page 6 of this annual report.

Regulatory Permissions

Because our operations are primarily located in the PRC and Hong Kong through our subsidiaries, we are subject to certain legal and operational risks associated with our operations in China, including changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. PRC laws and regulations governing our current business operations are constantly evolving, and therefore, these risks may result in a material change in our operations and the value of our Class A ordinary shares, or could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We do not believe that our subsidiaries are directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data or implicate cybersecurity. As of the date hereof, although we are required under the Overseas Listing Trial Measures to complete the filing procedure in connection with our offering within three business days after such offering is completed, no relevant PRC laws or regulations in effect requires that we or our subsidiaries obtain permission from any PRC authorities to issue securities to foreign investors, and we and our subsidiaries have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. The Standing Committee of the National People’s Congress, or the SCNPC, or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or any of our subsidiaries to obtain regulatory approval from Chinese authorities before future offerings in the U.S. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental with little advance notice.

Summary of Risk Factors

Investing in our Class A ordinary shares involves significant risks. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully under “Item 3. Key Information-D. Risk Factors” beginning on page 12 of this annual report.

Risks Related to Our Business and Industry

●	Our financial and operating performance may be adversely affected by epidemics, natural disasters, and other catastrophes (see “Risk Factors – Risks Related to Our Business and Industry – Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes” on page 16 of this annual report);

●	We might require additional capital to support business growth (see “Risk Factors - Risks Related to Our Business and Industry - We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all” on page 16 of this annual report);

●	Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers (see “Risk Factors - Risks Related to Our Business and Industry - Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers” on page 18 of this annual report);

●	Significant contributors to the bitcoin network could propose amendments to its protocols and software which, if accepted and authorized, could negatively impact our business and operations (see “Risk Factors - Risks Related to Our Business and Industry - Significant contributors to the bitcoin network could propose amendments to its protocols and software which, if accepted and authorized, could negatively impact our business and operations” on page 12 of this annual report).

Risks Related to Doing Business in China (for a more detailed discussion, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China” on page 22 of this annual report)

●	We may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares (see “Risk Factors - We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares” on page 22 of this annual report);

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Except for the filing procedure with the CSRC required under the Overseas Listing Trial Measures in connection with our offering within three business days after such offering is completed, no relevant PRC laws or regulations in effect requires that we or our subsidiaries obtain permission from any PRC authorities to issue securities to foreign investors. However, if our holding company or subsidiaries were required to obtain approval or filing in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors (see “Risk Factors -The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Except for the filing procedure with the CSRC required under the Overseas Listing Trial Measures in connection with our offering within three business days after such offering is completed, no relevant PRC laws or regulations in effect requires that we or our subsidiaries obtain permission from any PRC authorities to issue securities to foreign investors. However, if our holding company or subsidiaries were required to obtain approval or filing in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 23 of this annual report);

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China (see “Risk Factors - The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 28 of this annual report);

●	China’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you (see “Risk Factors - Risks Related to Doing Business in China - The PRC laws and regulations governing the Company’s business operations are constantly evolving. Any changes in such PRC laws and regulations as well as in the PRC economic, political, and social conditions may have a material and adverse effect on the PRC economy, and in turn the Company’s business.” on page 33 of this annual report);

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law (see “Risk Factors - Risks Related to Doing Business in China - We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law” on page 36 of this annual report);

●	The recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our Class A ordinary shares (see “Risk Factors - Risks Related to Doing Business in China - The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our Class A ordinary shares” on page 38 of this annual report);

●	The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable (see “Risk Factors - Risks Related to Doing Business in China - The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 30 of this annual report);

Risks Related to Our Capital Structure and Class A Ordinary Shares China (for a more detailed discussion, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China” on page 22 of this annual report)

●	Some provisions of our articles of association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders. Under BVI law, our directors have a duty to act honestly, in good faith and may only exercise the rights and powers granted to them under our memorandum and articles of association for what they believe in good faith to be in the best interests of our Company and for a proper purpose.

●	The dual-class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control (see “Risk Factors - Risks Related to Our Capital Structure and Class A Ordinary Shares - The dual-class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control” on page 41 of this annual report);

●	The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if they are dissatisfied with the conduct of our affairs (see “Risk Factors - Risks Related to Our Capital Structure and Class A Ordinary Shares - The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if they are dissatisfied with the conduct of our affairs” on page 42 of this annual report);

●	The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance (see “Risk Factors - Risks Related to Our Capital Structure and Class A Ordinary Shares - The trading price of our Class A Ordinary Shares has been, and is likely to continue to be, volatile; you might not be able to sell your shares at or above the price that you paid for them and we may not be able to stop the decline of our stock price” on page 42 of this annual report);

●	We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares (see “Risk Factors — Risks Related to Our Share Structure and Class A Ordinary Shares — We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares” on page 43 of this annual report);

●	The exercise of the warrants issued on December 14, 2021 may further dilute the Class A ordinary shares and adversely impact the price of our Class A ordinary shares (see “Risk Factors - Risks Related to Our Capital Structure and Class A Ordinary Shares - The exercise of the warrants issued on December 14, 2021 may further dilute the ordinary shares and adversely impact the price of our Class A ordinary shares” on page 44 of this annual report).

●	The exercise of the warrants issued on March 4, 2025 may further dilute the Class A ordinary shares and adversely impact the price of our Class A ordinary shares (see “Risk Factors - Risks Related to Our Capital Structure and Class A Ordinary Shares - The exercise of the warrants issued on March 4, 2025 may further dilute the ordinary shares and adversely impact the price of our Class A ordinary shares” on page 44 of this annual report).

Legal and Operational Risks of Operating in the PRC

Because our operations are primarily located in the PRC and Hong Kong through our subsidiaries, we are subject to certain legal and operational risks associated with our operations in China, including changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. PRC laws and regulations governing our current business operations are constantly evolving, and therefore, these risks may result in a material change in our operations and the value of our Class A ordinary shares, or could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We do not believe that our subsidiaries are directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data or implicate cybersecurity. As of the date of this annual report, although we are required under the Overseas Listing Trial Measures to complete the filing procedure in connection with our offering within three business days after such offering is completed, no relevant PRC laws or regulations in effect requires that we or our subsidiaries obtain permission from any PRC authorities to issue securities to foreign investors, and we and our subsidiaries have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. The Standing Committee of the National People’s Congress, or the SCNPC, or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or any of our subsidiaries to obtain regulatory approval from Chinese authorities before future offerings in the U.S. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC government.

For a more detailed discussion, see “- Transfers of Cash to and from Our Subsidiaries”, “- Implications of Holding Foreign Company Accountable Act”, “- PRC Regulatory Permissions” and “Risk Factors - Risks Related to Doing Business in China” beginning on page 22 of this annual report.

Transfers of Cash to and from Our Subsidiaries

AGM Group Holdings Inc. is a holding company with no operations of its own. We conduct our operations in China, Hong Kong SAR, and Canada primarily through our subsidiaries established in China, Hong Kong SAR, Canada, the British Virgin Islands and Singapore. We may rely on dividends to be paid by our subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our equity structure is a direct holding structure. Within our direct holding structure, the cross-border transfer of funds within our corporate entities is legal and compliant with the laws and regulations of the PRC. After the foreign investors’ funds enter AGM, the funds can be directly transferred to the PRC operating companies through its subsidiaries. Specifically, AGM Group Holdings Inc. is permitted under the BVI laws to provide funding to our subsidiaries in Singapore, Hong Kong SAR, the British Virgin Islands and Canada through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Our subsidiaries in Hong Kong SAR are permitted under Hong Kong laws to provide funding to our subsidiaries in the PRC.

Under the BVI Business Companies Act, as amended, (the “BVI Act”) and our memorandum and articles of association, our Board of Directors may authorize and declare a distribution to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the distribution the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. Cash dividends, if any, on our Class A ordinary shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. Withholding tax regarding dividends is exempted in Hong Kong.

AGM HK, AGM Defi Tech, AGM Electronic and AGM Integrated are permitted under the laws of Hong Kong to provide funding to AGM Holdings through dividend distribution out of profits available for distributions. AGM Software is permitted under the BVI laws to provide funding to AGM Holdings through distribution as long as that immediately following the distribution the value of AGM Software’s assets will exceed its liabilities and it will be able to pay its debts as they become due. Under the Business Corporations Act of British Columbia, AGM Canada is permitted to pay dividends to AGM Holdings, whether out of profits, capital, or otherwise, unless its charter or an enactment provides otherwise. Under the Business Corporations Act of Alberta, Canada, AGM Energy is permitted to declare or pay a dividends if there are no reasonable grounds for believing that (a) the corporation is unable to pay its liabilities as they become due, or (b) the realizable value of the corporation’s assets would be less than its liabilities. Per section 403 of the Companies Act, AGM Defi Lab, our subsidiary established in Singapore, can declare dividends to AGM Holdings if there are profits available at the time of the declarations.

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

Certain payments from our PRC subsidiaries to the Hong Kong subsidiaries are subject to PRC taxes, including business taxes and VAT. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from AGM Holdings to AGM HK, AGM Defi Tech, AGM Electronic and AGM Integrated, or from AGM HK, AGM Defi Tech, AGM Electronic and AGM Integrated to AGM Holdings. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

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

During the fiscal years ended December 31, 2024, 2023 and 2022, no cash or asset transfers have occurred among the Company and its subsidiaries and we have not declared any dividends to our shareholders. We do not expect to pay any cash dividends in the foreseeable future. We do not have any cash management policies that dictate the amount of such funds and how such funds are transferred.

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

Each of TPS Thayer LLC, the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2021 included elsewhere in this annual report, and KCCW Accountancy Corp., the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2022 included elsewhere in this annual report, and GGF CPA LTD, the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2023 and the audit report for the fiscal year ended December 31, 2024 included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such auditor’s compliance with the applicable professional standards. TPS Thayer LLC is headquartered in Sugar Land, Texas, and is subject to inspection by the PCAOB on a regular basis. KCCW Accountancy Corp. is headquartered in Los Angeles, California, and is subject to inspection by the PCAOB on a regular basis. GGF CPA LTD is headquartered in Guangzhou, China. While GGF CPA LTD is based in the PRC, it is registered with PCAOB and subject to PCAOB inspection. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the GGF CPA LTD because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of our securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. None of TPS Thayer LLC, KCCW Accountancy Corp. or GGF CPA LTD is subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to future offerings, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our Class A ordinary shares” on page 38 of this annual report.

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

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. In addition, on November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Measures for Network Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. On September 24, 2024, the State Council promulgated the Regulation on the Administration of Network Data Security, which will come into effect on January 1, 2025.

We believe that we will not be subject to the effective Cybersecurity Review Measures, because we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. We are also not subject to network data security review by the CAC if the Draft Measures for Network Data Security are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Draft Measures for Network Data Security.

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

As of the date of this annual report, although we are required under the Overseas Listing Trial Measures to complete the filing procedure in connection with our offering within three business days after such offering is completed, no relevant PRC laws or regulations in effect requires that we or our subsidiaries obtain permission from any PRC authorities to issue securities to foreign investors, and we and our subsidiaries have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Class A ordinary shares. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental.

See “The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.” on page 30 of this annual report.

For more details, see “Risk Factors - Risks Related to Doing Business in China - The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Except for the filing procedure with the CSRC required under the Overseas Listing Trial Measures in connection with our offering within three business days after such offering is completed, no relevant PRC laws or regulations in effect requires that we or our subsidiaries obtain permission from any PRC authorities to issue securities to foreign investors. However, if our holding company or subsidiaries were required to obtain approval or filing in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 23 of this annual report.

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

For the fiscal year ended December 31, 2024, our top three customers accounted for 64%, 21% and 12% of the Company’s revenues, respectively. For the fiscal year ended December 31, 2023, our top three customers accounted for 53%, 19% and 13% of the Company’s revenues, respectively. If we were to lose any key alliances over a relatively short period of time or if one of our largest customers fails to pay or delays in paying a significant amount of our outstanding receivables, we could experience an adverse impact on our business, financial condition, results of operations, cash flows and prospects. Additionally, changes in ownership of our customers may result in the loss of, or reduction in, business from those customers, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We are dependent on a limited number of suppliers, and delays in deliveries or increases in the cost could harm our business, results of operations and financial condition.

Our ability to meet our customers’ demand for our service depends upon obtaining adequate supplies on a timely basis. We have established relationships with a limited number of suppliers. For the fiscal year ended December 31, 2024, our top two suppliers accounted for 75% and 25% of the Company’s total cost of revenues, respectively. For the fiscal year ended December 31, 2023, our top four suppliers accounted for 29%, 26%, 24% and 10% of the Company’s total cost of revenues, respectively. Should any of our current suppliers be unable to deliver their service or otherwise fail to deliver in a timely manner and at acceptable prices and quality, we would have to identify and quality replacements from alternative sources of supply. However, the process of qualifying new suppliers for complex components is also lengthy and could have a material adverse effect on our business, financial condition and results of operations. Additionally, increase in costs may adversely impact demand for our services or the results of our business operations.

Any failure to offer high-quality product support may adversely affect our relationships with our customers and our financial results.

In deploying and using our solutions, our customers depend on our support services team to resolve complextechnical and operational issues. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for product support. We also may be unable to modify the nature, scope and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase costs and adversely affect our operating results. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could adversely affect our reputation, our ability to sell our solutions to existing and prospective customers, our business, operating results, and financial position.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing solutions, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it mores difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired.

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

The cryptocurrencies and blockchain technology hardware industry is characterized by rapidly changing technology, evolving industry standards, new service introductions and changing customer demands. Furthermore, our competitors are constantly developing innovations in online marketing, communications, social networking and other services to enhance users’ online experience. We continue to invest significant resources in our infrastructure, research and development and other areas in order to introduce more content and enhance our existing services that will attract more users to our software. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain existing clients, attract new clients or broaden our market, our business and results of operations will be adversely affected.

We intend to continue to dedicate significant resources to our user acquisition efforts, including establishing new acquisition channels, particularly as we continue to grow and introduce new services. The overall number of users may be affected by several factors, including our brand recognition and reputation, the effectiveness of our risk control, the efficiency of our platform, the macroeconomic environment and other factors. For the technology hardware business, senior sales personnel contact customers directly to promote and introduce product attributes, functions, operation, and maintenance. Furthermore, we plan to use search engine marketing, search engine optimization, inherent virus marketing features developed within our products and social network marketing to targeted users. We believe the brand value will develop rapidly as our product inherently bring more educational value to retail clients as comparing to competitors’ product. However, we do have sufficient human resource to market our services, which will result in an increase in operation cost. If we are unable to broaden our market or attract new users, or if the existing users do not continue to use our software, we might be unable to increase our revenues as we expect, and our business and results of operations may be adversely affected.

If we do not compete effectively, our results of operations could be harmed.

The market of technology hardware is in rapid growth due to rapid growth of actual and predicted demand. The market, thus, has become more competitive. Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Our competitors may be better at developing new services, offering more attractive investment returns or lower fees, responding faster to new technologies and undertaking more extensive and effective marketing campaigns. In response to competition and in order to grow or maintain the client base, we may have to offer more content and features in the software or charge lower fees, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our service could stagnate or substantially decline, we could experience reduced revenues or our services could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

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

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have purchased and registered with the National Copyright Administration of PRC certain copyrights. See “Item 4. Information on the Company - Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

There is a growing emphasis on intellectual property rights in China. Due to the different circumstances of the case, there are differences in the application of law. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

As required by Form 20-F, our management is required to assess the effectiveness of our internal control over financial reporting and include a report in our annual report on Form 20-F. In preparing our consolidated financial statements for the years ended December 31, 2024 and 2023, our management identified material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is the lack of personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. This material weakness remained as of December 31, 2024. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

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

We are a BVI holding company and conduct substantially all of our business through our subsidiaries in China, Hong Kong SAR, Canada, the British Virgin Islands and Singapore. Although neither the holding company nor any of the Company’s Chinese subsidiaries conduct any operations through contractual arrangements with a variable interest entity based in China, we may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict our PRC subsidiaries’ ability to pay dividends or make other distributions to us.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to their immediate holding companies, AGM HK, AGM Defi Tech, AGM Electronic and AGM Integrated. As of the date hereof, AGM Beijing, Beijing Keen Sense, Beijing Bixin and AGM Tianjing currently do not have plans to declare and pay dividends to AGM HK, AGM Defi Tech, AGM Electronic and AGM Integrated and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. AGM HK, AGM Defi Tech, AGM Electronic and AGM Integrated intend to apply for the tax resident certificate when AGM Beijing, Beijing Keen Sense, Beijing Bixin and AGM Tianjing plan to declare and pay dividends to them. When AGM Beijing, Beijing Keen Sense, Beijing Bixin and AGM Tianjing plan to declare and pay dividends to AGM HK, AGM Defi Tech, AGM Electronic and AGM Integrated and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Except for the filing procedure with the CSRC required under the Overseas Listing Trial Measures in connection with our offering within three business days after such offering is completed, no relevant PRC laws or regulations in effect requires that we or our subsidiaries obtain permission from any PRC authorities to issue securities to foreign investors. However, if our holding company or subsidiaries were required to obtain approval or filing in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The Chinese government has increasingly higher requirements for the compliance of the market economy, and as a result, it can influence the manner in which we must conduct our business activities and effect material changes in our operations or the value of the Class A ordinary shares we are registering in this resale. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date hereof, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

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

On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and has replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Furthermore, the CAC released the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. On September 24, 2024, the State Council promulgated the Regulation on the Administration of Network Data Security, which will come into effect on January 1, 2025. The regulation stipulates that processors of important data shall conduct an annual risk assessment of their network data processing activities and submit a risk assessment report to the relevant competent authorities at or above the provincial level. We, as an overseas listed company, may be required to carry out an annual data security review and comply with the relevant reporting obligations.

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

Due to different circumstances, there are differences regarding the interpretation and enforcement of PRC laws, rules, and regulations in different cases.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules, and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. Due to the rapid development of China’s economy, the PRC legal system continues to rapidly evolve. The huge size and complexity of China’s economy can lead to differences in the interpretation and application of laws. Since China and the United States are very different in terms of political and legal systems, if investors view China issues solely from the perspective of the United States, it may bring pressure and impact on our business. See “Risk Factors — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Except for the filing procedure with the CSRC required under the Overseas Listing Trial Measures in connection with our offering within three business days after such offering is completed, no relevant PRC laws or regulations in effect requires that we or our subsidiaries obtain permission from any PRC authorities to issue securities to foreign investors. However, if our holding company or subsidiaries were required to obtain approval or filing in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.” on page 23 of this annual report.

Due to the high caseload, administrative and court proceedings in China may require waiting lines, resulting in substantial costs and diversion of resources and management attention. Because of the different circumstances of the cases, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions remain unclear on how the law will be interpreted, amended, and implemented by the relevant PRC governmental authorities, but the Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

On July 7, 2022, the CAC issued the Measures on Security Assessment of the Cross-border Transfer of Data, effective from September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal data generated from or collected in the PRC should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. We have applied for a security assessment by the CAC regarding the cross-border transfer of certain data in our business operations in accordance with the Measures on Security Assessment of the Cross-border Transfer of Data. However, since these measures are relatively new, the interpretation and implementation of these measures in practice are subject to changes, including the assessment result by the CAC.

We believe we are not among “data processor” as mentioned above. In addition, neither the Company nor its subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure. However, Measures for Cybersecurity Review (2021 version) was adopted and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities.

There remains uncertainties as to when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If we inadvertently conclude that the Measures for Cybersecurity Review (2021 version) do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that the Measures for Cybersecurity Review (2021 version) become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Measures for Cybersecurity Review (2021 version), which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Measures for Cybersecurity Review (2021 version), our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

Furthermore, the PRC government authorities may strengthen compliance requirements over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of such securities.

The impact of case differences on law enforcement and the increasing compliance requirements of the Chinese government could result in a material change in our operations, financial performance and/or the value of our Class A ordinary shares or impair our ability to raise money.

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

For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress effective 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion and at least two of these operators each had a turnover of more than RMB800 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion, and at least two of these operators each had a turnover of more than RMB800 million within China) must be cleared by the anti-monopoly enforcement authority before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

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

We are a BVI business company incorporated under the laws of the British Virgin Islands, and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to bring an action against these individuals within the United States. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts, including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States.

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

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England and the wider Commonwealth, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some states in the United States. In particular, the BVI has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, BVI companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Our shareholders are entitled, by giving written notice to the Company, to inspect the Company’s memorandum and articles of association, register of shareholders, register of directors and minutes of meetings and resolutions of shareholders. However, pursuant to BVI law, our directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a shareholder to inspect the register of shareholders, register of directors, minutes of meetings, resolution of shareholders, or any part of such document, refuse to permit the shareholder to inspect that document or limit the inspection of that document, including limiting the making of copies or the taking of extracts from the records. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the BVI differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on BVI practice with respect to any corporate governance matter. However, if we choose to follow BVI practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. In addition, on November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Measures for Network Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. On September 24, 2024, the State Council promulgated the Regulation on the Administration of Network Data Security, which will come into effect on January 1, 2025.

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

As of the date of this annual report, we and our PRC subsidiaries have obtain the requisite licenses and permits from the PRC government authorities that are material for the business operations of our PRC subsidiaries. In addition, as of the date of this annual report, although we are required under the Overseas Listing Trial Measures to complete the filing procedure in connection with our offering within three business days after such offering is completed, no relevant PRC laws or regulations in effect requires that we or our subsidiaries obtain permission from any PRC authorities to issue securities to foreign investors, and we and our subsidiaries have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A ordinary shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Class A ordinary shares. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental.

The PRC laws and regulations governing the Company’s business operations are constantly evolving. Any changes in such PRC laws and regulations as well as in the PRC economic, political, and social conditions may have a material and adverse effect on the PRC economy, and in turn the Company’s business.

The PRC laws and regulations governing the Company’s business are constantly evolving regarding the interpretation and application of the PRC laws and regulations, including but not limited to the laws and regulations governing the Company’s business, or the enforcement and performance of the Company’s arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy, and criminal proceedings. The Company and any future subsidiaries are considered foreign persons or foreign funded enterprises under the PRC laws, and as a result, the Company is required to comply with the PRC laws and regulations.

The difference in the legal system between PRC and the United States has an adverse impact on companies’ international operations.

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

The political and economic policies of the Chinese government, while favorable to China’s economic growth, could have a material adverse effect on China’s overall economic growth in the event of political friction and economic sanctions between the U.S. government and China, which could reduce the demand for our services and materially and adversely affect our competitive position.

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

A severe or prolonged downturn in the global economy could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in worldwide, including the general interest rate environment and unemployment rates, may affect our customer’s purchase of technology hardware. Economic conditions in China are sensitive to global economic conditions. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. If present Chinese and global economic uncertainties persist, many of our customers may reduce the service they require from us. Adverse economic conditions could also reduce the number of customers seeking our service, as well as their ability to make payments. Should any of these situations occur, our net revenues will decline, and our business and financial conditions will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Since our operations and assets are located in Hong Kong, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Our operations and assets are located in Hong Kong. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, we may receive requests from certain U.S. agencies to investigate or inspect our operations, or to otherwise provide information. While we will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide services to us or with whom we associate, especially as those entities are located in China. Furthermore, an on-site inspection of our facilities by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by us and our affiliates, are subject to the unpredictable nature of Chinese enforcers, and may therefore be impossible to facilitate.

Dividends payable to our foreign investors and gains on the sale of our Class A ordinary shares by our foreign investors may become subject to PRC tax law.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of our Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares, and any gain realized from the transfer of our Class A ordinary shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. See “Item 4. Information on the Company - Regulation - Regulations on Tax.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of our Class A ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of our Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our Class A ordinary shares by such investors are subject to PRC tax, the value of your investment in our Class A ordinary shares may decline significantly.

Strict procedure on currency exchange may limit PRC investors’ ability to make investment.

To ensure foreign exchange market and exchange rate stability, the PBOC and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for Chinese citizens to transfer foreign currency overseas and for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, on January 26, 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put in place by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC investors to make capital contribution or make other kinds of payments to us could materially and adversely limit our ability to grow.

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

Each of TPS Thayer LLC, the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2021 included elsewhere in this annual report, KCCW Accountancy Corp., the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2022 included elsewhere in this annual report, and GGF CPA LTD, the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2023 and the audit report for the fiscal year ended December 31, 2024 included elsewhere in this annual report, as an auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such auditor’s compliance with the applicable professional standards. TPS Thayer LLC is headquartered in Sugar Land, Texas, and is subject to inspection by the PCAOB on a regular basis. KCCW Accountancy Corp. is headquartered in Los Angeles, California, and is subject to inspection by the PCAOB on a regular basis. GGF CPA LTD is headquartered in Guangzhou, China. While GGF CPA LTD is based in the PRC, it is registered with PCAOB and subject to PCAOB inspection. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the GGF CPA LTD because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of our securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. None of TPS Thayer LLC, KCCW Accountancy Corp. or GGF CPA LTD is subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

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

Differences in the interpretation and enforcement of Chinese laws and regulations and those in the United States may impact the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Differences in the interpretation and enforcement of Chinese laws and regulations and those in the United States may impact the legal protections available to us. Due to the rapid development of China’s economy, the PRC legal system continues to rapidly evolve, the huge size and complexity of China’s economy can lead to differences in the interpretation and application of laws.

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

Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CSRC, and avoiding conducting any activities that may be deemed as illegal fund-raising, forming capital pool or providing guarantee to investors under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the direct lending service industry in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations relating to illegal fund-raising, forming capital pools or the provision of credit enhancement services. Moreover, we cannot rule out the possibility that the PRC government will institute a license requirement covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

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

Risks Related to Our Capital Structure and Class A Ordinary Shares

The dual-class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control

Under our memorandum and articles of association, we are authorized to issue 200,000,000 Class A ordinary shares of $0.001 par value per share and 200,000,000 Class B ordinary shares of $0.001 par value per share. As of May 13, 2025, there are 98,713,955 Class A ordinary shares and 2,100,000 Class B ordinary shares issued and outstanding. Each of our Class B ordinary shares has five (5) votes per share, and each of our Class A ordinary shares has one (1) vote per share. Because of the five-to-one voting ratio between our Class B ordinary shares and Class A ordinary shares, the holders of our Class B ordinary shares collectively control a majority of the combined voting power of our ordinary shares and therefore are able to control all matters submitted to our shareholders for approval even when the shares of Class B ordinary shares represent a minority of all outstanding shares of our Class A ordinary shares and Class B ordinary shares. These holders of our Class B ordinary shares may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The directors and executive officers beneficially own a majority of the outstanding Class A ordinary shares and all of the outstanding Class B ordinary shares as of the date hereof. As of the date hereof, our directors and executive officers directly and indirectly hold an aggregate of approximately 3.98% of the combined voting power of Class A and Class B ordinary shares. Our directors and executive officers have voting and dispositive power of 28.56% of the outstanding Class B ordinary shares. Mr. Wenjie Tang, our former CEO, holds approximately 12.13% of the combined voting power of Class A and Class B ordinary shares. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sales of our company and might ultimately affect the market price of our Class A Ordinary Shares.

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

Under the laws of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the company’s memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the company’s memorandum and articles of association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

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

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

In addition to the risks addressed above in “The trading price of our Class A Ordinary Shares has been, and is likely to continue to be, volatile; you might not be able to sell your shares at or above the price that you paid for them and we may not be able to stop the decline of our stock price,” our Class A ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Class A ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats after this offering. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition, or prospects.

Holders of our Class A ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A ordinary shares. As a result of this volatility, investors may experience losses on their investment in our securities. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Class A ordinary shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A ordinary shares and understand the value thereof.

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

As of May 13, 2025, we had 98,713,955 Class A ordinary shares outstanding. Up to an additional 1,652,175 Class A ordinary shares (approximately 1.67% of our issued and outstanding shares) may be issued pursuant to the exercise of the warrants issued on December 14, 2021. Such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. Additionally, we cannot assure you that the holders of such warrants will be able to sell the Class A ordinary shares at a price per shares that is equal to or greater than the exercise price paid by such holders.

The exercise of the Warrants issued on March 4, 2025 may further dilute the ordinary shares and adversely impact the price of our Class A ordinary shares.

As of May 13, 2025, we had 98,713,955 Class A ordinary shares outstanding. Up to 16,717,800 additional Class A ordinary shares may be issued pursuant to the exercise of the warrants issued on March 4, 2025. When some of the conditions are met, this portion of certified shares can be adjusted up to 65,559,999 shares, 58,069,113 shares have been exercised and recognized as of the date of this annual report, and 7,490,886 shares (approximately 7.59% of our issued and outstanding shares) have not been exercised, Such issuance will result in a reduction in the ownership percentage and voting rights of all other shareholders. Additionally, we cannot assure you that the holders of such warrants will be able to sell the Class A ordinary shares at a price per shares that is equal to or greater than the exercise price paid by such holders.

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

Item 4 Information on the Company

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

On June 17, 2021, Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”) was incorporated in the People’s Republic of China under the laws of the People’s Republic of China. Nanjing Lucun is a wholly-owned subsidiary of AGM HK and a wholly foreign-owned entity under the PRC laws. Nanjing Lucun was incorporated for the purpose of producing high-performance hardware and computing equipment. On November 24, 2022, Nanjing Lucun established a branch in Beijing. On May 6, 2025, AGM HK entered into an Equity Transfer Agreement by and among AGM HK, Nanjing Lucun and Hong Kong Giant Electronics Co., Limited (“Giant Electronics”) for the sale of shares of Nanjing Lucun held by AGM HK to Giant Electronics (the “Equity Transfer Agreement”).

On July 30, 2021, AGM Defi Lab Pte Limited (“AGM Defi Lab”) was incorporated under the laws of Singapore. AGM Defi Lab is a wholly-owned subsidiary of AGM Holdings and its principal activity is to provide software development and consulting services in Asian areas.

On August 8, 2021, AGM Defi Tech Limited (“AGM Defi Tech”) was incorporated under the laws of Hong Kong. AGM Defi Tech is a wholly-owned subsidiary of AGM Holdings and its principal activity is to provide software development and consulting services in Asian areas.

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

On October 1, 2024, AGM Energy Corp. (“AGM Energy”) was incorporated under the laws of Alberta, Canada. AGM Canada owns 49% of AGM Energy. This entity does not have any operations as of the date of this annual report.

On October 10, 2024, Beijing Branch of Nanjing Luxun Semiconductor Co., Ltd. was deregistered.

On December 4, 2024, AGM Integrated Tech Limited (“AGM Integrated”) was incorporated under the laws of Hong Kong. AGM Holdings owns 100% of AGM Integrated. This entity does not have any operations as of the date of this annual report.

Transfers of Cash to and from Our Subsidiaries

AGM Group Holdings Inc. is a holding company with no operations of its own. We conduct our operations in China, Hong Kong SAR, and Canada primarily through our subsidiaries established in China, Hong Kong SAR, Canada, the British Virgin Islands and Singapore. We may rely on dividends to be paid by our subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our equity structure is a direct holding structure. Within our direct holding structure, the cross-border transfer of funds within our corporate entities is legal and compliant with the laws and regulations of the PRC. After the foreign investors’ funds enter AGM, the funds can be directly transferred to the PRC operating companies through its subsidiaries. Specifically, AGM Group Holdings Inc. is permitted under the BVI laws to provide funding to our subsidiaries in Singapore, Hong Kong SAR, the British Virgin Islands and Canada through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Our subsidiaries in Hong Kong SAR are permitted under Hong Kong laws to provide funding to our subsidiaries in the PRC.

Under the BVI Act and our memorandum and articles of association, our Board of Directors may authorize and declare a distribution to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the distribution the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. Cash dividends, if any, on our Class A ordinary shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. Withholding tax regarding dividends is exempted in Hong Kong.

AGM HK, AGM Defi Tech, AGM Electronic and AGM Integrated are permitted under the laws of Hong Kong to provide funding to AGM Holdings through dividend distribution out of profits available for distributions. AGM Software is permitted under the BVI laws to provide funding to AGM Holdings through distribution as long as that immediately following the distribution the value of AGM Software’s assets will exceed its liabilities and it will be able to pay its debts as they become due. Under the Business Corporations Act of British Columbia, AGM Canada is permitted to pay dividends to AGM Holdings, whether out of profits, capital, or otherwise, unless its charter or an enactment provides otherwise. Under the Business Corporations Act of Alberta, Canada, AGM Energy is permitted to declare or pay a dividends if there are no reasonable grounds for believing that (a) the corporation is unable to pay its liabilities as they become due, or (b) the realizable value of the corporation’s assets would be less than its liabilities. Per section 403 of the Companies Act, AGM Defi Lab, our subsidiary established in Singapore, can declare dividends to AGM Holdings if there are profits available at the time of the declarations.

Current PRC regulations permit our PRC subsidiaries to pay dividends to AGM HK, AGM Defi Tech, AGM Electronic and AGM Integrated only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

Certain payments from our PRC subsidiaries to the Hong Kong subsidiaries are subject to PRC taxes, including business taxes and VAT. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from AGM Holdings to AGM HK, AGM Defi Tech, AGM Electronic and AGM Integrated, or from AGM HK, AGM Defi Tech, AGM Electronic and AGM Integrated to AGM Holdings. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

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

During the fiscal years ended December 31, 2024, 2023 and 2022, no cash or asset transfers have occurred among the Company and its subsidiaries and we have not declared any dividends to our shareholders. We do not expect to pay any cash dividends in the foreseeable future. We do not have any cash management policies that dictate the amount of such funds and how such funds are transferred.

Corporate Information

Our principal executive office is at c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road, Wanchai, Hong Kong. The telephone number of our principal executive offices is +852-975-02047. Our registered office and our registered agent’s office in the British Virgin Islands are both at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Our registered agent in the United States is Vcorp Agent Services, Inc. We maintain a website at www.agmprime.com. We do not incorporate the information on our website into this annual report and you should not consider any information on, or that can be accessed through, our website as part of this annual report.

4.B. Business Overview

We are a technology company. Our products and services include technology hardware research and development, manufacture, and assembling and sales of technology hardware. Our mission is to become one of the key participants and contributors in the global technology hardware supply chain and fintech blockchain ecosystem.

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

Recent Development

Registered Direct Offering and Concurrent Private Placement

On March 2, 2025, AGM Group Holdings Inc., a British Virgin Islands exempted company (the “Company”), entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC, to act as the exclusive placement agent (the “Placement Agent”) on a best efforts basis in connection with an offering for the issuance and sale (the “Offering”) of 16,390,000 Class A ordinary shares (the “Shares”), par value $0.001 per share (the “Class A Ordinary Shares”) and 16,390,000 warrants each to purchase one Class A Ordinary Share (the “Warrants”), at a combined offering price of $0.33 per Class A Ordinary Shares and Warrant. The Company also entered into a securities purchase agreement (the “Securities Purchase Agreement”) with one of the investors in connection with Offering.

The Offering closed on March 4, 2025. The Company received approximately $5.4 million in gross proceeds from the Offering, before deducting placement agent fees, accountable expenses and other estimated offering expenses. The Company intends to use the net proceeds from the Offering to fund a purchase agreement dated December 1, 2024, by and between AGM Technology Limited, a subsidiary of the Company, and a third-party vendor to acquire 2,000 bitcoin mining machines for a total purchase price of US$9.62 million.

The initial exercise price of the Warrants is $0.33 per Class A Ordinary Share. The Warrants will be immediately exercisable and may be exercised for a period of up to five years after issuance. On the 19th calendar day immediately following the initial exercise date of the Warrants (the “Reset Date”), if the then effective exercise price is higher than 100% of the lowest VWAP during the period beginning 11 calendar days following the initial exercise date of the Warrants and ending on the Reset Date, subject to a floor price of $0.099, which is equal to 30% of Nasdaq Minimum Price, as defined under Nasdaq Listing Rule 5635(d) (as adjusted for share splits, share dividends, recapitalizations, reorganizations, reclassification, combinations, reverse share splits or other similar events occurring after the initial exercise date) (the “Reset Price”), the exercise price shall be reduced to the Reset Price. If the exercise price is adjusted to the Reset Price, then the number of Warrants shares issuable under the Warrants will be proportionately increased so that after such adjustment the aggregate exercise price payable for the Warrants will be equal to the aggregate exercise price of the Warrants immediately prior to the reset date. The exercise price of the Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our Class A Ordinary Shares and also upon any distributions of assets, including cash, shares or other property to our shareholders.

If, at any time after the holder’s purchase of Warrants, such holder exercises its Warrants and a registration statement registering the issuance of the Class A Ordinary Shares underlying the Warrants under the Securities Act is not then effective or available (or a prospectus is not available for the resale of Class A Ordinary Shares underlying the Warrants ), then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder shall instead receive upon such exercise (either in whole or in part) only the net number of Class A Ordinary Shares determined according to a formula set forth in the Warrants.

In addition, a holder of Warrants may also provide notice and elect an “alternative cashless exercise” pursuant to which they would receive an aggregate number of shares equal to the product of (x) the aggregate number of Class A Ordinary Shares that would be issuable upon a cash exercise of the Warrant and (y) 1.2. No fractional Class A Ordinary Shares will be issued in connection with the exercise of a Warrants. If, upon exercise, a holder is entitled to receive a fractional interest in a Class A Ordinary Share, the Company will round down to the nearest whole number of the number of Class A Ordinary Shares to be issued to the holder.

In connection with the Offering, the Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares and the Warrants. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven-point five percent (7.5%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the Offering in an amount not to exceed $100,000. The Company has also issued to the Placement Agent warrants to purchase up to 327,800 Class A Ordinary Shares (equal to 2% of the total amount of the securities sold in this offering, the “Placement Agent’s Warrants”). The Placement Agent’s Warrants will be exercisable at any time, and from time to time, in whole or in part, commencing from six (6) months after the effective date of the registration statement of which this prospectus forms a part and will expire on the fifth (5th) anniversary of the commencement of sales of this offering. The Placement Agent’s Warrants will be exercisable at price equal to 125% of the offering price sold in this offering.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions for closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

In addition, the Company agreed that for a period of ninety (90) days from the closing of this offering that neither the Company nor any of its subsidiaries shall (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class A ordinary shares (and all holders of securities exercisable for or convertible into Class A ordinary shares) or (ii) file any registration statement or amendment or supplement thereto, or (iii) effect or enter into an agreement to effect any issuance by the Company or any of its subsidiaries of ordinary shares or ordinary share equivalents (or a combination of units thereof) involving a Variable Rate Transaction (as defined in the placement agency agreement), in each case without the placement agent’s or the investors’ prior written consent, subject to certain exemptions.

The Shares, the Warrants, the Placement Agent’s Warrants, and the Class A Ordinary Shares underlying the Warrants and the Placement Agent’s Warrants were offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-282420), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 30, 2024, as amended, and declared effective by the SEC on February 28, 2025, and a final prospectus filed on March 4, 2025.

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

Sale of Nanjing Lucun

On May 6, 2025, the Hong Kong subsidiary of the Company, AGM HK, entered into an Equity Transfer Agreement by and among AGM HK, Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”) and Hong Kong Giant Electronics Co., Limited (“Giant Electronics”) for the sale of shares of Nanjing Lucun held by AGM HK to Giant Electronics (the “Equity Transfer Agreement”).

Nanjing Lucun is a wholly-owned subsidiary of AGM HK incorporated in the PRC and principally producing high-performance hardware and computing equipment. Pursuant to the Equity Transfer Agreement, AGM HK sells 100% of the Nanjing Lucun shares it holds to Giant Electronics for a total transfer consideration of US$57,450,000. The closing of the sale contemplated under the Equity Transfer Agreement is subject to certain closing conditions.

Change of Composition

On March 11, 2025, Jiaqi Zhu, a member of the Company’s Board of Directors, chair of the Nominating Committee and member of Audit Committee, Compensation Committee of the Board of Directors, has resigned from the Board of Directors. Yue Wang was appointed as an independent director effective as of March 19, 2025. Ms. Wang was also appointed as the chair of the Nominating Committee and a member on Audit Committee and Compensation Committee.

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

Customers and Suppliers

Customers

For the fiscal year ended December 31, 2024, our top three customers accounted for 64%, 21% and 12% of the Company’s total revenue, respectively. For the fiscal year ended December 31, 2023, our top three customers accounted for 53%, 19% and 13% of the Company’s total revenue, respectively. For the fiscal years ended December 31, 2022, four customers accounted for 24%, 23%, 15% and 14% of the Company’s revenues, respectively.

Suppliers

For the fiscal year ended December 31, 2024, our top two suppliers accounted for 75% and 25% of the Company’s total cost of revenues, respectively. For the fiscal year ended December 31, 2023, four suppliers accounted for 29%, 26%, 24% and 10% of the Company’s total cost of revenues, respectively. For the fiscal years ended December 31, 2022, two suppliers accounted for 56% and 19% of the Company’s total cost of revenues, respectively.

Legal Proceedings

As of the date of this annual report, we are aware of three legal proceedings in China, all of which are contract disputes between certain individuals and AGM Beijing. Among these cases, (i) in a claim initially filed in April 2024, the court has ruled against the AGM Beijing for an amount of RMB906,906.89 (US$126,163) as the final order on March 26, 2025; (ii) in a claim filed in February 2024, the trial court has ruled against AGM Beijing for an amount of RMB733,987.98 (US$102,107), upon which the Company has filed an appeal; and (iii) for a claim filed in April 2024, the first trial is still ongoing. From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise. See “Risk Factors - Risks Related to Doing Business in China - The PRC laws and regulations governing the Company’s business operations are constantly evolving. Any changes in such PRC laws and regulations as well as in the PRC economic, political, and social conditions may have a material and adverse effect on the PRC economy, and in turn the Company’s business.” on page 33 of this annual report.

On May 20, 2024, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, because the Company had not yet filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”), the Company did not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing.

Pursuant to the Nasdaq Listing Rules, the Company had 60 calendar days from the date of the Notice to submit a plan of compliance to Nasdaq. On June 18, 2024, the Company filed the 2023 Annual Report.

On June 20, 2024, the Company received a letter from Nasdaq notifying the Company that, based on the June 18, 2024 filing of the Form 20-F, Nasdaq has determined that the Company complies with the Nasdaq Listing Rule. Accordingly, the matter has been closed.

On July 15, 2024, the Company received a written notice from the Listing Qualifications Department of Nasdaq notifying the Company that, based on the closing bid price of the Company’s ordinary shares (the “Ordinary Shares”), for the last 30 consecutive trading days, the Company no longer complies with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days.

Pursuant to the Nasdaq Listing Rules, the Company has been provided an initial compliance period of 180 calendar days to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Ordinary Shares must be at least $1.00 per share for a minimum of 10 consecutive trading days prior to January 13, 2025, and the Company must otherwise satisfy The Nasdaq Capital Market’s requirements for listing. If the Company does not regain compliance by January 13, 2025, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company would be required, among other things, to meet the continued listing requirement for market value of publicly held shares, which the Company does not currently meet, as well as all other standards for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and would need to provide written notice of its intention to cure the bid price deficiency during the second compliance period.

On September 3, 2024, the Staff notified the Company that it has regained compliance with the Rule and the matter was closed since Nasdaq had determined that for 10 consecutive business days, from August 16, 2024, through August 30, 2024, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater.

On March 13, 2025, the Company received a letter from the Listing Qualifications Department of Nasdaq notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s Class A ordinary shares was below the minimum of $1.00 per share for a period of 30 consecutive business days.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until September 9, 2025, to regain compliance with Nasdaq’s minimum bid price requirement. If at any time before September 9, 2025, the closing bid price per share of the Company’s Class A ordinary shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance with the minimum bid price requirement by September 9, 2025, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-calendar-day grace period if it meets the continued listing requirements for market value of publicly held shares and all other initial listing standards, with the exception of bid price requirement, of the Nasdaq Capital Market, and provides written notice to Nasdaq of its intention to cure the deficiency.

On April 1, 2025, the Company received a letter (the “Determination Letter”) from the staff of the Listing Qualifications Department (the “Staff”) of Nasdaq stating that, on March 13, 2025, the Staff notified the Company that the bid price of its Class A ordinary shares had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, did not comply with Nasdaq Listing Rule 5550(a)(2). Therefore, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until September 9, 2025, to regain compliance with the Rule. The Determination Letter goes on to state that as of March 31, 2025, the Company’s Class A ordinary shares had a closing bid price of $0.10 or less for ten consecutive trading days and that accordingly, pursuant to Listing Rule 5810(c)(3)(A)(iii), the Staff has determined to delist the Company’s securities from Nasdaq.

Unless the Company requests an appeal of this determination by April 8, 2025, trading of the Company’s Class A ordinary shares will be suspended at the opening of business on April 10, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on Nasdaq. The Company has appealed the Staff’ determination to a Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request would stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

Regulations

Regulation of Internet Information Services

Internet information services are regulated by the Administrative Measures on Internet Information Services, or the ICP Measures, promulgated on September 25, 2000 by the State Council and amended on December 6, 2024. “Internet information services” are defined as services that provide information to online users through the internet. Internet information services providers, also called Internet content providers, or ICPs, that provide commercial services are required to obtain an operating license from the MIIT or its provincial counterpart.

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

Regulations on Intellectual Property Rights

Patent. Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years, 15 years or 20 years from the date of application, depending on the type of patent right.

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

Regulations on Dividend Distributions

One of our PRC subsidiaries, AGM Tianjin, is a wholly foreign-owned enterprise under the PRC law. The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

●	Corporate Law (1993) as amended in 2023;

●	The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2016;

●	Regulation for the Implementation of the Foreign Investment Law (2019), as amended in 2001; and

●	The Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

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

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008, and was amended on December 29, 2018. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises.

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

We believe that we meet the conditions outlined in the immediately preceding paragraph and should be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status. See “Risk Factors - Risks Related to Doing Business in China - Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”

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

On November 19, 2017, the revised Interim Regulations of the People's Republic of China on Value-Added Tax were promulgated and implemented. Unless otherwise stipulated by the law, the tax rate for taxpayers selling services and intangible assets is 6%. Except for small-scale taxpayers, taxpayers selling goods, labor services, services, intangible assets, or immovable properties shall calculate the value-added tax payable as the balance of the output tax amount for the current period minus the input tax amount for the same period.

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

Employment Laws

In accordance with the PRC National Labor Law, which became effective in January 1995, as amended in 2018, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently in 2012, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for employees. We have contributed to the basic and minimum social insurance plan. Due to a high employee turnover rate in our industry, it is difficult for us to comply fully with the law. While we believe that we have made adequate provision of such outstanding amounts of contributions to such plans in our financial statements, any failure to make sufficient payments to such plans would be in violation of applicable PRC laws and regulations and, if we are found to be in violation of such laws and regulations, we could be required to make up the contributions for such plans as well as to pay late fees and fines.

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Jurisdiction of Incorporation/Formation	Date of Incorporation/Formation
AGM Technology Limited (“AGM HK”)	Hong Kong SAR	May 21, 2015
AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”)	People’s Republic of China	October 13, 2015
Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”)	People’s Republic of China	November 13, 2015
AGM Software Service LTD (“AGM Software”)	British Virgin Islands	June 14, 2017
AGM Integrated Tech Limited (“AGM Integrated”)	Hong Kong SAR	December 4, 2024
AGM Defi Lab Pte Limited (“AGM Defi Lab”)	Singapore	July 30, 2021
AGM Defi Tech Limited (“AGM Defi Tech”)	Hong Kong SAR	August 8, 2021
Beijing Keen Sense Technology Service Co., Ltd. (“Beijing Keen Sense”)	People’s Republic of China	October 21, 2021
AGM Electronic Technology Limited (“AGM Electronic”)	Hong Kong SAR	January 26, 2024
AGM Canada Holdings Limited (“AGM Canada”)	British Columbia, Canada	April 17, 2024
Beijing Bixin Electronic Technology Co., Ltd (“Beijing Bixin”)	People’s Republic of China	April 26, 2024
AGM Energy Corp. (“AGM Energy”)	Alberta, Canada	October 1, 2024

Below is a chart illustrating our corporate structure:

4.D. Property, Plant and Equipment

Intellectual Property

We regard our intellectual property rights as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2024, we owned three domain names. We also had three registered trademarks in China as of December 31, 2024. In addition, we had four registered software copyrights in China as of December 31, 2024. Our PRC counsel has conducted a search and provided confirmation regarding the above-mentioned intellectual property.

Property and Equipment

As of December 31, 2024 and 2023, property and equipment, net consisted of the following:

	December 31, 2024	December 31, 2023
Electronic equipment	$150,309	$152,552
Office equipment	12,764	12,954
Leasehold improvement	-	-
Total property and equipment	163,073	165,506
Less: accumulated depreciation	(154,541)	(156,444)
Total property and equipment, net	$8,532	$9,062

Depreciation and amortization expenses for the years ended December 31, 2024, 2023 and 2022 were $400, $668 and $1,327, respectively. For the years ended December 31, 2024, 2023 and 2022, the Company recognized loss of nil, nil and nil on disposed of property and equipment in the consolidated statements of operations, respectively. There was no impairment recorded for these property and equipment for the years ended December 31, 2024, 2023 and 2022.

Lease commitments

We lease offices and residential properties for employee’s dormitories rent expenses for the years ended December 31, 2024, 2023 and 2022 were $9,829, $37,039 and $59,767, respectively. The Company has future minimum lease obligations as of December 31, 2024 as follows:

Commitment Amount
Year of 2025	-
Year of 2026	-
Year of 2027	-
Thereafter	-
Less: lease commitments on terminations	-
Total	$-

Item 4A. Unresolved Staff Comments

None.

Item 5 Operating and Financial Review and Prospects

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

Costs and Expenses

We primarily incur the following costs and expenses:

Costs of revenues. Cost of revenues primarily consist of cost of product revenue, which includes direct costs of cryptocurrency mining machines and standardized computing equipment.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of bad debt expense, compensation expense for our corporate staff and personnel supporting our corporate staff, marketing costs, office supplies, professional fees (including consulting, audit and legal fees), travel and business hospitality expenses.

5.A. Operating Results.

	For The Year Ended December 31,
	2024	2023	2022

Revenues	$32,044,575	$68,758,258	$203,106,017
Cost of Revenues	(25,188,174)	(65,605,382)	(160,839,953)
Gross profit	6,856,401	3,152,876	42,266,064

Operating (expenses)/income
Selling, general & administrative (expenses)/income	(909,042)	12,667,684	(29,621,733)
Total operating (expenses)/income	(909,042)	12,667,684	(29,621,733)

(Loss)/Income from operations	5,947,359	15,820,560	12,644,331

Other income/(expenses)
Other income	50,438	37,071	727
Other expenses	(259,269)	(348,569)	(451,797)
Total other expenses	(208,831)	(311,498)	(451,070)

Income before provision of income taxes	5,738,528	15,509,062	12,193,261
Provision for income taxes expenses	(2,330,891)	(4,093,157)	(3,437,982)
Net income from continuing operation	3,407,637	11,415,905	8,755,279
(Loss)/income from discontinued operation, net of income tax	(288,542)	(18,855,185)	2,720,360
Net income/(loss)	$3,119,095	$(7,439,280)	$11,475,639

Revenues

Our total revenue decreased by $36.8 million or 53.4% from 68.8 million for the year ended December 31, 2023 to $32.0 million for the year ended December 31, 2024. All of our total revenues for the years ended December 31, 2024 and 2023 generated from third parties and no revenues incurred from related party. The decrease of revenue was mainly contributed by a decrease in sales contracts, did not sell two of our main products and postponing the date of delivery resulting in revenues not being recognized.

Our total revenues decreased by $134.3 million or 66.1% from $203.1 million for the year ended December 31, 2022 to $68.8 million for the year ended December 31, 2023. All of our total revenues for the years ended December 31, 2023 and 2022 generated from third parties and no revenues incurred from related party. The decrease of total revenues was primarily due to a decrease of sales volume of cryptocurrency mining machine and standardized computing equipment which resulted from overall softening in market demand, as well as the lower selling price which resulted from the declining bitcoin price.

Cost of Revenues

Cost of revenue decreased by $40.4 million or 61.6% from $65.6 million for the year ended December 31, 2023 to $25.2 million for the year ended December 31, 2024. The decrease in cost of revenues was in line with the decrease in revenue. It was mainly contributed by not selling two of our main products.

Cost of revenues decreased by $95.2 million or 59.2%, from $160.8 million for the year ended December 31, 2022 to $65.6 million for the year ended December 31, 2023. The decrease was primarily due to the decrease in procurement costs of cryptocurrency mining machines and standardized computing equipment for the year ended December 31, 2023, which was in line with the decrease of revenue.

Gross Profits

Gross margin for the year ended December 31, 2024 was 21.4% compared to 4.6% for the year ended December 31, 2023. As the increasing bitcoin price resulted in a higher selling price of cryptocurrency mining machine while the procurement cost was stable, the gross margin increased significantly in the year ended December 31, 2024 compared to that in the year ended December 31, 2023.

Gross margin for the year ended December 31, 2023 was 4.6%, as compared to 20.8% for the year ended December 31, 2022. As the declining bitcoin price leaded to the lower selling price of cryptocurrency mining machine while the procurement cost was relatively stable, the gross margin decreased sharply in the year ended December 31, 2023 compared with the year ended December 31, 2022.

Selling, General and Administrative expenses

Selling, general and administrative expenses mainly included allowance for credit losses reversal, sales and administrative employee-related expenses, professional fees and office supplies. Selling, general and administrative expenses were $0.9 million for the year ended December 31, 2024. It increased by $13.6 million compared to the year ended December 31, 2023. The significant increase was primarily due to a reversal of allowance for credit losses of $15.5 million recorded in the year ended December 31, 2023.

Selling, general and administrative expenses consist primarily of reversal of allowance for credit losses, sales and administrative employee-related expenses, professional fees, travel costs and other corporate expenses. Selling, general and administrative expenses were -$12.7 million for the year ended December 31, 2023, a decrease of $42.3 million, compared with the year ended December 31, 2022. The significant decrease was caused by the recognition of allowance for doubtful debt of $27.5 million in the year ended December 31, 2022 and the reversal of allowance for doubtful debt of $15.5 million in the year ended December 31, 2023 as receivables were collected in the latter year.

Income from operations

As a result of the factors described above, operating income was $5.9 million for the year ended December 31, 2024 compared to $15.8 million for the year ended December 31, 2023. It decreased by $9.9 million or 62.4%. Our operation income increased by $3.2 million or 25.1% from $12.6 million for the year ended December 31, 2022 to $15.8 million for the year ended December 31, 2023.

Other expenses, net

For the year ended December 31, 2024, other expenses, net of other income, were $0.2 million compared to $0.3 million for the year ended December 31, 2023. The decrease was mainly due to the reduction in exchange losses.

For the year ended December 31, 2023, other expense, net of other income, were $0.3 million, compared to $0.5 million for the year ended December 31, 2022. The decrease of other expenses was primarily attributed to the loss of liquidated damages in 2022.

Income from continuing operation before provision of income taxes

As a result of the foregoing, our income from continuing operation before provision of income taxes was $5.7 million, or $0.24 per share (basic and diluted), for the year ended December 31, 2024, as compared with income from continuing operation before provision of income taxes of $15.5 million, or $0.64 per share (basic and diluted), for the year ended December 31, 2023. Our income from continuing operation before provision of income taxes was $12.2 million for fiscal 2022, or $0.50 per share (basic and diluted), for the year ended December 31, 2022.

Income Tax

For the year ended December 31, 2024, we had provision for income tax of $2.3 million, a decrease of $1.8 million, or 43%, as compared to expense for income tax benefit of $4.1 million for the year ended December 31, 2023. The decrease in tax expense was mainly due to the increase in gross profit without a significant reversal of bad debt provision.

For the year ended December 31, 2023, we had provision for income tax of $4.1 million, an increase of $0.7 million, or 19%, as compared to income tax expenses of $3.4 million for the year ended December 31, 2022. The increase in tax expense was mainly due to a large reversal of bad debt provisions.

Gain (loss) from discontinued operation, net of income taxes

Our loss from discontinued operations was $0.28 million, or -$0.01 per share (basic and diluted), for the year ended December 31, 2024, as compared with a loss from discontinued operations of $18.9 million, or -$0.78 per share (basic and diluted) for the year ended December 31, 2023. Our gain from discontinued operations was $2.7million, or $0.11 per share (basic and diluted), for the year ended December 31, 2022.

The summarized operating result of discontinued operation included our consolidated statements of operation is as follows:

	For The Year Ended December 31,
	2024	2023	2022
Revenues	$23,871,417	$24,148,914	$39,289,537
Cost of Revenues	(23,443,331)	(22,672,758)	(34,967,113)
Gross profit	428,086	1,476,156	4,322,424
Operating expense	(882,885)	(26,538,318)	(772,706)
Other income/(loss), net	71,756	(70,220)	77,429
(Loss)/income before income tax	(383,043)	(25,132,382)	3,627,147
Income tax expense	94,501	6,277,197	(906,787)
(Loss)/income from discontinued operations	$(288,542)	$(18,855,185)	$2,720,360

Net (loss)/income

As a result of the factor described above, our net income was $3.1 million, or $0.13 per share (basic and diluted), for the year ended December 31, 2024, as compared with net loss of $7.4 million, or -$0.31 per share (basic and diluted), for the year ended December 31, 2023. Our net income was $11.5 million, or $0.47 per share (basic and diluted), for the year ended December 31, 2022.

Foreign currency translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of us. The functional currency of AGM Group Holdings, Inc., AGM Technology Limited, AGM Defi Tech Ltd., our subsidiaries established pursuant to the laws of Hong Kong, AGM DEFI LAB PTE. Ltd., our subsidiary established pursuant to the laws of Singapore, and AGM Software Services Ltd, our subsidiary established pursuant to the laws of the British Virgin Islands are United States dollar. The functional currency of AGM Tianjin Construction Development Co, Ltd., Beijing AnGaoMeng Technology Service Co., Ltd., and Beijing Keen Sense Technology Service Co., Ltd., our indirect subsidiaries established pursuant to the laws of China, are Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates.

The Consolidated Balance Sheets balances, with the exception of equity at December 31, 2024 and 2023, were translated at RMB7.1884 and RMB7.0827 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Loss/Income and the Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022 were RMB RMB7.1217, RMB7.0467 and RMB6.7261 to $1.00, respectively.

Net gains and losses resulting from foreign exchange translations are included in the comprehensive income/loss on the consolidated statements of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation loss of $ 686,179, $3,571,930 and $6,578,195 for the years ended December 31, 2024, 2023 and 2022, respectively. This non-cash loss had the effect on our reported comprehensive loss or income.

5.B. Liquidity and Capital Resources.

Liquidity

For the years ended December 31, 2024 and 2023

Liquidity is the ability of a company to generate funds to support our current and future operations, satisfy our obligations and otherwise operate on an ongoing basis. As of December 31, 2024 and 2023, we had working capital of $13.0 million and a working deficit of $38.3 million, including cash and cash equivalents and restricted cash of $1.2 million and $1.6 million, respectively for continuing operations. As a result, we believe that ou current cash and cash to be generated from our operations will be sufficient to meet our working capital needs for at least the next twelve months. We are not dependent upon the access to borrow loans from our related parties. We plan to expand our business to implement our growth strategies to broaden our service and strengthen our position in the marketplace.

The following table sets forth a summary of changes in our working capital from December 31, 2023 to December 31, 2024:

	December 31,	December 31,		Percentage
	2024	2023	Change	Change
Working capital:
Total current assets	$46,002,900	10,204,638	35,798,262	350.8%
Total current liabilities	33,013,668	48,537,032	(15,523,364)	(32.0)%
Working capital	$12,989,232	(38,332,394)	51,321,626	(133.9)%

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flow Summary

The following table sets forth certain items in our consolidated statements of cash flows for 2024, 2023 and 2022.

	For The Year Ended December 31,
	2024	2023	2022

Net cash provided by/(used in) operating activities	$7,111,426	$(1,691,718)	$(17,342,268)
Net cash provided by /(used in) investing activities	115,848	(10,708)	(332,308)
Net cash (used in)/provided by financing activities	(7,242,251)	1,322,819	7,005,744
Effect of exchange rate changes on cash and cash equivalents	(407,532)	(2,092,354)	(3,684,350)
Net change in cash and cash equivalents and restricted cash	(422,509)	(2,471,961)	(14,353,182)
Cash and cash equivalents, beginning of the year	1,601,479	4,073,440	18,426,622
Cash and cash equivalents and restricted cash, end of the year	1,178,970	1,601,479	4,073,440

We have cash and cash equivalents held in financial institutions in the following countries (regions):

	December 31,	December 31,
Country (Region)	2024	2023
China (Mainland)	$5,752	$4,638
China (Hong Kong)	936,264	1,310,551
Singapore	228,448	234,897
Total cash and cash equivalents	$1,170,464	$1,550,086

Operating Activities:

Net cash used in operating activities from continuing operations for the year ended December 31, 2024 was $40.4 million (total of $7,1 million provided by operating activities including net cash provided by operating activities from discontinued operations of $47.5 million), mainly comprising a net income from continuing operations of $3.4 million, offset by an increase in accounts receivable of $9.3 million, an increase in inventories of $27.2 million and a decrease in accounts payable of $7.0 million.

Net cash provided by operating activities from continuing operations for the year ended December 31, 2023 was $33.4 million (total of $1.7 million used in operating activities including net cash used in operating activities from discontinued operations of $35.1 million), mainly comprising a net income from continuing operations of $11.4 million, a decrease in accounts receivable of $72.6 million, a decrease in advances to suppliers of $4.4 million, an increase in advances from customers of $3.7 million, offset by a decrease in accounts payable of $44.4 million and an adjustment to allowance for doubtful accounts of $15.4 million.

Net cash used in operating activities from continuing operations for the year ended December 31, 2022 was $20.0 million (total of $17.3 million used in operating activities including net cash provided by operating activities from discontinued operations of $2.7 million), comprising a net income from continuing operations of $8.8 million, an adjustment for allowance for doubtful accounts of $27.5 million, an increase in accounts payable of $50.5 million, offset by an increase in accounts receivable of $84.9 million and a decrease in advances from customers of $21.7 million.

Investing Activities:

Net cash provided from investing activities was $115,848 for the year ended December 31, 2024. It comprised of $2,433 from continuing operations for disposal of property and equipment and $113,415 from discontinued operations.

Net cash used in investing activities for the year ended December 31, 2023 was $10,708 consisting of $1,050 from continuing operations for purchase of property and equipment and $9,658 from discontinued operations.

Net cash used in investing activities for the year ended December 31, 2022 was $332,308 including $50,000 for continuing operations purchase of intangible asset and $282,308 from discontinued operations.

Financing Activities:

Net cash used in financing activities was $7.2 million for the year ended December 31, 2024 consisting of net cash used in financing activities from continuing operations of $7.1million net of net cash used in financing activities from discontinued operations of $0.1 million. Net cash used in financing activities from continuing operations was attributed to repayments to related parties of $8.0 million and offset by proceeds from related parties of $1.0 million.

Net cash provided by financing activities for the year ended December 31, 2023 was $1.3 million comprising $1.2 million from continuing operations and $0.1 million from discontinued operations. Net cash provided by financing activities for continuing operations included proceeds from related parties of $4.4 million and repayments to related parties of $3.2 million.

Net cash provided by financing activities was $7.0 million for the year ended December 31, 2022 consisting of net cash provided by financing activities from continuing operations of $8.5 million net of net cash used in financing activities from discontinued operations of $1.5 million. Net cash provided by financing activities from continuing operations was derived from proceeds from related parties of $10 million, receipt of financing deposit of $0.5 million and offset by repayments to related parties of $2 million.

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

Capital Resources

As of December 31, 2024 and 2023

The following table provides certain selected balance sheets comparisons as of December 31, 2024 and December 31, 2023 for continuing operations:

	December 31,	December 31,	Increase
	2024	2023	(Decrease)%
Cash and cash equivalents	$1,170,462	$1,548,513	$(378,051)	(24.4)
Restricted cash	2	1,573	(1,571)	(100)
Accounts receivable	13,385,507	4,860,571	8,524,936	>100
Inventories	27,172,200	-	27,172,200	N/A
Advances to suppliers	99,861	3,881	95,980	>100
Prepayment and other current assets	4,174,868	3,790,100	384,768	10.2
Total current assets	46,002,900	10,204,638	35,798,262	>100
Property and equipment, net	8,532	9,062	(530)	(5.8)
Intangible assets, net	32,527	44,007	(11,480)	(26.1)
Operating lease right-of-use assets	-	9,726	(9,726)	(100.0)
Deferred tax asset	2,713,808	3,488,976	(775,168)	(22.2)
Total non-current assets	2,754,867	3,551,771	(796,904)	(22.4)
Total assets	$48,757,767	$13,756,409	$35,001,358	>100

Accounts payable	$12,909,752	$19,909,752	$(7,000,000)	(35.2)
Accrued expenses and other payables	2,510,916	1,827,004	683,912	37.4
Advance from customers	539	3,707,166	(3,706,627)	100
Due to related parties	2,200,451	9,244,774	(7,044,323)	76.2
Operating lease liabilities, current	-	8,738	(8,738)	(100)
Income tax payable	15,392,010	13,839,598	1,552,412	11.2
Total current liabilities	33,013,668	48,537,032	(15,523,364)	(32.0)
Total non-current liabilities	-	-	-	-
Total liabilities	$33,013,668	$48,537,032	$(15,523,364)	(32.0)

Cash

As of December 31, 2024, we had a total of $1.2 million in cash and cash equivalents and restricted cash, among which $0.0 million was held side China (Mainland) and $1.2 million was held outside of China (Mainland). As of December 31, 2023, we had a total of $1.6 million in cash and cash equivalents and restricted cash, among which $0.0 million was held inside China (Mainland), and $1.5 million was held outside of China (Mainland). We have not transferred and do not plan to transfer our cash in RMB outside of China (Mainland) in order to avoid unnecessary currency exchange cost. Our subsidiaries in China (Mainland) incur expenses from time to time, and we have spent and plan to spend our cash in RMB to cover those expenses.

Prepaid expenses and other current assets, net

As of December 31, 2024, balance of prepayment and other current assets were $4.2million compared to $3.8 million as of December 31, 2023. The increase was primarily due to increase of loan receivable, partially offset by decreased prepaid input VAT, as shown in the following table.

	December 31,	December 31,
	2024	2023
Loan receivable	$4,182,031	$3,796,003
Prepaid input VAT	1,088	1,105
Deposits and others	1,147,517	1,148,760
Subtotal	5,330,636	4,945,868
Allowance for credit losses	(1,155,768)	(1,155,768)
Total prepayment and other current assets	$4,174,868	$3,790,100

Current assets for continuing operations

Current assets for continuing operation increased by $35.8 million from $10.2 million as of December 31, 2023 to $46.0 million as of December 31, 2024. The increase was primarily contributed by an increase in accounts receivable of $8.5 million and an increase in inventories of $27.2 million.

Current liabilities for continuing operations

Current liabilities saw a decrease of $15.5 million from $48.5 million as of December 31, 2023 to $33.0 million as of December 31, 2024. The decrease mainly consisted of a decrease in accounts payable of $7.0 million and a decrease in due to related parties of $7.0 million.

Credit Facility

We mainly finance our operations through proceeds borrowed from related parties. As of December 31, 2024, due to related parties was $2.2 million compared to $9.2 million as of December 31, 2023, representing a decrease of $7.0 million. Due to related parties as of December 31, 2024 and 2023 include:

	December 31,	December 31,
	2024	2023
Yufeng Mi	4,503	4,571
HongKong Kisen	2,195,948	9,240,203
Total due to related parties	$2,220,451	$9,244,774

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses related parties paid on behalf of us. These loans are interest free, unsecured and repayable on demand.

From time to time, we borrowed $1.0 million from and repaid 8.0 million to related parties. we borrowed $4.4 million from and repaid $3.2 million to related parties in the year ended December 31, 2023.

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company - D. Property, Plant and Equipment - Intellectual Property.”

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

Discontinued Operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in ad distribution to owners in a spinoff).

For the component disposed of other than by sale in accordance with paragraph 360-10-45-15, the Company adopted ASC Topic 205-20-45-3 and reported the results of operations of the discontinued operations, less applicable income tax expenses or benefits as a separate component in the statement where net income (loss) is reported for current and all prior periods presented.

Based on a strategic plan, the Company sold Nanjing Lucun pursuant to an Equity Transfer Agreement made upon AGM HK, Nanjing Lucun and Giant Electronics. As of December 31, 2024 and 2023, the operation of Nanjing Lucun was classified as a discontinued operation. For the years ended December 31, 2024 and 2023, the operation of Nanjing Lucun was presented in discontinued operations.

Reclassification

Certain prior period amounts have been reclassified to conform to current period presentation in order to reflect the discontinued operations of Nanjing Lucun. None of the ese reclassifications had an impact on reported financial position or cash flows for any of the period presented.

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

We derive revenue from the sale of cryptocurrency mining machine and standardized computing equipment for the years ended December 31, 2024, 2023 and 2022. We began the business transformation to became a blockchain hardware machine and software developer in 2021. We enter into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recorded and recognized revenues from both products and services in one account, which we present as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive loss/income.

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

We reversed credit losses of nil and recorded credit losses of $ 0.7 million for the year ended December 31, 2024. For the year ended December 31, 2023, we reversed credit losses of $ 21.9 million and recorded credit losses of $ 1.9 million.

Provision of advance to suppliers

(1)	Advance to suppliers, which is settled when the products are provided and accepted by us. We review our advance to suppliers on a periodic basis and determines the adequacy of provision when amounts outstanding are not likely to be collected in cash or utilized against receive of products. For the years ended December 31, 2024, 2023 and 2022, we recorded provision of advances to suppliers of $1.5 million, $3.5 million and nil, respectively.

(2)	Other current assets, which is primarily consisted of security deposit that the deposit shall return to the Company at the end of the terms if there are no any default events. For the years ended December 31, 2024, 2023 and 2022, we recorded provision of other current assets of nil, $1.2 million and nil, respectively

Valuation allowance of deferred tax assets

We account for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. For the years ended December 31, 2024, 2023 and 2022, we recorded $0.6 million, nil and nil valuation allowance of deferred tax assets.

Uncertainty of tax position

The China EIT Law provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in China be treated as a resident enterprise for PRC tax purpose and consequently be subject to China income tax at the rate of 25% for its worldwide income. The Implementing Rules of the China EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” On April 22, 2009, China State Administration of Taxation further issued a notice entitled “Notice regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their place of Effective Management.” Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations mainly function in China; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in China; (iii) its major assets, accounting books, company sales, minutes and files of board meetings and shareholders’ meetings are located or kept in China; and (iv) more than half of the directors or senior management personnel with voting rights reside in China. Based on a review of surrounding facts and circumstances, we believe that there is an uncertain tax position as to whether its operations outside of China will be considered a resident enterprise for PRC tax purposes due to limited guidance and implementation history of the China EIT Law. Should our subsidiaries be treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on worldwide income at a uniform tax rate of 25%. For the years ended December 31, 2024, and 2023, we have evaluated this uncertain tax position and recorded a tax liability on the Consolidated Balance Sheet. As of December 31, 2024 and 2023, income tax payable related to the uncertain tax position were $15.4 million and $13.8 million, respectively.

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

Item 6 Directors, Senior Management and Employees

6.A. Directors and Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Bo Zhu	38	Chief Executive Officer, Chief Strategy Officer and Director
Yufeng Mi	48	Chief Technology Officer
Jialin Liu	66	Independent Director and Chair of Compensation Committee.
Yue Wang	53	Independent Director and Chair of Nominating Committee
Fangjie Wang	34	Independent Director and the Chair of the Audit Committee
Yafang Wang	47	Secretary of the Board

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

Yue Wang. Ms. Yue Wang has served as our Independent Director and Chair of Nominating Committee since March 2025. Ms. Wang has rich experience in hotel management and is proficient in budget preparation, management of company’s daily operations, personnel management, accounting processing and financial risk control, as well as financial report analysis. Ms. Wang has been working as a general manager at Jilin Zongbo Investment Co., Ltd. since June 2023. Prior to that, she worked at Changchun Home Inn as a general manager from January 2013 to June 2023. She earned her bachelor’s degree in accounting computerization from Jilin Radio and Television University in 1994.

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

There are no family relationships between each of Bo Zhu, Yufeng Mi, Jialin Liu, Yue Wang, Fangjie Wang and Yafang Wang and any other employee or member of the board of directors of the Company.

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

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2024 and 2023.

Name and Principal Position	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Bo Zhu	2024	120,000	-	-	-	120,000
Chief Executive Officer, Chief Strategy Office and Director(1)	2023	120,000	-	-	-	120,000

Yufeng Mi	2024	30,000	-	-	-	30,000
Chief Technology Officer	2023	30,000	-	-	-	30,000

Yafang Wang	2024	30,000	-	-	-	30,000
Secretary of the Board	2023	30,625.22	-	-	-	30,625.22

Wenjie Tang	2024	-	-	-	-	-
Former Co-Chief Executive Officer(2)	2023	31,500	-	-	-	31,500

Chenjun Li	2024	-	-	-	-	-
Former Co-Chief Executive Officer(3)	2023	-	-	-	-	-

Steven Sim	2024	-	-	-	-	-
Former Chief Financial Officer(4)	2023	31,204.23	-	-	-	31,204.23

(1)	Bo Zhu was appointed as the Chief Strategy Officer, effective May 6, 2021 and as the Chief-Executive Officer and a director on October 9, 2023.

(2)	Wenjie Tang was a director and the Chief Executive Officer from January 2016 to October 2023, and has remained as an advisor on an as-needed basis.

(3)	Chenjun Li was a Co-Chief Executive Officer from July 2021 to October 2023 and as a director and the Chairman of the Board from September 2021 to October 2023.

(4)	Steven Sim was the Chief Financial Officer from September 2021 to December 2023.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors are entitled receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with our directors Fangjie Wang, Jialin Liu and Yue Wang. In addition, our executive director Bo Zhu and former executive directors Chenjun Li and Wenjie Tang received compensation for their service as officers of the Company. Bo Zhu, Chenjun Li and Wenjie Tang have not received and will not receive compensation as directors of the Company.

The table below indicates the compensations we paid to our Board of Directors in their capacity as directors for fiscal years 2024 and 2023:

Name	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Bo Zhu	2024	-	-	-	-	-
Director(1)	2023	-	-	-	-	-

Fangjie Wang	2024	10,539.07	-	-	-	10,539.07
Independent Director and Chair of Audit Committee	2023	10,633.76	-	-	-	10,633.76

Jialin Liu	2024	9,139.48	-	-	-	9,139.48
Independent Director and Chair of Compensation Committee	2023	9,221.59	-	-	-	9,221.59

Yue Wang	2024	-	-	-	-	-
Independent Director and Chair of Nominating Committee	2023	-	-	-	-	-

Jiaqi Zhu	2024	-	-	-	-	-
Former Director and Chair of Nominating Committee(2)	2023	-	-	-	-	-

Chenjun Li	2024	-	-	-	-	-
Former Chair of the Board(3)	2023	-	-	-	-	-

Wenjie Tang	2024	-	-	-	-	-
Former Director(4)	2023	-	-	-	-	-

Jing Shi	2024	-	-	-	-	-
Former Independent Director and Chair of Nominating Committee(5)	2023	22,500	-	-	-	22,500

(1)	Bo Zhu was appointed as the Chief Strategy Officer, effective May 6, 2021 and as the Chief-Executive Officer and a director on October 9, 2023. Mr. Tang received an annual salary for his service as the Chief Strategy Officer and Chief Executive Officer. He did not receive any compensation as a director.

(2)	Yue Wang was appointed a director, the Chair of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company effective from March 19, 2025.

(3)	Jiaqi Zhu was a director, the Chair of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company from October 9, 2023 to March 11, 2025.

(4)	Chenjun Li was a Co-Chief Executive Officer from July 2021 to October 2023 and as a director and the Chairman of the Board from September 2021 to October 2023. During his tenure, Mr. Li received an annual salary for his service as the co-Chief Executive Officer. He did not receive any compensation as a director.

(5)	Wenjie Tang was a director and the Chief Executive Officer from January 2016 to October 2023, and has remained as an advisor on an as-needed basis. During his tenure, Mr. Tang received an annual salary for his service as the Chief Executive Officer. He did not receive any compensation as a director.

(6)	Jing Shi was a director, the Chair of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company, from April 2021 to October 2023.

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

●	Audit Committee: Fangjie Wang (Chair), Yue Wang, Jialin Liu

●	Compensation Committee: Jialin Liu (Chair), Yue Wang, Fangjie Wang

●	Nominating Committee: Yue Wang (Chair), Fangjie Wang, Jialin Liu

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

Audit Committee

Our Audit Committee consisted of Ms. Fangjie Wang, Mr. Jialin Liu and Ms. Yue Wang. Ms. Fangjie Wang is the Chair of our Audit Committee. We have determined that Ms. Fangjie Wang, Mr. Jialin Liu and Ms. Yue Wang satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our Board of Directors has determined that Ms. Wang qualifies as an Audit Committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The Audit Committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee will be responsible for, among other things:

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

Compensation Committee

Our Compensation Committee consists of Mr. Jialin Liu, Ms. Fangjie Wang and Ms. Yue Wang. Mr. Jialin Liu is the Chair of our Compensation Committee. We have determined that Mr. Jialin Liu, Ms. Fangjie Wang and Ms. Yue Wang satisfy the “independence” requirements under Nasdaq Rule 5605. The Compensation Committee will assist the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee will be responsible for, among other things:

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

Nominating Committee

Our Nominating Committee consists of Ms. Yue Wang, Ms. Fangjie Wang and Mr. Jialin Liu. Ms. Yue Wang is the Chair of our Nominating Committee. We have determined that Ms. Yue Wang, Ms. Fangjie Wang and Mr. Jialin Liu satisfy the “independence” requirements under Nasdaq Rule 5605. The Nominating Committee will assist the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The Nominating Committee will be responsible for, among other things:

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

6.D. Employees

As of December 31, 2024, we had a total of 10 full-time employees. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As required by regulations in China, we participate in various employee social security plans that are organized by local governments.

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

Our company is authorized to issue 200,000,000 Class A ordinary shares of $0.001 par value per share and 200,000,000 Class B ordinary shares of $0.001 par value per share. The number and percentage of ordinary shares beneficially owned are based on 98,713,955 Class A ordinary shares of $0.001 par value per share and 2,100,000 Class B ordinary shares of $0.001 par value per share issued and outstanding as of May 13, 2025. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Class A ordinary shares and/or Class B ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A ordinary shares and/or Class B ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, Class A ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 6, 2021 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A ordinary shares and Class B ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road, Wanchai, Hong Kong. As of May 13, 2025, we have 98,713,955 registered shareholders of record of Class A ordinary shares and 2,100,000 registered shareholders of record of Class B ordinary shares.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A)	Percentage Ownership (Class A)	Amount of Beneficial Ownership (Class B)	Percentage Ownership (Class B)	Combined Voting Power of Class A and Class B	Combined Voting Power of Class A and Class B Ordinary Shares as a Percentage(3)
Directors and Named Executive Officers:

Bo Zhu, Chief Executive Officer, Chief Strategy Officer and Director	-	-	-	-	-	-
Yufeng Mi, Chief Technology Officer(1)	1,350,000	1.37%	600,000	28.57%	4,350,000	3.98%
Yafang Wang, Secretary of the Board	-	-	-	-	-	-
Yue Wang, Independent Director and Chair of Nominating Committee	-	-	-	-	-	-
Fangjie Wang, Independent Director and Chair of Audit Committee	-	-	-	-	-	-
Jialin Liu, Independent Director and Chair of Compensation Committee	-	-	-	-	-	-
All directors and executive officers as a group (6 persons)	1,350,000	1.37%	600,000	28.57%	4,350,000	3.98%

5% Beneficial Owners:
Wenije Tang, Former Chief Executive Officer and Director(2)	5,750,000	5.82%	1,500,000	71.43%	13,250,000	12.13%

(1)	Yufeng Mi holds 600,000 Class B ordinary shares. GMT Tech Holdings Limited, a company formed under the laws of Hong Kong SAR, holds 600,000 Class A ordinary shares. Yufeng Mi is the sole shareholder and director of GMT Tech Holdings Limited and therefore is deemed the beneficial owner of the 600,000 Class A ordinary shares held by GMT Tech Holdings Limited. In addition, Light Wave Technology Holdings Ltd., a company formed under the laws of the British Virgin Islands, holds 750,000 Class A ordinary shares. Yufeng Mi is a shareholder and a director of Light Wave Technology Holdings Ltd. and holds the voting and dispositive power of all 750,000 Class A ordinary shares held by Light Wave Technology Holdings Ltd. Therefore, Yufeng Mi is deemed the beneficial owner of the 750,000 Class A ordinary shares held by Light Wave Technology Holdings Ltd.

(2)	Wenjie Tang holds 1,500,000 Class B ordinary shares. Defi Tech Holdings Ltd., a company formed under the laws of Hong Kong SAR, holds 1,500,000 Class A ordinary shares. Wenjie Tang is the sole shareholder and director of Defi Tech Holdings Ltd. and therefore is deemed the beneficial owner of the 1,500,000 Class A ordinary shares held by Defi Tech Holdings Ltd. In addition, Next Block Holdings Ltd., a company formed under the laws of the British Virgin Islands, holds 2,050,000 Class A ordinary shares. Wenjie Tang is a shareholder and a director of Next Block Holdings Ltd. and holds the voting and dispositive power of all 2,050,000 Class A ordinary shares held by Next Block Holdings. Therefore, Wenjie Tang is deemed the beneficial owner of the 2,050,000 Class A ordinary shares held by Next Block Holdings Ltd. Furthermore, Firebull Tech Limited, a company formed under the laws of Hong Kong SAR, holds 2,200,000 Class A ordinary shares. Wenjie Tang is a shareholder and a director of Firebull Tech Limited and holds the voting and dispositive power of all 2,200,000 Class A ordinary shares held by Firebull Tech Limited. Therefore, Wenjie Tang is deemed the beneficial owner of the 2, 200,000 Class A ordinary shares held by Firebull Tech Limited.

(3)	Each Class B ordinary share in the Company confers upon the shareholder the right to five (5) votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class B ordinary share will vote together with holders of our Class A ordinary share as a single class on all matters presented to our shareholders for their vote approval.

Item 7 Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

As of December 31, 2024, related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
HongKong Kisen Co., Limited	Company ultimately controlled by Chief Strategy Officer (“CSO”)

Due to related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of December 31, 2024 and 2023, due to related parties consisted of the following:

	December 31,			Interest	Exchange Rate	December 31,
	2023	Received	Repayment	Expenses	Translation	2024
Yufeng Mi	4,571			-	(68)	4,503
HongKong Kisen	9,240,203	962,000	(8,021,693)	9,565	5,873	2,195,948
Total due to related parties	9,244,774	962,000	(8,021,693)	9,565	5,805	2,200,451

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business. These amounts are interest free, unsecured and could be settled on demand.

From time to time, the Company borrowed $962,000 from related parties and repaid $8,021,693 to related parties in the year ended December 31, 2024. From time to time, the Company borrowed $4,485,589 from related parties and repaid $3,160,000 to related parties in the year ended December 31, 2023. From time to time, the Company borrowed $10,000,000 from related parties and repaid $2,000,000 to related parties in the year ended December 31, 2022.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8 Financial Information

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

Item 9 The Offer and Listing

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

Pursuant to the Nasdaq Listing Rules, the Company had 60 calendar days from the date of the Notice to submit a plan of compliance to Nasdaq. The Company timely submitted a plan of compliance to Nasdaq and on July 17, 2023, the Company received a letter from Nasdaq notifying it that Nasdaq granted the Company an Exception to enable it to regain compliance with the Rule. Pursuant to the Exception, the Company must file its Form 20-F for the period ended December 31, 2022 on or before November 13, 2023. The Company filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 on November 13, 2023 On November 13, 2023, the Company received a letter from Nasdaq notifying the Company that, based on the November 13, 2023 filing of the Form 20-F, Nasdaq has determined that the Company complies with the Nasdaq Listing Rules. Accordingly, the matter has been closed.

On May 20, 2024, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, because the Company had not yet filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”), the Company did not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing.

Pursuant to the Nasdaq Listing Rules, the Company had 60 calendar days from the date of the Notice to submit a plan of compliance to Nasdaq. On June 18, 2024, the Company filed the 2023 Annual Report.

On June 20, 2024, the Company received a letter from Nasdaq notifying the Company that, based on the June 18, 2024 filing of the Form 20-F, Nasdaq has determined that the Company complies with the Nasdaq Listing Rule. Accordingly, the matter has been closed.

On July 15, 2024, the Company received a written notice from the Listing Qualifications Department of Nasdaq notifying the Company that, based on the closing bid price of the Company’s ordinary shares (the “Ordinary Shares”), for the last 30 consecutive trading days, the Company no longer complies with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days.

Pursuant to the Nasdaq Listing Rules, the Company has been provided an initial compliance period of 180 calendar days to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Ordinary Shares must be at least $1.00 per share for a minimum of 10 consecutive trading days prior to January 13, 2025, and the Company must otherwise satisfy The Nasdaq Capital Market’s requirements for listing. If the Company does not regain compliance by January 13, 2025, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company would be required, among other things, to meet the continued listing requirement for market value of publicly held shares, which the Company does not currently meet, as well as all other standards for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and would need to provide written notice of its intention to cure the bid price deficiency during the second compliance period.

On September 3, 2024, the Staff notified the Company that it has regained compliance with the Rule and the matter was closed since Nasdaq had determined that for 10 consecutive business days, from August 16, 2024, through August 30, 2024, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater.

On March 13, 2025, the Company received a letter from the Listing Qualifications Department of Nasdaq notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s Class A ordinary shares was below the minimum of $1.00 per share for a period of 30 consecutive business days.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until September 9, 2025, to regain compliance with Nasdaq’s minimum bid price requirement. If at any time before September 9, 2025, the closing bid price per share of the Company’s Class A ordinary shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance with the minimum bid price requirement by September 9, 2025, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-calendar-day grace period if it meets the continued listing requirements for market value of publicly held shares and all other initial listing standards, with the exception of bid price requirement, of the Nasdaq Capital Market, and provides written notice to Nasdaq of its intention to cure the deficiency.

On April 1, 2025, the Company received a letter (the “Determination Letter”) from the staff of the Listing Qualifications Department (the “Staff”) of Nasdaq stating that, on March 13, 2025, the Staff notified the Company that the bid price of its Class A ordinary shares had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, did not comply with Nasdaq Listing Rule 5550(a)(2). Therefore, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until September 9, 2025, to regain compliance with the Rule. The Determination Letter goes on to state that as of March 31, 2025, the Company’s Class A ordinary shares had a closing bid price of $0.10 or less for ten consecutive trading days and that accordingly, pursuant to Listing Rule 5810(c)(3)(A)(iii), the Staff has determined to delist the Company’s securities from Nasdaq.

Unless the Company requests an appeal of this determination by April 8, 2025, trading of the Company’s Class A ordinary shares will be suspended at the opening of business on April 10, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on Nasdaq. The Company has appealed the Staff’ determination to a Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request would stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10 Additional Information

10.A. Share capital

Registered Direct Offering and Concurrent Private Placement (2021)

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

Registered Direct Offering and Concurrent Private Placement (2025)

On March 2, 2025, AGM Group Holdings Inc., a British Virgin Islands exempted company (the “Company”), entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC, to act as the exclusive placement agent (the “Placement Agent”) on a best efforts basis in connection with an offering for the issuance and sale (the “Offering”) of 16,390,000 Class A ordinary shares (the “Shares”), par value $0.001 per share (the “Class A Ordinary Shares”) and 16,390,000 warrants each to purchase one Class A Ordinary Share (the “Warrants”), at a combined offering price of $0.33 per Class A Ordinary Shares and Warrant. The Company also entered into a securities purchase agreement (the “Securities Purchase Agreement”) with one of the investors in connection with Offering.

The Offering closed on March 4, 2025. The Company received approximately $5.4 million in gross proceeds from the Offering, before deducting placement agent fees, accountable expenses and other estimated offering expenses. The Company intends to use the net proceeds from the Offering to fund a purchase agreement dated December 1, 2024, by and between AGM Technology Limited, a subsidiary of the Company, and a third-party vendor to acquire 2,000 bitcoin mining machines for a total purchase price of US$9.62 million.

The initial exercise price of the Warrants is $0.33 per Class A Ordinary Share. The Warrants will be immediately exercisable and may be exercised for a period of up to five years after issuance. On the 19th calendar day immediately following the initial exercise date of the Warrants (the “Reset Date”), if the then effective exercise price is higher than 100% of the lowest VWAP during the period beginning 11 calendar days following the initial exercise date of the Warrants and ending on the Reset Date, subject to a floor price of $0.099, which is equal to 30% of Nasdaq Minimum Price, as defined under Nasdaq Listing Rule 5635(d) (as adjusted for share splits, share dividends, recapitalizations, reorganizations, reclassification, combinations, reverse share splits or other similar events occurring after the initial exercise date) (the “Reset Price”), the exercise price shall be reduced to the Reset Price. If the exercise price is adjusted to the Reset Price, then the number of Warrants shares issuable under the Warrants will be proportionately increased so that after such adjustment the aggregate exercise price payable for the Warrants will be equal to the aggregate exercise price of the Warrants immediately prior to the reset date. The exercise price of the Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our Class A Ordinary Shares and also upon any distributions of assets, including cash, shares or other property to our shareholders.

If, at any time after the holder’s purchase of Warrants, such holder exercises its Warrants and a registration statement registering the issuance of the Class A Ordinary Shares underlying the Warrants under the Securities Act is not then effective or available (or a prospectus is not available for the resale of Class A Ordinary Shares underlying the Warrants ), then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder shall instead receive upon such exercise (either in whole or in part) only the net number of Class A Ordinary Shares determined according to a formula set forth in the Warrants.

In addition, a holder of Warrants may also provide notice and elect an “alternative cashless exercise” pursuant to which they would receive an aggregate number of shares equal to the product of (x) the aggregate number of Class A Ordinary Shares that would be issuable upon a cash exercise of the Warrant and (y) 1.2. No fractional Class A Ordinary Shares will be issued in connection with the exercise of a Warrants. If, upon exercise, a holder is entitled to receive a fractional interest in a Class A Ordinary Share, the Company will round down to the nearest whole number of the number of Class A Ordinary Shares to be issued to the holder.

In connection with the Offering, the Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares and the Warrants. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven-point five percent (7.5%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the Offering in an amount not to exceed $100,000. The Company has also issued to the Placement Agent warrants to purchase up to 327,800 Class A Ordinary Shares (equal to 2% of the total amount of the securities sold in this offering, the “Placement Agent’s Warrants”). The Placement Agent’s Warrants will be exercisable at any time, and from time to time, in whole or in part, commencing from six (6) months after the effective date of the registration statement of which this prospectus forms a part and will expire on the fifth (5th) anniversary of the commencement of sales of this offering. The Placement Agent’s Warrants will be exercisable at price equal to 125% of the offering price sold in this offering.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions for closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

In addition, the Company agreed that for a period of ninety (90) days from the closing of this offering that neither the Company nor any of its subsidiaries shall (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class A ordinary shares (and all holders of securities exercisable for or convertible into Class A ordinary shares) or (ii) file any registration statement or amendment or supplement thereto, or (iii) effect or enter into an agreement to effect any issuance by the Company or any of its subsidiaries of ordinary shares or ordinary share equivalents (or a combination of units thereof) involving a Variable Rate Transaction (as defined in the placement agency agreement), in each case without the placement agent’s or the investors’ prior written consent, subject to certain exemptions.

The Shares, the Warrants, the Placement Agent’s Warrants, and the Class A Ordinary Shares underlying the Warrants and the Placement Agent’s Warrants were offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-282420), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 30, 2024, as amended, and declared effective by the SEC on February 28, 2025, and a final prospectus filed on March 4, 2025.

10.B. Memorandum and articles of association

AGM Holdings was incorporated on April 27, 2015 under the BVI Business Companies Act, 2004 (as amended) as a company limited by shares. As of the date of hereof, the Company is authorized to issue 200,000,000 Class A ordinary shares of $0.001 par value per share and 200,000,000 Class B ordinary shares of $0.001 par value per share. As of May 13, 2025, there are 98,713,955 Class A ordinary shares and 2,100,000 Class B ordinary shares issued and outstanding.

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

Class B Ordinary Shares

General

Each Class B ordinary share in the Company confers upon the shareholder the right to five votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class B ordinary share will vote together with holders of our Class A ordinary shares as a single class on all matters presented to our shareholders for their vote approval.

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

Additionally, BVI law provides certain shareholder remedies for a minority shareholder whose rights have been breached or who disagrees with the way the Company is being managed. These remedies include an action for unfair prejudice and a derivative action.

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

10.D. Exchange controls

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as transactions under the balance of payments that involve trade in goods, services, income, and current transfers, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

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

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. On December 4, 2023, SAFE promulgated Circular 28 to further optimize foreign exchange administration for capital account transactions. Under Circular 19 and Circular 16 and Circular 28, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products(except for wealth management products and structured deposits with a risk rating of Level 2 or below); (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license, and excluding the following four regions: the Lin-gang Special Area of the China (Shanghai) Pilot Free Trade Zone, the Nansha Area of the China (Guangdong) Pilot Free Trade Zone, the Yangpu Economic Development Zone of the Hainan Free Trade Port, and Beilun District of Ningbo City in Zhejiang Province; and (iv) construction or purchase of real estate for purposes other than self-use (Except for enterprises engaged in real estate development and operation or real estate leasing and operation).

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

British Virgin Islands Taxation

Under the BVI Act as currently in effect, a holder of shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to such shares and a holder of such shares is not required to pay any income tax in the British Virgin Islands on gains realized during that year on sale or disposal of such shares. The laws of the British Virgin Islands do not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

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

10.I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information of the Company - C. Organizational Structure.”

10.J. Annual Report to Security Holders

Not applicable.

Item 11 Quantitative and Qualitative Disclosures about Market Risk

As of the latest fiscal year ended December 31, 2024, we had immaterial derivative financial instruments (open FX positions with a total fair value of $0) and did not have any derivative commodity instruments. Our other financial instruments, including cash and cash equivalents, transaction monetary assets held for clients, net accounts receivable, prepaid expenses and other current assets, accounts payable, deposits payable, accrued expenses and other current liabilities, advance from customers, and income tax payable, are exposed to certain market risk such as foreign currency risk and interest rate risk. Our overall risk management program focuses on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on our financial performance and position. Our other financial instruments primarily include cash and cash equivalents, accounts receivable and accounts payable for whose carrying values approximate to their fair value due to the short term nature of these balances. Therefore, we do not expect our other financial instruments to be exposed to material impacts from market risk. However, we have still summarized the relevant market risk and its potential impacts to our other financial instruments as below:

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

We estimated that as of December 31, 2024 and 2023, a 10% appreciation in RMB against the U.S. dollar would have resulted in a decrease of $1,285,880 and $5,168,400 to our financial liabilities denominated in RMB and would have resulted in a corresponding decrease in our consolidated comprehensive loss, respectively. As of December 31, 2024 and 2023, our financial assets denominated in RMB were material and therefore may be subject to material market fluctuation.

Item 12 Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14 Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. - 14.D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

14.E. Use of Proceeds

Registered Direct Offering and Concurrent Private Placement (2025)

On March 4, 2025, we entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC, to act as the exclusive placement agent (the “Placement Agent”) on a best efforts basis in connection with an offering for the issuance and sale (the “Offering”) of 16,390,000 Class A ordinary shares (the “Shares”), par value $0.001 per share (the “Class A Ordinary Shares”) and 16,390,000 warrants each to purchase one Class A Ordinary Share (the “Warrants”), at a combined offering price of $0.33 per Class A Ordinary Shares and Warrant. The Offering closed on March 4, 2025. The Company received approximately $5.4 million in gross proceeds from the Offering, before deducting placement agent fees, accountable expenses and other estimated offering expenses.

On December 1, 2024, AGM Technology Limited entered into a purchase agreement (the “Vendor Agreement”) with a third-party vendor to acquire 2,000 bitcoin mining machines for a total purchase price of US$9.62 million (the “Purchase Price”). The Company shall pay 10% of the Purchase Price within fifteen business days from the date of the Vendor Agreement and the remaining 90% of the Purchase Price within fifteen business days upon receiving the delivery notification from the vendor of the machines. The delivery will be arranged in approximately two weeks following the full payment of the Purchase Price. The Vendor Agreement also provided us with an option to acquire up to approximately 30,000 additional mining units, which we are eligible to exercise until December 31, 2025.

The Company intends to use the net proceeds from the Offering primarily for the purchase of bitcoin mining machines pursuant to the Vendor Agreement and will utilize excess capital raised towards investment in data centers and working capital. As we may not sell all of the securities offered hereby, the net proceeds from this offering may be less than our obligations under the Vendor Agreement. This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Item 15 Controls and Procedures

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

Based on its assessment, our management concluded that as of December 31, 2024, our disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act.

In preparing our consolidated financial statements for the years ended December 31, 2024 and 2023, our management identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2024. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2024.

This annual report does not include an attestation report of the Company’s Independent Registered Public Accounting Firm as we qualified as an “non- accelerated filer” as such term is defined under Rule 12b-2 under the Exchange Act as of December 31, 2024.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16 [Reserved]

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

Item 16C. Principal Accountant Fees and Services

GGF CPA LTD as appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2023 and December 31, 2024. KCCW Accountancy Corp. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2022. TPS Thayer LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2021.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

GGF CPA LTD’s fee for the annual audit of our financial statements for the year ended December 31, 2024 and 2023 was $180,000 and $180,000, respectively. KCCW Accountancy Corp.’s fee for the annual audit of our financial statements for the year ended December 31, 2022 was $180,000.

Audit-Related Fees

The Company incurred $18,000, $50,000 and $25,000 for audit-related service fees with TPS Thayer LLC, KCCW Accountancy Corp. and GGF CPA LTD for the year ended December 31, 2024, respectively.

The Company did not incur any audit-related service fees for the year ended December 31, 2023.

The Company did not incur any audit-related service fees for the year ended December 31, 2022.

Tax Fees

The Company did not incur any fees for tax services for the year ended December 31, 2024.

The Company did not incur any fees for tax services for the year ended December 31, 2023.

The Company did not incur any fees for tax services for the year ended December 31, 2022.

All Other Fees

The Company did not incur any fees for other services for the year ended December 31, 2024.

The Company did not incur any fees for other services for the year ended December 31, 2023.

The Company did not incur any fees for other services for the year ended December 31, 2022.

Audit Committee Pre-Approval Policies

Before GGF CPA LTD and KCCW Accountancy Corp. were engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s Audit Committee. All services rendered by GGF CPA LTD and KCCW Accountancy Corp. have been so approved.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2024.

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

During the fiscal year ended December 31, 2024 and during the period from January 1, 2025 until the date of this annual report, we have followed certain home country corporate governance practices instead of Nasdaq Listing Rule 5620, which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. The Company did not hold an annual meeting of shareholders during the fiscal year ended December 31, 2024. Such practice is not prohibited by British Virgin Islands law.

Except for the foregoing, the Company endeavors to comply with the Nasdaq corporate governance practices. To the extent we choose to follow home country practice in lieu of other Nasdaq listing rules in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Capital Structure and Class A Ordinary Shares- We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance.”

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

Part III

Item 17 Financial Statements

See Item 18.

Item 18 Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19 Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of AGM Group Holdings Inc., filed as exhibit 3.2 to the Form F-1 filed on May 15, 2017 and incorporate by reference herein

2.1	Form of 2021 Warrant, filed as exhibit 4.1 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

2.2	Form of 2021 Placement Agent Warrant, filed as exhibit 4.2 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

2.3	Description of Securities, filed as exhibit 2.3 to the Form 20-F filed on November 13, 2023 and incorporated by reference herein

2.4	Form of Warrant, filed as exhibit 4.3 to the Form F-1 filed on February 21, 2025 and incorporate by reference herein

2.5	Form of Placement Agent Warrant, filed as exhibit 4.4 to the Form F-1 filed on February 21, 2025 and incorporate by reference herein

4.1	English translation of Employment Agreement with Yufeng Mi, dated April 5, 2022, filed as exhibit 4.2 to the Form 20-F filed on June 18, 2024 and incorporate by reference herein

4.2	English translation of Employment Agreement with Yafang Wang dated May 1, 2022, filed as exhibit 4.3 to the Form 20-F filed on June 18, 2024 and incorporate by reference herein

4.3	English translation of Agreement with Jialin Liu, dated March 16, 2023, filed as exhibit 4.4 to the Form 20-F filed on June 18, 2024 and incorporate by reference herein

4.4	English translation of Agreement with Fangjie Wang, filed as exhibit 10.2 to the Form 6-K filed on January 9, 2019 and incorporate by reference herein

4.5	Employment Agreement with Bo Zhu, dated May 10, 2021, filed as exhibit 10.1 to the Form 6-K filed on May 10, 2021 and incorporate by reference herein

4.6	Placement Agency Agreement, dated December 10, 2021, filed as exhibit 10.1 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.7	Form of Securities Purchase Agreement, dated December 10, 2021, filed as exhibit 10.2 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.8	Form of Registration Rights Agreement, dated December 10, 2021, filed as exhibit 10.3 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.9	Form of Lock-up Agreement, dated December 10, 2021, filed as exhibit 10.4 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.10	AGM Group Holdings Inc. 2024 Equity Incentive Plan, filed as exhibit 99.1 to the Form 6-K filed on April 30, 2024, and incorporate by reference herein

4.11	Sales and Purchase Contract by and between AGM Group Holdings Inc. and Canaan Creative Global Pte Ltd., dated December 1, 2024, filed as exhibit 10.1 to the Form 6-K filed on December 12, 2024, and incorporate by reference herein

4.12	Form of Placement Agency Agreement, filed as exhibit 1.1 to the Form F-1 filed on February 21, 2025 and incorporate by reference herein

4.13	Form of Securities Purchase Agreement, filed as exhibit 10.1 to the Form F-1 filed on February 21, 2025 and incorporate by reference herein

4.14	Form of Lock-up Agreement, filed as exhibit 10.2 to the Form F-1 filed on February 21, 2025 and incorporate by reference herein

4.15*	Agreement with Yue Wang

8.1*	List of Subsidiaries

11.1	Code of Ethics, filed as exhibit 14.1 to the Form F-1 filed on September 19, 2017 and incorporate by reference herein

11.2	Insider Trading Policy, filed as exhibit 11.2 to the Form 20-F filed on November 13, 2023 and incorporate by reference herein

12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a) and Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a) and Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Principal Executive Officer and Principal Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of GGF CPA LTD

15.2*	Consent of KCCW Accountancy Corp.

97.1	Compensation Recovery Policy, filed as exhibit 97.1 to the Form 20-F filed on June 18, 2024 and incorporate by reference herein

101.INS*	XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
		Name:	Bo Zhu
		Title:	Chief Executive Officer, Chief Strategy Officer and Director

Date: May 13, 2025

AGM GROUP HOLDINGS INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

AGM Group Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of AGM Group Holdings Inc. (“the Company”), as of December 31, 2024 and 2023 and the related consolidated statements of operations and comprehensive loss, changes in shareholder’s equity and cash slows for the each of the two years ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the two years ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ GGF CPA LTD

We have served as the Company’s auditor since 2024

Guangzhou, Guangdong, China

PCAOB NO: 2729

May 13, 2025

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

/s/ KCCW Accountancy Corp.

We have served as the Company’s auditor since 2023

Diamond Bar, California

November 13, 2023

AGM GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except for number of shares)

	December 31,	December 31,
	2024	2023

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,170,462	$1,548,513
Restricted cash	2	1,573
Accounts receivable	13,385,507	4,860,571
Inventories	27,172,200	-
Advances to suppliers	99,861	3,881
Prepayment and other current assets	4,174,868	3,790,100
Assets of discontinued operations - current	6,301,392	76,914,507
Total current assets	52,304,292	87,119,145
NON - CURRENT ASSETS:
Property and equipment, net	8,532	9,062
Intangible assets, net	32,527	44,007
Operating lease right-of-use assets	-	9,726
Deferred tax assets	2,713,808	3,488,976
Assets of discontinued operations - non-current	6,308,929	6,876,429
Total non - current assets	9,063,796	10,428,200
TOTAL ASSETS	$61,368,088	$97,547,345

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	12,909,752	19,909,752
Accrued expenses and other payables	2,510,916	1,827,004
Advances from customers	539	3,707,166
Due to related parties	2,200,451	9,244,774
Operating lease liabilities, current	-	8,738
Income tax payable	15,392,010	13,839,598
Liabilities of discontinued operations - current	6,472,461	29,444,690
Total current liabilities	39,486,129	77,981,722
NON - CURRENT LIABILITIES:
Liabilities of discontinued operations - non-current	16,543	133,123
Total non - current liabilities	16,543	133,123
TOTAL LIABILITIES	$39,502,672	$78,114,845
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 24,254,842 and 24,254,842 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively)	$24,255	$24,255
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 2,100,000 and 2,100,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively)	2,100	2,100
Additional paid-in capital	26,502,856	26,502,856
Statutory reserves	335,696	335,696
Retained earnings	5,423,638	2,304,543
Accumulated other comprehensive loss	(10,423,129)	(9,736,950)
Total shareholders’ equity	21,865,416	19,432,500
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$61,368,088	$97,547,345

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPEATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in US$, except for number of shares)

	For The Years Ended December 31,
	2024	2023	2022

Revenues	$32,044,575	$68,758,258	$203,106,017
Cost of revenues	(25,188,174)	(65,605,382)	(160,839,953)
Gross profit	6,856,401	3,152,876	42,266,064

Operating (expenses)/income
Selling, general & administrative (expenses)/income	(909,042)	12,667,684	(29,621,733)
Total operating expenses	(909,042)	12,667,684	(29,621,733)

Income from operations	5,947,359	15,820,560	12,644,331

Other income/(expenses)
Other income	50,438	37,071	727
Other expenses	(259,269)	(348,569)	(451,797)
Total other expenses	(208,831)	(311,498)	(451,070)

Income from continuing operation before provision of income taxes	5,738,528	15,509,062	12,193,261
Provision for income taxes expenses	(2,330,891)	(4,093,157)	(3,437,982)

Net income from continuing operation	3,407,637	11,415,905	8,755,279

Discontinued operation
(Loss)/income from discontinued operation, net of income tax	(288,542)	(18,855,185)	2,720,360
Gain (loss) /income from discontinued operation, net of income tax	(288,542)	(18,855,185)	2,720,360

Net income/(loss)	$3,119,095	$(7,439,280)	$11,475,639

Comprehensive income/(loss)
Net income/(loss)	$3,119,095	$(7,439,280)	$11,475,639
Other comprehensive income/(loss)
Foreign currency translation adjustment	(686,179)	(3,571,930)	(6,578,195)
Total comprehensive income/(loss)	$2,432,916	$(11,011,210)	$4,897,444

Income/(loss) earnings per common share
Continuing operations - Basic and Diluted	$0.14	$0.47	$0.36
Discontinued operations - Basic and Diluted	(0.01)	$(0.78)	$0.11
Net income(loss) per common share - Basic and Diluted	$0.13	$(0.31)	$0.47

Weighted average Class A ordinary shares outstanding, basic and diluted	24,254,842	24,254,842	24,254,842

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Class A Ordinary Share	Number of Class B Ordinary Share	Class A Ordinary Share	Class B Ordinary Share	Additional paid-in capital	Statutory Reserves	(Accumulated loss)/ Retained earnings	Accumulated other comprehensive income/(loss)	Total
Balance, December 31, 2021	24,254,842	2,100,000	$24,255	$2,100	$26,010,366	$63,659	$(1,459,779)	$413,175	$25,053,776
Net income	-	-	-	-	-	-	11,475,639	-	11,475,639
Appropriation to statutory reserve	-	-	-	-	-	272,037	(272,037)	-	-
Deposit received on issuance of common shares	-	-	-	-	492,490	-	-	-	492,490
Foreign currency translation adjustment	-	-	-	-	-	-	-	(6,578,195)	(6,578,195)
Balance, December 31, 2022	24,254,842	2,100,000	$24,255	$2,100	$26,502,856	$335,696	$9,743,823	$(6,165,020)	$30,443,710
Net loss	-	-	-	-	-	-	(7,439,280)	-	(7,439,280)
Appropriation to statutory reserve	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(3,571,930)	(3,571,930)
Balance, December 31, 2023	24,254,842	2,100,000	$24,255	$2,100	$26,502,856	$335,696	$2,304,543	$(9,736,950)	$19,432,500
Net income	-	-	-	-	-	-	3,119,095	-	3,119,095
Appropriation to statutory reserve
Foreign currency translation adjustment	-	-	-	-	-	-	-	(686,179)	(686,179)
Balance, December 31, 2024	24,254,842	2,100,000	$24,255	$2,100	$26,502,856	$335,696	$5,423,638	$(10,423,129)	$21,865,416

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in US$)

	For The Years Ended December 31,
	2024	2023	2022

Cash flows from operating activities
Net income/(loss)	$3,119,095	$(7,439,280)	$11,475,639
Net (loss)/income from discontinued operation, net of tax	(288,542)	(18,855,185)	2,720,360
Net income from continuing operation	3,407,637	11,415,905	8,755,279

Adjustment to reconcile net (loss)/income to net cash used in operating activities
Depreciation and amortization	9,577	12,147	4,474
Amortization of operating lease right-of-use asset	9,726	34,398	52,888
(Reversal)/Allowance for doubtful accounts	(1,224,026)	(15,390,030)	27,469,288
Deferred tax expenses/(benefits)	772,605	3,677,894	(7,061,293)
Changes in operating assets and liabilities:
Accounts receivable	(9,269,454)	72,581,225	(84,856,875)
Inventories	(27,172,200)	-	-
Advances to suppliers	1,872,507	4,370,651	(7,883,145)
Prepayment and other current assets	(384,957)	(3,148,581)	(1,322,850)
Accounts payable	(7,000,000)	(44,431,668)	50,497,027
Accrued expenses and other payables	765,495	294,939	1,725,216
Income tax payable	1,552,412	394,138	14,360,136
Advances from customers	(3,706,627)	3,697,928	(21,695,025)
Operating lease liabilities	(8,738)	(104,714)	(53,604)
Net cash (used in)/provided by operating activities from continuing operations	(40,376,043)	33,404,232	(20,008,484)
Net cash provided by/(used in) operating activities from discontinuing operations	47,487,469	(35,095,950)	2,666,216
Net cash provided by/(used in) operating activities	7,111,426	(1,691,718)	(17,342,268)

Cash flows from investing activities
Purchase of property and equipment	-	(1,050)	-
Purchase of intangible asset	-	-	(50,000)
Proceeds from disposal of property and equipment	2,433	-	-
Net cash provided by/(used in) investing activities from continuing operations	2,433	(1,050)	(50,000)
Net cash provided by/(used in) investing activities from discontinuing operations	113,415	(9,658)	(282,308)
Net cash provided by/(used in) investing activities	115,848	(10,708)	(332,308)

Cash flows from financing activities
Proceeds from related parties	962,000	4,384,975	10,000,000
Receipt of financing deposit	-	-	492,490
Repayments to related parties	(8,021,693)	(3,160,000)	(2,000,000)
Net cash (used in)/provided by financing activities from continuing operations	(7,059,693)	1,224,975	8,492,490
Net cash (used in)/provided by financing activities from discontinuing operations	(182,558)	97,844	(1,486,746)
Net cash (used in)/provided by financing activities	(7,242,251)	1,322,819	7,005,744

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(407,532)	(2,092,354)	(3,684,350)
Net change in cash, cash equivalents and restricted cash	(422,509)	(2,471,961)	(14,353,182)
Cash, cash equivalents and restricted cash, beginning of the period	1,601,479	4,073,440	18,426,622
Cash, cash equivalents and restricted cash, end of the period	1,178,970	1,601,479	4,073,440
Less cash, cash equivalents and restricted cash of discontinued operations–end of period	8,506	51,393	28,188
Cash, cash equivalents and restricted cash of continuing operations–end of period	1,170,464	1,550,086	4,045,252

Reconciliation of cash, cash equivalents and restricted cash, beginning of the year
Cash, cash equivalents	1,599,906	4,073,440	18,426,622
Restricted cash	1,573	-	-
Cash, cash equivalents and restricted cash, beginning of period	1,601,479	4,073,440	18,426,622

Reconciliation of cash, cash equivalents and restricted cash, end of year
Cash, cash equivalents	1,170,931	1,599,906	4,073,440
Restricted cash	8,039	1,573	-
Cash, cash equivalents and restricted cash, end of period	1,178,970	1,601,479	4,073,440

Supplemental cash flow information
Interest paid	$-	$-	$6,938
Income taxes paid	$709	$156,842	$218,121

Non-cash investing and financing activities
Additions of ROU Assets	$-	$136,598	$416,013

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

On October 1, 2024, AGM Energy Corp. (“AGM Energy”) was incorporated under the laws of Alberta, Canada. AGM Canada owns 49% of AGM Energy while Chong Chao Ma, CEO of AGM Canada, owns 16%. Bound by contractual agreement, Ma will vote in line with AGM Canada. In combination, AGM Canada is holding 65% of voting rights.

On December 4, 2024, AGM Integrated Tech Limited (“AGM Integrated”) was incorporated under the laws of Hong Kong. AGM Holdings owns 100% of AGM Integrated. Those entity does not have any operations as of the date of this annual report.

AGM Electronic, AGM Canada and AGM integrated are mainly engaged in sales of cryptocurrency mining machines and standardized computing equipment. Beijing Bixin is primarily engaged in software development and provider. AGM Energy is into clean energy industry. None of these entities has any operations from inception to the date of this annual report.

On October 10, 2024, Beijing Branch of Nanjing Luxun Semiconductor Co., Ltd. was deregistered.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

As of December 31, 2023, AGM Holdings’ subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
AGM Technology Limited (“AGM Technology “)	May 21, 2015	Hong Kong	100%	Sale of cryptocurrency mining machines and standardized computing equipment
AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly Shenzhen AnGaoMeng Financial Technology Service Co., Ltd.	October 13, 2015	China	100%	Holding entity
Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”)	November 13, 2015	China	100%	Software development and provider
AGM Software Service LTD (“AGM Software”)	June 14, 2017	BVI	100%	Core technology service provider
*Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”)	June 17, 2021	China	100%	Sale of cryptocurrency mining machines and standardized computing equipment
AGM Defi Lab Ptd Limited (“AGM Defi Lab”)	July 30, 2021	Singapore	100%	Software development and provider
AGM Defi Tech Limited (“AGM Defi Tech”)	August 8, 2021	Hong Kong	100%	Software development and provider
Beijing Keen Sense Technology Service Co., Ltd (“Beijing Keen Sense”)	October 21, 2021	China	100%	Software development and provider
AGM Electronic Technology Limited (“AGM Electronic”)	January 26, 2024	Hong Kong	100%	Sale of cryptocurrency mining machines and standardized computing equipment
AGM Canada Holdings Limited (“AGM Canada”)	April 17, 2024	Canada	100%	Sale of cryptocurrency mining machines and standardized computing equipment
Beijing Bixin Electronic Technology Co., Ltd (“Beijing Bixin”)	April 26, 2024	China	100%	Software development and provider
AGM Energy Corp. (“AGM Energy”)	October 1, 2024	Canada	49%	Clean energy industries
AGM Integrated Tech Limited (“AGM Integrated”)	October 1, 2024	Hong Kong	100%	Sale of cryptocurrency mining machines and standardized computing equipment

*	On December 10, 2024, the board of directors decided to sell the Nanjing Lucun, a wholly-owned subsidiary of the company before April 30, 2025. The sale of Nanjing Lucun falls under the category of non-continuing operations that have significant impact on the company’s entity’s operation, financial performance, or represent a strategic shift as it conforms to the definition of discontinued operations under ASC 205-20-45-1A to 45-1C and ASC 205-20-45-1E. We retrospectively classified it as a discontinued operation

AGM Technology, AGM Tianjin, AGM Beijing, AGM Software, Nanjing Lucun, AGM Defi Lab, AGM Defi Tech, Beijing Keen Sense, AGM Electronic, AGM Canada, Beijing Bixin, AGM Energy, and AGM Integrated, are referred to as subsidiaries. AGM Holdings and its consolidated subsidiaries are collectively referred to herein as the “Company” unless specific reference is made to an entity.

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

Discontinued Operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in ad distribution to owners in a spinoff).

For the component disposed of other than by sale in accordance with paragraph 360-10-45-15, the Company adopted ASC Topic 205-20-45-3 and reported the results of operations of the discontinued operations, less applicable income tax expenses or benefits as a separate component in the statement where net income (loss) is reported for current and all prior periods presented.

Based on a strategic plan, the Company decided to sell Nanjing Lucun. As of December 31, 2024 and 2023, the operations of these entities were reclassified as discontinued operations. For the years ended December 31, 2024 and 2023, the operations of the above entities were presented in discontinued operations.

Reclassification

Certain prior period amounts have been reclassified to conform to current period presentation in order to reflect the discontinued operations of Nanjing Lucun. None of the ese reclassifications had an impact on reported financial position or cash flows for any of the period presented.

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

The consolidated balance sheet balances, with the exception of equity at December 31, 2024 and December 31, 2023 were translated at RMB7.1884 and RMB7.0827 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2024, 2023 and 2022 were RMB7.1217, RMB7.0467 and RMB6.7261 to $1.00, respectively.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Significant estimates and assumptions by management include, among others, allowance for doubtful accounts, discount rate for leases, depreciation of property and equipment and impairment assessments of long-lived assets and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and cash equivalents

Cash and cash equivalents are financial assets that are either cash or highly liquid investments with an original maturity term of 90 days or less. At December 31, 2024 and 2023, the Company’s cash equivalents primarily consist cash in various financial institutions.

Restricted cash

Restricted cash includes deposits whose accounts are frozen due to overdue reconciliation and no transaction has occurred for a long time. The balance of restricted cash was $2 and $1,573 from continuing operations and $8,037 and nil from discontinued operation as of December 31, 2024 and 2023, respectively.

Inventories

Inventories, primarily consisting of standardized computing equipment, which are finished goods from manufacturers. Inventories are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the first-in first-out cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. No inventory write-down was recorded for the years ended December 31, 2024, 2023, and 2022.

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

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Company’s receivables within the scope of expected credit losses model, along with reasonable and supportable forecasts as a basis to develop the Company’s expected loss estimates. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

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

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

The Company acts as a principal as it takes control of the merchandises, is primarily obligated for the merchandise sold to the consumers, bears inventory risks and has the latitude in establishing prices. For the years ended December 31, 2024, 2023 and 2022, the Company derives revenue from the sale of cryptocurrency mining machines and standardized computing equipment. The Company recognizes product revenues on a gross basis as the Company is responsible to fulfill the promise to provide specified goods. Revenue is recognized at a point in time upon the transfer of control of products to customers.

Contract liability

The contract liabilities consist of advances from customers, which relate to unsatisfied performance obligations at the end of each reporting period and consists of cash payments received in advance from customers in sales of server products, cryptocurrency mining machines and standardized computing equipment. As of December 31, 2024 and 2023, the Company’s advances from customers amounted to $539 and $3,707,166 from continuing operations and$4,537,799 and $26,424,582 from discontinued operation, respectively.

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

The Company determines if an arrangement is a lease upon inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The right to control the use of an asset includes the right to obtain substantially all of the economic benefits of the underlying asset and the right to direct how and for what purpose the asset is used. Upon adoption of ASU 2016-02 and related standards, operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is the Company’s incremental borrowing rate or, if available, the rate implicit in the lease. The Company includes options to renew the lease as part of the right of use lease asset and liability when it is reasonably certain the Company will exercise the option. The Company also takes into considerations when certain lease contains fair value purchase and termination options with an associated penalty. Operating leases are included in operating lease right-of-use (“ROU”) assets and current and non-current lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets. There were no finance leases for the years ended December 31, 2024, 2023 and 2022.

Selling, general & administrative (income)/expenses

Selling, general and administrative expenses consist primarily of bad debt expense, sales and administrative employee-related expenses, professional fees, travel costs, and other corporate expenses.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Government grants

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. From June 15, 2021, Nanjing Pukou Economic Development Zone Management Committee (the “Committee”) provided an office to the Company for free for 5 years to attract the enterprise for the development of the integrated circuit industry in Nanjing. As of December 31, 2024 and 2023, the balance of deferred government grant was nil and nil from continuing operations and $55,334 and $97,137 from discontinued operation, respectively. The amount of other income for the government grant recognized during the years ended December 31, 2024, 2023 and 2022 was nil, nil and nil from continuing operations and $40,074, $40,501 and $42,431 from discontinued operation, respectively.

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

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2024, 2023 and 2022, the Company had uncertain tax positions accrued, and will continue to evaluate for uncertain positions in the future.

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

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Comprehensive Income/(Loss)

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/(loss), its components and accumulated balances. Components of comprehensive income/(loss) include net income and foreign currency translation adjustments. For the years ended December 31, 2024, 2023 and 2022, the only component of accumulated other comprehensive loss was foreign currency translation adjustments.

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

Earnings per Common Share

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

Statutory reserves

In accordance with the PRC Company Laws, the Company’s PRC subsidiaries must make appropriations from their after-tax profits as determined under the People’s Republic of China Generally Accepted Accounting Principles (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the years ended December 31, 2024, 2023 and 2022, profit appropriation to statutory surplus fund for the Company’s entities incorporated in the PRC was nil, nil and $272,037, respectively. No appropriation to other reserve funds was made for any of the periods presented.

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

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - DISCONTINUED OPERATION

On December 10, 2024, the Company decided to sell the subsidiaries, Nanjing Lucun, based on a strategic plan. Purchasers have not yet been identified however these entities are ready for sale.

In accordance with the provisions of ASC 205-20, we determined that the results from operations assets and liabilities associated with Nanjing Lucun were to be excluded from our continuing operations and presented as a discontinued operation in our consolidated financial statements. As a result, we classified the results from operations of Nanjing Lucun separately in captions titled “discontinued operations” on our consolidated statements of operations and comprehensive income/(loss) for the current and prior year. Additionally, assets and liabilities associated with Nanjing Lucun as of December 31, 2023 were reclassified from certain amounts reported in prior years to present separately in captions titled “assets of discontinued operations – current”, “assets of discontinued operations – non-current”, “liabilities of discontinued operations – current” and “liabilities of discontinued operations – non-current” to conform to current year financial statement presentation.

The following is a summary of assets and liabilities as of December 31, 2024 and a reconciliation of assets and liabilities disclosed in the notes to financial statements that are presented as a discontinued operation on the consolidated balance sheet as of December 31, 2023:

	December 31,	December 31,
	2024	2023
ASSETS OF DISCONTINUED OPERATION
CURRENT ASSETS:
Cash and cash equivalents	$469	$51,393
Restricted cash	8,037	-
Inventories	-	5,502,404
Advances to suppliers, net	2,795,162	71,299,563
Prepayment and other current assets, net	3,497,724	61,147
Total current assets	6,301,392	76,914,507
NON - CURRENT ASSETS:
Property and equipment, net	6,512	370,616
Operating lease right-of-use assets	55,334	260,522
Deferred tax assets	6,247,083	6,245,291
Total non - current assets	6,308,929	6,876,429
TOTAL ASSETS	$12,610,321	$83,790,936

LIABILITIES OF DISCONTINUED OPERATION
CURRENT LIABILITIES:
Accounts payable	$2,640	$1,902,320
Accrued expenses and other payables	1,233,311	156,141
Advances from customers	4,537,799	26,424,582
Due to related parties	-	182,558
Deferred government grant, current	38,792	37,610
Operating lease liabilities, current	-	70,998
Income tax payable	659,919	670,481
Total current liabilities	6,472,461	29,444,690
NON - CURRENT LIABILITIES:
Operating lease liabilities, non-current	-	73,596
Deferred government grant, non-current	16,543	59,527
Total non - current liabilities	16,543	133,123
TOTAL LIABILITIES	$6,489,004	$29,577,813

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - DISCONTINUED OPERATION (Continued)

The following is a reconciliation of the major classes of financial statement line items constituting net (loss)/income from discontinued operations from Nanjing Lucun, our discontinued operation, that is disclosed in the notes to the financial statements and presented in the consolidated statements of net (loss)/income for the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31,
	2024	2023	2022
Net revenues	$23,871,417	$24,148,914	$39,289,537
Cost of revenues	(23,443,331)	(22,672,758)	(34,967,113)
Gross profit	428,086	1,476,156	4,322,424
Operating expenses	(882,885)	(26,538,318)	(772,706)
Other income/(expenses).net	71,756	(70,220)	77,429
(Loss)/income before income tax	$(383,043)	$(25,132,382)	$3,627,147
Income tax expense	94,501	6,277,197	(906,787)
(Loss)/income from discontinued operation, net of income tax	$(288,542)	$(18,855,185)	$2,720,360

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31,	December 31,
	2024	2023
Accounts receivable	21,545,104	12,275,650
Allowance for doubtful accounts	(8,159,597)	(7,415,079)
	$13,385,507	$4,860,571

The Company reversed credit losses of nil and recorded credit losses of $744,518 for the year ended December 31, 2024 and reversed credit losses of $21,946,806 and recorded credit losses of $1,892,597 for the year ended December 31, 2023, and recorded $27,469,288 for the year ended December 31, 2022, respectively.

Note 5 - ADVANCES TO SUPPLIERS, NET

Advances to suppliers consisted of the following:

	December 31,	December 31,
	2024	2023
Advances to suppliers	1,639,727	3,512,292
Provision for impairment	(1,539,867)	(3,508,411)
	$99,861	$3,881

For the year ended December 31, 2024, 2023 and 2022, the Company recorded provision of $1,539,867, 3,508,411 and nil for the advances to suppliers.

Note 6 - INVENTORIES

Inventories, primarily consisted of cryptocurrency mining machines and standardized computing equipment, which are finished goods from manufactures. As of December 31, 2024 and 2023, inventories consisted of the following:

	December 31,	December 31,
	2024	2023
Finished goods	$27,172,200	$-

No inventory write-down was recorded for the years ended December 31, 2024, 2023 and 2022.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Prepayment and OTHER CURRENT ASSETS

Prepayment and other current assets consist of prepaid expenses, other receivables, and deposits. As of December 31, 2024 and 2023, prepayment and other current assets consisted of the following:

	December 31,	December 31,
	2024	2023
Loan receivable (1)	$4,182,031	$3,796,003
Prepaid input VAT	1,088	1,105
Deposits and others	1,147,517	1,148,760
Subtotal	5,330,636	4,945,868
Allowance for credit losses (2)	(1,155,768)	(1,155,768)
Total prepayment and other current assets	$4,174,868	$3,790,100

(1)

In 2021, the Company entered into a loan agreement to lend $400,000 to AGM Group Ltd. In April 2022, both parties agreed to increase the loan amount by additional $900,000 at the interest rate of 1% as working capital support and further increased the amount to $1,200,000 on April 4, 2023. As of December 31, 2024, the total amount of loans to AGM Group Ltd. was $1,350,000, generating interest income of $37,978.

On April 10, 2022, 19 July, 2022 and 18 October, 2022, the Company entered into a loan agreement with a third party, Muliang Agriculture Limited, to lend $280,000, $20,000 and $5,000 at the interest rate of 1% for one year as working capital support. On April 9, 2023, both parties agreed to extend the term to December 31, 2024 and increased the amount to a total of $600,000. On December 3, 2024, both parties agreed to further extend the term to December 31, 2025. As of December 31, 2024, the total amount of loans to Muliang Agriculture Limited was $465,000, generating interest income of $10,408.

On March 1, 2023, the Company entered into a loan agreement with a third party, Northnew Management Limited, to lend $2,000,000 at the interest rate of 1%. On March 10, 2024, both parties agreed to extend the term to December 31, 2024 and increased the amount to $2,300,000. On December 11, 2024, both parties agreed to further extend the term to December 31, 2025. As of December 31, 2024, the total amount of loans to Northnew Management Limited was $2,295,426, generating interest income of $28,535.

(2)	As of December 31, 2024, 2023 and 2022, the balance of credit losses was $1,155,768, 1,155,768 and nil, respectively.

Note 8 - PROPERTY AND EQUIPMENT, NET

As of December 31, 2024 and 2023, property and equipment, net consisted of the following:

	December 31,	December 31,
	2024	2023
Electronic equipment	$150,309	$152,552
Office equipment	12,764	12,954
Leasehold improvement	-	-
Total property and equipment	163,073	165,506
Less: accumulated depreciation	(154,541)	(156,444)
Total property and equipment, net	$8,532	$9,062

Depreciation and amortization expenses for the years ended December 31, 2024, 2023 and 2022 were $400, $668 and $1,327, respectively. For the years ended December 31, 2024, 2023 and 2022, the Company recognized loss of nil, nil and nil on disposed of property and equipment in the consolidated statements of operations, respectively. There was no impairment recorded for these property and equipment for the years ended December 31, 2024, 2023 and 2022.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - INTANGIBLE ASSETS, NET

As of December 31, 2024 and 2023, intangible assets, net consisted of the following:

	December 31,	December 31,
	2024	2023
AGM domain name	$14,800	$14,800
Software	50,000	50,000
Total intangible assets	64,800	64,800
Less: accumulated amortization	(32,273)	(20,793)
Total intangible assets, net	32,527	44,007

For the years ended December 31, 2024, 2023 and 2022, amortization expenses amounted to $11,480, $11,479 and $3,147 respectively. The following is an estimated, by fiscal years, of amortization amount of intangible asset,

Year ending December 31,
2025	$11,480
2026	11,480
2027	9,567
Total	$32,527

Note 10 - RELATED PARTY TRANSACTIONS AND BALANCES

As of December 31, 2024, related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
HongKong Kisen Co., Limited (“HongKong Kisen”)	Company ultimately controlled by Chief Strategy Officer (“CSO”)

Due to related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of December 31, 2024 and 2023, due to related parties consisted the following:

	December 31,			Interest	Exchange Rate	December 31,
	2023	Received	Repayment	Expenses	Translation	2024
Yufeng Mi	4,571			-	(68)	4,503
HongKong Kisen (1)	9,240,203	962,000	(8,021,693)	9,565	5,873	2,195,948
Total due to related parties	9,244,774	962,000	(8,021,693)	9,565	5,805	2,200,451

(1)

On April 7, 2022, the Company entered into a loan agreement with HongKong Kisen to borrow $10,000,000 at the interest rate of 0.1% for 10 months as working capital support and repaid $2,000,000 to HongKong Kisen in advance in 2022.

On January 1, 2023, both parties agreed to terminate the loan agreement mentioned above and obtain borrowings up to $20,000,000 at the interest rate of 0.1% for one year as working capital support. On January 1, 2024, both parties agreed to extend the loan to December 31, 2024.

In 2023, the Company borrowed $4,384,975 from HongKong Kisen and repaid $3,160,000, generating interest expense of $9,316.

In 2024, the Company borrowed $962,000 from HongKong Kisen and repaid $8,021,693, generating interest expense of $9,565, as of December 31,2024.

The loan mentioned above can be extended on both parties’ consents.

Apart from loan from HongKong Kisen, the balance of due to related parties represents expenses incurred by related parties in the ordinary course of business. These amounts are interest free, unsecured and could be settled on demand.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – SHAREHOLDERS’ EQUITY

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

As of December 31, 2024 and 2023, the Company had 1,652,175 and 1,652,175 warrants outstanding to purchase 1,652,175 and 1,652,175 class A ordinary shares with weighted average exercise price of $8.3 per share and remaining contractual lives of 1.45 and 2.45 years.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – SHAREHOLDERS’ EQUITY (Continued)

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2024:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2022
Issued	1,652,175	$8.3
Exercised	-	-
Expired	-	-
Warrants outstanding, as of December 31, 2023	1,652,175	$8.3
Issued	-	-
Exercised	-	-
Expired	-	-
Warrants outstanding, as of December 31, 2024	1,652,175	$8.3
Warrants exercisable, as of December 31, 2024	1,652,175	$8.3

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2024 and 2023, net assets restricted in the aggregate included in the Company’s consolidated net assets were $335,696 and $335,696, respectively.

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

The China EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in China be treated as a resident enterprise for PRC tax purpose and consequently be subject to China income tax at the rate of 25% for its worldwide income. The Implementing Rules of the China EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” On April 22, 2009, China State Administration of Taxation further issued a notice entitled “Notice regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their place of Effective Management.” Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations mainly function in China; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in China; (iii) its major assets, accounting books, company sales, minutes and files of board meetings and shareholders’ meetings are located or kept in China; and (iv) more than half of the directors or senior management personnel with voting rights reside in China. Based on a review of surrounding facts and circumstances, the Company believe that there is an uncertain tax position as to whether its operations outside of China will be considered a resident enterprise for PRC tax purposes due to limited guidance and implementation history of the China EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25%. For the years ended December 31, 2024, and 2023, the Company has evaluated this uncertain tax position and recorded a tax liability on the Consolidated Balance Sheet.

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

AGM Beijing, AGM Tianjin, and Beijing Keen Sense are subject to 25% China statutory tax rate. AGM Beijing, AGM Tianjin, Beijing Keen Sense and AGM Defi Lab incurred net loss for the year ended December 31, 2024.

The provision for income taxes consisted of the following:

	For The Year Ended December 31,
	2024	2023	2022
Current	$(1,558,286)	$(394,138)	$(10,499,015)
Deferred	(772,605)	(3,699,019)	7,061,033
Total	$(2,330,891)	$(4,093,157)	$(3,437,982)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For The Year Ended December 31,
	2024	2023	2022
Statutory income tax rate	25%	25%	25%
Tax effect of different tax rates in other jurisdictions	5%	1%	2%
Tax effect of non-deductible expenses	-%	-%	1%
Changes in valuation allowance	11%	-%	-%
Effective tax rate	41%	26%	28%

The summary of cumulative net operating losses carried forward for the Company’s subsidiaries in different regions is as follows:

	For The Year Ended December 31,
	2024	2023	2022
PRC Region	$4,321,912	$2,666,264	$1,262,629
HK Region	2,544	1,908	-
Singapore Region	6,440	6,440	6,444
Total cumulative net operating loss carry-forward	$4,330,896	$2,674,612	$1,269,073

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - INCOME TAX (Continued)

Components of the Company’s net deferred tax assets are set forth below:

	December 31,	December 31,
	2024	2023
Deferred tax assets:
Net operating loss carry-forwards	$604,689	$469,409
Allowance for doubtful accounts	2,328,841	2,142,711
Impairment provision of advances to suppliers	384,967	877,103
Lease liability	-	2,184
Total of deferred tax assets	$3,318,497	$3,491,408
Less: valuation allowance	(604,689)
Net deferred tax assets	$2,713,808	$3,491,408

Defer tax liabilities:
Right-of-use assets	$-	$(2,432)
Total deferred tax liabilities	-	(2,432)
Deferred tax assets, net	$2,713,808	$3,488,976

As of December 31, 2024 and 2023, deferred tax assets, net of the Company were of $2,713,808 and $3,488,976, respectively, which was consisted of allowance for doubtful accounts and operating loss carry-forwards. As of December 31, 2024, the Management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would be realizable and therefore valuation allowance of $604,689 was accrued accordingly.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the company’s tax position and recognized liabilities for uncertain tax positions for the years ended December 31, 2024, 2023 and 2022, and the period from inception (April 27, 2015) to December 31, 2015. The Company recognized liabilities for uncertain tax positions, which was included in income tax payable on the Consolidated Balance Sheets as of December 31, 2024 and 2023.

The activity of the unrecognized tax positions related to the Company’s uncertain tax positions is summarized as follows:

	As of December 31,
	2024	2023	2022
Gross beginning balance	$6,961,166	$6,567,028	$2,960,155
Gross increase to tax positions in the current period	1,558,286	394,138	3,606,873
Gross ending balance	$8,519,452	$6,961,166	$6,567,028

There were no interests and penalties in relation to the Company uncertain tax positions for the years ended December 31, 2024, 2023 and 2022.

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

As of December 31, 2024 and 2023, the Company had $128,093 and $144,059 of cash balance held in China banks, respectively. China banks protect consumers against loss if their bank or thrift institution fails, and each of the Company’s bank accounts are insured up to RMB500,000 (approximately $69,557). As a result, cash held in China financial institutions of $30,578 and $30,176 were not insured as of December 31, 2024 and December 31, 2023, respectively. As of December 31, 2024 and 2023, the Company had $1,042,371 and $1,406,027 of cash balance held in Hongkong banks, respectively. The Hong Kong Deposit Protection Scheme insures eligible deposits up to HK$500,000 (approximately $64,369) per depositor per bank. As a result, cash held in Hongkong financial institutions of $909,606 and $1,265,389 were not insured as of December 31, 2024 and December 31, 2023, respectively. The Company have not experienced any losses in such accounts through December 31, 2024.

The Company’s cash position by geographic area was as follows:

	December 31, 2024		December 31, 2023
Country:
Singapore	$228,448	19%	$234,897	15%
China (Hongkong)	936,264	80%	1,310,551	84%
China (Mainland)	5,752	1%	4,638	1%
Total cash and cash equivalents	$1,170,464	100%	$1,550,086	100%

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

Customers

For the year ended December 31, 2024, three customers accounted for 64%, 21% and 12% of the Company’s revenues, respectively. For the year ended December 31, 2023, three customers accounted for 53%, 19% and 13% of the Company’s revenues, respectively. For the year ended December 31, 2022, four customers accounted for 24%, 23%, 15% and 14%of the Company’s revenues, respectively.

Suppliers

For the year ended December 31, 2024, two suppliers accounted for 75% and 25% of the Company’s total cost of revenues. For the year ended December 31, 2023, four suppliers accounted for 29%, 26%, 24% and 10% of the Company’s total cost of revenues. For the year ended December 31, 2022, two suppliers accounted for 56% and 19% of the Company’s cost of revenues, respectively.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - COMMITMENTS AND CONTINGENCIES

In February, 2024, an individual plaintiff filed a claim against AGM Beijing for a contract dispute. The trial court has ruled against AGM Beijing for an amount of RMB 733,987.98 (US$102,107), upon which the Company has filed an appeal.

Note 16 - SUBSEQUENT EVENTS

On March 2, 2025, the Company, entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC, to act as the exclusive placement agent (the “Placement Agent”) on a best efforts basis in connection with an offering for the issuance and sale (the “Offering”) of 16,390,000 Class A ordinary shares (the “Shares”), par value $0.001 per share (the “Class A Ordinary Shares”) and 16,390,000 warrants each to purchase one Class A Ordinary Share (the “Warrants”), at a combined offering price of $0.33 per Class A Ordinary Shares and Warrant. The Offering closed on March 4, 2025. The Company received approximately $5.4 million in gross proceeds from the Offering, before deducting placement agent fees, accountable expenses and other estimated offering expenses. The Company intends to use the net proceeds from the Offering to fund a purchase agreement, by and between AGM Technology Limited, a subsidiary of the Company, and a third-party vendor to acquire 2,000 bitcoin mining machines for a total purchase price of US$9.62 million.

As of May 13, 2025, a total of 74,459,113 additional Class A shares have been issued, and the total number of A-shares outstanding on May 13, 2025 is 98,713,955.

On May 6, 2025, the Hong Kong subsidiary of the Company, AGM HK, entered into an Equity Transfer Agreement by and among AGM HK, Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”) and Hong Kong Giant Electronics Co., Limited (“Giant Electronics”) for the sale of shares of Nanjing Lucun held by AGM HK to Giant Electronics (the “Equity Transfer Agreement”). On May 7, 2025, the sale of Nanjing Lucun was completed.

The Company has evaluated subsequent events through the issuance of the consolidated financial statements as of May 13, 2025 and noted that there are no other subsequent events.