Form 20-F/A
period 2024-12-31
AGM GROUP HOLDINGS, INC.
filed 2025-08-22
CIK 1705402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

☐ Yes ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F/A (the “Amendment”) is being filed by AGM Group Holdings Inc. (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, originally filed with the U.S. Securities Exchange Commission (the “SEC”) on May 13, 2025 (the “Original Filing”).

The Company is filing this Amendment to amend Item 16G. Item 16G is hereby amended to clarify that we have elected to follow our home country exemption in the BVI in lieu of certain Listing Rules of The Nasdaq Stock Market LLC.

Except as described above, no other changes have been made to the Original Filing. Otherwise, this Amendment speaks as of the date of the Original Filing, and does not modify, amend or update any other item or disclosures in the Original Filing. As such, this Amendment does not reflect events occurring after the filing of the Original Filing or modify or update those disclosures affected by subsequent events. The Company’s Chief Executive Officer and Principal Financial Officer are providing currently dated revised certifications as Exhibits 12.1, 12.2, and 13.1 in connection with this Amendment. The filing of this Amendment should not be understood to mean that any statements contained in the Original Filing, as amended by this Amendment, are true or complete as of any date subsequent to the filing date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing.

i

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

We rely on home country practice exemption with respect to (i) the requirement for holding annual shareholders meetings under Nasdaq Rule 5620(a), (ii) the requirement to obtain shareholders’ approval of all equity compensation plans and material amendment thereto under Nasdaq Rule 5635(c), and (iii) the requirement to obtain shareholders’ approval for certain transactions other than public offering under Nasdaq Rule 5635(d). We did not hold an annual meeting of shareholders during the fiscal year ended December 31, 2024; did not obtain shareholders’ approval for the adoption of the 2024 Equity Incentive Plan; and did not obtain shareholders’ approval for the Registered Direct Offering that was closed on March 4, 2025. Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice regarding shareholder approval requirements. The BVI does not require shareholder approval prior to any of the foregoing types of circumstances. As the corporate governance practices in the BVI do not require shareholder approval for any of the foregoing types of transactions, we are not obligated to obtain such approval before entering into transactions involving the potential issuance of securities as described above. To the extent we choose to follow home country practice in lieu of other Nasdaq listing rules in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Capital Structure and Class A Ordinary Shares- We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance.”

Part III

Item 19 Exhibits

Exhibit No.	Description of Exhibit

12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a) and Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a) and Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Principal Executive Officer and Principal Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this Amendment No. 1 to Annual Report on Form 20-F.

**	Furnished with this Amendment No. 1 to Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
		Name:	Bo Zhu
		Title:	Chief Executive Officer, Chief Strategy Officer and Director

Date: August 22, 2025

3