Form 20-F
period 2025-12-31
AGM GROUP HOLDINGS, INC.
filed 2026-08-07
CIK 1705402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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
Unit 2212, 22/F, CC Wu Building, 302-308 Hennessy Road

Wanchai, Hong Kong

(Address of principal executive offices)

Bo Zhu, Chief Executive Officer
+852-975-02047
zhubo@agmhgroup.com
c/o Creative Consultants (Hong Kong) Limited
Unit 2212, 22/F, CC Wu Building, 302-308 Hennessy Road

Wanchai, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
class A ordinary shares, par value US$0.05 per share	AGMH	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of issued and outstanding shares of each of the issuer’s classes of shares as of the close of the period covered by the annual report: 2,547,191 class A ordinary shares and 1,200,000 class B ordinary shares issued and outstanding as of December 31, 2025.

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

☐ Yes ☒ No

i

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “AGM Holdings” refer to AGM Group Holdings Inc., a British Virgin Islands business company limited by shares. “Class A Ordinary Shares” refers to class A ordinary shares, par value US$0.05 per share and “Class B Ordinary Shares” refers to class B ordinary shares, par value US$0.05 per share. We have the following subsidiaries:

●	KOI Global Ltd (Previously known as “AGM Software Service LTD”), a corporation incorporated in British Virgin Islands (“AGM Software”) and a 55%-owned subsidiary of AGM Holdings;

●	AGM Canada Holdings Limited, a corporation incorporated in British Columbia, Canada (“AGM Canada”) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Electronic Technology Limited, a Hong Kong SAR company (“AGM Electronic”) and a wholly-owned subsidiary of AGM Holdings;

●	AGM Energy Corp., a corporation incorporated in Alberta, Canada (“AGM Energy”) and a 49% owned entity by AGM Canada;

●	AGM Integrated Tech Limited, a Hong Kong SAR company (“AGM Integrated”), and a wholly-owned subsidiary of AGM Holdings;

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The Consolidated Balance Sheets balances, with the exception of equity on December 31, 2025 and 2024, were translated at RMB7.0288 and RMB7.1884 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Loss/Income and the Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023 were RMB7.1429, RMB7.1217 and RMB7.0467 to $1.00, respectively.

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

Item 3 Key Information

Overview

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Item 3. Key Information - D. Risk Factors” in this annual report beginning on page 11. We provide the following disclosure to help investors better understand our historical operations in China and the associated risks.

AGM Group Holdings Inc., or AGM Holdings, is a holding company incorporated in the British Virgin Islands, or the BVI. As a holding company with no material operations, AGM Holdings conducts its operations through its subsidiaries established in Hong Kong SAR, the British Virgin Islands and Canada. However, neither the holding company nor any of the Company’s subsidiaries conduct any operations through contractual arrangements with a variable interest entity (VIE) based in China. Prior to the disposal of our PRC subsidiaries, investors in our securities did not directly hold equity interests in those former PRC operating entities, but held equity solely in AGM Holdings, our BVI holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States.

Corporate Structure

Our equity structure is a direct holding structure. Below is a chart illustrating our corporate structure as of the date of this annual report:

Transfers of Cash Among Subsidiaries

Within our direct holding structure, the cross-border transfer of funds among our current subsidiaries is subject to the laws and regulations applicable in their respective jurisdictions. After the foreign investors’ funds enter AGM Holdings, AGM Holdings is permitted under the BVI laws to provide funding to our subsidiaries in Hong Kong SAR, the British Virgin Islands and Canada, and was permitted to provide funding to our then subsidiary in Singapore, through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Our subsidiaries in Hong Kong SAR were permitted under Hong Kong laws to provide funding to our then subsidiaries in the PRC. Each of our subsidiaries in Hong Kong SAR is, as applicable, permitted under the laws of Hong Kong to provide funding to AGM through dividend distribution without restrictions on the amount of the funds, and our former subsidiary in Singapore was permitted under Singapore laws to do so prior to its disposal. See “Transfers of Cash to and from Our Subsidiaries” on page 5 of this annual report.

Regulatory Permissions

Historically, some of our operations were conducted in China through our subsidiaries. As of the date hereof, we have completed the disposal of our subsidiaries in China and no longer directly or indirectly own or control any operating entities in China. Pursuant to the applicable PRC regulations and guidelines regarding the filing requirements for overseas offering and listing of domestic enterprises, we are preparing to submit post-filing materials to the CSRC after the filing of this annual report, with the specific submission being made on the basis that we are not within the scope of entities subject to the CSRC filing requirements, and to explain that, based on the current facts and circumstances, we believe that we no longer fall within the scope of the filing regime applicable to domestic enterprises conducting overseas offerings and listings. However, whether the CSRC accepts our determination and whether we will continue to be deemed subject to the filing requirements applicable to domestic enterprises conducting overseas offerings and listings will ultimately depend on the CSRC’s reviews, feedback, or other regulatory determinations with respect to the materials submitted by us. Until such clear determination is made, we cannot assure that the CSRC will agree with our assessment that we are no longer within the scope of the filing requirements, nor can we determine whether we may still be required to complete filing, reporting, approval, or other regulatory procedures in connection with our overseas securities offerings, future financing activities, or other related matters. Nevertheless, if the CSRC or other PRC regulatory authorities determine that we remain subject to applicable filing or regulatory requirements, or if applicable laws, regulations, regulatory policies, applicable standards, or interpretations thereof change, we may be required to complete additional filing, reporting, approval, or other regulatory procedures. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations could have had on companies with historical operations in China. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental authorities.

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves significant risks. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully under “Item 3. Key Information-D. Risk Factors” beginning on page 11 of this annual report.

Risks Related to Our Business and Industry

●	Our financial and operating performance may be adversely affected by epidemics, natural disasters, and other catastrophes (see “Risk Factors - Risks Related to Our Business and Industry - Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes” on page 15 of this annual report);

●	We might require additional capital to support business growth (see “Risk Factors - Risks Related to Our Business and Industry - We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all” on page 15 of this annual report);

●	Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers (see “Risk Factors - Risks Related to Our Business and Industry - Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers” on page 17 of this annual report);

●	Significant contributors to the bitcoin network could propose amendments to its protocols and software which, if accepted and authorized, could negatively impact our business and operations (see “Risk Factors - Risks Related to Our Business and Industry - Significant contributors to the bitcoin network could propose amendments to its protocols and software which, if accepted and authorized, could negatively impact our business and operations” on page 11 of this annual report).

Risks Related to Doing Business in China (for a more detailed discussion, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China” on page 21 of this annual report)

●	Except for the filing procedure with the CSRC required under the Overseas Listing Trial Measures, no relevant PRC laws or regulations in effect require us or our former subsidiaries to obtain permission from any PRC authorities to issue securities to foreign investors. However, if our holding company was required to obtain approval or filing in the future and was denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors (see “Risk Factors—Except for the filing procedure with the CSRC required under the Overseas Listing Trial Measures, no relevant PRC laws or regulations in effect require us or our former subsidiaries to obtain permission from any PRC authorities to issue securities to foreign investors. However, if our holding company was required to obtain approval or filing in the future and was denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 21 of this annual report);

●	The M&A Rules and certain other PRC regulations establish strict procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China (see “Risk Factors - The M&A Rules and certain other PRC regulations establish strict procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 26 of this annual report);

●	China’s legal system is evolving and has differences with that of the United States that could limit the legal protection available to you (see “Risk Factors - Risks Related to Doing Business in China - The difference in the legal system between PRC and the United States has an adverse impact on companies’ international operations” on page 31 of this annual report);

●	The joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our Class A Ordinary Shares (see “Risk Factors - Risks Related to Doing Business in China - The joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our Class A Ordinary Shares” on page 35 of this annual report);

●	The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable (see “Risk Factors - Risks Related to Doing Business in China - The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 27 of this annual report);

Risks Related to Our Share Structure and Class A Ordinary Shares (for a more detailed discussion, see “Item 3. Key Information-D. Risk Factors- Risks Related to Our Share Structure and Class A Ordinary Shares” on page 38 of this annual report)

●	Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue shares at such times and on such terms and conditions as the Board of Directors may decide without any further vote or action by our shareholders. Under British Virgin Islands law, our directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our second amended and restated memorandum and articles of association or the BVI Act.

●	The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with certain shareholders, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control (see “Risk Factors - Risks Related to Our Share Structure and Class A Ordinary Shares - The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with certain shareholders, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control” on page 38 of this annual report);

●	The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs (see “Risk Factors - Risks Related to Our Share Structure and Class A Ordinary Shares - The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs” on page 39 of this annual report);

●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance (see “Risk Factors - Risks Related to Our Share Structure and Class A Ordinary Shares - The trading price of our Class A Ordinary Shares has been, and is likely to continue to be, volatile; you might not be able to sell your shares at or above the price that you paid for them and we may not be able to stop the decline of our stock price” on page 39 of this annual report);

●	We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares (see “Risk Factors - Risks Related to Our Share Structure and Class A Ordinary Shares - We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares” on page 40 of this annual report);

Legal and Operational Risks of Operating in the PRC

Historically, because some of our operations were located in the PRC through our subsidiaries, while we continue to maintain operations in Hong Kong through our subsidiaries, we were subject to certain legal and operational risks associated with our operations in China, including changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations that could materially and adversely affect our business, financial condition and results of operations. The PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. During the period when we maintained operations in the PRC, we did not believe that our subsidiaries were directly subject to these regulatory actions or statements, as we had not implemented any monopolistic behavior and our business did not involve the collection of user data or implicate cybersecurity.

As of the date hereof, we have completed the disposal of our subsidiaries in China and no longer directly or indirectly own or control any operating entities in China. Pursuant to the applicable PRC regulations and guidelines regarding the filing requirements for overseas offering and listing of domestic enterprises, we are preparing to submit post-filing materials to the CSRC after the filing of this annual report, with the specific submission being made on the basis that we are not within the scope of entities subject to the CSRC filing requirements, and to explain that, based on the current facts and circumstances, we believe that we no longer fall within the scope of the filing regime applicable to domestic enterprises conducting overseas offerings and listings. However, whether the CSRC accepts our determination and whether we will continue to be deemed subject to the filing requirements applicable to domestic enterprises conducting overseas offerings and listings will ultimately depend on the CSRC’s reviews, feedback, or other regulatory determinations with respect to the materials submitted by us. Until such clear determination is made, we cannot assure that the CSRC will agree with our assessment that we are no longer within the scope of the filing requirements, nor can we determine whether we may still be required to complete filing, reporting, approval, or other regulatory procedures in connection with our overseas securities offerings, future financing activities, or other related matters. Nevertheless, if the CSRC or other PRC regulatory authorities determine that we remain subject to applicable filing or regulatory requirements, or if applicable laws, regulations, regulatory policies, applicable standards, or interpretations thereof change, we may be required to complete additional filing, reporting, approval, or other regulatory procedures. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations could have had on companies with historical operations in China. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental authorities.

For a more detailed discussion, see “- Transfers of Cash to and from Our Subsidiaries”, “- Implications of Holding Foreign Company Accountable Act”, “- PRC Regulatory Permissions” and “Risk Factors - Risks Related to Doing Business in China” beginning on page 21 of this annual report.

Transfers of Cash to and from Our Subsidiaries

AGM Group Holdings Inc. is a holding company with no operations of its own. We conduct our operations in Hong Kong SAR and Canada primarily through our subsidiaries established in Hong Kong SAR, Canada, the British Virgin Islands and our then subsidiaries established in China and Singapore. We may rely on dividends to be paid by our subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Our equity structure is a direct holding structure. Within our direct holding structure, the cross-border transfer of funds within our corporate entities is legal and compliant with the laws and regulations of the PRC. After the foreign investors’ funds enter AGM Holdings, AGM Holdings is permitted under the BVI laws to provide funding to our subsidiaries in Hong Kong SAR, the British Virgin Islands and Canada, and was permitted to provide funding to our then subsidiary in Singapore, through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Our subsidiaries in Hong Kong SAR were permitted under Hong Kong laws to provide funding to our then subsidiaries in the PRC.

Subject to the BVI Act and our second amended and restated memorandum and articles of association, the directors of the Company may, by resolution of directors, authorise a distribution by way of dividend at such time at such amount as they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due. Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Prior to their disposal, AGM HK and AGM Defi Tech were permitted, and AGM Electronic is permitted, under the laws of Hong Kong to provide funding to AGM Holdings through dividend distribution out of profits available for distributions. AGM Software is permitted under the BVI laws to provide funding to AGM Holdings through distribution as long as that immediately following the distribution the value of AGM Software's assets will exceed its liabilities and it will be able to pay its debts as they fall due. Under the Dividend Declarations governed by the Canadian Business Corporations Act (CBCA), AGM Canada is permitted to pay dividends to AGM Holdings as long as the company generates enough profits to pay its liabilities. The dividends may be paid in the form of cash, property, or shares. Per section 403 of the Companies Act, AGM Defi Lab, our then subsidiary established in Singapore, was permitted to declare dividends to AGM Holdings if there are profits available at the time of the declarations.

Current PRC regulations permitted our then PRC subsidiaries to pay dividends to AGM HK, AGM Defi Tech and AGM Electronic only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our then subsidiaries in China was required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve pursuant to the PRC Company Law until such reserve reached 50% of its registered capital. Each of such entity in China was also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its Board of Directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

Certain payments from our then PRC subsidiaries to the Hong Kong subsidiaries were subject to PRC taxes, including business taxes and VAT. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Such taxes did not, prior to the relevant disposals, have any material impact on the transfer of cash from AGM Holdings to AGM HK and AGM Defi Tech, or from AGM HK and AGM Defi Tech to AGM Holdings, and do not currently have any material impact on the transfer of cash from AGM Holdings to AGM Electronic, or from AGM Electronic to AGM Holdings. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S. investors.

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

During the fiscal years ended December 31, 2025, 2024 and 2023, no cash or asset transfers have occurred among the Company and its subsidiaries and we have not declared any dividends to our shareholders. We do not expect to pay any cash dividends in the foreseeable future. We do not have any cash management policies that dictate the amount of such funds and how such funds are transferred.

Implications of Holding Foreign Company Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

GGF CPA LTD, the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2023, 2024 and 2025, included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such auditor’s compliance with the applicable professional standards. GGF CPA LTD is headquartered in Guangzhou, China. While GGF CPA LTD is based in the PRC, it is registered with PCAOB and subject to PCAOB inspection. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the GGF CPA LTD because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of our securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. GGF CPA LTD is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to future offerings, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “The joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our Class A Ordinary Shares” on page 35 of this annual report.

PRC Regulatory Permissions

As of the date hereof, AGM Holdings and its current subsidiaries are not required to obtain any other permissions or approvals from PRC authorities in connection with their current business operations. However, applicable laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license, and permit requirements. If we are required to obtain any such approvals, licenses, or permits in the future and fail to obtain or maintain them, or if we inadvertently conclude that any such approval is not required, or respond to changes in the regulatory environment, we or our subsidiaries could be subject to liabilities, penalties, and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. As of the date hereof, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and whether we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. On September 24, 2024, the State Council issued the Regulations on the Administration of Network Data Security (“Data Security Regulations”), which took effect on January 1, 2025. According to the Data Security Regulations, network data processors that engage in network data processing activities which affect or may affect national security shall undergo a national security review in accordance with the relevant state provisions.

We believe that we will not be subject to the effective Cybersecurity Review Measures, because we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. After the issuance of the Data Security Regulations, we believe that we are no longer subject to the network data security review conducted by the Cyberspace Administration of China, since we currently do not collect data that affects or may affect national security and we do not anticipate that we will be collecting data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Data Security Regulations.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

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

At the Press Conference, officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Overseas Listing Trial Measures or offer and list securities in an overseas market in violation of the Overseas Listing Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

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

As of the date hereof, we have completed the disposal of our subsidiaries in China and no longer directly or indirectly own or control any operating entities in China. Pursuant to the applicable PRC regulations and guidelines regarding the filing requirements for overseas offering and listing of domestic enterprises, we are preparing to submit post-filing materials to the CSRC after the filing of this annual report, with the specific submission being made on the basis that we are not within the scope of entities subject to the CSRC filing requirements, and to explain that, based on the current facts and circumstances, we believe that we no longer fall within the scope of the filing regime applicable to domestic enterprises conducting overseas offerings and listings. However, whether the CSRC accepts our determination and whether we will continue to be deemed subject to the filing requirements applicable to domestic enterprises conducting overseas offerings and listings will ultimately depend on the CSRC’s reviews, feedback, or other regulatory determinations with respect to the materials submitted by us. Until such clear determination is made, we cannot assure that the CSRC will agree with our assessment that we are no longer within the scope of the filing requirements, nor can we determine whether we may still be required to complete filing, reporting, approval, or other regulatory procedures in connection with our overseas securities offerings, future financing activities, or other related matters. Nevertheless, if the CSRC or other PRC regulatory authorities determine that we remain subject to applicable filing or regulatory requirements, or if applicable laws, regulations, regulatory policies, applicable standards, or interpretations thereof change, we may be required to complete additional filing, reporting, approval, or other regulatory procedures. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval is obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Class A Ordinary Shares. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental.

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

For more details, see “Risk Factors - Risks Related to Doing Business in China - Except for the filing procedure with the CSRC required under the Overseas Listing Trial Measures, no relevant PRC laws or regulations in effect require us or our former subsidiaries to obtain permission from any PRC authorities to issue securities to foreign investors. However, if our holding company was required to obtain approval or filing in the future and was denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 21 of this annual report.

3.A. [Reserved]

3.B. Capitalization and Indebtedness.

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds.

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors.

Risks Related to Our Business and Industry

Significant contributors to the bitcoin network could propose amendments to its protocols and software which, if accepted and authorized, could negatively impact our business and operations.

A small group of individuals contribute to the Bitcoin Core Project on GitHub.com, which is a leading source of quasi-governance that works to ensure that the bitcoin blockchain remains decentralized and governed by consensus. According to its website, “Bitcoin Core is an open-source project which maintains and releases Bitcoin client software called ‘Bitcoin Core.’ It is a direct descendant of the original Bitcoin software client released by Satoshi Nakamoto after he published the famous Bitcoin whitepaper.” Bitcoin Core is powered by an open-source development community, but it is maintained by a small group of maintainers and leading contributors.

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

The bitcoin network operates based on an open-source protocol maintained by contributors, largely on the Bitcoin Core project on GitHub. As an open-source project, bitcoin is not represented by an official organization or authority. As the bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the bitcoin network protocol. Although the MIT Media Lab’s Digital Currency Initiative funds the current maintainer Wladimir J. van der Laan, among others, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Changes to a digital asset network which we sell mining machine on may adversely affect an investment in us.

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

Competitive conditions within the bitcoin industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the bitcoin industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our Class A Ordinary Shares.

We are dependent on our major customers for the majority of our revenues. The loss of one or more significant customers could adversely affect our financial condition, prospects and results of operations.

For the fiscal year ended December 31, 2025, the top five customers accounted for 19%, 18%, 16%, 15% and 14% of the Company’s revenues, respectively. For the fiscal year ended December 31, 2024, three customers accounted for 64%, 21% and 12% of the Company’s revenues. If we were to lose any key alliances over a relatively short period of time or if one of our largest customers fails to pay or delays in paying a significant amount of our outstanding receivables, we could experience an adverse impact on our business, financial condition, results of operations, cash flows and prospects. Additionally, changes in ownership of our customers may result in the loss of, or reduction in, business from those customers, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We are dependent on a limited number of suppliers, and delays in deliveries or increases in the cost could harm our business, results of operations and financial condition.

Our ability to meet our customers’ demand for our service depends upon obtaining adequate supplies on a timely basis. We have established relationships with a limited number of suppliers. For the fiscal year ended December 31, 2025, we had only one supplier, which accounted for 99% of its total cost of revenues. For the fiscal year ended December 31, 2024, two suppliers accounted for 75% and 25% of the Company’s total cost of revenues. Should any of our current suppliers be unable to deliver their service or otherwise fail to deliver in a timely manner and at acceptable prices and quality, we would have to identify and quality replacements from alternative sources of supply. However, the process of qualifying new suppliers for complex components is also lengthy and could have a material adverse effect on our business, financial condition and results of operations. Additionally, increase in costs may adversely impact demand for our services or the results of our business operations.

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

We intend to continue to dedicate significant resources to our user acquisition efforts, including establishing new acquisition channels, particularly as we continue to grow and introduce new services. The overall number of users may be affected by several factors, including our brand recognition and reputation, the effectiveness of our risk control, the efficiency of our platform, the macroeconomic environment and other factors. For the technology hardware business, senior sales personnel contact customers directly to promote and introduce product attributes, functions, operation and maintenance. Furthermore, we plan to use search engine marketing, search engine optimization, inherent virus marketing features developed within our products and social network marketing to targeted users. We believe the brand value will develop rapidly as our product inherently brings more educational value to retail clients as comparing to competitors’ product. However, we have sufficient human resource to market our services, which will result in an increase in operation cost. If we are unable to broaden our market or attract new users, or if the existing users do not continue to use our software, we might be unable to increase our revenues as we expect, and our business and results of operations may be adversely affected.

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

Additionally, if we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

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

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our services;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with clients, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing business; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

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

Our business operations depend on the continued services of our senior management. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

As required by Form 20-F, our management is required to assess the effectiveness of our internal control over financial reporting and include a report in our annual report on Form 20-F. In preparing our consolidated financial statements for the years ended December 31, 2025 and 2024, our management identified material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is the lack of personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. This material weakness remained as of December 31, 2025. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

In addition, once we cease to be a “non- accelerated filer” as such term is defined under Rule 12b-2 under the Exchange Act, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002, pursuant to which our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Risks Related to Doing Business in China

Except for the filing procedure with the CSRC required under the Overseas Listing Trial Measures, no relevant PRC laws or regulations in effect require us or our former subsidiaries to obtain permission from any PRC authorities to issue securities to foreign investors. However, if our holding company was required to obtain approval or filing in the future and was denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

As of the date of this annual report, the Company has disposed of all of its PRC subsidiaries. However, as the Company historically maintained subsidiaries and conducted operations in the PRC, the Company may remain subject to certain compliance requirements arising from its historical operations in the PRC. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and has replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official from the Cyberspace Administration of China indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the Revised Review Measures, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Furthermore, and more significantly, the State Council officially promulgated the Administration Regulations on Network Data Security (the "Network Data Security Regulations") on September 24, 2024 by State Council Decree No. 790, following its deliberation and adoption at the 40th Executive Meeting of the State Council on August 30, 2024. The Network Data Security Regulations became effective on January 1, 2025. As the first administrative regulation in the field of network data security issued by the State Council, the Network Data Security Regulations establishes a comprehensive framework for data processing activities. Notably, Article 33 thereof provides that data processors that process important data or are listed overseas shall, on an annual basis, conduct a data security assessment either by themselves or by engaging a data security service provider, and submit the annual data security assessment report for the preceding year to the relevant municipal cybersecurity department by January 31 of each year. Accordingly, as an overseas listed company, we will be required to carry out an annual data security assessment and comply with the relevant reporting obligations under the Network Data Security Regulations.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

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

At the Press Conference, officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Overseas Listing Trial Measures or offer and list securities in an overseas market in violation of the Overseas Listing Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

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

As of the date of this annual report, we have disposed of all of our PRC subsidiaries. However, as we historically maintained subsidiaries and conducted operations in the PRC, we have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of filings or approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities with respect to this offering. If any filings, approval, review, or other procedure is in fact required, we are not able to guarantee that we will obtain such filings, approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities. Currently, we are not required to seek approval from or make filings to the CSRC, or any other PRC governmental authorities for our overseas listing plan, nor have we received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities as of the date of this annual report. See also “The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.” on page 27 of this annual report.

Due to different circumstances, there are differences regarding the interpretation and enforcement of PRC laws, rules and regulations in different cases.

Some of our operations were conducted in the PRC through our former PRC subsidiaries, and were governed by PRC laws, rules and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Due to the rapid development of China’s economy, the PRC legal system continues to rapidly evolve. The huge size and complexity of China’s economy can lead to differences in the interpretation and application of laws. Since China and the United States are very different in terms of political and legal systems, if investor’s view China issues solely from the perspective of the United States, it may bring pressure and impact on our business. See “Risk Factors - Risks Related to Doing Business in China - Except for the filing procedure with the CSRC required under the Overseas Listing Trial Measures, no relevant PRC laws or regulations in effect require us or our former subsidiaries to obtain permission from any PRC authorities to issue securities to foreign investors. However, if our holding company was required to obtain approval or filing in the future and was denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 21 of this annual report.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions remain unclear on how the law will be interpreted, amended and implemented by the relevant PRC governmental authorities, but the Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future.

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

There remain uncertainties as to when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If we inadvertently conclude that the Measures for Cybersecurity Review (2021 version) do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that the Measures for Cybersecurity Review (2021 version) become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Measures for Cybersecurity Review (2021 version), which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Measures for Cybersecurity Review (2021 version), our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

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

Furthermore, the PRC government authorities may strengthen compliance requirements over offerings that are conducted overseas and/or foreign investment issuers like us. As of the date of this annual report, we have disposed of all of our PRC subsidiaries. However, as we historically maintained subsidiaries and conducted operations in the PRC, such actions taken by the PRC government authorities may intervene or influence our operations, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of such securities.

The M&A Rules and certain other PRC regulations establish strict procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

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

For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law as amended in 2022 provides that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the anti-monopoly enforcement authority before they can be completed. The specific turnover thresholds are defined in the State Council Regulation on the Thresholds for Notification of Concentrations of Undertakings (initially promulgated on August 3, 2008), as revised and repromulgated on January 22, 2024, effective as of January 26, 2024 (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion and at least two of these operators each had a turnover of more than RMB800 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion, and at least two of these operators each had a turnover of more than RMB800 million within China) must be cleared by the anti-monopoly enforcement authority before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

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

We are a BVI business company incorporated under the laws of the British Virgin Islands, and substantially all of our assets are located outside of the United States. A substantial portion of our assets and current operations are located or conducted outside the United States. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to bring an action against these individuals within the United States. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts, including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States.

Shareholders of BVI business companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a BVI company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI business company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a shareholder. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board of Directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

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

As of the date of this annual report, we have disposed of all of our PRC subsidiaries and no longer have any subsidiaries in the PRC. Pursuant to the applicable PRC regulations and guidelines regarding the filing requirements for overseas offering and listing of domestic enterprises, we are preparing to submit post-filing materials to the CSRC after the filing of this annual report, with the specific submission being made on the basis that we are not within the scope of entities subject to the CSRC filing requirements, and to explain that, based on the current facts and circumstances, we believe that we no longer fall within the scope of the filing regime applicable to domestic enterprises conducting overseas offerings and listings. However, whether the CSRC accepts our determination and whether we will continue to be deemed subject to the filing requirements applicable to domestic enterprises conducting overseas offerings and listings will ultimately depend on the CSRC’s reviews, feedback, or other regulatory determinations with respect to the materials submitted by us. Until such clear determination is made, we cannot assure that the CSRC will agree with our assessment that we are no longer within the scope of the filing requirements, nor can we determine whether we may still be required to complete filing, reporting, approval, or other regulatory procedures in connection with our overseas securities offerings, future financing activities, or other related matters. Nevertheless, if the CSRC or other PRC regulatory authorities determine that we remain subject to applicable filing or regulatory requirements, or if applicable laws, regulations, regulatory policies, applicable standards, or interpretations thereof change, we may be required to complete additional filing, reporting, approval, or other regulatory procedures.

If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval is obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Class A Ordinary Shares. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental.

The difference in the legal system between PRC and the United States has an adverse impact on companies’ international operations.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involve uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. In particular, PRC laws and regulations concerning the businesses that we are involved in are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant activities under the applicable laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating the industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to the industry. Moreover, although we have disposed of all of our PRC subsidiaries and no longer have any subsidiaries in the PRC, developments in the industry may lead to changes in PRC laws, regulations and policies, or in the interpretation and application of existing laws, regulations and policies, that may materially and adversely affect our business and operations.

The political and economic policies of the Chinese government, while favorable to China’s economic growth, could have a material adverse effect on China’s overall economic growth in the event of political friction and economic sanctions between the U.S. government and China, which could reduce the demand for our services and materially and adversely affect our competitive position.

Historically, part of our business operations and R&D were conducted in China through our former PRC subsidiaries. Accordingly, our business, results of operations, financial condition and prospects were subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant impact over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, adjust the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. We voluntarily ceased our forex trading brokerage business and suspended all activities on AGM Trade, a trading network platform, to ensure compliance with PRC laws, regulations and policies. While we do not foresee our business will be further restricted or affected by the PRC laws and regulations, we may need to further revise our business model to remain compliant.

A severe or prolonged downturn in the global economy and slower growth in China could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the global economy and slower growth in China may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in worldwide, including the general interest rate environment and unemployment rates, may affect our customer’s purchase of technology hardware. Economic conditions in China are sensitive to global economic conditions. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. If present global economic uncertainties persist, many of our customers may reduce the service they require from us. Adverse economic conditions could also reduce the number of customers seeking our service, as well as their ability to make payments. Should any of these situations occur, our net revenues will decline, and our business and financial conditions will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

General economic, political and social conditions affect the United States, Europe and other global markets and our business. In particular, U.S., European and other global markets, as well as our access to financing, may be affected by factors, including economic growth or its sustainability, persistent inflation, supply chain disruptions, employment levels, work stoppages, labor shortages and labor disputes, labor costs, wage stagnation, energy prices, oil, gas and fuel prices, fluctuations or other significant changes in both debt and equity capital markets and currencies, liquidity of the global financial markets, the growth of global trade and commerce, trade policies, the availability and cost of capital and credit (including as a result of increased interest rates) and investor sentiment and confidence. Additionally, global markets may be adversely affected by the current or anticipated impact of cyber incidents or campaigns, military conflict, including the Russia-Ukraine conflict as well as the Hamas-Israel conflict and rising tensions between China and Taiwan and the relationship between Chinese mainland and the United States, or other geopolitical uncertainty and instability. Any sudden or prolonged market downturn in the United States or elsewhere could adversely affect our business, results of operations and financial condition, including capital and liquidity levels.

In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed an Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which became effective on January 1, 2008, and were last amended on December 29, 2018. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

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

As of the date of this annual report, we have disposed of all of our PRC subsidiaries. However, as we historically maintained subsidiaries and conducted operations in the PRC, if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, approximately 99% of our revenue is non-China source income, so we could be adversely affected. Second, under the EIT Law and its implementing rules, dividends paid to us from our then PRC subsidiaries would qualify as “tax-exempt income.” Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners to liability or penalties.

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

We have not filed SAFE Circular 37 reports on behalf of our shareholders who are PRC residents before. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners to fines and legal sanctions. Furthermore, it is unclear how SAFE Circular 37 and the 2015 Notice, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. These risks may have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act.

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

Since our operations and assets are located in outside the U.S., shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

The majority of our operations and assets are located outside the U.S. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our historical operations in China.

From time to time, we may receive requests from certain U.S. agencies to investigate or inspect our operations, or to otherwise provide information. While we will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide services to us or with whom we associate.

Dividends payable to our foreign investors and gains on the sale of our Class A Ordinary Shares by our foreign investors may become subject to PRC tax law.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, if we are deemed a non-PRC resident enterprise, any gain realized on the transfer of our Class A Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A Ordinary Shares, and any gain realized from the transfer of our Class A Ordinary Shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. See “Item 4. Information on the Company - Regulation - Regulations on Tax.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of our Class A Ordinary Shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of our Class A Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our Class A Ordinary Shares by such investors are subject to PRC tax, the value of your investment in our securities may decline significantly.

Strict procedure on currency exchange may limit PRC investors’ ability to make investment.

To ensure foreign exchange market and exchange rate stability, the PBOC and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital optimization measures over recent months, including stricter vetting procedures for Chinese citizens to transfer foreign currency overseas and for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, on January 26, 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. The PRC government may continue to strengthen its focus on capital market stability, and more regulations and substantial vetting process may be put in place by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC investors to make capital contribution or make other kinds of payments to us could materially and adversely limit our ability to grow.

The joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our Class A Ordinary Shares.

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

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

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

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

GGF CPA LTD, the independent registered public account firm that issued the audit report for the fiscal year ended December 31, 2023 and December 31, 2024 included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such auditor’s compliance with the applicable professional standards. GGF CPA LTD is headquartered in Guangzhou, China. While GGF CPA LTD is based in the PRC, it is registered with PCAOB and subject to PCAOB inspection. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the GGF CPA LTD because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of our securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. GGF CPA LTD is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

However, as more stringent criteria have been imposed by the SEC and the PCAOB, which would add uncertainties to future offerings, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Class A Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Differences in the interpretation and enforcement of Chinese laws and regulations and those in the United States may impact limit the legal protections available to us.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since the different circumstances of the cases, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Since China and the United States are very different in terms of political and legal systems, if investor’s view China issues solely from the perspective of the United States, it may bring pressure and impact on our business.

Risks Related to Our Share Structure and Class A Ordinary Shares

The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with certain shareholders, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control.

Under our second amended and restated memorandum and articles of association, we are authorized to issue a maximum of 90,000,000 shares with a par value of US$ 0.05 each, comprising (i) 60,000,000 Class A Ordinary Shares, par value US$ 0.05 per share and (ii) 30,000,000 Class B Ordinary Shares, par value US$ 0.05 per share. As of the date of this annual report, there are 3,596,375 Class A Ordinary Shares and 1,200,000 Class B Ordinary Shares issued and outstanding. Each Class B Ordinary Share in the Company confers upon the shareholder the right to five votes at a meeting of the shareholders of the Company or on any resolution of shareholders, and each Class A Ordinary Share in the Company confers upon the shareholder the right to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders. Because of the five-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, the holders of our Class B Ordinary Shares collectively control a majority of the combined voting power of our issued ordinary shares and therefore are able to control all matters submitted to our shareholders for approval. These holders of our Class B Ordinary Shares may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The directors and executive officers beneficially own all of the issued and outstanding Class B Ordinary Shares as of the date hereof. As of the date hereof, our directors and executive officers directly and indirectly hold an aggregate of approximately 62.52% of the combined voting power of Class A Ordinary Shares and Class B Ordinary Shares. Our directors and executive officers have voting and dispositive power of all the issued and outstanding Class B Ordinary Shares. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sales of our company and might ultimately affect the market price of our Class A Ordinary Shares.

British Virgin Islands business companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands business companies may not have a standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands business company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

The trading price of our Class A Ordinary Shares has been, and is likely to continue to be, volatile; you might not be able to sell your shares at or above the price that you paid for them and we may not be able to stop the decline of our stock price.

The trading price of our Class A Ordinary Shares has been, and is likely to continue to be, volatile, and may be influenced by numerous factors, some of which are beyond our control; you might not be able to sell your shares at or above the price that you paid for them. Factors that could cause volatility in the market price of our Class A Ordinary Shares include, but are not limited to:

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

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our securities if the market price of our securities increases.

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

The conversion of the convertible securities issued pursuant to the securities purchase agreement dated September 22, 2025 may further dilute our shareholders and adversely affect the market price of our Class A Ordinary Shares.

On September 22, 2025, we entered into a securities purchase agreement with an investor, pursuant to which the investor agreed to provide advances to us in an aggregate principal amount of up to US$6.0 million. As of the date of this annual report, we have issued 839,184 Class A Ordinary Shares upon conversion of a portion of the outstanding amounts under such financing. The outstanding amounts under such financing are convertible into our Class A Ordinary Shares at a conversion price generally equal to 90% of the lowest volume-weighted average price of our Class A Ordinary Shares during the applicable pricing period, subject to a floor price and certain adjustments. Because the conversion price is based on the prevailing market price of our Class A Ordinary Shares, the number of shares issuable upon conversion may increase if the market price of our Class A Ordinary Shares declines, subject to the applicable floor price and other limitations. Any such issuance would reduce the proportionate ownership and voting power of our existing shareholders and could adversely affect the market price of our Class A Ordinary Shares. In addition, subsequent sales of a substantial number of such shares in the public market, or the perception that such sales may occur, could cause the market price of our Class A Ordinary Shares to decline.

Sales of Class A Ordinary Shares under the ELOC Purchase Agreement and the exercise of the ELOC Warrant may further dilute our shareholders and adversely affect the market price of our Class A Ordinary Shares.

On January 22, 2026, we entered into a securities purchase agreement (the “ELOC Purchase Agreement”), pursuant to which we may, from time to time and at our discretion, sell Class A Ordinary Shares to the Investor for aggregate gross proceeds of up to US$25.0 million during a commitment period of up to 24 months, subject to the terms and conditions of the ELOC Purchase Agreement. We also issued the ELOC Warrant to the Investor to purchase up to 608,777 Class A Ordinary Shares at an exercise price of US$2.4639 per share. As of the date of this annual report, we have 3,596,375 Class A Ordinary Shares issued and outstanding, no Class A Ordinary Shares have been issued under the ELOC Purchase Agreement, and 608,777 Class A Ordinary Shares remain issuable upon exercise of the ELOC Warrant. Certain amount of Class A Ordinary Shares may be issued under the ELOC Purchase Agreement and upon exercise of the ELOC Warrant. Because the purchase price of the shares sold under the ELOC Purchase Agreement will generally be determined based on a discount to the prevailing market price of our Class A Ordinary Shares during the applicable pricing period, the number of shares that we may issue to obtain a given amount of proceeds may increase if the market price of our Class A Ordinary Shares declines. Any issuance of shares under the ELOC Purchase Agreement or upon exercise of the ELOC Warrant would reduce the proportionate ownership and voting power of our existing shareholders and could adversely affect the market price of our Class A Ordinary Shares. In addition, the Investor may resell such shares from time to time, and substantial sales of such shares, or the perception that such sales may occur, could cause the market price of our Class A Ordinary Shares to decline.

Securities analysts may not cover our Class A Ordinary Shares and this may have a negative impact on the market price of our Class A Ordinary Shares.

The trading market for our Class A Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts (provided that we have engaged various non-independent analysts). We do not currently have and may never obtain research coverage by independent securities and industry analysts. If no independent securities or industry analysts commence coverage of us, the trading price for our Class A Ordinary Shares would be negatively impacted. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our Class A Ordinary Shares, changes their opinion of our Class A Ordinary Shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A Ordinary Shares could decrease and we could lose visibility in the financial markets, which could cause the price and trading volume of our Class A Ordinary Shares to decline.

Item 4 Information on the Company

4.A. History and Development of the Company.

AGM Holdings was incorporated on April 27, 2015 under the laws of the British Virgin Islands (“BVI”). It is a holding company with operations conducted through its subsidiaries as described below.

AGM Technology Limited (“AGM HK”) was incorporated on May 21, 2015 under the laws of Hong Kong. It was an operating subsidiary focused on serving customers in Asia. On September 5, 2025, we entered into an Equity Transfer Agreement with Mr. Peng Liu, an unrelated third party, pursuant to which we sold all shares of AGM HK held by us.

AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) was incorporated on October 13, 2015 in Tianjin under the laws of the People’s Republic of China. AGM Tianjin was subsidiary of AGM HK. and held 100% of the equity interests in Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”), which was incorporated on November 13, 2015 in Beijing. AGM Beijing was a subsidiary of AGM Tianjin. On July 28, 2025, AGM HK, entered into an equity transfer agreement by and among AGM HK, Huai’an Qiguangdian Network Technology Co., Ltd. (“HQ Network”), AGM Tianjin and AGM Beijing for the sale of shares of AGM Tianjin and AGM Beijing held by AGM HK to HQ Network.

KOI Global Ltd (Previously known as “AGM Software Service LTD”, “AGM Software”), was incorporated on June 14, 2017 under the laws of BVI. AGM Software is a subsidiary of AGM Holdings and its principal activity will be assisting AGM HK in providing core technology services to customers in Hong Kong. On January 15, 2026, the Company entered into an equity transfer agreement by and among the Company and Mr. Yuqiang Huang for the sale of 45% of the equity interests in AGM Software.

On July 26, 2019, AGM Holdings acquired 100% of the equity interest in Anyi Network, Inc. (“Anyi Network”) and its subsidiaries, which was subsequently disposed of in December 2020.

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

On May 19, 2020, Nanjing XinGaoMeng Software Technology Co., Ltd. (“AGM Nanjing”), an indirectly subsidiary incorporated on September 28, 2016, was dissolved under the laws of PRC. AGM Nanjing was a holding company and did not have any substantial assets or liabilities.

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

On June 17, 2021, Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”) was incorporated in the People’s Republic of China under the laws of the People’s Republic of China. Nanjing Lucun was a subsidiary of AGM HK. On November 24, 2022, Nanjing Lucun established a branch in Beijing (“Nanjing Lucun Beijing Branch”). On October 10, 2024, Nanjing Lucun Beijing Branch was deregistered. Pursuant to an equity purchased agreement dated May 6, 2025, Hong Kong Giant Electronics Co., Limited agreed to purchase Nanjing Lucun for a consideration of $57,450,000.

On July 30, 2021, AGM Defi Lab Pte Limited, (“AGM Defi Lab”) was incorporated under the laws of Singapore. AGM Defi Lab was a wholly-owned subsidiary of AGM Holdings and its principal activity was to provide software development and consulting services in Asian areas. Pursuant to an equity transfer agreement dated January 15, 2026, Mr. Yuqiang Huang agreed to purchase 100% of the equity interests in AGM Defi Lab and AGM Defi Tech, and 45% of the equity interests in AGM Software, for a consideration of $170,000.

On August 9, 2021, AGM Defi Tech Limited., (“AGM Defi Tech”) was incorporated under the laws of Hong Kong. AGM Defi Tech was a subsidiary of AGM Holdings and its principal activity was to provide software development and consulting services in Asia. Pursuant to an equity transfer agreement dated January 15, 2026, Mr. Yuqiang Huang agreed to purchase 100% of the equity interests in AGM Defi Lab and AGM Defi Tech, and 45% of the equity interests in AGM Software, for a consideration of $170,000.

On October 21, 2021, Beijing Keen Sense Technology Service Co., Ltd. (“Beijing Keen Sense”) was incorporated under the laws of the People’s Republic of China. Beijing Keen Sense was a subsidiary of AGM Defi Tech and its principal activity was to hire personnel and talents in fintech and blockchain areas and provide related development and research services in Asia. On August 11, 2025, Beijing Keen Sense Technology Service Co., Ltd was deregistered.

On January 26, 2024, AGM Electronic, a direct subsidiary of AGM Holdings, was incorporated under the laws of Hong Kong. AGM Electronic was formed to conduct technology hardware research and development, manufacture, and sales in Asia.

On April 17, 2024, AGM Canada, a direct subsidiary of AGM Holdings, was incorporated under the laws of British Columbia, Canada. AGM Canada was formed to conduct technology hardware research and development, manufacture, and sales in North America.

On April 26, 2024, Beijing Bixin Electronic Technology Co., Ltd (“Beijing Bixin”), a direct subsidiary of AGM Electronic, was incorporated under the laws of the People’s Republic of China. Beijing Bixin was formed to serve customers in Asia. Beijing Bixin was dissolved in May 2026.

On October 1, 2024, AGM Energy was incorporated under the laws of Alberta, Canada. AGM Canada owns 49% of AGM Energy. This entity does not have any operations as of the date of this annual report.

On December 4, 2024, AGM Integrated was incorporated under the laws of Hong Kong and is primarily engaged in the sale of cryptocurrency mining machines and standardized computing equipment. AGM Holdings owns 100% of AGM Integrated.

Corporate Information

Our principal executive office is at c/o Creative Consultants (Hong Kong) Limited, Unit 2212, 22/F, CC Wu Building, 302-308 Hennessy Road, Wanchai, Hong Kong. The telephone number of our principal executive offices is +852-975-02047. Our registered office and our registered agent’s office in the British Virgin Islands are both at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Our registered agent in the United States is Cogency Global Inc. We maintain a website at www.agmhgroup.com. We do not incorporate the information on our website into this annual report and you should not consider any information on, or that can be accessed through, our website as part of this annual report.

4.B. Business Overview.

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

Since 2025, the Company has developed the KOI MINER C21 SERIES (“C21”), which supports the mining of Bitcoin, Bitcoin Cash and other cryptocurrencies. The C21 is built on a new architecture using FinFET N+2 process technology. Its total hash rate exceeds 250 TH/s and can reach up to 285 TH/s, while its energy efficiency has been improved to 13.2 J/TH. The C21 features a four-air-channel cooling design that enables short-distance ventilation and efficient heat dissipation. Its hash board is designed to maintain precise and stable temperature control, thereby ensuring the smooth operation of the machine.

The following image illustrates the key features and technical specifications of the C21 series:

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

Recent Development

Registered Direct Offering and Concurrent Private Placement

On March 2, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC, to act as the exclusive placement agent (the “Placement Agent”) on a best efforts basis in connection with an offering for the issuance and sale (the “Offering”) of 16,390,000 Class A Ordinary Shares (the “Shares”), par value $0.001 per share (the “Class A Ordinary Shares”) and 16,390,000 warrants each to purchase one Class A Ordinary Share (the “Warrants”), at a combined offering price of $0.33 per Class A Ordinary Shares and Warrant. The Company also entered into a securities purchase agreement (the “Securities Purchase Agreement”) with one of the investors in connection with Offering.

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

Convertible Advances

On September 22, 2025, the Company, entered into a securities purchase agreement (the “Convertible Advances Securities Purchase Agreement”) with an investor, pursuant to which the Company may receive up to US$6,000,000 in convertible advances in multiple tranches (the “Advances”). In connection with the Advances, the Company also entered into a registration rights agreement and a guarantee agreement, pursuant to which certain of the Company’s subsidiaries agreed to guarantee the Company’s obligations under the Advances, and issued warrants to the investor.

The initial closing of the Advances occurred on September 22, 2025, pursuant to which the Company received US$1,500,000 in principal amount of advances for total gross proceeds of $1,380,000. In addition, on December 18, 2025, the Company completed a subsequent closing of the Advances and issued an additional US$500,000 principal amount of convertible advances for gross proceeds of approximately US$425,000. The Company may receive additional advances in subsequent closings subject to the satisfaction of certain conditions under the Convertible Advances Securities Purchase Agreement. The advances bear no stated interest, have a maturity of twelve months, and are convertible into the Company’s Class A Ordinary Shares at a price based on a discount to the prevailing market price, generally equal to 90% of the lowest volume weighted average price during a specified pricing period, subject to a floor price and other adjustments and conditions.

Pursuant to the registration rights Agreement, the Company agreed to file a registration statement covering the resale of the Class A Ordinary Shares underlying the Advances, warrants and related securities. In connection therewith, the Company filed a registration statement on Form F-1 (File No. 333-290977) with the SEC, which was declared effective on December 17, 2025, to register the resale of up to 7,649,160 Class A Ordinary Shares issuable upon conversion of the Advances and exercise of related securities, which permits the investor to sell such shares from time to time. The Company will not receive any proceeds from the resale of such shares by the investor.

Equity Line of Credit Facility

On January 22, 2026, the Company entered into a securities purchase agreement (the “ELOC Purchase Agreement”) with certain investor (the “Investor”), pursuant to which the Company established an equity line of credit facility (the “ELOC”) providing for aggregate gross proceeds of up to US$25,000,000. In connection with the ELOC, the Company agreed to issue and sell, from time to time and at its discretion, Class A Ordinary Shares to the Investor, subject to the terms and conditions set forth in the ELOC Purchase Agreement. The Company also issued to the Investor a five-year warrant (the “ELOC Warrant”) to purchase up to 608,777 Class A Ordinary Shares at an exercise price of US$2.4639 per share.

Pursuant to the ELOC Purchase Agreement, the Company may, during a commitment period of up to twenty-four months, deliver purchase notices to the Investor requiring the Investor to purchase a specified number of Class A Ordinary Shares, subject to the satisfaction of customary conditions, including the effectiveness of a resale registration statement. The purchase price of the shares will be determined based on a discount to the market price of the Company’s Class A Ordinary Shares during the applicable pricing period, subject to certain adjustments and limitations. The Company may receive up to US$25,000,000 in aggregate gross proceeds from sales of shares under the ELOC, although the actual proceeds will depend on the number of shares sold and the prevailing market price. The Company intends to use the net proceeds from the ELOC for working capital and other general corporate purposes.

In connection with the ELOC, the Company filed a registration statement on Form F-1 (File No. 333-293029) with the SEC on January 29, 2026, which was declared effective by the SEC on February 13, 2026, and a final prospectus was subsequently filed in connection therewith, to register the resale of the Class A Ordinary Shares issuable to the Investor under the ELOC Purchase Agreement and the ELOC Warrant, which permits the Investor to sell such shares from time to time.

Change of Independent Registered Public Accounting Firm

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

Sale of Nanjing Lucun

On May 7, 2025, the Hong Kong subsidiary of the Company, AGM HK, completed the sale of all shares of Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”), a wholly-owned subsidiary of AGM HK, to Hong Kong Giant Electronics Co., Limited (“Giant Electronics”) pursuant to an equity transfer agreement dated May 6, 2025.

Nanjing Lucun was a wholly-owned subsidiary of AGM HK incorporated in the PRC and principally producing high-performance hardware and computing equipment. Pursuant to the Equity Transfer Agreement, AGM HK sold 100% of the Nanjing Lucun shares it held to Giant Electronics for a total transfer consideration of $57,450,000. The closing of the sale contemplated under the Equity Transfer Agreement was subject to certain closing conditions.

Sale of AGM Tianjin

On July 28, 2025, the Hong Kong subsidiary of the Company, AGM HK, entered into an equity transfer agreement by and among AGM HK, Huai’an Qiguangdian Network Technology Co., Ltd. (“HQ Network”), AGM Tianjin and Beijing AGM Beijing for the sale of shares of AGM Tianjin and AGM Beijing held by AGM HK to HQ Network.

AGM Tianjin was a wholly-owned subsidiary of AGM HK incorporated in the PRC and holds 100% of the equity interests in AGM Beijing, which was principally engaged in software design, technology transfer, technology consulting, technology promotion and data processing services. Pursuant to the equity transfer agreement, AGM HK solds 100% of the shares of the Target Companies to HQ Network for a total transfer consideration of $5,000. The transaction was completed on July 30, 2025.

Dissolution of Beijing Keen Sense

On August 11, 2025, Beijing Keen Sense Technology Service Co., Ltd was deregistered. Beijing Keen Sense was a subsidiary of AGM Defi Tech and its principal activity was to hire personnel and talents in fintech and blockchain areas and provide related development and research services in Asia.

Sale of AGM HK

On September 9, 2025, the Company completed the sale of all shares of AGM HK, a wholly-owned subsidiary of AGM Holdings primarily sale of cryptocurrency mining machines and standardized computing equipment, to Mr. Peng Liu, an unrelated third party, pursuant to the equity transfer agreement dated September 5, 2025. Pursuant to the terms of the equity transfer agreement, Mr. Peng Liu agreed to purchase AGM HK for a consideration of $6,850,000. Upon closing of the transaction, the Company no longer has control over AGM HK.

Sale of AGM Defi Tech

On February 3, 2026, the Company completed the sale of all of its equity interests in AGM Defi Tech, a wholly-owned subsidiary of AGM Holdings incorporated under the laws of Hong Kong and primarily engaged in the provision of software development and consulting services in Asia, to Mr. Yuqiang Huang, an independent third party, pursuant to the equity transfer agreement dated January 15, 2026. Pursuant to the terms of the equity transfer agreement, Mr. Yuqiang Huang agreed to purchase 100% of the equity interests in AGM Defi Lab and AGM Defi Tech, and 45% of the equity interests in AGM Software, for a consideration of $170,000. Upon closing of the transaction, the Company no longer had control over AGM Defi Tech.

Sale of AGM Defi Lab

On February 27, 2026, the Company completed the sale of all of its equity interests in AGM Defi Lab, a wholly-owned subsidiary of AGM Holdings incorporated under the laws of Singapore and primarily engaged in the development of software and applications and the operation of internet search engines, to Mr. Yuqiang Huang, an independent third party, pursuant to the equity transfer agreement dated January 15, 2026. Pursuant to the terms of the equity transfer agreement, Mr. Yuqiang Huang agreed to purchase 100% of the equity interests in AGM Defi Lab and AGM Defi Tech, and 45% of the equity interests in AGM Software, for a consideration of $170,000. Upon closing of the transaction, the Company no longer had control over AGM Defi Lab.

Sale of 45% of the equity interests in AGM Software

On January 21, 2026, the Company completed the sale of 45% of its equity interests in AGM Software, a wholly-owned subsidiary of AGM Holdings incorporated under the laws of the British Virgin Islands, to Mr. Yuqiang Huang, an independent third party, pursuant to an equity transfer agreement dated January 15, 2026. Pursuant to the terms of the equity transfer agreement, Mr. Yuqiang Huang agreed to purchase 100% of the equity interests in AGM Defi Lab and AGM Defi Tech, and 45% of the equity interests in AGM Software, for an aggregate consideration of US$170,000. Following completion of the transaction, AGM Holdings and Mr. Yuqiang Huang would hold 55% and 45% of the equity interests in AGM Software, respectively, and AGM Software would remain a subsidiary of the Company.

Dissolution of Beijing Bixin

On May 9, 2026, Beijing Bixin completed its deregistration following a resolution to dissolve. Upon completion of the deregistration, Beijing Bixin ceased to exist as a legal entity. Beijing Bixin was incorporated under the laws of the People’s Republic of China and primarily engaged in software development and related services.

Amendment to Memorandum and Articles of Association

On September 10, 2025, the Company amended its memorandum and articles of association to increase the authorized maximum number of shares from 8,000,000 shares with a par value of US$0.05 each, comprising (i) 4,000,000 Class A Ordinary Shares, par value US$0.05 per share, and (ii) 4,000,000 Class B Ordinary Shares, par value US$0.05 per share, to 90,000,000 shares with a par value of US$0.05 each, comprising (i) 60,000,000 Class A Ordinary Shares, par value US$0.05 per share and (ii) 30,000,000 Class B Ordinary Shares, par value US$0.05 per share. The amendment became effective upon approval on September 25, 2025.

Change of Composition

On June 12, 2025, Fangije Wang, a member of the Company’s Board of Directors, the chair of the Audit Committee, a member of Compensation Committee and Nominating Committee of the Company, resigned from the Board of Directors. Hailiang Jia was appointed as an Independent Director and Chair of Audit Committee, a member of the Compensation Committee and Nominating Committee of the Company effective as of June 12, 2025. Yang Cao was appointed as an Independent Director and a member of the Compensation Committee of the Company effective as of June 12, 2025. Jianping Niu was appointed as an Independent Director and a member of the Nominating Committee effective as of June 12, 2025.

On June 25, 2025, Yufeng Mi, the Chief Technology Officer of the Company, resigned from the Company.

On July 9, 2025, Yue Wang, a member of the Company’s Board of Directors and the chair of the Nominating Committee, a member of Compensation Committee and Audit Committee of the Company, resigned from the Company. Jialin Liu, an Independent Director and the chair of the Compensation Committee, a member of Nominating Committee and Audit Committee of the Company, resigned from the Company. Yang Cao, an Independent Director and a member of the Compensation Committee, was appointed as the chair of the Compensation Committee and a member of the Nominating Committee and the Audit Committee. Jianping Niu, an Independent Director and a member of the Nominating Committee, was appointed as the chair of the Nominating Committee and a member of the Audit Committee and the Compensation Committee.

Sales Channels and Long-Term Opportunities

For the technology hardware business, senior sales personnel contact customers directly to promote and introduce product attributes, functions, operation and maintenance. Furthermore, we plan to use search engine marketing, search engine optimization, inherent virus marketing features developed within our products and social network marketing to targeted users. We believe the brand value will develop rapidly as our product inherently brings more educational value to retail clients as comparing to competitors’ product.

Customers and Suppliers

Customers

For the fiscal year ended December 31, 2025, our top five customers accounted for 19%, 18%, 16%, 15% and 14% of the Company’s total revenue, respectively. For the fiscal year ended December 31, 2024, our top three customers accounted for 64%, 21% and 12% of the Company’s total revenue, respectively. For the fiscal years ended December 31, 2023, three customers accounted for 53%, 19%, and 13% of the Company’s revenues, respectively.

Suppliers

For the fiscal year ended December 31, 2025, we had only one supplier, which accounted for 99% of its total cost of revenues. For the fiscal year ended December 31, 2024, two suppliers accounted for 75%, and 25% of the Company’s total cost of revenues, respectively. For the fiscal years ended December 31, 2023, four suppliers accounted for 29%, 26%, 24% and 10% of the Company’s total cost of revenues, respectively.

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

Regulations

Regulation of Internet Information Services

Internet information services are regulated by the Administrative Measures on Internet Information Services, or the ICP Measures, promulgated on September 25, 2000 by the State Council and amended on January 8, 2011, further revised and promulgated on December 6, 2024, and implemented on January 20, 2025. “Internet information services” are defined as services that provide information to online users through the internet. Internet information services providers, also called Internet content providers, or ICPs, that provide commercial services are required to obtain an operating license from the MIIT or its provincial counterpart.

To the extent the internet information services provided relate to certain matters, including news, publication, and education, approvals must also be obtained from the relevant industry regulators in accordance with the laws, rules and regulations governing those industries.

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

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011, and implemented on March 15, 2012, ICPs are also prohibited from collecting any user personal information or providing any such information to third parties without the consent of a user. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for its services. ICPs are also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, ICPs must take remedial measures immediately and report any material leak to the tele-communication’s regulatory authority.

In addition, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress on December 28, 2012 emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires ICPs to establish and publish policies regarding the collection and use of personal electronic information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated on July 16, 2013, and implemented on September 1, 2013, contain detailed requirements on the use and collection of personal information as well as the security measures to be taken by ICPs.

The PRC government retains the power and authority to order ICPs to provide an Internet user’s personal information if such user posts any prohibited content or engages in any illegal activities through the Internet.

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008, and were subsequently amended on February 24, 2017, and December 29, 2018, respectively. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises.

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

Based on a review of the relevant facts and circumstances, we do not believe that we meet all of the conditions outlined in the immediately preceding paragraph and therefore do not currently believe that we should be treated as a PRC resident enterprise under Circular 82. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status. See “Risk Factors - Risks Related to Doing Business in China - Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.” on page 32 of this annual report.

In the event that we or any of our offshore subsidiaries is considered to be a PRC resident enterprise: (1) we or our offshore subsidiaries, as the case may be, may be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income; (2) dividend income that we or our offshore subsidiaries, as the case may be, receive from our then PRC subsidiaries may be exempt from the PRC withholding tax; and (3) dividends paid to our overseas shareholders who are non-PRC resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10%, and similarly, dividends paid to our overseas shareholders who are non-PRC resident individuals, as well as gains realized by such shareholders from the transfer of our shares, may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of 20%, subject to the provision of any applicable agreement for the avoidance of double taxation.

Under SAT Circular 698 and Bulletin 7, if a non-resident enterprise transfers “PRC taxable assets” of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas non-public holding company without reasonable commercial purpose, the parties involved in the indirect transfer of the PRC taxable assets and the PRC resident enterprise whose equity is transferred indirectly, may report such equity transfer matter to the PRC competent tax authority of the PRC resident enterprise. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such disposition may be subject to a PRC withholding tax rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price which is not on an arm’s length basis and results in reducing the taxable income, the relevant tax authority has the power to make a reasonable adjustment as to the taxable income of the transaction. Circular 698 was retroactively effective on January 1, 2008. On February 3, 2015, the State Administration of Taxation released SAT Bulletin 7 to amend and clarify several issues related to Circular 698. According to SAT Bulletin 7, the term “PRC taxable assets” includes assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises; and when determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. If Circular 698 and Bulletin 7 were determined by the tax authorities to be applicable to us, our offshore subsidiaries and our non-resident enterprise investors, we, our offshore subsidiaries and our non-resident enterprise investors might be required to expend valuable resources to comply with this circular, which may materially and adversely affect us or our non-resident enterprise investors. On October 17, 2017, the SAT issued the Announcement of the SAT Bulletin 37, which came into effect on December 1, 2017. This announcement clarifies the administration requirements for the withholding of enterprise income tax on income derived by non-resident enterprises from sources within China, specifies the withholding agents, timing of withholding, and filing procedures, and provides detailed rules on the tax treatment of offshore enterprises transferring equity interests in Chinese resident enterprises, with the aim of strengthening the withholding administration of enterprise income tax for non-resident enterprises. Upon its implementation on December 1, 2017, SAT Circular 698 and Bulletin 7 were simultaneously repealed.

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

PRC Value-added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) was promulgated by the MOF on December 25, 1993 and subsequently amended December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 21, 2019, the MOF, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-Added Tax. Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price, starting from April 1, 2019, the VAT rate was lowered to 13%.

On December 25, 2024, the State Council promulgated the "Value-Added Tax Law of the People’s Republic of China," which came into effect on January 1, 2026. According to this law, entities and individuals (including individual businesses) that sell goods, services, intangible assets, or immovable property within the territory of the People’s Republic of China, or import goods, are VAT taxpayers and shall pay value-added tax in accordance with regulations. Unless otherwise stipulated, the tax rate for taxpayers selling goods, providing processing, repair and replacement services, leasing tangible movable property, or importing goods is 13%.

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

Economic Substance

The BVI enacted the Economic Substance (Companies and Limited Partnerships) Act 2018 (the “ES Act”), which became effective on January 1, 2019, and the International Tax Authority’s (the “ITA”) Rules on Economic Substance in the Virgin Islands (the “ITA’s Rules”), containing rules and guidance relating to the interpretation of the ES Act and how the ITA will carry out its obligations. The ITA’s Rules were first issued on October 9, 2019, were further updated on February 10, 2020 and again updated on February 23, 2023. A BVI company that is considered a “legal entity” that is conducting one or more of the nine “relevant activities” is required to comply with the economic substance requirements in relation to that relevant activity. A BVI company is required to report to the ITA, via its registered agent, on an annual basis under the Beneficial Ownership Secure Search Act 2017 to enable the ITA to monitor compliance with the economic substance requirements (as applicable).

4.C. Organizational Structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Jurisdiction of Incorporation/Formation	Date of Incorporation/Formation
KOI Global Ltd (Previously known as “AGM Software Service LTD”) (“AGM Software”)	British Virgin Islands	June 14, 2017
AGM Integrated Tech Limited (“AGM Integrated”)	Hong Kong SAR	December 4, 2024
AGM Electronic Technology Limited (“AGM Electronic”)	Hong Kong SAR	January 26, 2024
AGM Canada Holdings Limited (“AGM Canada”)	British Columbia, Canada	April 17, 2024
AGM Energy Corp. (“AGM Energy”)	Alberta, Canada	October 1, 2024

Below is a chart illustrating our corporate structure:

4.D. Property, Plant and Equipment

Intellectual Property

We regard our intellectual property rights as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2025, we owned three domain names.

Property, Plant and Equipment

As of December 31, 2025 and 2024, property, plant and equipment, net consisted of the following:

	December 31, 2025	December 31, 2024
Electronic equipment	$-	$150,309
Office equipment	-	12,764
Leasehold improvement	-	-
Total property and equipment	-	163,073
Less: accumulated depreciation	-	(154,541)
Total property and equipment, net	$-	$8,532

Depreciation and amortization expenses for the years ended December 31, 2025, 2024 and 2023 were $191, $400 and $668, respectively. For the years ended December 31, 2025, 2024 and 2023, the Company recognized loss of nil, nil and nil on disposed of property, plant and equipment in the consolidated statements of operations, respectively. There was no impairment recorded for these property, plant and equipment for the years ended December 31, 2025, 2024 and 2023.

The Company transferred all property, plant and equipment of Beijing Keen Sense on July 31, 2025. In addition, the Group disposed of all equity interests in AGM Beijing and Nanjing Lucun in July 2025 and May 2025, respectively, and these two entities are no longer consolidated from their respective disposal dates. Consequently, the carrying amount of property, plant and equipment in the consolidated financial statements is nil as at period end.

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

Overview

We aim to become an integrated technology company with blockchain oriented ASIC chip design, advanced encryption mining machine production, and financial technology software services. In 2025, we developed the latest generation of our proprietary ASIC cryptocurrency mining machines, the KOI MINER C21 SERIES (“C21”), with a hash rate of up to 285 TH/s and energy efficiency as low as 13.2 J/TH.

We primarily derive revenue from the sales of cryptocurrency mining machines and standardized computing equipment. Revenue is recognized upon the satisfaction of our performance obligation (upon transfer of control of promised goods to customers or services to customers) in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes). We act as a principal in the revenue generating process and recognize revenue on a gross basis.

Costs and Expenses

We primarily incur the following costs and expenses:

Costs of revenues

Cost of revenues primarily consists of cost of product revenue, which includes direct costs of cryptocurrency mining machines and standardized computing equipment.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of bad debt expense, compensation expense for our corporate staff and personnel supporting our corporate staff, marketing costs, office supplies, professional fees (including consulting, audit and legal fees), travel and business hospitality expenses.

5.A. Operating Results.

	For The Year Ended December 31,
	2025	2024	2023

Revenues	$30,561,201	$32,044,575	$68,758,258
Cost of Revenues	(27,405,410)	(25,188,174)	(65,605,382)
Gross profit	3,155,791	6,856,401	3,152,876

Operating expenses
Selling, general & administrative expenses	(7,836,997)	(909,042)	12,667,684
Total operating expenses	(7,836,997)	(909,042)	12,667,684

(Loss)/income from operations	(4,681,206)	5,947,359	15,820,560

Other income/(expenses)
Other income	41,236	50,438	37,071
Other expenses	(374,814)	(259,269)	(348,569)
Gain on disposal of subsidiaries	8,489,563	-	-
Total other income/(expenses)	8,155,985	(208,831)	(311,498)

Income before provision of income taxes	3,474,779	5,738,528	15,509,062
Provision for income taxes expenses	(2,896,953)	(2,330,891)	(4,093,157)
Net income from continuing operation	577,826	3,407,637	11,415,905
Loss from discontinued operation, net of income tax	(16,196)	(288,542)	(18,855,185)
Net income/(loss)	$561,630	$3,119,095	$(7,439,280)

Revenues

Our total revenue decreased by $1.5 million or 4.6% from $ 32.0 million for the year ended December 31, 2024 to $30.6 million for the year ended December 31, 2025. The decrease of revenue was mainly attributable to market share competitions. In order to retain the current market share, the Company has made strategical decision to reduce unit price and strive for order volume.

Our total revenue decreased by $36.8 million or 53.4% from $ 68.8 million for the year ended December 31, 2023 to $32.0 million for the year ended December 31, 2024. All of our total revenues for the years ended December 31, 2024 and 2023 were generated from third parties and no revenues incurred from related party. The decrease of revenue was mainly contributed by a decrease in sales contracts, did not sell two of our main products and postponing the date of delivery resulting in revenues not being recognized.

Cost of Revenues

Cost of revenue increased by $2.2 million or 8.8% from $25.2 million for the year ended December 31, 2024 to $27.4 million for the year ended December 31, 2025. The increase in cost of revenues was caused by an 8% increase in sale volume compared to the prior year while, the cost of goods sold remains stable.

Cost of revenue decreased by $40.4 million or 61.6% from $65.6 million for the year ended December 31, 2023 to $25.2 million for the year ended December 31, 2024. The decrease in cost of revenues was in line with the decrease in revenue. It was mainly contributed by not selling two of our main products.

Gross profit

Gross margin for the year ended December 31, 2025 was 10.3% compared to 21.4% for the year ended December 31, 2024. The decrease in gross margin was in line with the decrease in revenue and increase in cost of revenue. As the market competition keeps intensifying, the reduction of unit price was achieved, however, the cost of revenue remains stable.

Gross margin for the year ended December 31, 2024 was 21.4% compared to 4.6% for the year ended December 31, 2023. The significant increase in gross margin was primarily attributable to the increase in the price of Bitcoin, which resulted in higher selling prices for cryptocurrency mining machines, while the procurement costs of such machines remained relatively stable across two years.

Selling, general and administrative expenses

Selling, general and administrative expenses mainly included allowance for credit losses reversal, sales and administrative employee-related expenses, professional fees and office supplies. Selling, general and administrative expenses were $7.8 million for the year ended December 31, 2025. It increased by $6.9 million compared to the year ended December 31, 2024. The significant increase was primarily contributed by increased financing activities of the Company during the year ended December 31, 2025, which led to a $1.2 million increase in its professional service fees compared to the year ended December 31, 2024. In addition, it was also attributable to the recognition of a $5.0 million impairment loss in 2025.

Selling, general and administrative expenses were $0.9 million for the year ended December 31, 2024. It increased by $13.6 million compared to the year ended December 31, 2023. The significant increase was primarily due to a reversal of allowance for credit losses of $15.5 million recorded in the year ended December 31, 2023.

(Loss)/income from operations

As a result of the factors described above, operating net loss was $4.7 million for the year ended December 31, 2025 compared to net income of $5.9 million for the year ended December 31, 2024. It decreased by $10.6 million or 178.7%. Our operating income was $5.9 million for the year ended December 31, 2024 compared to $15.8 million for the year ended December 31, 2023. It decreased by $9.9 million or 62.4%.

Other income/ (expenses), net

For the year ended December 31, 2025, net other income was $8.2 million compared to net other expenses of $0.2 million for the year ended December 31, 2024. This increase in net income was primarily due to an increase in net other income, which was mainly contributed by gains on the disposal of subsidiaries during the year ended December 31, 2025.

For the year ended December 31, 2024, net other expenses were $0.2 million compared to $0.3 million for the year ended December 31, 2023. The decrease was mainly due to the reduction in exchange losses.

Income from continuing operation before provision of income taxes

As a result of the foregoing, our income from continuing operation before provision of income taxes was $3.5 million, or $1.98 per basic and diluted share, for the year ended December 31, 2025, compared with $5.7 million, or $11.83 per basic and diluted share, for the year ended December 31, 2024. Our income from continuing operation before provision of income taxes of $15.5 million, or $31.97 per basic and diluted share, for the year ended December 31, 2023.

Income tax

For the year ended December 31, 2025, we had provision for income tax of $2.9 million, representing an increase of $0.6 million, or 24.3%, compared to provision for income tax of $2.3 million for the year ended December 31, 2024. The increase in provision for income tax was mainly due to the impairment of deferred tax assets recognized in connection with the sale of subsidiaries.

For the year ended December 31, 2024, we had provision for income tax of $2.3 million, a decrease of $1.8 million, or 43.1%, as compared to expense for income tax benefit of $4.1 million for the year ended December 31, 2023. The decrease in provision for income tax was mainly due to the increase in gross profit without a significant reversal of bad debt provision.

Gain loss from discontinued operation, net of income taxes

Our loss from discontinued operations was $0.02 million, or -$0.01 per basic and diluted share, for the year ended December 31, 2025, compared with a loss from discontinued operations of $0.28 million, or -$0.59 per basic and diluted share, for the year ended December 31, 2024. Our loss from discontinued operations of $18.9 million, or -$38.87 per basic and diluted share for the year ended December 31, 2023.

On May 6, 2025, the Company entered into an Equity Transfer Agreement with Hong Kong Giant Electronics Co., Limited, pursuant to which the Company sold 100% of its shares to the buyer for a total purchase price of US$57.45 million. Nanjing Lucun was a wholly-owned subsidiary of AGM HK incorporated in the PRC and principally producing high-performance hardware and computing equipment.

The disposition was completed on May 7, 2025. The discontinued operations represent a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with ASC 205-20-45. The results of operations related to the discontinued operations for the years ended December 31, 2025, 2024, and 2023 were reported at loss.

The results of discontinued operations of Nanjing Lucun for the years ended December 31, 2025, 2024 and 2023 are as follows:

	For The Years Ended December 31,
	2025	2024	2023
Revenues	$-	$23,871,417	$24,148,914
Cost of Revenues	(21,465)	(23,443,331)	(22,672,758)
Gross profit	(21,465)	428,086	1,476,156
Operating expense	(20,875)	(882,885)	(26,538,318)
Other income/(loss), net	23,055	71,756	(70,220)
Loss before income tax	(19,285)	(383,043)	(25,132,382)
Income tax benefit	3,089	94,501	6,277,197
Loss from discontinued operations	$(16,196)	$(288,542)	$(18,855,185)

Net income/(loss)

As a result of the factor described above, our net income was $0.6 million, or $0.32 per basic and diluted share, for the year ended December 31, 2025, as compared with net income was $3.1 million, or $6.44 per basic and diluted share, for the year ended December 31, 2024. Our net loss of $7.4 million, or -$15.33 per basic and diluted share, for the year ended December 31, 2023.

Foreign currency translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of us. The functional currency of AGM Group Holdings, Inc., AGM Technology Limited, AGM Defi Tech Limited, our then subsidiaries established pursuant to the laws of Hong Kong, AGM Defi Lab Pte Limited, our then subsidiary established pursuant to the laws of Singapore, and KOI Global Ltd, our subsidiary established pursuant to the laws of the British Virgin Islands are United States dollar. The functional currency of AGM Tianjin Construction Development Co, Ltd., Beijing AnGaoMeng Technology Service Co., Ltd., Nanjing Lucun Semiconductor Co. Ltd., Beijing Keen Sense Technology Service Co., Ltd, and Beijing Bixin Electronic Technology Co., Ltd, our indirect subsidiaries established pursuant to the laws of China, are Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates.

The Consolidated Balance Sheets balances, with the exception of equity at December 31, 2025 and 2024, were translated at RMB7.0288 and RMB7.1884 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Loss/Income and the Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023 were RMB7.1429, RMB7.1217 and RMB7.0467 to $1.00, respectively.

Net gains and losses resulting from foreign exchange translations are included in the comprehensive income/loss on the consolidated statements of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation loss of $4,551, $686,179 and $3,571,930 for the years ended December 31, 2025, 2024 and 2023, respectively. This non-cash loss had the effect on our reported comprehensive loss or income.

5.B. Liquidity and Capital Resources.

Liquidity

For the years ended December 31, 2025 and 2024

Liquidity is the ability of a company to generate funds to support our current and future operations, satisfy our obligations and otherwise operate on an ongoing basis. As of December 31, 2025 we had approximately $0.3 million in cash and cash equivalents and $25.1 million in accounts receivable for continuing operations, compared to $1.2 million in cash and $13.4 million in accounts receivable as of December 31, 2024. We believe that our current cash and cash to be generated from our operations will be sufficient to meet our working capital needs for at least the next twelve months. We are not dependent upon external borrowings. We plan to expand our business to implement our growth strategies to broaden our service and strengthen our position in the marketplace.

The following table sets forth a summary of changes in our working capital from December 31, 2024 to December 31, 2025 for continuing operations:

	December 31,	December 31,		Percentage
	2025	2024	Change	Change
Working capital:
Total current assets	$42,332,089	$46,002,900	(3,670,811)	(8.0)%
Total current liabilities	3,190,107	33,013,668	(29,823,561)	(90.3)%
Working capital	$39,141,982	12,989,232	26,152,750	201.3%

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Current assets for continuing operations

Current assets decrease by $3.7 million from $46.0 million as of December 31, 2024 to $42.3 million as of December 31, 2025. The decrease was primarily contributed by a decrease in inventories of $21.4 million and offset by an increase in accounts receivable of $11.8 million and an increase in prepayment and other current assets of $5.6 million.

Current liabilities for continuing operations

Current liabilities saw a decrease of $29.8 million from $33.0 million as of December 31, 2024 to $3.2 million as of December 31, 2025. The decrease mainly consisted of a decrease in income tax payable of $14.6 million, a decrease in accounts payable of $12.8 million and a decrease in due to related parties of $1.6 million.

Cash Flow Summary

The following table sets forth certain items in our consolidated statements of cash flows for 2025, 2024 and 2023.

	For The Years Ended December 31,
	2025	2024	2023

Net cash (used in) / provided by operating activities	$(4,077,322)	$7,111,426	$(1,691,718)
Net cash provided by / (used in) investing activities	5,000	115,848	(10,708)
Net cash provided by / (used in) financing activities	3,180,676	(7,242,251)	1,322,819
Effect of exchange rate changes on cash and cash equivalents	38,014	(407,532)	(2,092,354)
Net change in cash and cash equivalents and restricted cash	(853,632)	(422,509)	(2,471,961)
Cash and cash equivalents, beginning of the year	1,178,970	1,601,479	4,073,440
Cash and cash equivalents and restricted cash, end of the year	325,338	1,178,970	1,601,479

We have cash and cash equivalents held in financial institutions in the following countries (regions):

	December 31,	December 31,
Country (Region)	2025	2024
China (Mainland)	$787	$5,752
Hong Kong	96,178	936,264
Singapore	228,373	228,448
Total cash and cash equivalents	$325,338	$1,170,464

Operating Activities:

Net cash used in operating activities from continuing operations for the year ended December 31, 2025 was $3.4 million (total of $4.1 million used in operating activities including net cash used in operating activities from discontinued operations of $0.6 million), mainly comprising a net income from continuing operations of $0.6 million, an allowance for doubtful accounts of $5.0 million, a decrease in accrued expenses and other payables of $5.0 million and a decrease in inventories of $21.4 million, offset by a gain on disposal of subsidiaries of $8.5 million and an increase in accounts receivable of $26.9 million.

Net cash used in operating activities from continuing operations for the year ended December 31, 2024 was $40.4 million (total of $7.1 million provided by operating activities including net cash provided by operating activities from discontinued operations of $47.5 million), mainly comprising a net income from continuing operations of $3.4 million, offset by an increase in accounts receivable of $9.3 million, an increase in inventories of $27.2 million and a decrease in accounts payable of $7.0 million.

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

Investing Activities:

Net cash provided from investing activities was $5,000 for the year ended December 31, 2025. It comprised of $5,000 from continuing operations for disposal of subsidiaries.

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

Financing Activities:

Net cash provided by financing activities was $3.2 million for the year ended December 31, 2025. Net cash provided by financing activities from continuing operations was attributed to proceeds from issuance of ordinary shares for cash of $4.8 million, proceeds from related parties of $0.6 million, offset by repayments to related parties of $2.2 million.

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

Credit facility

We mainly finance our operations through proceeds borrowed from related parties. As of December 31, 2025, due to related parties was $0.6 million compared to $2.2 million as of December 31, 2024, representing a decrease of $1.6 million. Due to related parties as of December 31, 2025 and 2024 include:

	December 31,	December 31,
	2025	2024
Yufeng Mi	-	4,503
HongKong Kisen	592,131	2,195,948
Total due to related parties	$592,131	$2,200,451

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses related parties paid on behalf of us. These loans are bear interest at an annual rate of 0.1%, unsecured and repayable on demand.

From time to time, we borrowed $0.6 million from and repaid $2.2 million to related parties in the year ended December 31, 2025. We borrowed $1.0 million from and repaid $8.0 million to related parties in the year ended December 31, 2024.

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

5.E. Critical Accounting Estimates.

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

Discontinued operation

The Company reports a disposal of its component or a group of its components as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presents separately in asset and liability sections, respectively, of the consolidated balance sheets and prior periods are presented on a comparative basis. In the consolidated statements of operations and comprehensive (loss)/income, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. Unless otherwise noted, discussion in the Notes to consolidated financial statements refers to the Company’s continuing operations.

Reclassification

Certain prior period amounts have been reclassified to conform to current period presentation in order to reflect the discontinued operations of Nanjing Lucun. None of these reclassifications had an impact on reported financial position or cash flows for any of the period presented.

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

We derive revenue from the sale of cryptocurrency mining machines and standardized computing equipment for the years ended December 31, 2025, 2024 and 2023. Revenue is recognized upon the satisfaction of its performance obligation (upon transfer of control of promised goods to customers) in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods, excluding amounts collected on behalf of third parties (for example, value added taxes). We act as a principal in revenue generating process and should recognize revenue on a gross basis. Revenues are measured as the amount of consideration we expect to receive in exchange for transferring products to customers. The transaction price is fixed as specified in the contracts. Our contracts do not include explicit right of return, and variation consideration is not significant.

All transactions are settled in cash within normal credit period, and there is no financing component.

Allowance for credit losses

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required. Accounts receivable are recognized and carried at net realizable value.

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

We reversed our credit loss allowance by $10.9 million, consisting of write-offs of $7.5 million and a $3.5 million derecognition resulting from the sale of subsidiaries, and recorded credit losses of $5.0 million for the year ended December 31, 2025. We reversed credit losses of nil and recorded credit losses of $0.7 million for the year ended December 31, 2024. We reversed credit losses of $21.9 million and recorded credit losses of $1.9 million for the year ended December 31, 2023.

Inventory write-down

Inventories, primarily consisting of standardized computing equipment, are finished goods from manufacturers. Cost of inventory is determined using the first-in, first-out cost method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. There were no write-downs recognized for the inventories for the years ended December 31, 2025, 2024 and 2023.

Provision of advance to suppliers

(1)	Advance to suppliers are settled when the products are provided and accepted by us. We review our advance to suppliers on a periodic basis and determine the adequacy of provision when amounts outstanding are not likely to be collected in cash or utilized against receipt of products. For the years ended December 31, 2025, 2024 and 2023, we recorded provision of advances to suppliers of nil, nil and $3.5 million, respectively. During the same periods, we reduced such provisions by $1.5 million, $2.0 million and nil, respectively, with the reduction in 2025 resulting from the sale of subsidiaries and the reduction in 2024 was attributable to the reversal of previously recognized provisions.

(2)	Other current assets, which primarily consisted of loans receivable and other rent receivable. For the years ended December 31, 2025, 2024 and 2023, we recorded provision of other current assets of nil, nil and $1.2 million and reduced provision by $1.2m, nil and nil, respectively.

Leases

We account for our lease under ASC 842 Leases, and identify lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For all operating leases except for short-term leases, we recognize operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less are short-term leases. We do not recognize right-of-use assets or lease liabilities on the consolidated balance sheet for short-term leases but rather recognizes lease expense on a straight-line basis over the lease term. The operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using our incremental borrowing rate over a similar term of the lease payments at least commencement. The right-of-use assets consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Valuation allowance of deferred tax assets

We account for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. For the years ended December 31, 2025, 2024 and 2023, we recorded $3.3 million, $0.6 million and nil valuation allowance of deferred tax assets. For the years ended December 31, 2025, 2024 and 2023, we reduced valuation allowance of deferred tax assets by $3.4 due to sales of subsidiaries, nil and nil, respectively.

Uncertainty of tax position

The China EIT Law provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in China be treated as a resident enterprise for PRC tax purpose and consequently be subject to China income tax at the rate of 25% for its worldwide income. The Implementing Rules of the China EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” On April 22, 2009, China State Administration of Taxation further issued a notice entitled “Notice regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their place of Effective Management.” Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations mainly function in China; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in China; (iii) its major assets, accounting books, company sales, minutes and files of board meetings and shareholders’ meetings are located or kept in China; and (iv) more than half of the directors or senior management personnel with voting rights reside in China. Based on a review of surrounding facts and circumstances, we believe that there is an uncertain tax position as to whether its operations outside of China will be considered a resident enterprise for PRC tax purposes due to limited guidance and implementation history of the China EIT Law. Should our subsidiaries be treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on worldwide income at a uniform tax rate of 25%. For the years ended December 31, 2025, and 2024, we have evaluated this uncertain tax position and recorded a tax liability on the Consolidated Balance Sheet. As of December 31, 2025 and 2024, income tax payable related to the uncertain tax position were $0.8 million and $15.4 million, respectively.

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company adopted ASU 2023-09 for the year beginning on January 1, 2025, prospectively. The Company expects the impact of adoption of this ASU to be immaterial to its financial statements.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses. This new guidance is designed to improve the disclosures about the types of expenses, including employee compensation, depreciation, and amortization, and costs incurred related to inventory and manufacturing activities. In January 2025, the FASB issued ASU No. 2025-01 to clarify certain provisions of ASU 2024-03, including its effective date and transition guidance. As clarified, the amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. The guidance should be applied prospectively, with an option for retrospective application. Early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20). The amendments in this ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of assessing the impact of the amendments on the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU addresses challenges encountered when applying the guidance in Topic 326, Financial Instruments—Credit Losses, to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of assessing the impact of the amendments on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2029, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of assessing the impact of the amendments on the Company’s consolidated financial statements.

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

Item 6 Directors, Senior Management and Employees

6.A. Directors and Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Bo Zhu	39	Chief Executive Officer, Chief Strategy Officer and Director
Hailiang Jia	49	Independent Director and Chair of Audit Committee.
Jianping Niu	69	Independent Director and Chair of Nominating Committee
Yang Cao	41	Independent Director and Chair of Compensation Committee

The business address of each of the officers and directors is c/o Creative Consultants (Hong Kong) Limited Unit 2212, 22/F, CC Wu Building, 302-308 Hennessy Road, Wanchai, Hong Kong.

Bo Zhu. Dr. Zhu has served as the Chief Strategy Officer since May 2021 and as the Chief Executive Officer and a director since October 2023. Dr. Zhu possesses an in-depth understanding of the blockchain technology application, as well as a well-known reputation and extensive network within the industry due to the extended time spent in high-performance computing research in the past years. Dr. Zhu is the sole director of Hong Kong Kisen Co., Limited since November 2019, which is engaged in import and export trades of electronic components based on communication chips and IoT sensor modules. Dr. Zhu was an assistant researcher at Zhejiang University from 2013 to 2017. Dr. Zhu is also accomplished in academia. He has partaken in multiple research programs where he focuses on data analysis, intelligent and large data visualization, parallel computing and numerical simulation, He has published over 20 research papers, 19 of which are indexed in SCI/EI (science and engineering). Dr. Zhu received his PhD in Computer Science and Technology from Zhejiang University in 2013.

Hailiang Jia. Mr. Jia has served as our Independent Director and Chair of Audit Committee since June 2025. Mr. Jia has over 20 years of experience in finance and executive management roles across multiple industries, including technology, trade, and accounting. Mr. Jia has served as the Chief Financial Officer at 3 E Network Technology Group Ltd (Nasdaq: MASK) since November 2024. From June 2003 to October 2008, Mr. Jia served as the Chief Financial Officer at Henan Ocean Chemical Fiber Group Co., LTD. in China. Between November 2008 and October 2014, he served as the Chief Financial Officer at Zhengzhou Sanhui Electric Co., LTD. in China. From November 2014 to October 2019, Mr. Jia served as the Chief Financial Officer of Zhengzhou Wate Energy-saving Technology Co., LTD. in China. Starting from August 2022, Mr. Jia has been a certified public accountant at Hebei Huatai United Accounting Firm. Mr. Jia received a bachelor’s degree in finance and accounting from Henan University of Technology (formerly known as Henan Food University) in 2000 and a master’s degree of business administration from the same university in 2013.

Jianping Niu. Ms. Niu has served as our Independent Director since June 2025. Ms. Niu has over 40 years of experience in logistics and supply chain management, specializing in cold chain operations and logistics information systems. She has served as the director of logistics information at Beijing Zhengguangtong International Supply Chain Management Co., Ltd. since August 2024, where she oversees cold chain management, RFID and IoT technology integration, and compliance with GSP/GMP standards. Previously, Ms. Niu served as a director of warehouse operations at Beijing Kewoyi Technology Co., Ltd. from November 2021 to August 2024, managing multiple regional cold chain warehouses and implementing advanced tracking technologies. Ms. Niu received a bachelor’s degree in chemistry from Henan Normal University in 1978.

Yang Cao. Mr. Cao has served as our Independent Director since June 2025. Mr. Cao has extensive experience in technology management and education, with a career spanning roles in academia and executive leadership in the software and logistics sectors. He has served as the General Manager of Beijing Kewoyi Technology Co., Ltd. since January 2021, where he leads the development and operation of an online freight logistics platform. Previously, Mr. Cao served as a product manager at Beijing Zhongkezhixing Lot Technology Co., Ltd from 2020 to 2023, primarily responsible for software technology development and logistics services. Mr. Cao received a bachelor’s degree in computer science from Henan Normal University in 2008.

Family Relationships

There are no family relationships between each of Bo Zhu, Hailiang Jia, Jianping Niu and Yang Cao and any other employee or member of the Board of Directors of the Company.

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

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Bo Zhu.

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2025 and 2024.

Name and Principal Position	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Bo Zhu	2025	120,000	-	-	-	120,000
Chief Executive Officer, Chief Strategy Office and Director(1)	2024	120,000	-	-	-	120,000

Yufeng Mi	2025	14,642.86	-	-	-	14,642.86
Former Chief Technology Officer(2)	2024	30,000	-	-	-	30,000

Yafang Wang	2025	14,642.86	-	-	-	14,642.86
Former Secretary of the Board(3)	2024	30,000	-	-	-	30,000

(1)	Bo Zhu was appointed as the Chief Strategy Officer, effective May 6, 2021 and as the Chief-Executive Officer and a director on October 9, 2023.

(2)	Yufeng Mi was a Chief Technology Officer from January 3, 2016 to June 25, 2025.

(3)	Yafang Wang was a Secretary of the Board from May 4, 2018 to June 25, 2025.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors are entitled receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with our directors Bo Zhu, Hailiang Jia, Jianping Niu, and Yang Cao. In addition, our director Hailiang Jia, Jianping Niu, Yang Cao and former directors Fangjie Wang, Jialin Liu and Yue Wang received compensation for their service as officers of the Company. Bo Zhu have not received and will not receive compensation as directors of the Company.

The table below indicates the compensations we paid to our Board of Directors in their capacity as directors for fiscal years 2025 and 2024:

Name	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Bo Zhu	2025	-	-	-	-	-
Chief Executive Officer, Chief Strategy Officer and Director (1)	2024	-	-	-	-	-

Hailiang Jia	2025	19,857.14	-	-	-	19,857.14
Independent Director and Chair of Audit Committee(2)	2024	-	-	-	-	-

Jianping Niu	2025	16,547.62				16,547.62
Independent Director and the chair of Nominating Committee (3)	2024	-	-	-	-	-

Yang Cao	2025	16,547.62				16,547.62
Independent Director and Chair of Compensation Committee (4)	2024	-	-	-	-	-

Fangjie Wang	2025	4,725.58	-	-	-	4,725.58
Former Independent Director and Chair of Audit Committee	2024	10,539.07	-	-	-	10,539.07

Jialin Liu	2025	4,761.40	-	-	-	4,761.40
Former Independent Director and Chair of Compensation Committee	2024	9,139.48	-	-	-	9,139.48

Yue Wang	2025	7,465.84	-	-	-	7,465.84
Former Independent Director and Chair of Nominating Committee	2024	-	-	-	-	-

Jiaqi Zhu	2025	5,833.33	-	-	-	5,833.33
Former Director and Chair of Nominating Committee(5)	2024	14,166.67	-	-	-	14,166.67

(1)	Bo Zhu was appointed as the Chief Strategy Officer, effective May 6, 2021 and as the Chief-Executive Officer and a director on October 9, 2023.

(2)	Hailiang Jia was appointed an Independent Director and the Chair of Audit Committee, a member of the Compensation Committee and Nominating Committee of the Company effective as of June 12, 2025.

(3)	Jianping Niu was appointed an Independent Director and a member of the Nominating Committee, effective as of June 12, 2025, and was also appointed the chair of the Nominating Committee and a member of the Audit Committee and the Compensation Committee, effective as of July 9, 2025.

(4)	Yang Cao was appointed an Independent Director and a member of the Compensation, effective as of June 12, 2025, and was also appointed the chair of the Compensation Committee and a member of the Nominating Committee and the Audit Committee, effective as of July 9, 2025.

(5)	Jiaqi Zhu was a director, the Chair of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company from October 9, 2023 to March 11, 2025.

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

2025 Equity Incentive Plan

In August 2025, the Company adopted the 2025 Share Incentive Plan (the “2025 Share Incentive Plan”), which provides for an aggregate of 592,249 Class A Ordinary Shares to be available for grants of awards, including options, restricted shares and restricted share units, to eligible employees, directors and consultants of the Company or its subsidiaries, subject to an annual increase as provided under the plan.

As of the date of this annual report, 580,000 Class A ordinary shares have been granted under the 2025 Share Incentive Plan.

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

Board of Directors and Board Committees

Our Board of Directors currently consists of four directors, a majority of whom are independent as such term is defined by the Nasdaq Capital Market.

The directors are re-elected at our general meeting of shareholders every year.

A director who is interested in a transaction entered into or to be entered into by the Company may vote on a matter relating to the transaction and attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum. A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

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

Board Committees

The business and affairs of the Company are managed under the direction of our Board of Directors. We have conducted Board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this annual report, the Board of Directors has adopted procedures for communication with the officers and directors on September 15, 2017. Stockholders will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual general meetings of shareholders. All communications from stockholders are relayed to the members of the Board of Directors.

Board Committees

We have established and adopted charters for three standing committees under the Board of Directors: the Audit Committee, the Compensation Committee, the Nominating Committee. Each Committee consists of only independent directors of the Company.

●	Audit Committee: Hailiang Jia (Chair), Yang Cao, Jianping Niu

●	Compensation Committee: Yang Cao (Chair), Hailiang Jia, Jianping Niu

●	Nominating Committee: Jianping Niu (Chair), Yang Cao, Hailiang Jia

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

Audit Committee

Our Audit Committee consisted of Hailiang Jia, Yang Cao, Jianping Niu. Mr. Hailiang Jia is the Chair of our Audit Committee. We have determined that all of them satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our Board of Directors has determined that Mr. Jia qualifies as an Audit Committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The Audit Committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee will be responsible for, among other things:

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

Compensation Committee

Our Compensation Committee consists of Yang Cao, Hailiang Jia, Jianping Niu. Mr. Yang Cao is the Chair of our Compensation Committee. We have determined that all of them satisfy the “independence” requirements under Nasdaq Rule 5605. The Compensation Committee will assist the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee will be responsible for, among other things:

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

Nominating Committee

Our Nominating Committee consists of Jianping Niu, Yang Cao, Hailiang Jia. Ms. Jianping Niu is the Chair of our Nominating Committee. We have determined that all of them satisfy the “independence” requirements under Nasdaq Rule 5605. The Nominating Committee will assist the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The Nominating Committee will be responsible for, among other things:

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

Copy of our committee charters are also available on our website at www.agmhgroup.com.

Duties of Directors

Under BVI law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, considering without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

The functions and powers of our Board of Directors include, among others:

●	managing the business and affairs of the Company;

●	exercising all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party; and

●	executing cheques, promissory notes, bills of exchange and other negotiable instruments on behalf of the Company.

Interested Transactions

A director of the Company who is interested in a transaction entered into or to be entered into by the Company may: (a) vote on a matter relating to the transaction; (b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and (c) sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction, and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit. A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

A disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

Remuneration and Borrowing

The directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company. The Compensation Committee will assist the directors in reviewing and approving the compensation structure for the directors. Our Board of Directors may exercise all the powers of the company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

Qualification

A director is not required to hold a share as a qualification to office.

Limitation of Director and Officer Liability

Section 132 of the BVI Act provides that subject to the memorandum or articles of association of a company, the company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company, or (b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, provided that the said person had acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

Under our second amended and restated memorandum and articles of association, we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who: (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or (b) is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. The decision of our Board of Directors as to whether such a person acted honestly and in good faith with a view to the best interests of the company and as to whether the person had no reasonable to cause to believe that his or her conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of a nolle prosequi does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful.

The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in our memorandum and articles of association.

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

Code of Business Conduct and Ethics and other Corporate Governance Policies

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees. Our standards are in writing and have been posted on our website at www.agmhgroup.com The following is a summation of the key points of the Code of Ethics we adopted:

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

6.D. Employees

As of December 31, 2025, we had a total of 11 full-time employees. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

6.E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report by:

●	Each person who is known by us to beneficially own more than 5% of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

Our company is authorized to issue 60,000,000 Class A Ordinary Shares, par value US$0.05 per share and 30,000,000 Class B Ordinary Shares, par value US$0.05 per share. The number and percentage of ordinary shares beneficially owned are based on 3,596,375 Class A Ordinary Shares, par value US$0.05 per share, and 1,200,000 Class B Ordinary Shares, par value US$0.05 per share, issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Class A Ordinary Shares and/or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares and Class B Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company c/o Creative Consultants (Hong Kong) Limited, Unit 2212, 22/F, CC Wu Building, 302-308 Hennessy Road Wanchai, Hong Kong.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A Ordinary Shares)	Percentage Ownership (Class A Ordinary Shares)	Amount of Beneficial Ownership (Class B Ordinary Shares)	Percentage Ownership (Class B Ordinary Shares)	Combined Voting Power of Class A Ordinary Shares and Class B Ordinary Shares	Combined Voting Power of Class A Ordinary Shares and Class B Ordinary Shares as a Percentage(1)
Directors and Named Executive Officers:

Bo Zhu, Chief Executive Officer, Chief Strategy Officer and Director(2)	-	-	1,200,000	100%	6,000,000	62.52%
Hailiang Jia, Independent Director and Chair of Audit Committee	-	-	-	-	-	-
Jianping Niu, Independent Director and Chair of Nominating Committee	-	-	-	-	-	-
Yang Cao, Independent Director and Chair of Compensation Committee	-	-	-	-	-	-
All directors and executive officers as a group (4 persons)	-	-	1,200,000	100%	6,000,000	62.52%

5% Beneficial Owners:
Bo Zhu (3)	-	-	1,200,000	100%	6,000,000	62.52%

(1)	Each Class B Ordinary Share in the Company confers upon the shareholder the right to five (5) votes at a meeting of the shareholders of the Company or on any resolution of shareholders.

(2)	Bo Zhu directly holds 1,200,000 Class B ordinary shares.

(3)	Bo Zhu directly holds 1,200,000 Class B ordinary shares.

Item 7 Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

As of December 31, 2025, related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
HongKong Kisen Co., Limited	Company ultimately controlled by Chief Strategy Officer (“CSO”)

Due to related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of December 31, 2025 and 2024, due to related parties consisted of the following:

	December 31,			Interest	Exchange Rate	December 31,
	2024	Received	Repayment	Expenses	Translation	2025
Yufeng Mi	4,503	-	(4,503)	-		-
HongKong Kisen(1)	2,195,948	604,943	(2,209,100)	340	-	592,131
Total due to related parties	2,200,451	604,943	(2,213,603)	340		592,131

(1)	On April 7, 2022, the Company entered into a loan agreement with HongKong Kisen for borrowings of $10,000,000, bearing interest at an annual rate of 0.1% with a term of 10 months, to fund the Company's working capital requirements. Effective January 1, 2023, the parties mutually agreed to terminate the agreement and entered into a new loan agreement providing for borrowings of up to $20,000,000 at an annual interest rate of 0.1%, with an original maturity date of December 31, 2023, which was subsequently extended to December 31, 2024.

On December 20, 2024, the Company and HongKong Kisen mutually agreed to terminate the existing loan agreement and entered into a new loan agreement providing for borrowings of up to $5,000,000, bearing interest at an annual rate of 0.1% with a term of three years.

During 2023, the Company borrowed $4,384,975 from HongKong Kisen and repaid $3,160,000, generating interest expense of $9,316.

During 2024, the Company borrowed $962,000 from HongKong Kisen and repaid $8,021,693, generating interest expense of $9,565.

During 2025, the Company borrowed $604,943 from HongKong Kisen and repaid $2,209,100, generating interest expense of $340.

From time to time, the Company borrowed $604,943 from related parties and repaid $2,209,100 to related parties in the year ended December 31, 2025. From time to time, the Company borrowed $962,000 from related parties and repaid $8,021,693 to related parties in the year ended December 31, 2024. From time to time, the Company borrowed $4,384,975 from related parties and repaid $3,160,000 to related parties in the year ended December 31, 2023.

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

Under British Virgin Islands law and our second amended and restated memorandum and articles of association, the directors of the Company may, by resolution of directors, authorize a distribution by way of dividend at such time at such amount as they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

In addition to the above, all dividends are subject to certain restrictions under BVI law and our second amended and restated memorandum and articles of association, namely that:

●	notice of any dividend that may have been declared shall be given to each shareholder;

●	no dividend shall bear interest as against the Company and no dividend shall be paid on treasury shares; and

●	all dividends unclaimed for 3 years after having been declared may be forfeited by resolution of directors for the benefit of the Company.

Subject to our second amended and restated memorandum and articles of association, each Class A Ordinary Share in the Company confers upon the shareholder: (a) the right to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders; (b) the right to an equal share in any dividend paid by the Company; and (c) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Subject to our second amended and restated memorandum and articles of association, shareholder(s) of Class B Ordinary Share shall not (a) receive the right to any dividend paid by the Company; and (b) receive the right to any distribution of the surplus assets of the Company on its liquidation.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries. AGM Software is permitted under the BVI laws to provide funding to AGM Holdings through dividend distribution as long as that immediately following the distribution the value of AGM Software's assets will exceed its liabilities and it will be able to pay its debts as they fall due. Under the Dividend Declarations governed by the Canadian Business Corporations Act (CBCA), AGM Canada is permitted to pay dividends to AGM Holdings as long as the company generates enough profits to pay its liabilities. The dividends may be paid in the form of cash, property, or shares. AGM Integrated and AGM Electronic are permitted under the laws of Hong Kong to provide funding to AGM Holdings through dividend distribution out of profits available for distributions. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

8.B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9 The Offer and Listing

9.A. Offer and Listing Details

Our Ordinary Shares are listed on NASDAQ under the symbol “AGMH”. Holders of Ordinary Shares should obtain current market quotations for their securities.

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

Subsequently, we submitted to Nasdaq a plan to regain compliance. On March 26, 2020, we received an extension until July 29, 2020 to regain compliance with Listing Rules 5550(a)(3). During the compliance period, the Company’s ordinary shares continued to be listed and traded on The Nasdaq Capital Market. To regain compliance, the Company must have at least 300 public holders during this 180-day grace period.

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

Pursuant to the Nasdaq Listing Rules, the Company had 60 calendar days from the date of the Notice to submit a plan of compliance to Nasdaq. The Company timely submitted a plan of compliance to Nasdaq and on July 17, 2023, the Company received a letter from Nasdaq notifying it that Nasdaq granted the Company an Exception to enable it to regain compliance with the Rule. Pursuant to the Exception, the Company must file its Form 20-F for the period ended December 31, 2022 on or before November 13, 2023. The Company filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 on November 13, 2023. On November 13, 2023, the Company received a letter from Nasdaq notifying the Company that, based on the November 13, 2023 filing of the Form 20-F, Nasdaq has determined that the Company complies with the Nasdaq Listing Rules. Accordingly, the matter has been closed.

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

On June 9, 2025, the Nasdaq Hearings Panel (the “Panel”) issued a decision granting the Company’s request for continued listing on The Nasdaq Capital Market subject to the Company’s compliance with certain conditions, including compliance with the $1.00 bid price requirement by June 16, 2025, and continued compliance with all applicable criteria for continued listing on the Capital Market tier through at least September 29, 2025.

On June 18, 2025, the Company received a letter (the “Compliance Letter”) from the Nasdaq informing the Company had evidenced compliance with the bid price requirement under Nasdaq Listing Rule 5550(a)(2), as required by the Panel decision dated June 9, 2025.

On October 14, 2025, the announced that it received a letter from the Nasdaq advising that it has maintained compliance with the Listing Rules through September 29, 2025, as required by the June 3, 2025 decision issued by the Panel. Accordingly, the Panel has determined to allow the Company to maintain its listing on The Nasdaq Capital Market.

On May 18, 2026, the Company received a letter from the Listing Qualifications Department of The Nasdaq indicating that, because the Company has not yet filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Form 20-F”), the Company does not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing. This notice from Nasdaq has no immediate effect on the listing of the Company’s ordinary shares on the Nasdaq Capital Market. The Company has 60 calendar days to submit a plan to Nasdaq showing how it intends to regain compliance. If Nasdaq accepts the plan submitted by the Company, Nasdaq can grant an exception of up to 180 calendar days from the Form 20-F’s due date, or until November 11, 2026, to regain compliance.

9.D. Selling Shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the Issue

Not applicable for annual reports on Form 20-F.

Item 10 Additional Information

10.A. Authorized Maximum Number of Shares

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and Articles of Association

AGM Holdings was incorporated on April 27, 2015 under the BVI Business Companies Act, Revised Edition 2020 as a company limited by shares. As of the date of hereof, the Company is authorized to issue 90,000,000 shares with a par value of US$0.05 each, comprising (i) 60,000,000 shares of Class A Ordinary Shares, par value US$0.05 per share and (ii) 30,000,000 shares of Class B Ordinary Shares, par value US$0.05 per share. As of the date of this annual report, there are 3,596,375 Class A Ordinary Shares and 1,200,000 Class B Ordinary Shares issued and outstanding.

Our second amended and restated memorandum and articles of association provide that the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

The following are summaries of the material provisions of our second amended and restated memorandum and articles of association and the BVI Act, insofar as they relate to the material terms of our Class A Ordinary Shares. As a convenience to potential investors, we provide the below description of BVI law and our second amended and restated memorandum and articles of association together with a comparison to similar features under Delaware law.

Class A Ordinary Shares

General

Each Class A Ordinary Share in the Company confers upon the shareholder: (a) the right to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders ; (b) the right to an equal share in any dividend paid by the Company; and (c)  the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

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

Each Class B Ordinary Share may not be sold, assigned, transferred, alienated, commuted, anticipated, or otherwise disposed of (including by will or the laws of descent and distribution), or pledged or hypothecated as collateral for a loan or as security for the performance of any obligation, or be otherwise encumbered, and are not subject to attachment, garnishment, execution or other legal or equitable process, and any attempt to do so shall be null and void.

Each Class B Ordinary Share shall only be issued to the Company’s or its subsidiaries’ employees or those entities of which its principal shareholder is an employee of the Company or its subsidiaries. Shareholders’ termination of employment with the Company or its subsidiaries shall immediately result in the cancellation of any and all issued and outstanding shares of Class B Ordinary Shares held by such shareholder on the date of termination.

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

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares is VStock Transfer, LLC, 18 Lafayette Pace, Woodmere, NY 11598.

Distributions

The directors of the Company may, by resolution of directors, authorize a distribution by way of dividend at such time at such amount as they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

Shareholders’ voting rights

At any meeting of the members the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting. Each Class A Ordinary Share confers upon the shareholder the right to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders and each Class B Ordinary Share in the Company confers upon the shareholder the right to five votes at a meeting of the shareholders of the Company or on any resolution of shareholders. An action that may be taken by the members at a meeting may also be taken by a resolution of members consented to in writing, without the need for any notice, but if any resolution of members is adopted otherwise than by the unanimous written consent of all members, a copy of such resolution shall forthwith be sent to all members not consenting to such resolution.

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

Meetings of shareholders

Any director of the Company may convene meetings of the members at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable. The director convening a meeting shall give not less than seven days notice of a meeting of members to: (a) those members whose names on the date the notice is given appear as members in the register of members of the Company and are entitled to vote at the meeting; and (b) the other directors. Upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders within 28 days of receiving the written request. A meeting of members held in contravention of the requirement to give notice is valid if members holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a member at the meeting shall constitute waiver in relation to all the shares which that member holds. Any person other than an individual which is a member of the Company may by resolution of its directors or other governing body authorize such individual as it thinks fit to act as its representative at any meeting of members or of any class of members, and the individual so authorized shall be entitled to exercise the same rights on behalf of the person which he represents as that person could exercise if it were an individual.

The quorum for a meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 per cent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting. A quorum may comprise a single member or proxy and then such person may pass a resolution of members and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of members. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

Meetings of directors

The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable. Any one director of the Company may call a meeting of the directors by sending a written notice to each other director. A director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2. An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a resolution of directors or a resolution of a committee of directors consented to in writing or by telex, telegram, cable or other written electronic communication, without the need for any notice by a majority of the directors or members of the committee of directors, but if any resolution is adopted otherwise than by the unanimous written consent of all directors or all members of a committee of directors, a copy of such resolution shall forthwith be sent to all directors or all members of a committee of directors not consenting to such resolution.

Protection of minority shareholders

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new Class A Ordinary Shares under either British Virgin Islands law or our memorandum and articles of association.

Transfer of Class A Ordinary Shares

Subject to the restrictions in our second amended and restated memorandum and articles of association and applicable laws, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our Board of Directors may not resolve to refuse or delay the transfer of any Class A Ordinary Shares or Class B Ordinary Shares unless the shareholder has failed to pay an amount due in respect of it.

Liquidation

The Company may voluntarily commence to wind up and dissolve if (a) it has no liabilities; or (b) is able to pay its debts as they fall due, by a resolution of shareholders or if, the Company has never issued shares, by a resolution of directors. The Company may by a resolution of shareholders or by a resolution of directors appoint a voluntary liquidator. Where a liquidator has been appointed by a resolution of directors, the shareholders of a company may by a resolution of the shareholders appoint an eligible person, subject to the Act, as an additional voluntary liquidator to act jointly with the voluntary liquidator appointed.

Calls on Class A Ordinary Shares and forfeiture of Class A Ordinary Shares

Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified date of payment. Where a written notice of call has been issued and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the shares to which the notice relates. The Company is under no obligation to refund any moneys to the shareholder whose shares have been cancelled and that shareholder shall be discharged from any further obligation to the Company.

Issuance of Shares

Subject to the provisions of the BVI Act, shares and other securities may be issued at such times, to such persons, for such consideration and on such terms as the directors may by resolution of directors determine.

Variation of rights

The rights attached to shares may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

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

Inspection of books and records

Under BVI law, holders of our Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association (as may be amended from time to time), (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members (shareholders), and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

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

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. On December 4, 2023, SAFE promulgated Circular 28 to further optimize foreign exchange administration for capital account transactions. Under Circular 19 and Circular 16 and Circular 28, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license, and excluding the following four regions: the Lin-gang Special Area of the China (Shanghai) Pilot Free Trade Zone, the Nansha Area of the China (Guangdong) Pilot Free Trade Zone, the Yangpu Economic Development Zone of the Hainan Free Trade Port, and Beilun District of Ningbo City in Zhejiang Province; and (iv) purchase of non-self-use residential properties (except for enterprises engaged in real estate development and operation or real estate leasing and operation).

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

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. The Enterprise Income Tax Law (the “EIT Law”), effective as of January 1, 2008, and amended on December 29, 2018, enterprises pay a unified income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises. Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. If the PRC tax authorities subsequently determine that AGM Holding and its then subsidiaries in PRC or any future non-PRC subsidiary should be classified as a PRC resident enterprise, then such entity’s global income will be subject to PRC income tax at a tax rate of 25%. In addition, under the EIT Law, payments from the then subsidiaries in PRC to us may be subject to a withholding tax. The EIT Law currently provides for a withholding tax rate of 20%. If AGM Holdings or any of its then subsidiaries in PRC is deemed to be a non-resident enterprise, then it will be subject to a withholding tax at the rate of 20% on any dividends paid by its Chinese subsidiaries to such entity. In practice, the tax authorities typically impose the withholding tax rate of 10% rate, as prescribed in the implementation regulations; however, there can be no guarantee that this practice will continue as more guidance is provided by relevant government authorities. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

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

PRC Value Added Tax

According to the Value-Added Tax Law of the People's Republic of China effective as of January 1, 2026, any units and individuals that engage in the sale of goods, processing, repair and replacement services, construction and installation services, the importation of goods, as well as the sale of other services, intangible assets, and immovable property, are taxpayers of value-added tax (VAT) and shall pay VAT in accordance with the provisions of the said law. A 13% tax rate applies to taxpayers selling goods, processing, repair and replacement services, tangible movable property leasing services, and importing goods.

PRC Business Tax

Companies in China were generally subject to business tax and related surcharges by various local tax authorities at rates ranging from 3% to 20% on revenue generated from providing services and revenue generated from the transfer of intangibles. However, since May 1st of 2016, the Business Tax has been incorporated into Value Added Tax in China, which means there will be no more Business Tax and accordingly some business operations previously taxed in the name of Business Tax will be taxed in the manner of VAT thereafter. In general, this policy is intended to relieve many companies from heavy taxes under a slowing down economy.

British Virgin Islands Taxation

The government of the BVI does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon our Company or its security holders who are not tax resident in the BVI.

The BVI currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the government of the BVI save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the BVI on transfer of shares of BVI companies incorporated or registered under the BVI Act, except for those which hold interests in land in the BVI. There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the BVI.

British Virgin Islands Economic Substance Legislation

The BVI enacted the Economic Substance (Companies and Limited Partnerships) Act 2018 (the “ES Act”), which became effective on January 1, 2019, and the International Tax Authority’s (the “ITA”) Rules on Economic Substance in the Virgin Islands (the “ITA’s Rules”), containing rules and guidance relating to the interpretation of the ES Act and how the ITA will carry out its obligations. The ITA’s Rules were first issued on October 9, 2019, were further updated on February 10, 2020 and again updated on February 23, 2023. A BVI company that is considered a “legal entity” that is conducting one or more of the nine “relevant activities” is required to comply with the economic substance requirements in relation to that relevant activity. A BVI company is required to report to the ITA, via its registered agent, on an annual basis under the Beneficial Ownership Secure Search Act 2017 to enable the ITA to monitor compliance with the economic substance requirements (as applicable).

Hong Kong Profits Taxation

Hong Kong profits tax is payable by every person (including a body corporate, partnership, and sole proprietorship) carrying on a trade, profession, or business in Hong Kong on the profits arising in or derived from Hong Kong from such trade, profession, or business. With effect from April 1, 2018, a two-tiered profits tax regime applies, under which the profits tax on the first HK$2 million of profits is charged at the rate of 8.25%, whereas profits in excess of HK$2 million are subject to the standard profits tax rate of 16.5%. However, only one “entity” (which, for the purpose of the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), refers to a natural person, a body of persons or a body corporate, including a corporation, a partnership and a trust) within a group of “connected entities” can enjoy the two-tier profit tax rates. An entity is regarded as a “connected entity” of another entity if: (i) one of the has control over the other; (ii) both of them are under common control of the same entity; or (iii) in the case of the first entity being a natural person carrying on business as a sole proprietorship, the other entity is the same person carrying on another sole proprietorship business. For the purpose of the two-tiered profits tax regime, a group of connected entities will need to nominate which entity will benefit and to make election accordingly. If no nomination has been made, the assessable profits of each entity within the group will be chargeable to the standard profits tax rate. Gains arising from the sale of Class A Ordinary Shares, where the purchases and sales of the Class A Ordinary Shares are effected outside of Hong Kong such as, for example, on British Virgin Islands, should not be subject to Hong Kong profits tax.

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares).

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

No Hong Kong stamp duty is payable on the purchase and sale of the Class A Ordinary Shares.

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

Exercise or Lapse of a Warrant

Subject to the passive foreign investment company rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of Class A Ordinary Shares on the exercise of a Warrant. A U.S. Holder’s tax basis in Class A Ordinary Shares received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor and the exercise price. A U.S. Holder’s holding period for Class A Ordinary Shares received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which such U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

Passive Foreign Investment Company

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

If we are a PFIC for any taxable year during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq (on which our Class A Ordinary Shares are listed). If the Class A Ordinary Shares are regularly traded on the Nasdaq and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC; however, we cannot guarantee that our Class A Ordinary Shares will continue to be listed and regularly traded on the Nasdaq. U.S. Holders are advised to consult their tax advisors as to whether the Class A Ordinary Shares are considered marketable for these purposes.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a timely and valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

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

Material PRC Income Tax Considerations

The following brief description of PRC enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then amended February 24, 2017, and December 29, 2018 and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, and were subsequently amended on April 23, 2019 and again on December 6, 2024, with the latest amendment effective as of January 20, 2025,” enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the BVI. Prior to the disposal of our PRC subsidiaries, dividends, if any, distributed by our then PRC subsidiaries to their respective offshore holding companies could have been subject to PRC withholding tax under the EIT Law and its implementation rules. Following the disposal of all of our PRC subsidiaries, we no longer have any PRC subsidiary from which we may receive dividend distributions. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC enterprise to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise,” which means that it is treated in a manner similar to a PRC enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which was promulgated on April 22, 2009 and became effective retroactively on January 1, 2008. It provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in the PRC and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of the PRC; (iii) main property, accounting books, corporate seal, the Board of Directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of the PRC; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of the PRC.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of AGM Holdings, including the resolutions and meeting minutes of our Board of Directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that AGM Holdings should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

See “Item 3. Key Information-3.D. Risk Factors- Risks Related to Doing Business in China - Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”

The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that AGM Holdings is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event AGM Holdings is determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

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

Item 11 Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Convertible Advances

On September 22, 2025, the Company, entered into a securities purchase agreement (the “Convertible Advances Securities Purchase Agreement”) with an investor, pursuant to which the Company may receive up to US$6,000,000 in convertible advances in multiple tranches (the “Advances”). In connection with the Advances, the Company also entered into a registration rights agreement and a guarantee agreement, pursuant to which certain of the Company’s subsidiaries agreed to guarantee the Company’s obligations under the Advances, and issued warrants to the investor.

The initial closing of the Advances occurred on September 22, 2025, pursuant to which the Company received US$1,500,000 in principal amount of advances for total gross proceeds of $1,380,000. In addition, on December 18, 2025, the Company completed a subsequent closing of the Advances and issued an additional US$500,000 principal amount of convertible advances for gross proceeds of approximately US$425,000. The Company may receive additional advances in subsequent closings subject to the satisfaction of certain conditions under the Convertible Advances Securities Purchase Agreement. The advances bear no stated interest, have a maturity of twelve months, and are convertible into the Company’s Class A Ordinary Shares at a price based on a discount to the prevailing market price, generally equal to 90% of the lowest volume weighted average price during a specified pricing period, subject to a floor price and other adjustments and conditions.

Pursuant to the registration rights Agreement, the Company agreed to file a registration statement covering the resale of the Class A Ordinary Shares underlying the Advances, warrants and related securities. In connection therewith, the Company filed a registration statement on Form F-1 (File No. 333-290977) with the SEC, which was declared effective on December 17, 2025, to register the resale of up to 7,649,160 Class A Ordinary Shares issuable upon conversion of the Advances and exercise of related securities, which permits the investor to sell such shares from time to time. The Company will not receive any proceeds from the resale of such shares by the investor. The Company intends to use the net proceeds from the Advances for working capital and other general corporate purposes.

Equity Line of Credit Facility

On January 22, 2026, the Company entered into a securities purchase agreement (the “ELOC Purchase Agreement”) with certain investor (the “Investor”), pursuant to which the Company established an equity line of credit facility (the “ELOC”) providing for aggregate gross proceeds of up to US$25,000,000. In connection with the ELOC, the Company agreed to issue and sell, from time to time and at its discretion, Class A Ordinary Shares to the Investor, subject to the terms and conditions set forth in the ELOC Purchase Agreement. The Company also issued to the Investor a five-year warrant (the “ELOC Warrant”) to purchase up to 608,777 Class A Ordinary Shares at an exercise price of US$2.4639 per share.

Pursuant to the ELOC Purchase Agreement, the Company may, during a commitment period of up to twenty-four months, deliver purchase notices to the Investor requiring the Investor to purchase a specified number of Class A Ordinary Shares, subject to the satisfaction of customary conditions, including the effectiveness of a resale registration statement. The purchase price of the shares will be determined based on a discount to the market price of the Company’s Class A Ordinary Shares during the applicable pricing period, subject to certain adjustments and limitations. The Company may receive up to US$25,000,000 in aggregate gross proceeds from sales of shares under the ELOC, although the actual proceeds will depend on the number of shares sold and the prevailing market price. The Company intends to use the net proceeds from the ELOC for working capital and other general corporate purposes.

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

Under the supervision and with the participation of our Chief Executive Officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(b)	Management’s annual report on internal control over financial reporting.

Based on its assessment, our management concluded that as of December 31, 2025, our disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act.

In preparing our consolidated financial statements for the years ended December 31, 2025 and 2024, our management identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2025. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2025.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16 [Reserved]

16.A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Hailiang Jia qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s Board of Directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

16.B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at www.agmhgroup.com.

16.C. Principal Accountant Fees and Services

GGF CPA LTD was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2025, 2024 and 2023.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

GGF CPA LTD’s fee for the annual audit of our financial statements for the years ended December 31, 2025, 2024 and 2023 were $180,000, $180,000 and $180,000, respectively.

Audit-Related Fees

The Company incurred $7,500, $7,500, $75,000 and $105,000 for audit-related service fees with HTL International, LLC, TPS Thayer LLC, KCCW Accountancy Corp. and GGF CPA LTD for the year ended December 31, 2025, respectively.

The Company incurred $18,000, $50,000 and $25,000 for audit-related service fees with TPS Thayer LLC, KCCW Accountancy Corp. and GGF CPA LTD for the year ended December 31, 2024, respectively.

The Company did not incur any audit-related service fees for the year ended December 31, 2023.

Tax Fees

The Company did not incur any fees for tax services for the year ended December 31, 2025.

The Company did not incur any fees for tax services for the year ended December 31, 2024.

The Company did not incur any fees for tax services for the year ended December 31, 2023.

All Other Fees

The Company incurred $14,311.19 for other service with Yeung Wing Yan Certified Public Accountant for the year ended December 31, 2025.

The Company did not incur any fees for other services for the year ended December 31, 2024.

The Company did not incur any fees for other services for the year ended December 31, 2023.

Audit Committee Pre-Approval Policies

Before GGF CPA LTD was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s Audit Committee. All services rendered by GGF CPA LTD have been so approved.

16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2025.

16.F. Change in Registrant’s Certifying Accountant

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

16.G. Corporate Governance

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

We rely on home country practice exemption with respect to (i) the requirement for holding annual shareholders meetings under Nasdaq Rule 5620(a), (ii) the requirement to obtain shareholders’ approval of all equity compensation plans and material amendment thereto under Nasdaq Rule 5635(c), and (iii) the requirement to obtain shareholders’ approval for certain transactions other than public offering under Nasdaq Rule 5635(d). We did not hold an annual meeting of shareholders during the fiscal year ended December 31, 2025; did not obtain shareholders’ approval for the adoption of the 2025 Share Incentive Plan; and did not obtain shareholders’ approval for (i) the Registered Direct Offering that was closed on March 4, 2025, (ii) the Convertible Advances, the initial closing of which occurred on September 22, 2025, and (iii) the Equity Line of Credit Facility entered into with investors on January 22, 2026. Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice regarding shareholder approval requirements. The BVI does not require shareholder approval prior to any of the foregoing types of circumstances. As the corporate governance practices in the BVI do not require shareholder approval for any of the foregoing types of transactions, we are not obligated to obtain such approval before entering into transactions involving the potential issuance of securities as described above. To the extent we choose to follow home country practice in lieu of other Nasdaq listing rules in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Share Structure and Class A Ordinary Shares - We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance.”

16.H. Mine Safety Disclosure.

Not applicable.

16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

16.J. Insider Trading Policies.

The Board of Directors also adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

16.K. Cybersecurity.

Our Board of Directors is responsible for reviewing the Company’s cybersecurity risk management and control systems in relation to the financial reporting by the Company, including the Company’s cybersecurity strategy. We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes. We asses and manage our cybersecurity risks though our Information Technologies (“IT”) Committee, which is integrated by the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company.

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

Part III

Item 17 Financial Statements

See Item 18.

Item 18 Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19 Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association of AGM Group Holdings Inc., filed as exhibit 3.1 to the Form 6-K filed on June 3, 2025 and incorporate by reference herein

2.1	Form of 2021 Warrant, filed as exhibit 4.1 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

2.2	Form of 2021 Placement Agent Warrant, filed as exhibit 4.2 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

2.3	Description of Securities, filed as exhibit 2.3 to the Form 20-F filed on November 13, 2023 and incorporated by reference herein

2.4	Form of Warrant, filed as exhibit 4.3 to the Form F-1 filed on February 21, 2025 and incorporate by reference herein

2.5	Form of Placement Agent Warrant, filed as exhibit 4.4 to the Form F-1 filed on February 21, 2025 and incorporate by reference herein

2.6	Form of Warrant, filed as Exhibit 4.1 to our Form 6-K filed with the SEC on January 23, 2026 and incorporated by reference herein.

4.1	English translation of Employment Agreement with Yufeng Mi, dated April 5, 2022, filed as exhibit 4.2 to the Form 20-F filed on June 18, 2024 and incorporate by reference herein

4.2	English translation of Employment Agreement with Yafang Wang dated May 1, 2022, filed as exhibit 4.3 to the Form 20-F filed on June 18, 2024 and incorporate by reference herein

4.3	English translation of Agreement with Jialin Liu, dated March 16, 2023, filed as exhibit 4.4 to the Form 20-F filed on June 18, 2024 and incorporate by reference herein

4.4	English translation of Agreement with Fangjie Wang, filed as exhibit 10.2 to the Form 6-K filed on January 9, 2019 and incorporate by reference herein

4.5	Employment Agreement with Bo Zhu, dated May 10, 2021, filed as exhibit 10.1 to the Form 6-K filed on May 10, 2021 and incorporate by reference herein

4.6	Director Offer Letter dated June 10, 2025 to Jia Hailiang, filed as exhibit 99.1 to the Form 6-K filed with the SEC on June 23, 2025, and incorporated by reference herein.

4.7	Director Offer Letter dated June 10, 2025 to Cao Yang, filed as exhibit 99.2 to the Form 6-K filed with the SEC on June 23, 2025, and incorporated by reference herein.

4.8	Director Offer Letter dated June 10, 2025 to Jianping Niu, filed as exhibit 99.3 to the Form 6-K filed with the SEC on June 23, 2025, and incorporated by reference herein.

4.9	Placement Agency Agreement, dated December 10, 2021, filed as exhibit 10.1 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.10	Form of Securities Purchase Agreement, dated December 10, 2021, filed as exhibit 10.2 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.11	Form of Registration Rights Agreement, dated December 10, 2021, filed as exhibit 10.3 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.12	Form of Lock-up Agreement, dated December 10, 2021, filed as exhibit 10.4 to the Form 6-K filed on December 13, 2021 and incorporate by reference herein

4.13	AGM Group Holdings Inc. 2024 Equity Incentive Plan, filed as exhibit 99.1 to the Form 6-K filed on April 30, 2024, and incorporate by reference herein

4.14	AGM Group Holdings Inc. 2025 Share Incentive Plan, filed as exhibit 99.1 to the Form 6-K filed on September 4, 2025, and incorporate by reference herein

4.15	Sales and Purchase Contract by and between AGM Group Holdings Inc. and Canaan Creative Global Pte Ltd., dated December 1, 2024, filed as exhibit 10.1 to the Form 6-K filed on December 12, 2024, and incorporate by reference herein

4.16	Form of Placement Agency Agreement, filed as exhibit 1.1 to the Form F-1 filed on February 21, 2025 and incorporate by reference herein

4.17	Form of Securities Purchase Agreement, filed as exhibit 10.1 to the Form F-1 filed on February 21, 2025 and incorporate by reference herein

4.18	Form of Lock-up Agreement, filed as exhibit 10.2 to the Form F-1 filed on February 21, 2025 and incorporate by reference herein

4.19	Agreement with Yue Wang

4.20	English Translation of Equity Transfer Agreement dated September 5, 2025, by and among AGM Technology Limited, AGM Group Holdings Inc. and Peng Liu, filed as exhibit 99.1 to the Form 6-K filed on September 11, 2025 and incorporated by reference herein.

4.21	English Translation of Equity Transfer Agreement dated July 28, 2025, by and among AGM Technology Limited, Huai’an Qiguangdian Network Technology Co., Ltd., AGM Tianjin Construction Development Co., Ltd. and Beijing AnGaoMeng Technology Service Co., Ltd., filed as exhibit 99.1 to the Form 6-K filed on July 31, 2025 and incorporated by reference herein.

4.22	Form of Securities Purchase Agreement, filed as exhibit 10.1 to the Form 6-K filed on September 23, 2025 and incorporated by reference herein.

4.23	Form of Registration Rights Agreements, filed as exhibit 10.2 to the Form 6-K filed on September 23, 2025 and incorporated by reference herein.

4.24	Form of Guarantee Agreement, filed as exhibit 10.3 to the Form 6-K filed on September 23, 2025 and incorporated by reference herein.

4.25	Form of Letter Agreement, filed as exhibit 10.1 to our Form 6-K/A filed with the SEC on October 1, 2025 and incorporated by reference herein.

4.26	Form of ELOC Purchase Agreement, filed as exhibit 10.1 to the Form 6-K filed on January 23, 2026 and incorporated by reference herein.

8.1*	List of Subsidiaries

11.1	Code of Ethics, filed as exhibit 14.1 to the Form F-1 filed on September 19, 2017 and incorporate by reference herein

11.2	Insider Trading Policy, filed as exhibit 11.2 to the Form 20-F filed on November 13, 2023 and incorporate by reference herein

12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a) and Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a) and Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Principal Executive Officer and Principal Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of GGF CPA Ltd, Independent Registered Public Accounting Firm

97.1	Compensation Recovery Policy, filed as exhibit 97.1 to the Form 20-F filed on June 18, 2024 and incorporate by reference herein

101.INS*	XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AGM Group Holdings Inc.

	By:	/s/ Bo Zhu
		Name:	Bo Zhu
		Title:	Chief Executive Officer and Director

Date: August 7, 2026

AGM GROUP HOLDINGS INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholders of

AGM Group Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AGM Group Holdings Inc. (“the Company”), as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current year audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/GGF CPA LTD

We have served as the Company’s auditor since 2024.

Guangzhou, China

PCAOB NO: 2729

August 7, 2026

AGM GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except for number of shares)

	December 31,	December 31,
	2025	2024

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$325,338	$1,170,462
Restricted cash	-	2
Accounts receivable, net	25,149,079	13,385,507
Inventories	5,780,250	27,172,200
Advances to suppliers, net	1,270,335	99,861
Prepayment and other current assets, net	9,807,087	4,174,868
Assets of discontinued operations - current	-	6,301,392
Total current assets	42,332,089	52,304,292
NON - CURRENT ASSETS:
Property, plant and equipment, net	-	8,532
Intangible assets, net	21,047	32,527
Operating lease right-of-use assets	86,914	-
Deferred tax assets	564,557	2,713,808
Other non-current assets	1,224,300	-
Assets of discontinued operations - non-current	-	6,308,929
Total non - current assets	1,896,818	9,063,796
TOTAL ASSETS	$44,228,907	$61,368,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	63,673	12,909,752
Accrued expenses and other payables	1,688,349	2,510,916
Advances from customers	-	539
Due to related parties	592,131	2,200,451
Operating lease liabilities, current	51,922	-
Income tax payable	794,032	15,392,010
Liabilities of discontinued operations - current	-	6,472,461
Total current liabilities	3,190,107	39,486,129
NON - CURRENT LIABILITIES:
Operating lease liabilities, non-current	52,992	-
Convertible bonds	1,813,246	-
Liabilities of discontinued operations - non-current	-	16,543
Total non - current liabilities	1,866,238	16,543
TOTAL LIABILITIES	$5,056,345	$39,502,672

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (60,000,000 shares authorized with par value of $0.05, 2,547,191 and 485,058 shares issued and outstanding as of December 31, 2025 and 2024, respectively)*	$127,360	$24,255
Class B Ordinary Shares (30,000,000 shares authorized with par value of $0.05, 1,200,000 and 42,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively)*	60,000	2,100
Additional paid-in capital	33,003,786	26,502,856
Statutory reserves	-	335,696
Retained earnings	5,985,268	5,423,638
Accumulated other comprehensive loss	(3,852)	(10,423,129)
Total shareholders’ equity	39,172,562	21,865,416
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$44,228,907	$61,368,088

*	Adjusted for the effect of 1-for-50 reverse share split on June 3, 2025.

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in US$, except for number of shares)

	For The Years Ended December 31,
	2025	2024	2023

Revenues	$30,561,201	$32,044,575	$68,758,258
Cost of revenues	(27,405,410)	(25,188,174)	(65,605,382)
Gross profit	3,155,791	6,856,401	3,152,876

Operating expenses
Selling, general & administrative expenses	(7,836,997)	(909,042)	12,667,684
Total operating expenses	(7,836,997)	(909,042)	12,667,684

(Loss)/income from operations	(4,681,206)	5,947,359	15,820,560

Other income/(expenses)
Other income	41,236	50,438	37,071
Other expenses	(374,814)	(259,269)	(348,569)
Gain on disposal of subsidiaries	8,489,563	-	-
Total other income/(expenses)	8,155,985	(208,831)	(311,498)

Income from continuing operation before provision of income taxes	3,474,779	5,738,528	15,509,062
Provision for income taxes expenses	(2,896,953)	(2,330,891)	(4,093,157)

Net income from continuing operation	577,826	3,407,637	11,415,905

Discontinued operation
Loss from discontinued operation, net of income tax	(16,196)	(288,542)	(18,855,185)
Loss from discontinued operation, net of income tax	(16,196)	(288,542)	(18,855,185)

Net income/(loss)	$561,630	$3,119,095	$(7,439,280)

Comprehensive income/(loss)
Net income/(loss)	$561,630	$3,119,095	$(7,439,280)
Other comprehensive income/(loss)
Foreign currency translation adjustment	(4,551)	(686,179)	(3,571,930)
Total comprehensive income/(loss)	$557,079	$2,432,916	$(11,011,210)

Income/(loss) earnings per common share*
Continuing operations - Basic and Diluted	$0.33	$7.03	$23.54
Discontinued operations - Basic and Diluted	(0.01)	(0.59)	$(38.87)
Net income/(loss) per common share - Basic and Diluted	$0.32	$6.44	$(15.33)

Weighted average Class A Ordinary Shares outstanding, basic and diluted*	1,752,269	485,058	485,058

*	Adjusted for the effect of 1-for-50 reverse share split on June 3, 2025.

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Class A Ordinary Share*	Number of Class B Ordinary Share*	Class A Ordinary Share	Class B Ordinary Share	Additional paid-in capital	Statutory Reserves	(Accumulated loss)/ Retained earnings	Accumulated other comprehensive income/(loss)	Total
Balance, December 31, 2022	485,058	42,000	24,255	2,100	26,502,856	335,696	9,743,823	(6,165,020)	30,443,710
Net loss	-	-	-	-	-	-	(7,439,280)		(7,439,280)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(3,571,930)	(3,571,930)
Balance, December 31, 2023	485,058	42,000	24,255	2,100	26,502,856	335,696	2,304,543	(9,736,950)	19,432,500
Net income	-	-	-	-	-	-	3,119,095	-	3,119,095
Appropriation to statutory reserve
Foreign currency translation adjustment	-	-	-	-	-	-	-	(686,179)	(686,179)
Balance, December 31, 2024	485,058	42,000	24,255	2,100	26,502,856	335,696	5,423,638	(10,423,129)	21,865,416
Net income							561,630		561,630
Reverse Stock Split	(78)		(6)		6				-
Issuance of Class A Ordinary Shares	327,800		16,390		4,772,945				4,789,335
Class A Ordinary Shares issued for consulting services	570,000		28,500		1,784,100				1,812,600
Issuance of Class A Ordinary Shares for warrants exercised	1,164,411		58,221		(58,221)				-
Issuance of Class B Ordinary Shares		1,200,000		60,000					60,000
Cancellation of Class B Ordinary Shares		(42,000)		(2,100)	2,100				-
Disposal of subsidiaries						(335,696)		10,423,828	10,088,132
Foreign currency translation adjustment								(4,551)	(4,551)
Balance, December 31, 2025	2,547,191	1,200,000	127,360	60,000	33,003,786	-	5,985,268	(3,852)	39,172,562

*	Adjusted for the effect of 1-for-50 reverse share split on June 3, 2025.

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in US$)

	For The Years Ended December 31,
	2025	2024	2023

Cash flows from operating activities
Net income/(loss)	$561,630	$3,119,095	$(7,439,280)
Net loss from discontinued operation, net of tax	(16,196)	(288,542)	(18,855,185)
Net income from continuing operation	577,826	3,407,637	11,415,905

Adjustment to reconcile net (loss)/income to net cash used in operating activities
Depreciation and amortization	11,671	9,577	12,147
Amortization of operating lease right-of-use asset	86,914	9,726	34,398
Allowance/(Reversal) for doubtful accounts	4,992,591	(1,224,026)	(15,390,030)
Gain on disposal of subsidiaries	(8,489,563)	-	-
Class A Ordinary Shares issued for consulting services	588,300	-	-
Amortization of convertible note issuance costs	1,813,246	-	-
Deferred tax expenses	2,149,251	772,605	3,677,894
Changes in operating assets and liabilities:
Accounts receivable	(26,923,989)	(9,269,454)	72,581,225
Inventories	21,391,950	(27,172,200)	-
Advances to suppliers	(1,123,346)	1,872,507	4,370,651
Prepayment and other current assets	(4,316,641)	(384,957)	(3,148,581)
Accounts payable	63,674	(7,000,000)	(44,431,668)
Accrued expenses and other payables	5,023,471	765,495	294,939
Income tax payable	781,336	1,552,412	394,138
Advances from customers	-	(3,706,627)	3,697,928
Operating lease liabilities	(68,914)	(8,738)	(104,714)
Net cash (used in)/provided by operating activities from continuing operations	(3,442,223)	(40,376,043)	33,404,232
Net cash (used in)/provided by operating activities from discontinuing operations	(635,099)	47,487,469	(35,095,950)
Net cash (used in)/provided by operating activities	(4,077,322)	7,111,426	(1,691,718)

Cash flows from investing activities
Purchase of property, plant and equipment	-	-	(1,050)
Proceeds from disposal of subsidiaries	5,000	-	-
Proceeds from disposal of property, plant and equipment	-	2,433	-
Net cash provided by/(used in) investing activities from continuing operations	5,000	2,433	(1,050)
Net cash provided by/(used in) investing activities from discontinuing operations	-	113,415	(9,658)
Net cash provided by/(used in) investing activities	5,000	115,848	(10,708)

Cash flows from financing activities
Issuance of ordinary shares for cash, net of issuance costs	4,789,335	-	-
Proceeds from related parties	604,943	962,000	4,384,975
Repayments to related parties	(2,213,602)	(8,021,693)	(3,160,000)
Net cash provided by/(used in) financing activities from continuing operations	3,180,676	(7,059,693)	1,224,975
Net cash provided by/(used in) financing activities from discontinuing operations	-	(182,558)	97,844
Net cash provided by/(used in) financing activities	3,180,676	(7,242,251)	1,322,819

Effect of exchange rate changes on cash, cash equivalents and restricted cash	38,014	(407,532)	(2,092,354)
Net change in cash, cash equivalents and restricted cash	(853,632)	(422,509)	(2,471,961)
Cash, cash equivalents and restricted cash, beginning of the period	1,178,970	1,601,479	4,073,440
Cash, cash equivalents and restricted cash, end of the period	325,338	1,178,970	1,601,479
Less cash, cash equivalents and restricted cash of discontinued operations–end of period	-	8,506	51,393
Cash, cash equivalents and restricted cash of continuing operations–end of period	325,338	1,170,464	1,550,086

Reconciliation of cash, cash equivalents and restricted cash, beginning of the year
Cash, cash equivalents	1,170,931	1,599,906	4,073,440
Restricted cash	8,039	1,573	-
Cash, cash equivalents and restricted cash, beginning of period	1,178,970	1,601,479	4,073,440

Reconciliation of cash, cash equivalents and restricted cash, end of year
Cash, cash equivalents	325,338	1,170,931	1,599,906
Restricted cash	-	8,039	1,573
Cash, cash equivalents and restricted cash, end of period	325,338	1,178,970	1,601,479

Supplemental cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$709	$156,842

Non-cash investing and financing activities
Additions of ROU Assets	$103,466	$-	$136,598
Receivable from sale of subsidiaries	64,300,000	-	-

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

AGM Technology Limited (“AGM HK”) was incorporated on May 21, 2015 under the laws of Hong Kong. It was an operating subsidiary focused on serving customers in Asia. On September 5, 2025, AGM Holdings entered into an Equity Transfer Agreement with Mr. Peng Liu, an unrelated third party, pursuant to which AGM Holdings sold all shares of AGM HK held by AGM Holdings.

AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) was incorporated on October 13, 2015 in Tianjin under the laws of the People’s Republic of China. AGM Tianjin was subsidiary of AGM HK. and held 100% of the equity interests in Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”), which was incorporated on November 13, 2015 in Beijing. AGM Beijing was a subsidiary of AGM Tianjin. On July 28, 2025, AGM HK, entered into an equity transfer agreement by and among AGM HK, Huai’an Qiguangdian Network Technology Co., Ltd. (“HQ Network”), AGM Tianjin and AGM Beijing for the sale of shares of AGM Tianjin and AGM Beijing held by AGM HK to HQ Network.

KOI Global Ltd (Previously known as “AGM Software Service LTD”, “AGM Software”), was incorporated on June 14, 2017 under the laws of BVI. AGM Software is a subsidiary of AGM Holdings and its principal activity will be assisting AGM HK in providing core technology services to customers in Hong Kong. On January 15, 2026, AGM Holdings entered into an equity transfer agreement by and among AGM Holdings and Mr. Yuqiang Huang for the sale of 45% of the equity interests in AGM Software.

On June 17, 2021, Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”) was incorporated in the People’s Republic of China under the laws of the People’s Republic of China. Nanjing Lucun was a subsidiary of AGM HK. On November 24, 2022, Nanjing Lucun established a branch in Beijing (“Nanjing Lucun Beijing Branch”). On October 10, 2024, Nanjing Lucun Beijing Branch was deregistered. Pursuant to an equity purchased agreement dated May 6, 2025, Hong Kong Giant Electronics Co., Limited agreed to purchase Nanjing Lucun for a consideration of $57,450,000.

On July 30, 2021, AGM Defi Lab Pte Limited, (“AGM Defi Lab”) was incorporated under the laws of Singapore. AGM Defi Lab was a wholly-owned subsidiary of AGM Holdings and its principal activity was to provide software development and consulting services in Asian areas. Pursuant to an equity transfer agreement dated January 15, 2026, Mr. Yuqiang Huang agreed to purchase 100% of the equity interests in AGM Defi Lab and AGM Defi Tech, and 45% of the equity interests in AGM Software, for a consideration of $170,000.

On August 9, 2021, AGM Defi Tech Limited., (“AGM Defi Tech”) was incorporated under the laws of Hong Kong. AGM Defi Tech was a subsidiary of AGM Holdings and its principal activity was to provide software development and consulting services in Asia. Pursuant to an equity transfer agreement dated January 15, 2026, Mr. Yuqiang Huang agreed to purchase 100% of the equity interests in AGM Defi Lab and AGM Defi Tech, and 45% of the equity interests in AGM Software, for a consideration of $170,000.

On October 21, 2021, Beijing Keen Sense Technology Service Co., Ltd. (“Beijing Keen Sense”) was incorporated under the laws of the People’s Republic of China. Beijing Keen Sense was a subsidiary of AGM Defi Tech and its principal activity was to hire personnel and talents in fintech and blockchain areas and provide related development and research services in Asia. On August 11, 2025, Beijing Keen Sense Technology Service Co., Ltd was deregistered.

On January 26, 2024, AGM Electronic, a direct subsidiary of AGM Holdings, was incorporated under the laws of Hong Kong. AGM Electronic was formed to conduct technology hardware research and development, manufacture, and sales in Asia.

On April 17, 2024, AGM Canada, a direct subsidiary of AGM Holdings, was incorporated under the laws of British Columbia, Canada. AGM Canada was formed to conduct technology hardware research and development, manufacture, and sales in North America.

On April 26, 2024, Beijing Bixin Electronic Technology Co., Ltd (“Beijing Bixin”), a direct subsidiary of AGM Electronic, was incorporated under the laws of the People’s Republic of China. Beijing Bixin was formed to serve customers in Asia. Beijing Bixin was dissolved in May 2026.

On October 1, 2024, AGM Energy was incorporated under the laws of Alberta, Canada. AGM Canada owns 49% of AGM Energy.

On December 4, 2024, AGM Integrated was incorporated under the laws of Hong Kong and is primarily engaged in the sale of cryptocurrency mining machines and standardized computing equipment. AGM Holdings owns 100% of AGM Integrated.

AGM Electronic and AGM Canada are mainly engaged in sales of cryptocurrency mining machines and standardized computing equipment. Beijing Bixin was primarily engaged in software development and provider. AGM Energy is into clean energy industry. None of these entities has any operations from inception to the date of this annual report.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

AGM HK, AGM Tianjin, AGM Beijing, AGM Software, Nanjing Lucun, AGM Defi Lab, AGM Defi Tech, Beijing Keen Sense, AGM Electronic, AGM Canada, Beijing Bixin, AGM Energy, and AGM Integrated, are collectively referred to as subsidiaries. AGM Holdings and its consolidated subsidiaries are collectively referred to herein as the “Company” unless specific reference is made to a particular entity.

The consolidated financial statements reflect the activities of AGM Holdings and each of the following entities:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
AGM Group Holdings Inc. (“AGM Holdings”)	April 27, 2015	BVI	100%	Holding company
AGM Technology Limited (“AGM HK”)(1)	May 21, 2015	Hong Kong	100%	Sale of cryptocurrency mining machines and standardized computing equipment
AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly Shenzhen AnGaoMeng Financial Technology Service Co., Ltd.(1)	October 13, 2015	China	100%	Holding entity
Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”)(1)	November 13, 2015	China	100%	Software development and provider
KOI Global Ltd. previously known as AGM Software Service LTD(“AGM Software”)	June 14, 2017	BVI	100%	Core technology service provider
Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”)(1)	June 17, 2021	China	100%	Sale of cryptocurrency mining machines and standardized computing equipment
AGM Defi Lab Pte Limited (“AGM Defi Lab”)	July 30, 2021	Singapore	100%	Software development and provider
AGM Defi Tech Limited (“AGM Defi Tech”)	August 9, 2021	Hong Kong	100%	Software development and provider
Beijing Keen Sense Technology Service Co., Ltd (“Beijing Keen Sense”)(2)	October 21, 2021	China	100%	Software development and provider
AGM Electronic Technology Limited (“AGM Electronic”)	January 26, 2024	Hong Kong	100%	Sale of cryptocurrency mining machines and standardized computing equipment
AGM Canada Holdings Limited (“AGM Canada”)	April 17, 2024	Canada	100%	Sale of cryptocurrency mining machines and standardized computing equipment
Beijing Bixin Electronic Technology Co., Ltd (“Beijing Bixin”)	April 26, 2024	China	100%	Software development and provider
AGM Energy Corp. (“AGM Energy”)	October 1, 2024	Canada	49%	Clean energy industries
AGM Integrated Tech Limited (“AGM Integrated”)	December 4, 2024	Hong Kong	100%	Sale of cryptocurrency mining machines and standardized computing equipment

(1)	The Company has disposed the subsidiaries.

Disposal of Nanjing Lucun

On December 10, 2024, the board of directors decided to sell the Nanjing Lucun, a wholly-owned subsidiary of the Company before April 30, 2025. The sale of Nanjing Lucun falls under the category of non-continuing operations that have significant impact on the company’s entity’s operation, financial performance, or represent a strategic shift as it conforms to the definition of discontinued operations under ASC 205-20-45-1A to 45-1C and ASC 205-20-45-1E. We retrospectively classified it as a discontinued operation.

In May 2025, the Company disposed of its 100% equity interest in Nanjing Lucun for a cash consideration of $57,450,000, which was based on its net asset value as of December 31, 2024. Upon completion of the disposal, the Company recognized a loss of $7,518,052 representing the excess of the carrying amount of the net assets disposed of over the consideration. See Note 3 for further details.

Disposal of AGM Tianjin and AGM Beijing

In July 2025, the Company disposed of 100% equity interests in AGM Tianjin and AGM Beijing, for a cash consideration of $5,000. Upon completion of the disposal, the Company recognized a gain on disposal of $2,945,723, representing the excess of the consideration over the net book value of the subsidiaries at the date of disposal.

Disposal of AGM HK

In September 2025, the Company disposed of 100% equity interests in AGM HK, for a cash consideration of $6,850,000. Upon completion of the disposal, the Company recognized a gain on disposal of $13,044,190, representing the excess of the consideration over the net book value of the subsidiaries at the date of disposal.

(2)	The subsidiary was deregistered on August 11, 2025.

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

Discontinued Operation

The Company reports a disposal of its component or a group of its components as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presents separately in asset and liability sections, respectively, of the consolidated balance sheets and prior periods are presented on a comparative basis. In the consolidated statements of operations and comprehensive (loss)/income, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. Unless otherwise noted, discussion in the Notes to consolidated financial statements refers to the Company’s continuing operations. Refer to Note 3 for additional information.

Reclassification

Certain prior period amounts have been reclassified to conform to current period presentation in order to reflect the discontinued operations of Nanjing Lucun. None of these reclassifications had an impact on reported financial position or cash flows for any of the period presented.

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

The consolidated balance sheet balances, with the exception of equity at December 31, 2025 and 2024 were translated at RMB7.0288 and RMB7.1884 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2025, 2024 and 2023 were RMB7.1429, RMB7.1217, and RMB7.0467 to $1.00, respectively.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Significant estimates and assumptions by management include, among others, allowance for doubtful accounts, discount rate for leases, depreciation of property, plant and equipment and impairment assessments of long-lived assets and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and Cash Equivalents

Cash and cash equivalents are financial assets that are either cash or highly liquid investments with an original maturity term of 90 days or less. At December 31, 2025 and 2024, the Company’s cash equivalents primarily consist cash in various financial institutions.

Restricted Cash

Restricted cash includes deposits whose accounts are frozen due to overdue reconciliation and no transaction has occurred for a long time. The balance of restricted cash was nil and $2 from continuing operations and nil and $8,037 from discontinued operation as of December 31, 2025 and 2024, respectively.

Inventories

Inventories, primarily consisting of standardized computing equipment, are finished goods from manufacturers. Inventories are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the first-in first-out cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. No inventory write-down was recorded for the years ended December 31, 2025, 2024, and 2023.

Advances to Suppliers

Advances to suppliers primarily consist of prepayments for purchase of cryptocurrency mining machines and standardized computing equipment. Advance payment depends on specific circumstances, including the industry practice, negotiations with suppliers, security for steady supply of products, and the delivery time of products received from suppliers after the advance payment. Advance to suppliers is settled when the products are provided and accepted by the Company. The Company reviews its advance to suppliers on a periodic basis and determines the adequacy of provision. Provision is recognized to reflect the expected recoverable amount from the advances to suppliers when the Company considers the likelihood of future economic benefits associated with the advances to supplier is remote.

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

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required. Accounts receivable are recognized and carried at net realizable value.

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

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Identifiable significant improvements are capitalized and expenditures for maintenance, repairs, and betterments, including replacement of minor items, are charged to expense.

Depreciation is computed based on cost, less the estimated residual value, if any, using the straight-line method over the estimated useful life. The residual value rate and useful life of property, plant and equipment are summarized as follows:

Property, Plant and Equipment	Residual value rate	Useful life
Electronic equipment	5%	3 years
Office equipment	5%	5 years
Leasehold improvement	0%	Shorter of the lease term or the estimated useful life of the assets

Intangible Assets

Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Intangible assets mainly represent the domain name at cost, less accumulated amortization on a straight-line basis over an estimated life of ten years.

Intangible Assets	Residual value rate	Useful life
AGM domain name	0%	10 years
Software	0%	5 years

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

The Company primarily derives revenue from the sales of cryptocurrency mining machines and standardized computing equipment. Revenue is recognized upon the satisfaction of its performance obligation (upon transfer of control of promised goods to customers or services to customers) in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes). The Company acts as a principal in revenue generating process and should recognize revenue on a gross basis. Revenues are measured as the amount of consideration the Company expects to receive in exchange for transferring products to customers. The transaction price is fixed as specified in the contracts. The Company's contracts do not include explicit right of return, and variation consideration is not significant.

All transactions are settled in cash within normal credit period, and there is no financing component.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Contract Liability

The contract liabilities consist of advances from customers, which relate to unsatisfied performance obligations at the end of each reporting period and consists of cash payments received in advance from customers in sales of server products, cryptocurrency mining machines and standardized computing equipment. As of December 31, 2025 and 2024, the Company’s advances from customers amounted to nil and $539 from continuing operations and nil and $4,537,799 from discontinued operation, respectively.

The Company reports revenues net of applicable sales taxes and related surcharges.

Costs of Revenues

Cost of revenues primarily consist of cost of product revenue, which includes direct costs of cryptocurrency mining machines, standardized computing equipment.

Leases

The Company accounts for its lease under ASC 842 Leases, and identifies lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For all operating leases except for short-term leases, the Company recognizes operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less are short-term leases. The Company does not recognize right-of-use assets or lease liabilities on the consolidated balance sheet for short-term leases but rather recognizes lease expense on a straight-line basis over the lease term. The operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using the Company’s incremental borrowing rate over a similar term of the lease payments at lease commencement. The right-of-use assets consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Selling, general & administrative expenses

Selling, general and administrative expenses consist primarily of bad debt expense, sales and administrative employee-related expenses, professional fees, and other corporate expenses.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Employee Benefits

Full time employees of the PRC entities participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Total amounts of such employee benefit expenses, which were expensed as incurred, were $20,230, $52,251 and $55,403 for the years ended December 31, 2025, 2024 and 2023, respectively.

Government Grants

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. From June 15, 2021, Nanjing Pukou Economic Development Zone Management Committee (the “Committee”) provided an office to the Company for free for 5 years to attract the enterprise for the development of the integrated circuit industry in Nanjing. As of December 31, 2025 and 2024, the balance of deferred government grant was nil and nil from continuing operations and $43,675 and $55,334 from discontinued operation, respectively. The amount of other income for the government grant recognized during the years ended December 31, 2025, 2024 and 2023 was nil, nil and nil from continuing operations and $13,318, $40,074 and $40,501 from discontinued operation, respectively.

Income Taxes

The Company is governed by the Income Tax Law of China and Inland Revenue Ordinance of Hong Kong, as amended. Based on a review of surrounding facts and circumstances, the revenue generated from AGM HK and AGM Integrated belongs to offshore revenue as its operation is outside Hong Kong. Therefore, the Company considers AGM HK and AGM Integrated are not subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong or 8.25% if the net profit under HK$2,000,000 for 2019 and beyond under Inland Revenue Ordinance of Hong Kong.

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

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2025, 2024 and 2023, the Company had uncertain tax positions accrued, and will continue to evaluate for uncertain positions in the future.

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

Share-based Compensation

The Company accounts for equity awards granted to non-employee consultants in accordance with ASC 718, Compensation—Stock Compensation. The Company grants ordinary shares to certain third-party consultants in exchange for services to be rendered over specified contractual service periods. Although the shares are issued upon the execution of the applicable consulting agreements, the awards are subject to substantive service-based forfeiture provisions under which the consultants forfeit the shares if they terminate their services before completing the required service period. Accordingly, the awards are considered unvested until the applicable service conditions have been satisfied.

The grant-date fair value of the equity awards is measured on the grant date and recognized as share-based compensation expense on a straight-line basis over the requisite service period, which corresponds to the contractual service period specified in each consulting agreement, unless another attribution method is required. The Company has elected to account for forfeitures as they occur. Accordingly, compensation cost is recognized for awards as services are rendered and is reversed for awards that are forfeited when a consultant fails to satisfy the requisite service condition. The consulting agreements do not contain post-issuance lock-up or transfer restrictions. The absence of such restrictions does not affect the recognition of compensation expense because the awards remain subject to the service-based forfeiture provisions until the requisite service conditions have been satisfied.

For the years ended December 31, 2025, 2024 and 2023, the Company issued 570,000, nil and nil shares of Class A Ordinary Shares to third-party consultants.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Comprehensive Income/(Loss)

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/(loss), its components and accumulated balances. Components of comprehensive income/(loss) include net income and foreign currency translation adjustments. For the years ended December 31, 2025, 2024 and 2023, the only component of accumulated other comprehensive loss was foreign currency translation adjustments.

Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2025, 2024 and 2023.

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

For the years ended December 31, 2025, 2024 and 2023, profit appropriation to statutory surplus fund for the Company’s entities incorporated in the PRC was nil, nil and nil, respectively. No appropriation to other reserve funds was made for any of the periods presented.

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

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company adopted ASU 2023-09 for the year beginning on January 1, 2025, prospectively. The Company expects the impact of adoption of this ASU to be immaterial to its financial statements.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Recently Issued Accounting Pronouncements Not yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses. This new guidance is designed to improve the disclosures about the types of expenses, including employee compensation, depreciation, and amortization, and costs incurred related to inventory and manufacturing activities. In January 2025, the FASB issued ASU No. 2025-01 to clarify certain provisions of ASU 2024-03, including its effective date and transition guidance. As clarified, the amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. The guidance should be applied prospectively, with an option for retrospective application. Early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20). The amendments in this ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of assessing the impact of the amendments on the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU addresses challenges encountered when applying the guidance in Topic 326, Financial Instruments—Credit Losses, to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of assessing the impact of the amendments on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2029, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of assessing the impact of the amendments on the Company’s consolidated financial statements.

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

Note 3 - DISCONTINUED OPERATION

On May 6, 2025, the Hong Kong subsidiary of AGM Holdings, AGM HK, entered into an Equity Transfer Agreement by and among AGM HK, Nanjing Lucun and Hong Kong Giant Electronics Co., Limited (“Giant Electronics”) for the sale of shares of Nanjing Lucun held by AGM HK to Giant Electronics (the “Equity Transfer Agreement”). Pursuant to the Equity Transfer Agreement, AGM HK will sell 100% of the Nanjing Lucun shares it holds to Giant Electronics for a total transfer consideration of $57,450,000. The closing of the sale contemplated under the Equity Transfer Agreement is subject to certain closing conditions. The transaction was closed on May 7, 2025, the Company recorded a loss from the disposition of $7,518,052.

The discontinued operations represent a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with ASC 205-20-45. The results of operations related to the discontinued operations for the years ended December 31, 2024 and 2023 were reported as loss from discontinued operations.

The results of discontinued operations of Nanjing Lucun for the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the Years ended December 31,
	2025	2024	2023
Net revenues	$-	$23,871,417	$24,148,914
Cost of revenues	(21,465)	(23,443,331)	(22,672,758)
Gross profit	(21,465)	428,086	1,476,156
Operating expenses	(20,875)	(882,885)	(26,538,318)
Other income/(expenses).net	23,055	71,756	(70,220)
Loss before income tax	$(19,285)	$(383,043)	$(25,132,382)
Income tax benefit	3,089	94,501	6,277,197
Loss from discontinued operation, net of income tax	$(16,196)	$(288,542)	$(18,855,185)

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - DISCONTINUED OPERATION (Continued)

Assets and liabilities of the discontinued operations of Nanjing Lucun as of December 31, 2024 were as follows:

December 31,
2024
ASSETS
Current assets：
Cash and cash equivalents	$469
Restricted cash	8,037
Advance to suppliers	2,795,162
Prepayment and other current assets	3,497,724
Total current assets	6,301,392

Non-current assets：
Property, plant and equipment, net	6,512
Operating lease right-of-use assets	55,334
Deferred tax assets	6,247,083
Total non-current assets	6,308,929
TOTAL ASSETS	$12,610,321

LIABILITIES
Current liabilities：
Accounts payable	$2,640
Accrued expenses and other payables	1,233,311
Advances from customers	4,537,799
Deferred government grant - current	38,792
Income tax payable	659,919
Total current liabilities	6,472,461

Non-current liabilities：
Deferred government grant - non current	16,543
Total non-current liabilities	16,543
Total liabilities	$6,489,004

Note 4 - ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31,	December 31,
	2025	2024
Accounts receivable	27,389,306	21,545,104
Allowance for doubtful accounts	(2,240,227)	(8,159,597)
Total accounts receivable, net	$25,149,079	$13,385,507

The Company reduced its credit loss allowance by $10,911,961, consisting of write-offs of $7,455,097 and a $3,456,864 derecognition resulting from the sale of subsidiaries, and recorded credit losses of $4,992,591 for the year ended December 31, 2025, and the Company reversed credit losses of nil and recorded credit losses of $744,518 for the year ended December 31, 2024, and reversed credit losses of $21,946,806 and recorded credit losses of $1,892,597 for the year ended December 31, 2023, respectively.

Note 5 - ADVANCES TO SUPPLIERS, NET

Advances to suppliers consisted of the following:

	December 31,	December 31,
	2025	2024
Advances to suppliers	1,270,335	1,639,727
Provision for impairment	-	(1,539,867)
Total advances to suppliers, net	$1,270,335	$99,861

For the years ended December 31, 2025, 2024 and 2023, the Company recorded provisions for advances to suppliers of nil, nil and $3,508,411, respectively. During the same periods, the Company reduced such provisions by $1,539,867, $1,968,544 and nil, respectively, with the reduction in 2025 resulting from the sale of subsidiaries and the reduction in 2024 attributable to the reversal of previously recognized provisions.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - INVENTORIES

Inventories, primarily consisted of cryptocurrency mining machines and standardized computing equipment, which are finished goods from manufactures. As of December 31, 2025 and 2024, inventories consisted of the following:

	December 31,	December 31,
	2025	2024
Finished goods	$5,780,250	$27,172,200

No inventory write-down was recorded for the years ended December 31, 2025, 2024 and 2023.

Note 7 - Prepayment and OTHER CURRENT ASSETS, NET

Prepayment and other current assets consist of prepaid expenses, other receivables, and deposits. As of December 31, 2025 and 2024, prepayment and other current assets consisted of the following:

	December 31,	December 31,
	2025	2024
Loan receivable (1)	$4,595,623	$4,182,031
Prepaid input VAT	-	1,088
Other unit receivable (2)	5,194,172
Deposits and others	17,292	1,147,517
Subtotal	9,807,087	5,330,636
Allowance for credit losses	-	(1,155,768)
Total prepayment and other current assets, net	$9,807,087	$4,174,868

(1)	In 2021, the Company entered into a loan agreement to lend $400,000 to AGM Group Ltd. In April 2022, the Company extended an additional $900,000 loan to AGM Group Ltd. at the interest rate of 1% as working capital support and change the amount to $1,200,000 on April 4, 2023. The loan was further extended to December 31, 2026 on December 5, 2025. As of December 31, 2025, the outstanding loan balance due from AGM Group Ltd. was $950,000. During the year ended December 31, 2025, the Company recognized interest income of $13,500 in connection with this loan.

On April 10, 2022, July 19, 2022 and October 18, 2022, the Company entered into a loan agreement with a third party, Muliang Agriculture Limited, to lend $280,000, $20,000 and $5,000 at the interest rate of 1% as working capital support. On April 9, 2023, both parties agreed to extend the loan to December 31, 2024 and increased the total loan amount to $600,000. The loan was further extended to December 31, 2026 on November 26, 2025. As of December 31, 2025, the outstanding loan balance due from Muliang Agriculture Limited was $465,000. During the year ended December 31, 2025, the Company recognized interest income of $4,650 in connection with this loan.

On March 1, 2023, the Company entered into a loan agreement with a third party, Northnew Management Limited, to lend $2,000,000 at the interest rate of 1%. On February 20, 2025, both parties agreed to extend the loan to December 31, 2025 and increased the amount to $3,100,000. On December 18, 2025, both parties agreed to extend the loan to December 31, 2026. As of December 31, 2025, the outstanding loan balance due from Northnew Management Limited was $3,095,426. During the year ended December 31, 2025, the Company recognized interest income of $28,845 in connection with this loan.

(2)	Other unit receivables primarily consisted of amounts due from Nanjing Lucun, a former subsidiary of the Company that was disposed of on May 7, 2025, which remained outstanding as of the balance sheet dates.

(3)	As of December 31, 2025, 2024 and 2023, the balance of credit losses was nil, $1,155,768 and $1,155,768, respectively.

Note 8 - PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2025 and 2024, property, plant and equipment, net consisted of the following:

	December 31,	December 31,
	2025	2024
Electronic equipment	$-	$150,309
Office equipment	-	12,764
Leasehold improvement	-	-
Total property, plant and equipment	-	163,073
Less: accumulated depreciation	-	(154,541)
Total property, plant and equipment, net	$-	$8,532

Depreciation and amortization expenses for the years ended December 31, 2025, 2024 and 2023 were $191, $400 and $668, respectively. For the years ended December 31, 2025, 2024 and 2023, the Company recognized loss of nil, nil and nil on disposed of property, plant and equipment in the consolidated statements of operations, respectively. There was no impairment recorded for these property, plant and equipment for the years ended December 31, 2025, 2024 and 2023.

The Company transferred all property, plant and equipment of Beijing Keen Sense on July 31, 2025. In addition, the Group disposed of all equity interests in AGM Beijing and Nanjing Lucun during the current period, and these two entities are no longer consolidated from their respective disposal dates. Consequently, the carrying amount of property, plant and equipment in the consolidated financial statements is nil as at period end.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - INTANGIBLE ASSETS, NET

As of December 31, 2025 and 2024, intangible assets, net consisted of the following:

	December 31,	December 31,
	2025	2024
AGM domain name	$14,800	$14,800
Software	50,000	50,000
Total intangible assets	64,800	64,800
Less: accumulated amortization	(43,753)	(32,273)
Total intangible assets, net	21,047	32,527

For the years ended December 31, 2025, 2024 and 2023, amortization expenses amounted to $11,480, $11,480 and $11,479 respectively. The following is an estimated, by fiscal years, of amortization amount of intangible asset,

Year ending December 31,
2026	$11,480
2027	9,567
Total	$21,047

Note 10 - RELATED PARTY TRANSACTIONS AND BALANCES

As of December 31, 2025, related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
HongKong Kisen Co., Limited (“HongKong Kisen”)	Company ultimately controlled by Chief Strategy Officer (“CSO”)

Due to related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of December 31, 2025 and 2024, due to related parties consisted the following:

	December 31,			Interest	Exchange Rate	December 31,
	2024	Received	Repayment	Expenses	Translation	2025
Yufeng Mi	4,503	-	(4,503)	-	-	-
HongKong Kisen (1)	2,195,948	604,943	(2,209,100)	340	-	592,131
Total due to related parties	2,200,451	604,943	(2,213,603)	340	-	592,131

(1)	On April 7, 2022, the Company entered into a loan agreement with HongKong Kisen for borrowings of $10,000,000, bearing interest at an annual rate of 0.1% with a term of 10 months, to fund the Company's working capital requirements. Effective January 1, 2023, the parties mutually agreed to terminate the agreement and entered into a new loan agreement providing for borrowings of up to $20,000,000 at an annual interest rate of 0.1%, with an original maturity date of December 31, 2023, which was subsequently extended to December 31, 2024.

On December 20, 2024, the Company and HongKong Kisen mutually agreed to terminate the existing loan agreement and entered into a new loan agreement providing for borrowings of up to $5,000,000, bearing interest at an annual rate of 0.1% with a term of three years.

During 2023, the Company borrowed $4,384,975 from HongKong Kisen and repaid $3,160,000, generating interest expense of $9,316.

During 2024, the Company borrowed $962,000 from HongKong Kisen and repaid $8,021,693, generating interest expense of $9,565.

During 2025, the Company borrowed $604,943 from HongKong Kisen and repaid $2,209,100, generating interest expense of $340.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - OPERATING LEASE

The Company leases offices space under non-cancellable operating leases. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease.

As of December 31, 2025, the Company had no long-term leases that were classified as a financing lease, and the Company’s lease contracts only contain fixed lease payments and do not contain any residual value guarantee.

The balance of right-of-use assets and operating lease liabilities are as follow:

	December 31, 2025	December 31, 2024
Operating lease Right-of-use assets	$86,914	$-

Operating lease liabilities, current	$51,922	$-
Operating lease liabilities, non-current	52,992	-
Total operating lease liabilities	$104,914	$-

Supplemental information related to operating leases for the years ended December 31, 2025 and 2024:

	For the years Ended December 31,
	2025	2024

Weighted-average remaining lease term of operating leases	2.52years	-

Weighted-average discount rate of operating leases	3.25%	-

The following table summarizes the maturity of the operating lease liabilities as of December 31, 2025

Operating
Leases
Year of 2026	$54,000
Year of 2027	36,000
Year of 2028	18,000
Total lease payments	$108,000
Less: imputed interest	3,086
Present value of operating lease liabilities	$104,914
Less: current obligation	51,922
Long-term obligation on December 31, 2025	$52,992

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - CONVERTIBLE NOTE

On September 22, 2025, the Company entered into a Securities Purchase Agreement (the “SPA”) with an institutional investor (the “Investor”), pursuant to which the Company agreed to allot and issue up to $6,000,000 in face value of original issue discount convertible advances (the “Advances”).

Under the SPA, the Company may issue up to $6,000,000 in aggregate principal amount of Advances in three tranches. The First Tranche of $2,000,000 is issued in two installments: $1,500,000 at initial closing and $500,000 upon the effectiveness of an initial resale registration statement to be filed with the U.S. Securities and Exchange Commission (“SEC”). The Second Tranche of $2,000,000 becomes available upon satisfaction of certain equity conditions, including minimum trading volume, market capitalization, and the absence of SEC reporting deadlines in the following 90 days. The Third Tranche, also $2,000,000, may be issued by mutual consent and satisfaction of certain conditions within 360 days following the Second Tranche closing. Each Advance is convertible into the Company’s Class A Ordinary Shares (“Common Stock”) at the lower of 120% of the average of the three daily volume weighted average prices (“VWAP”) before the applicable closing, or a floating price based on 93% of the lowest VWAP in the ten trading days immediately preceding conversion, if no event of default exists.

The initial closing of the First Tranche occurred on September 22, 2025, pursuant to which the Company issued an Advance in the initial principal amount of $1,500,000 for gross proceeds of $1,380,000. The second closing of the First Tranche occurred on December 18, 2025, pursuant to which the Company issued an Advance in the principal amount of $500,000 for gross proceeds of $425,000.

Upon completion of the initial closing of the First Tranche, the Company was required to register 50,000 pre-delivery shares and 150,000 pre-funded warrants in the name of the Investor. The Company completed the registration of such pre-delivery shares and pre-funded warrants on January 6, 2026. On February 11, 2026, the Investor exercised 150,000 pre-funded warrants, which were converted into 150,000 pre-delivery shares.

The Company has identified and evaluated the embedded features of the convertible notes, and concluded that (i) the Company call option, contingent interest features for event of default, the right to prepay, and event of delisting put option are clearly and closely related to the debt host instrument and, therefore, are not required to be bifurcated under ASC 815, (ii) the conversion right is eligible for a scope exception from derivative accounting and is not required to be bifurcated under ASC 815. Consequently, the Company accounts for the convertible notes as a liability following the respective guidance ASC 470.

As pre-delivery shares can be separately exercised, i.e. each can continue to exist unchanged when the other is exercised; the Company concluded that they were freestanding. The pre-delivery shares are considered a form of stock borrowing facility and are accounted for as own-share lending arrangement. The Company did not receive any proceeds or pay any consideration related to the pre-delivery shares. Although legally issued, the pre-delivery shares were not considered outstanding and therefore excluded from basic and diluted loss per share unless default of the share lending arrangement occurs, at which time the pre-delivery shares would be included in the basic and diluted loss per share calculation.

The Company has identified and evaluated the embedded conversion features of the notes in accordance with ASC 815, Derivatives and Hedging. Because the conversion price is subject to adjustment based on future market prices, the conversion features are not considered indexed to the Company’s own stock. Consequently, the embedded conversion features were bifurcated from the host debt and accounted for as separate derivative liabilities.

For the year ended December 31, 2025, the net interest expense related to the convertible notes was $40,746, and has been included in the other expenses section of the consolidated income statement. The Company has no cash interest payment obligations; all interest expenses represent non-cash charges arising from the amortization of the discount on the convertible notes issuance, with the corresponding interest amounts fully incorporated into the amortized cost of the convertible notes.

The amortized cost of the Convertible Note as of December 31, 2025 consisted of the following:

As of December 31,
2025
Convertible Note Principal- Issued in December, 2025	$2,000,000
Convertible Note Interest Adjustment	(186,754)
Total	$1,813,246

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - SHAREHOLDERS’ EQUITY

In August 2021, Firebull Holding Limited, holder of 5,000,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares of the Company sold and transferred 5,000,000 Class A Ordinary Shares to Firebull Tech Limited. Pursuant to section 11 of the Company’s memorandum and articles of association, the 5,000,000 Class B Ordinary Shares held by Firebull Holding were cancelled accordingly.

On December 14, 2021, the Company issued 2,898,552 Class A Ordinary Shares to investors.

On March 2, 2025, the Company engaged with Maxim Group LLC as the exclusive placement agent on a best efforts basis in connection with an offering for issuance and sale of $16,390,000 of Class A Ordinary Shares with a par value of $0.001 per share and 16,390,000 warrants each to purchase one Class A Ordinary Share, at a combined offering price of $0.33 per Class A Ordinary Share and warrant. This transaction was completed on March 4, 2025.

In March 2025, the Company issued 58,069,113 Class A Ordinary Shares upon the exercise of warrants.

On June 3, 2025, the Company completed the consolidation (the “Consolidation”) of the ordinary shares of the Company on the basis of 50 pre-Consolidation Shares for every one (1) post-Consolidation Share with any fractional shares rounded down to the nearest whole share. The Company’s total issued and outstanding Class A Ordinary Shares has been reduced from 98,713,955 Class A Ordinary Shares with a par value of $0.001 each to 1,974,163 Class A Ordinary Shares with a par value of $0.05 each. The Company’s total issued and outstanding Class B Ordinary Shares has been reduced from 2,100,000 Class B Ordinary Shares with a par value of $0.001 each to approximately 42,000 Class B Ordinary Shares with a par value of $0.05 each. The balances of ordinary shares and additional paid-in capital were retrospectively restated for the effect of the reverse share split.

On June 25, 2025, the Company cancelled an aggregate of 42,000 Class B Ordinary Shares held by Yufeng Mi and Wenjie Tang in accordance with the terms of their equity awards upon the termination of their employment with the Company or its subsidiaries. On the same date, the Company issued an aggregate of 1,200,000 Class B Ordinary Shares to Bo Zhu, the Chief Executive Officer, the Chief Strategy Officer, and the Director of the Company.

On September 22, 2025, in connection with the issuance of Convertible notes (refer to Note 12), the Company agreed to issue 50,000 pre-delivery shares and 150,000 pre-funded warrants to the Investor. As of December 31, 2025, these pre-delivery shares and pre-funded warrants had not yet been legally issued.

On September 26, 2025, the Company issued 3,028 Class A Ordinary Shares upon the exercise of warrants.

On October 2, 2025, the board of directors of the Company approved an increase of the Company’s authorized share capital to 90,000,000 shares, par value $0.05 per share, consisting of: (i) 60,000,000 Class A Ordinary Shares of a par value of $0.05 per share and (ii) 30,000,000 Class B Ordinary Shares of a par value of $0.05 per share.

On November 13, 2025, the Company issued 570,000 Class A Ordinary Shares to external consultants in connection with the Company’s equity incentive arrangements (refer to Note 17).

Warrants

For each Class A Ordinary Share purchased on December 14, 2021, an investor received from the Company one-half unregistered warrant, for an aggregate of 1,449,276 warrants (“2021 Warrants”). The 3.5-year warrants are exercisable immediately from the date of issuance and have an exercise price of $8.3 per share. The purchase price for one ordinary share and one-half corresponding warrant is $6.90. As the expiration date of the warrant is dependent on the initial effective date of the registration statement and such statement was declared effective on June 8, 2022, the expiration date of the warrants is December 8, 2025.

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

On March 2, 2025, the Company engaged with Maxim Group LLC (“Maxim”) as the exclusive placement agent on a best efforts basis in connection with an offering for issuance and sale of $16,390,000 Class A Ordinary Shares with a par value of $0.001 per share and 16,390,000 warrants (“2025 Warrants”) each to purchase one Class A Ordinary Share, at a combined offering price of $0.33 per Class A Ordinary Share and warrant. This transaction was completed on March 4, 2025. The Company has also issued to Maxim warrants to purchase up to 327,800 Class A Ordinary Shares. The warrants for Maxim are exercisable at any time, and from time to time, in whole or in part, commencing from six months after the effective date of the registration statement and expire on the fifth anniversary of the commencement of sales of this offering. Maxim’s warrants will be exercisable at a price equal to 125% of the offering price of $0.33.

Pursuant to Section 3(b) of the Securities Purchase Agreement for the 2021 Warrants, the exercise price of the 2021 Warrants was adjusted to $0.1023 per share due to the issuance of 2025 Warrants. In March 2025, the 2025 Warrants, apart from Maxim’s warrants, were exercised.

Due to the reverse share split, the number of warrants and exercise price were adjusted retrospectively. As of December 31, 2025 and 2024, the aggregate numbers of warrants were 6,556 and 33,040, respectively.

As of December 31, 2025 and 2024, the Company had nil and 33,040 warrants outstanding, respectively, after adjustments for the reverse share split, to purchase nil and 33,040 Class A Ordinary Shares, respectively, with weighted average exercise prices of nil and $5.115 per share and remaining contractual lives 0 and 0.95 year respectively for the 2021 Warrants.

As of December 31, 2025 and 2024, the Company had 6,556 and nil warrants outstanding, respectively, after adjustments for the reverse share split, to purchase 6,556 and nil Class A Ordinary Shares, respectively, with exercise price of $20.625 per share and nil respectively for the 2025 Warrants. The remaining contractual life as of December 31, 2025 was 3.75 years.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - RESTRICTED NET ASSETS

Part of the Company’s operations were conducted through its PRC subsidiaries, and the Company’s ability to pay dividends was primarily dependent on receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid-in capital and additional paid-in capital of its subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2025 and 2024, net assets restricted in the aggregate included in the Company’s consolidated net assets were nil and $335,696, respectively.

Note 15 - INCOME TAX

British Virgin Islands (“BVI”)

Under the tax laws of BVI, AGM Holdings and AGM Software are not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the tax laws of Hong Kong, AGM Integrated, AGM HK and AGM Defi Tech are subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong or 8.25% if the net profit under HK$2,000,000 for 2019 and beyond, and allowed to offset their future tax taxable income with taxable operating losses with carried forward indefinitely. Based on a review of surrounding facts and circumstances, the revenue generated from AGM Integrated, AGM HK and AGM Defi Tech belongs to offshore revenue as its operation is in mainland China instead of in Hong Kong, and therefore AGM Integrated, AGM HK and AGM Defi Tech was considered as a PRC resident enterprise.

Singapore

Under the tax laws of Singapore, AGM Defi Lab was subject to tax at 10% on income or capital gain.

China

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law (“the China EIT Law”), which was effective as of January 1, 2008. Companies incorporated in China are allowed to offset future tax taxable income with taxable operating losses carried forward in a 5-year period.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - INCOME TAX (Continued)

The China EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in China be treated as a resident enterprise for PRC tax purpose and consequently be subject to China income tax at the rate of 25% for its worldwide income. The Implementing Rules of the China EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” On April 22, 2009, China State Administration of Taxation further issued a notice entitled “Notice regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their place of Effective Management.” Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations mainly function in China; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in China; (iii) its major assets, accounting books, company sales, minutes and files of board meetings and shareholders’ meetings are located or kept in China; and (iv) more than half of the directors or senior management personnel with voting rights reside in China. Based on a review of surrounding facts and circumstances, the Company believe that there is an uncertain tax position as to whether its operations outside of China will be considered a resident enterprise for PRC tax purposes due to limited guidance and implementation history of the China EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25%. For the years ended December 31, 2025, and 2024, the Company has evaluated this uncertain tax position and recorded a tax liability on the Consolidated Balance Sheet.

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

AGM Beijing, AGM Tianjin, Beijing Keen Sense and Beijing Bixin are subject to 25% China statutory tax rate. AGM Beijing, Beijing Keen Sense, Beijing Bixin and AGM HK, AGM Defi Tech incurred net loss for the year ended December 31, 2025.

Composition of income from continuing operation before income tax for the periods presented by jurisdictions is as follows:

	For The Years Ended December 31,
	2025	2024	2023
China (Mainland)	$(461,034)	(581,028)	(699,367)
Hong Kong	(6,699,017)	7,414,977	17,001,542
Singapore	-	1	1
BVI	10,634,830	(1,095,422)	(793,114)
Total	$3,474,779	5,738,528	15,509,062

The provision for income taxes consisted of the following:

	For The Years Ended December 31,
	2025	2024	2023
Current	$(747,702)	$(1,558,286)	$(394,138)
Deferred	(2,149,251)	(772,605)	(3,699,019)
Total	$(2,896,953)	$(2,330,891)	$(4,093,157)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate of the years ended December 31, 2023 and 2024 are as follows:

	For The Years Ended December 31,
	2024	2023
Statutory income tax rate	25%	25%
Tax effect of different tax rates in other jurisdictions	5%	1%
Tax effect of non-deductible expenses	-%	-%
Changes in valuation allowance	11%	-%
Effective tax rate	41%	26%

In accordance with the updated requirements of ASU 2023 - 09, the reconciliations of the statutory income tax rate and the Company’s effective income tax rate for the year ended December 31, 2025 is as follows:

	For the Year Ended December 31, 2025
	Amount	Percent
Income before income taxes	3,474,779
Income tax expense computed at PRC statutory income tax rate of 25%	868,695	25.0%
Tax effect of different tax rates in other jurisdictions	(1,110,161)	(32.0)%
Tax effect of non-deductible expenses	5	0.0%
Changes in valuation allowance	3,138,414	90.3%
Income tax expense	2,896,953	83.3%

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - INCOME TAX (Continued)

The summary of cumulative net operating losses carried forward for the Company’s subsidiaries in different regions is as follows:

	For The Years Ended December 31,
	2025	2024	2023
PRC Region	$251,021	$4,321,912	$2,666,264
HK Region	1,941,990	2,544	1,908
Singapore Region	6,440	6,440	6,440
Total cumulative net operating loss carry-forward from continuing operation	$2,199,451	$4,330,896	$2,674,612

Components of the Company’s net deferred tax assets are set forth below:

	December 31,	December 31,
	2025	2024
Deferred tax assets:
Allowance for doubtful accounts	560,057	2,328,841
Net operating loss carry-forwards	$549,916	$604,689
Impairment provision of advances to suppliers	-	384,967
Lease liability	26,229	-
Valuation allowance	(549,916)	(604,689)
Total deferred tax assets	$586,286	$2,713,808

Defer tax liabilities:
Right-of-use assets	$(21,729)	$-
Total deferred tax liabilities	(21,729)	-
Total deferred tax assets, net	$564,557	$2,713,808

The movement of valuation allowance provision for deferred tax assets is as follows:

	As of
	December 31, 2025	December 31, 2024
Balance as of January 1,	604,689	-
Current year addition	3,317,333	610,340
Write-off	(3,376,969)	-
Exchange rate effect	4,863	(5,651)
Balance as of December 31,	549,916	604,689

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the company’s tax position and recognized liabilities for uncertain tax positions for the years ended December 31, 2025, 2024 and 2023, and the period from inception (April 27, 2015) to December 31, 2015. The Company recognized liabilities for uncertain tax positions, which was included in income tax payable on the Consolidated Balance Sheets as of December 31, 2025 and 2024.

The activity of the unrecognized tax positions related to the Company’s uncertain tax positions is summarized as follows:

	December 31,	December 31,	December 31,
	2025	2024	2023
Gross beginning balance	$15,392,010	$13,839,598	$13,445,460
Gross (decrease)/ increase to tax positions in the current period	(14,597,978)	1,552,412	394,138
Gross ending balance from continuing operations	$794,032	$15,392,010	$13,839,598

There were no interests and penalties in relation to the Company uncertain tax positions for the years ended December 31, 2025, 2024 and 2023.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company place cash with high credit quality financial institutions in Singapore, Hongkong and China.

As of December 31, 2025 and 2024, the Company had $787 and $128,093 of cash balance held in China banks, respectively. China banks protect consumers against loss if their bank or thrift institution fails, and each of the Company’s bank accounts are insured up to RMB500,000 (approximately $71,136). As a result, cash held in China financial institutions of nil and $30,578 were not insured as of December 31, 2025 and 2024, respectively. The Company have not experienced any losses in such accounts through December 31, 2025.

As of December 31, 2025 and 2024, the Company had $96,178 and $1,042,371 of cash balance held in Hongkong banks, respectively. The Hong Kong Deposit Protection Scheme insures eligible deposits up to HK$800,000 (approximately $102,802) per depositor per bank. As a result, cash held in Hongkong financial institutions of nil and $909,606 were not insured as of December 31, 2025 and 2024, respectively. The Company have not experienced any losses in such accounts through December 31,2025.

As of December 31, 2025 and 2024, the Company held cash balances of $228,373 and nil, respectively, deposited in Singapore banks. The Singapore Deposit Insurance Scheme provides coverage for eligible deposits, up to a maximum of SGD100,000 (approximately $77,660) per depositor per bank. Consequently, as of December 31, 2025 and 2024, cash balances held by the Company at financial institutions in Singapore which were not covered are $150,713 and nil, respectively. The Company have not experienced any losses in such accounts through December 31, 2025.

The Company’s cash position by geographic area was as follows:

	December 31,		December 31,
	2025		2024
Country:
Singapore	$228,373	70.2%	$228,448	19.5%
Hong Kong	96,178	29.6%	936,264	80.0%
China (Mainland)	787	0.2%	5,752	0.5%
Total cash and cash equivalents	$325,338	100.0%	$1,170,464	100.0%

Almost all of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, the Company believes that the concentration of credit risk with respect to trade accounts receivable is limited due to generally short payment terms. The Company also perform ongoing credit evaluations of customers to help further reduce potential credit risk.

Customer

For the year ended December 31, 2025, five customers accounted for 19%, 18%, 16%, 15% and 14% of the Company’s revenues, respectively. For the year ended December 31, 2024, three customers accounted for 64%, 21%, 12% of the Company’s revenues, respectively. For the year ended December 31, 2023, three customers accounted for 53%, 19% and 13% of the Company’s revenues, respectively.

Supplier

For the year ended December 31, 2025, one supplier accounted for 99% of the Company’s cost of revenues, respectively. For the year ended December 31, 2024, two suppliers accounted for 75% and 25% of the Company’s total cost of revenues. For the year ended December 31, 2023, four suppliers accounted for 29%, 26%, 24% and 10% of the Company’s total cost of revenues, respectively.

AGM GROUP HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - EQUITY INCENTIVE PLAN

On August 29, 2025, the Company’s Board of Directors adopted the 2025 Share Incentive Plan (the “2025 Plan”), under which employees, consultants, and directors, as determined by the Committee, are eligible to receive equity-based awards, including incentive share options, restricted shares, restricted stock units, and other share-based award. The 2025 Plan is administered by the Committee and the maximum number of Class A Ordinary Shares available for issuance under the 2025 Plan is 592,249 Class A Ordinary Shares. The Board of Directors may amend, modify or terminate the 2025 Plan at any time.

On November 13, 2025, the Company granted an aggregate of 570,000 restricted Class A Ordinary Shares under the 2025 Plan to non-employee consultants. The fair value of each restricted share was $3.18, based on the closing market price of the Company’s Class A Ordinary Shares on the grant date. The restricted shares granted to non-employee consultants are subject to service-based forfeiture provisions and are recognized as share-based compensation expense over the requisite service periods in accordance with ASC 718. The Company has elected to account for forfeitures as they occur.

The share-based compensation expense related to non-vested restricted shares granted under the 2025 Plan was $588,300, $nil, and $nil for the years ended December 31, 2025, 2024 and 2023, respectively, and was included in selling, general and administrative expenses in the accompanying consolidated statements of comprehensive income.

For the years ended December 31, 2025 and 2024, no Class A Ordinary Shares vested. As of December 31, 2025, total unrecognized compensation cost related to non-vested restricted share awards was $1,224,300, which is expected to be recognized over the remaining service period of two years in accordance with the contractual terms of the awards.

Note 18 - SUBSEQUENT EVENTS

On January 21, 2026, the Company announced its intention to offer and sell, from time to time, up to an aggregate of $60,000,000 of Class A Ordinary Shares, par value $0.05 per share, debt securities, rights, and units. The registration statement relating to such offering was filed with the SEC on January 23, 2026.

On January 22, 2026, the Company entered into a securities purchase agreement (the “ELOC Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company established an equity line of credit facility (the “ELOC”) providing for aggregate gross proceeds of up to $25,000,000. In connection with the ELOC, the Company agreed to issue and sell, from time to time and at its discretion, Class A Ordinary Shares to the Investor, subject to the terms and conditions set forth in the ELOC Purchase Agreement. The Company also issued to the Investor a five-year warrant (the “ELOC Warrant”) to purchase up to 608,777 Class A Ordinary Shares at an exercise price of US$2.4639 per share.

On February 11, 2026, the Company issued 10,000 Class A Ordinary Shares to external consultants in connection with the Company’s equity incentive arrangements. On April 15, 2026, 150,000 restricted shares of Class A Ordinary Shares granted under the Company's equity incentive arrangements vested.

Between January 1, 2026 and August 7, 2026, holders of the Company’s convertible notes converted an aggregate principal amount of $1,050,000 into an aggregate of 839,184 Class A Ordinary Shares. As of August 7, 2026, the Company had issued an additional 1,049,184 Class A Ordinary Shares. The total number of issued and outstanding Class A Ordinary Shares as of August 7, 2026 was 3,596,375.

The Company has evaluated subsequent events through the issuance of the consolidated financial statements as of August 7, 2026 and noted that there are no other subsequent events except for those described above.